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IAMGOLD CORPORATION

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR

CONCERNING THE PROPOSED ACQUISITION BY
IAMGOLD CORPORATION OF CERTAIN OF
THE ASSETS OF GOLD FIELDS LIMITED

November 4, 2004

November 4, 2004

Dear IAMGold Shareholder,

        The directors of IAMGold Corporation ("IAMGold") cordially invite you to attend the special meeting (the "IAMGold Meeting") of the shareholders (the "IAMGold Shareholders") of IAMGold to be held at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday, December 7, 2004 at 2:00 p.m. (Toronto time).

        On August 11, 2004, IAMGold and Gold Fields Limited ("Gold Fields") announced that they had reached an agreement on the terms on which IAMGold will acquire the assets of Gold Fields' subsidiaries located outside of the Southern African Development Community (the "Transaction"). The directors of IAMGold believe that the Transaction is of significant benefit to IAMGold Shareholders. A description of the Transaction is set out in the management information circular of IAMGold which accompanies this letter (the "Circular") and the schedules attached to the Circular.

        At the IAMGold Meeting, you will be asked to consider and, if deemed appropriate, to pass, with or without variation, (i) a resolution (the "Share Issue Resolution"), the full text of which is set out in schedule A to the Circular, authorizing the issue of common shares of IAMGold to Gold Fields and its affiliates in connection with the Transaction, (ii) a resolution (the "Anti-Dilution Resolution"), the full text of which is set out in schedule B to the Circular, authorizing the grant of certain anti-dilution rights in favour of Gold Fields as described in the Circular, (iii) a special resolution (the "Amendment Resolution"), the full text of which is set out in schedule C to the Circular, authorizing IAMGold to amend its articles to change its name to "Gold Fields International Limited", (iv) a resolution (the "Share Incentive Plan Resolution"), the full text of which is set out in schedule D to the Circular, approving an increase in the number of common shares of IAMGold which may be issued pursuant to the share incentive plan of IAMGold, and (v) a resolution (the "By-Law Resolution"), the full text of which is set out in schedule E to the Circular, confirming a new general by-law of IAMGold. At the IAMGold Meeting, you will also be asked to confirm the appointment, conditional upon the completion of the Transaction, of PricewaterhouseCoopers LLP as the auditor of IAMGold (the "Auditor Confirmation"). Your consideration of each of the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution and the Auditor Confirmation is conditional on your approval of the Share Issue Resolution.

        THE DIRECTORS OF IAMGOLD HAVE UNANIMOUSLY APPROVED THE TERMS OF THE TRANSACTION AND UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOUR OF THE SHARE ISSUE RESOLUTION, THE ANTI-DILUTION RESOLUTION, THE AMENDMENT RESOLUTION, THE SHARE INCENTIVE PLAN RESOLUTION, THE BY-LAW RESOLUTION AND THE AUDITOR CONFIRMATION AT THE IAMGOLD MEETING FOR THE REASONS SET FORTH IN THE CIRCULAR.

        The Share Issue Resolution, the Anti-Dilution Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation require the affirmative vote of a majority of the votes cast by IAMGold Shareholders who vote in respect thereof, in person or by proxy, at the IAMGold Meeting. The Amendment Resolution requires the affirmative vote of not less than two-thirds of the votes cast by IAMGold Shareholders who vote in respect thereof, in person or by proxy, at the IAMGold Meeting.

        We hope that you will be able to attend the IAMGold Meeting. Whether or not you are able to attend, it is important that you be represented at the IAMGold Meeting. We encourage you to complete the enclosed form of proxy and return it, by the time specified in the notice of the IAMGold Meeting and the Circular, to Computershare Trust Company of Canada at the address specified on the form of proxy. Voting by proxy will ensure that your vote will be counted if you are unable to attend the IAMGold Meeting.

        Georgeson Shareholder Communications Canada Inc. has been retained by IAMGold as a proxy solicitation agent in connection with the IAMGold Meeting. Any questions and requests for assistance relating to the IAMGold Meeting may be directed by IAMGold Shareholders to Georgeson Shareholder Communications Canada Inc. toll-free at 1-888-288-8573.

Sincerely,

JOSEPH F. CONWAY
President and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
OF IAMGOLD CORPORATION

        NOTICE IS HEREBY GIVEN that a special meeting (the "IAMGold Meeting") of the shareholders of IAMGold Corporation ("IAMGold") will be held at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday, December 7, 2004 at 2:00 p.m. (Toronto time) for the following purposes:

1.
to consider and, if deemed appropriate, to pass, with or without variation, a resolution (the "Share Issue Resolution"), the full text of which is set out in schedule A to the management information circular of IAMGold which accompanies this notice (the "Circular"), authorizing the issue to Gold Fields Limited ("Gold Fields") and its affiliates of 351,690,218 common shares of IAMGold and such additional number of common shares of IAMGold as is determined in accordance with the Subsequent Subscription Adjustment, as defined in the Circular, in connection with the acquisition by IAMGold of the assets of Gold Fields' subsidiaries located outside of the Southern African Development Community (the "Transaction"), as more particularly described in the Circular;

2.
if the Share Issue Resolution is passed, to consider and, if deemed appropriate, to pass, with or without variation, a resolution, the full text of which is set out in schedule B to the Circular, authorizing IAMGold to execute and deliver an anti-dilution agreement with Gold Fields and authorizing IAMGold and its subsidiaries to issue securities to Gold Fields and its affiliates from time to time pursuant to the anti-dilution rights granted thereunder to Gold Fields, as more particularly described in the Circular;

3.
if the Share Issue Resolution is passed, to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, the full text of which is set out in schedule C to the Circular, authorizing IAMGold to amend its articles to change the name of IAMGold to "Gold Fields International Limited", as more particularly described in the Circular;

4.
if the Share Issue Resolution is passed, to consider and, if deemed appropriate, to pass, with or without variation, a resolution, the full text of which is set out in schedule D to the Circular, approving an increase in the number of common shares of IAMGold which may be issued pursuant to the share incentive plan of IAMGold, as more particularly described in the Circular;

5.
to consider and, if deemed appropriate, to pass, with or without variation, a resolution, the full text of which is set out in schedule E to the Circular, confirming the repeal of the existing general by-law of IAMGold and the adoption of a new general by-law of IAMGold, the full text of which is reproduced as appendix 1 to schedule E to the Circular, as more particularly described in the Circular;

6.
if the Share Issue Resolution is passed, to confirm the appointment, conditional upon the completion of the Transaction, of PricewaterhouseCoopers LLP as the auditor of IAMGold; and

7.
to transact such other business as may properly come before the IAMGold Meeting or any adjournment or postponement thereof.

        A description of the Transaction and the other matters to be considered at the IAMGold Meeting is included in the Circular. The Transaction will be completed pursuant to, and in accordance with, the purchase agreement dated September 30, 2004, as amended and restated as of November 4, 2004, between IAMGold, Gold Fields, Gold Fields Ghana Holdings Limited and Gold Fields Guernsey Limited, a copy of which is set out in schedule G to the Circular, as such purchase agreement may be further amended from time to time after the date hereof in accordance with the provisions thereof.

        Only shareholders of record at the close of business on November 1, 2004 are entitled to receive notice of, and to vote at, the IAMGold Meeting and any adjournment or postponement thereof.

        Shareholders who are unable to be present in person at the IAMGold Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by Computershare Trust Company of Canada, by no later than 2:00 p.m. (Toronto time) on December 3, 2004 or, in the case of any adjournment or postponement of the IAMGold Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed IAMGold Meeting.

DATED at Toronto, Ontario this 4th day of November, 2004.

BY ORDER OF THE BOARD

JOSEPH F. CONWAY President and Chief Executive Officer

NOTICE TO UNITED STATES SHAREHOLDERS

        This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders of IAMGold in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and proxy statements under the U.S. Exchange Act.

        The historical financial information for IAMGold and the Acquired Companies and the pro forma financial information of Gold Fields International included or incorporated by reference in this Circular are presented in United States dollars and have been prepared in accordance with and/or reconciled to Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects.

        Enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that IAMGold is organized under the laws of a jurisdiction other than the United States, that its officers and directors are residents of countries other than the United States, that some of the experts named in this Circular are residents of Canada and that a substantial portion of the assets of IAMGold and such persons are located outside of the United States.

        The unaudited pro forma condensed consolidated financial statements of Gold Fields International included in this Circular have been presented in accordance with the requirements of paragraph 4.5 of National Instrument 44-101 and have been prepared in accordance with Canadian generally accepted accounting principles and International Financial Reporting Standards. The unaudited pro forma condensed consolidated financial statements of Gold Fields International do not purport to be in compliance with Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission and have not been prepared in accordance with or reconciled to United States generally accepted accounting principles.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This Circular includes "forward-looking statements" within the meaning of the U.S. Securities Act and the U.S. Exchange Act. All statements, other than statements of historical facts, included in this Circular that address activities, events or developments that IAMGold expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of IAMGold's business, operations, plans and other such matters, are forward-looking statements. When used in this Circular, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

        The statements made in this Circular about the anticipated impact the Transaction may have on the operations of IAMGold, as well as the benefits expected to result from the Transaction, are forward-looking statements. Other forward-looking statements include but are not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, reserve and resource estimates and reserve conversion rates. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IAMGold (and, upon the completion of the Transaction, Gold Fields International) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in this Circular. Risks that may affect results of operations, earnings and expected benefits of Gold Fields International upon completion of the Transaction are also discussed in the section entitled "Risk Factors" in this Circular. Although IAMGold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

SUMMARY

        The following is a summary of information contained elsewhere in this Circular. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Circular and in the attached schedules. Shareholders are encouraged to read this Circular and the attached schedules carefully and in their entirety. In this Circular, dollar amounts are expressed in United States dollars unless otherwise stated. Unless the context otherwise requires, capitalized words and terms in this summary have the same meanings as set forth in the Glossary, in the Technical Glossary set out in schedule N to this Circular and elsewhere in this Circular.

IAMGold Corporation

        IAMGold is a growth oriented, intermediate gold mining, exploration and development company with primary interests in the following properties:

  (a)
  an indirect 38% interest in the mining rights for the mining permit area in Mali on which the Sadiola gold mine is located;

  (b)
  an indirect 40% interest in the mining rights for the mining permit area in Mali, immediately to the north of the Sadiola mining permit area, on which the Yatela gold mine is located;

  (c)
  an indirect 18.9% interest in the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

  (d)
  an indirect 18.9% interest in the mineral rights to the Damang concession in Ghana, which is contiguous with the Tarkwa concession, on which the Damang gold mine is located;

  (e)
  a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada;

  (f)
  a 0.72% net smelter return royalty on the Williams gold mine located in Ontario, Canada;

  (g)
  a portfolio of royalty interests on other active and inactive mineral properties located in the Americas and Africa; and

  (h)
  exploration properties located in West Africa, South America and Canada.

        Additional information with respect to the business and affairs of IAMGold is set forth in schedule H to this Circular.

        IAMGold's registered and principal executive office is located at 5th Floor, 220 Bay Street, Toronto, Ontario M5J 2W4. IAMGold's telephone number is (416) 360-4710.

The Transaction

Outline of the Transaction

        The Transaction involves the acquisition by IAMGold or one or more of its wholly-owned subsidiaries of the assets of Gold Fields' subsidiaries located outside of the SADC. Pursuant to the Transaction, IAMGold will acquire the Acquired Interests, being:

  (a)
  Gold Fields' 100% ownership interest in the St. Ives and Agnew gold mines in Australia;

  (b)
  Gold Fields' 71.1% ownership interest in the Tarkwa and Damang gold mines in Ghana;

  (c)
  Gold Fields' 100% interest in the Arctic Platinum Project, an advanced development project in Finland;

  (d)
  Gold Fields' 80.7% economic interest and 92% voting interest in the Cerro Corona Project, a development project in Peru, the acquisition of which is subject to completion;

  (e)
  all of the working capital (consisting of cash, cash equivalents and receivables owing by trade debtors less payables owed to trade creditors) of GF Guernsey and GF Ghana Holdings, both subsidiaries of Gold Fields, as of the Completion Date;

  (f)
  a portfolio of other interests in exploration properties (including the Essakan project in Burkina Faso, the Bibiani project in Western Ghana, the Committee Bay project in the Nunavut Territory in northeastern Canada and the Monte Ollasteddu project in Sardinia, among other projects) and various investments, including securities of companies listed on the TSX, the London Stock Exchange, the Australian Stock Exchange and other markets; and

  (g)
  approximately $450 million in cash, cash equivalents and gold bullion.

        As consideration for the acquisition of the Acquired Interests, IAMGold will issue to Gold Fields and its affiliates 351,690,218 IAMGold Shares and such additional number of IAMGold Shares as is determined in accordance with the Subsequent Subscription Adjustment.

        The Subsequent Subscription Adjustment will be determined by dividing the Net Cash Subscription Amount by the volume weighted average trading price of the IAMGold Shares on the TSX, converted into US dollars, over the 20 business days immediately preceding the Completion Date. The Net Cash Subscription Amount will be the amount of the cash contributions made directly or indirectly by Gold Fields into the Acquired Companies and the Vendors from and after June 24, 2004 to the Completion Date, net of any and all dividends or other distributions made from the Acquired Companies and the Vendors to Gold Fields (directly or indirectly) in such period other than management fees and service fees paid in the ordinary course of business, provided that the Net Cash Subscription Amount may not exceed US$50 million in the aggregate.

        As at November 4, 2004, there were outstanding 145,749,480 IAMGold Shares and options and other rights to acquire IAMGold Shares ("IAMGold Share Rights") entitling the holders thereof to acquire an aggregate of 5,779,899 IAMGold Shares. Assuming that 6,612,022 IAMGold Shares are issued pursuant to the Subsequent Subscription Adjustment (based on the maximum Net Cash Subscription Amount of US$50 million, the closing price of the IAMGold Shares on the TSX on November 4, 2004 of Cdn$9.15 and a United States dollar / Canadian dollar exchange rate of US$1 = Cdn$1.21), an aggregate of 358,302,240 IAMGold Shares will be issued to Gold Fields and its affiliates in connection with the Transaction. Based upon the foregoing and assuming the completion of the Transaction as at November 4, 2004, IAMGold would have outstanding 504,051,720 IAMGold Shares and IAMGold Share Rights to acquire an aggregate of 5,779,899 IAMGold Shares, of which Gold Fields and its affiliates would hold 358,302,240 IAMGold Shares, representing approximately 71.1% thereof on a non-diluted basis and approximately 70.3% thereof on a fully-diluted basis.

        IAMGold Shareholders of record as of a date shortly before the Completion Date will receive the Special Dividend from IAMGold of Cdn$0.50 per IAMGold Share (for an aggregate cash dividend of approximately Cdn$72.8 million).

        Following the completion of the Transaction, IAMGold will be renamed "Gold Fields International Limited" (or such other name as may be agreed upon by IAMGold and Gold Fields) and will become the international growth vehicle (outside of the SADC) for Gold Fields.

        See "The Transaction — Outline of the Transaction".

Benefits of the Transaction

        The IAMGold Board of Directors believes, based upon, among other things, the recommendation of the Special Committee, which recommendation was unanimously adopted by the IAMGold Board of Directors, that the Transaction should have the following benefits for IAMGold Shareholders:

  (a)
  the Transaction is expected to create one of the world's top gold producers (fourth largest in North America and seventh largest in the world);

  (b)
  IAMGold Shareholders of record as of a date shortly before the Completion Date will receive the Special Dividend from IAMGold of Cdn$0.50 per IAMGold Share;

  (c)
  Gold Fields International will have interests in six producing gold operations, two in Ghana, two in Australia and two in Mali, with expected attributable production of approximately 2 million ounces of gold at a total cash cost of approximately $250 per ounce in calendar year 2005;

  (d)
  Gold Fields International will have attributable unhedged proved and probable mineral reserves of 19.2 million ounces of gold, attributable measured and indicated mineral resources of approximately 25.9 million ounces of gold and additional attributable inferred mineral resources of approximately 9.1 million ounces of gold (in the case of measured, indicated and inferred mineral resources, excluding the Arctic Platinum Project, the Cerro Corona Project and the Essakan project);

  (e)
  Gold Fields International will have immediate and near-term production growth opportunities through the development of the Arctic Platinum Project in Finland and the Cerro Corona Project in Peru (the acquisition of which is subject to completion) and the expansion of the Tarkwa gold mine in Ghana, as well as opportunities for future organic growth arising out of the combined Gold Fields/IAMGold exploration portfolio;

  (f)
  Gold Fields International will have a strong balance sheet with approximately $450 million in cash, cash equivalents and gold bullion upon the completion of the Transaction;

  (g)
  Gold Fields International will be well positioned for internal growth and have the financial strength and flexibility to take advantage of consolidation and acquisition opportunities in the gold mining industry, support for which has been secured from the SARB as long as the SARB Conditions (including that Gold Fields own more than 50.1% of Gold Fields International) are complied with;

  (h)
  Gold Fields International will have an experienced and entrepreneurial management team with significant operating experience; and

  (i)
  Gold Fields International will have a geographically diversified asset base, including operations and development projects in Australia, West Africa, Europe and the Americas.

        See "The Transaction — Benefits of the Transaction".

Recommendation of the Special Committee

        At a meeting of the IAMGold Board of Directors held on September 30, 2004, the Special Committee unanimously recommended to the IAMGold Board of Directors, after considering the terms of the Transaction, the written fairness opinion dated September 28, 2004 from RBC delivered to the Special Committee and the IAMGold Board of Directors in connection with the Transaction and other matters, that the IAMGold Board of Directors approve the terms of the Transaction, that IAMGold enter into the Purchase Agreement and that the IAMGold Board of Directors recommend that the IAMGold Shareholders vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting.

        At a meeting of the IAMGold Board of Directors held on November 4, 2004, the Special Committee unanimously confirmed its recommendation that the IAMGold Board of Directors recommend that the IAMGold Shareholders vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting.

        In making such recommendation to the IAMGold Board of Directors, the Special Committee carefully reviewed and considered the terms of the Transaction, with the benefit of advice from financial and legal advisors. The following are the principal reasons for the Special Committee's unanimous recommendation to the IAMGold Board of Directors that the IAMGold Board of Directors recommend that IAMGold Shareholders vote in favour of the matters relating to the Transaction at the IAMGold Meeting:

  (a)
  the written fairness opinion dated September 28, 2004 from RBC as updated by the RBC Fairness Opinion, each delivered by RBC to the Special Committee and the IAMGold Board of Directors and which conclude that, subject to the assumptions, limitations and qualifications set forth therein, as of the respective dates thereof, the consideration under the Transaction is fair from a financial point of view to IAMGold;

  (b)
  the Transaction is accretive to IAMGold Shareholders on a pro forma net asset value per share basis;

  (c)
  the pro forma cash flow per share pursuant to the Transaction will be neutral to IAMGold Shareholders in the mid-term, but will be accretive to IAMGold Shareholders in the long-term; and

  (d)
  the other expected benefits of the Transaction to IAMGold Shareholders listed under "The Transaction — Benefits of the Transaction" in this Circular.

        See "The Transaction — Recommendation of the Special Committee".

Recommendation of the IAMGold Board of Directors

        The IAMGold Board of Directors has unanimously approved the terms of the Transaction and authorized IAMGold to enter into the Purchase Agreement and unanimously recommends that the IAMGold Shareholders vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting. In recommending that the IAMGold Shareholders vote in favour of the matters relating to the Transaction at the IAMGold Meeting, the IAMGold Board of Directors considered, among other things, the unanimous recommendation of the Special Committee, the expected benefits of the Transaction to the IAMGold Shareholders as well as the following factors:

  (a)
  the financial analysis provided by RBC to the IAMGold Board of Directors and the Special Committee and the RBC Fairness Opinion which concludes that, subject to the assumptions, limitations and qualifications set forth therein, as of November 4, 2004, the consideration under the Transaction is fair from a financial point of view to IAMGold;

  (b)
  the Transaction will provide IAMGold with the benefit of an immediate increase in cash flow from the St. Ives and Agnew gold mines in Australia; and

  (c)
  under the terms of the Purchase Agreement, the IAMGold Board of Directors is able, subject to the provisions of the Purchase Agreement, to consider any unsolicited bona fide Acquisition Proposal that is a Superior Proposal and approve or recommend to IAMGold Shareholders, or enter into an agreement in respect of, a Superior Proposal (see "The Purchase Agreement — Non-Solicitation" " — Superior Proposals" and " — Termination and Termination Fees").

        See "The Transaction — Recommendation of the IAMGold Board of Directors" and "Business to be Considered by IAMGold Shareholders".

RBC Fairness Opinion

        In recommending that the IAMGold Shareholders vote in favour of the matters relating to the Transaction at the IAMGold Meeting, the IAMGold Board of Directors considered, among other things, the RBC Fairness Opinion. The RBC Fairness Opinion concludes that, subject to the assumptions, limitations and qualifications set forth therein, as of November 4, 2004, the consideration under the Transaction is fair from a financial point of view to IAMGold. The complete text of the RBC Fairness Opinion, which sets forth the assumptions made, matters considered, limitations on the review undertaken and qualifications in connection with the RBC Fairness Opinion, is set out in schedule F to this Circular. The RBC Fairness Opinion addresses only the fairness to IAMGold of the consideration under the Transaction from a financial point of view and is not and should not be construed as a valuation of IAMGold, Gold Fields or any of their respective assets or securities or a recommendation to any IAMGold Shareholder as to whether to vote in favour of the matters relating to the Transaction at the IAMGold Meeting. IAMGold Shareholders are urged to, and should, read the RBC Fairness Opinion in its entirety.

        See "The Transaction — RBC Fairness Opinion" and schedule F to this Circular.

Support of IAMGold Directors and Officers

        Each of the directors of IAMGold and certain of the officers of IAMGold, including the Chief Executive Officer and the Chief Financial Officer of IAMGold, has agreed:

  (a)
  to vote, or cause to be voted, the IAMGold Shares beneficially owned by him or over which he exercises control or direction, other than pursuant to being named in a proxy in connection with the IAMGold Meeting, in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation; and

  (b)
  not to take any action that would or could result in the IAMGold Shares beneficially owned by him or over which he exercises control or direction not being voted as described in the preceding paragraph.

        The obligations of the directors and such officers of IAMGold will automatically terminate if the Purchase Agreement is terminated in accordance with its terms.

        The directors and such officers of IAMGold collectively own and exercise control or direction over an aggregate of 11,138,451 IAMGold Shares, representing approximately 7.6% of the IAMGold Shares outstanding as at November 4, 2004.

Completion of the Transaction

        Upon the satisfaction or waiver of the conditions to the completion of the Transaction, including the approval of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution and the By-Law Resolution by IAMGold Shareholders, IAMGold and Gold Fields will complete the Transaction. It is currently anticipated that the Transaction will be completed by the end of 2004 or early in 2005.

        See "The Transaction — Completion of the Transaction".

Conditions to the Transaction

        The obligations of IAMGold and Gold Fields to complete the Transaction are subject to the satisfaction or waiver of certain mutual conditions to be performed or complied with at or prior to the Escrow Time, including, among others, (a) the Share Issue Resolution having been approved in accordance with applicable Laws by the IAMGold Shareholders at the IAMGold Meeting, (b) the TSX and the NYSE or, failing the NYSE, AMEX having conditionally approved the listing of the Consideration Shares, (c) all of the rights, benefits, obligations and liabilities of GF Ghana Holdings pursuant to existing management contracts and all other agreements between GF Ghana Holdings and each of the Ghana JV Companies having been transferred by way of novation to IAMGold or a current or future subsidiary of IAMGold, (d) IAMGold and Gold Fields having entered into the Anti-Dilution Agreement and the Relationship Agreement, and (e) certain regulatory, third person and other consents and approvals having been obtained in relation to the Transaction and the transfer by Gold Fields of its interests in certain companies and projects to one or more subsidiaries of Gold Fields which are not Acquired Companies in connection with the Transaction.

        The obligation of IAMGold to complete the Transaction is subject to the satisfaction or waiver of certain additional conditions in its favour to be performed or complied with at or prior to the Escrow Time, including, among others, (a) Gold Fields, the Vendors and the Acquired Companies having performed and complied in all material respects with all of the covenants and obligations required to be performed or complied with by them under the Purchase Agreement prior to the Escrow Time, (b) the representations and warranties of Gold Fields contained in the Purchase Agreement being true and accurate (in certain cases in all material respects) when made and as of the Escrow Time, (c) there having not been up to the Escrow Time any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on the Acquired Companies, (d) there having been obtained certain releases or terminations in respect of any obligations or liabilities of any of the Acquired Companies to provide any guarantee, indemnity or other financial support in relation to any debts, liabilities or obligations of Gold Fields or any of its subsidiaries other than the Acquired Companies, (e) there having been obtained or received all governmental, regulatory and other approvals and consents, expiry of waiting periods and agreements and all amendments and modifications to, and terminations of, agreements which, if not obtained, agreed, amended, modified or terminated in connection with the completion of the Transaction, would have, or could reasonably be expected to have, a material adverse effect on IAMGold or the IAMGold Shareholders or the Acquired Companies or which could materially impede the completion of the Transaction, (f) there not being in force any Laws, and there not having been taken any action under any applicable Laws or by any government or regulatory authority which (i) makes it illegal or otherwise restrains the completion of the Transaction, or (ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages relating to the Transaction which is, or could be, relating to the Transaction which has, or could reasonably be expected to have, a material adverse effect on IAMGold or the Acquired Companies, (g) other than in the normal course of business, there having been no material change in the employment arrangements of any senior officer of any Acquired Company and no Acquired Company having hired any additional senior officer, and (h) IAMGold having been provided with a legal opinion to the effect that all Southern African regulatory requirements required to be satisfied by Gold Fields in connection with the completion of the Transaction have been satisfied.

        The obligation of Gold Fields to complete the Transaction is subject to the satisfaction or waiver of certain additional conditions in its favour to be performed or complied with at or prior to the Escrow Time, including, among others, (a) IAMGold and the other IAMGold Group Companies having performed and complied in all material respects with all of the covenants and obligations required to be performed or complied with by IAMGold or the other IAMGold Group Companies, as the case may be, under the Purchase Agreement prior to the Escrow Time, (b) the representations and warranties of IAMGold contained in the Purchase Agreement being true and accurate (in certain cases in all material respects) when made and as of the Escrow Time, (c) there having not been any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on IAMGold, (d) there having been obtained certain releases or terminations in respect of any obligations or liabilities of Gold Fields or any of its subsidiaries other than the Acquired Companies to provide any guarantee, indemnity or other financial support in relation to any debts, liabilities or obligations of any of the Acquired Companies, (e) there having been obtained or received all governmental, regulatory, third person and other approvals and consents, expiry of waiting periods and agreements and all amendments and modifications to, and terminations of, agreements which, if not obtained, agreed, amended, modified or terminated in connection with the completion of the Transaction, would have, or could reasonably be expected to have, a material adverse effect on Gold Fields, IAMGold, their respective shareholders, any Vendor or the Acquired Companies or which could materially impede the completion of the Transaction, (f) there not being in force any Laws and there not having been taken any action under any applicable Laws or by any government or regulatory authority which (i) makes it illegal or otherwise directly or indirectly restrains the completion of the Transaction, or (ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages relating to the Transaction which is, or could be, relating to the Transaction which has, or could reasonably be expected to have, a material adverse effect on Gold Fields, IAMGold, any Vendor or the Acquired Companies, (g) no person together with its joint actors having acquired beneficial ownership of, or exercise control or direction over, directly or indirectly, in aggregate more than 20% of the IAMGold Shares, (h) other than in the normal course of business, there having been no material change in the employment arrangements of any senior officer of any IAMGold Group Company and no IAMGold Group Company having hired any additional senior officer, (i) IAMGold having taken certain actions relating to the election or appointment of nominees of Gold Fields as directors effective as of the Completion Date, (j) IAMGold and Gold Fields having entered into the Registration Rights Agreement, (k) the IAMGold Shareholders having approved the Anti-Dilution Resolution, the Amendment Resolution and the By-Law Resolution, (l) the Gold Fields Shareholders having approved the Transaction in the manner determined by the directors of Gold Fields, and (m) Mvela Resources having executed and delivered the Mvela Resources Novation Agreement.

        See "The Purchase Agreement — Conditions to the Completion of the Transaction".

Non-Solicitation

        Pursuant to the Purchase Agreement, IAMGold and Gold Fields have agreed that, subject to all Laws applicable to IAMGold and Gold Fields, respectively, until the earlier of the completion of the Transaction and the Termination Date, neither of IAMGold or Gold Fields will, directly or indirectly, nor will it authorize or permit any of its accountants, legal counsel, technical, tax and financial advisors or other representatives to, directly or indirectly (a) solicit, initiate, encourage, engage in or respond to any Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, (c) withdraw or modify in a manner adverse to the other of them the approval of its directors of the Transaction, (d) agree to, approve or recommend an Acquisition Proposal, or (e) enter into any agreement related to an Acquisition Proposal; provided, however, that subject to the provisions of the Purchase Agreement, the foregoing will not (i) prevent IAMGold from completing the IAMGold Permitted Transactions or Gold Fields from completing the Gold Fields Permitted Transactions, (ii) prevent IAMGold from furnishing non-public information to, or entering into a confidentiality agreement and/or discussions with, any person in response to a bona fide unsolicited Acquisition Proposal that is submitted by such person and which is not withdrawn if, prior to furnishing such non-public information to, entering into a confidentiality agreement with, or entering into discussions with, such person, IAMGold gives Gold Fields written notice of its intention to furnish non-public information to, enter into a confidentiality agreement with, or enter into discussions with, such person, or (iii) prevent Gold Fields from publicly disclosing details of an Acquisition Proposal and making such statements and recommendations relative to the Transaction and such Acquisition Proposal as may be required pursuant to applicable Laws if the directors of Gold Fields conclude in good faith, after consultation with counsel, that such actions are required in order for them to comply with applicable Laws, provided that Gold Fields is precluded from accepting or entering into any agreement in respect thereof prior to the termination of the Purchase Agreement.

        IAMGold and Gold Fields are required to promptly notify the other of them of any future Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any of the foregoing or any request for non-public information relating to them. Such notice is required to include a description of the material terms and conditions of any such proposal and the identity of the person making such proposal, inquiry, request or contact.

Superior Proposals

        Pursuant to the Purchase Agreement, IAMGold has agreed that neither IAMGold nor its directors shall, in respect of any Acquisition Proposal, accept, approve or recommend or enter into any agreement in respect of such Acquisition Proposal unless:

  (a)
  the directors of IAMGold have determined in good faith that such Acquisition Proposal constitutes a Superior Proposal;

  (b)
  Gold Fields has been provided with a copy of the document containing such Superior Proposal (with certain permitted deletions);

  (c)
  five business days have elapsed from the later of the date on which Gold Fields received notice of the determination of IAMGold to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal and the date Gold Fields received a copy of the Superior Proposal, and (i) Gold Fields has not, within such five business day period, made an offer in writing to amend the Purchase Agreement which purports to at least match the Superior Proposal (a "Matching Offer") or (ii) Gold Fields has made a Matching Offer and the directors of IAMGold determine (which determination need not be made within such five business day period) in good faith, after consultation with and receiving advice from, as appropriate, their respective financial, legal and other advisors, that such Matching Offer would not, if consummated in accordance with its terms, result in a transaction

  (i)
  which is equivalent or superior, from a financial point of view, to IAMGold to the Superior Proposal (and IAMGold shall have received a written opinion from its financial advisors substantially to such effect), or

    (ii)
    the acceptance of which by IAMGold, having regard to all of the then prevailing circumstances, would be most likely to result in the performance by the directors of IAMGold of their fiduciary obligations under applicable Laws;

  (d)
  if Gold Fields has elected not to match the Superior Proposal or if a Matching Offer made by Gold Fields is not accepted by IAMGold, IAMGold terminates the Purchase Agreement; and

  (e)
  IAMGold pays the termination fee to Gold Fields in accordance with the provisions of the Purchase Agreement.

Termination and Termination Fees

        The Purchase Agreement may be terminated at any time prior to the Completion Date:

  (a)
  by IAMGold if Gold Fields has elected not to match the Superior Proposal or if an offer made by Gold Fields is not accepted by IAMGold;

  (b)
  by Gold Fields or IAMGold if the Transaction has not closed in escrow by December 21, 2004 or if any mutual condition to the completion of the Transaction is not satisfied or waived by the Escrow Time;

  (c)
  by IAMGold if any condition in its favour to the completion of the Transaction is not satisfied or waived by the Escrow Time; or

  (d)
  by Gold Fields if any condition in its favour to the completion of the Transaction is not satisfied or waived by the Escrow Time.

        In the event that:

  (a)
  IAMGold terminates the Purchase Agreement in the circumstances set out in paragraph (d) under the subheading "Superior Proposals" above; or

  (b)
  the Purchase Agreement is terminated following public disclosure by Gold Fields of details of an Acquisition Proposal in the manner permitted by the Purchase Agreement and, within 180 days after such termination, Gold Fields accepts or enters into an agreement with respect to an Acquisition Proposal in respect of which it made a recommendation pursuant to applicable Laws;

(any such event being a "Triggering Event"), then IAMGold or Gold Fields, as the case may be, is required to pay the other of them an amount in cash equal to US$20 million in immediately available funds to an account designated by the other of them. Such payment is to be made, in the case of a termination in accordance with paragraph (a) immediately above, concurrently with such termination and, in the circumstances set forth in paragraph (b) immediately above, at the earliest time that such Acquisition Proposal is accepted, approved or recommended or an agreement with respect to such Acquisition Proposal is executed. The obligation to make any such payment will survive any termination of the Purchase Agreement. The SARB has confirmed its agreement to the making of such a payment by Gold Fields, provided that the SARB is to be advised of the specific circumstances that triggered such payment.

Anti-Dilution Agreement

        It is a mutual condition in favour of IAMGold and Gold Fields to the completion of the Transaction that IAMGold and Gold Fields enter into the Anti-Dilution Agreement as of and with effect from the Completion Date. The purpose of the Anti-Dilution Agreement is to, among other things, ensure compliance with the requirement of the SARB that, upon completion of the Transaction, Gold Fields and its affiliates maintain a minimum ownership interest in Gold Fields International of at least 50.1% (or such lesser percentage as may be required or permitted to be held by Gold Fields and its affiliates from time to time by South African regulatory authorities).

        The Anti-Dilution Agreement provides that, for so long as it is required by any regulatory authority in South Africa, Gold Fields International will grant pre-emptive rights to Gold Fields and its affiliates and restricts the issue of GFI Shares or securities (other than options) convertible into, or exchangeable for, GFI Shares

(collectively "GFI Equity Securities") such that Gold Fields and its affiliates will be able to maintain beneficial ownership of not less than 50.1% or such lesser percentage as may be required or permitted from time to time by regulatory authorities in South Africa (the "Minimum Ownership Level") of the outstanding GFI Shares on a fully-diluted basis from time to time. The Anti-Dilution Agreement will provide that, in connection with any proposed issue (by public offering, private placement or otherwise) of GFI Equity Securities for cash consideration (a "GFI Cash Offering"), Gold Fields and its affiliates will collectively have the right to subscribe for such number of GFI Equity Securities as will enable Gold Fields and its affiliates to maintain their percentage beneficial ownership of the outstanding GFI Shares on a fully-diluted basis immediately prior to the completion of the GFI Cash Offering. The Anti-Dilution Agreement will further provide that, in connection with any proposed issue of GFI Equity Securities otherwise than pursuant to a GFI Cash Offering which could result in the beneficial ownership interest of Gold Fields and its affiliates falling below the Minimum Ownership Level, Gold Fields and its affiliates will collectively have the right to subscribe for such number of GFI Equity Securities at a subscription price determined in accordance with the provisions of the Anti-Dilution Agreement as will ensure that the beneficial ownership interest of Gold Fields and its affiliates will not fall below the Minimum Ownership Level upon the completion of the issue of the GFI Equity Securities.

        In the Anti-Dilution Agreement, Gold Fields will agree not to, and to cause its affiliates not to, dispose of less than all of the securities of Gold Fields International then owned by Gold Fields or any of its affiliates for so long as the Anti-Dilution Rights are in effect unless otherwise required by South African regulatory authorities.

        See "The Anti-Dilution Agreement".

Relationship Agreement

        It is a mutual condition in favour of IAMGold and Gold Fields to the completion of the Transaction that IAMGold and Gold Fields enter into the Relationship Agreement as of and with effect from the Completion Date. The Relationship Agreement will contain certain covenants and agreements regarding, among other things, (i) the conduct of the business of Gold Fields International and Gold Fields, including the provision of information concerning Gold Fields International to Gold Fields and the provision of certain services by either of them to the other, (ii) the treatment, as between Gold Fields International and Gold Fields, of potential corporate opportunities and conflicts of interest, and (iii) compliance with the SARB Conditions. Pursuant to the provisions of the Relationship Agreement, corporate opportunities will be allocated between Gold Fields and Gold Fields International on a geographic basis, with Gold Fields having a right of first refusal to engage in, bid for or otherwise pursue any potential transaction or opportunity involving a mining property situate in the SADC and Gold Fields International having a right of first refusal to engage in, bid for or otherwise pursue all other potential transactions and opportunities.

        See "The Relationship Agreement".

Stock Exchange Listings

        Following the completion of the Transaction, the GFI Shares will continue to be listed on the TSX. The TSX has conditionally approved the listing of the Consideration Shares, subject to IAMGold fulfilling all of the requirements of the TSX.

        An application has been made to the NYSE for approval of the listing, conditional upon the completion of the Transaction, of the GFI Shares on the NYSE. In the event that the GFI Shares are listed on the NYSE, the GFI Shares will be de-listed from the AMEX. Until such time as the GFI Shares are listed on the NYSE, the GFI Shares will remain listed on the AMEX and an application has been made to the AMEX for approval of the listing of the Consideration Shares on the AMEX. Listing of the Consideration Shares on the AMEX, and listing of the GFI Shares on the NYSE, is subject to Gold Fields International fulfilling all of the requirements of the AMEX and the NYSE, respectively.

Risk Factors

        IAMGold Shareholders should consider a number of risk factors in evaluating whether to approve the matters relating to the Transaction at the IAMGold Meeting. These risk factors include certain risks related to the Transaction and Gold Fields International following the completion of the Transaction which are disclosed in greater detail under the heading "Risk Factors" in this Circular.

The IAMGold Meeting

Time, Date and Place

        The IAMGold Meeting will be held at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday, December 7, 2004 at 2:00 p.m. (Toronto time).

Record Date and IAMGold Shares Entitled to Vote

        IAMGold Shareholders of record at the close of business on the Record Date, being November 1, 2004, are entitled to receive notice of, and to vote at, the IAMGold Meeting. At the close of business on the Record Date, there were 145,749,480 IAMGold Shares outstanding.

Matters to be Considered

        At the IAMGold Meeting, the IAMGold Shareholders will be asked to consider and vote upon:

  (a)
  the Share Issue Resolution;

  (b)
  if the Share Issue Resolution is passed as required,

  (i)
  the Anti-Dilution Resolution,

  (ii)
  the Amendment Resolution,

  (iii)
  the Share Incentive Plan Resolution, and

  (iv)
  the Auditor Confirmation;

  (c)
  the By-Law Resolution; and

  (d)
  such other matters as may properly come before the IAMGold Meeting.

        See "Business to be Considered by IAMGold Shareholders".

Votes Required for Certain Matters

        The Share Issue Resolution, the Anti-Dilution Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation require the affirmative vote of a majority of the votes cast by IAMGold Shareholders who vote in respect thereof, in person or by proxy, at the IAMGold Meeting. The Amendment Resolution requires the affirmative vote of not less than two-thirds of the votes cast by IAMGold Shareholders who vote in respect thereof, in person or by proxy, at the IAMGold Meeting.

Selected Consolidated Financial Data for IAMGold

        The following selected consolidated financial data presented for, and as at the end of, each of the years in the three-year period ended December 31, 2003 and the six-month period ended June 30, 2004 is derived from the consolidated financial statements of IAMGold. The consolidated financial statements of IAMGold as at June 30, 2004 and December 31, 2003, 2002 and 2001 and for the six-month period ended June 30, 2004 and each of the years in the three-year period ended December 31, 2003 are set out in schedule K to this Circular and reference should be made to such consolidated financial statements, including the notes thereto and, in the case of the audited consolidated financial statements, the auditors' report thereon. Schedule K to this Circular also contains management's discussion and analysis of such consolidated financial statements. IAMGold uses the US dollar as its reporting currency. All financial data presented below is in thousands of dollars, except per share data.

	Six months Ended June 30, 2004	Year Ended December 31,
		2003	2002	2001
Statement of Operations Data:
Sales	$55,433	$96,607	$89,824	$81,655
Royalty revenues	3,709	4,504	—	—
Equity income	7,064	9,650	—	—
Net earnings	5,983	15,480	5,713	11,096
Basic net income per share	0.04	0.11	0.07	0.15
Diluted net income per share	0.04	0.10	0.07	0.15
Balance Sheet Data:
Cash and gold bullion	$94,900	$113,958	$46,413	$31,365
Net working capital	112,876	118,539	56,884	19,917
Total assets	448,858	454,169	194,309	180,583
Long-term debt	10,870	11,342	13,091	15,055
Shareholders' equity	393,988	386,688	152,150	127,441

Selected Aggregate Historical Financial Data for the Acquired Companies

        The following selected aggregate historical financial data presented for, and as at the end of, each of the years in the three-year period ended June 30, 2004 is derived from the aggregate historical financial statements of the Acquired Companies. The aggregate historical financial statements of the Acquired Companies as at June 30, 2004, 2003, and 2002 and for each of the years in the three-year period ended June 30, 2004 are set out in schedule L to this Circular and reference should be made to such aggregate historical financial statements, including the notes thereto and the auditors' report thereon. Schedule L to this Circular also contains management's discussion and analysis of such aggregate historical financial statements. The aggregate historical financial statements of the Acquired Companies set out in schedule L to this Circular have been prepared in accordance with IFRS, using both the Rand and the US dollar as their reporting currency, and have been reconciled to Canadian GAAP. All financial data presented below is in thousands of US dollars, except per share data.

	Year Ended June 30,
	2004	2003	2002
Income Statement Data:
Revenue	623.5	497.9	337.0
Net earnings	76.6	131.4	79.7
Balance Sheet Data:
Cash and cash equivalents	312.6	64.4	61.8
Net working capital	378.9	187.5	121.5
Total assets	1,442.3	850.7	741.2
Long-term liabilities	—	21.1	117.0
Shareholders' equity	888.7	459.7	266.6

Summary Pro Forma Financial Information

        The following table presents selected unaudited pro forma condensed consolidated financial information for Gold Fields International in respect of the periods indicated, after giving effect to the Transaction. This table should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Gold Fields International under Canadian GAAP and IFRS, the notes thereto and the report of PricewaterhouseCoopers Inc. thereon set out in schedule M to this Circular. This table contains financial information derived from financial statements that have been prepared in accordance with Canadian GAAP and IFRS. The pro forma condensed consolidated financial information is provided for informational purposes only and does not purport to be indicative of results of operations of Gold Fields International following completion of the Transaction as of any future date or for any future period.

	Year ended June 30, 2004
	Canadian GAAP	IFRS
	(in millions of US dollars)	(in millions of Rand)
Pro Forma Income Statement Information:
Revenue	728.5	5,015.0
Operating profit	99.9	900.9
Profit before taxation	165.7	847.7
Net earnings	100.3	401.2
Earnings per share	(in US cents per share)	(in SA cents per share)
Basic	20.2	80.7
Diluted	20.1	80.4
Pro Forma Balance Sheet Information:	(in millions of US dollars)	(in millions of Rand)
Total assets	2,260.8	14,904.9
Shareholders' equity	1,685.5	11,218.1
Non-current liabilities	400.1	2,625.5

GLOSSARY

        Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Circular. These defined words and terms are not always used herein and may not conform to the defined words and terms used in the schedules to this Circular.

"Abosso" means Abosso Goldfields Limited, a subsidiary of GF Ghana Holdings existing under the laws of Ghana.

"Acquired Companies" means the Directly Acquired Companies and the Indirectly Acquired Companies collectively and "Acquired Company" means any one of the Acquired Companies.

"Acquired Interests" means, subject to any Structure Changes, (i) all of the outstanding shares of Orogen, (ii) all of the outstanding shares of the GFG Directly Held Companies which, as of the date of the Purchase Agreement, are held by GF Guernsey, (iii) all of the Listed Directly Acquired Interests, (iv) all of the outstanding shares of the Ghana JV Companies which, as of the date of the Purchase Agreement, are held by GF Ghana Holdings and all interests in intercompany loans or other advances made by GF Ghana Holdings to GF Ghana Limited, (v) all of the working capital (consisting of cash, cash equivalents and receivables owing by trade debtors less payables owed to trade creditors) of GF Guernsey and GF Ghana Holdings as of the Completion Date, (vi) the Indirectly Acquired Companies, and (vii) the Listed Indirectly Acquired Interests collectively.

"Acquisition Proposal" means any inquiry or proposal concerning a transaction other than the Transaction regarding (i) in the case of IAMGold, any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer or any type of similar transaction which would or could, in any case, constitute a de facto acquisition or change of control of IAMGold, or (ii) in the case of Gold Fields, any transaction (other than certain permitted public market transactions) which would or could result in the acquisition by any person, other than a Gold Fields Group Company, of any or any part of the Acquired Interests.

"Amendment Resolution" means the special resolution of the IAMGold Shareholders authorizing IAMGold to amend its articles to change the name of IAMGold to "Gold Fields International Limited" or such other name as may be agreed upon by IAMGold and Gold Fields, the text of which special resolution is set out in schedule C to this Circular.

"AMEX" means the American Stock Exchange, Inc.

"AngloGold" means AngloGold Ashanti Limited, a corporation existing under the laws of South Africa.

"Anti-Dilution Agreement" means the anti-dilution agreement to be entered into between Gold Fields and Gold Fields International as of and with effect from the Completion Date, the form of which is set out in schedule E to the Purchase Agreement.

"Anti-Dilution Resolution" means the resolution of the IAMGold Shareholders authorizing IAMGold to enter into the Anti-Dilution Agreement and authorizing IAMGold and its subsidiaries to issue securities to Gold Fields and its affiliates from time to time pursuant to the anti-dilution rights granted to Gold Fields thereunder, the text of which resolution is set out in schedule B to this Circular.

"Arctic Platinum Project" means the development project in Finland in which Gold Fields has a 100% interest, as more particularly described in schedule J to this Circular.

"Auditor Confirmation" means the confirmation by the IAMGold Shareholders at the IAMGold Meeting of the appointment, conditional upon the completion of the Transaction, of PricewaterhouseCoopers LLP as the auditor of IAMGold.

"AU$" means Australian dollars.

"Barrick" means Barrick Gold Corporation, a corporation existing under the laws of the Province of Ontario.

"business day" means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada or Johannesburg, South Africa.

"By-Law Resolution" means the resolution of the IAMGold Shareholders confirming the repeal of the former general by-law of IAMGold and the adoption of a new general by-law of IAMGold, the text of which resolution and new general by-law of IAMGold is set out in schedule E to this Circular.

"CBCA" means the Canada Business Corporations Act, as amended.

"Cdn$" means Canadian dollars.

"Cerro Corona Project" or "Cerro Corona" means the development project in Peru in relation to which Gold Fields has entered into a share purchase agreement to acquire an 80.7% economic interest and a 92% voting interest (the acquisition of which is subject to completion), as more particularly described in schedules I and J to this Circular.

"CIM Standards" means the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves — Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000.

"Circular" means this management information circular, including all schedules attached hereto, which is being sent to the IAMGold Shareholders in connection with the IAMGold Meeting.

"CMA" means the Common Monetary Area, the member states of which are Lesotho, Namibia, South Africa and Swaziland.

"Completion Date" means the date on which the Transaction is completed, which date is required to be during the period between the Escrow Date and the later of (i) a date not later than January 5, 2005 designated by Gold Fields, and (ii) eight business days following the Escrow Date.

"Consideration Shares" means the IAMGold Shares to be issued to Gold Fields and its subsidiaries in connection with the Transaction pursuant to the Purchase Agreement, being 351,690,218 IAMGold Shares and such additional number of IAMGold Shares as is determined in accordance with the Subsequent Subscription Adjustment.

"Directly Acquired Companies" means Orogen, the GFG Directly Held Companies and the Ghana JV Companies collectively and "Directly Acquired Company" means any of the Directly Acquired Companies.

"Escrow Date" means the date on which the Transaction is closed in escrow, which date is required to be on or before December 15, 2004, subject to unilateral extension by either IAMGold or Gold Fields to a date not later than December 21, 2004.

"Escrow Time" means 9:00 a.m. (Toronto time) on the Escrow Date.

"GAAP" means generally accepted accounting principles.

"GF Ghana Holdings" means Gold Fields Ghana Holdings Limited, a wholly-owned subsidiary of GF Guernsey existing under the laws of the Isle of Guernsey.

"GF Ghana Limited" means Gold Fields Ghana Limited, a subsidiary of GF Ghana Holdings existing under the laws of Ghana.

"GF Guernsey" means Gold Fields Guernsey Limited, a wholly-owned subsidiary of GFLMS existing under the laws of the Isle of Guernsey.

"GFG Directly Held Companies" means the companies listed in part 2 of schedule A to the Purchase Agreement.

"GFI Board of Directors" means the board of directors of Gold Fields International.

"GFI Shares" means the common shares which Gold Fields International will be authorized to issue after the Completion Date and, for all purposes of the Anti-Dilution Agreement and the Registration Rights Agreement, includes any other shares of Gold Fields International which carry voting rights exercisable in all circumstances or under circumstances that have occurred and are continuing or which carry a residual right to participate in the earnings of Gold Fields International and in its assets upon liquidation or winding-up to an unlimited degree.

"GFLMS" means GFL Mining Services Limited, a wholly-owned subsidiary of Gold Fields existing under the laws of South Africa.

"Ghana JV Companies" means GF Ghana Limited and Abosso collectively.

"Golden Star" means Golden Star Resources Ltd., a corporation existing under the CBCA.

"Gold Fields" means Gold Fields Limited, a corporation existing under the laws of South Africa (and where the context requires includes its subsidiaries).

"Gold Fields Board of Directors" means the board of directors of Gold Fields.

"Gold Fields Group" means, without duplication, Gold Fields, GFLMS, the Vendors and the Acquired Companies collectively and "Gold Fields Group Company" means any member of the Gold Fields Group.

"Gold Fields International" means IAMGold upon the completion of the Transaction which, assuming the Amendment Resolution is passed at the IAMGold Meeting, will change its name to "Gold Fields International Limited".

"Gold Fields Meeting" means the general meeting of Gold Fields Shareholders to be held at 9:00 a.m. (South African time) on Tuesday, December 7, 2004 to consider the Transaction, including any adjournment or postponement thereof.

"Gold Fields Permitted Transactions" means certain proposed transactions disclosed in writing by Gold Fields to IAMGold concurrently with the execution of the Purchase Agreement.

"Gold Fields Shareholders" means the holders of Gold Fields Shares.

"Gold Fields Shares" means the ordinary shares which Gold Fields is authorized to issue.

"IAMGold" means IAMGold Corporation, a corporation existing under the CBCA.

"IAMGold Board of Directors" means the board of directors of IAMGold.

"IAMGold Group" means IAMGold and the IAMGold Subsidiaries collectively and "IAMGold Group Company" means any member of the IAMGold Group.

"IAMGold Meeting" means the special meeting of IAMGold Shareholders to be held at 2:00 p.m. (Toronto time) on Tuesday, December 7, 2004, including any adjournment or postponement thereof.

"IAMGold Notice of Meeting" means the notice of the IAMGold Meeting sent to IAMGold Shareholders together with this Circular.

"IAMGold Permitted Transactions" means certain proposed transactions disclosed in writing by IAMGold to Gold Fields concurrently with the execution of the Purchase Agreement.

"IAMGold Share Incentive Plan" means the share incentive plan of IAMGold (which, upon the Completion Date, will become the share incentive plan of Gold Fields International), consisting of a share purchase plan, a share option plan and a share bonus plan, pursuant to which IAMGold Shares may be issued to officers, directors, employees and consultants of IAMGold and the IAMGold Subsidiaries (and pursuant to which, following the Completion Date, GFI Shares may be issued to officers, directors, employees and consultants of Gold Fields International and its subsidiaries).

"IAMGold Shareholders" means the holders of IAMGold Shares.

"IAMGold Shares" means the common shares which IAMGold is authorized to issue.

"IAMGold Significant Interest Companies" means SEMOS, SADEX, YATELA and Kenieba Exploration Company Limited, a corporation existing under the laws of the British Virgin Islands, collectively and "IAMGold Significant Interest Company" means any of the IAMGold Significant Interest Companies.

"IAMGold Subsidiaries" means (i) AGEM Ltd., IAMGold South America Corporation Ltd. and Repadre International Corporation, each of which is a corporation existing under the laws of the Commonwealth of Barbados, (ii) Repadre Capital (BVI) Inc., Repadre Ventures (BVI) Inc. and Repadre Finance (BVI) Inc., each of which is a corporation existing under the laws of the British Virgin Islands, (iii) IAMGold Mali SARL, a corporation existing under the laws of Mali, (iv) IAMGold Ecuador S.A., a corporation existing under the laws of Ecuador, (v) IAMGold Argentina S.A., a corporation existing under the laws of Argentina, (vi) IAMGold Brazil S.A., a corporation existing under the laws of Brazil, (vii) Repadre Capital Inc., a corporation existing under the laws of the State of Nevada, and (viii) Mutual Ghana Ltd., a corporation existing under the laws of Ghana, collectively and "IAMGold Subsidiary" means any of the IAMGold Subsidiaries.

"IFRS" means International Financial Reporting Standards.

"Indirectly Acquired Companies" means the companies listed in schedule C to the Purchase Agreement collectively and "Indirectly Acquired Company" means any of the Indirectly Acquired Companies.

"ITA" means the Income Tax Act (Canada), as amended.

"JSE" means the JSE Securities Exchange, South Africa.

"JORC Code" means the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia, which has been accepted for use in Canada under NI 43-101.

"Laws" means all laws, including common law, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of (a) any federal, provincial, state, foreign or other government, (b) any other governmental entity or authority (including any securities commission or other securities regulatory authority and any court or arbitrator) having jurisdiction, and (c) in respect of each of Gold Fields and IAMGold, the stock exchanges on which any of their respective securities are listed collectively.

"Listed Acquired Interests" means the Listed Directly Acquired Interests and Listed Indirectly Acquired Interests collectively and "Listed Acquired Interest" means any of the Listed Acquired Interests.

"Listed Directly Acquired Interests" means all of the outstanding securities of certain companies which are held by GF Guernsey, being those companies listed in schedule B to the Purchase Agreement, collectively.

"Listed Indirectly Acquired Interests" means the securities of any entity which are held by any of the Acquired Companies and which are listed or posted for trading on any stock exchange or market collectively.

"material adverse effect" means:

  (a)
  in relation to the Acquired Companies, a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the Acquired Companies taken as a whole, other than any effect (i) relating to the global economy or securities markets in general, (ii) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on the Acquired Companies taken as a whole, (iii) resulting from changes in the price of gold, (iv) relating to currency exchange rates, or (v) arising from the announcement or implementation of any of the Gold Fields Permitted Transactions and, for greater certainty, (A) any material decrease or proposed material decrease in Gold Fields' interest in any joint venture material to the Acquired Companies taken as a whole, whether as a result of an exercise of pre-emptive or other rights or otherwise, shall be deemed to have a material adverse effect, and (B) any event identified in writing by Gold Fields to IAMGold concurrently with the execution of the Purchase Agreement shall be deemed not to have a material adverse effect; and

  (b)
  in relation to IAMGold, a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the IAMGold Group taken as a whole, other than any effect, (i) relating to the global economy or securities markets in general, (ii) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on the IAMGold Group, taken as a whole, (iii) resulting from changes in the price of gold, (iv) relating to currency exchange rates, (v) which is a change in the trading price of the publicly traded securities of IAMGold immediately following and reasonably attributable to the disclosure of the Transaction and the matters contemplated by the Purchase Agreement, or (vi) arising from the announcement or implementation of the IAMGold Permitted Transactions and, for greater certainty, (A) any material decrease or proposed material decrease in (a) IAMGold's interest in any IAMGold Significant Interest Company or joint venture material to IAMGold, (b) IAMGold's entitlement pursuant to the royalty agreement effective September 30, 2003 between Repadre Capital Corporation (of which IAMGold is the successor by amalgamation), Aber Diamond Corporation and Diavik Diamond Mines Inc., or (c) IAMGold's entitlement by agreement, arrangement or understanding to royalties on mineral properties taken as a whole, in each case whether as a result of an exercise of purchase, pre-emptive or termination rights or otherwise, shall be deemed to have a material adverse effect, and (B) any event identified in writing by IAMGold to Gold Fields concurrently with the execution of the Purchase Agreement shall be deemed not to have a material adverse effect.

"Mvela Exploration Agreement" means the agreement between GFLMS and Mvela Resources which became effective March 1, 2002, as more particularly described herein under the heading "Gold Fields International After the Completion of the Transaction — Certain Material Contracts".

"Mvela Gold" means Mvelaphanda Gold (Proprietary) Limited, a wholly-owned subsidiary of Mvela Resources.

"Mvela Resources" means Mvelaphanda Resources Limited, a South African mining and exploration company whose ordinary shares are listed on the JSE.

"Mvela Resources Novation Agreement" means an agreement to be entered into by IAMGold, GFLMS and Mvela Resources providing for the assignment to IAMGold of the rights, and the assumption by IAMGold of the obligations, of GFLMS under the Mvela Exploration Agreement to the extent that they relate to properties outside the SADC, which agreement will be effective as of the Completion Date.

"Net Cash Subscription Amount" means the cash contributions made directly or indirectly by Gold Fields into the Acquired Companies and the Vendors from and after June 24, 2004 to the Completion Date net of any and all dividends or other distributions made from the Acquired Companies or the Vendors to Gold Fields (directly or indirectly) in such period other than management fees and service fees paid in the ordinary course of business, provided that such Net Cash Subscription Amount may not exceed US$50 million in the aggregate.

"Newmont" means Newmont Mining Corporation, a corporation existing under the laws of the state of Delaware.

"NI 43-101" means National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators.

"NPV" means net present value.

"NYSE" means the New York Stock Exchange.

"Orogen" means Orogen Holding (BVI) Limited, a corporation existing under the laws of the British Virgin Islands.

"Purchase Agreement" means the purchase agreement dated September 30, 2004, as amended and restated as of November 4, 2004, between IAMGold, Gold Fields, GF Ghana Holdings and GF Guernsey, a copy of which is set out in schedule G to this Circular, as further amended from time to time in accordance with the provisions thereof, provided that references to the Purchase Agreement in this Circular in respect of any time prior to November 4, 2004 shall mean the purchase agreement dated September 30, 2004 between IAMGold, Gold Fields, GF Ghana Holdings and GF Guernsey.

"RBC" means RBC Dominion Securities Inc., a member company of RBC Capital Markets.

"RBC Fairness Opinion" means the written fairness opinion dated November 4, 2004 from RBC delivered to the Special Committee and the IAMGold Board of Directors in connection with the Transaction, a copy of which is set out in schedule F to this Circular, which written fairness opinion updates the written fairness opinion dated

September 28, 2004 from RBC delivered to the Special Committee and the IAMGold Board of Directors in connection with the Transaction.

"Record Date" means November 1, 2004.

"Registration Rights Agreement" means the registration rights agreement to be entered into between Gold Fields and Gold Fields International with effect as of the Completion Date, the form of which is set out in schedule F to the Purchase Agreement.

"Relationship Agreement" means the relationship agreement to be entered into between Gold Fields and Gold Fields International with effect as of the Completion Date, the form of which is set out in schedule G to the Purchase Agreement.

"SA cents" means South African cents.

"SADC" means the Southern African Development Community, the member states of which are Angola, Botswana, the Democratic Republic of Congo, Lesotho, Malawi, Mauritius, Mozambique, Namibia, Seychelles, South Africa, Swaziland, United Republic of Tanzania, Zambia and Zimbabwe.

"SADEX" means Sadiola Exploration Limited, a corporation existing under the laws of the British Virgin Islands.

"SARB" means the South African Reserve Bank Exchange Control Division.

"SARB Conditions" means the conditions set out in the letter dated July 26, 2004 from the SARB addressed to Gold Fields and the letter dated July 22, 2004 from Gold Fields addressed to the SARB that, among other things (a) at all times Gold Fields retain a minimum of 50.1% ownership in Gold Fields International, (b) Gold Fields International maintain directly or through subsidiaries a minimum 50.1% ownership in any acquisition or project that it acquires after the Completion Date, (c) any financial arrangements related to transactions of the nature referred to in (b) above be non-recourse to South Africa, and (d) Gold Fields report to the SARB after any transaction of the nature referred to in (b) above giving full details of the acquisition and the financing mechanisms, as such conditions are more particularly described herein under the heading "Regulatory Matters — South African Reserve Bank".

"SEC" means the United States Securities and Exchange Commission.

"SEDAR" means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators and CDS Inc.

"SEMOS" means La Société d'Exploitation des Mines d'Or de Sadiola S.A., a corporation existing under the laws of Mali.

"Share Incentive Plan Resolution" means the resolution of the IAMGold Shareholders approving an increase in the number of IAMGold Shares issuable pursuant to the share option plan comprising part of the IAMGold Share Incentive Plan, the text of which resolution is set out in schedule D to this Circular.

"Share Issue Resolution" means the resolution of the IAMGold Shareholders approving the issue of the Consideration Shares in connection with the Transaction, the text of which resolution is set out in schedule A to this Circular.

"Snowden" means Snowden Mining Industry Consultants.

"South African Regulatory Requirements" means any requirement as to the share ownership interest of Gold Fields and its affiliates in Gold Fields International imposed by the South African government or any South African governmental entity or regulatory authority.

"Special Committee" means the special committee of the IAMGold Board of Directors established to consider, among other things, the Transaction.

"Special Dividend" means the special cash dividend in the amount of Cdn$0.50 per IAMGold Share to be paid to IAMGold Shareholders of record at the close of business on a date to be determined preceding the Completion Date.

"SRK Consulting" means Steffen, Robertson and Kirsten (UK) Limited, Steffen, Robertson and Kirsten (Australia) (Proprietary) Limited and Steffen, Robertson and Kirsten (South Africa) (Pty) Limited collectively.

"Structure Changes" means modifications to the structure of the Transaction as such structure is set out in the Purchase Agreement and the incorporation into the Transaction of additional elements or refinements that Gold Fields is entitled to make from time to time, pursuant to the terms of the Purchase Agreement, upon written notice to IAMGold and subject to certain conditions being met as contained in the Purchase Agreement and further described in this Circular.

"Subsequent Subscription Adjustment" means the number of IAMGold Shares resulting from the division of the Net Cash Subscription Amount by the volume weighted average trading price of the IAMGold Shares quoted on the TSX, converted into United States dollars at the average daily noon rate of exchange for Canadian dollars to United States dollars quoted by the Bank of Canada, in each case over the 20 business days immediately preceding the Completion Date.

"subsidiary" means, in respect of any person, any other person in respect of which such first mentioned person possesses, directly or indirectly, the power to vote more than 50% of the outstanding voting securities of such person or otherwise direct the management or policies of such person by contract or otherwise and "subsidiaries" means all such persons collectively.

"Superior Proposal" means a bona fide unsolicited Acquisition Proposal received by IAMGold after the date of the Purchase Agreement (a) that is not conditional upon obtaining financing, and (b) in respect of which the directors of IAMGold have determined in good faith, after consultation with and receiving advice from, as appropriate, their financial, legal and other advisors, that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction (i) which is superior, from a financial point of view, to IAMGold and/or the IAMGold Shareholders to the Transaction (and IAMGold shall have received a written opinion from its financial advisors substantially to such effect), or (ii) the acceptance of which by IAMGold, having regard to all of the then prevailing circumstances, would be more likely to result in the performance by the directors of IAMGold of their fiduciary obligations under applicable Laws.

"Transaction" means the acquisition by IAMGold or one or more wholly-owned subsidiaries thereof of the Acquired Interests from Gold Fields' subsidiaries and the issue by IAMGold of the Consideration Shares to Gold Fields and its subsidiaries as consideration therefor, resulting in the acquisition by IAMGold of the assets of Gold Fields located outside of the SADC.

"Transaction Documents" means the Purchase Agreement, the Anti-Dilution Agreement, the Registration Rights Agreement and the Relationship Agreement collectively.

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"US GAAP" means United States GAAP.

"US$" or "US dollars" means United States dollars.

"Vendors" means those Gold Field Group Companies that transfer Acquired Companies or Listed Acquired Interests to IAMGold or its subsidiaries in connection with the Transaction collectively.

"Wheaton River" means Wheaton River Minerals Ltd., a corporation existing under the Business Corporations Act (Ontario).

"YATELA" means Yatela Exploitation Company Limited, a joint venture corporation existing under the laws of Mali.

EXCHANGE RATES

        Unless otherwise specified, all financial information contained in this Circular is expressed in US dollars. Certain financial information relating to IAMGold contained in this Circular originated in Canadian dollars. Certain financial information relating to Gold Fields contained in this Circular originated in US dollars, Australian dollars or Rand. Financial information for the Acquired Companies was prepared in Rand and has been converted for convenience into US dollars.

        The following table sets out certain relevant rates of exchange in effect on October 22, 2004 as well as at the end of the periods indicated and the average rates of exchange during such periods.

		12 months ended December 31,				12 months ended June 30,
					6 months ended June 30, 2004
Rate or Average(1)	October 22, 2004
		2003	2002	2001		2004	2003	2002
Rand Exchange Rates:
Rand/US$1.00
Rate	6.21	6.65	8.69	12.08	6.30	6.30	7.79	10.36
Average		7.54	10.51	8.60	6.67	6.90	9.07	10.19
Rand/Cdn$1.00
Rate	4.99	5.15	5.51	7.60	4.68	4.68	5.78	6.86
Average		5.38	6.68	5.56	4.99	5.12	5.55	6.45
Rand/AU$1.00
Rate	4.60	4.99	4.95	6.17	4.41	4.41	5.16	5.51
Average		4.90	5.70	4.46	4.94	4.92	5.29	5.82
US Dollar Exchange Rates:
US$/Rand1.00
Rate	0.16	0.15	0.12	0.08	0.16	0.16	0.13	0.10
Average		0.13	0.10	0.12	0.15	0.14	0.11	0.10
US$/Cdn$1.00
Rate	0.80	0.77	0.63	0.63	0.74	0.74	0.74	0.66
Average		0.71	0.64	0.65	0.75	0.74	0.66	0.64
US$/AU$1.00
Rate	0.74	0.75	0.57	0.51	0.69	0.70	0.66	0.53
Average		0.65	0.54	0.52	0.74	0.71	0.58	0.57
Canadian Dollar Exchange Rates:
Cdn$/US$1.00
Rate	1.24	1.29	1.58	1.59	1.35	1.35	1.35	1.51
Average		1.40	1.57	1.55	1.34	1.34	1.51	1.57
Cdn$/Rand1.00
Rate	0.20	0.19	0.18	0.13	0.21	0.21	0.17	0.15
Average		0.19	0.15	0.18	0.20	0.20	0.18	0.16
Cdn$/AU$1.00
Rate	0.92	0.97	0.89	0.82	0.93	0.93	0.91	0.86
Average		0.91	0.86	0.80	0.99	0.96	0.88	0.82

(1)
"Rate" indicates the rate of exchange in effect on the date or at the end of the period indicated, as the case may be. "Average" indicates the average rate of exchange during the period indicated.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF
MEASURED, INDICATED AND INFERRED RESOURCES

        This Circular (including the schedules attached hereto) uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required under Canadian securities legislation, the SEC does not recognize them. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

PRESENTATION OF FINANCIAL INFORMATION

Canadian GAAP Financial Statements

        IAMGold prepares its financial statements in accordance with Canadian GAAP. The financial information for IAMGold included in this Circular has been extracted from the audited consolidated financial statements of IAMGold for the years ended and as at December 31, 2003, 2002 and 2001 and the unaudited consolidated financial statements of IAMGold for the six months ended and as at June 30, 2004. The unaudited pro forma condensed consolidated financial information for Gold Fields International set out in this Circular has been prepared in accordance with both Canadian GAAP and IFRS.

IFRS Financial Statements

        The aggregate historical financial information for the Acquired Companies set out in this Circular has been prepared in accordance with IFRS and has been reconciled to Canadian GAAP. The unaudited pro forma condensed consolidated financial information for Gold Fields International set out in this Circular has been prepared in accordance with both Canadian GAAP and IFRS. IFRS differs in certain respects from Canadian GAAP.

US GAAP Financial Statements

        IAMGold reconciles the shareholders' funds and the profit/loss attributable to IAMGold Shareholders from Canadian GAAP to US GAAP. These US GAAP reconciled financial statements are included in IAMGold's annual report on Form 40-F filed with the SEC. IAMGold's annual reports on Form 40-F and reports on Form 6-K are available to the public for inspection.

GENERAL PROXY INFORMATION

Solicitation of Proxies

        The information contained in this Circular is furnished in connection with the solicitation of proxies to be used at the IAMGold Meeting to be held at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday, December 7, 2004 at 2:00 p.m. (Toronto time), for the purposes set out in the accompanying IAMGold Notice of Meeting.

        It is expected that the solicitation of proxies for the IAMGold Meeting will be made primarily by mail, however, directors, officers and employees of IAMGold may also solicit proxies by telephone, telecopier or in person in respect of the IAMGold Meeting. The solicitation of proxies for the IAMGold Meeting is being made by or on behalf of the directors and management of IAMGold and IAMGold will bear the costs of the solicitation of proxies for the IAMGold Meeting. In addition, IAMGold will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of IAMGold Shares.

        In connection with the solicitation of proxies, IAMGold has retained Georgeson Shareholder Communications Canada Inc. to solicit proxies from the IAMGold Shareholders at an agreed cost of Cdn$80,000 (exclusive of expenses and charges), subject to the completion of the Transaction.

Voting by Proxies

        Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of IAMGold. An IAMGold Shareholder may appoint a person (who need not be an IAMGold Shareholder) other than the persons already named in the enclosed form of proxy to represent such IAMGold Shareholder at the IAMGold Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, no later than 2:00 p.m. (Toronto time) on December 3, 2004 or, in the event of an adjournment or postponement of the IAMGold Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed IAMGold Meeting.

        In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of IAMGold. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

        The management representatives designated in the enclosed form of proxy will vote the IAMGold Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the IAMGold Shares will be voted accordingly. In the absence of such direction, such IAMGold Shares will be voted by the IAMGold representatives named in such form of proxy in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation and will be voted by such representatives on all other matters which may come before the IAMGold Meeting in their discretion.

        The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the IAMGold Notice of Meeting and with respect to other matters which may properly come before the IAMGold Meeting. At the date of this Circular, management of IAMGold does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of IAMGold should properly come before the IAMGold Meeting, the persons named in the enclosed form of proxy will be authorized to vote the IAMGold Shares represented thereby in their discretion.

Non-Registered Shareholders

        Only registered shareholders of IAMGold, or the persons they appoint as their proxies, are entitled to attend and vote at the IAMGold Meeting. However, in many cases, IAMGold Shares beneficially owned by a person (a "Non-Registered Shareholder") are registered either:

  (a)
  in the name of an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the IAMGold Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

  (b)
  in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

        In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, IAMGold has distributed copies of the IAMGold Notice of Meeting, this Circular and its form of proxy (collectively the "Meeting Materials") to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them.

Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

  (a)
  be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

  (b)
  be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of IAMGold Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M1B 2Y4.

        In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the IAMGold Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the applicable IAMGold Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Revocation of Proxies

        A registered shareholder of IAMGold who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of IAMGold (5th Floor, 220 Bay Street, Toronto, Ontario M5J 2W4) at any time up to and including the last business day preceding the day of the IAMGold Meeting, or (ii) with the Chairman of the IAMGold Meeting prior to the commencement of the IAMGold Meeting on the day of the IAMGold Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney, as the case may be; or (c) in any other manner permitted by law.

        A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder's IAMGold Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

INFORMATION CONCERNING THE IAMGOLD MEETING

Time, Date and Place

        The IAMGold Meeting will be held at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday, December 7, 2004 at 2:00 p.m. (Toronto time) as set forth in the IAMGold Notice of Meeting.

Record Date and IAMGold Shares Entitled to Vote

        IAMGold Shareholders of record at the close of business on the Record Date, being November 1, 2004, are entitled to receive notice of, and to vote at, the IAMGold Meeting. At the close of business on the Record Date, there were 145,749,480 IAMGold Shares outstanding.

Matters to be Considered

        At the IAMGold Meeting, the IAMGold Shareholders will be asked to consider and vote upon:

  (a)
  the Share Issue Resolution;

  (b)
  if the Share Issue Resolution is passed as required,

  (i)
  the Anti-Dilution Resolution,

  (ii)
  the Amendment Resolution,

  (iii)
  the Share Incentive Plan Resolution, and

  (iv)
  the Auditor Confirmation;

  (c)
  the By-Law Resolution; and

  (d)
  such other matters as may properly come before the IAMGold Meeting.

        The IAMGold Board of Directors unanimously recommends that IAMGold Shareholders vote IN FAVOUR of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting. See "The Transaction — Recommendation of the IAMGold Board of Directors" and "Business to be Considered by IAMGold Shareholders".

        It is a mutual condition in favour of IAMGold and Gold Fields to the completion of the Transaction that the Share Issue Resolution be approved as required by the IAMGold Shareholders at the IAMGold Meeting and that IAMGold and Gold Fields enter into the Anti-Dilution Agreement as of and with effect from the Completion Date. It is a condition in favour of Gold Fields to the completion of the Transaction that the Anti-Dilution Resolution, the Amendment Resolution and the By-Law Resolution be approved as required by the IAMGold Shareholders at the IAMGold Meeting. See "The Purchase Agreement — Conditions to the Completion of the Transaction".

Principal Shareholders

        As at the Record Date, to the knowledge of the directors and officers of IAMGold, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the IAMGold Shares then outstanding.

Quorum and Votes Required for Certain Matters

        The presence of two persons entitled to vote thereat, either as shareholders or proxyholders, and holding or representing more than 5% of the IAMGold Shares entitled to vote thereat will constitute a quorum for the IAMGold Meeting.

        The Share Issue Resolution, the Anti-Dilution Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation require the affirmative vote of a majority of the votes cast by the

IAMGold Shareholders who vote in respect thereof, in person or by proxy, at the IAMGold Meeting. The Amendment Resolution requires the affirmative vote of not less than two-thirds of the votes cast by the IAMGold Shareholders who vote in respect thereof, in person or by proxy, at the IAMGold Meeting.

Interests of Certain Persons in the Transaction

        In considering the recommendation of the IAMGold Board of Directors to vote in favour of the matters relating to the Transaction, IAMGold Shareholders should be aware that certain of the directors and executive officers of IAMGold have interests in the Transaction that are different from, or in addition to, the interests of IAMGold Shareholders generally. IAMGold is a party to management or employment agreements (collectively the "Management Agreements") with William D. Pugliese as Co-Chairman and Chief Executive Officer (now Chairman) of IAMGold, Joseph F. Conway as President and Chief Executive Officer of IAMGold, Grant A. Edey as Chief Financial Officer of IAMGold, Larry E. Phillips as Vice President, Corporate Affairs and Corporate Secretary of IAMGold, Paul B. Olmsted as Vice President, Corporate Development of IAMGold, Dennis Jones as Vice President, Exploration of IAMGold and Tom Atkins as Vice President, Investor Relations of IAMGold (collectively the "Key Executives"). Under the Management Agreements, for the 2004 financial year of IAMGold the base annual salary for Mr. Conway was fixed at Cdn$500,000, for Mr. Edey was fixed at Cdn$275,000, for Mr. Phillips was fixed at Cdn$250,000, for Messrs. Jones and Olmsted was fixed at Cdn$230,000, for Mr. Pugliese was fixed at Cdn$200,000 and for Mr. Atkins was fixed at Cdn$190,000. The Management Agreements contain provisions with respect to termination on death and disability as well as termination by IAMGold other than for cause, in which case remuneration equal to their base annual salary is to be paid to Messrs. Conway, Edey, Phillips, Jones and Olmsted for 24 months, to Mr. Atkins for 18 months and to Mr. Pugliese for 12 months following such termination and, in all cases, any outstanding stock options become fully exercisable.

        The Management Agreements (with the exception of the Management Agreement with Mr. Pugliese) also contain "change of control" provisions. These provisions provide that, under certain specified circumstances, a change in control of IAMGold is deemed to constitute termination of the applicable Key Executive by IAMGold other than for cause, unless waived by the Key Executive. Completion of the Transaction will result in a "change of control" of IAMGold within the meaning of the applicable Management Agreements. Accordingly, unless waived by the applicable Key Executive, completion of the Transaction will entitle Messrs. Conway, Edey, Phillips, Jones, Olmsted and Atkins to a lump sum cash payment of approximately Cdn$1,000,000, Cdn$550,000, Cdn$500,000, Cdn$460,000, Cdn$460,000 and Cdn$285,000, respectively. It is not anticipated that the Key Executives will waive the foregoing "change of control" provisions of the Management Agreements in connection with the completion of the Transaction.

        In addition, upon completion of the Transaction, IAMGold has agreed to pay to Claude Barjot, President of AGEM Ltd., a subsidiary of IAMGold, a lump sum cash payment of approximately $290,000.

THE TRANSACTION

Overview of the Transaction

        IAMGold, Gold Fields, GF Ghana Holdings and GF Guernsey have entered into the Purchase Agreement providing for the completion of the Transaction. The Transaction involves the acquisition by IAMGold or one or more of its wholly-owned subsidiaries of the assets of Gold Fields' subsidiaries located outside of the SADC. Pursuant to the Transaction, IAMGold will acquire the Acquired Interests and, as consideration therefor, will issue to Gold Fields and its affiliates 351,690,218 IAMGold Shares and such additional number of IAMGold Shares as is determined in accordance with the Subsequent Subscription Adjustment.

        The Subsequent Subscription Adjustment will be determined by dividing the Net Cash Subscription Amount by the volume weighted average trading price of the IAMGold Shares on the TSX, converted into US dollars, over the 20 business days immediately preceding the Completion Date. The Net Cash Subscription Amount will be the amount of the cash contributions made directly or indirectly by Gold Fields into the Acquired Companies and the Vendors from and after June 24, 2004 to the Completion Date, net of any and all dividends or other distributions made from the Acquired Companies and the Vendors to Gold Fields (directly or indirectly) in such period other than management fees and service fees paid in the ordinary course of business, provided that the Net Cash Subscription Amount may not exceed US$50 million in the aggregate.

        As at November 4, 2004, there were outstanding 145,749,480 IAMGold Shares and options and other rights to acquire IAMGold Shares ("IAMGold Share Rights") entitling the holders thereof to acquire an aggregate of 5,779,899 IAMGold Shares. Assuming that 6,612,022 IAMGold Shares are issued pursuant to the Subsequent Subscription Adjustment (based on the maximum Net Cash Subscription Amount of US$50 million, the closing price of the IAMGold Shares on the TSX on November 4, 2004 of Cdn$9.15 and a United States dollar / Canadian dollar exchange rate of US$1 = Cdn$1.21), an aggregate of 358,302,240 IAMGold Shares will be issued to Gold Fields and its affiliates in connection with the Transaction. Based upon the foregoing and assuming the completion of the Transaction as at November 4, 2004, IAMGold would have outstanding 504,051,720 IAMGold Shares and IAMGold Shares Rights to acquire an aggregate of 5,779,899 IAMGold Shares, of which Gold Fields and its affiliates would hold 358,302,240 IAMGold Shares, representing approximately 71.1% thereof on a non-diluted basis and approximately 70.3% thereof on a fully-diluted basis.

        IAMGold Shareholders of record as of a date shortly before the Completion Date will receive the Special Dividend from IAMGold of Cdn$0.50 per IAMGold Share (for an aggregate cash dividend of approximately Cdn$72.8 million).

        Following the completion of the Transaction, IAMGold will be renamed "Gold Fields International Limited" (or such other name as may be agreed upon by IAMGold and Gold Fields) and will become the international growth vehicle outside of the SADC for Gold Fields.

Contributions of IAMGold and Gold Fields

Properties of IAMGold

        IAMGold has non-operating interests in four gold operations located in West Africa, including minority interests in the Tarkwa and Damang gold mines in which Gold Fields has a controlling (71.1%) interest. The annualized 2004 gold production of IAMGold is expected to exceed 400,000 ounces of gold. As at December 31, 2003 for the Sadiola and Yatela gold mines, and as at June 30, 2004 for the Tarkwa and Damang gold mines, IAMGold had attributable unhedged proved and probable mineral reserves of approximately 4.4 million ounces of gold (consisting of approximately 1.9 million ounces of proved and 2.5 million ounces of probable mineral reserves), attributable measured and indicated mineral resources of approximately 5.5 million ounces of gold and additional attributable inferred mineral resources of approximately 3.6 million gold equivalent ounces.

        IAMGold's principal assets consist of the following:

  (a)
  an indirect 38% interest, through SEMOS, in the mining rights for the mining permit area in Mali on which the Sadiola gold mine is located;

  (b)
  an indirect 40% interest, through SADEX, in the mining rights for the mining permit area in Mali, immediately to the north of the Sadiola mining permit area, on which the Yatela gold mine is located;

  (c)
  an indirect 18.9% interest, through GF Ghana Limited, in the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

  (d)
  an indirect 18.9% interest, through Abosso, in the mineral rights to the Damang concession in Ghana, which is contiguous with the Tarkwa concession, on which the Damang gold mine is located;

  (e)
  a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada;

  (f)
  a 0.72% net smelter return royalty on the Williams gold mine located in Ontario, Canada;

  (g)
  a portfolio of royalty interests on other active and inactive mineral properties located in the Americas and Africa;

  (h)
  exploration properties located in West Africa, South America and Canada; and

  (i)
  cash and other near-cash investments.

        Additional information with respect to the business and affairs of IAMGold is set out in schedules H, J and K to this Circular.

Properties of Gold Fields

        Gold Fields' subsidiaries will transfer their assets located outside of the SADC to IAMGold or one or more of its wholly-owned subsidiaries in connection with the Transaction. The principal assets which will be transferred are:

  (a)
  an indirect 71.1% interest, through GF Ghana Limited, in the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

  (b)
  an indirect 71.1% interest, through Abosso, in the mineral rights to the Damang concession in Ghana on which the Damang gold mine is located;

  (c)
  Gold Fields' 100% ownership interest in the St. Ives gold mine and the Agnew gold mine in Australia;

  (d)
  Gold Fields' 100% ownership interest in the Arctic Platinum Project, an advanced development project in Finland;

  (e)
  Gold Fields' 80.7% economic and 92% voting interest in the Cerro Corona Project, a development project in Peru (the acquisition of which is subject to completion, but any failure to complete the acquisition will not affect the number of Consideration Shares issuable to Gold Fields in connection with the Transaction);

  (f)
  a portfolio of other interests in exploration properties (including the Essakan project in Burkina Faso, the Bibiani project in Western Ghana, the Committee Bay project in the Nunavut Territory in northeastern Canada and the Monte Ollasteddu project in Sardinia, among other projects) and various investments including securities of companies listed on the TSX, the London Stock Exchange, the Australian Stock Exchange and other markets; and

  (g)
  approximately $450 million in cash, cash equivalents and gold bullion.

        The Transaction will be effected by the transfer to IAMGold or one or more wholly-owned subsidiaries of IAMGold by Gold Fields or another Gold Fields Group Company of its direct or indirect shareholding in the Acquired Companies and the Listed Acquired Interests and all of the working capital (consisting of cash, cash equivalents and receivables owing by trade debtors less payables owed to trade creditors) of GF Guernsey and GF Ghana Holdings as of the Completion Date.

        Additional information regarding Gold Fields and the Acquired Interests is set forth in schedules I, J, L and M to this Circular.

Background

        The following is a summary of the relevant events, meetings, negotiations and discussions that preceded the execution of the Purchase Agreement.

The Axiom Transaction

        On March 30, 2004, IAMGold and Wheaton River entered into a letter agreement involving the proposed business combination of IAMGold and Wheaton River (the "Axiom Transaction"). The Axiom Transaction was to be completed by way of a plan of arrangement involving Wheaton River under the Business Corporations Act (Ontario) pursuant to which, among other things, (i) Wheaton River would amalgamate with a wholly-owned subsidiary of IAMGold and the amalgamated company would become a wholly-owned subsidiary of IAMGold, and (ii) holders of common shares of Wheaton River would receive, in exchange for each common share of Wheaton River, 0.55 of an IAMGold Share. Upon the completion of the Axiom Transaction, IAMGold was to change its name to "Axiom Gold Corporation".

        On April 25, 2004, IAMGold and Wheaton River executed and delivered the definitive agreement relating to the Axiom Transaction. In order for the IAMGold Shareholders and the shareholders of Wheaton River to consider the Axiom Transaction, an annual and special meeting of each of the IAMGold Shareholders and the shareholders of Wheaton River was scheduled to be held on June 8, 2004.

Golden Star Unsolicited Proposal

        On May 27, 2004, representatives of Golden Star met with representatives of IAMGold. At such meeting, the representatives of Golden Star indicated that Golden Star was proposing a friendly business combination with IAMGold under which IAMGold Shareholders would be offered 1.15 common shares of Golden Star for each IAMGold Share (the "GSR Proposal"). The representatives of Golden Star further advised that a formal offer by Golden Star to give effect to the GSR Proposal would be conditional, among other things, on Golden Star having an opportunity to perform confirmatory due diligence on IAMGold and receiving appropriate support from the IAMGold Board of Directors and IAMGold Shareholders. Golden Star publicly announced the GSR Proposal by press release on May 27, 2004.

        At Golden Star's request, at a meeting of the IAMGold Board of Directors on May 31, 2004, IAMGold arranged for representatives of Golden Star to present the GSR Proposal to the IAMGold Board of Directors, in the absence of IAMGold management. Following that presentation, the IAMGold Board of Directors (in the absence of IAMGold management) carefully considered the GSR Proposal with the assistance of IAMGold's financial and legal advisors and unanimously determined that the Axiom Transaction was superior, financially and otherwise, to the GSR Proposal and determined not to pursue the GSR Proposal. IAMGold issued a press release to that effect later on May 31, 2004 in which IAMGold stated the reasons for the determination of the IAMGold Board of Directors not to pursue the GSR Proposal and confirmed the recommendation of the IAMGold Board of Directors that IAMGold Shareholders vote in favour of the Axiom Transaction at the meeting of IAMGold Shareholders scheduled to be held on June 8, 2004.

        In response to an application made by Golden Star, on June 8, 2004 the Ontario Superior Court of Justice (the "Court") ordered that the meeting of IAMGold Shareholders scheduled to be held on June 8, 2004 be adjourned until June 29, 2004.

        On June 8, 2004, following the decision of the Court, the meeting of IAMGold Shareholders was convened and then adjourned until June 29, 2004 without any formal business being conducted at the meeting. On June 23, 2004, IAMGold announced that it would adjourn the scheduled June 29, 2004 meeting of the IAMGold Shareholders to July 6, 2004.

        On June 10, 2004, Golden Star announced that it had filed a formal take-over bid for the IAMGold Shares (the "GSR Offer") with securities regulators in Canada and the United States and was mailing a take-over bid circular in respect of the GSR Offer and related documents to IAMGold Shareholders.

Actions of the Special Committee and the IAMGold Board of Directors in Response to the GSR Offer and the Decision of the Court

  Appointment of the Special Committee

        At a meeting held on June 9, 2004, the IAMGold Board of Directors determined that it would be appropriate to formally appoint a special committee of the IAMGold Board of Directors who were independent of the management of IAMGold.

        The IAMGold Board of Directors appointed John A. Boultbee, Derek Bullock, Donald K. Charter and Robert A. Quartermain as members of the Special Committee. However, due to other business commitments, Mr. Boultbee subsequently withdrew from the Special Committee. The Special Committee considered with independent legal advisors the background of each member, including business and personal relationships with each of IAMGold, Wheaton River, Golden Star, Coeur d'Alene Mines Corporation (which had made a proposal to acquire all of the common shares of Wheaton River in exchange for a combination of cash and securities) (collectively the "Parties"), and concluded that each member (including his affiliates and associates) was independent from each of the Parties for purposes of being a member of the Special Committee. The Special Committee also determined that, given the extensive technical and business backgrounds of its members, it had sufficient expertise to carry out its mandate. The Special Committee appointed Donald K. Charter as Chairman of the Special Committee.

        The appointment of the Special Committee was publicly announced on June 11, 2004 and the mandate of the Special Committee was formalized on June 21, 2004. The mandate of the Special Committee was to:

  (a)
  review the GSR Offer (as varied or modified from time to time) and consider the Axiom Transaction in light of the GSR Offer;

  (b)
  recommend to the IAMGold Board of Directors as to how it should fulfill its responsibilities to the IAMGold Shareholders, including whether the IAMGold Board of Directors should recommend that IAMGold Shareholders accept or reject the GSR Offer; and

  (c)
  recommend to the IAMGold Board of Directors any steps or proceedings the IAMGold Board of Directors should consider in light of the foregoing.

        In fulfilling its mandate, the Special Committee was authorized to:

  (a)
  retain independent legal counsel to advise the Special Committee;

  (b)
  retain an independent investment financial advisor to advise the Special Committee;

  (c)
  report to the IAMGold Board of Directors; and

  (d)
  take such other actions as the Special Committee considered necessary or appropriate in order to carry out its mandate.

  Selection of Legal, Financial and Technical Advisors

        On June 9, 2004, the Special Committee retained Ogilvy Renault as independent legal advisor. On June 12, 2004, the Special Committee retained RBC as financial advisor to provide advice and assistance in evaluating the GSR Offer, to compare the GSR Offer to the Axiom Transaction and to provide requisite fairness opinions. The Special Committee also retained a metallurgical consultant and a mining consultant to review public and non-public metallurgical and mining and reserve/resource information in connection with the GSR Offer. The Special Committee was satisfied that each of its advisors was independent of the Parties for the purpose of fulfilling the mandate of the Special Committee.

  Response of the Special Committee in respect of the GSR Offer and the Axiom Transaction

        The Special Committee met on nine occasions to consider the Axiom Transaction and the GSR Offer. On June 21, 2004, RBC delivered fairness opinions to the Special Committee and the IAMGold Board of Directors to the effect that (i) the consideration under the GSR Offer was inadequate from a financial point of view to IAMGold Shareholders, and (ii) the consideration under the Axiom Transaction was fair from a financial point of view to IAMGold. At a meeting of the IAMGold Board of Directors held on June 22, 2004, the Special Committee delivered its report unanimously recommending that the IAMGold Board of Directors recommend that IAMGold Shareholders reject the GSR Offer and vote in favour of the Axiom Transaction and the IAMGold Board of Directors (with Messrs. Pugliese, Conway, Naik and Bogden abstaining from voting but concurring with the decision) unanimously adopted such recommendation of the Special Committee and unanimously recommended that IAMGold Shareholders reject the GSR Offer and vote in favour of the Axiom Transaction.

  Recommendation in respect of the GSR Offer and Axiom Transaction

        On June 23, 2004, IAMGold publicly announced that the IAMGold Board of Directors unanimously recommended that IAMGold Shareholders reject the GSR Offer and vote in favour of the Axiom Transaction. The reasons for the recommendation of the IAMGold Board of Directors were set out in a directors' circular mailed on June 25, 2004 to those IAMGold Shareholders who received the GSR Offer.

The Revised GSR Offer

        On June 28, 2004, Golden Star publicly announced that it planned to file and mail a revised take-over bid (the "Proposed Revised GSR Offer") under which the consideration for each IAMGold Share would be either (i) 1.25 common shares of Golden Star, or (ii) 1.15 common shares of Golden Star plus Cdn$0.50 in cash, plus, in either case, Cdn$0.20 in cash payable in the event that no break fee was paid or payable by IAMGold to Wheaton River in connection with the Axiom Transaction. Following consultations with RBC regarding the Proposed Revised GSR Offer, at a meeting of the IAMGold Board of Directors held on June 29, 2004, the Special Committee delivered its report unanimously recommending that the IAMGold Board of Directors recommend that IAMGold Shareholders reject the Proposed Revised GSR Offer and vote in favour of the Axiom Transaction and the IAMGold Board of Directors (with Messrs. Pugliese, Conway, Naik and Bogden abstaining from voting but concurring with the decision) unanimously adopted such recommendation of the Special Committee and unanimously recommended that IAMGold Shareholders reject the Proposed Revised GSR Offer and vote in favour of the Axiom Transaction. IAMGold issued a press release on June 30, 2004 advising IAMGold Shareholders to reject the Proposed Revised GSR Offer and vote in favour of the Axiom Transaction. On June 30, 2004, Golden Star announced that it had filed a revised take-over bid (the "Revised GSR Offer") having the terms of the Proposed Revised GSR Offer and that Golden Star was mailing the Revised GSR Offer to IAMGold Shareholders.

IAMGold Shareholder Meeting

        After adjournments on June 8, 2004 and June 29, 2004, IAMGold held an annual and special meeting of the IAMGold Shareholders on July 6, 2004 in order for the IAMGold Shareholders to consider, among other things, the Axiom Transaction. At the meeting, the IAMGold Shareholders did not approve the Axiom Transaction. As a consequence, the Axiom Transaction did not proceed.

Actions of the Special Committee and the IAMGold Board of Directors in response to the Revised GSR Offer

        On July 8, 2004, RBC delivered a revised fairness opinion to the Special Committee and the IAMGold Board of Directors to the effect that the consideration under the Revised GSR Offer was inadequate from a financial point of view to IAMGold Shareholders.

        Following consultations with RBC regarding the Revised GSR Offer, considering the revised fairness opinion of RBC regarding the Revised GSR Offer and meeting several times to consider the Revised GSR Offer, on July 8, 2004, the Special Committee presented its report unanimously recommending that the IAMGold Board of Directors recommend that the IAMGold Shareholders reject the Revised GSR Offer. The recommendation of the Special Committee was unanimously adopted by the IAMGold Board of Directors and the IAMGold Board of Directors unanimously recommended that IAMGold Shareholders reject the Revised GSR Offer (with Messrs. Pugliese, Conway and Naik abstaining from voting but concurring with each decision). On July 9, 2004, IAMGold issued a notice of change dated July 8, 2004 to the directors' circular dated June 24, 2004 recommending that IAMGold Shareholders reject, and not tender their IAMGold Shares to, the Revised GSR Offer based in part on the conclusion that the Revised GSR Offer was financially inadequate.

Expansion of the Special Committee's Mandate

        On July 8, 2004, the mandate of the Special Committee was expanded by the IAMGold Board of Directors to include actively pursuing alternatives to maximize value for the IAMGold Shareholders. As part of the expanded mandate, RBC was engaged by the Special Committee as its independent financial advisor to assist in identifying and pursuing such alternatives. During this value-maximization process, which culminated in the execution of the Purchase Agreement, the Special Committee met on ten occasions.

        Between July 9, 2004 and July 12, 2004, RBC contacted 16 companies to solicit interest in IAMGold. The companies were made aware that their offers would be part of a competitive bidding process coordinated between the Special Committee and RBC which would require, among other things, that their offers be submitted to RBC by August 5, 2004. Of those contacted, three companies, including Gold Fields, executed confidentiality agreements with IAMGold at that time.

        On July 12, 2004, the IAMGold Board of Directors, upon the recommendation of the Special Committee and with advice received from RBC and legal advisors, adopted a shareholders rights plan (the "Rights Plan") to provide the Special Committee with adequate time to consider alternatives for the IAMGold Shareholders. The Rights Plan expired on August 15, 2004.

Extension of the Revised GSR Offer

        On July 16, 2004, Golden Star publicly announced that it had, among other things:

  (a)
  extended the Revised GSR Offer until July 30, 2004 to allow the Ontario Securities Commission time to consider a challenge made by Golden Star to the Rights Plan; and

  (b)
  reduced the minimum tender condition in the Revised GSR Offer from 66 2/3% to 50.1% of the outstanding IAMGold Shares.

        On July 22, 2004, IAMGold and Golden Star executed an access agreement and a confidentiality agreement. The access agreement provided, among other things, that:

  (a)
  Golden Star would withdraw its application to the Ontario Securities Commission to set aside the Rights Plan;

  (b)
  Golden Star would extend its take-over bid so that it would not terminate earlier than the expiry date of the Rights Plan;

  (c)
  Golden Star would not reduce the consideration offered under, or lower the 50.1% minimum tender condition in, its take-over bid; and

  (d)
  IAMGold would provide Golden Star with the same documentation provided by IAMGold to other companies which had signed confidentiality agreements with IAMGold.

        On July 22, 2004, Golden Star withdrew its application to the Ontario Securities Commission to set aside the Rights Plan.

        On July 28, 2004, Golden Star announced that the Revised GSR Offer was being extended until August 16, 2004 (the "Extended and Revised GSR Offer"). On July 30, 2004, Golden Star filed a notice of extension dated July 28, 2004 with respect to the Extended and Revised GSR Offer.

        On July 30, 2004, the Special Committee presented its report recommending that the IAMGold Board of Directors recommend that the IAMGold Shareholders reject the Extended and Revised GSR Offer. The recommendation was unanimously adopted by the IAMGold Board of Directors and the IAMGold Board of Directors unanimously recommended that IAMGold Shareholders reject the Extended and Revised GSR Offer (with Messrs. Pugliese, Conway and Naik abstaining from voting but concurring with each decision). On the same day, IAMGold issued a notice of change dated July 30, 2004 to the directors' circular dated June 24, 2004 (as changed by the notice of change dated July 8, 2004) recommending that IAMGold Shareholders reject, and not tender their IAMGold Shares to, the Extended and Revised GSR Offer based in part on the conclusion that the Extended and Revised GSR Offer was financially inadequate.

        On August 6, 2004, the Special Committee met to review a presentation by RBC with respect to the Extended and Revised GSR Offer and offers submitted by Gold Fields and another company.

Shareholder Maximization Process

        Between July 12, 2004 and August 5, 2004, RBC had discussions with four companies (including Golden Star from July 22, 2004) which were provided with detailed financial and technical information regarding IAMGold and which, at RBC's request, provided information with respect to themselves.

        On August 6, 2004, the IAMGold Board of Directors received a presentation from each of RBC and IAMGold's management regarding an offer received from Gold Fields (the "Gold Fields Offer"). The Special Committee then presented its report to the IAMGold Board of Directors advising that there were a few outstanding matters that were required to be clarified and/or resolved before the Special Committee would recommend that IAMGold should pursue the Gold Fields Offer. The IAMGold Board of Directors instructed the Special Committee to seek the clarifications and resolutions necessary over the weekend.

        On August 8, 2004, the Special Committee met to discuss the status of the Gold Fields Offer. Immediately thereafter the IAMGold Board of Directors met to receive a report on, and to discuss, the status of the outstanding matters relating to the Gold Fields Offer.

        On August 10, 2004, at the invitation of the Special Committee, RBC presented its report to the IAMGold Board of Directors and advised that, as of the date thereof, and subject to the assumptions, limitations and qualifications made in the report, the consideration under the Gold Fields Offer was fair from a financial point of view to IAMGold. The Special Committee then presented its report and unanimously recommended that IAMGold proceed with the Gold Fields Offer, subject to settling the final terms thereof. At this meeting, the IAMGold Board of Directors unanimously adopted the recommendation of the Special Committee and authorized IAMGold to proceed with the Gold Fields Offer (with Mr. Conway abstaining from voting but concurring with each decision).

The Gold Fields Offer and Agreement

        A letter agreement (the "Letter Agreement") outlining the terms of the Transaction between Gold Fields and IAMGold was executed on August 11, 2004. The Letter Agreement contemplated the negotiation and execution of the Purchase Agreement on terms substantially similar to, but containing additional details consistent with the terms of, the Letter Agreement. The Letter Agreement was subsequently amended on August 27, 2004 to extend the time for the execution of the Purchase Agreement, the holding of the meetings of the shareholders of each of IAMGold and Gold Fields and the completion of the Transaction.

        On September 14, 2004, IAMGold's management met with the Special Committee to deliver management's report regarding the status of the negotiations with Gold Fields with respect to the Purchase Agreement.

        On September 23, 2004, the Special Committee met with legal and financial advisors to receive a further update on the progress of the negotiations with Gold Fields regarding the Purchase Agreement. On the same day, the Special Committee delivered a report to the IAMGold Board of Directors on the status of such negotiations.

        On September 28, 2004, RBC delivered a written fairness opinion dated September 28, 2004 to the Special Committee and the IAMGold Board of Directors which concludes that, as of the date thereof, and subject to the assumptions, limitations and qualifications set forth therein, the consideration under the Transaction is fair from a financial point of view to IAMGold.

        On September 29, 2004, the Special Committee met with legal counsel and RBC to review and discuss the terms of the Purchase Agreement.

        At a meeting held on September 30, 2004, the Special Committee presented its report and unanimous recommendation to the IAMGold Board of Directors that the IAMGold Board of Directors approve the terms of the Transaction, that IAMGold enter into the Purchase Agreement and that the IAMGold Board of Directors recommend that IAMGold Shareholders vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting. At this meeting, the IAMGold Board of Directors unanimously adopted the recommendation of the Special Committee, approved the terms of the Transaction, authorized IAMGold to enter into the Purchase Agreement and unanimously recommended that IAMGold Shareholders vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting (with Mr. Conway abstaining from voting but concurring with each decision).

        On November 4, 2004, RBC delivered the RBC Fairness Opinion to the Special Committee and the IAMGold Board of Directors which concludes that, as of the date thereof, and subject to the assumptions, limitations and qualifications set forth therein, the consideration under the Transaction is fair from a financial point of view to IAMGold.

        At a meeting held on November 4, 2004, the Special Committee unanimously confirmed its recommendation that the IAMGold Board of Directors recommend that IAMGold Shareholders vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting. At this meeting, the IAMGold Board of Directors unanimously adopted the recommendation of the Special Committee and, among other things, unanimously approved an amendment and restatement of the Purchase Agreement to address certain comments received from the TSX regarding the provisions of the Anti-Dilution Agreement and confirmed its recommendation that IAMGold Shareholders vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting (with Mr. Conway abstaining from voting but concurring with each decision).

Benefits of the Transaction

        The IAMGold Board of Directors believes, based upon, among other things, the recommendation of the Special Committee, which recommendation was unanimously adopted by the IAMGold Board of Directors, that the Transaction should have the following benefits for IAMGold Shareholders:

  (a)
  the Transaction is expected to create one of the world's top gold producers (fourth largest in North America and seventh largest in the world);

  (b)
  IAMGold Shareholders of record as of a date shortly before the Completion Date will receive the Special Dividend from IAMGold of Cdn$0.50 per IAMGold Share;

  (c)
  Gold Fields International will have interests in six producing gold operations, two in Ghana, two in Australia and two in Mali, with expected attributable production of approximately 2 million ounces of gold at a total cash cost of approximately $250 per ounce in calendar year 2005;

  (d)
  Gold Fields International will have attributable unhedged proved and probable mineral reserves of 19.2 million ounces of gold, attributable measured and indicated mineral resources of approximately 25.9 million ounces of gold and additional attributable inferred mineral resources of approximately 9.1 million ounces of gold (in the case of measured, indicated and inferred mineral resources, excluding the Arctic Platinum Project, the Cerro Corona Project and the Essakan project);

  (e)
  Gold Fields International will have immediate and near-term production growth opportunities through the development of the Arctic Platinum Project in Finland and the Cerro Corona Project in Peru (the acquisition of which is subject to completion) and the expansion of the Tarkwa gold mine in Ghana, as well as opportunities for future organic growth arising out of the combined Gold Fields/IAMGold exploration portfolio;

  (f)
  Gold Fields International will have a strong balance sheet with approximately $450 million in cash, cash equivalents and gold bullion upon the completion of the Transaction;

  (g)
  Gold Fields International will be well positioned for internal growth and have the financial strength and flexibility to take advantage of consolidation and acquisition opportunities in the gold mining industry, support for which has been secured from the SARB as long as the SARB Conditions (including that Gold Fields own more than 50.1% of Gold Fields International) are complied with;

  (h)
  Gold Fields International will have an experienced and entrepreneurial management team with significant operating experience; and

  (i)
  Gold Fields International will have a geographically diversified asset base, including operations and development projects in Australia, West Africa, Europe and the Americas.

Recommendation of the Special Committee

        At a meeting of the IAMGold Board of Directors held on September 30, 2004, after considering the terms of the Transaction, the written fairness opinion dated September 28, 2004 from RBC delivered to the Special Committee and the IAMGold Board of Directors in connection with the Transaction and other matters, the Special Committee unanimously recommended to the IAMGold Board of Directors that the IAMGold Board of Directors approve the terms of the Transaction, that IAMGold enter into the Purchase Agreement and that the IAMGold Board of Directors recommend that IAMGold Shareholders vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting.

        At a meeting of the IAMGold Board of Directors held on November 4, 2004, the Special Committee unanimously confirmed its recommendation that the IAMGold Board of Directors recommend that IAMGold

Shareholders vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting.

        In making such recommendation to the IAMGold Board of Directors, the Special Committee carefully reviewed and considered the terms of the Transaction, with the benefit of advice from financial and legal advisors. The following are the principal reasons for the Special Committee's unanimous recommendation to the IAMGold Board of Directors that the IAMGold Board of Directors recommend that IAMGold Shareholders vote in favour of matters relating to the Transaction at the IAMGold Meeting:

  (a)
  the written opinion dated September 28, 2004 from RBC as updated by the RBC Fairness Opinion, each delivered by RBC to the Special Committee and the IAMGold Board of Directors and which conclude that, subject to the assumptions, limitations and qualifications set forth therein, as of the respective dates thereof, the consideration under the Transaction is fair from a financial point of view to IAMGold;

  (b)
  the Transaction is accretive to IAMGold Shareholders on a pro forma net asset value per share basis;

  (c)
  the pro forma cash flow per share pursuant to the Transaction will be neutral to IAMGold Shareholders in the mid-term, but will be accretive to IAMGold Shareholders in the long-term; and

  (d)
  the other expected benefits of the Transaction to IAMGold Shareholders listed under "The Transaction — Benefits of the Transaction" in this Circular.

Recommendation of the IAMGold Board of Directors

        The IAMGold Board of Directors has unanimously approved the terms of the Transaction and the Purchase Agreement and unanimously recommends that the IAMGold Shareholders vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation at the IAMGold Meeting. In recommending that the IAMGold Shareholders vote in favour of the matters relating to the Transaction, the IAMGold Board of Directors considered, among other things, the unanimous recommendation of the Special Committee, the expected benefits of the Transaction as well as the following factors:

  (a)
  the financial analysis provided by RBC to the IAMGold Board of Directors and the Special Committee and the RBC Fairness Opinion which concludes that, subject to the assumptions, limitations and qualifications set forth therein, as of November 4, 2004, the consideration under the Transaction is fair from a financial point of view to IAMGold;

  (b)
  the Transaction will provide IAMGold with the benefit of an immediate increase in cash flow from the St. Ives and Agnew gold mines in Australia; and

  (c)
  under the terms of the Purchase Agreement, the IAMGold Board of Directors is able, subject to the provisions of the Purchase Agreement, to consider any unsolicited bona fide Acquisition Proposal that is a Superior Proposal and approve or recommend to IAMGold Shareholders, or enter into an agreement in respect of, a Superior Proposal (see "The Purchase Agreement — Non-Solicitation", "— Superior Proposals" and "— Termination and Termination Fees").

        In making its determination, the IAMGold Board of Directors also considered and evaluated, among other things: (i) information with respect to the financial condition, business and operations of each of IAMGold and the Acquired Companies on both a historical and pro forma basis; (ii) information with respect to the assets and properties of IAMGold and the Acquired Companies; (iii) the other terms of the Transaction, including the structure of the Transaction; and (iv) the risks associated with the completion of the Transaction, including the risk occasioned by OJSC MMC Norilsk Nickel, Gold Fields' largest shareholder which held approximately 20% of the outstanding Gold Fields Shares, not having covenanted to support the Transaction at the Gold Fields Meeting.

        This discussion of the information and factors considered and given weight by the IAMGold Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the

IAMGold Board of Directors. In making the determination to approve the terms of the Transaction and the Purchase Agreement and recommending that IAMGold Shareholders vote in favour of the matters relating to the Transaction at the IAMGold Meeting, the IAMGold Board of Directors did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor.

RBC Fairness Opinion

        On November 4, 2004, RBC delivered the RBC Fairness Opinion to the Special Committee and the IAMGold Board of Directors, which concludes that, subject to the assumptions, limitations and qualifications set forth therein, as of such date, the consideration under the Transaction is fair from a financial point of view to IAMGold. The RBC Fairness Opinion is an update of the written fairness opinion dated September 28, 2004 from RBC delivered to the Special Committee and the IAMGold Board of Directors which concludes that, subject to the assumptions, limitations and qualifications set forth therein, as of such date, the consideration under the Transaction is fair from a financial point of view to IAMGold.

        The complete text of the RBC Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is set out in schedule F to this Circular. The RBC Fairness Opinion addresses only the fairness of the consideration under the Transaction from a financial point of view to IAMGold and is not and should not be construed as a valuation of IAMGold or Gold Fields or any of their respective assets or securities or a recommendation to any IAMGold Shareholder as to whether to vote in favour of any of the matters relating to the Transaction. IAMGold Shareholders are urged to, and should, read the RBC Fairness Opinion in its entirety.

        Neither RBC nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of IAMGold, Gold Fields or any of their respective associates or affiliates.

        RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of IAMGold and Gold Fields or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. In addition, as an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to IAMGold, Gold Fields or the Transaction.

        RBC is to be paid a fee for its services under its engagement with the Special Committee, including fees that are contingent on the completion of the Transaction or certain other events.

        In connection with the RBC Fairness Opinion, RBC reviewed and relied upon or carried out, among other things, the following: (i) the letter of intent between IAMGold and Gold Fields dated August 11, 2004, (ii) the Purchase Agreement, (iii) the most recent draft dated November 2, 2004 of the Circular, (iv) audited consolidated financial statements of IAMGold for each of the five years ended December 31, 2003, (v) unaudited consolidated financial statements of IAMGold for the six months ended June 30, 2004, (vi) audited consolidated financial statements of Gold Fields for each of the five years ended June 30, 2004, (vii) unaudited consolidated financial statements of Gold Fields for the three months ended September 30, 2004, (viii) annual reports of IAMGold for each of the two years ended December 31, 2003, (ix) annual reports of Gold Fields for each of the two years ended June 30, 2004, (x) the notice of annual meeting of shareholders and management information circulars of IAMGold for each of the two years ended December 31, 2003, (xi) annual information forms of IAMGold for each of the two years ended December 31, 2003, (xii) historical segmented financial statements of IAMGold by mining operation for each of the two years ended December 31, 2003 and the six months ended June 30, 2004, (xiii) historical segmented financial statements of the Acquired Companies by mining operation for each of the three years ended June 30, 2004, (xiv) life of mine management budgets and operator plans of IAMGold and the Acquired Companies segmented by mining operations, (xv) prior existing technical reports and feasibility studies with respect to certain properties of IAMGold and Gold Fields, (xvi) audited reserve and resource estimates as at December 31, 2003 for IAMGold and as at June 30, 2004 for Gold Fields, (xvii) discussions with senior management of IAMGold and Gold Fields (xviii) discussions with legal counsel of the Special Committee and IAMGold, (xix) certain publicly available information relating to the business, operations, financial performance and stock trading history of IAMGold, Gold Fields and other selected public companies considered by RBC to be relevant, (xx) certain publicly available information with respect to other transactions of a comparable nature to the Transaction considered by RBC to be relevant, (xxi) certain publicly available information regarding the mining and metals industry, (xxii) representations contained in certificates addressed to RBC from senior officers of IAMGold as to the completeness and accuracy of the information upon which the RBC Fairness Opinion is based, and (xxiii) such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

        The RBC Fairness Opinion states that RBC has not, to the best of its knowledge, been denied access by Gold Fields or IAMGold to any information requested by RBC.

        The RBC Fairness Opinion states that RBC has relied upon the completeness, accuracy and fair presentation of all of the information (financial or otherwise), data, documents, opinions, appraisals, valuations or other information and material of whatsoever nature or kind respecting IAMGold, Gold Fields, their subsidiaries and the Transaction (collectively the "Information") obtained by it from public sources, senior management of IAMGold or Gold Fields, as the case may be, and their consultants and advisors. The RBC Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment and except as described in the RBC Fairness Opinion, RBC did not attempt to verify independently the completeness, accuracy, or fair presentation of any such Information. The RBC Fairness Opinion also assumes that all of the conditions required to implement the Transaction will be met.

        Senior officers of IAMGold have represented to RBC, among other things, that (i) the Information provided orally by, or in the presence of an officer or employee of IAMGold or in writing by IAMGold or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents to RBC for the purpose of preparing the RBC Fairness Opinion was complete, true and correct in all material respects at the date such Information was provided to RBC, and did not and does not contain any untrue statement of a material fact in respect of IAMGold, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of IAMGold, its subsidiaries or the Transaction necessary to make such Information or any statement contained therein not misleading in light of the circumstances under which such Information was provided or any statement was made, and (ii) since the dates on which such Information was provided to RBC by IAMGold, except as publicly disclosed or as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of IAMGold or any of its subsidiaries and no material change has occurred in such Information or any part thereof which would have or which would reasonably be expected to have a material effect on the RBC Fairness Opinion. RBC requested but was not provided with a certificate of representation executed by senior officers of Gold Fields as to the completeness and accuracy of the information upon which the RBC Fairness Opinion is based and, as such, the RBC Fairness Opinion is qualified by the lack of such certificate.

        The RBC Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise of IAMGold and its respective subsidiaries and affiliates and the Acquired Interests as they were reflected in the Information and as they were represented to RBC in discussions with management of IAMGold and Gold Fields. In its analyses and in connection with the preparation of its opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Transaction.

Support of IAMGold Directors and Officers

        Each of the directors of IAMGold and certain of the officers of IAMGold, including the Chief Executive Officer and the Chief Financial Officer of IAMGold, has agreed:

  (a)
  to vote, or cause to be voted, the IAMGold Shares beneficially owned by him or over which he exercises control or direction other than pursuant to being named in a proxy in connection with the IAMGold Meeting, in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the

    Amendment Resolution, the Share Incentive Plan Resolution, the By-Law Resolution and the Auditor Confirmation; and

  (b)
  not to take any action that would or could result in the IAMGold Shares beneficially owned by him, or over which he exercises control or direction, not being voted as described in the preceding paragraph.

        The obligations of the directors and such officers of IAMGold will automatically terminate if the Purchase Agreement is terminated in accordance with its terms.

        The directors and such officers of IAMGold collectively beneficially own and exercise control or direction over an aggregate of 11,138,451 IAMGold Shares, representing approximately 7.6% of the IAMGold Shares outstanding as at November 4, 2004.

Recent Developments — The Harmony Offer

        On October 28, 2004, Harmony Gold Mining Company Limited ("Harmony") announced an unsolicited offer to acquire all of the Gold Fields Shares on the basis of 1.275 ordinary shares of Harmony for each Gold Fields Share and 1.275 American depositary shares of Harmony for each American depositary share of Gold Fields (the "Harmony Offer"). The Harmony Offer is being conducted in two stages: an early settlement offer to acquire up to 34.9% of the outstanding Gold Fields Shares (the "Early Settlement Offer") and a subsequent offer to acquire the outstanding Gold Fields Shares not acquired in the Early Settlement Offer (the "Subsequent Offer"). The Early Settlement Offer is not conditional upon the tender of any minimum number of Gold Fields Shares and expires on November 26, 2004. The Subsequent Offer is subject to a number of conditions, including a condition that the Transaction not be implemented. Both the Early Settlement Offer and the Subsequent Offer are conditional upon the approval by the shareholders of Harmony of certain resolutions relating to an increase in the authorized share capital of Harmony at a meeting of the shareholders of Harmony scheduled to be held on November 12, 2004.

        Gold Fields understands that OJSC MMC Norilsk Nickel has executed an undertaking to accept the Subsequent Offer in respect of 98,467,758 Gold Fields Shares, representing approximately 20.03% of the outstanding Gold Fields Shares.

        Gold Fields is pursuing certain legal and regulatory challenges to the Harmony Offer. The formal response of Gold Fields to the Harmony Offer was published and mailed to Gold Fields Shareholders commencing on November 3, 2004.

Completion of the Transaction

        Upon the satisfaction or waiver of the conditions to the completion of the Transaction, including the approval of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution and the By-Law Resolution, IAMGold and Gold Fields will complete the Transaction. It is currently anticipated that the Transaction will be completed by the end of 2004 or early in 2005.

THE PURCHASE AGREEMENT

        The following is a description of the material terms and conditions of the Purchase Agreement.

        The Purchase Agreement was originally executed by the parties thereto on September 30, 2004. An amendment and restatement of the Purchase Agreement was executed by the parties thereto on November 4, 2004 to address certain comments received from the TSX regarding the Anti-Dilution Agreement.

General

        The Purchase Agreement provides for the completion of the Transaction, being the acquisition by the IAMGold Group of the Acquired Interests from Gold Fields' subsidiaries and the issue by IAMGold of the Consideration Shares to Gold Fields and its subsidiaries. Completion of the Transaction will result in the acquisition by the IAMGold Group of the interests of Gold Fields in certain of its subsidiaries or other companies in which it has an interest which collectively hold all of the mining assets of Gold Fields located outside of the SADC. In addition, IAMGold will pay the Special Dividend of Cdn$0.50 per outstanding IAMGold Share to IAMGold Shareholders of record as of a date shortly before the Completion Date.

        Pursuant to the Purchase Agreement, Gold Fields is entitled from time to time, upon written notice to IAMGold, to modify the structure of the Transaction and to incorporate additional elements or refinements thereto, provided that the following requirements are met:

  (a)
  the members of the IAMGold Group will acquire, directly or indirectly, the Acquired Interests on or before the completion of the Transaction notwithstanding the Structure Changes;

  (b)
  upon final completion of the Transaction with the Structure Changes, the only consideration in respect of the Transaction that will be held by Gold Fields and its affiliates, other than IAMGold and its subsidiaries, will be the Consideration Shares;

  (c)
  any internal reorganization of the IAMGold Group, including any of its assets or liabilities required under the Structure Changes shall be subject to IAMGold's consent which will not be unreasonably withheld;

  (d)
  the Structure Changes would not reasonably be expected to affect adversely in any material way the ability of the parties to complete the Transaction by January 5, 2005;

  (e)
  implementation of the Transaction with the Structure Changes would not reasonably be expected to have a material adverse effect on IAMGold or the tax position of, or the tax effect on, the IAMGold Shareholders as compared to implementation of the Transaction without the Structure Changes;

  (f)
  Gold Fields will consult with IAMGold in determining the Structure Changes and with respect to any amendments to the Purchase Agreement included in the notice of the Structure Change; and

  (g)
  the Structure Changes shall not give rise to any requirement to file or distribute to the IAMGold Shareholders an amendment or supplement to this Circular;

  and in connection with the delivery of such notice, without limiting the generality of the foregoing, Gold Fields will be entitled to determine:

  (a)
  that certain Indirectly Acquired Companies will become Directly Acquired Companies and that certain Listed Indirectly Acquired Interests will become Listed Directly Acquired Interests;

  (b)
  which IAMGold Group Company, including subsidiaries not yet incorporated, organized or otherwise part of the IAMGold Group at the date of the Purchase Agreement, will purchase which of the Acquired Interests;

  (c)
  the allocation of the purchase consideration among the Acquired Interests; and

  (d)
  the steps to be taken to implement the Transaction and the sequencing and timing thereof, including it being acknowledged in the Purchase Agreement that the steps will take several days to be implemented and that some steps may occur after the Completion Date.

Representations and Warranties

        The Purchase Agreement contains various representations and warranties of IAMGold to Gold Fields with respect to IAMGold, the IAMGold Subsidiaries and, in most cases to the knowledge and belief of IAMGold, with respect to the IAMGold Significant Interest Companies and of Gold Fields, GF Ghana Holdings and GF Guernsey to IAMGold with respect to Gold Fields, the Vendors and the Acquired Companies. These representations and warranties are qualified by disclosures in confidential disclosure letters exchanged by Gold Fields and IAMGold concurrently with the execution of the Purchase Agreement and by public disclosure by Gold Fields and IAMGold, as the case may be. The representations and warranties relate to, among other things: (a) their corporate organization, existence and similar corporate matters; (b) their capitalization and outstanding securities; (c) the execution and delivery of the Purchase Agreement and completion of the transactions contemplated thereby not (i) conflicting with or resulting in a violation, contravention or breach of any terms, conditions or provisions of their articles or by-laws, any Laws or any instrument, agreement or licence, (ii) giving rise to any right of termination of any agreement, instrument or licence or acceleration of indebtedness, (iii) resulting in the creation or imposition of any encumbrance on their assets, other than those that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on IAMGold or the Acquired Companies, as the case may be; (d) the execution and delivery of the Purchase Agreement and the completion of the transactions contemplated thereby not resulting in payments becoming due to any director or officer of any IAMGold Group Company (in the case of IAMGold) or Acquired Company (in the case of Gold Fields); (e) the authorization, execution, delivery and enforceability of the Purchase Agreement; (f) consents required; (g) directors' approvals; (h) except as disclosed, since December 31, 2003 (in the case of IAMGold) and June 30, 2004 (in the case of the Acquired Companies), their having conducted business in the ordinary and regular course of business consistent with past practice; (i) employment and labour matters; (j) the financial statements of IAMGold and the Acquired Companies; (k) completeness and accuracy of financial and corporate books and records; (l) the absence of litigation; (m) title to properties and assets; (n) insurance matters; (o) environmental matters; (p) the filing of tax returns, the payment of taxes and other tax matters; (q) intellectual property; (r) pension and employee benefits; (s) reporting issuer and listing status of IAMGold and the absence of any cease trade or similar order to which IAMGold is subject; (t) the filing with securities regulatory authorities and stock exchanges of all public disclosure documents required to be filed, the compliance in all material respects of such documents with the requirements of applicable securities legislation and such documents not containing any misrepresentation; (u) compliance with applicable laws; (v) there being no agreement or option to purchase shares, other securities or assets which are material; (w) absence of non-competition agreements; (x) absence of bankruptcy proceedings; (y) absence of broker's commission or break fee; (z) providing full disclosure; (aa) the receipt by the directors of IAMGold of the written opinion of RBC as to the fairness of the Transaction from a financial point of view; and (bb) the Consideration Shares being, upon issue, issued as fully paid and non-assessable shares.

Covenants

        The Purchase Agreement provides that each of IAMGold and Gold Fields will convene and hold a special meeting of its shareholders for the purpose of considering certain resolutions relating to the Transaction as soon as reasonably practicable and in any event no later than December 7, 2004 or such later date as may be mutually agreed upon by IAMGold and Gold Fields and, in connection therewith, each of IAMGold and Gold Fields will (a) as promptly as reasonably practicable, prepare, file and distribute to its shareholders in accordance with all applicable Laws a circular, together with any other documents required by applicable Laws in connection with the approval of such resolutions by its respective shareholders, and give the other party the opportunity to review and comment on its circular and all such other documents (all of which documents shall be reasonably satisfactory to the other party before they are filed or distributed to shareholders); (b) in a timely and expeditious manner, prepare, file and distribute to its shareholders any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to its circular in accordance with all applicable Laws (which amendments or supplements shall be reasonably satisfactory to the other party before they are filed or distributed to shareholders); (c) solicit proxies to be voted at its meeting of shareholders in favour of such resolutions and otherwise use commercially reasonable efforts to obtain the approval of the required majority of votes to be cast by its shareholders in respect of such resolutions; (d) allow representatives of the other party to attend its shareholder meeting; and (e) in the case of IAMGold, conduct the IAMGold Meeting in accordance with the CBCA, the by-laws of IAMGold and as otherwise required by applicable Laws and, in the case of Gold Fields, conduct the Gold Fields Meeting in accordance with the articles of association of Gold Fields and as otherwise required by applicable Laws.

        The Purchase Agreement further provides that IAMGold is required, and Gold Fields must cause each Vendor and Acquired Company, to conduct business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice, other than in connection with (i) the IAMGold Permitted Transactions and the Gold Fields Permitted Transactions, (ii) as required to complete the Transaction, and (iii) in the case of Gold Fields or the Vendors, conduct or actions of Gold Fields or the Vendors that could not reasonably be expected to have an adverse effect on the Acquired Interests or the ability of Gold Fields or the Vendors to complete the Transaction. In addition, IAMGold is required, and Gold Fields must cause the Acquired Companies (other than in connection with the IAMGold Permitted Transactions and the Gold Fields Permitted Transactions, as required to complete the Transaction or as the other party may agree in writing) to, among other things:

  (a)
  not directly or indirectly do or permit to occur any of the following:

  (i)
  undertake, or permit any other IAMGold Group Company, in the case of IAMGold, or any Acquired Company, in the case of Gold Fields, to undertake, any merger, amalgamation, business combination, reorganization, recapitalization, liquidation, transfer of assets, issuance of treasury securities or any other transaction, except in each case with or to another IAMGold Group Company, in the case of IAMGold, or Acquired Company, in the case of Gold Fields, which would have the effect of changing the direct or indirect legal or beneficial ownership of, or create any Encumbrance (as defined in the Purchase Agreement) on, the shares or material assets of any of the subsidiaries of IAMGold or any IAMGold Significant Interest Company, in the case of IAMGold, or any of the Acquired Companies, in the case of Gold Fields, or enter into any agreement or commitment in respect of any of the foregoing;

  (ii)
  (A) in the case of IAMGold, issue any IAMGold Shares other than pursuant to outstanding options, warrants or other securities exercisable or convertible into or exchangeable for, or other rights to acquire, IAMGold Shares and, in the case of Gold Fields, permit any Acquired Company to issue any securities other than to the Vendors, other Acquired Companies or any other persons listed in certain schedules to the Purchase Agreement as being holders of shares of or other interest in any Acquired Company, (B) in the case of IAMGold, amend the terms of any such options, warrants or other securities and, in the case of Gold Fields, permit any Acquired Company to amend the terms of any securities outstanding as of September 30, 2004, (C) in the case of IAMGold, issue any additional options, warrants or other securities exercisable or convertible into or exchangeable for IAMGold Shares, or (D) enter into or grant any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any unissued securities, other than, in the case of Gold Fields, by or to the Vendors or the Acquired Companies or any other persons listed in certain schedules to the Purchase Agreement as being holders of shares of or other interests in any Acquired Company;

  (iii)
  reduce its capital in respect of any class of securities of IAMGold or any Acquired Company, as the case may be;

  (iv)
  declare, set aside or pay any dividend payable in cash, securities, property or otherwise with respect to the IAMGold Shares (other than the Special Dividend), in the case of IAMGold, or an Acquired Company, in the case of Gold Fields, or make any other distribution whatsoever to the holders of its securities (other than, in the case of Gold Fields, to another Acquired Company);

  (v)
  amend or propose to amend the articles or by-laws (or their equivalent) of any IAMGold Group Company, in the case of IAMGold, or any Acquired Company, in the case of Gold Fields;

  (vi)
  split, combine or reclassify any of the shares of any IAMGold Group Company, in the case of IAMGold, or any Acquired Company, in the case of Gold Fields;

  (vii)
  redeem, purchase or offer to purchase any IAMGold Shares, in the case of IAMGold, or any of its shares other than those held by another Acquired Company, in the case of Gold Fields;

  (viii)
  acquire or agree to acquire any other person (or material interest therein) or division of any other person other than another IAMGold Group Company, in the case of IAMGold, or another Acquired Company, in the case of Gold Fields, or in connection with a transaction otherwise permitted by the Purchase Agreement;

  (ix)
  (A) satisfy or settle any claims or disputes, except (i) such as have been included in its financial statements, which are, individually or in the aggregate, in an amount in excess of Cdn$1.5 million, in the case of IAMGold, or such as have been included in the financial statements of the Directly Acquired Companies which are, individually or in the aggregate, in an amount in excess of Cdn$3 million, in the case of Gold Fields or (ii) which constitute a claim or liability between IAMGold Group Companies, in the case of IAMGold, or the Acquired Companies, in the case of

      Gold Fields, (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of Cdn$1.5 million, in the case of IAMGold, or Cdn$3 million, in the case of Gold Fields; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

    (x)
    except as otherwise permitted by the Purchase Agreement or, in the case of Gold Fields, as disclosed by Gold Fields, (A) incur or authorize, agree or otherwise become committed to incur, any indebtedness for borrowed money or (B) provide or authorize, agree or otherwise become committed to provide any guarantee for borrowed money; or

    (xi)
    except as required by applicable GAAP or any applicable Laws, make any changes to its existing accounting practices or make any material tax election inconsistent with past practice; and

  (b)
  use commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions to the completion of the Transaction at or before the Escrow Time and will take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to:

  (i)
  make all notifications and obtain all consents, approvals and authorizations as are required to be obtained by any IAMGold Group Company or Gold Fields Group Company, as the case may be, under any applicable Law or from any governmental entity or authority which would, if not obtained, materially impede the completion of the Transaction or have a material adverse effect on IAMGold or the Acquired Companies, as the case may be;

  (ii)
  effect all necessary registrations, filings and submissions of information requested by any governmental entities or authorities required to be effected by them in connection with the Transaction;

  (iii)
  oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting the Purchase Agreement, the Transaction or seeking to stop, or otherwise adversely affecting the ability of the parties to the Purchase Agreement to complete, the Transaction; and

  (iv)
  cooperate with the other of them in connection with the performance of its obligations under the Purchase Agreement, including cooperating with it in applying for and obtaining, or causing to be applied for and obtained, all consents, orders and approvals required by it in connection with the completion of the Transaction.

        In addition, Gold Fields has covenanted to cause GFLMS to, and IAMGold has covenanted to, execute and deliver at or before the Escrow Time the Mvela Resources Novation Agreement.

Conditions to the Competion of the Transaction

        The obligations of IAMGold and Gold Fields to complete the Transaction are subject to the satisfaction or waiver of certain mutual conditions to be performed or complied with at or prior to the Escrow Time, including, among others:

  (a)
  the Share Issue Resolution having been approved in accordance with applicable Laws by the IAMGold Shareholders at the IAMGold Meeting;

  (b)
  the TSX and the NYSE or, failing the NYSE, AMEX having conditionally approved the listing of the Consideration Shares;

  (c)
  all of the rights, benefits, obligations and liabilities of GF Ghana Holdings pursuant to existing management contracts and all other agreements between GF Ghana Holdings and each of the Ghana JV Companies having been transferred by way of novation to IAMGold or a current or future subsidiary of IAMGold;

  (d)
  IAMGold and Gold Fields having entered into the Anti-Dilution Agreement and the Relationship Agreement each as of and with effect from the Completion Date;

  (e)
  (A) the satisfaction of the requirements of the JSE in relation to the Transaction and (B) the written approval of the Minister of Industry pursuant to the Investment Canada Act (Canada), each having been obtained on terms reasonably satisfactory to each of Gold Fields and IAMGold; and

  (f)
  Gold Fields having obtained all required approvals, consents, waivers, permits, exemptions and orders and agreements and all amendments and modifications to agreements, indentures and arrangements which may be necessary or desirable in connection with, and shall have caused to occur, the transfer of all of its indirect interests in (i) Kisenge Limited and its subsidiaries, Cluff Mining Congo SPRL and Mines d'Or de Kisenge SARL, (ii) the Tembo project in Tanzania and, (iii) the Okimo project in the Democratic Republic of the Congo to one or more subsidiaries of Gold Fields which are not Acquired Companies, all on terms which would not reasonably be expected to have any residual adverse effect on IAMGold or any IAMGold Group Company, on the Acquired Interests taken as a whole or on the ability of the parties to the Purchase Agreement to complete the Transaction in accordance with the terms of the Purchase Agreement.

        The obligation of IAMGold to complete the Transaction is subject to the satisfaction or waiver of certain additional conditions in its favour to be performed or complied with at or prior to the Escrow Time, including, among others:

  (a)
  Gold Fields, the Vendors and the Acquired Companies having performed and complied in all material respects with all of the covenants and obligations required to be performed or complied with by them prior to the Escrow Time;

  (b)
  the representations and warranties of Gold Fields contained in the Purchase Agreement which are qualified by the expression "material adverse effect" or the word "material" being true and accurate when made and as of the Escrow Time and all other representations and warranties of Gold Fields contained in the Purchase Agreement being true and accurate in all material respects when made and as of the Escrow Time, in each case with the same force and effect as if they had been made at the Escrow Time;

  (c)
  there having not been up to the Escrow Time any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on the Acquired Companies;

  (d)
  there having been obtained releases or terminations effective as of the Completion Date in form and substance reasonably satisfactory to IAMGold in respect of any obligations or liabilities of any of the Acquired Companies pursuant to any agreement, arrangement or understanding to provide any guarantee, indemnity or other financial support in relation to any debts, liabilities or obligations of Gold Fields or any of its subsidiaries other than the Acquired Companies;

  (e)
  all governmental, court, regulatory, third person and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements which, if not obtained, agreed, amended, modified or terminated in connection with the completion of the Transaction, would have, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on IAMGold or the IAMGold Shareholders or the Acquired Companies or which could materially impede the completion of the Transaction having been obtained or received on terms that are reasonably satisfactory to IAMGold;

  (f)
  there not being in force any Laws, and there not having been taken any action under any applicable Laws or by any government, governmental entity or authority or regulatory authority which (i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction, or (ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages relating to the Transaction which is, or could be, directly or indirectly, relating to the Transaction which has, or could reasonably be expected to have, a material adverse effect on IAMGold or the Acquired Companies;

  (g)
  other than in the normal course of business, there having been no material change in the employment arrangements of any senior officer of any Acquired Company and no Acquired Company having hired any additional senior officer; and

  (h)
  IAMGold having been provided with a legal opinion to the effect that all South African regulatory requirements required to be satisfied by Gold Fields in connection with the completion of the Transaction have been satisfied.

        The obligation of Gold Fields to complete the Transaction is subject to the satisfaction or waiver of certain additional conditions in its favour to be performed or complied with at or prior to the Escrow Time, including, among others:

  (a)
  IAMGold and the other IAMGold Group Companies having performed and complied in all material respects with all of the covenants and obligations required to be performed or complied with by IAMGold or the other IAMGold Group Companies, as the case may be, prior to the Escrow Time;

  (b)
  the representations and warranties of IAMGold contained in the Purchase Agreement which are qualified by the expression "material adverse effect" or the word "material" being true and accurate when made and as of the Escrow Time and all other representations and warranties of IAMGold contained in the Purchase Agreement being true and accurate in all material respects when made and as of the Escrow Time, in each case with the same force and effect as if they had been made at the Escrow Time;

  (c)
  there having not been any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on IAMGold;

  (d)
  there having been obtained releases or terminations effective as of the Completion Date in form and substance reasonably satisfactory to Gold Fields in respect of any obligations or liabilities of Gold Fields or any of its subsidiaries other than the Acquired Companies, pursuant to any agreement, arrangement or understanding, to provide any guarantee, indemnity or other financial support in relation to any debts, liabilities or obligations of any of the Acquired Companies;

  (e)
  all governmental, court, regulatory, third person and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements which, if not obtained, agreed, amended, modified or terminated in connection with the completion of the Transaction, would have, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Gold Fields, IAMGold, their respective shareholders, any Vendor or the Acquired Companies or which could materially impede the completion of the Transaction having been obtained or received on terms that are reasonably satisfactory to Gold Fields;

  (f)
  there not being in force any Laws, and there not having been taken any action under any applicable Laws or by any government, governmental entity or authority or regulatory authority which (i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction, or (ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages relating to the Transaction which is, or could be, directly or indirectly, relating to the Transaction which has, or could reasonably be expected to have, a material adverse effect on Gold Fields, IAMGold, any Vendor or the Acquired Companies;

  (g)
  no person together with its joint actors having acquired beneficial ownership of, or exercise control or direction over, directly or indirectly, in aggregate more than 20% of the IAMGold Shares;

  (h)
  other than in the normal course of business, there having been no material change in the employment arrangements of any senior officer of any IAMGold Group Company and no IAMGold Group Company having hired any additional senior officer;

  (i)
  IAMGold having (i) procured resignations and releases from the five directors of IAMGold not remaining as directors of IAMGold, (ii) taken all such necessary action to increase the number of

    IAMGold's directors to 10, and (iii) elected or appointed seven nominees of Gold Fields as directors, all effective as of the Completion Date;

  (j)
  the TSX and the NYSE or, failing the NYSE, AMEX having provided written confirmation to Gold Fields on terms that are reasonably satisfactory to Gold Fields that the Consideration Shares will not be subject to any escrow requirements of such exchanges;

  (k)
  IAMGold and Gold Fields having entered into the Registration Rights Agreement as of and with effect from the Completion Date;

  (l)
  the IAMGold Shareholders having approved, in accordance with applicable Laws, the Anti-Dilution Resolution, the Amendment Resolution and the By-Law Resolution;

  (m)
  the Gold Fields Shareholders having approved the Transaction in the manner determined by the directors of Gold Fields; and

  (n)
  Mvela Resources having executed and delivered the Mvela Resources Novation Agreement.

        The Purchase Agreement provides that, if any condition to the completion of the Transaction is not satisfied or waived by the applicable party by the Escrow Time, then the party entitled to the benefit of such condition may terminate the Purchase Agreement by written notice, except where such failure is the result of a breach of the Purchase Agreement by such party.

Amendment

        Except for Structure Changes that may be effected by Gold Fields, the Purchase Agreement may be amended only by written agreement of the parties thereto.

Non-Solicitation

        Pursuant to the Purchase Agreement, IAMGold and Gold Fields have agreed that, subject to all Laws applicable to IAMGold and Gold Fields, respectively, until the earlier of the completion of the Transaction and the Termination Date, neither of IAMGold or Gold Fields shall, directly or indirectly, nor shall it authorize or permit any of its accountants, legal counsel, technical, tax and financial advisors and other representatives to, directly or indirectly:

  (a)
  solicit, initiate, encourage, engage in or respond to any Acquisition Proposal;

  (b)
  participate in any discussions or negotiations regarding any Acquisition Proposal;

  (c)
  withdraw or modify in a manner adverse to the other parties to the Purchase Agreement the approval of its directors of the Transaction;

  (d)
  agree to, approve or recommend an Acquisition Proposal; or

  (e)
  enter into any agreement related to an Acquisition Proposal;

provided, however, that subject to the provisions of the Purchase Agreement, the foregoing will not (i) prevent IAMGold from completing the IAMGold Permitted Transactions or Gold Fields from completing the Gold Fields Permitted Transactions, (ii) prevent IAMGold from furnishing non-public information to, or entering into a confidentiality agreement and/or discussions with, any person in response to a bona fide unsolicited Acquisition Proposal that is submitted by such person and which is not withdrawn if, prior to furnishing such non-public information to, entering into a confidentiality agreement with, or entering into discussions with, such person, IAMGold gives Gold Fields written notice of its intention to furnish non-public information to, enter into a confidentiality agreement with, or enter into discussions with, such person, or (iii) prevent Gold Fields from publicly disclosing details of an Acquisition Proposal and making such statements and recommendations relative to the Transaction and such Acquisition Proposal as may be required pursuant to applicable Laws if the directors of Gold Fields conclude in good faith, after consultation with counsel, that such actions are required in order for them to comply with applicable Laws, provided that Gold Fields is precluded from accepting or entering into any agreement in respect thereof prior to the termination of the Purchase Agreement.

        IAMGold and Gold Fields are required to promptly notify the other of them of any future Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any of the foregoing or any request for non-public information relating to them. Such notice is required to include a description of the material terms and conditions of any such proposal and the identity of the person making such proposal, inquiry, request or contact.

Superior Proposals

        Pursuant to the Purchase Agreement, IAMGold has agreed that neither IAMGold nor its directors shall, in respect of any Acquisition Proposal, accept, approve or recommend or enter into any agreement in respect of such Acquisition Proposal unless:

  (a)
  the directors of IAMGold have determined in good faith that such Acquisition Proposal constitutes a Superior Proposal;

  (b)
  Gold Fields has been provided with a copy of the document containing such Superior Proposal (with certain permitted deletions);

  (c)
  five business days have elapsed from the later of the date on which Gold Fields received notice of the determination of IAMGold to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal and the date Gold Fields received a copy of the Superior Proposal, and (A) Gold Fields has not, within such five business day period, made an offer in writing to amend the Purchase Agreement which purports to at least match the Superior Proposal (a "Matching Offer") or (B) Gold Fields has made a Matching Offer and the directors of IAMGold determine (which determination need not be made within such five business day period) in good faith, after consultation with and receiving advice from, as appropriate, their respective financial, legal and other advisors, that such Matching Offer would not, if consummated in accordance with its terms, result in a transaction:

  (i)
  which is equivalent or superior, from a financial point of view, to IAMGold to the Superior Proposal (and IAMGold shall have received a written opinion from its financial advisors substantially to such effect); or

  (ii)
  the acceptance of which by IAMGold, having regard to all of the then prevailing circumstances, would be most likely to result in the performance by the directors of IAMGold of their fiduciary obligations under applicable Laws;

  (d)
  if Gold Fields has elected not to match the Superior Proposal or if a Matching Offer made by Gold Fields is not accepted by IAMGold, IAMGold terminates the Purchase Agreement; and

  (e)
  IAMGold pays the termination fee to Gold Fields required in accordance with the provisions of the Purchase Agreement.

Termination and Termination Fees

        The Purchase Agreement may be terminated at any time prior to the Completion Date:

  (a)
  by IAMGold if Gold Fields has elected not to match the Superior Proposal or if an offer made by Gold Fields is not accepted by IAMGold;

  (b)
  by Gold Fields or IAMGold if the Transaction has not closed in escrow by December 21, 2004 or if any mutual condition to the completion of the Transaction is not satisfied or waived by the Escrow Time;

  (c)
  by IAMGold if any condition in its favour to the completion of the Transaction is not satisfied or waived by the Escrow Time; or

  (d)
  by Gold Fields if any condition in its favour to the completion of the Transaction is not satisfied or waived by the Escrow Time.

        In the event that:

  (a)
  IAMGold terminates the Purchase Agreement in the circumstances set out in paragraph (d) under the subheading "Superior Proposals above"; or

  (b)
  the Purchase Agreement is terminated following public disclosure by Gold Fields of details of an Acquisition Proposal in the manner permitted by the Purchase Agreement and, within 180 days after such termination, Gold Fields accepts or enters into an agreement with respect to an Acquisition Proposal in respect of which it made a recommendation pursuant to applicable Laws;

(any such event being a "Triggering Event"), then IAMGold or Gold Fields, as the case may be, is required to pay the other of them an amount in cash equal to US$20 million in immediately available funds to an account designated by the other of them. Such payment is to be made, in the case of a termination in accordance with paragraph (a) immediately above, concurrently with such termination and, in the circumstances set forth in paragraph (b) immediately above, at the earliest time that such Acquisition Proposal is accepted, approved or recommended or an agreement with respect to such Acquisition Proposal is executed. The obligation to make any such payment will survive any termination of the Purchase Agreement. The SARB has confirmed its agreement to the making of such a payment by Gold Fields, provided that the SARB shall be advised of the specific circumstances that triggered such payment.

Directors and Officers Insurance

        Gold Fields International will obtain and maintain for a period of 18 months following the Completion Date "run-off" insurance in favour of its officers and directors that provides coverage substantially equivalent to the coverage provided by IAMGold's existing directors and officers insurance, provided that the same is available on terms and at a cost that is acceptable to Gold Fields and IAMGold each acting reasonably.

Expenses of the Transaction

        The Purchase Agreement provides that each of IAMGold and Gold Fields is to pay its own expenses incurred in connection with the Transaction. The estimated costs to IAMGold of, and incidental to, the Transaction, including expenses and fees payable to professional advisors, are approximately $6 million.

THE ANTI-DILUTION AGREEMENT

        It is a mutual condition in favour of of IAMGold and Gold Fields to the completion of the Transaction that IAMGold and Gold Fields enter into the Anti-Dilution Agreement as of and with effect from the Completion Date. The purpose of the Anti-Dilution Agreement is to, among other things, ensure compliance with the requirement of the SARB that, upon completion of the Transaction, Gold Fields and its affiliates maintain a minimum ownership interest in Gold Fields International of at least 50.1% (or such lesser percentage as may be required or permitted to be held by Gold Fields and its affiliates from time to time by South African regulatory authorities).

        The Anti-Dilution Agreement will provide that, for so long as it is required by any regulatory authority in South Africa, Gold Fields International will grant pre-emptive rights to Gold Fields and its affiliates and restricts the issue of GFI Shares or securities (other than options) convertible into, or exchangeable for, GFI Shares (collectively "GFI Equity Securities") such that Gold Fields and its affiliates will be able to maintain beneficial ownership of not less than 50.1% or such lesser percentage as may be required or permitted from time to time by regulatory authorities in South Africa (the "Minimum Ownership Level") of the outstanding GFI Shares on a fully-diluted basis from time to time. The Anti-Dilution Agreement will provide that, in connection with any proposed issue (by public offering, private placement or otherwise) of GFI Equity Securities for cash consideration (a "GFI Cash Offering"), Gold Fields and its affiliates will collectively have the right to subscribe for such number of GFI Equity Securities at the same price as other purchasers as will enable Gold Fields and its affiliates to maintain their percentage beneficial ownership of the outstanding GFI Shares on a fully-diluted basis immediately prior to the completion of the GFI Cash Offering. The Anti-Dilution Agreement will further provide that, in connection with any proposed issue of GFI Equity Securities otherwise than pursuant to a GFI Cash Offering which could result in the beneficial ownership interest of Gold Fields and its affiliates falling below the Minimum Ownership Level, Gold Fields and its affiliates will collectively have the right to subscribe for such number of GFI Equity Securities at a subscription price equal to the prevailing market price or fair value of the securities being issued as will ensure that the beneficial ownership interest of Gold Fields and its affiliates will not fall below the Minimum Ownership Level upon the completion of the issue of the GFI Equity Securities. The Anti-Dilution Agreement will also restrict the ability of Gold Fields International to issue GFI Equity Securities in circumstances where shareholder approval is required, and has not been obtained, prior to the exercise of Gold Fields' pre-emptive rights. Gold Fields International will not be permitted under any circumstances, whether or not Gold Fields exercises its Anti-Dilution Rights in respect thereof, to issue GFI Equity Securities or options if, as a result, Gold Fields' ownership interest could fall below the Minimum Ownership Level.

        In the Anti-Dilution Agreement, Gold Fields will agree not to, and to cause its affiliates not to, dispose of less than all of the securities of Gold Fields International then owned by Gold Fields or any of its affiliates for so long as the Anti-Dilution Rights are in effect unless otherwise required by South African regulatory authorities.

THE RELATIONSHIP AGREEMENT

        It is a mutual condition in favour of IAMGold and Gold Fields to the completion of the Transaction that IAMGold and Gold Fields enter into the Relationship Agreement as of and with effect from the Completion Date. Upon completion of the Transaction, Gold Fields and its affiliates will own approximately 70% of the outstanding GFI Shares on a fully-diluted basis. Pursuant to the Relationship Agreement, Gold Fields and Gold Fields International will set forth their agreement with respect to, among other things, access to information, the provision of services, the fulfillment of the SARB Conditions, related parties committees, corporate opportunities and conflicts of interest. The following is a description of the material terms and conditions of the Relationship Agreement.

  (a)
  Access to Information:    Gold Fields International will provide Gold Fields and its representatives with reasonable access and duplicating rights, the cost of which will be borne by Gold Fields, to all documentation, communications and matters within the knowledge, possession or control of Gold Fields International relating to its business in so far as such access is required by Gold Fields for the purpose of adhering or proving adherence to the SARB Conditions or performing its obligations under any agreement between Gold Fields and Gold Fields International or complying with any applicable Laws or for regulatory or corporate reporting purposes. All other sharing of information is subject to the prior approval of the related parties committee of Gold Fields International (as described in (d) below) on a case-by-case basis.

    Except as required by applicable Laws or for the purposes described in the immediately preceding paragraph and after taking reasonable steps to protect the confidentiality of the information, neither Gold Fields nor any of its representatives will, without prior written consent of Gold Fields International, disclose to any person, other than Gold Fields' representatives, any material, non-public information concerning the business or affairs of Gold Fields International acquired from Gold Fields International or any representative thereof. Where Gold Fields is required by applicable Laws to disclose material non-public information concerning Gold Fields International, Gold Fields will provide Gold Fields International notice prior to disclosing such information to afford Gold Fields International the opportunity to take appropriate steps to protect the information.

  (b)
  Provision of Services:    Gold Fields and Gold Fields International may enter into services agreements following the completion of the Transaction. The terms of such agreements, which might cover areas such as treasury, technical, procurement, risk management, insurance or exploration services, will be negotiated in good faith on an arm's-length basis and reduced to writing. The financial terms of the provision of services will be commercially reasonable based on terms generally available for comparable services from an arm's- length person in the marketplace. For so long as Gold Fields International is a subsidiary of Gold Fields, all agreements for the provision of services will be approved by the related parties committees of each party.

  (c)
  Fulfillment of SARB Conditions:    Upon the execution of the Relationship Agreement, Gold Fields International will acknowledge the SARB Conditions and will undertake not to do or omit to do anything in contravention of the SARB Conditions. Gold Fields International and Gold Fields will consult in good faith on any issues arising as a result of differing interpretations of the SARB Conditions, and if, after such good faith consultation, a dispute still exists as to the interpretation of the SARB Conditions, such dispute will be referred to the relevant South African regulatory authority whose decision will be final. Gold Fields covenants and agrees that it will comply with the SARB Conditions. Where a transaction proposed by the GFI Board of Directors requires SARB approval and Gold Fields in its sole discretion concludes that such approval can be obtained on reasonable terms, Gold Fields will seek SARB approval in respect of such transaction.

  (d)
  Related Parties Committees:    Each of Gold Fields and Gold Fields International will establish a related parties committee of its respective board of directors, whose members shall satisfy the independence requirements prescribed from time to time by applicable Laws of the company for boards of directors or committees thereof reviewing related party transactions, to be governed by a committee charter to be developed and prepared by Gold Fields and Gold Fields International in consultation. Such related parties committees will be involved in any transactions specifically provided for in the Relationship Agreement, the Registration Rights Agreement or the Anti-Dilution Agreement to the extent required or contemplated, and all other intercompany transactions between Gold Fields and Gold Fields International. Any material amendments to the Relationship Agreement, the Registration Rights Agreement or the Anti-Dilution Agreement will be subject to prior approval of the related parties committees of each of Gold Fields and Gold Fields International.

  (e)
  Corporate Opportunities and Conflicts of Interest:    For so long as Gold Fields International remains a subsidiary of Gold Fields, corporate opportunities will be allocated on a geographic basis as follows: any potential transaction or opportunity presented to or known by either party with respect to a mining property situate in the SADC will trigger a right of first refusal in favour of Gold Fields to engage in, bid for or otherwise pursue such transaction or opportunity. All other potential transactions and opportunities will trigger a right of first refusal in favour of Gold Fields International to engage in, bid for or otherwise pursue such transaction or opportunity.

        Where a potential transaction or opportunity does not fall exclusively under one of the aforementioned categories, the matter will be referred to the related parties committee of the party to which such transaction or opportunity is presented or becomes known for the purpose of determining how the transaction or opportunity should be allocated. Each party will promptly refer to the other party any transaction or opportunity coming to its attention in an area where it does not enjoy a right of first refusal. Gold Fields International and Gold Fields will agree that the party benefiting from a right of first refusal, as applicable, will, as soon as practicable after making a determination not to pursue a transaction or opportunity, notify the other party in writing that it is not pursuing the transaction or opportunity, and upon receipt of written notice the other party will be free to pursue the transaction or opportunity without additional formalities or documentation as between the parties.

THE REGISTRATION RIGHTS AGREEMENT

        It is a condition in favour of Gold Fields to the completion of the Transaction that Gold Fields and Gold Fields International enter into the Registration Rights Agreement as of and with effect from the Completion Date. Pursuant to the Registration Rights Agreement, Gold Fields International will agree, subject to the terms and conditions of such agreement, to use its best commercial efforts at Gold Fields' request to qualify the GFI Shares held by Gold Fields for distribution under the securities laws of one or more of the provinces or territories of Canada (by filing a prospectus and obtaining a receipt therefor) and/or under the securities laws of the United States (by filing a registration statement and having such registration statement become or be declared effective).

        Gold Fields will be able to, at any time, request that Gold Fields International qualify for distribution a specified number of GFI Shares held by Gold Fields (a "Demand Qualification"). Gold Fields International will not be obligated to effect (i) any Demand Qualification where the GFI Shares to be qualified have a market value of less than Cdn$10 million; (ii) any Demand Qualification during a "black out" period required by any underwriter in connection with any previous offering of securities by Gold Fields International; (iii) more than one Demand Qualification in any 12 month period, or (iv) any Demand Qualification where such distribution would not be in compliance with the Anti-Dilution Agreement and Gold Fields' obligation under the SARB Conditions to maintain a minimum 50.1% ownership interest (on a fully-diluted basis) in Gold Fields International, or would necessarily result in Gold Fields International being in breach of applicable securities laws.

        If Gold Fields International proposes to qualify for distribution any GFI Shares (other than in connection with any dividend reinvestment plan or share incentive or other employee benefit plan) (a "Piggyback Qualification"), Gold Fields International will be required to give Gold Fields notice of its intention to do so and, subject to certain conditions, must include in such Piggyback Qualification all GFI Shares held by Gold Fields which Gold Fields requests be included.

        If any Demand Qualification or Piggyback Qualification, as the case may be, involves an underwritten offering and the managing underwriters advise Gold Fields International in writing that in their opinion the number of GFI Shares proposed to be distributed by Gold Fields International and Gold Fields have requested to be included in such offering exceeds the number (the "Maximum Offering Size") which can be sold in an orderly manner within a price range acceptable to Gold Fields International, Gold Fields International will only be obliged to include in the qualification such number of GFI Shares as will not cause the offering to exceed the Maximum Offering Size and, in such event, will be required to give priority for inclusion in such qualification to (i) in the case of a Demand Qualification, the GFI Shares proposed to be distributed by Gold Fields and (ii) in the case of a Piggyback Qualification, the GFI Shares proposed to be distributed by Gold Fields International. In addition, Gold Fields International (in the case of an underwritten Demand Qualification or Piggyback Qualification) and Gold Fields (in the case of an underwritten Piggyback Qualification) will agree not to effect any sale of GFI Shares other than as part of such underwritten offering during a period of 180 days, or such lesser period as the other party and the managing underwriters may agree, after the date of the (final) receipt for the prospectus or the effective date of the registration statement for such offering.

        Gold Fields will be required to pay or bear its proportionate share of the underwriting discount or selling commission involved in any underwritten offering. Each of Gold Fields International and Gold Fields will agree to pay its proportionate share of all expenses (other than Gold Fields International's internal expenses) relating to any Demand Qualification or Piggyback Qualification, in each case, based on the proportion that the number of GFI Shares that Gold Fields International or Gold Fields is selling bears to the total number of GFI Shares being qualified for sale.

GOLD FIELDS INTERNATIONAL AFTER COMPLETION OF THE TRANSACTION

        The following information concerning Gold Fields International following the completion of the Transaction is supplemented, where applicable, by disclosure contained elsewhere in this Circular regarding IAMGold (being Gold Fields International prior to the implementation of the name change contemplated by the Amendment Resolution) and the Acquired Interests (which will be acquired by IAMGold in connection with the completion of the Transaction). Reference is made in particular to the information set out in schedules H and J to this Circular.

General

        Upon the completion of the Transaction and assuming that the Amendment Resolution is approved, IAMGold will change its name to "Gold Fields International Limited". The registered office of Gold Fields International will be located in Toronto, Ontario, Canada and certain management services will be performed by a service subsidiary based in Denver, Colorado, United States.

        Gold Fields International will have operating interests in six gold operations located in Ghana, Australia and Mali. Summary operating information and details of the mineral reserves are provided under the subheading "Mineral Reserves and Mineral Resources" below. Following the completion of the Transaction, Gold Fields International will continue to pursue gold exploration, development and production opportunities internationally, including in the Americas, Africa (outside of the SADC), Australasia, Europe, the former Soviet Union and China. In particular, Gold Fields International will focus on the advancement of its near-term development and production growth opportunities, including the Cerro Corona Project in Peru (the acquisition of which is subject to completion), the Arctic Platinum Project in Finland, the expansion of the Tarkwa gold mine in Ghana and the St. Ives gold mine in Australia and on Gold Fields International's international exploration portfolio. Subject to the SARB Conditions and other restrictions described in this Circular, the envisaged acquisition program and organic exploration and development initiatives will concentrate on maintaining a growth profile for Gold Fields International going forward through the building of a high quality portfolio of large mining assets. In addition, Gold Fields International will have various royalty interests on active and inactive mineral properties located in the Americas and Africa.

        For more information regarding the properties of Gold Fields International, including a discussion of production techniques, employee numbers, environmental issues and capital programs, see schedule J to this Circular. Separate technical reports prepared in accordance with NI 43-101 and filed with Canadian securities regulators covering certain of Gold Fields International's assets are available on SEDAR (www.sedar.com).

Corporate Structure

        The following chart sets out the summary corporate structure and ownership of Gold Fields International following the completion of the Transaction.

(1)
Approximate direct and indirect shareholdings. Solid lines in this chart indicate direct shareholdings and dotted lines indicate indirect shareholdings.

(2)
The remaining 10% is owned by the Government of Ghana.

(3)
AngloGold indirectly owns 38%, the Government of Mali owns 18% and the International Finance Corporation owns 6%.

(4)
AngloGold indirectly owns 40% and the Government of Mali owns 20%.

(5)
80.7% economic interest, 92% voting interest (subject to completion of the acquisition).

Management and Senior Executive Officers

Senior Executive Officers

        Following the completion of the Transaction, Gold Fields International's senior executive officers will include Chris Thompson as President and Chief Executive Officer (currently the Chairman of Gold Fields), John Munro as Chief Operating Officer (currently an Executive Vice President and Head of International Operations for Gold Fields), Craig Nelsen as Executive Vice President Exploration and Development (currently an Executive Vice President Exploration for Gold Fields), Grant Edey on an interim basis as Senior Vice President Finance (currently the Chief Financial Officer of IAMGold), James Komadina as Senior Vice President Projects and James Aronstein as General Counsel. Messrs. Thompson, Munro and Nelsen will resign from their positions with Gold Fields upon completion of the Transaction.

        Christopher M.T. Thompson, 56 (B.A., M.Sc. (Management Studies)) has been a director of Gold Fields since May 1998 and Chairman of the Gold Fields Board of Directors since October 1998. He was the Chief Executive Officer of Gold Fields from October 1998 to June 30, 2002. He has over 35 years of experience in the mining industry. He is also Chairman and member of the executive committee of the World Gold Council, a director of Teck Cominco Corporation (a mining company) and Frontera Copper Corporation (a mining company) and a former director of the South African Chamber of Mines and of Business Against Crime. He will assume the role of President and Chief Executive Officer of Gold Fields International.

        John A. Munro, 36 (B.Sc. (Chemical Engineering)) has been with Gold Fields since 1998. He became Executive Vice President and Head of International Operations in September 2003, having previously served as Senior Vice President of International Operations, General Manager of Corporate Development and Assistant Manager and Manager of the Property Division of Gold Fields South Africa Limited. He will assume the role of Chief Operating Officer of Gold Fields International.

        Craig J. Nelsen, 52 (B.A., M.Sc. (Geology)) joined Gold Fields in April 1999 and is currently the Executive Vice President of Exploration of Gold Fields and President and Chief Executive Officer of Gold Fields Exploration, Inc. Mr. Nelsen was previously Chairman and Chief Executive Officer of Metallica Resources Incorporated. He will assume the role of Executive Vice President Exploration and Development of Gold Fields International.

        Grant A. Edey, 55 (B.Sc. (Mining Engineering), M.B.A.) is Vice-President, Finance and Chief Financial Officer of IAMGold. He has previously held mine engineering positions with Inco Limited (a mining company), finance and corporate development positions with Rio Algom Limited (a mining company) and Eldorado Nuclear Limited, and a position with Strathcona Mineral Services Ltd. specializing in economic valuations. From January 1996 to January 2003, he was Vice President, Finance and Chief Financial Officer of Repadre Capital Corporation. He has agreed to act as Senior Vice President Finance of Gold Fields International on an interim basis.

        James K. Komadina, 48 (B.Sc. (Metallurgical Engineering), M.B.A. (Finance), A.M.P.) will join Gold Fields International as Senior Vice President Projects. He has over 26 years experience in the mining and chemical industries. Prior to joining Gold Fields International he was Executive Officer North America for AngloGold Limited from 1999 to 2003, since which he has been an independent consultant to international mining industry participants.

        James K. Aronstein, 50 (A.B., Summa Cum Laude, and J.D., Cum Laude), will join Gold Fields International as General Counsel having been in the private practice of law since his graduation from Harvard Law School in 1981. He has 23 years experience representing clients primarily in the hard rock mining business. His practice has focused upon business, contract and commercial law matters and international transactions. Prior to joining Gold Fields International, he was a director of the law firm of Ducker, Montgomery, Lewis & Aronstein, P.C. in Denver, Colorado.

Directors

        The GFI Board of Directors will initially consist of ten individuals following the completion of the Transaction. Three of the current directors of IAMGold will remain as directors of Gold Fields International and Gold Fields will be entitled to nominate seven new individuals (of whom six are known as of the date of this Circular) to be appointed as directors effective upon the completion of the Transaction.

        The following table sets forth, for each member of the proposed GFI Board of Directors following the completion of the Transaction who is known as of the date of this Circular, that individual's name, municipality of residence, position with Gold Fields International, principal occupation and number of IAMGold Shares beneficially owned, directly or indirectly, or over which control or discretion is currently exercised by him.

Name and Municipality of Residence	Positions in Gold Fields International	Present Principal Occupation, Business or Employment	Number of IAMGold Shares
GORDON R. PARKER(1) Denver, Colorado	Non-executive Chairman	Non-executive director of Gold Fields	15,000
WILLIAM D. PUGLIESE(2) Aurora, Ontario	Non-executive Deputy Chairman	Chairman of IAMGold	10,587,529
CHRISTOPHER M. T. THOMPSON(1) Denver, Colorado	President and Chief Executive Officer	Non-executive chairman of Gold Fields	Nil
IAN D. COCKERILL(1) Gauteng, South Africa	Non-executive director	Chief Executive Officer of Gold Fields	Nil
NICHOLAS J. HOLLAND(1) Gauteng, South Africa	Non-executive director	Chief Financial Officer of Gold Fields	Nil
DONALD K. CHARTER(2) Etobicoke, Ontario	Non-executive director	Chairman and Chief Executive Officer of Dundee Securities Corporation (investment dealer) and Executive Vice President of Dundee Wealth Management Inc. and Dundee Bancorp Inc. (investment management companies)	2,800
ROBERT A. QUARTERMAIN(2) Vancouver, British Columbia	Non-executive director	President of Silver Standard Resources Inc. (mining company)	70,000
EARL L. WRIGHT Denver, Colorado	Non-executive director	President and Chief Executive Officer of AMG Guaranty Trust (trust bank)	Nil
KOFI ANSAH(1) Accra, Ghana	Non-executive director	Non-executive director of Gold Fields	Nil

(1)
Currently a director of Gold Fields. Each of Messrs. Parker, Thompson and Ansah will resign as directors of Gold Fields upon the completion of the Transaction.

(2)
Currently a director of IAMGold.

        Unless the director's office is earlier vacated in accordance with the provisions of the CBCA, each director on the GFI Board of Directors will hold office until the conclusion of the next annual meeting of the shareholders of Gold Fields International or until a successor is otherwise elected or appointed.

        Additional details including the principal occupation for the past five years for the nine currently known members of the proposed GFI Board of Directors are as follows:

  Gordon R. Parker (68)
  B.S., M.S., M.B.A.
  Non-executive Chairman

        Mr. Parker has been a director of Gold Fields since May 1998. He is also a director of Caterpillar Inc. (an earthmoving equipment manufacturer) and Phelps Dodge Corporation (a copper producer). Previously, he was Chairman, President and Chief Executive Officer of Newmont Mining Corporation (a mining company).

  William D. Pugliese (64)
  Non-executive Deputy Chairman

        Mr. Pugliese has served as Chairman, Chief Executive Officer and a director of IAMGold since its inception in March 1990 to January 2003. In January 2003 he stepped down as Chief Executive Officer of IAMGold but continued as Chairman and a director. He participated directly in the development of the Sadiola concession in Mali through his dealings with government officials and joint venture partners. Mr. Pugliese has an extensive business background developed over a period of 25 years as principal shareholder in a number of private companies, including the Fundeco group of companies.

  Christopher M.T. Thompson (56)
  B.A.., M.Sc. (Management Studies)
  President and Chief Executive Officer

        Mr. Thompson has been a director of Gold Fields since May 1998 and Chairman of the Gold Fields Board of Directors since October 1998. He was the Chief Executive Officer of Gold Fields from October 1998 to June 30, 2002. He has over 35 years of experience in the mining industry. He is also Chairman and member of the executive committee of the World Gold Council, a director of Teck Cominco Corporation (a mining company) and Frontera Copper Corporation (a mining company) and a former director of the South African Chamber of Mines and of Business Against Crime.

  Ian D. Cockerill (50)
  B.Sc. (Geology) Hons., M.Sc. (Mining)
  Non-executive director

        Mr. Cockerill has been a director of Gold Fields since October 1999 and became Chief Executive Officer of Gold Fields on July 1, 2002. He was Chief Operating Officer and Managing Director of Gold Fields from October 1999 to June 30, 2002. He has over 29 years of experience in the mining industry. Prior to joining Gold Fields, he was the Executive Officer for Business Development and African International Operations for AngloGold Limited (a mining company).

  Nicholas J. Holland (45)
  B.Comm., B.Acc., C.A.
  Non-executive director

        Mr. Holland has been a director of Gold Fields since February 1998 and Executive Director of Finance since March 1998. On April 15, 2002 his title at Gold Fields changed to Chief Financial Officer. He has 24 years of experience in financial management. Prior to joining Gold Fields, he was Financial Director and Senior Manager of Corporate Finance of Gencor Limited (a mining company). He is also a director of Rand Refinery Limited and Teba Bank.

  Donald K. Charter (48)
  B.A. (Economics) Hons., LL.B.
  Non-executive director

        Mr. Charter was a director of IAMGold from 1996 to 2001 and subsequently re-joined the IAMGold Board of Directors in 2003 in connection with the business combination of IAMGold and Repadre Capital Corporation which became effective January 1, 2004. Mr. Charter has been associated with the Dundee Group of Companies (financial services companies) since 1996 and holds many roles within those companies. He is Executive Vice President of Dundee Bancorp Inc., Executive Vice President of Dundee Wealth Management Inc., Chairman and Chief Executive Officer of Dundee Securities Corporation and Dundee Private Investors Inc. Prior to joining Dundee Bancorp Inc., Mr. Charter was a partner at Smith Lyons (a law firm, now Gowling LaFleur Henderson LLP). Mr. Charter sits on the board of directors of a number of companies including Dundee Wealth Management Inc., Dundee Real Estate Investment Trust, Breakwater Resources Ltd. (a mining company), and Glencairn Gold Corporation (a mining company).

  Robert A. Quartermain (49)
  B.Sc., M.Sc. (Mineral Exploration)
  Non-executive director

        Mr. Quartermain joined the IAMGold Board of Directors in 2003 in connection with the business combination of IAMGold and Repadre Capital Corporation which became effective January 1, 2004. A geologist who has worked in grassroots exploration for operating mines, he has been involved in the resource industry for over 25 years. Mr. Quartermain has been President of Silver Standard Resources Inc. (a mining company) since 1985. He has been involved as a director or officer of a number of public resource companies.

  Earl L Wright (61)
  B.S. (Zoology), M.B.A. (Finance)
  Non-executive director

        Mr. Wright is the President and Chief Executive Officer of AMG Guaranty Trust, a chartered non-depository trust bank headquartered in Denver, Colorado. Mr. Wright established the Asset Management Group (the predecessor of AMG Guaranty Trust) in 1972 and has been President and Chief Executive Officer since that time.

  Kofi Ansah (60)
  B.Sc. (Mechanical Engineering), M.Sc. (Metallurgy)
  Non-executive director

        Mr. Ansah was appointed a director of Gold Fields in April 2004. Since 1999 he has been a consultant in the mining and energy fields in Ghana. Prior to that, he was the Chief Executive of the Minerals Commission of Ghana for 15 years. The Commission is responsible for advising the Ghanaian government on all matters relating to the exploration for and exploitation of all mineral resources in Ghana. He is a director of Metropolitan Insurance Company Limited, Ecobank (Togo) Limited, Aluworks Limited (an aluminum casting company), GF Ghana Limited and Gyata Exploration Limited (an Indirectly Acquired Company).

Executive Compensation

        The proposed remuneration policy of Gold Fields International, which is expected to take effect at or after completion of the Transaction, has been developed based on the advice of international human resources consultants. The proposed policy values high-performing results oriented employees who demonstrate innovative and creative thinking. It accordingly strongly supports a pay-for-performance culture and aims to reward top performing individuals exceptionally well.

        The three components of the proposed Gold Fields International remuneration package are base salary, short term incentives (annual bonus) and long term incentives (stock based).

        Base salaries will be competitive with general United States salary levels for equivalent sized companies and especially comparable multinational mining companies. Standard benefits such as retirement and medical benefits will apply.

        The short-term incentive component of Gold Fields International's executive compensation will consist of an annual incentive bonus under which executives may earn target bonuses of up to 100% of their base pay by meeting pre-set targets. Maximum bonuses payable will be double the target bonuses. The proposed bonus opportunities for each executive at target are set out in the table below. Incentive bonuses will be based on targets approved in advance by the Gold Fields International compensation committee, comprising corporate, operational (where applicable) and personal targets.

        Long-term incentives will be based on stock performance to ensure that the interests of the executives are aligned with those of shareholders. The vehicle for the delivery of long term benefits will be the existing IAMGold Share Incentive Plan (as it may be amended pursuant to the Share Incentive Plan Resolution), or the payment of bonuses based on the performance of the Gold Fields International share price, or a combination of both. For details of the IAMGold Share Incentive Plan, see schedule H to this Circular. Proposed initial grants to executives (other than Grant Edey whose position as Senior Vice President Finance of Gold Fields International will be on an interim basis only) are set out in the table below.

Executive	Designation	Annual Guaranteed Remuneration(1) (US$)	On-Target Bonus Potential (US$)	Share Option Allocation (No. of Shares)
Christopher M.T. Thompson	President and Chief Executive Officer	500,000	500,000	760,000
James K. Aronstein	General Counsel	300,000	225,000	250,000
James K. Komadina	Senior Vice President Projects	300,000	225,000	250,000
John A. Munro	Chief Operating Officer	340,000	272,000	300,000
Craig J. Nelsen	Executive Vice President Exploration and Development	360,000	288,000	300,000

(1)
The executives named in this table will also be entitled to annual retirement funding in an amount equal to 12.5% of their annual guaranteed remuneration, subject to any applicable regulatory restrictions.

Management Agreements

        Gold Fields International intends to enter into management contracts with the individual executives listed above which contracts would be subject to termination on six months notice by either party. The management agreements will contain provisions protecting Gold Fields International with respect to non-competition, non-solicitation, confidential information and ownership of ideas and inventions.

        The management agreements will include "change of control" provisions which will provide that, should the executive's employment be terminated, either directly or indirectly, within 12 months after a change of control, the executive will be entitled to a severance payment of twice his basic salary plus an amount equal to the aggregate amount of the annual bonuses he had received over the preceding two years. All options would immediately vest and the executive would have two years from the date of termination of his employment to exercise such options.

        Designated exploration employees will be entitled to participate in an exploration incentive plan, the aim of which is to reward creative contributions of value to Gold Fields International through exploration.

Compensation of Directors

        It is intended that Gold Fields International will compensate its non-executive directors on the following basis:

Compensation (US$)
Retainer, per annum
Chairman	$150,000
Other board members	$40,000
Audit committee chair	$12,500
Other committee chairs	$5,000

Attendance fees, per meeting
Board members	$1,500
Audit committee members	$2,000
Other committee members	$1,500
GFI Shares per annum
Stock allocation, per annum(1)
Chairman	19,500
Other board members	13,000

(1)
To be made either pursuant to the IAMGold Share Incentive Plan or another form of stock-based bonus.

Ownership of Gold Fields International After the Transaction

        Based on the number of IAMGold Shares outstanding as at November 4, 2004, there will be approximately 497,439,698 GFI Shares outstanding upon completion of the Transaction, which will be held as to approximately 145,749,480 (approximately 29% on a non-diluted basis or 30% on a fully-diluted basis) by current IAMGold Shareholders and as to approximately 351,690,218 (approximately 71% on a non-diluted basis or 70% on a fully-diluted basis) by Gold Fields and its subsidiaries. The number of IAMGold Shares to be issued to Gold Fields will be subject to adjustment based on the Net Cash Subscription Amount. This adjustment will be made based on the 20 business day volume weighted average trading price of the IAMGold Shares quoted on the TSX converted into US dollars at the average daily noon rate of exchange for Canadian dollars to US dollars quoted by the Bank of Canada immediately preceding the Completion Date and is capped at US$50 million. Upon the completion of the Transaction, the Acquired Companies will become subsidiaries of Gold Fields International.

Capital Structure

        Gold Fields International (being IAMGold after the implementation of the name change contemplated by the Amendment Resolution) will continue to be authorized to issue an unlimited number of common shares (the IAMGold Shares to be referred to herein as the "GFI Shares" following the completion of the Transaction), an unlimited number of first preference shares (the first preference shares to be referred to herein as the "GFI First Preference Shares" following the completion of the Transaction) and an unlimited number of second preference shares (the second preference shares to be referred to herein as the "GFI Second Preference Shares" following completion of the Transaction), of which approximately 497,439,698 GFI Shares and no GFI First Preference Shares or GFI Second Preference Shares will be outstanding upon the completion of the Transaction.

GFI Shares

        Each GFI Share will entitle the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each GFI Share will entitle the holder thereof, subject to the prior rights of the holders of the GFI First Preference Shares and the GFI Second Preference Shares, to receive any dividends declared by the directors of Gold Fields International and the remaining property of Gold Fields International upon dissolution.

GFI First Preference Shares

        The GFI First Preference Shares will be issuable in one or more series. Subject to Gold Fields International's articles, the directors of Gold Fields International will be authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the GFI First Preference Shares of each series. The GFI First Preference Shares will rank prior to the GFI Second Preference Shares and the GFI Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of GFI First Preference Shares are entitled by law to vote as a class, the holders of GFI First Preference Shares will not be entitled to attend or to vote at meetings of shareholders. The holders of GFI First Preference Shares will not be entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the GFI First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the GFI First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the GFI First Preference Shares or any series thereof.

GFI Second Preference Shares

        The GFI Second Preference Shares will be issuable in one or more series. Subject to Gold Fields International's articles, the directors of Gold Fields International will be authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the GFI Second Preference Shares of each series. The GFI Second Preference Shares will rank junior and subordinate to the GFI First Preference Shares and prior to the GFI Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of GFI Second Preference Shares are entitled by law to vote as a class, the holders of GFI Second Preference Shares will not be entitled to attend or to vote at meetings of shareholders. The holders of GFI Second Preference Shares will not be entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the GFI Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the GFI Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the GFI Second Preference Shares or any series thereof.

Statement of Proposed Corporate Governance Practices

        The relationship between Gold Fields International and Gold Fields following the completion of the Transaction will be governed by the Relationship Agreement which, among other things, provides for Gold Fields' rights with respect to access to information concerning the business of Gold Fields International and information for the purpose of adhering or proving adherence to the SARB Conditions, the provision of services, the allocation of corporate opportunities and conflicts of interest. See "The Relationship Agreement".

Certain Material Contracts

Mvela Resources Novation Agreement

        GFLMS is currently party to the Mvela Exploration Agreement pursuant to which GFLMS has granted to Mvela Resources the right (the "Participation Right") to purchase up to 15% but not less than 5% of the interest of GFLMS and any entity which controls, is controlled by or is under common control with GFLMS (the "GFLMS Group") in the prospecting for precious metals or the financing, development, construction or operation of any precious metal mining project in Africa (the "Mvela Area of Interest") flowing from such prospecting where such interest is secured during the term of the agreement. Excluded from the Participation Right are (i) any interest or participation by the GFLMS Group within the Mvela Area of Interest as at the effective date of the Mvela Exploration Agreement which is the subject matter of any permit, license, agreement, arrangement or understanding with any third party, government or regulatory authority in relation to the relevant area, (ii) the mining license or mining lease area of any mines in which the GFLMS Group has an interest at the effective date of the Mvela Exploration Agreement, (iii) any activity that takes place before or after the effective date of the Mvela Exploration Agreement within five kilometers of the boundary of an existing mine, (iv) any project or activity that is or will be reliant, in any way, on the physical infrastructure of an existing mine, and (v) any project or activity that is undertaken at any time pursuant to an exploration project in respect of which Mvela Resources has elected (or is deemed to have elected) not to exercise the Participation Right under the Mvela Exploration Agreement.

        The Mvela Exploration Agreement became effective on March 1, 2002 and will terminate on March 1, 2007 unless earlier terminated in accordance therewith. In the event that Mvela Resources elects to exercise a Participation Right with respect to a particular exploration project, it is required to pay to GFLMS, or the relevant member of the GFLMS Group, cash consideration equal to the pro rata share of Mvela Resources of the GFLMS Group's exploration expenditure in respect of such exploration project, which pro rata share will be equal to the percentage interest acquired by Mvela Resources in such exploration project. Thereafter, Mvela Resources is required to pay for its proportionate share of the costs of any exploration project which it elects to participate in. Pursuant to the Mvela Exploration Agreement, GFLMS has a right of first refusal on any proposed disposition to a third party by Mvela Resources of all or any part of any interest it has in any exploration project it acquired pursuant to the Mvela Exploration Agreement.

        As consideration for the Participation Right, Mvela Resources agreed to issue to GFLMS options (the "Mvela Options") to subscribe for linked units of Mvela Resources, each consisting of one ordinary share of Mvela Resources and one unsecured debenture issued by Mvela Resources, at a 10% premium to the weighted average trading price of such units on the JSE for the five days immediately preceding the date of issuance of Mvela Options (the "Mvela Strike Price"). Mvela Resources initially issued to GFLMS a number of Mvela Options equal to Rand 10.0 million divided by the then prevailing Mvela Strike Price. Thereafter, each year Mvela Resources is required to issue to GFLMS, at the prevailing Mvela Strike Price, a number of Mvela Options equal to half of the amount incurred by the GFLMS Group on precious metals exploration projects covered by the Mvela Exploration Agreement during the 12 month period immediately preceding the date of issuance of such Mvela Options. In fiscal 2004 and 2003, GFLMS was issued 521,812 Mvela Options and 753,537 Mvela Options, respectively.

        Subject to and upon completion of the Transaction, pursuant to the Mvela Resources Novation Agreement to be entered into between IAMGold, GFLMS and Mvela Resources at or before the Escrow Time, all rights and obligations of GFLMS under the Mvela Exploration Agreement relating to African mining projects located outside the SADC ("Non-SADC Projects") will, from and after the Completion Date, be assigned to and assumed by Gold Fields International, which shall thereafter be entitled to any Mvela Options issued in relation to Mvela Resources' participation in Non-SADC Projects pursuant to the terms of the Mvela Resources Novation Agreement. It is contemplated that GFLMS will be released from any obligations arising under the Mvela Exploration Agreement that relate to Non-SADC Projects.

        Subsequent to the entering into of the Mvela Exploration Agreement, Mvela Resources completed a scheme of arrangement with its holders of linked units in their capacity as debenture holders and a share consolidation with respect to its ordinary shares. The net effect of the scheme of arrangement and the share consolidation was that for every linked unit held prior to such scheme, a linked unit holder received one consolidated ordinary share of Mvela Resources. In addition, the listing of linked units on the JSE was terminated and replaced with the listing of the consolidated ordinary shares of Mvela Resources. As a result, any Mvela Options issued to Gold Fields International will entitle Gold Fields International to subscribe only for ordinary shares of Mvela Resources.

        It is a condition in favour of Gold Fields to the completion of the Transaction that Mvela Resources execute and deliver the Mvela Resources Novation Agreement. The provisions of the Mvela Resources Novation Agreement are yet to be negotiated by IAMGold, GFLMS and Mvela Resources.

Transaction Documents

        Particulars of the Transaction Documents are set out under the headings "The Purchase Agreement", "The Anti-Dilution Agreement", "The Relationship Agreement" and "The Registration Rights Agreement" above. A copy of the Purchase Agreement (with the form of each of the Anti-Dilution Agreement, the Relationship Agreement and the Registration Rights Agreement attached) is set out in schedule G to this Circular.

Compliance with SARB Conditions

        In accordance with the provisions of the Relationship Agreement, Gold Fields International will, upon the execution and delivery thereof, acknowledge the SARB Conditions and will undertake not to do or omit to do anything in contravention of the SARB Conditions. The SARB Conditions require, among other things, that (a) at all times Gold Fields retain a minimum of 50.1% ownership in Gold Fields International, (b) Gold Fields International maintain directly or through subsidiaries a minimum 50.1% ownership in any acquisition or project that it acquires after the Completion Date, (c) any financial arrangements related to transactions of the nature referred to in (b) above be non-recourse to South Africa, and (d) Gold Fields report to the SARB after any transaction of the nature referred to in (b) above giving full details of the acquisition and the financing mechanisms. See "The Anti-Dilution Agreement", "The Relationship Agreement", "Regulatory Matters — South African Reserve Bank" and "Risk Factors".

Mineral Reserves and Mineral Resources

        This section summarizes information concerning the estimated proved and probable mineral reserves and measured, indicated and inferred mineral resources for each of the mineral properties that, upon completion of the Transaction, will be material mineral properties of Gold Fields International. Additional information concerning these and other properties is contained in schedule J to this Circular. Separate technical reports prepared in accordance with NI 43-101 for the St. Ives, Agnew, Tarkwa and Damang gold mines, the Cerro Corona Project and the Arctic Platinum Project are available on SEDAR (www.sedar.com). All mineral reserve and resource estimates have been prepared in accordance with the reserve and resource definitions and classifications prescribed by either NI 43-101 or the JORC Code. If those estimates prepared in accordance with the JORC Code were instead estimated in accordance with the requirements of NI 43-101, there would be no material differences in such estimates.

Mineral Reserves

        The following table sets forth the estimated proved and probable attributable mineral reserves for each of the mineral properties that, upon completion of the Transaction, will be material mineral properties of Gold Fields International as at June 30, 2004, with the exception of the Sadiola and Yatela mines which are as at December 31, 2003.

Proved and Probable Mineral Reserves(1)(2)

			Grade	Contained Metal
Deposit	Category	Tonnes (Mt)	Gold (grams per tonne)	Gold (ounces) (000s)
Sadiola gold mine	Proved	2.5	1.9	154
(38% interest)	Probable	7.6	3.6	870

	Proved + Probable	10.0	3.2	1,024
Yatela gold mine	Proved	0.9	1.1	33
(40% interest)	Probable	3.2	3.9	409

	Proved + Probable	4.2	3.2	442
Tarkwa gold mine	Proved	183.5	1.3	7,810
(90%) interest	Probable	132.9	1.3	5,447

	Proved + Probable	316.4	1.3	13,257
Damang gold mine(3)	Proved	10.5	1.3	435
(90% interest)	Probable	7.6	1.4	335

	Proved + Probable	18.1	1.3	770
St. Ives gold mine	Proved	9.2	1.6	468
(100% interest)	Probable	20.3	3.9	2,545

	Proved + Probable	29.5	3.2	3,013

Agnew gold mine(4)	Proved	0.9	7.3	202
(100% interest)	Probable	3.5	4.1	454

	Proved + Probable	4.3	4.7	656
Total	Proved	207.5	1.4	9,102
	Probable	175.0	1.8	10,060

	Proved + Probable	382.5	1.6	19,162

(1)
Modifying factors for the computation of mineral reserves may be reviewed in the supplemental information given in the technical reports and other public disclosure information relating to the foregoing mines available on SEDAR (www.sedar.com). Numbers have been rounded. Mineral reserve tonnages and grade include allowances for mining dilution and mining factors, and consequently are reported as net tonnes and grade delivered to the mill or leach pad.

(2)
All mineral reserve estimates are based on a US$350 per ounce gold price except for the Sadiola and Yatela mines which are based on a US$325 per ounce gold price.

(3)
Includes 1.1Mt and 26koz for Lima South, for which a conversion from prospecting to mining licence has been lodged.

(4)
Excludes 0.2Mt and 56koz from Vivien which is subject to completion of a feasibility study showing a minimum 5% positive return at a AU$550 per ounce gold price.

Mineral Resources

        The following table sets forth the estimated measured, indicated and inferred attributable mineral resources (including mineral reserves) for each of the mineral properties that, upon completion of the Transaction, will be material mineral properties of Gold Fields International (and certain other properties) as at June 30, 2004, with the exception of the Sadiola and Yatela mines which are as at December 31, 2003, the Konttijärvi and Ahmavaara portions of the Arctic Platinum Project which are as at July 2004, the Kuohunki reef which is as at July 2004 and the Nutturalampi reef and Siika-Kämä reef which were calculated in 2002 and 2003, respectively.

        See "Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources".

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)
(including Proved and Probable Mineral Reserves)

			Grade	Contained Metal
Deposit	Category	Tonnes (Mt)	Gold (grams per tonne)	Gold (ounces) (000s)	Gold Equivalent Ounces(9) (000s)
Sadiola gold mine	Measured	6.5	1.7	354	354
(38% interest)	Indicated	10.1	2.6	850	850

	Measured + Indicated	16.6	2.2	1,203	1,203
	Inferred	54.8	1.8	3,092	3,092
Yatela gold mine	Measured	1.5	1.1	52	52
(40% interest)	Indicated	6.2	2.6	514	514

	Measured + Indicated	7.7	2.3	566	566
	Inferred	1.8	1.0	58	58

Tarkwa gold mine	Measured	184.3	1.5	8,755	8,755
(90%) interest	Indicated	168.6	1.4	7,386	7,386

	Measured + Indicated	352.9	1.4	16,142	16,142
	Inferred	17.6	3.5	2,003	2,003
Damang gold mine(4)	Measured	14.0	1.4	638	638
(90% interest)	Indicated	14.2	1.6	735	735

	Measured + Indicated	28.2	1.5	1,373	1,373
	Inferred	3.4	2.5	273	273
St. Ives gold mine	Measured	9.5	1.7	504	504
(100% interest)	Indicated	59.7	2.4	4,527	4,527

	Measured + Indicated	69.1	2.3	5,031	5,031
	Inferred	28.2	2.9	2,649	2,649
Agnew gold mine(5)	Measured	1.1	8.9	321	321
(100% interest)	Indicated	8.9	4.4	1,260	1,260

	Measured + Indicated	10.0	4.9	1,581	1,581
	Inferred	5.7	5.4	983	983
Arctic Platinum Project(6)	Measured	38.6	0.2	186	3,795
(100% interest)	Indicated	54.0	0.1	243	4,707

	Measured + Indicated	92.6	0.1	429	8,502
	Inferred	75.7	0.1	243	7,125
Cerro Corona Project(7)	Measured	61.1	1.0	2,032	3,734
(80.7% interest, subject to completion)	Indicated	35.5	1.0	1,108	1,926

	Measured + Indicated	96.6	1.0	3,140	5,661
	Inferred	6.2	0.7	144	266

Essakan project(8)	Measured	—	—	—	—
(60% interest)	Indicated	18.3	2.0	1,146	1,146

	Measured + Indicated	18.3	2.0	1,146	1.146
	Inferred	2.6	2.0	174	174
Total	Measured	316.6	1.3	12,842	18,153
(including Cerro Corona Project and Essakan project)	Indicated	375.5	1.5	17,769	23,051

	Measured + Indicated	692.0	1.4	30,611	41,205

	Inferred	196.0	1.5	9,619	16,623

Total	Measured	255.5	1.3	10,810	14,419
(excluding Cerro Corona Project and Essakan project)	Indicated	321.7	1.5	15,515	19,979

	Measured + Indicated	577.1	1.4	26,325	34,398

	Inferred	187.2	1.5	9,301	16,183

(1)
Mineral resource estimates are derived on an optimized pit shell based on a gold price of US$400 per ounce except for the Essakan project (1g/t gold cut-off) and the Arctic Platinum Project (1.0g/t 2PGE+Au for reef above 100m and 2.0g/t for SK Reef deeper than 100m).

(2)
Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(3)
Numbers have been rounded.

(4)
Includes 1.4Mt and 34koz for Lima South, for which a conversion from prospecting to mining licence has been lodged.

(5)
Excludes 0.4Mt and 111koz from Vivien, which is subject to completion of a feasibility study showing a minimum 5% positive return at a AU$550 per ounce gold price.

(6)
Equivalent gold price based on metal prices of US$375 per ounce gold, US$550 per ounce platinum, US$280 per ounce palladium, US$1,750/t copper and US$7,500/t nickel.

(7)
Estimate is based on 0.5g/t gold and 0.0% copper cut-off. Copper equivalent gold ounces calculated based on US$2,204 per tonne copper and US$400 per ounce gold prices.

(8)
Estimate for the Essakan Main Zone based on a 1g/t gold cut-off grade.

(9)
Gold equivalent ounces are inclusive of gold ounces and represent the equivalent value of other metals at the respective gold price used.

Cerro Corona Project: Individual Metals

			Grade		Contained Metal
Deposit	Category	Tonnes (Mt)	Gold (grams per tonne)	Copper (%)	Gold (ounces) (000s)	Copper (kt)
Cerro Corono Project	Measured	61.1	1.0	0.51	2,032	308.9
(80.7% interest, subject to completion)	Indicated	35.5	1.0	0.42	1,108	148.4

	Measured + Indicated	96.6	1.0	0.47	3,140	457.4

	Inferred	6.2	0.7	0.36	144	22.1

Arctic Platinum Project: Individual Metals

			Grade	Contained Metal	Individual Metal Grades F2004
Deposit	Category	Tonnes (Mt)	2PGE+AU (g/t)	2PGE+AU (ounces) (000s)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)
Arctic Platinum Project	Measured	38.6	2.34	2,907	1.75	0.44	0.15	0.23	0.10
(100% interest)	Indicated	54.0	2.03	3,522	1.52	0.37	0.14	0.23	0.09

	Measured + Indicated	92.6	2.16	6,429	1.62	0.40	0.14	0.23	0.09

	Inferred	75.7	2.54	6,173	1.93	0.50	0.10	0.15	0.07

Summary Operating Information

        The following table sets forth certain information relating to the production of gold by IAMGold and the Acquired Companies and their pro forma production of gold for the year ended June 30, 2004. The "average total cash cost" figures are furnished to provide additional information and have not been prepared in accordance with GAAP. The measurement of "average total cash cost" should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. The data included in the table was derived from schedules H to L to this Circular. The "average total cash cost" figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies. Costs are derived from amounts included in the consolidated statement of operations for each of IAMGold and Gold Fields and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces produced or sold if gold in process movements are included to arrive at the total cash costs of production. The measure, along with production and unit realized price of production, is considered to be a key indicator of a company's ability to generate operating earnings and cash flow from its mining operations.

2004(1)
IAMGold
Sales
Gold (ounces)	428,000
Average realized price
Gold (per ounce)	US$393
Average total cash cost (per gold ounce)	US$255
Acquired Companies
Sales
Gold (ounces)	1,354,400
Average realized price
Gold (per ounce)	US$389
Average total cash cost (per gold ounce)	US$255
Pro Forma Sales (ounces)
Gold (ounces)	1,782,400
Weighted average total cash cost (per gold ounce)	US$255

(1)
For the 12 months ended June 30, 2004.

Summary Pro Forma Financial Information

        The following table presents selected unaudited pro forma condensed consolidated financial information for Gold Fields International in respect of the periods indicated, after giving effect to the Transaction. This table should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of Gold Fields International under Canadian GAAP and IFRS, the notes thereto and the report of PricewaterhouseCoopers Inc. thereon set forth in schedule M to this Circular. This table contains financial information derived from financial statements that have been prepared in accordance with Canadian GAAP and IFRS. The pro forma condensed consolidated financial information is provided for informational purposes only and does not purport to be indicative of results of operations of Gold Fields International following completion of the Transaction as of any future date or for any future period.

	Year ended June 30, 2004
	Canadian GAAP	IFRS
	(in millions of US dollars)	(in millions of Rand)
Pro Forma Income Statement Information:
Revenue	728.5	5,015.0
Operating profit	99.9	900.9
Profit before taxation	165.7	847.7
Net earnings	100.3	401.2
	(in US cents per share)	(in SA cents per share)
Earnings per share
Basic	20.2	80.7
Diluted	20.1	80.4
	(in millions of US dollars)	(in millions of Rand)
Pro Forma Balance Sheet Information:
Total assets	2,260.8	14,904.9
Shareholders' equity	1,685.5	11,218.1
Non-current liabilities	400.1	2,625.5

Summary of the Assets

        SRK Consulting was appointed independent technical advisor in respect of certain assets (operating mines contributed by Gold Fields) relating to the Transaction and has compiled technical reports in accordance with NI 43-101 and certain requirements of the JSE with respect to the St. Ives and Agnew mines in Australia and the Damang and Tarkwa mines in Ghana. SRK Consulting also has visited the Sadiola and Yatela mines in Mali. Summaries of the reports for the Australian and Ghanaian operations appear in schedule J to this Circular along with summaries of the Mali assets. In addition, schedule J to this Circular contains summaries of the mineral resources at the Arctic Platinum Project and the Cerro Corona Project (the acquisition of which is subject to completion) which were prepared by Snowden and Gold Fields, respectively. Separate technical reports prepared in accordance with NI 43-101 and filed with Canadian securities regulators covering Gold Fields International's Australian and Ghanaian operations and the Arctic Platinum Project and Cerro Corona Project are available on SEDAR (www.sedar.com).

        The estimates of proved and probable mineral reserves for the operating mines included in this Circular have been prepared in accordance with Canadian securities regulations. In respect of the St. Ives and Agnew gold mines and the Damang and Tarkwa gold mines, these estimates of proved and probable mineral reserves have been used as the basis for the derivation of the NPVs set out below and in the exhibits included in schedule J to this Circular.

        SRK Consulting has reviewed the underlying technical parameters which have been incorporated into the nominal cash flows for the operating mines from which NPVs have been derived using certain assumptions, including a real terms gold price of US$400 per ounce which approximates the market price of gold as of July 1, 2004 and a range of discount factors. These assumptions may (and the assumption regarding the real terms gold price does) differ from the assumptions (i) which Gold Fields and IAMGold have used in determining their mine plans and in calculating their reserves for internal purposes, and (ii) which were used for purposes of preparing the pro forma condensed consolidated financial statements of Gold Fields International set out in schedule M to this Circular and certain information derived therefrom which is included in this Circular, including the summary pro forma condensed consolidated financial information for Gold Fields International set out herein (collectively the "Pro Forma Financial Information"). In particular, in preparing the Pro Forma Financial Information, Gold Fields and IAMGold have assumed a gold price of US$350 per ounce, which is consistent with the gold price assumed in the calculation of the majority of their reserves. Exhibits 1 through 6 in schedule J to this Circular set out, for each of the operating mines, certain sensitivity analyses including an analysis of the variation in NPV that would result from variations in (among other things) revenue from each mine. Variations in the price of gold would be one factor which would influence revenue from these mines.

        The cash flows compiled by SRK Consulting are expressed in nominal terms and the table below summarizes the NPVs derived by SRK Consulting for the operating mines at a range of nominal terms discount rates. The NPVs are shown on a project basis as if Gold Fields International owned 100% of each asset.

        The information regarding NPV's set out below has, in the case of the St. Ives, Agnew, Tarkwa and Damang mines, been extracted from the respective NI 43-101 technical reports prepared by SRK Consulting. In response to a requirement of the JSE, SRK Consulting has reviewed the technical inputs to the cash flow models for the Sadiola and Yatela mines from which NPV's have also been derived. The JSE has required that such information be reproduced in the circular of Gold Fields prepared in respect of the Gold Fields Meeting and is included in this Circular for informational purposes only. While calculations of NPVs are useful in comparing the relative values of the various properties, they do not necessarily represent the fair market value of these assets or their overall valuation by an owner. The valuation of these assets on a fair market value basis may involve the consideration of additional factors including exploration potential, inferred resources and additional mineral potential around ore bodies. These additional factors are specifically excluded in the calculation of mineral reserves, and the life of mine plans reviewed have been modified to reflect these exclusions. These NPVs accordingly provide indicative values only and are not intended to represent statements of the realizable fair market value of the assets or reflect their full potential.

        The table below also contains a monetary sum for the Arctic Platinum Project. A feasibility study is currently being compiled for this project and it is therefore not possible to compile a meaningful cash flow analysis. In the absence of such an NPV, the acquisition costs of the 49% interest in the project which Gold Fields acquired from its former joint venture partner, Outokumpu Oy, in September 2003, aggregated with certain expenditures on the Arctic Platinum Project, have been included in the table below. The acquisition price for the Cerro Corona Project (the acquisition of which is subject to completion) has not been included in the table below. In addition, it is not possible to include cash flows or NPVs for the royalties held by IAMGold as IAMGold does not have access to the underlying data and projections required to compile these items, although certain information regarding the Diavik and Williams properties, in which IAMGold holds royalty interests, which has been obtained from public disclosure records is set out in schedule J to this Circular.

Selected Asset NPVs with Discount Factors

Discount Factor NPV (US$m)	0%	5%	7.46%	10.0%	12%	14.85%
Tarkwa mine (100%)	945.8	592.8	492.4	416.9	371.3	320.9
Damang mine (100%)	42.1	37.9	36.1	34.3	33.0	31.3
Agnew mine (100%)	69.1	57.8	56.8	55.7	54.9	53.8
St. Ives mine (100%)	197.2	160.2	151.9	144.1	138.6	131.3
Sadiola mine (100%)	237.8	204.9	191.3	178.7	169.7	158.1
Yatela mine (100%)	113.7	102.2	97.2	92.5	89.0	84.4

Total Producing Mines	1,605.7	1,155.8	1,025.7	922.2	856.5	779.8
Arctic Platinum Project (purchase price + costs)	72.7

RISK FACTORS

Fluctuations in gold prices will affect the profitability of Gold Fields International's operations and the cash flows generated from these operations

        The profitability of Gold Fields International's operations will be significantly affected by changes in the market price of gold. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affect the supply of gold. Demand for gold can be influenced by economic conditions, gold's attractiveness as an investment vehicle and the strength of the US dollar and local currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect Gold Fields International's financial performance and results of operations. Any gold price decline would delay or reduce Gold Fields International's profits.

Because Gold Fields International will not use commodity or derivative instruments to protect against low gold prices with respect to its production, Gold Fields International will be exposed to the impact of any significant drop in the price of gold

        As a general rule, Gold Fields International will sell its gold production at market prices. Gold Fields International will generally not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. In general, hedging reduces the risk of exposure to volatility in the gold price. Hedging also enables a gold producer to fix a future price for hedged gold that generally is higher than the then-current spot price. To the extent that it does not generally use commodity or derivative instruments, Gold Fields International will not be protected against decreases in the gold price, and if the gold price decreases significantly, Gold Fields International will run the risk of reduced revenues in respect of gold production that is not hedged.

Gold Fields International will be dependent on its mining operations in order to achieve profitability

        Gold Fields International will have an interest in six gold mining operations, the Sadiola gold mine, the Yatela gold mine, the Tarkwa gold mine, the Damang gold mine, the Agnew gold mine and the St. Ives gold mine which will represent approximately 9%, 6%, 32%, 11%, 11% and 31%, respectively, of Gold Fields International's estimated gold production for 2005. Any adverse development affecting any of these six mining operations may have a material effect on Gold Fields International's financial performance and results of operations.

Gold Fields International's reserve and resource estimates are based on a number of assumptions which may change, requiring revisions to such estimates

        The figures for reserves and resources presented in schedule J to this Circular are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed gold prices and operating costs. Future production could differ dramatically from reserve estimates for, among others, the following reasons:

  •
  mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

  •
  increases in operating mining costs and processing costs could adversely affect reserves;

  •
  the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of gold may be recovered from the reserves; and

  •
  declines in the market price of gold may render the mining of some or all of the reserves uneconomic.

        Any of these factors may require Gold Fields International to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair Gold Fields International's profitability. Should the market price of gold fall,

Gold Fields International could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

Changes in currency exchange rates may negatively impact Gold Fields International's competitive position, revenues and operating costs

        Although substantially all the revenues of Gold Fields International will be in US dollars, certain operating expenses of Gold Fields International will be in other currencies. The assets and revenues of Gold Fields International as expressed in US dollars and the financial statements of Gold Fields International will fluctuate in value to the extent that the local currencies of the countries where Gold Fields International's operations are located fluctuate relative to the US dollar.

Political or economic risk in countries in which Gold Fields International will operate may have an adverse effect on Gold Fields International's operations and profits

        There is no assurance that future political and economic conditions in countries in which Gold Fields International will operate and other countries in which Gold Fields International will have exploration properties and royalties will not result in their governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in any of these countries may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out.

Government interests and royalties on the properties of Gold Fields International may have an adverse effect on its profitability

        The Government of Mali holds an 18% interest in SEMOS and a 20% interest in YATELA. In addition, the Government of Mali is entitled to a services tax of 3% based on the export value of gold production and an ad valorem tax of 3% payable on the value of products sold to refineries in respect of the Sadiola gold mine and the Yatela gold mine.

        The Government of Ghana holds, as of right and without payment of any compensation, a 10% interest in the rights and obligations of all reconnaissance, prospecting or mining operations in relation to a mineral right in Ghana and has the option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the Government of Ghana and the holder of the mining lease or at the fair market value thereof at the time of the exercise of the option. The Government of Ghana has agreed that the foregoing options may no longer be exercised in respect of the Tarkwa gold mine. However, the option could be exercised by the Government of Ghana in respect of the Damang gold mine. In addition, the Government of Ghana is entitled to a royalty of 3% to 12% of mineral sales in respect of the Tarkwa gold mine and the Damang gold mine after direct expenses.

Gold Fields International may suffer adverse consequences as a result of its reliance on outside contractors to conduct operations in Mali, Ghana and Australia

        A significant portion of Gold Fields International's operations in Mali, Ghana and Australia will continue to be conducted by outside contractors. As a result, Gold Fields International's operations at those sites will be subject to a number of risks, some of which will be outside Gold Fields International's control, including:

  •
  negotiating agreements with contractors on acceptable terms;

  •
  the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

  •
  reduced control over those aspects of operations which are the responsibility of the contractor;

  •
  failure of a contractor to perform under its agreement with Gold Fields International;

  •
  interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;

  •
  failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

  •
  problems of a contractor with managing its workforce, labour unrest or other employment issues.

        In addition, Gold Fields International may incur liability to third parties as a result of the actions of its contractors. The occurrence of one or more of these risks could have a material adverse effect on Gold Fields International's business, results of operations and financial condition.

Mining taxation and foreign exchange control requirements in the countries in which Gold Fields International will operate may have an adverse effect on its profitability

        Gold Fields International's operations will be subject to applicable tax laws generally (including those relating specifically to mining operations) and to governmental requirements relating to exchange control. The exchange control laws of certain of the countries in which Gold Fields International will operate require permission from local authorities for transactions involving foreign currency.

        Certain subsidiaries of Gold Fields International may also be required to enter into agreements with local governments in the countries in which they operate to repatriate a proportion of revenue earned by them to the country in which such operations take place. While fiscal stability agreements may be negotiated with such governments, there can be no assurance that such fiscal stability agreements would be entered into or that prevailing rates of revenue repatriation would not increase in the future.

        The mining tax regime applicable to the mines to be operated by Gold Fields International following the completion of the Transaction is derived from a number of sources, including a combination of mining and tax legislation and contractual mining conventions which include fiscal stability guarantees. The application of specific tax provisions and any stability guarantees may be subject to interpretation and therefore the amount of tax payable may be uncertain.

Restrictions imposed on Gold Fields International's majority shareholder, Gold Fields, by the SARB may affect Gold Fields International's ability to fund operations and complete acquisitions

        Exchange control regulations, which restrict the free flow of capital in and out of the country, exist in South Africa. As a result of these regulations, Gold Fields' ability to raise and deploy capital outside South Africa is restricted. In particular, the South African exchange control regulations provide that a South African resident company such as Gold Fields:

  •
  is generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the SARB; and

  •
  is generally limited in its ability to utilize the income of one foreign subsidiary to finance the operations of another foreign subsidiary.

        These restrictions may impact Gold Fields International's ability to seek financial support from Gold Fields. In its approval of the Transaction, the SARB gave its specific approval for:

  •
  Gold Fields to, subject to certain conditions and approval of the SARB on a case-by-case basis, follow its rights in equity capital market fund raisings by Gold Fields International using funds sourced from within the CMA; and

  •
  Gold Fields International to, subject to certain conditions, pursue subsequent corporate acquisitions or projects subsequent to the completion of the Transaction without seeking prior approval from the SARB.

        The conditions of such approvals impose restrictions relating to, among other things, the permitted lines of business of acquisition or project targets of Gold Fields International, the level of ownership that Gold Fields International must maintain in such targets, the requirement that any such acquisitions or projects pursued by Gold Fields International result in a benefit to South Africa over the longer term, and reporting obligations. The conditions of such approvals impose restrictions which could also limit Gold Fields International's ability to retain its earnings without repatriating a significant portion to South Africa, or to obtain financial support or guarantees from Gold Fields and may, in certain cases, together with the Anti-Dilution Agreement, limit its ability to raise capital necessary for its ongoing operations or to fund acquisitions. Gold Fields International will also be contractually bound to Gold Fields to comply with the SARB Conditions pursuant to the terms of the Relationship Agreement, which may limit its ability to take certain actions without the consent of Gold Fields. See "The Anti-Dilution Agreement", "The Relationship Agreement" and "Regulatory Matters — South African Reserve Bank".

To the extent that Gold Fields International seeks to expand through acquisitions, it may experience problems in executing acquisitions or managing and integrating the acquisitions with its existing operations

        In order to expand its operations and reserve base, Gold Fields International may seek to make acquisitions of selected precious metal producing companies or assets. Gold Fields International's success at making any acquisitions will depend on a number of factors, including, but not limited to:

  •
  negotiating acceptable terms with the seller of the business to be acquired;

  •
  obtaining approval from regulatory authorities in Canada, South Africa (see "Regulatory Matters"), the United States and the jurisdiction of the business to be acquired, as applicable;

  •
  assimilating the operations of an acquired business in a timely and efficient manner;

  •
  maintaining Gold Fields International's financial and strategic focus while integrating the acquired business;

  •
  implementing uniform standards, controls, procedures and policies at the acquired business; and

  •
  to the extent that Gold Fields International makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

        Any problems experienced by Gold Fields International in connection with an acquisition as a result of one or more of these factors could have a material adverse effect on its business, operating results and financial condition.

To the extent that Gold Fields International seeks to expand through its exploration program, it may experience problems associated with mineral exploration or developing mining projects

        In order to expand its operations and reserve base, Gold Fields International may rely on its exploration program for gold and platinum group metals and its ability to develop mining projects. Exploration for gold and other precious metals is speculative in nature, involves many risks and frequently is unsuccessful. Any exploration program entails risks relating to the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and regulatory approvals and the construction of mining and processing facilities at the mining site. Gold Fields International's exploration efforts may not result in the discovery of gold or platinum group metal mineralization and any mineralization discovered may not result in an increase of Gold Fields International's reserves. If orebodies are developed, a number of years and substantial expenditures may be required from the initial phases of drilling until production commences, during which time the economic feasibility of production may change. Gold Fields International's exploration program may not result in the replacement of current production with new reserves or result in any new commercial mining operations. Also, to the extent Gold Fields International will participate in the development of a project through a joint venture there could be disagreements or divergent interests or goals among the joint venture parties, which could jeopardize the success of the project.

Additional financing may be required to fund Gold Fields International's activities

        A portion of Gold Fields International's activities will be directed to the search for and the development of new mineral deposits, and significant capital investment will be required to achieve commercial production from successful exploration efforts. In addition, significant capital investment may be required in order to maintain or expand the operations of Gold Fields International as they will exist upon completion of the Transaction. There is no assurance that Gold Fields International will have, or be able to raise, the required funds to engage in these activities.

        All exploration programs, if successful, will generate the incentive for further programs and additional funds. If required, there is no assurance Gold Fields International will be successful in raising sufficient funds to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.

Gold Fields will have voting control over Gold Fields International and will be able to direct the operations, management and strategic direction of Gold Fields International

        Upon the completion of the Transaction, Gold Fields will own approximately 70% of the fully diluted outstanding equity of Gold Fields International. As a result, Gold Fields will have voting control with respect to all matters requiring approval by the shareholders of Gold Fields International, including the election of the GFI Board of Directors and (subject to any "majority of minority" approval requirements under applicable securities laws) any significant corporate and other transactions in which Gold Fields International may be involved. The GFI Board of Directors will, in turn, oversee the strategic direction of Gold Fields International, establish the corporate policies of Gold Fields International and will appoint the management of Gold Fields International. As a result of the voting control of Gold Fields International which will be exercised by Gold Fields, shareholders of Gold Fields International other than Gold Fields will have a limited ability to influence the operations, management and strategic direction of Gold Fields International.

The market price of the GFI Shares may be negatively impacted by the existence of Gold Fields' shareholding position

        Due to market concerns regarding possible dilution, the existence of large shareholding positions in companies can negatively impact the trading price of the securities of such companies. In the case of Gold Fields International, the Anti-Dilution Agreement provides, among other things, that Gold Fields will not sell or otherwise dispose of less than all of its GFI Shares for so long as the Anti-Dilution Rights thereunder continue in effect. In addition, pursuant to the SARB Conditions, Gold Fields is required to continue to maintain its Minimum Ownership Interest (as defined under "The Anti-Dilution Agreement") until otherwise required by the SARB. While the ability of Gold Fields to sell its GFI Shares is accordingly restricted, it is possible that, notwithstanding such restrictions, the trading price of the GFI Shares may be negatively impacted by the existence of Gold Fields' large shareholding position in Gold Fields International.

Restrictions imposed on Gold Fields International through its agreement with Mvela Resources may result in a dilution of its interest in new properties acquired in Africa outside the SADC following the completion of the Transaction

        As of the completion of the Transaction, Gold Fields International will have assumed all rights and obligations of GFLMS with respect to Mvela Resources arising under the Mvela Exploration Agreement relating to properties located outside the SADC pursuant to the Mvela Resources Novation Agreement. Pursuant to the terms of the Mvela Resources Novation Agreement, Gold Fields International will be obligated to grant Mvela Resources the right to purchase, on specified terms, up to 15% but not less than 5% of its interest in the prospecting for precious metals or the financing, development, construction or operation of any precious metal mining project in Africa outside the SADC flowing from such prospecting where such interest is secured after the Completion Date by Gold Fields International or any of its subsidiaries during the term of the Mvela Exploration Agreement. As a consequence of these obligations, Gold Fields International may be restricted in its ability to maintain the ownership level it desires in respect of any new projects it wishes to commence in Africa outside the SADC which may in turn impact its profitability and operations with respect to these properties. For further information regarding the Mvela Resources Novation Agreement, see "Gold Fields International After Completion of the Transaction — Certain Material Contracts".

Due to the nature of mining and the type of gold mines it operates, Gold Fields International faces a risk of material liability, delays and increased production costs from environmental and industrial accidents and pollution and other factors

        Gold Fields International's operations will be subject to all of the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. Gold Fields International's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which Gold Fields International will have interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While Gold Fields International may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which Gold Fields International cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting Gold Fields International's earnings and competitive position in the future and, potentially, its financial position and results of operation.

        Whether a gold deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold, revenue repatriation and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Gold Fields International not receiving an adequate return on invested capital.

Production difficulties may have a material adverse effect on the profitability of Gold Fields International

        No assurance can be given that the intended or expected production schedules or the estimated direct operating cash costs will be achieved in respect of the operating gold mines in which Gold Fields International will have an interest or in respect of operating gold mines or mines subject to royalties in which Gold Fields International will have an interest. In addition to engineering, operating and capital cost factors, the revenue of Gold Fields International from its operating gold mines will depend on the extent to which expected operating costs in respect thereof are achieved. Short-term operating factors, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Gold Fields International may not be able to obtain the licenses and permits it needs in order to conduct its business

        Although it will be the intention of Gold Fields International to hold all necessary licenses and permits under applicable laws and regulations in respect of its properties and to comply in all material respects with the terms of such licenses and permits, such licenses and permits may be subject to change in various circumstances. There can be no guarantee that Gold Fields International will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The gold mining industry is extremely competitive and there can be no assurance that Gold Fields International will be able to achieve an advantage against its competitors

        The mineral exploration and mining business is competitive in all of its phases. There are a limited number of project acquisition opportunities available and a limited supply of desirable mineral lands available for claim, staking, lease or other acquisition in the areas where Gold Fields International may acquire interests in projects or conduct exploration activities. Gold Fields International will compete with numerous other companies and individuals, including competitors that may have greater financial, technical or other resources than Gold Fields International, in the search for and the acquisition of attractive mineral properties. Gold Fields International's ability to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Gold Fields International will be able to compete successfully with its competitors in acquiring such properties or prospects.

The cash costs of gold production may make Gold Fields International's operations unprofitable

        Gold Fields International's cash operating costs to produce an ounce of gold will be dependent on a number of factors, including the grade of reserves, recovery and plant throughput. In the future, the actual performance of Gold Fields International may differ from its estimated performance. There can be no assurance that the cash operating costs at Gold Fields International's operations will continue at historical levels for IAMGold and the Acquired Interests.

There can be no assurance of Gold Fields International's title in the properties in which it will have an interest upon the completion of the Transaction

        While neither Gold Fields nor IAMGold have any reason to believe that the existence and extent of either of the respective mining properties in which they have an interest and which will be owned by Gold Fields International following the completion of the Transaction is in doubt, title to mining properties is subject to potential challenges by third parties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes and carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights will not be held directly by Gold Fields International.

        For example, certain of Gold Fields International's tenements in Australia could be subject to native title claims and there are aboriginal heritage sites located on certain of the tenements to be held by Gold Fields International. Native title and aboriginal legislation protects the rights of aboriginals in relation to the land in certain circumstances. Other tenements may become subject to native title claims if Gold Fields International seeks to expand or otherwise change its interest in rights to those tenements. Native title claims could require costly negotiations with the claimants or could affect Gold Fields International's access to or use of its tenements and, as a result, could have a material adverse effect on Gold Fields International's business, operating results and financial condition.

        Aboriginal heritage sites relate to distinct areas of land which have either ongoing ethnographic or historic significance. Aboriginal heritage sites have been identified with respect to portions of some of the Australian mining tenements that will be owned by Gold Fields International. Additional aboriginal heritage sites may be identified on the same or additional tenements. Gold Fields International may, in the future, incur significant costs as a result of changes in the interpretation of, or new laws regarding, native title and aboriginal heritage, which may result in a material adverse effect on Gold Fields International's business, operating results and financial condition.

Gold Fields International's operations and financial condition may be adversely affected by labour disputes or local laws

        Upon the completion of the Transaction, approximately 77% of Gold Fields International's employees will belong to unions. Accordingly, Gold Fields International will be at risk of having its production stopped for indefinite periods due to strikes called by unions and other labour disputes. Significant labour disruptions at any of Gold Fields International's operations could have a material adverse effect on Gold Fields International's business, operating results and financial condition.

        Local labour laws in the countries in which Gold Fields International will operate may contain provisions requiring mining companies to recruit and train local personnel and to use the service of local companies. Any expansion of these provisions or new labour legislation which increase labour cost in such countries could have a material adverse effect on Gold Fields International's mining operations in such countries and, accordingly, on Gold Fields International's business, operating results and financial condition. In addition, changes in local labour relations laws which have the effect of strengthening the role of unions in the mining industry could have a material adverse affect on labour costs at Gold Fields International's mining operations in such countries and, accordingly, on Gold Fields International's business, operating results and financial condition.

The operations of Gold Fields International will be subject to environmental costs and risks

        Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

There can be no assurance that future changes to environmental regulation, if any, will not adversely affect Gold Fields International's operations. Environmental hazards may exist on the properties in which Gold Fields International will hold interests that have been caused by previous or existing owners or operators. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.

        In certain countries such as Ghana and Australia, Gold Fields International will fund its environmental rehabilitation costs in whole or in part by posting a reclamation bond to secure estimated costs of rehabilitation or other environmental obligations. Changes in the required method of calculation for these bonds or an unforeseen circumstance which produces unexpected costs may materially and adversely affect Gold Fields International's future environmental expenditures.

The operations of Gold Fields International will be subject to health and safety regulatory risks

        The operations of Gold Fields International will be subject to health and safety regulation in the jurisdictions in which it operates. There can be no assurance that future changes to health and safety regulations in such jurisdictions, if any, will not adversely affect Gold Fields International's operations. Potential liabilities arising from injuries to, or deaths of, workers that have been caused by previous or existing owners or operators may exist on the properties in which Gold Fields International will hold interests. Furthermore, compliance with health and safety requirements may involve significant costs and other liabilities.

        Health and safety laws in a number of the countries in which Gold Fields International will operate impose a duty on a mine owner to provide and maintain a working environment which is safe for mine workers. Additionally, Gold Fields International will be required under the terms of certain of its mining leases to comply with the reasonable instructions of the relevant authorities for securing the health and safety of persons working in or connected with the mine. A violation of the health and safety laws or a failure to comply with the instructions of the relevant health and safety authorities could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine or the imposition of costly compliance procedures and may constitute an offence under applicable law. If health and safety authorities ever require Gold Fields International to shut down all or a portion of a mine or to implement costly compliance measures, whether pursuant to existing or new health and safety laws and regulations, such measures could have a material adverse effect on Gold Fields International's business, operating results and financial condition.

        Gold Fields International, as a future holder of mining leases, will have potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by its contractors. For example, in Ghana, statutory workers' compensation is not the exclusive means for workers to claim compensation. Gold Fields International's insurance for health and safety claims or the relevant workers' compensation arrangements may not be adequate to meet the costs which may arise upon any future health and safety claims.

Gold Field International's mineral rights in Ghana are subject to regulations which could impose significant costs and burdens

        In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals. All minerals in their natural state in or upon any land or water are, under Ghanaian law, the property of Ghana and vested in the President on behalf of the people of Ghana. The mining leases for the Tarkwa gold mine that will be held by Gold Fields International have not yet been ratified by the Ghanaian parliament, as required by law. To the extent that failure to ratify these leases adversely affects their validity, there may be a material adverse effect on Gold Fields International's business, operating results and financial condition.

IAMGold directors and executive officers may have interests in the Transaction that are different from those of other IAMGold Shareholders

        In considering the recommendation of the IAMGold Board of Directors to vote in favour of the Share Issue Resolution, the Anti-Dilution Resolution, the Amendment Resolution, the Share Incentive Plan Resolution and the By-Law Resolution, IAMGold Shareholders should be aware that members of the IAMGold Board of Directors and the management team have agreements or arrangements that provide them with interests in the Transaction that differ from, or are in addition to, those of IAMGold Shareholders generally. See "Information Concerning the IAMGold Meeting — Interests of Certain Persons in the Transaction".

REGULATORY MATTERS

South African Reserve Bank

        Exchange control regulations, which restrict the free flow of capital in and out of the country, currently exist in South Africa. These regulations, which until the recent past were rather strict, have been significantly relaxed. The expressed goal of the South African government is the ultimate equal treatment of residents and non-residents in relation to inflows and outflows of capital and the abolition of these exchange control measures.

        As a South African resident company, Gold Fields is bound by applicable South African exchange control regulations. In particular, Gold Fields requires the consent of the SARB to complete the Transaction and retain the Consideration Shares on an ongoing basis.

        In a letter (the "SARB Letter") dated July 26, 2004, the SARB granted approval to Gold Fields entitling it to complete the Transaction and retain the Consideration Shares on an ongoing basis on the basis that:

  (a)
  at all times Gold Fields maintains a shareholding of at least 50.1% in Gold Fields International; and

  (b)
  Gold Fields, in order to maintain a shareholding of at least 50.1% in Gold Fields International, will be permitted, subject to the approval of the SARB on a case-by-case basis, to follow its rights in any equity capital market fund raising by Gold Fields International by using funds sourced from within the CMA, provided that:

  (i)
  funds sourced from within the CMA are to be applied towards capital expenditure on a specific project or towards the funding of any corporate acquisition of Gold Fields International;

  (ii)
  the financing of such rights must be done within the foreign direct investment limits or other exchange control policy parameters prevailing at such time; and

  (iii)
  the requirements as set out in the next paragraph below are complied with.

        Gold Fields International will be permitted to pursue subsequent corporate acquisitions or projects subsequent to the completion of the Transaction without seeking prior approval from the SARB on the following terms:

  (a)
  The acquisition or project must be in the same line of business as it is currently pursuing (mining of gold and platinum group metals). In some cases copper and other base metals could be by-product revenue to the main process of mining for gold and platinum group metals.

  (b)
  At all times Gold Fields will retain a minimum 50.1% ownership interest (on a fully-diluted basis) in Gold Fields International.

  (c)
  Any acquisitions or projects that are pursued would also be subject to Gold Fields International maintaining a minimum 50.1% ownership interest in the target.

  (d)
  Any finance arrangements relating to such acquisitions would be without recourse to Gold Fields or any of its subsidiaries or assets located in the SADC.

  (e)
  Any acquisitions or projects pursued by Gold Fields International must result in a benefit to South Africa over the longer term. In addition to the customary benefits of acquisitions or projects, such as added value to Gold Fields International, Gold Fields will use its reasonable commercial endeavours to source technical skills from South Africa in developing any acquisitions, consider procurement opportunities from South Africa and investigate the possibility of providing employment opportunities in areas where specific expertise is required and is available.

  (f)
  Gold Fields must report to the SARB after each and every acquisition by Gold Fields International giving full details of the acquisition, the financing mechanisms in connection therewith, and details of any specific benefits accruing to South Africa.

        The SARB must also be provided with the audited financial statements of Gold Fields International and its subsidiaries on an annual basis. For the purpose of meeting condition (b) above, among other reasons, Gold

Fields International and Gold Fields will enter into the Anti-Dilution Agreement as of and with effect from the Completion Date. See "The Anti-Dilution Agreement".

        In addition, pursuant to the terms of the SARB's current policy, the SARB indicated in the SARB Letter that it will approve that the annual earnings of Gold Fields International be retained offshore to the extent required for working capital, funds for expansion programs and projects, corporate acquisitions and debt servicing, subject to Gold Fields (i) reporting to the SARB, on an annual basis, on the earnings retention requirements of Gold Fields International, and (ii) seeking approval for future earnings to be retained by Gold Fields International.

Ghanaian Central Bank

        Under the Ghanaian Exchange Control Act of 1961, the consent of the Bank of Ghana is required for the transfer of GF Ghana Holdings' 71.1% shareholdings in both of the Ghana JV Companies to IAMGold or its wholly-owned subsidiaries and for the transfer of the related shareholder loans to IAMGold or its wholly- owned subsidiaries. A request for approval was filed by the parties on August 20, 2004 and approval was granted on October 27, 2004.

Ghanaian Ministry of Mines

        Under the Ghanaian Minerals & Mining Law of 1994 (as amended), the proposed acquisition of controlling interests in Ghanaian mining companies must be notified to, and approval obtained from, the Ministry of Mines. A notification seeking approval for IAMGold, and any wholly-owned subsidiaries, to become a majority shareholder controller of both of the Ghana JV Companies, respectively, was filed on August 20, 2004 and approval was granted on October 18, 2004.

Australian Foreign Investment Review Board

        Under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) ("FATA"), certain proposed acquisitions of interests in Australian companies by foreign persons or corporations must be notified to the Australian Treasury through the Foreign Investment Review Board. A relevant acquisition cannot proceed unless the Australian Treasury has advised that there is no objection to such acquisition. This includes acquisitions of Australian entities which operate in the mining industry.

        A notification seeking a statement from the Treasurer that he has no objection to the Australian aspects of the Transaction was filed by IAMGold on September 1, 2004 with respect to the following Australian subsidiaries of Orogen: St. Ives Gold Mining Company Pty Limited, Agnew Gold Mining Company Pty Limited, Gold Fields Australasia Pty Limited and Gold Fields Australia Pty Limited. On October 6, 2004, the Treasurer advised that he had no objection to the Transaction. No further action is required under FATA.

Investment Canada Act

        The acquisition of IAMGold Shares by Gold Fields as contemplated by the Purchase Agreement is reviewable under the Investment Canada Act, a Canadian statute governing the acquisition of control of Canadian businesses by non-Canadians. A reviewable investment is one for which the acquiror must submit an application for review with prescribed information to Industry Canada.

        Before a reviewable investment may be completed, the Minister of the Federal Cabinet responsible for Industry Canada must determine that the investment is likely to be of "net benefit to Canada". The Minister has an initial 45-day period to make a determination. The Minister may extend the period for a further 30 days by giving notice to the prospective acquiror. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the Minister must send a notice to that effect to the prospective acquiror, in which case the acquiror has 30 days to make representations and submit undertakings to the Minister in an attempt to change decision of the Minister.

        An application for review under the Investment Canada Act was filed by Gold Fields on October 14, 2004.

STOCK EXCHANGE LISTINGS

        Following the completion of the Transaction, the GFI Shares will continue to be listed on the TSX. The TSX has conditionally approved the listing of the Consideration Shares, subject to IAMGold fulfilling all of the requirements of the TSX.

        An application has been made to the NYSE for approval of the listing, conditional upon the completion of the Transaction, of the GFI Shares on the NYSE. In conjunction with obtaining a listing on the NYSE, the GFI Shares would be de-listed from the AMEX. Until such time as the GFI Shares are listed on the NYSE, the GFI Shares will remain listed on the AMEX and an application has been made to the AMEX for approval of the listing of the Consideration Shares on the AMEX. Listing of the Consideration Shares on the AMEX, and listing of the GFI Shares on the NYSE, is subject to Gold Fields International fulfilling all of the requirements of the AMEX and the NYSE, respectively.

PRICE RANGE AND TRADING VOLUME OF IAMGOLD SHARES

        The IAMGold Shares are listed on the TSX under the symbol "IMG" and on the AMEX under the symbol "IAG". The following table sets forth the high and low prices and trading volumes of the IAMGold Shares on the TSX and the AMEX for the periods indicated. The quotations reported are from published financial sources.

	Toronto Stock Exchange			American Stock Exchange(1)
Quarterly information
	High	Low	Volume	High	Low	Volume
	(Cdn$)	(Cdn$)	(000s)	(US$)	(US$)	(000s)
2002
First Quarter	5.77	4.01	10,474	—	—	—
Second Quarter	8.75	5.25	21,669	—	—	—
Third Quarter	7.19	4.01	12,861	—	—	—
Fourth Quarter	7.85	4.86	17,875	5.50	3.20	2,498
2003
First Quarter	8.24	5.43	47,067	5.40	3.70	11,883
Second Quarter	7.70	5.70	34,037	5.82	3.82	13,424
Third Quarter	9.00	6.40	48,017	6.65	4.64	23,088
Fourth Quarter	10.99	8.05	38,573	8.45	5.95	24,161
2004
First Quarter	9.95	8.04	46,034	7.76	6.18	17,212
Second Quarter	8.70	5.75	213,241	6.61	4.10	54,083
July	8.77	7.10	44,167	6.65	5.32	7,712
August	10.08	6.89	33,036	7.76	5.20	9,929
September	10.31	8.74	16,195	8.15	6.90	4,006
October	10.77	8.50	36,213	8.60	6.77	8,877
November (to November 4, 2004)	9.40	8.50	4,093,900	7.77	6.93	1,191,500

(1)
The IAMGold Shares commenced trading on the AMEX on December 2, 2002.

        The closing price of the IAMGold Shares on August 10, 2004, the last trading day prior to the public announcement of the Transaction, was Cdn$6.99 on the TSX and US$5.31 on the AMEX.

ACCOUNTING TREATMENT

        The Transaction will be accounted for as a reverse takeover purchase transaction, with the Acquired Interests being identified as the acquirer and IAMGold as the acquiree. The accounting for the Transaction as a reverse takeover is based on the combined company, Gold Fields International, being owned as to approximately 70% by Gold Fields and its affiliates and as to approximately 30% by the existing IAMGold Shareholders. For a presentation of certain pro forma effects of the accounting treatment on the combined financial position and results of operations of Gold Fields International after giving effect to the purchase of the Acquired Interests, reference is made to the pro forma condensed consolidated financial statements of Gold Fields International set out in schedule M to this Circular.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary, as of the date hereof, of the principal Canadian federal income considerations generally applicable to an IAMGold Shareholder in respect of the payment of the Special Dividend.

        This summary is based on the current provisions of the ITA, the Regulations thereunder and counsel's understanding of the current published administrative practices of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the ITA and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively the "Tax Proposals"). While it has been assumed that all the Tax Proposals will become law, no assurances can be given that the Tax Proposals will be enacted in the form proposed, if at all. However, the Canadian federal income tax considerations that are applicable to IAMGold Shareholders will not be different in a material adverse way if the Tax Proposals are not enacted. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision. This summary does not take into account provincial, territorial or foreign income tax legislation considerations. This summary does not apply to IAMGold Shareholders that are financial institutions. Such shareholders should consult their own tax advisors regarding the tax consequences of receiving the Special Dividend.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder of IAMGold. Accordingly, each shareholder should consult the shareholder's own tax advisor regarding the income tax consequences of the payment of the Special Dividend.

Residents of Canada — Special Dividend

        The following portion of the summary is applicable to IAMGold Shareholders who, for purposes of the ITA and any applicable income tax treaty or convention, are resident or deemed to be resident in Canada at all relevant times.

Individuals

        Where the IAMGold Shareholder is an individual resident in Canada, the Special Dividend will be a taxable dividend to IAMGold Shareholders and will be included in computing the income of the IAMGold Shareholder for the taxation year in which it was received. The amount of the dividend (Cdn$0.50 per share) will be subject to the normal gross-up and divided tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Corporations

        Subject to the potential application of subsection 55(2) of the ITA, discussed below, where the IAMGold shareholder is a Canadian resident corporation, the amount of the Special Dividend (Cdn$0.50 per share) will be a taxable dividend to IAMGold Shareholders and will be included in computing the corporation's income and will generally be deductible in computing its taxable income for the taxation year in which it was received. "Private corporations" (as defined in the ITA) or any other corporation resident in Canada and controlled by or for the benefit of an individual or related group of individuals may be liable under Part IV of the ITA to pay a refundable tax of 33 1/3% of the Special Dividend received to the extent that such Special Dividend is deductible in computing the IAMGold Shareholder's taxable income.

        In certain circumstances, subsection 55(2) of the ITA treats a dividend (other than a dividend that is subject to Part IV tax that is not refunded as part of the same series of transactions) received by a corporation as proceeds of disposition or a capital gain. Although counsel does not believe that subsection 55(2) of the ITA should apply to the Special Dividend, corporate IAMGold Shareholders that are not subject to Part IV tax on the Special Dividend should consult their own tax advisors with respect to the potential application of subsection 55(2) of the ITA to the Special Dividend.

Non-Residents of Canada — Special Dividend

        The following portion of the summary is applicable to IAMGold Shareholders who, for purposes of the ITA and any applicable income tax treaty or convention, are not resident or deemed to be resident in Canada at all relevant times.

        The Special Dividend is subject to non-resident withholding tax under the ITA at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Canada — U.S. Income Tax Convention (the "Treaty"), the rate is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner thereof and who is resident in the United States for purposes of the Treaty.

BUSINESS TO BE CONSIDERED BY IAMGOLD SHAREHOLDERS

Approval of Share Issue Resolution

        At the IAMGold Meeting, IAMGold Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Share Issue Resolution, the full text of which is set out in schedule A to this Circular, approving the issue of the Consideration Shares to Gold Fields and its affiliates in connection with the Transaction. The Consideration Shares consist of 351,690,218 IAMGold Shares and such additional number of IAMGold Shares as is determined in accordance with the Subsequent Subscription Adjustment.

        It is a mutual condition in favour of IAMGold and Gold Fields to the completion of the Transaction that the Share Issue Resolution be approved as required by the IAMGold Shareholders at the IAMGold Meeting.

        The IAMGold Board of Directors unanimously recommends that IAMGold Shareholders vote in favour of the Share Issue Resolution at the IAMGold Meeting. See "The Transaction — Recommendation of the IAMGold Board of Directors". To be effective, the Share Issue Resolution must be approved by a majority of the votes cast thereon by IAMGold Shareholders present in person or represented by proxy at the IAMGold Meeting. Unless otherwise indicated in the accompanying form of proxy, the IAMGold representatives designated as proxyholders in the accompanying form of proxy will vote the IAMGold Shares represented by such form of proxy in favour of the Share Issue Resolution.

Approval of Anti-Dilution Resolution

        At the IAMGold Meeting, if the Share Issue Resolution is passed as required, IAMGold Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Anti-Dilution Resolution, the full text of which is set out in schedule B to this Circular, authorizing IAMGold to execute and deliver the Anti-Dilution Agreement and to issue securities to Gold Fields and its affiliates from time to time pursuant to the anti-dilution rights granted thereunder to Gold Fields.

        It is a mutual condition in favour of IAMGold and Gold Fields to the completion of the Transaction that IAMGold and Gold Fields enter into the Anti-Dilution Agreement with effect as of the Completion Date. It is a condition to the completion of the Transaction in favour of Gold Fields that the Anti-Dilution Resolution be approved as required by the IAMGold Shareholders at the IAMGold Meeting.

        The IAMGold Board of Directors unanimously recommends that IAMGold Shareholders vote in favour of the Anti-Dilution Resolution at the IAMGold Meeting. See "The Transaction — Recommendation of the IAMGold Board of Directors". To be effective, the Anti-Dilution Resolution must be approved by a majority of the votes cast thereon by the holders of IAMGold Shareholders present in person or represented by proxy at the IAMGold Meeting. Unless otherwise indicated in the accompanying form of proxy, the IAMGold representatives designated as proxyholders in the accompanying form of proxy will vote the IAMGold Shares represented by such form of proxy in favour of the Anti-Dilution Resolution.

Approval of Amendment Resolution

        At the IAMGold Meeting, if the Share Issue Resolution is passed as required, IAMGold Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Amendment Resolution, the full text of which is set out in schedule C to this Circular, authorizing IAMGold to change, and in connection therewith to apply for a certificate of amendment under the CBCA to amend its articles to change, the name of IAMGold to "Gold Fields International Limited" or such other name as IAMGold and Gold Fields may agree.

        It is a condition in favour of Gold Fields to the completion of the Transaction that the Amendment Resolution be approved as required by the IAMGold Shareholders at the IAMGold Meeting.

        The IAMGold Board of Directors unanimously recommends that IAMGold Shareholders vote in favour of the Amendment Resolution at the IAMGold Meeting. To be effective, the Amendment Resolution must be approved by not less than two-thirds of the votes cast thereon by IAMGold Shareholders present in person or represented by proxy at the IAMGold Meeting. Unless otherwise indicated in the accompanying form of proxy, the IAMGold representatives designated as proxyholders in the accompanying form of proxy will vote the IAMGold Shares represented by such form of proxy in favour of the Amendment Resolution.

Approval of Share Incentive Plan Resolution

        At the IAMGold Meeting, if the Share Issue Resolution is passed as required, IAMGold Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Share Incentive Plan Resolution, the full text of which is set out in schedule D to this Circular, authorizing an amendment to the IAMGold Share Incentive Plan to increase, conditional upon the completion of the Transaction, the maximum number of IAMGold Shares issuable under the share option plan comprising part of the IAMGold Share Incentive Plan from 9,250,000 IAMGold Shares to 25,000,000 IAMGold Shares. The foregoing amendment would result in an aggregate of 26,350,000 IAMGold Shares being issuable under the IAMGold Share Incentive Plan, which represents approximately 5% of the number of IAMGold Shares expected to be outstanding upon the completion of the Transaction.

        Information regarding the IAMGold Share Incentive Plan is set out in schedule H to this Circular.

        The IAMGold Share Incentive Plan is considered to be an important element of IAMGold's compensation policy which assists in attracting and retaining talented personnel in a competitive global environment. The amendment to the IAMGold Share Incentive Plan is considered appropriate in order to ensure the continued availability of awards thereunder in the future and to provide for flexibility in the share compensation arrangements which may be extended by Gold Fields International. In addition, the Transaction will significantly increase the number of eligible participants under the IAMGold Share Incentive Plan, making the amendment to the IAMGold Share Incentive Plan appropriate in connection with the completion of the Transaction.

        The IAMGold Board of Directors unanimously recommends that IAMGold Shareholders vote in favour of the Share Incentive Plan Resolution at the IAMGold Meeting. To be effective, the Share Incentive Plan Resolution must be approved by a majority of the votes cast thereon by IAMGold Shareholders present in person or represented by proxy at the IAMGold Meeting. Unless otherwise indicated in the accompanying form of proxy, the IAMGold representatives designated as proxyholders in the accompanying form of proxy will vote the IAMGold Shares represented by such form of proxy in favour the Share Incentive Plan Resolution.

Approval of By-Law Resolution

        At the IAMGold Meeting, IAMGold Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the By-Law Resolution, the full text of which is set out in schedule E to this Circular, confirming the repeal of the existing general by-law of IAMGold and the adoption of a new general by-law of IAMGold, the full text of which is set out in appendix 1 to schedule E to this Circular. The new general by-law has been proposed for adoption in order to incorporate in the general by-law of IAMGold provisions consistent with recent amendments to the CBCA including, among other things, provisions relating to residency requirements relating to directors, the holding of meetings of the directors and shareholders of IAMGold by electronic means, as well as relating to the voting at meetings of IAMGold Shareholders by electronic means.

        It is a condition in favour of Gold Fields to the completion of the Transaction that the By-Law Resolution be approved as required by the IAMGold Shareholders at the IAMGold Meeting.

        The IAMGold Board of Directors unanimously recommends that IAMGold Shareholders vote in favour of the By-Law Resolution at the IAMGold Meeting. To be effective, the By-Law Resolution must be approved by a majority of the votes cast thereon by the holders of IAMGold Shares present in person or represented by proxy at the IAMGold Meeting. Unless otherwise indicated in the accompanying form of proxy, the IAMGold representatives designated as proxyholders in the accompanying form of proxy will vote the IAMGold Shares represented by such form of proxy in favour of the By-Law Resolution.

Auditor Confirmation

        Unless authority to do so is withheld in the accompanying form of proxy, the IAMGold representatives designated as proxyholders in the accompanying form of proxy will vote to confirm the appointment, conditional upon the completion of the Transaction, of PricewaterhouseCoopers LLP as the auditor of Gold Fields International.

        PricewaterhouseCoopers LLP is an affiliate of PricewaterhouseCoopers Inc., the auditor of Gold Fields. In connection with the completion of the Transaction, it is anticipated that KPMG LLP will resign as the auditor of IAMGold and that PricewaterhouseCoopers LLP will be appointed as the auditor of Gold Fields International. KPMG LLP has been the auditor of IAMGold since June 18, 1998. For the year ended December 31, 2003, IAMGold paid KPMG LLP total fees of $219,200. These fees consisted of $192,100 for audit-related services and $27,200 for tax-related services.

LEGAL MATTERS

        Certain legal matters in connection with the Transaction will be passed upon by Fraser Milner Casgrain LLP, Webber Wentzel Bowens and Dorsey & Whitney LLP on behalf of IAMGold and by McCarthy Tétrault LLP, Edward Nathan & Friedland (Proprietary) Limited and Linklaters on behalf of Gold Fields.

IAMGOLD DIRECTORS' APPROVAL

        The contents and the sending of this Circular to IAMGold Shareholders has been approved by the IAMGold Board of Directors.

        Gold Fields has provided the information contained in this Circular concerning Gold Fields, its subsidiaries and the Acquired Interests, including such information contained in the schedules hereto, and all financial information and financial statements relating to Gold Fields, the Acquired Interests, the Acquired Companies contained herein and in the schedules hereto. IAMGold assumes no responsibility for the accuracy or completeness of such information or financial statements, nor for any omission on the part of Gold Fields to disclose facts or events which may affect the accuracy of any such information or financial statements.

        DATED at Toronto, Ontario this 4th day of November, 2004.

BY ORDER OF THE BOARD
JOSEPH F. CONWAY President and Chief Executive Officer

SCHEDULE A

SHARE ISSUE RESOLUTION

BE IT RESOLVED THAT:

1.
the issue (the "Share Issue") to Gold Fields Limited ("Gold Fields") and its affiliates of an aggregate of 351,690,218 common shares of IAMGold Corporation ("IAMGold") and such additional number of common shares of IAMGold as is determined in accordance with the Subsequent Subscription Adjustment, as defined in the management information circular dated November 4, 2004 of IAMGold, in connection with the acquisition by IAMGold of the assets of Gold Fields located outside of the Southern African Development Community be, and it hereby is, authorized and approved; and

2.
any one officer or any one director of IAMGold be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of IAMGold, to execute or to cause to be executed, under the seal of IAMGold or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the Share Issue or in connection with, or in order to give effect to the intent of, the foregoing paragraph of this resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by IAMGold, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the Share Issue or in connection with, or in order to give effect to the intent of, the foregoing paragraph of this resolution.

A-1

SCHEDULE B

ANTI-DILUTION RESOLUTION

BE IT RESOLVED THAT:

1.
IAMGold Corporation ("IAMGold") be, and it hereby is, authorized and empowered to enter into, execute and deliver an anti-dilution agreement (the "Anti-Dilution Agreement") with Gold Fields Limited ("Gold Fields") substantially in the form of the anti-dilution agreement which is attached as schedule E to the purchase agreement made September 30, 2004 and amended and restated as of November 4, 2004, between IAMGold, Gold Fields, Gold Fields Ghana Holdings Limited and Gold Fields Guernsey Limited, a copy of which is set out as schedule G to the management information circular dated November 4, 2004 of IAMGold, as such purchase agreement may be further amended from time to time in accordance with the provisions thereof, subject to such additions, deletions or other changes thereto, if any, as any one officer or any one director of IAMGold may consider necessary or desirable and shall approve, such approval to be conclusively evidenced by the execution of the Anti-Dilution Agreement by IAMGold and to issue or cause subsidiaries of IAMGold to issue all securities required to be issued by IAMGold or such subsidiaries from time to time pursuant to the provisions of the Anti-Dilution Agreement; and

2.
any one officer or any one director of IAMGold be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of IAMGold, to execute or to cause to be executed, under the seal of IAMGold or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the Anti-Dilution Agreement or in connection with, or in order to give effect to the intent of, the foregoing paragraphs of this resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by IAMGold, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the Anti-Dilution Agreement or in connection with, or in order to give effect to the intent of, the foregoing paragraphs of this resolution.

B-1

SCHEDULE C

AMENDMENT RESOLUTION

BE IT RESOLVED THAT:

1.
IAMGold Corporation ("IAMGold") be, and it hereby is, authorized and empowered to change, and in connection therewith to apply for a certificate of amendment under the provisions of the Canada Business Corporations Act (the "CBCA") to amend its articles (the "Amendment") to change, the name of IAMGold to "Gold Fields International Limited" or such other name as may be mutually agreed upon by IAMGold (as determined by the directors of IAMGold) and Gold Fields Limited;

2.
notwithstanding that this special resolution has been passed by the shareholders of IAMGold, the directors of IAMGold are hereby authorized and empowered, at any time prior to the issue of the applicable certificate of amendment, to not proceed with the change of the name of IAMGold without further approval of the shareholders of IAMGold;

3.
any one officer or any one director of IAMGold be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of IAMGold, to execute, under the seal of IAMGold or otherwise, and to deliver for filing with the Director under the CBCA, articles of amendment in respect of the Amendment and such other documents as are necessary or desirable in connection with the Amendment; and

4.
any one officer or any one director of IAMGold be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of IAMGold, to execute or to cause to be executed, under the seal of IAMGold or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the Amendment or in connection with, or in order to give effect to the intent of, the foregoing paragraphs of this resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by IAMGold, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the Amendment or in connection with, or in order to give effect to the intent of, the foregoing paragraphs of this resolution.

C-1

SCHEDULE D

SHARE INCENTIVE PLAN RESOLUTION

BE IT RESOLVED THAT:

1.
effective upon the completion of the acquisition by IAMGold Corporation ("IAMGold") of the assets of Gold Fields Limited ("Gold Fields") located outside of the Southern African Development Community as described in the management information circular dated November 4, 2004 of IAMGold, the share incentive plan of IAMGold (the "Share Incentive Plan") be, and it hereby is, amended to increase the maximum number of common shares of IAMGold ("IAMGold Shares") which may be issued under the share option plan comprising part of the Share Incentive Plan to 25,000,000 IAMGold Shares, resulting in a maximum of 26,350,000 IAMGold Shares being issuable under the Share Incentive Plan; and

2.
any one officer or any one director of IAMGold be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of IAMGold, to execute or to cause to be executed, under the seal of IAMGold or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with, or in order to give effect to the intent of, the foregoing paragraph of this resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by IAMGold, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with, or in order to give effect to the intent of, the foregoing paragraph of this resolution.

D-1

SCHEDULE E

BY-LAW RESOLUTION

BE IT RESOLVED THAT:

1.
the repeal of the general by-law of IAMGold Corporation ("IAMGold") adopted on October 17, 1994 be, and it hereby is, confirmed;

2.
the general by-law attached as appendix 1 to this resolution be, and it hereby is, confirmed as a by-law of IAMGold; and

3.
any one officer or any one director of IAMGold be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of IAMGold, to execute or to cause to be executed, under the seal of IAMGold or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with, or in order to give effect to the intent of, the foregoing paragraphs of this resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by IAMGold, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with, or in order to give effect to the intent of, the foregoing paragraphs of this resolution.

APPENDIX 1
TO
SCHEDULE E
BY-LAW NUMBER ONE

A by-law relating generally to the
conduct of the business and affairs of
IAMGold Corporation

BY-LAW NUMBER ONE

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01    Definitions

        In this by-law and all other by-laws of the Corporation, unless otherwise defined or the context otherwise requires:

  (a)
  "Act" means the Canada Business Corporations Act or any successor statute thereof, as amended from time to time, and, in the case of any successor statute thereof, any reference in any by-law of the Corporation to any provision of the Canada Business Corporations Act shall be read as a reference to the provision substituted therefor in the successor statute thereof, together with the regulations thereunder, as amended from time to time;

  (b)
  "board" or "directors" means the directors of the Corporation from time to time and includes the only director of the Corporation when the number of directors of the Corporation is one;

  (c)
  "by-laws" means all of the by-laws of the Corporation then in effect;

  (d)
  "Corporation" means IAMGold Corporation or any successor thereto;

  (e)
  "Director" means the Director appointed under the Act;

  (f)
  "holiday" means Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada) or any successor statute thereof, as amended from time to time;

  (g)
  "meeting of shareholders" includes an annual meeting of the shareholders of the Corporation, a special meeting of the shareholders of the Corporation and a meeting of the holders of any class or series of shares of the Corporation;

  (h)
  "person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, employee benefit plan and a natural person acting as a trustee, executor, administrator or other legal representative;

  (i)
  "recorded address" means, with respect to a single shareholder, his latest address as recorded in the securities register of the Corporation, with respect to joint shareholders, the first address appearing in the securities register of the Corporation in respect of the joint holding and, with respect to any other person, subject to the Act, his latest address as recorded in the records of the Corporation or otherwise known to the secretary, if any, of the Corporation;

  (j)
  "resident Canadian" has the meaning ascribed thereto in the Act; and

  (k)
  "signing officer" means, in relation to any contract or document (within the meaning of section 2.04 hereof), the person or persons authorized to sign such contract or document on behalf of the Corporation.

        Subject to the foregoing, words and terms in this by-law which are defined in the Act shall have the same meaning when used in this by-law and in all other by-laws of the Corporation as in the Act.

Section 1.02    Gender and Number

        Words importing the singular shall include the plural and vice-versa, words importing either gender or neuter shall include the masculine and feminine genders and neuter and headings in this by-law and in any other by-law of the Corporation are for convenience of reference only and shall not affect the interpretation of this by-law or any other by-law of the Corporation.

Section 1.03    Articles to Govern

        Notwithstanding any provision of this by-law or any other by-law of the Corporation, where any such provision herein or therein conflicts with any provision in the articles of the Corporation, such provision of the articles shall govern.

ARTICLE TWO

BUSINESS OF THE CORPORATION

Section 2.01    Registered Office

        The registered office of the Corporation shall be in the province of Canada specified in the articles of the Corporation. The place and address of the registered office shall be located at such address within the province of Canada specified in the articles of the Corporation and the directors may change the place and address of the registered office within the province of Canada specified in the articles of the Corporation from time to time.

Section 2.02    Seal

        The Corporation may have a corporate seal in such form as the directors may determine from time to time.

Section 2.03    Financial Year

        The financial year of the Corporation shall end on such day of the year as the directors may determine from time to time.

Section 2.04    Execution of Instruments

        Contracts or documents requiring execution by the Corporation may be signed, when only one person is elected or appointed as an officer and as the director of the Corporation, by that person and, when two or more persons are elected or appointed as an officer or as a director of the Corporation, by any one director or any one person holding the office of chairman or co-chairman of the board, managing director, president, chief executive officer, chief operating officer, chief financial officer, vice-president, general manager, secretary, treasurer, controller, assistant secretary, assistant treasurer or any other office the holder of which has been designated as a signing officer by the directors. All contracts or documents so signed shall be binding upon the Corporation without further authorization or formality.

        In addition, the directors may direct from time to time the manner in which and the person or persons by whom any particular contract or document or any class of contracts or documents may or shall be signed on behalf of the Corporation. Any officer or director of the Corporation may affix the corporate seal, if any, of the Corporation to any contract or document, and may certify a copy of any resolution or of any by-law or contract or document of the Corporation to be a true copy thereof. Subject to the provisions of this by-law relating to share certificates and to the Act, and if authorized by the directors, the corporate seal, if any, of the Corporation and the signature of any signing officer may be mechanically or electronically reproduced upon any contract or document of the Corporation. Any such facsimile signature shall bind the Corporation notwithstanding that any signing officer whose signature is so reproduced may have ceased to hold office at the date of delivery or issue of such contract or document.

        The term "contracts or documents" shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable, legal or equitable), agreements, releases, receipts and discharges for the payment of money, share certificates, certificates representing other securities, including warrants, and all other instruments in writing.

Section 2.05    Exercise of Voting Rights of Corporation

        Except as otherwise directed by the directors, the person or persons authorized to sign contracts or documents on behalf of the Corporation may execute and deliver instruments of proxy on behalf of the Corporation and may arrange for the issue of a voting certificate or other evidence of the right to exercise the voting rights attached to any securities held by the Corporation and any such instrument, certificate or other evidence shall be in favour of such person as may be determined by the signing officers. However, the directors may direct from time to time the manner in which and the person by whom any such particular voting rights may or shall be exercised.

Section 2.06    Banking Arrangements

        The banking business of the Corporation shall be transacted with such banks, trust companies or other person or persons as the directors may determine from time to time and all such banking business shall be transacted on behalf of the Corporation by such person or persons and to such extent as the directors may determine from time to time.

Section 2.07    Charging Power

        Without restricting any of the powers of the directors, whether derived from the Act or otherwise, the directors may from time to time, without the authorization of the shareholders of the Corporation:

  (a)
  borrow money upon the credit of the Corporation;

  (b)
  issue, reissue, sell or pledge debt obligations of the Corporation;

  (c)
  subject to the Act, give a guarantee on behalf of the Corporation to secure the performance of an obligation of any person; and

  (d)
  mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, immovable or movable, legal or equitable property of the Corporation (including, without limitation, book debts, rights, powers, franchises and undertakings) to secure any obligation of the Corporation.

        Subject to the Act, the directors may by resolution delegate any or all of the powers referred to above to a director, a committee of directors or an officer of the Corporation.

ARTICLE THREE

DIRECTORS

Section 3.01    Powers of the Board of Directors

        The directors shall manage, or supervise the management of, the business and affairs of the Corporation.

Section 3.02    Qualifications

        No person shall be a director if the person is not an individual, is less than 18 years of age, has the status of bankrupt or is of unsound mind and has been so found by a court in Canada or elsewhere. If required by the Act, at least 25 per cent of the directors shall be resident Canadians provided that when the required number of directors is less than four, only one need be a resident Canadian. Whenever the Corporation has an audit committee of the directors, a number of directors sufficient to form a majority of such committee shall not be officers or employees of the Corporation or of any affiliate of the Corporation.

Section 3.03    Number and Quorum of Directors

        The number of directors shall be the number from time to time fixed by the articles of the Corporation or the number from time to time determined within the range provided for in the articles of the Corporation by resolution of the shareholders of the Corporation. The number of directors from time to time required to constitute a quorum for the transaction of business at a meeting of the directors shall be 51 per cent of the number of directors so fixed or determined at that time (or, if that number is a fraction, the next larger whole number), provided that if the Corporation has fewer than three directors, all of the directors must be present at a meeting of the directors to constitute a quorum. Reference is made to section 3.08 and section 3.12 of this by-law.

Section 3.04    Election and Term

        Directors shall be elected to hold office for a term or terms expiring at the close of the first, second or third annual meeting of the shareholders of the Corporation following their election or when their successors are elected. The term of a director who is elected for a term that is not expressly otherwise stated shall expire at the close of the first annual meeting of the shareholders of the Corporation following his election or when his successor is elected. The incumbent directors shall continue in office until their successors are elected, unless their terms are earlier terminated. A director shall cease to hold office when he dies, resigns, is removed from the board or ceases to be qualified to be a director under the Act or when his successor is elected.

Section 3.05    Resignation

        A director may resign by delivering or sending his resignation in writing to the Corporation and such resignation shall be effective when it is received by the Corporation or at such time as may be specified in the resignation, whichever is later.

Section 3.06    Removal

        Subject to the Act, the shareholders of the Corporation entitled to elect a director may, by resolution at a meeting of the shareholders of the Corporation remove such director and may at the same meeting fill the vacancy created by such removal, failing which the vacancy may be filled by the remaining directors if a quorum of the directors remains in office.

Section 3.07    Statements

        A director who resigns or who learns of a meeting of the shareholders of the Corporation called for the purpose of removing him as a director or a meeting of the shareholders of the Corporation or of the directors at which another person is to be elected or appointed a director in his place may submit to the Corporation a written statement giving the reason or reasons for his resignation or the reasons why he opposes the proposed action. The secretary or another officer of the Corporation shall send, or cause to be sent, a copy of such statement to every shareholder of the Corporation entitled to receive notice of meetings of shareholders of the Corporation and, if required by the Act, to the Director, unless the statement is included or attached to a management proxy circular required by the Act.

Section 3.08    Vacancies

        Notwithstanding vacancies but subject to the Act, the remaining directors may exercise all of the powers of the directors as long as a quorum of the directors remains in office. Subject to the articles of the Corporation, any vacancy in the directors among directors whose election is not the exclusive right of the holders of any class or series of shares of the Corporation may be filled for the remainder of the unexpired term by:

  (a)
  the shareholders of the Corporation at a special meeting of the shareholders of the Corporation called for that purpose; or

  (b)
  the remaining directors, unless (i) there is no quorum of the directors, (ii) the vacancy results from a failure to elect the number of directors required to be elected at any meeting of shareholders, (iii) the vacancy results from an increase in the number or maximum number of directors fixed by the articles of the Corporation, or (iv) the articles of the Corporation provide that the directors may determine the number of directors within the range provided for in the articles of the Corporation and the number of directors in office after the filling of the vacancy would be greater than one and one-third times the number of directors required to be elected at the last annual meeting of the shareholders of the Corporation; in any of which events the directors then in office shall forthwith call a special meeting of the shareholders of the Corporation to fill the vacancy and, if they fail to call such a meeting or if there are no directors then in office, the meeting may be called by any shareholder of the Corporation.

Section 3.09    Place and Calling of Meetings

        Meetings of the directors shall be held from time to time at such places within or outside Canada (or by such communications facilities as are permitted by the Act) on such days and at such times as the chairman of the board, the managing director, the president if a director, any vice-president who is a director, any two directors or any other officer designated by the directors may determine from time to time, and the secretary or another officer of the Corporation shall give notice of any such meeting when directed by the person calling the meeting.

Section 3.10    Notice

        Notice of the time and of the place or manner of participation for every meeting of the directors shall be sent to each director not less than 24 hours (excluding Saturdays and holidays) before the time of the meeting; provided always that a director may in any manner and at any time waive notice of a meeting of the directors and attendance of a director at a meeting of the directors shall constitute a waiver of notice of the meeting except when the director attends the meeting for the express purpose of objecting to the transaction of any business thereat on the grounds that the meeting is not lawfully called and provided further that meetings of directors may be held at any time without notice if all of the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business thereat on the grounds that the meeting is not lawfully called) or if all of the absent directors waive notice thereof either before or after the date of such meeting. A meeting of the directors may resume without further notice following an adjournment if the time and place for resuming the meeting are announced at the meeting prior to the adjournment. Reference is made to article ten of this by-law.

Section 3.11    Regular Meetings

        The directors may appoint a day or days in any month or months for regular meetings of the directors to be held at a place or by communications facilities and at an hour to be named. A copy of any resolution of the directors fixing the time and place or manner of participation for such regular meetings shall be sent to each director forthwith after being passed and to each director elected or appointed thereafter, but no other notice shall be required for any such regular meeting of the directors.

Section 3.12    Canadian Presence

        No business, other than the filling of a vacancy among the directors, shall be transacted at a meeting of the directors unless 25 per cent of the directors present are resident Canadians, except as permitted by the Act or where a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facilities the business transacted at the meeting and the required number of resident Canadian directors would have been present had that director been present at the meeting.

Section 3.13    Meetings by Telephonic, Electronic or Other Communication Facility

        If all of the directors present at or participating in the meeting consent (which consent may be given at any time, either before or after the meeting, and either in writing or verbally), a meeting of the directors or any committee thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and each director participating in such a meeting by such means shall be deemed to be present at the meeting.

Section 3.14    Chairman

        The chairman of the board or, if there is more than one chairman of the board, any of the co-chairmen of the board or, in his or their absence, the managing director or, in his absence, the president if a director or, in the absence of all of them or in the event that the directors otherwise so determine, such director as is designated by the directors, shall be the chairman of any meeting of the directors. If no such person is present, the directors present shall choose one of them to be the chairman of the meeting.

Section 3.15    Voting

        At all meetings of the directors every matter shall be decided by a majority of the votes cast on the matter. In case of an equality of votes, the chairman of the meeting shall not be entitled to a casting vote.

Section 3.16    Signed Resolutions

        Notwithstanding any provision of this by-law, but subject to the Act, when there is a quorum of directors in office, a resolution in writing signed by all of the directors entitled to vote thereon at a meeting of the directors or of any committee thereof is as valid as if passed at a meeting. Any such resolution may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

Section 3.17    Remuneration

        Directors may be paid such remuneration for acting as directors and such amounts in respect of their out-of-pocket expenses incurred in performing their duties as the directors may determine from time to time. The directors may also award special remuneration to any director undertaking any special services on behalf of the directors or the Corporation other than services ordinarily required of a director. Any remuneration or expenses so payable shall be in addition to any other amount payable to any director acting in another capacity.

ARTICLE FOUR

COMMITTEES OF THE DIRECTORS

Section 4.01    Audit Committee

        The board may, and when required by the Act shall, appoint an audit committee composed of such number of directors, being not less than three, as the board may determine from time to time. If required by the Act, at least 25 per cent of the members of the audit committee shall be resident Canadians and a majority of the members of the audit committee shall not be officers or employees of the Corporation or of any affiliate of the Corporation. The audit committee shall review the financial statements of the Corporation and report thereon to the directors before such financial statements are approved by the directors as required by the Act, and may exercise any other powers lawfully delegated to such committee by the directors.

Section 4.02    Other Committees

        In addition to the audit committee, the board may, from time to time, appoint directors to one or more committees which, if required by the Act, shall be constituted by members at least 25 per cent of which are resident Canadians. Each committee may exercise those powers lawfully delegated to such committee by the directors or as provided by the Act.

Section 4.03    Procedure

        The members of each committee shall hold office while directors at the pleasure of the directors or until their successors shall have been appointed. The board may fill any vacancy in a committee from among the directors. Unless otherwise determined by the directors, the members of each committee may fix the quorum for, elect the chairman of, and adopt rules to regulate the proceedings of, such committee. Subject to the foregoing, the proceedings of each committee shall be governed by the provisions of this by-law which govern proceedings of the directors so far as such provisions can apply except that a meeting of a committee may be called by any member thereof (or by any member or the auditor in the case of the audit committee), notice of any such meeting shall be given to each member of the committee (or each member and the auditor in the case of the audit committee) and the meeting shall be chaired by the chairman of the committee or, in his absence, some other member of the committee. Each committee shall keep records of the proceedings of such committee and shall report all such proceedings to the board in a timely manner.

ARTICLE FIVE

OFFICERS

Section 5.01    Appointment of Officers

        From time to time the directors may appoint a chairman of the board, one or more co-chairmen of the board, a vice-chairman of the board, a managing director who shall be a resident Canadian, a president, a chief executive officer, a chief operating officer, a chief financial officer, one or more vice-presidents (to which title may be added words indicating seniority or function), one or more general managers (to which title may be added words indicating seniority or function), a secretary, a treasurer, a controller and such other officers as the directors may determine from time to time, including one or more assistants to any of the officers so appointed. One person may hold more than one office.

Section 5.02    Appointment of Non-Officers

        The directors may also appoint other persons to serve the Corporation in such other positions and with such titles, powers and duties as the directors may determine from time to time.

Section 5.03    Terms of Employment

        The directors may settle from time to time the terms of employment of the officers and other persons appointed by the directors and may remove at the pleasure of the directors any such person without prejudice to his rights, if any, to compensation under any employment contract. Otherwise, each such officer and person shall hold his office or position until he resigns or ceases to be qualified to hold his office or position or until his successor is appointed.

Section 5.04    Powers and Duties of Officers

        The directors may from time to time specify the duties of each officer, delegate to such officer the power to manage any business or affairs of the Corporation (including the power to sub-delegate) and change such duties and power all insofar as not prohibited by the Act. To the extent not otherwise so specified or delegated, and subject to the Act, the duties and powers of the officers of the Corporation shall be those usually pertaining to their respective offices.

Section 5.05    Agents and Attorneys

        The directors or any officer of the Corporation designated by the directors may from time to time appoint agents or attorneys for the Corporation within or outside of Canada with such lawful powers (including the power to sub-delegate) as may be thought appropriate.

Section 5.06    Incentive Plans

        For the purpose of enabling the directors, officers and employees of the Corporation and affiliates of the Corporation to participate in the growth of the business of the Corporation and to provide an effective incentive to such directors officers and employees, the directors may establish such plans (including share option plans, share purchase plans, share bonus plans, deferred share plans and other share incentive plans) and make such rules and regulations with respect thereto, and make such changes in such plans, rules and regulations, as the directors may deem advisable from time to time. From time to time the directors (or if provided by the plan a committee of the directors) may designate the directors, officers and employees of the Corporation and affiliates of the Corporation entitled to participate in any such plan. For the purposes of any such plan, but subject to the provisions of the plan, the Corporation may provide such financial assistance by means of a loan guarantee or otherwise to directors, officers and employees of the Corporation or of the affiliates of the Corporation as is permitted by the Act.

ARTICLE SIX

CONDUCT OF DIRECTORS AND OFFICERS AND INDEMNITY

Section 6.01    Standard of Care

        Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Section 6.02    Disclosure of Interest

        A director or officer of the Corporation who is a party to, is a director or officer of, or has a material interest in, another person who is a party to, a material contract or transaction (in either case a "Conflict of Interest Transaction"), whether proposed or made, with the Corporation shall, in accordance with the Act, disclose in writing to the Corporation or request to have entered in the minutes of meetings of the directors or of meetings of committees of directors, the nature and extent of his interest in the Conflict of Interest Transaction. Except as permitted by the Act, a director so interested shall not vote on any motion to approve the Conflict of Interest Transaction. A general notice to the directors by a director or officer of the Corporation declaring that he is a director or officer of, or has a material interest in, a person and is to be regarded as interested in any contract made or transaction entered into with that person is a sufficient disclosure of interest in relation to any Conflict of Interest Transaction with that person.

Section 6.03    Effect of Disclosure

        Where the Corporation enters into a Conflict of Interest Transaction, a director or officer is not accountable to the Corporation or the shareholders of the Corporation for any profit or gain realized from the Conflict of Interest Transaction and the Conflict of Interest Transaction is neither void nor voidable, by reason only of that relationship (or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the Conflict of Interest Transaction), if the director or officer disclosed his interest therein in the manner prescribed by the Act, the directors approved the Conflict of Interest Transaction and the Conflict of Interest Transaction was reasonable and fair to the Corporation at the time it was approved. Notwithstanding the foregoing, a director or officer of the Corporation, acting honestly and in good faith, is not accountable to the Corporation or to the shareholders of the Corporation for any profit or gain realized from any Conflict of Interest Transaction and the Conflict of Interest Transaction is not void or voidable by reason only of the interest of the director or officer of the Corporation therein, if (a) the Conflict of Interest Transaction was approved or confirmed by special resolution at a meeting of the shareholders of the Corporation, (b) disclosure of the interest of the director or officer of the Corporation in the Conflict of Interest Transaction was made to the shareholders of the Corporation in a manner sufficient to indicate its nature before the Conflict of Interest Transaction was approved or confirmed, and (c) the Conflict of Interest Transaction was reasonable and fair to the Corporation at the time it was approved or confirmed. Nothing in this section 6.03 shall be construed as an affirmative statement that, in any particular situation or situations, a director or officer of the Corporation shall be accountable to the Corporation or the shareholders of the Corporation for any profit or gain realized from a Conflict of Interest Transaction or that a Conflict of Interest Transaction is void or voidable due to a failure of the officer or director to comply with the procedures set forth in this section 6.03.

Section 6.04    Indemnity

        Subject to the limitations contained in the Act, the Corporation shall indemnify and hold harmless a director or officer, a former director or officer, or an individual who acts or acted at the request of the Corporation as a director or officer or in a similar capacity of another entity, and each of their respective heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is made a party by reason of being or having been a director or officer of the Corporation or at the request of the Corporation as a director or officer, or in similar capacity, of another entity, if:

  (a)
  such individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which such individual acted as director or officer, or in a similar capacity, at the request of the Corporation; and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his conduct was lawful.

        The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of any proceeding referred to in this section 6.04 of this by-law. The individual shall repay the moneys to the Corporation if the individual does not fulfill the relevant conditions specified in the Act. The Corporation shall also indemnify such individual in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.05    Limitation of Liability

        So long as he acted honestly and in good faith with a view to the best interests of the Corporation, no individual referred to in section 6.04 of this by-law (including to the extent it is then applicable, any employees referred to therein) shall be liable for any damage, loss, cost or liability sustained or incurred by the Corporation or any other entity, except where specifically required by the Act.

Section 6.06    Insurance

        Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any individual referred to in section 6.04 of this by-law.

Section 6.07    Approval

        The directors may submit any contract or transaction for authorization, approval, ratification or confirmation at any meeting of shareholders and, subject to the Act, any such contract or transaction that is authorized, approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the articles or any other by-law of the Corporation) shall be as valid and as binding upon the Corporation and upon all of the shareholders of the Corporation as though such contract or transaction had been authorized, approved, ratified or confirmed by each and every shareholder of the Corporation.

ARTICLE SEVEN

SHARES

Section 7.01    Issue

        Subject to the articles of the Corporation, the directors may issue all or from time to time any shares which the Corporation is then authorized to issue to such persons and for such consideration as the directors shall determine. No share of the Corporation shall be issued until the Corporation has received the requisite consideration for such share in compliance with the Act.

Section 7.02    Commissions

        From time to time the directors may authorize the Corporation to pay a reasonable commission to any person in consideration of the purchase, or agreement to purchase, shares of the Corporation from the Corporation or from any other person or in consideration of the procurement or agreement to procure purchasers for any such shares.

Section 7.03    Share Certificates

        Every shareholder of the Corporation is entitled to a share certificate that complies with the Act and states the number, class and series, if any, designation, of shares of the Corporation held by such shareholder as appears on the records of the Corporation or a non-transferable written acknowledgement of the right thereof to obtain such a share certificate. However, the Corporation is not bound to issue more than one share certificate or acknowledgement in respect of shares of the Corporation held jointly by several persons and delivery of such share certificate or acknowledgement to one of such persons is sufficient delivery to all of them.

Share certificates and acknowledgements shall be in such form as the directors shall approve from time to time and, unless otherwise ordered by the directors, shall be signed in accordance with section 2.04 of this by-law and need not be under the corporate seal of the Corporation. However, share certificates representing shares of the Corporation in respect of which a transfer agent has been appointed shall be signed in accordance with the Act by or on behalf of such transfer agent and other share certificates shall be signed in accordance with the Act by at least one signing officer. A share certificate containing the signature of a person which is printed, engraved, lithographed or otherwise mechanically reproduced thereon may be issued notwithstanding that such person has ceased to be a director or an officer, as the case may be, of the Corporation and shall be as valid as if such person were still a director or an officer, as the case may be, of the Corporation at the date of issue.

Section 7.04    Replacement of Share Certificates

        The directors, or if designated by the directors, the secretary of the Corporation, may prescribe either generally or in a particular case the conditions, in addition to those provided in the Act, upon which a new share certificate may be issued in place of any share certificate which is claimed to have been lost, destroyed or wrongfully taken, or which has become defaced.

Section 7.05    Transfer Agent

        From time to time the directors may appoint or remove a transfer agent to keep the securities register and the register of transfers, one or more persons or agents to keep branch registers, and a registrar to maintain a record, of issued security certificates and warrants of the Corporation. Subject to the Act, one person may be appointed for purposes of the foregoing in respect of all securities and warrants of the Corporation or in respect of any class or series thereof. In the event of any such appointment in respect of shares (or shares of any class or any series) of the Corporation, all share certificates issued by the Corporation in respect of such shares (or the shares of such class or series) of the Corporation shall be countersigned by or on behalf of one of the transfer agents or branch transfer agents and by or on behalf of one of the registrars or branch registrars, if any.

Section 7.06    Securities Registers

        The securities register and the register of transfers of the Corporation shall be kept at the registered office of the Corporation or at such other office or place in Canada as may from time to time be designated by the directors and a branch register or branch register of transfers may be kept at such office or offices of the Corporation or other place or places, either within or outside Canada, as may from time to time be designated by the directors. Such register or registers shall comply with the Act.

Section 7.07    Registration of Transfer

        No transfer of any shares of the Corporation need be recorded in the register of transfers except upon presentation of the share certificate representing such shares endorsed by the appropriate person in accordance with the Act, together with reasonable assurance that the endorsement is genuine and effective, and upon compliance with such restrictions on transfer, if any, as are contained in the articles of the Corporation.

Section 7.08    Dealings with Registered Shareholder

        Subject to the Act, the Corporation may treat the registered owner of a share of the Corporation as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of such share and otherwise to exercise all of the rights and powers of the holder of such share. The Corporation may, however, and where required by the Act shall, treat as the registered shareholder any executor, administrator, heir, legal representative, guardian, committee, trustee, curator, tutor, liquidator or trustee in bankruptcy who furnishes appropriate evidence to the Corporation establishing his authority to exercise the rights relating to a share of the Corporation.

ARTICLE EIGHT

DIVIDENDS AND RIGHTS

Section 8.01    Dividends

        Subject to the Act and the articles of the Corporation, the directors may from time to time declare dividends payable to the shareholders of the Corporation according to their rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire any such shares. The directors shall determine the value of any such property, shares, options or rights and such determination shall be conclusive evidence of the value thereof.

Section 8.02    Dividend Cheques

        A dividend payable to any shareholder of the Corporation in money may be paid by cheque payable to, or to the order of, the shareholder and shall be mailed to the shareholder by prepaid mail addressed to the recorded address thereof unless such shareholder otherwise directs the Corporation in writing. In the case of joint shareholders the cheque shall be made payable to, or to the order of, all of them, unless such joint shareholders otherwise direct the Corporation in writing. The mailing of a cheque as aforesaid, unless not paid on presentation, shall discharge the liability of the Corporation for the dividend to the extent of the amount of the cheque plus the amount of any tax thereon which the Corporation has properly withheld. If any dividend cheque so sent is not received by the payee thereof, the Corporation shall issue to such payee a replacement cheque for a like amount on such reasonable terms as to indemnity, reimbursement of expenses and evidence of non-receipt and title as the directors or any person designated by the directors may require.

Section 8.03    Record Date for Dividends and Rights

        The directors may fix in advance a date, preceding by not more than 60 days the date for the payment of any dividend or the making of any distribution or for the issue of any warrant or other evidence of a right to acquire securities of the Corporation, as the record date for the determination of the persons entitled to receive payment of such dividend or distribution or to receive such right. In every such case only the persons who are holders of record of the applicable shares at the close of business on the date so fixed shall be entitled to receive payment of such dividend or distribution or to receive such right. Notice of any such record date fixed by the directors shall be given as and when required by the Act. Where no such record date is fixed by the directors, the record date for the determination of the persons entitled to receive payment of such dividend or distribution or to receive such right shall be the close of business on the day on which the directors pass the resolution relating thereto.

ARTICLE NINE

MEETINGS OF SHAREHOLDERS

Section 9.01    Annual Meeting

        The annual meeting of the shareholders of the Corporation shall be held on such day and at such time as the directors may, subject to the Act, determine from time to time for the purpose of transacting such business as may properly be brought before the meeting.

Section 9.02    Special Meeting

        From time to time the directors may call a special meeting of the shareholders of the Corporation to be held on such day, at such time and for such purpose as the directors may determine. Any special meeting of the shareholders of the Corporation may be held concurrent with an annual meeting of the shareholders of the Corporation.

Section 9.03    Place of Meetings

        Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is located, or at such other place within Canada as the directors may determine from time to time.

Section 9.04    Record Date

        The directors may fix in advance a record date, preceding the date of any meeting of the shareholders of the Corporation by not more than 60 days nor less than 21 days, for the determination of the shareholders of the Corporation entitled to notice of the meeting, and where no such record date for notice of the meeting is fixed by the directors, the record date for notice of the meeting shall be the close of business on the day immediately preceding the day on which notice of the meeting is given. Notice of any such record date fixed by the directors shall be given as and when required by the Act.

Section 9.05    Shareholder List

        For each meeting of shareholders of the Corporation there shall be prepared an alphabetical list of the shareholders entitled to receive notice of the meeting showing the number of shares entitled to be voted at the meeting and held by each such shareholder. The list shall be prepared, if a record date for such notice is fixed by the directors, not later than 10 days thereafter, if no record date for such meeting is fixed by the directors, at the close of business on the day immediately preceding the day on which notice of the meeting is given, and if no notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder of the Corporation prior to the meeting during usual business hours at the registered office of the Corporation or at the place where the securities register is kept, and at the meeting. Where a separate list is not prepared, the names of the shareholders of the Corporation entitled to receive notice of the meeting and the number of shares of the Corporation entitled to be voted thereat and held by each shareholder of the Corporation as appears in the securities register of the Corporation at the requisite time (excluding shares not entitled to be voted at the meeting), shall constitute the list prepared in accordance with this section 9.05.

Section 9.06    Notice

        Notice in writing of the time, place and purpose for holding each meeting of the shareholders of the Corporation shall be sent not less than 21 days, and not more than 60 days, before the date on which the meeting is to be held, to each director, the auditor, if any, of the Corporation and each person who on the record date for notice of the meeting appears in the securities register of the Corporation as the holder of one or more shares of the Corporation carrying the right to vote at the meeting or as the holder of one or more shares of the Corporation the holders of which are otherwise entitled to receive notice of the meeting. Notice of a meeting of the shareholders of the Corporation shall state or be accompanied by a statement of the nature of all special business to be transacted at the meeting in sufficient detail to permit the shareholder to form a reasoned judgment thereon, as well as the text of any special resolution or by-law to be submitted to the meeting. Reference is made to article 10 of this by-law.

Section 9.07    Proxy and Management Information Circular

        The secretary or another officer of the Corporation shall, concurrent with sending, or causing to be sent, notice of a meeting of shareholders, (a) send, or cause to be sent, a form of proxy and management information circular in accordance with the Act to each shareholder who is entitled to receive notice of, and is entitled to vote at, the meeting, (b) send, or cause to be sent, such management information circular to any other shareholder who is entitled to receive notice of the meeting, to any director who is not a shareholder entitled thereto and to the auditor, if any, of the Corporation, and (c) file, or cause to be filed, with any regulatory agency and all other agencies entitled thereto a copy of all documents sent to shareholders of the Corporation in connection with the meeting.

Section 9.08    Financial Statements

        Not less than 21 days before each annual meeting of the shareholders of the Corporation or before the signing of a resolution in writing in lieu thereof, the secretary or another officer of the Corporation shall send, or cause to be sent, a copy of the annual financial statements and the auditors' report, if any, thereon required by the Act to be placed before the annual meeting to each shareholder of the Corporation who has not informed the Corporation in writing that such shareholder does not wish to receive such documents. The secretary or another officer of the Corporation shall file, or cause to be filed, a copy of the annual financial statements of the Corporation with any regulatory agency and all other agencies entitled thereto as and when required.

Section 9.09    Shareholder Proposal

        Any shareholder of the Corporation entitled to vote at a meeting of shareholders may submit to the Corporation notice of any proposal that such shareholder wishes to raise at the meeting and may discuss at the meeting any matter in respect of which such shareholder would have been entitled under the Act to submit a proposal. Where so required by the Act, the management information circular prepared in respect of the meeting shall set out or be accompanied by such proposal.

Section 9.10    Persons Entitled to be Present

        The only persons entitled to attend a meeting of the shareholders of the Corporation shall be those persons entitled to notice thereof, those entitled to vote thereat and others who although not entitled to notice thereof are entitled or required under the Act or the by-laws of the Corporation to be present at the meeting. Any other person may be admitted to a meeting of the shareholders of the Corporation only on the invitation of, or with the consent of, the chairman of the meeting.

Section 9.11    Chairman, Secretary and Scrutineer

        The chairman of the board or, in his absence, any of the co-chairmen of the board, or, in their absence, the managing director or, in his absence, the president or, in the absence of all of them or in the event the directors otherwise so determine, such individual as is designated by the directors, shall be the chairman of any meeting of shareholders. If no such individual is present within 15 minutes after the time fixed for the holding of the meeting, the persons present and entitled to vote thereat shall choose one of them to be the chairman of the meeting. The secretary or another officer of the Corporation may act as secretary of the meeting. The chairman of the meeting may appoint an individual, who need not be a shareholder or officer of the Corporation, to act as secretary of the meeting. One or more scrutineers, who need not be a shareholder of the Corporation, may be appointed by the chairman of the meeting or by a resolution of the shareholders to act as scrutineer of the meeting.

Section 9.12    Quorum

        The quorum for the transaction of business at any meeting of the shareholders shall be two persons present at the opening of the meeting who are entitled to vote thereat either as shareholders or as proxy holders and holding or representing more than ten per cent of the outstanding shares of the Corporation entitling the holders thereof to vote at such meeting. If a quorum is not present within such reasonable time (determined by the chairman of the meeting) after the time fixed for the holding of the meeting, the persons present and entitled to vote thereat may adjourn the meeting to a fixed time and place.

Section 9.13    Persons Entitled to Vote

        Without prejudice to any other right to vote, every shareholder of the Corporation recorded on the shareholder list prepared in accordance with section 9.05 of this by-law is entitled, at the meeting to which the list relates, to vote the shares of the Corporation shown thereon opposite the name of such shareholder. Where two or more persons hold a share or the same shares jointly, any one of them present or represented by proxy may, in the absence of the others, vote such share or shares but, if more than one of such persons is present or represented and vote, they shall vote such share or shares together as one or not vote such shares at all.

Section 9.14    Proxies

        Shareholders of the Corporation shall be entitled to vote in person or, if the shareholder is a body corporate, association or other unincorporated entity, by a representative authorized by a resolution of the directors of such body corporate, association or other unincorporated entity. Every shareholder of the Corporation, including a shareholder that is a body corporate, association or other unincorporated entity, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or alternate proxyholder, who need not be a shareholder of the Corporation, as the nominee thereof to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. Signatures on instruments of proxy need not be witnessed and may be printed, lithographed or otherwise reproduced thereon. The chairman of any meeting of shareholders shall determine the authenticity of all signatures on instruments of proxy, which determination shall be final and conclusive. The chairman of any meeting of shareholders, including any adjournment thereof, may also in his discretion, unless otherwise determined by resolution of the directors, accept any telecopied, telegraphed, telexed, cabled or e-mailed proxy or other communication as to the authority of anyone claiming to vote on behalf of, or to represent, a shareholder of the Corporation notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation and any votes cast in accordance with such telecopied, telegraphed, telexed, cabled or e-mailed proxy or other communication accepted by the chairman shall be valid and any votes cast in accordance therewith shall be counted. An instrument of proxy may be signed and delivered in blank and filled in afterwards by the chairman of the board, the president, the secretary or any assistant-secretary of the Corporation or by any other person designated by the directors. It shall not be necessary for an instrument of proxy to be dated or to have inserted therein the number of shares of the Corporation owned by the appointor thereunder. The directors may, at the expense of the Corporation, send out an instrument of proxy in which certain directors or officers of the Corporation or other persons are named, which may be accompanied by stamped envelopes for the return of such instruments of proxy, even if the directors so named vote the proxies in favour of their own election as directors. The directors may specify in the notice calling a meeting of the shareholders of the Corporation a time, not exceeding 48 hours (excluding Saturdays and holidays) preceding the time fixed for the meeting or any adjournment thereof, before which proxies must be deposited with the Corporation or an agent thereof. Unless otherwise determined by the chairman of the meeting, an instrument of proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, where no such time is specified in such notice, if it has been received by the secretary or another officer of the Corporation or the chairman of the meeting or any adjournment thereof before the time of voting on the particular matter. An instrument of proxy shall cease to be valid one year from the date thereof.

Section 9.15    Revocation of Proxies

        In addition to revocation in any other manner permitted by law, an instrument of proxy may be revoked by an instrument in writing signed in the same manner as an instrument of proxy may be signed and deposited either at the registered office of the Corporation at any time up to and including the last day (excluding Saturdays and holidays) preceding the date of the meeting of shareholders or any adjournment thereof at which the instrument of proxy is to be used or with the chairman of such meeting or any adjournment thereof before the time of voting on the particular matter.

Section 9.16    Voting

        At each meeting of the shareholders of the Corporation every matter proposed for consideration by the shareholders of the Corporation shall be decided by a majority of the votes cast thereon, unless otherwise required by the Act, the articles or by-laws of the Corporation. In case of an equality of votes, the chairman of the meeting shall not be entitled to a casting vote. Every matter submitted to a meeting of shareholders may be decided either by a show of hands or by ballot.

Section 9.17    Show of Hands

        At each meeting of shareholders voting shall be by a show of hands unless a ballot is required by the Act or is required or demanded as hereinafter provided. Upon a show of hands every person present and entitled to vote on the motion shall have one vote. Whenever a vote by show of hands has been taken upon a matter, unless a ballot thereon is so required or demanded and such requirement or demand is not withdrawn, a declaration by the chairman of the meeting that the vote upon the matter was carried or carried by a particular majority or not carried or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be prima facie evidence of the result of the vote without proof of the number or percentage of votes cast for or against the matter.

Section 9.18    Ballots

        On any matter proposed for consideration at a meeting of shareholders a ballot may be required by the chairman of the meeting or demanded by any person present and entitled to vote thereon, either before any vote by show of hands or after any vote by show of hands and prior to the declaration of the result of the vote by show of hands by the chairman of the meeting. If a ballot is so required or demanded and such requirement or demand is not withdrawn, a ballot upon the matter shall be taken in such manner as the chairman of the meeting shall direct. Subject to the articles of the Corporation, upon a ballot each person present shall be entitled to the number of votes specified in the articles of the Corporation in respect of each share of the Corporation which such person is entitled to vote at the meeting on the particular matter.

Section 9.19    Termination, Adjournment and Postponement

        The chairman of a meeting of shareholders may terminate the meeting following the conclusion of all business which may properly come before the meeting. A meeting of shareholders may be adjourned only upon the affirmative vote of a majority of the votes cast in respect of the shares present or represented in person or by proxy at the meeting. Any business may be brought before or dealt with at any adjourned meeting which may have been brought up or dealt with at the original meeting. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days, it is not necessary to give notice of the resumption of the meeting if the time and place for resuming the meeting are announced at the meeting which is adjourned. The directors may postpone any meeting of shareholders previously called by the directors. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the resumption of the meeting shall be given in accordance with the Act.

Section 9.20    Procedure at Meetings

        The chairman of any meeting of shareholders shall determine the procedure thereat in all respects and his decision on all matters or things, including but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instrument of proxy or ballot, shall be conclusive and binding upon all of the shareholders of the Corporation, except as otherwise specifically provided in the by-laws of the Corporation.

Section 9.21    One-Shareholder Meeting

        Where all of the outstanding shares of any class or series of shares of the Corporation are held by one shareholder, that shareholder present in person or by proxyholder or by authorized representative shall constitute a meeting of the holders of that class or series of shares of the Corporation.

Section 9.22    Meetings by Telephonic, Electronic or Other Communication Facility

        Meetings of shareholders may be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting if so determined by the directors or by the shareholders who called the particular meeting of shareholders. Any person entitled to attend a meeting of shareholders may participate in such a meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other if the Corporation makes available such a communication facility and any person participating in a meeting by such means shall be deemed to be present at the meeting. Any vote at such a meeting may, but is not required to, be held entirely by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

Section 9.23    Signed Resolutions

        Subject to the Act, a resolution in writing signed by all of the shareholders of the Corporation entitled to vote thereon at a meeting of shareholders is as valid as if passed at a meeting and a resolution in writing dealing with all of the matters required by the Act to be dealt with at a meeting of shareholders and signed by all of the shareholders of the Corporation entitled to vote thereat satisfies all of the requirements of the Act relating to that meeting. Any such resolution may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

ARTICLE TEN

NOTICES

Section 10.01    Notices to Shareholders and Directors

        Any notice or document required or permitted to be sent by the Corporation to a director or shareholder of the Corporation may be mailed by prepaid mail in a sealed or unsealed envelope addressed to, or may be delivered personally to, such person at the last address thereof recorded in the records of the Corporation, or may be sent by any other manner permitted under the Act. If so mailed, the notice or document shall be deemed to have been received by the addressee on the fifth day after mailing, if notices or documents so mailed to a shareholder are returned on two consecutive occasions because such shareholder cannot be found, the Corporation need not send, or cause to be sent, any further notices or documents to such shareholder until such shareholder informs the Corporation in writing of the new address. If the address of any shareholder of the Corporation does not appear in the records of the Corporation, then any notice or document may be mailed to such address as the person sending the notice or document may consider to be the most likely address at which such notice or document will promptly reach such shareholder.

Section 10.02    Notices to Others

        Any notice or document required or permitted to be sent by the Corporation to any person other than a director or shareholder of the Corporation may be delivered personally to such person, addressed to such person and delivered to the last address thereof recorded in the records of the Corporation, mailed by prepaid mail in a sealed or unsealed envelope addressed to such person at the address thereof recorded in the records of the Corporation, or addressed to such person and sent to the last address thereof recorded in the records of the Corporation by telecopier, telegram, telex, cable, e-mail or any other means of legible communication then in business use in Canada. A notice or document so mailed or sent shall be deemed to have been received by the addressee when deposited in a post office or public letter box, if mailed, or when transmitted by the Corporation on its equipment or delivered to the appropriate communication agency or its representative for dispatch, as the case may be, if sent by telecopier, telegram, telex, cable, e-mail or other means of legible communication.

Section 10.03    Changes in Recorded Address

        The secretary or any other officer of the Corporation may change the address recorded in the records of the Corporation of any person in accordance with any information such person believes to be reliable.

Section 10.04    Computation of Days

        In computing any period of days under the by-laws of the Corporation or the Act, the period shall be deemed to commence on the day following the event that begins the period and shall be deemed to end at midnight on the last day of the period except that if the last day of the period falls on a Saturday or a holiday, the period shall end at midnight of the first day next following such day that is not a Saturday or a holiday.

Section 10.05    Omissions and Errors

        The accidental omission to give any notice to any person, or the non-receipt of any notice by any person or any immaterial error in any notice, shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 10.06    Unregistered Shareholders

        Subject to the Act, every person who becomes entitled to any security of the Corporation shall be bound by every notice in respect of such security which was given to any previous holder thereof prior to the name and address of such person being entered on the securities register of the Corporation.

Section 10.07    Waiver of Notice

        Any person entitled to attend a meeting of shareholders or a meeting of the directors or a committee thereof may in any manner and at any time waive notice thereof, and attendance of any shareholder or the proxyholder or authorized representative thereof or of any other person at any meeting is a waiver of notice thereof by such shareholder or other person except where the attendance is for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. In addition, where any notice or document is required to be given under the articles or by-laws of the Corporation or the Act, the notice may be waived or the time for sending the notice or document may be waived or abridged at any time with the consent in writing of the person entitled thereto. Any meeting may be held without notice or on shorter notice than that provided for in the by-laws of the Corporation if all persons not receiving the notice to which they are entitled waive notice of or accept short notice of the holding of such meeting.

ARTICLE ELEVEN

DIVISIONS

Section 11.01    Authority to Create Divisions

        The directors may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions based upon character or type of operation, geographical territory, product, method of distribution, type of product or products manufactured or distributed or upon such other basis of division as the directors may determine from time to time. In particular, the directors may authorize:

  (a)
  the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions or sub-units; and

  (b)
  the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation.

Section 11.02    Designation and Appointment of Divisional Officers

        The directors may, by resolution, designate and appoint divisional officers assigned to a particular division or a sub-unit of that division provided that any such divisional officer shall not, as such, be an officer of the Corporation. Such appointed divisional officers shall be subject to removal by resolution of the directors at any time with or without cause, without prejudice to the rights of such person under any employment contract or in law. For certainty, the removal of a divisional officer from his position as a divisional officer shall not of itself constitute a termination of the employment of that person with the Corporation.

Section 11.03    Duties and Authority of Divisional Officers

        The duties, responsibilities, limitations and remuneration of each divisional officer shall be such as are determined from time to time by the directors or by the person or persons or committee or committees designated by the directors as having responsibility for the division to which such divisional officer has been appointed. The authority of each such divisional officer shall, however, be limited to acts and transactions relating only to the business and operations which such division is authorized to transact and perform, provided, however, that if the same person is also an officer of the Corporation, the foregoing shall not limit the authority of such person in his capacity as an officer of the Corporation.

ARTICLE TWELVE

EFFECTIVE DATE

Section 12.01    Effective Date

        This by-law shall come into force on the date of the resolution of the directors making this by-law a by-law of the Corporation.

Section 12.02    Repeal

        All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operations of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the directors or a committee of the directors with continuing effect passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

SCHEDULE F

RBC Dominion Securities Inc. PO Box 50 Royal Bank Plaza Toronto, Ontario M5J 2W7 Telephone: (416) 842-2000

November 4, 2004

The Special Committee of the Board of Directors of IAMGold Corporation
and
The Board of Directors of IAMGold Corporation
220 Bay Street, 5th Flr.
Toronto, ON M5J 2W4

To the Special Committee and the Board:

        RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that on August 11, 2004 IAMGoId Corporation ("IAMGold" or the "Company") and Gold Fields Limited ("Gold Fields") announced a proposed transaction whereby the Company would acquire (the "Transaction") the assets of Gold Fields located outside of the Southern African Development Community including Gold Fields' interests in the Tarkwa and Damang mines in Ghana, the St. Ives and Agnew mines in Australia, the Arctic Platinum project in Finland, the Cerro Corona project in Peru (subject to the completion of Gold Fields' acquisition thereof), and certain other development properties (the "GFI Assets"). RBC understands that the terms of the Transaction provide that Gold Fields will receive 351,690,218 common shares of IAMGold ("IAMGold Shares"), which will equate to approximately 70% of the outstanding IAMGold Shares at the closing of the Transaction, subject to adjustment based on the total cash contributed by Gold Fields to the ongoing capital expenditure programs of the GFI Assets from and after June 24, 2004 through closing of the Transaction. Holders of IAMGold Shares ("IAMGold Shareholders") will receive a $0.50 per share special dividend prior to the closing of Transaction. RBC further understands that IAMGold will be renamed Gold Fields International Limited upon the closing of the Transaction. The terms of the Transaction are more fully described in the purchase agreement dated September 30, 2004 (the "Purchase Agreement") entered into by IAMGold and Gold Fields in connection with the Transaction, and will also be described in a joint management information circular (the "Circular") which will be mailed to IAMGold Shareholders and holders of Gold Field common shares in connection with the Transaction.

        RBC further understands that a committee (the "Special Committee") of the board of directors (the "Board") of the Company has been constituted to consider the Transaction and to make recommendations thereon to the Board. The Special Committee has retained RBC to provide advice and assistance to the Special Committee in evaluating the Transaction, including the preparation and delivery to the Special Committee and the Board of RBC's opinion as to the fairness of the consideration under the Transaction from a financial point of view to IAMGold (the "Fairness Opinion"). RBC has not prepared a valuation of the Company, Gold Fields, the GFI Assets or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

        RBC was originally engaged by the Board pursuant to an agreement between the Company and RBC dated March 22, 2004 in respect of a proposed transaction between IAMGold and Wheaton River Minerals Ltd. (the "Arrangement") and, on April 28, 2004, RBC delivered to the Board RBC's opinion that the consideration under the Arrangement was fair from a financial point of view to the Company. RBC was previously engaged by the Special Committee pursuant to an agreement between the Company and RBC dated June 14, 2004 in respect of an offer by Golden Star Resources Limited ("Golden Star") to purchase all of the outstanding IAMGold Shares (the "Original Offer") and, on June 23, 2004, RBC delivered to the Special Committee and the Board RBC's opinion that the consideration under the Original Offer was inadequate from a financial point of view to IAMGold Shareholders and that the consideration under the Arrangement was fair from a financial point of view to the Company. RBC was also previously engaged by the Special Committee pursuant to an agreement between the Company and RBC dated July 7, 2004 in respect of an amended offer by Golden Star (the "Amended Offer") and, on July 8, 2004, RBC delivered to the Special Committee and the Board RBC's opinion that the consideration under the Amended Offer was inadequate from a financial point of view to IAMGold Shareholders. RBC was engaged by the Special Committee pursuant to an agreement between the Company and RBC (the "Engagement Agreement") dated July 8, 2004. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services under the Engagement Agreement, including fees that are contingent on the completion of the Transaction or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province and territory of Canada and in the United States.

        RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Gold Fields or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Gold Fields or the Transaction.

Credentials of RBC Capital Markets

        RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

        In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.
the letter of intent between IAMGold and Gold Fields dated August 11, 2004;

2.
the Purchase Agreement, including the schedules thereto which include drafts of the: (i) anti-dilution agreement between Gold Fields International Limited and Gold Fields; (ii) registration rights agreement between Gold Fields International Limited and Gold Fields; and (iii) the relationship agreement between Gold Fields International Limited and Gold Fields;

3.
the most recent draft dated November 2, 2004 of the management information circular of IAMGold relating to the Transaction;

4.
audited consolidated financial statements of the Company for each of the five years ended December 31, 2003;

5.
unaudited consolidated financial statements of the Company for the six months ended June 30, 2004;

6.
audited, consolidated financial statements of Gold Fields for each of the five years ended June 30, 2004;

7.
unaudited consolidated financial statements of Gold Fields for the three months ended September 30, 2004;

8.
annual reports of the Company for each of the two years ended December 31, 2004;

9.
annual reports of Gold Fields for each of the two years ended June 30, 2003;

10.
the Notice of Annual Meeting of Shareholders and Management Information Circulars of the Company for each of the two years ended December 31, 2003;

11.
annual information forms of the Company for each of the two years ended December 31, 2003;

12.
historical segmented financial statements of the Company by mining operation for each of the two years ended December 31, 2003 and the six months ended June 30, 2004;

13.
historical segmented financial statements of the GFI Assets by mining operation for each of the three years ended June 30, 2004;

14.
internal life of mine management budgets and operator plans of the Company and the GFI Assets segmented by mining operations;

15.
the audited reserve and resource estimates of the Company as at December 31, 2003;

16.
the audited reserve and resource estimates of Gold Fields as at June 30, 2004;

17.
the St. Ives Gold Mining Company Pty Ltd, St. Ives Gold Project Feasibility Study;

18.
the Agnew Gold Mining Company Pty Ltd Mineral Resources and Ore Reserves Report as at June 30, 2003;

19.
the Gold Fields Ghana Limited Tarkwa Gold Mine and Damang Mineral Resources and Ore Reserves Report as at June 30, 2003;

20.
the St. Ives Gold Mining Company Pty Ltd Mineral Resources and Ore Reserves Report as at June 30, 2003;

21.
the Cerro Corona Copper-Gold Project Definitive Feasibility Study dated May 2002, prepared by GRD Minproc Limited;

22.
the Suhanko Project Feasibility Study (Executive Summary);

23.
discussions with senior management of the Company and Gold Fields;

24.
discussions with legal counsel of the Special Committee and the Company;

25.
public information relating to the business, operations, financial performance and stock trading history of the Company, Gold Fields and other selected public companies considered by us to be relevant;

26.
public information with respect to other transactions of a comparable nature considered by us to be relevant;

27.
public information regarding the mining and metals industry;

28.
representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

29.
such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

        RBC has not, to the best of its knowledge, been denied access by the Company or Gold Fields to any information requested by RBC. RBC requested but was not provided with a certificate of representation executed by senior officers of Gold Fields as to the completeness and accuracy of the information upon which the Fairness Opinion is based. Gold Fields informed RBC that it is the policy of Gold Fields not to deliver certificates to financial advisors. In keeping with its policy, Gold Fields declined to deliver such a certificate to RBC. As the auditors of the Company declined to permit RBC to rely upon information provided by them as a part of any due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of the Company and the reports of the auditors thereon.

Assumptions and Limitations

        With the Special Committee's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the information (financial or otherwise), data, documents, opinions, appraisals, valuations or other information and materials of whatsoever nature or kind respecting the Company, Gold Fields, their subsidiaries and the Transaction (collectively, the "Information") obtained by it from public sources, senior management of the Company or Gold Fields, as the case may be, and their consultants and advisors. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

        Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date such Information was provided to RBC by the Company, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Transaction necessary to make such Information or any statement contained therein not misleading in light of the circumstances under which such Information was provided or any statement was made; and that, (ii) since the dates on which such Information was provided to RBC by the Company, except as publicly disclosed or as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in such Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

        RBC requested but was not provided with a certificate of representation executed by senior officers of Gold Fields as to the completeness and accuracy of the information upon which the Fairness Opinion is based and, as such, the Fairness Opinion is qualified by the lack of such certificate. Gold Fields informed RBC that it is the policy of Gold Fields not to deliver certificates to financial advisors. In keeping with its policy, Gold Fields declined to deliver such a certificate to RBC.

        In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Transaction will be met.

        The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, and its respective subsidiaries and affiliates and the GFI Assets, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company and Gold Fields. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Transaction.

        The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

        RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any IAMGold Shareholder as to whether to vote in favour of the Transaction.

Fairness Analysis

Approach to Fairness

        In considering the fairness of the consideration under the Transaction from a financial point of view to the Company, RBC principally considered and relied upon: (i) a comparison of the consideration under the Transaction to the results of a net asset value analysis of the GFI Assets and the Company; (ii) a comparison of the multiples implied under the Transaction to an analysis of recent precedent transactions; (iii) a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves by the Company and the GFI Assets to the pro forma relative ownership of IAMGold by Gold Fields and IAMGold Shareholders assuming the Transaction is completed; and (iv) a comparison of the potential financial impact to IAMGold of the consideration under the Transaction to the consideration offered under alternative transactions including the Amended Offer.

Fairness Conclusion

        Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Transaction is fair from a financial point of view to IAMGold.

Yours very truly,

RBC DOMINION SECURITIES INC.

SCHEDULE G

AMENDED AND RESTATED PURCHASE AGREEMENT

BETWEEN

IAMGOLD CORPORATION

AND

GOLD FIELDS LIMITED, GOLD FIELDS GHANA HOLDINGS LIMITED and
GOLD FIELDS GUERNSEY LIMITED

MADE AS OF

SEPTEMBER 30, 2004

AMENDED AND RESTATED AS OF

NOVEMBER 4, 2004

AMENDED AND RESTATED PURCHASE AGREEMENT

        THIS AGREEMENT made as of September 30, 2004 and amended and restated as of November 4, 2004;

B E T W E E N :

        IAMGOLD CORPORATION, a corporation incorporated under the laws of Canada ("IAMGOLD")

– and –

        GOLD FIELDS LIMITED, a corporation incorporated under the laws of South Africa ("Gold Fields")

– and –

        GOLD FIELDS GHANA HOLDINGS LIMITED, a corporation incorporated under the laws of the Isle of Guernsey ("GF Ghana Holdings")

– and –

        GOLD FIELDS GUERNSEY LIMITED, a corporation incorporated under the laws of the Isle of Guernsey ("GF Guernsey")

WHEREAS:

  (a)
  Gold Fields desires to cause the Vendors to sell to IAMGOLD and/or certain of its subsidiaries and IAMGOLD desires to purchase or cause to be purchased from the Vendors all of the interests of Gold Fields in certain of its subsidiaries and other companies in which it has an interest which collectively hold all of Gold Fields' mining assets located outside the Southern African Development Community (the "Transaction"); and

  (b)
  pursuant to the Transaction, IAMGOLD will issue 351,690,218 common shares of IAMGOLD which, when issued, will represent approximately 70% of the outstanding share capital of IAMGOLD on a fully diluted basis;

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained the parties hereto covenant and agree as follows:

1.     Interpretation

  (a)
  Definitions.    In this Agreement, unless the context otherwise requires:

  (i)
  "Acquired Companies" means the Directly Acquired Companies and the Indirectly Acquired Companies collectively and "Acquired Company" means each of the Acquired Companies individually;

  (ii)
  "Anti-Dilution Agreement" means the agreement attached as Schedule E;

  (iii)
  "business day" means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada or Johannesburg, South Africa;

  (iv)
  "Directly Acquired Companies" means Orogen, the GFG Directly Held Companies and the Ghana JV Companies collectively and "Directly Acquired Company" means each of the Directly Acquired Companies individually;

  (v)
  "GFG Directly Held Companies" means the companies listed in Part 2 of Schedule A collectively;

  (vi)
  "GFLMS" means GFL Mining Services Limited, a wholly-owned subsidiary of Gold Fields incorporated under the laws of South Africa;

  (vii)
  "Ghana JV Companies" means Gold Fields Ghana Limited and Abosso Goldfields Limited collectively;

    (viii)
    "Gold Fields Disclosure Letter" means the confidential letter of even date herewith delivered by Gold Fields to IAMGOLD in a form accepted by and executed on behalf of IAMGOLD with respect to certain matters in this Agreement;

    (ix)
    "Gold Fields Group" means, without duplication, Gold Fields, GFLMS, the Vendors and the Acquired Companies collectively and "Gold Fields Group Company" means each member of the Gold Fields Group individually;

    (x)
    "IAMGOLD Convertible Securities" means options, warrants, other securities which are exercisable for, convertible into or exchangeable for and other rights to subscribe for or otherwise be issued common shares of IAMGOLD from treasury;

    (xi)
    "IAMGOLD Disclosure Letter" means the confidential letter of even date herewith delivered by IAMGOLD to Gold Fields in a form accepted by and executed on behalf of Gold Fields with respect to certain matters in this Agreement;

    (xii)
    "IAMGOLD Shareholder Resolutions" means the following resolutions to be considered at the IAMGOLD Meeting:

    A.
    a resolution to approve the issuance of the Consideration Shares in connection with the Transaction,

    B.
    if permitted by the TSX and other stock exchanges and securities regulators having jurisdiction, a resolution approving the anti-dilution rights provided for in the Anti-Dilution Agreement such that IAMGOLD shareholder approval will not be required when common shares or other IAMGOLD securities are subsequently issued from time to time to Gold Fields or its affiliates pursuant to the Anti-Dilution Agreement;

    C.
    a special resolution to change the name of IAMGOLD to "Gold Fields International Limited" or another name mutually agreed upon by Gold Fields and IAMGOLD,

    D.
    a resolution approving a new by-law which is responsive to the Canada Business Corporations Act, as amended, as agreed by IAMGOLD and Gold Fields, each acting reasonably,

    E.
    a resolution approving an amendment to or replacing the IAMGOLD Share Incentive Plan, as agreed by IAMGOLD and Gold Fields, each acting reasonably, which amendment or replacement will increase the number of common shares available for issuance thereunder to 5% of the common shares of IAMGOLD that will be outstanding immediately following completion of the Transaction, and

    F.
    a resolution appointing PricewaterhouseCoopers LLP as the auditors of IAMGOLD;

      the implementation of which resolutions may be conditional upon, but only upon, the occurrence of the Escrow Closing;

    (xiii)
    "Indirectly Acquired Companies" means the companies listed in Schedule C collectively;

    (xiv)
    "Laws" means all laws, including common law, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of (a) any federal, provincial, state, foreign or other government, (b) any other governmental entity or authority (including any securities commission or other securities regulatory authority and any court or arbitrator) having jurisdiction and (c) in respect of each of Gold Fields and IAMGOLD, the stock exchanges on which any of its securities are listed;

    (xv)
    "material adverse effect" means:

    A.
    in relation to the Acquired Companies, means a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the Acquired Companies taken as a whole, other than any effect: (a) relating to the global economy or securities markets in general; (b) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on the Acquired

        Companies taken as a whole; (c) resulting from changes in the price of gold; (d) relating to currency exchange rates; or (e) arising from the announcement or implementation of any of the Permitted Gold Fields Transactions and, for greater certainty, (A) any material decrease or proposed material decrease in Gold Fields' interest in any joint venture material to the Acquired Companies taken as a whole, whether as a result of an exercise of pre-emptive or other rights or otherwise, shall be deemed to have a material adverse effect, and (B) any event identified in the Gold Fields Disclosure Letter shall be deemed not to have a material adverse effect, and

      B.
      in relation to IAMGOLD, means a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the IAMGOLD Group taken as a whole, other than any effect: (a) relating to the global economy or securities markets in general; (b) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on the IAMGOLD Group, taken as a whole; (c) resulting from changes in the price of gold; (d) relating to currency exchange rates; (e) which is a change in the trading price of the publicly traded securities of IAMGOLD immediately following and reasonably attributable to the disclosure of the Transaction and the matters contemplated hereby; or (f) arising from the announcement or implementation of the Permitted IAMGOLD Transactions and, for greater certainty, (A) any material decrease or proposed material decrease in (i) IAMGOLD's interest in any IAMGOLD Significant Interest Company or joint venture material to IAMGOLD, (ii) IAMGOLD's entitlements pursuant to the Diavik Royalty Agreement, or (iii) IAMGOLD's entitlements by agreement, arrangement or understanding to royalties on mineral properties taken as a whole, in each case whether as a result of an exercise of purchase, pre-emptive or termination rights or otherwise, shall be deemed to have a material adverse effect, and (B) any event identified in the IAMGOLD Disclosure Letter shall be deemed not to have a material adverse effect;

    (xvi)
    "Orogen" means Orogen Holding (BVI) Limited, a corporation incorporated under the laws of the British Virgin Islands;

    (xvii)
    "Registration Rights Agreement" means the agreement attached as Schedule F;

    (xviii)
    "Relationship Agreement" means the agreement attached as Schedule G;

    (xix)
    with respect to any person, "subsidiary" means any other person in respect of which such first mentioned person possesses, directly or indirectly, the power to vote more than 50% of the outstanding voting securities of such person or otherwise direct the management or policies of such person by contract or otherwise and "subsidiaries" means all such persons collectively;

    (xx)
    "Vendors" means GF Ghana Holdings, GF Guernsey, the holders of the shares of the Directly Acquired Companies which are to be purchased pursuant to this Agreement, and the holders of the Listed Directly Acquired Interests, in each case immediately prior to the completion of the Transaction, collectively and "Vendor" means each of the Vendors individually; and

    (xxi)
    other defined terms used in this Agreement are as defined in the sections or subsections listed on Schedule D.

  (b)
  Headings.    The division of this Agreement into sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereto", "hereunder" and similar expressions refer to this agreement and not to any particular section, subsection or other portion hereof and include the Schedules hereto and any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections and Schedules are to sections, subsections and Schedules of this Agreement.

  (c)
  Extended Meanings.    In this Agreement (i) words importing the singular number only shall include the plural and vice versa, (ii) words importing the masculine gender shall include the feminine and neuter genders and vice versa, (iii) words importing persons shall include individuals, partnerships, associations, trusts, firms, unincorporated organizations, corporations, joint ventures, governments, governmental entities or authorities and any other entities of any kind or nature whatsoever and (iv) the words "including", "includes" and "included" and similar expressions shall be deemed to be followed by the phrase "without limitation".

  (d)
  Knowledge of IAMGOLD.    For the purposes of section 5, the phrase "the best knowledge and belief of IAMGOLD" means:

  (i)
  in respect of any representation and warranty concerning any IAMGOLD Group Company, the actual knowledge and belief of (i) the officers of IAMGOLD, (ii) the directors and officers of the IAMGOLD Group Companies other than IAMGOLD and (iii) any other officer or employee of the IAMGOLD Group who has direct management responsibility for the subject matter of such representation and warranty; in each case, after due inquiry, and

  (ii)
  in respect of any representation and warranty concerning any IAMGOLD Significant Interest Company, to the actual knowledge and belief of (i) the officers of IAMGOLD, (ii) any other officer or employee of the IAMGOLD Group who has direct management responsibility for IAMGOLD's interest in such IAMGOLD Significant Interest Company or the subject matter of such representation and warranty and (iii) any other person who is an officer, director or member of the management or similar committee of such IAMGOLD Significant Interest Company as a nominee of IAMGOLD, in each case after due inquiry, including inquiry of the other largest shareholder or partner of, or investor in, such IAMGOLD Significant Interest Company.

  (e)
  Knowledge of Gold Fields.    For the purposes of section 6, the phrase "the best knowledge and belief of Gold Fields' means the actual knowledge and belief of the officers of Gold Fields and any other officer or employee of the Gold Fields Group who has direct management responsibility for the subject matter of such representation and warranty, in each case, after due inquiry.

  (f)
  Currency.    Unless otherwise indicated, all references to currency herein are to lawful money of Canada.

  (g)
  Date for any Action.    If the date on which any action is required to be taken hereunder by either party is not a business day, then such action shall be required to be taken on the next succeeding day that is a business day.

  (h)
  Schedules.    The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

    Schedule A — Directly Acquired Companies
    Schedule B — Listed Directly Acquired Interests
    Schedule C — Indirectly Acquired Companies
    Schedule D — List of Defined Terms
    Schedule E — Anti-Dilution Agreement
    Schedule F — Registration Rights Agreement
    Schedule G — Relationship Agreement

2.     The Transaction and IAMGOLD Special Dividend

  (a)
  Subject to and in accordance with the terms and conditions of this Agreement, each of IAMGOLD and Gold Fields shall, and shall cause their respective subsidiaries to, implement the Transaction such that, upon completion thereof on the Completion Date, IAMGOLD and one or more wholly-owned subsidiaries of IAMGOLD, as directed by Gold Fields, will be the beneficial owners of:

  (i)
  all of the outstanding shares of Orogen, all of which shares are held as at the date hereof by GFLMS;

  (ii)
  all of the outstanding shares of the GFG Directly Held Companies which are shown in Part 2 of Schedule A as being held as at the date hereof by GF Guernsey;

    (iii)
    all of the outstanding securities of the companies listed in Schedule B (collectively, the "Listed Directly Acquired Interests") which are shown therein as being held as at the date hereof by GF Guernsey;

    (iv)
    all of the outstanding shares of the Ghana JV Companies which are shown in Part 3 of Schedule A as being held as at the date hereof by GF Ghana Holdings and all interests in intercompany loans or other advances made by GF Ghana Holdings to Gold Fields Ghana Limited (the "GF Ghana Loans"); and

    (v)
    all of the working capital (that is, cash, cash equivalents and receivables owing by trade debtors less payables owed to trade creditors) of GF Guernsey and GF Ghana Holdings as of the Completion Date;

    (collectively with the Indirectly Acquired Companies and the Listed Indirectly Acquired Interests, the "Acquired Interests").

  (b)
  Pursuant to the Transaction, IAMGOLD will issue, as of and with effect from the Completion Date, as directed by Gold Fields an aggregate of 351,690,218 fully paid and non-assessable common shares of IAMGOLD plus the number of additional fully paid and non-assessable common shares of IAMGOLD (the "Subsequent Subscription Adjustment") determined in accordance with subsection 2(c) (collectively, the "Consideration Shares").

  (c)
  The Subsequent Subscription Adjustment shall be determined by reference to the cash contributions made directly or indirectly by Gold Fields into the Acquired Companies and the Vendors from and after June 24, 2004 through to the Completion Date net of any and all dividend or other distributions made from the Acquired Companies or the Vendors to Gold Fields (directly or indirectly) in such period other than management fees and service fees paid in the ordinary course of business (the "Net Cash Subscription Amount"), provided that such Net Cash Subscription Amount shall not exceed US$50 million in the aggregate. The Subsequent Subscription Adjustment shall equal the number of additional fully paid and non-assessable common shares of IAMGOLD that results from the division of the Net Cash Subscription Amount by the volume weighted average trading price of the common shares of IAMGOLD quoted on the TSX, converted into United States Dollars at the average daily noon rate of exchange for Canadian Dollars to United States Dollars quoted by the Bank of Canada, in each case over the 20 business days immediately preceding the Completion Date.

  (d)
  At the Escrow Time, IAMGOLD shall declare and, on the Completion Date, it shall pay a special dividend (the "Special Dividend") of $0.50 per outstanding common share to IAMGOLD shareholders of record at the close of business on the business day preceding the Completion Date.

  (e)
  IAMGOLD (A) acknowledges that applicable Laws, including tax Laws, and other considerations make it necessary and desirable for Gold Fields that the Transaction be structured in a manner and incorporate elements and refinements not provided for in this Agreement and (B) agrees that Gold Fields shall from time to time, upon written notice to IAMGOLD (the "Structure Notice"), be entitled to modify the structure of the Transaction and incorporate such additional elements or refinements (collectively, the "Structure Changes") provided that:

  (i)
  the members of the IAMGOLD Group will acquire, directly or indirectly, the Acquired Interests on or before the completion of the Transaction notwithstanding the Structure Changes;

  (ii)
  upon final completion of the Transaction with the Structure Changes, the only consideration in respect of the Transaction that will be held by Gold Fields and its affiliates, other than IAMGOLD and its subsidiaries, will be the Consideration Shares;

  (iii)
  any internal reorganization of the IAMGOLD Group, including any of its assets or liabilities required under the Structure Changes shall be subject to IAMGOLD's consent which shall not be unreasonably withheld;

  (iv)
  the Structure Changes would not reasonably be expected to affect adversely in any material way the ability of the parties to complete the Transaction by January 5, 2005;

    (v)
    implementation of the Transaction with the Structure Changes would not reasonably be expected to have a material adverse effect on IAMGOLD or the tax position of, or the tax effect on, its shareholders as compared to implementation of the Transaction without the Structure Changes;

    (vi)
    Gold Fields shall consult with IAMGOLD in determining the Structure Changes and with respect to any amendments to this Agreement included in the Structure Notice; and

    (vii)
    the Structure Changes shall not give rise to any requirement to file or distribute to IAMGOLD's shareholders an amendment or supplement to the IAMGOLD Circular;

    and in connection with the delivery of the Structure Notice, without limiting the generality of the foregoing, Gold Fields shall be entitled to determine:

    A.
    that certain Indirectly Acquired Companies will become Directly Acquired Companies and that certain Listed Indirectly Acquired Interests will become Listed Directly Acquired Interests;

    B.
    which IAMGOLD Group Company, including subsidiaries not yet incorporated, organized or otherwise part of the IAMGOLD Group at the date of this Agreement, will purchase which Acquired Interests;

    C.
    the allocation of the purchase consideration among the Acquired Interests; and

    D.
    the steps to be taken to implement the Transaction and the sequencing and timing thereof, it being acknowledged that the steps will take several days to be implemented and that some steps may occur after the Completion Date.

    The Structure Notice shall include any amendments to this Agreement required as a result of the Structure Changes and, provided that the Structure Notice, including such amendments, are in accordance with subsections (i) to (v) of this subsection 2(e), upon the delivery by Gold Fields of the Structure Notice, the parties will be deemed to have agreed to such amendments.

    Gold Fields will provide IAMGOLD with a current draft of the Structure Notice prior to finalization of the joint disclosure document referred to in subsection 3(e) in order that the parties may include any required disclosure relating thereto in such joint disclosure document.

    Unless the context otherwise requires, all references herein to the "Transaction" shall be deemed to refer to the Transaction as modified or added to by the Structure Changes.

3.     Certain Features of the Transaction

  (a)
  Name:    In conjunction with the completion of the Transaction, the articles of IAMGOLD will be amended to change the name of IAMGOLD to "Gold Fields International Limited" or another name to be mutually agreed upon by Gold Fields and IAMGOLD. References in this Agreement to IAMGOLD include IAMGOLD following such change of name.

  (b)
  Board of Directors and Management:    In conjunction with the completion of the Transaction, the number of directors of IAMGOLD will be increased to ten, with three of the eight current directors of IAMGOLD, as mutually agreed by IAMGOLD and Gold Fields, remaining as directors and seven new individuals nominated by the Gold Fields Group becoming directors of IAMGOLD. Unless otherwise determined by Gold Fields, Gordon Parker will be Chairman of IAMGOLD, William Pugliese will be Deputy Chairman, Chris Thompson will be President and Chief Executive Officer, John Munro will be Chief Operating Officer and Craig Nelsen will head the exploration and corporate development function.

  (c)
  Head Office:    The head office of IAMGOLD will remain in North America and management of IAMGOLD will review and determine the location of the other offices of IAMGOLD within 12 months of the Completion Date.

  (d)
  Stock Exchange Listings:    Upon the completion of the Transaction, it is the intention of IAMGOLD and Gold Fields that the common shares of IAMGOLD will be listed on the Toronto Stock Exchange

    ("TSX") and the New York Stock Exchange ("NYSE"), or failing an NYSE listing, the American Stock Exchange ("AMEX").

  (e)
  Proxy Circulars and Joint Disclosure Document:    In connection with the preparation of the IAMGOLD Circular and the Gold Fields Circular, the parties will agree upon a joint disclosure document which will form part of each of the IAMGOLD Circular and the Gold Fields Circular. Such joint disclosure document will include certain information that is required or that the parties determine is otherwise desirable to be disclosed to the shareholders of both parties and shall, together with the IAMGOLD Circular and the Gold Fields Circular, as the case may be, satisfy all applicable Laws. Notwithstanding the foregoing, (i) the IAMGOLD Circular must be acceptable in form and substance to IAMGOLD, acting reasonably; (ii) the Gold Fields Circular must be acceptable in form and substance to Gold Fields, acting reasonably; and (iii) the parties may determine that the IAMGOLD Circular and the Gold Fields Circular will be a single joint circular. In the event that a single joint circular is used, references herein to the IAMGOLD Circular or the Gold Fields Circular shall be deemed to be to such joint circular, mutatis mutandis.

4.     Access to Information and Information Updates

  (a)
  Each of IAMGOLD and Gold Fields and their respective accountants, legal counsel, technical, tax and financial advisors and other representatives (collectively, the "Representatives") shall be entitled at any time prior to the completion of the Transaction, subject to obtaining any necessary consents, to have full access during normal business hours to all properties, information and records relating to (A) the Acquired Interests and, to the extent relevant to the Transaction, the owners of the Directly Acquired Interests (in the case of access by IAMGOLD) and (B) the IAMGOLD Group and the IAMGOLD Significant Interest Companies (in the case of access by Gold Fields), including in each case all related facilities, buildings, equipment, assets, drill cores, assay results, maps and diagrams, books, contracts, financial statements, tax and other information, forecasts, financial projections, studies, records, operating permits and licences and any other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) or materials of any nature whatsoever.

  (b)
  Without prejudice to any condition of closing set out in this Agreement, until the Completion Date each of IAMGOLD and Gold Fields shall notify the other of any significant development or material change relating to the IAMGOLD Group (in the case of notification by IAMGOLD) or the Acquired Companies taken as a whole (in the case of notification by Gold Fields) promptly after becoming aware of any such development or change.

5.     Representations and Warranties of IAMGOLD

  Subject to the disclosure in the IAMGOLD Disclosure Letter and the IAMGOLD Public Disclosure, IAMGOLD hereby represents and warrants to and in favour of Gold Fields as follows and acknowledges that Gold Fields is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

  (a)
  Organization.    IAMGOLD and each of its subsidiaries (collectively the "IAMGOLD Group" and each individually an "IAMGOLD Group Company") and, to the best knowledge and belief of IAMGOLD, each of La Société d'Exploitation des Mines d'Or de Sadiola S.A., Sadiola Exploration Limited, Yatela Exploitation Company Limited and Kenieba Exploration Company Limited (collectively the "IAMGOLD Significant Interest Companies" and each individually an "IAMGOLD Significant Interest Company") is a validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power and authority, and holds all material licenses and permits required for it, to own or lease its property and assets and to carry on its business as now conducted by it. Each of the IAMGOLD Group Companies and, to the best knowledge and belief of IAMGOLD, each of the IAMGOLD Significant Interest Companies, is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a material adverse effect on IAMGOLD. All of the outstanding shares of the IAMGOLD Group Companies (other than IAMGOLD) are owned directly or indirectly by IAMGOLD, outstanding shares representing an 18.9% interest in each of the Ghana JV Companies, a 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A. are owned indirectly by IAMGOLD, outstanding shares representing a 50% interest in Sadiola Exploration Limited are owned indirectly by IAMGOLD, all of the outstanding shares of each of Kenieba Exploration Company Limited are owned by Sadiola Exploration Limited and outstanding shares representing an 80% interest in Yatela Exploitation Company Limited are owned by Sadiola Exploration Limited. All of the outstanding shares of the IAMGOLD Group Companies and all of the outstanding shares of the IAMGOLD Significant Interest Companies and the Ghana JV Companies owned by IAMGOLD are validly issued, fully paid and non-assessable. The outstanding shares of the IAMGOLD Group Companies, the IAMGOLD Significant Interest Companies and the Ghana JV Companies owned by IAMGOLD (or by another IAMGOLD Group Subsidiary) are owned free and clear of all mortgages, liens, security interests, charges, royalties, encumbrances and any other rights of others of any nature whatsoever (collectively "Encumbrances" and each individually an "Encumbrance") and neither IAMGOLD nor any of the IAMGOLD Group Companies is liable to any IAMGOLD Group Company or to any other person in respect thereof. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the IAMGOLD Group Companies (other than IAMGOLD) from either IAMGOLD or any IAMGOLD Group Company.

  (b)
  Diavik Royalty Agreement.    The royalty agreement effective September 30, 2003 between Repadre Capital Corporation (of which IAMGOLD is the successor by amalgamation), Aber Diamond Corporation and Diavik Diamond Mines Inc. (the "Diavik Royalty Agreement") is in full force and effect, unamended, is a valid and binding obligation of each of the parties thereto and is enforceable against each such party in accordance with its terms subject, however, to applicable statutes of limitations and limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought. There is no order, proceeding or state of facts, existing, pending, in progress or threatened which could operate to prevent or restrict IAMGOLD from enforcing any of its entitlements, rights, benefits and interests under (i) the Diavik Royalty Agreement or (ii) any other entitlement of IAMGOLD, by agreement, arrangement or understanding, to royalties on mineral properties which either individually or in the aggregate are material to IAMGOLD.

  (c)
  No Violation or Rights of Termination or Acceleration.    Neither the execution and delivery of this Agreement by IAMGOLD nor the completion of the Transaction on the basis set out herein will:

  (i)
  conflict with or result in a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or their equivalent) of any IAMGOLD Group Company or any agreement, instrument or license to which any IAMGOLD Group Company is a party or by which any IAMGOLD Group Company is bound or constitute a default or violation by any IAMGOLD Group Company thereunder, or under any Laws to which any IAMGOLD Group Company is subject or by which it is bound, or result in the creation or imposition of any Encumbrance upon the assets of any IAMGOLD Group Company;

  (ii)
  to the best knowledge and belief of IAMGOLD, conflict with or result in a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or their equivalent) of any IAMGOLD Significant Interest Company or any agreement, instrument or license to which any IAMGOLD Significant Interest Company is a party or by which any IAMGOLD Significant Interest Company is bound or constitute a default or violation by any IAMGOLD Significant Interest Company thereunder, or under any Laws to which any IAMGOLD Significant Interest Company is subject or by which it is bound, or result in the creation or imposition of any Encumbrance upon the assets of any IAMGOLD Significant Interest Company; or

    (iii)
    give rise to any right of termination of any agreement, instrument or license or acceleration of indebtedness, cause any indebtedness owing by IAMGOLD or any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD, any IAMGOLD Significant Interest Company, to come due before its stated maturity or cause any of its available credit to cease to be available;

    other than violations, contraventions, breaches, defaults, Encumbrances or rights of termination or acceleration that individually and in the aggregate would not reasonably be expected to have a material adverse effect on IAMGOLD, on the direct or indirect ownership by IAMGOLD of the IAMGOLD Group Companies (other than IAMGOLD) and its interests in the IAMGOLD Significant Interest Companies taken as a whole or on the ability of IAMGOLD to complete the Transaction.

  (d)
  No Employee Payments or Increase in Benefits.    Neither the execution and delivery of this Agreement by IAMGOLD nor the completion of the Transaction on the basis set out herein will result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of any IAMGOLD Group Company or increase any benefits otherwise payable under any pension or benefits plan of any IAMGOLD Group Company or result in the acceleration of the time of payment or vesting of any such benefits.

  (e)
  No Purchase Rights, Etc.    Except for the potential transactions particulars of which are set out in the IAMGOLD Disclosure Letter (the "Permitted IAMGOLD Transactions"), no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase:

  (i)
  from IAMGOLD, directly or indirectly, of any shares or other securities of any IAMGOLD Group Company or any shares or securities of any IAMGOLD Significant Interest Company or Ghana JV Company owned directly or indirectly by IAMGOLD; or

  (ii)
  from any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD, any IAMGOLD Significant Interest Company, of any assets which, individually or in the aggregate, are material to IAMGOLD.

    IAMGOLD is not a party to, and is not aware of, any agreement, arrangement or understanding whatsoever by which any person or group proposes to effect a change of control of IAMGOLD or to acquire beneficial ownership of, or control or direction over, directly or indirectly, in aggregate more than 20% of the issued and outstanding shares of IAMGOLD other than this Agreement.

  (f)
  Capacity.    IAMGOLD has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by IAMGOLD as contemplated by this Agreement or as required to complete the Transaction and to carry out its obligations under this Agreement and such other agreements and instruments.

  (g)
  Binding Agreement.    The execution and delivery of this Agreement and the performance by IAMGOLD of its obligations hereunder have, subject to any required shareholder and regulatory approvals, been authorized by all necessary corporate action of IAMGOLD (including the approval of its board of directors) and this Agreement constitutes a valid and binding obligation of IAMGOLD enforceable against it in accordance with its terms subject, however, to applicable statutes of limitations and limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, exchange control restrictions and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

  (h)
  No Broker's Commission or Break Fee.    IAMGOLD has not entered into any agreement (including the amended and restated arrangement agreement dated as of April 29, 2004 among IAMGOLD, Wheaton River Minerals Ltd. and 2045230 Ontario Inc.) that would entitle any person to any valid claim against IAMGOLD or any IAMGOLD Group Company for a broker's commission, finder's fee, break fee or any like payment in respect of the Transaction or its completion or any other matter contemplated by this Agreement.

  (i)
  Financial Statements.    The audited consolidated financial statements of IAMGOLD for the year ended December 31, 2003 and the unaudited interim consolidated financial statements of IAMGOLD for the 6 month period ended June 30, 2004 (collectively, the "IAMGOLD Financial Statements"), each as filed or to be filed with Canadian securities regulatory authorities, (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that for the audited consolidated financial statements of IAMGOLD for the year ended December 31, 2002 or the unaudited interim consolidated financial statements of IAMGOLD for the 6 month period ended June 30, 2003, as the case may be, (ii) are true, correct and complete in all material respects and (iii) present fairly the consolidated financial condition (including assets and liabilities) of IAMGOLD as at the respective dates thereof and the revenues, expenses and results of operations of IAMGOLD for the respective periods then ended. To the best knowledge and belief of IAMGOLD, the audited financial statements of each IAMGOLD Significant Interest Company for its most recently completed financial year and any subsequent unaudited interim financial statements prepared by such IAMGOLD Significant Interest Company (A) have been prepared in accordance with applicable generally accepted accounting principles applied on a basis consistent with that for the audited financial statements of such IAMGOLD Significant Interest Company for the immediately preceding financial year or the unaudited interim financial statements of such IAMGOLD Significant Interest Company for the corresponding period in the immediately preceding financial year, as the case may be, (B) are true, correct and complete in all material respects and (C) present fairly the financial condition (including assets and liabilities) of such IAMGOLD Significant Interest Company as at the respective dates thereof and the revenues, expenses and results of operations of such IAMGOLD Significant Interest Company for the respective periods then ended. IAMGOLD has provided Gold Fields with copies of the financial statements referred to above for each IAMGOLD Significant Interest Company.

  (j)
  No Cease Trade.    IAMGOLD is not subject to any cease trade, trading suspension or other order of any applicable stock exchange or securities regulatory authority and is not included on a list of defaulting reporting issuers maintained by any securities regulatory authority and, to the best knowledge and belief of IAMGOLD, no investigation or other proceeding involving IAMGOLD which may operate to prevent, restrict or suspend trading of any securities of IAMGOLD is currently in progress, pending or threatened before any applicable stock exchange or securities regulatory authority.

  (k)
  Capitalization.    IAMGOLD is authorized to issue an unlimited number of common shares, first preference shares and second preference shares. As of the date hereof, there are 145,564,179 common shares and no first preference shares or second preference shares outstanding. There are no outstanding IAMGOLD Convertible Securities and no person (other than Gold Fields) has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any unissued securities of IAMGOLD other than in respect of 22,172 common shares reserved for issuance under the IAMGOLD Share Incentive Plan and outstanding IAMGOLD Convertible Securities entitling the holders thereof to be issued an aggregate of 5,965,200 common shares of IAMGOLD at prices ranging between $1.25 and $9.02 and expiring no later than December 18, 2012.

  (l)
  Material Liabilities.    No IAMGOLD Group Company has any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in the IAMGOLD Financial Statements and, to the best knowledge and belief of IAMGOLD, no IAMGOLD Significant Interest Company has any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in the most recent audited consolidated financial statements of such IAMGOLD Significant Interest Company provided to Gold Fields by IAMGOLD.

  (m)
  No Bankruptcy Proceedings.    There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the best knowledge and belief of IAMGOLD, threatened against any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD, any IAMGOLD Significant Interest Company, before any court, regulatory or administrative agency or tribunal.

  (n)
  Litigation.    There are no actions, suits or other legal proceedings currently pending, or to the best knowledge and belief of IAMGOLD, threatened against any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD, any IAMGOLD Significant Interest Company, which individually or in the aggregate have, or could reasonably be expected to have, a material adverse effect on IAMGOLD, the direct or indirect ownership by IAMGOLD of the IAMGOLD Group Companies (other than IAMGOLD) and its interests in the IAMGOLD Significant Interest Companies taken as a whole or the ability of IAMGOLD to complete the Transaction. No IAMGOLD Group Company, nor any of its properties or assets, and, to the best knowledge and belief of IAMGOLD, no IAMGOLD Significant Interest Company nor any of its properties or assets, is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $1,500,000 as a condition to or a necessity for the right or ability of the IAMGOLD Group Company or IAMGOLD Significant Interest Company, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the completion of the Transaction.

  (o)
  Public Disclosure.    IAMGOLD is current in the filing of all public disclosure documents required to be filed by IAMGOLD under applicable securities laws and stock exchange rules (collectively, the "IAMGOLD Public Disclosure"), there are no filings that have been made on a confidential basis and all of such filings comply with the requirements of all applicable Laws except where such non-compliance has not and would not reasonably be expected to have a material adverse effect on IAMGOLD. Taken as a whole, the IAMGOLD Public Disclosure does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make any statement contained therein not misleading in light of the circumstances in which it is made.

  (p)
  Reporting Status.    IAMGOLD is a reporting issuer or the equivalent in each of the provinces and territories of Canada and the common shares of IAMGOLD are registered under section 12(b) of the United States Securities Exchange Act of 1934, as amended. Such common shares are listed for trading on the TSX and AMEX. IAMGOLD is not in default of any provision of its listing agreement with either such exchange.

  (q)
  Fairness Opinion; Directors' Recommendation.    The directors of IAMGOLD have received a written opinion from RBC Dominion Securities Inc. that the consideration payable by IAMGOLD for the Acquired Interests under the Transaction is fair from a financial point of view to IAMGOLD and have unanimously recommended that the IAMGOLD shareholders vote in favour of the issuance of the Consideration Shares pursuant to the Transaction.

  (r)
  Full Disclosure.    The disclosure made to Gold Fields by IAMGOLD in the IAMGOLD Disclosure Letter or in documents referred to therein which have been provided or made available to Gold Fields by IAMGOLD or its Representatives or which are publicly available are true and correct in all material respects and disclose all facts that would be material to a purchaser of all of the common shares or assets of IAMGOLD and there is no adverse material fact with respect to IAMGOLD, the IAMGOLD Group Companies or, to the best knowledge and belief of IAMGOLD, the IAMGOLD Significant Interest Companies which has not been disclosed therein to Gold Fields.

  (s)
  Title.    IAMGOLD is the owner, directly or indirectly, with good title, free and clear of any and all Encumbrances, of all assets and properties (including all mining rights and mining properties) shown or reflected in the IAMGOLD Financial Statements, except only such assets and properties as have been disposed of in the usual and ordinary course of business of the IAMGOLD Group Companies since the respective dates of the balance sheets contained in the IAMGOLD Financial Statements, and of any assets or properties acquired since such dates and, to the best knowledge and belief of IAMGOLD, there is no state of facts which could reasonably be expected to cause any such title not to be so owned or to be subject to any Encumbrances, except in each case for Encumbrances which individually and in the aggregate do not have a material adverse effect on IAMGOLD.

  (t)
  Undertakings to Vote.    IAMGOLD has obtained irrevocable undertakings from each of the directors and senior officers of IAMGOLD identified with reference to this subsection 5(t) in the IAMGOLD Disclosure Letter to vote the common shares of IAMGOLD beneficially owned or controlled by them in favour of the IAMGOLD Shareholder Resolutions.

  (u)
  Consents, Etc.    No consent, approval, order or authorization of, or declaration or filing with, any governmental authority or other person is required to be obtained by any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD, any IAMGOLD Significant Interest Company in connection with the execution and delivery of this Agreement or the completion by IAMGOLD of the Transaction other than (i) filings with and approvals required by securities regulatory authorities having jurisdiction and stock exchanges on which any of its securities are listed, (ii) the consents, waivers, permits, orders or approvals referred to in this Agreement or the IAMGOLD Disclosure Letter and (iii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a material adverse effect on IAMGOLD.

  (v)
  Absence of Changes.    Since December 31, 2003, except as publicly disclosed by IAMGOLD prior to the date hereof or pursuant to a Permitted IAMGOLD Transaction:

  (i)
  each IAMGOLD Group Company and, to the best knowledge and belief of IAMGOLD, each IAMGOLD Significant Interest Company has conducted its business only in the ordinary and regular course of business consistent with past practice;

  (ii)
  no IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD, any IAMGOLD Significant Interest Company has incurred or suffered an adverse change;

  (iii)
  there has not been any acquisition or sale by any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD, any IAMGOLD Significant Interest Company of any material property or assets;

  (iv)
  other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD, any IAMGOLD Significant Interest Company of any debt for borrowed money, any creation or assumption by any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD, any IAMGOLD Significant Interest Company of any Encumbrance, any making by any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD, any IAMGOLD Significant Interest Company of any loan, advance or capital contribution to or investment in any other person (other than (a) loans or advances made in the ordinary and regular course of business, (b) other loans and advances in an aggregate amount which does not exceed $500,000 outstanding at any time and (c) loans made to another IAMGOLD Group Company) or any entering into, amendment of, relinquishment, termination or non-renewal by any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD, any IAMGOLD Significant Interest Company of any contract, agreement, licence, lease transaction, commitment or other right or obligation;

  (v)
  IAMGOLD has not declared or paid any dividends or made any other distribution on any of the IAMGOLD Common Shares;

  (vi)
  IAMGOLD has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding IAMGOLD common shares;

  (vii)
  other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by any IAMGOLD Group Company to any of their respective directors or officers or to any director or officer of any IAMGOLD Significant Interest Company who is a nominee of IAMGOLD, or any grant to any such director or officer of any material increase in severance or termination pay or any material increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

    (viii)
    IAMGOLD has not effected any material change in its accounting methods, principles or practices; and

    (ix)
    other than as contemplated by the IAMGOLD Shareholder Resolutions, IAMGOLD has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan;

    other than events, actions or matters which would not, individually or in the aggregate, have a material adverse effect on IAMGOLD.

  (w)
  Employment Agreements.    Other than as publicly disclosed by IAMGOLD prior to the date hereof:

  (i)
  no IAMGOLD Group Company is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of an IAMGOLD Group Company which cannot be terminated without payment upon a maximum of twelve months' notice;

  (ii)
  no IAMGOLD Group Company has any employee or consultant whose employment or contract with such IAMGOLD Group Company cannot be terminated without payment upon a maximum of twelve months' notice; and

  (iii)
  no IAMGOLD Group Company is (a) a party to any collective bargaining agreement, (b) to the best knowledge and belief of IAMGOLD, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement or (c) subject to any current or, to the best knowledge and belief of IAMGOLD, pending or threatened strike or lockout and, to the best knowledge and belief of IAMGOLD, none of the IAMGOLD Significant Interest Companies is subject to any current, pending or threatened strike or lockout.

  (x)
  Books and Records.    The corporate records and minute books of IAMGOLD and, since the date each IAMGOLD Group Company was acquired or incorporated by IAMGOLD, the corporate records and minute books of such IAMGOLD Group Company have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy, individually or in the aggregate, would not have a material adverse effect on IAMGOLD. The financial books and records and accounts of each IAMGOLD Group Company in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of such IAMGOLD Group Company and (iii) accurately and fairly reflect the basis for the IAMGOLD Financial Statements. IAMGOLD has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management of IAMGOLD and (b) transactions are recorded as necessary (i) to permit preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles or any criteria applicable to such consolidated financial statements and (ii) to maintain accountability for assets and liabilities.

  (y)
  Insurance.    The IAMGOLD Group maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

  (z)
  Environmental.    Since the date IAMGOLD incorporated or acquired each IAMGOLD Group Company there has been no Environmental Condition and, to the best knowledge and belief of IAMGOLD:

  (i)
  prior to the date IAMGOLD acquired an IAMGOLD Group Company, in respect of such IAMGOLD Group Company there existed no Environmental Condition; and

  (ii)
  in respect of each IAMGOLD Significant Interest Company, there exists no Environmental Condition;

    which, individually or in the aggregate, has had, or is reasonably likely to have, a material adverse effect on IAMGOLD. For the purposes hereof (a) "Environmental Condition" means the generation, discharge, emission or release into the environment (including, without limitation, ambient air, surface water, groundwater or land), spill, receiving, handling, use, storage, containment, treatment, transportation, shipment or disposition of any pollutant, contaminant or waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in or for the purposes of any Environmental Laws (each, a "Hazardous Substance") by any person in respect of which remedial action is required under any Environmental Laws or as to which any liability is currently or in the future could be imposed upon any person based upon the acts or omissions of any person prior to the date hereof and (b) "Environmental Laws" means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any governmental entity or authority pursuant to any Environmental Law.

  (aa)
  Tax Matters.    Each IAMGOLD Group Company and, to the best knowledge and belief of IAMGOLD, each IAMGOLD Significant Interest Company has filed or caused to be filed, in a timely manner all Tax Returns required to be filed by it (all of which Tax Returns were correct and complete in all material respects) and has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a material adverse effect on IAMGOLD. IAMGOLD has provided adequate accruals in accordance with Canadian generally accepted accounting principals in the IAMGOLD Financial Statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since December 31, 2003, no material liability for Taxes not reflected in the IAMGOLD Financial Statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the best knowledge and belief of IAMGOLD, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above. No waiver of any statute of limitations has been given or requested with respect to any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD, any IAMGOLD Significant Interest Company. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable. For the purposes hereof (a) "Taxes" means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any governmental entity or authority, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security, workers' compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing and (b) "Tax Returns" means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes.

  (bb)
  Intellectual Property.    To the best knowledge and belief of IAMGOLD, the IAMGOLD Group owns, or is validly licensed or otherwise has the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are material to the conduct of the business of the IAMGOLD Group.

  (cc)
  Pension and Employee Benefits.

  (i)
  Each IAMGOLD Group Company has complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of such IAMGOLD Group Company including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon such IAMGOLD Group Company (collectively the "IAMGOLD Benefit Plans" and each, individually an "IAMGOLD Benefit Plan") and all IAMGOLD Benefit Plans maintained by or binding upon any IAMGOLD Group Company are fully funded and in good standing with such regulatory authorities as may be applicable and no notice with respect thereto of underfunding, non-compliance, failure to be in good standing or otherwise has been received by such IAMGOLD Group Company from any such regulatory authority.

  (ii)
  No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any IAMGOLD Benefit Plan maintained by or binding upon any IAMGOLD Group Company being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

  (dd)
  Compliance with Laws.    IAMGOLD and, since the date IAMGOLD incorporated or acquired each other IAMGOLD Group Company, such IAMGOLD Group Company has complied with and is not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a material adverse effect on IAMGOLD. To the best knowledge and belief of IAMGOLD:

  (i)
  prior to the date IAMGOLD acquired an IAMGOLD Group Company, such IAMGOLD Group Company had complied with and was not in violation of any applicable Laws; and

  (ii)
  each of the IAMGOLD Significant Interest Companies has complied with and is not in violation of any applicable Laws;

    other than such non-compliance or violations which would not, individually or in the aggregate, have a material adverse effect on IAMGOLD.

  (ee)
  Certain Contracts.    Other than agreements or obligations that have been entered into in the ordinary course of business and are typical in the mining industry but which neither individually nor in the aggregate could have a material adverse effect on IAMGOLD, no IAMGOLD Group Company is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of the IAMGOLD Group is conducted, (ii) limit any business practice of any IAMGOLD Group Company in any material respect, or (iii) restrict any acquisition or disposition of any property by any IAMGOLD Group Company in any material respect.

  (ff)
  Investment Company Status.    IAMGOLD is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the United States Investment Company Act of 1940.

  (gg)
  Consideration Shares.    The Consideration Shares will, upon issue, be issued as fully-paid and non-assessable shares.

6.     Representations and Warranties of Gold Fields

  Subject to the disclosure in the Gold Fields Disclosure Letter and the Gold Fields Public Disclosure, Gold Fields, GF Ghana Holdings and GF Guernsey jointly and severally represent and warrant to and in favour of IAMGOLD as follows (provided that any representation and warranty concerning a Vendor that is not incorporated, organized or otherwise part of the Gold Fields Group as at the date of this Agreement shall be deemed to be given as of the date such Vendor is incorporated, organized or otherwise becomes part of the Gold Fields Group) and acknowledges that IAMGOLD is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

  (a)
  Organization.    Gold Fields, each of the Vendors and the Acquired Companies is a validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power and authority, and holds all material licenses and permits required for it, to own or lease its property and assets and to carry on its business as now conducted by it (provided that in the case of Gold Fields and the Vendors, a reference in this Agreement to such property, assets and business shall be deemed to be limited to the property, assets and business of the Acquired Companies). Each of the Acquired Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a material adverse effect on the Acquired Companies. Each of GF Ghana Holdings and GF Guernsey is an indirect wholly-owned subsidiary of Gold Fields.

  (b)
  No Violation or Rights of Termination or Acceleration.    Neither the execution and delivery of this Agreement by Gold Fields nor the completion of the Transaction on the basis set out herein will:

  (i)
  conflict with or result in a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or their equivalent) of Gold Fields or any of the Vendors or any agreement, instrument or license to which Gold Fields or any of the Vendors is a party or by which Gold Fields or any of the Vendors is bound or constitute a default or violation by Gold Fields or any of the Vendors thereunder, or under any Laws to which Gold Fields or any of the Vendors is subject or by which it is bound, or result in the creation or imposition of any Encumbrance upon the assets of any Acquired Company;

  (ii)
  conflict with or result in a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or their equivalent) of any Acquired Company or any agreement, instrument or license to which any Acquired Company is a party or by which any Acquired Company is bound or constitute a default or violation by any Acquired Company thereunder, or under any Laws to which any Acquired Company is subject or by which it is bound, or result in the creation or imposition of any Encumbrance upon the assets of any Acquired Company; or

  (iii)
  give rise to any right of termination of any agreement, instrument or license or acceleration of indebtedness, cause any indebtedness owing by any Acquired Company to come due before its stated maturity or cause any of its available credit to cease to be available;

    other than violations, contraventions, breaches, defaults, Encumbrances or rights of termination or acceleration that individually and in the aggregate would not reasonably be expected to have a material adverse effect on the Acquired Companies, on the direct or indirect ownership by the Vendors of the Acquired Interests taken as a whole or on the ability of Gold Fields and the Vendors to complete the Transaction.

  (c)
  No Employee Payments or Increase in Benefits.    Neither the execution and delivery of this Agreement by Gold Fields nor the completion of the Transaction on the basis set out herein will result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of any Acquired Company or increase any benefits otherwise payable under any pension or benefits plan of any Acquired Company or result in the acceleration of the time of payment or vesting of any such benefits.

  (d)
  No Purchase Rights. Etc.    Except for the potential transactions particulars of which are set out in the Gold Fields Disclosure Letter (the "Permitted Gold Fields Transactions"), no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Gold Fields or any of the Vendors, directly or indirectly, of any shares or other securities of any of the Acquired Companies or from any Acquired Company of any assets which, individually or in the aggregate, are material to the Acquired Companies taken as a whole.

  (e)
  Capacity.    Gold Fields has all necessary power, authority and capacity to enter into this Agreement, to carry out its obligations under this Agreement and to cause each of the Vendors to complete the Transaction as contemplated by this Agreement. Each of the Vendors is directly or indirectly wholly-owned by Gold Fields and has all necessary power, authority and capacity to complete the Transaction as contemplated by this Agreement. Gold Fields and each of the Vendors has all necessary power, authority and capacity to enter into all other agreements and instruments to be executed by them as contemplated by this Agreement or as required to complete the Transaction and to carry out their respective obligations under such other agreements and instruments.

  (f)
  Binding Agreement.    The execution and delivery of this Agreement and the performance by each of Gold Fields, GF Ghana Holdings and GF Guernsey of its obligations hereunder have, subject to shareholder and any required regulatory approvals, been authorized by all necessary corporate action (including the approval of Gold Fields' board of directors) and this Agreement constitutes a valid and binding obligation of each of Gold Fields, GF Ghana Holdings and GF Guernsey enforceable against it in accordance with its terms subject, however, to applicable statutes of limitations and limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, exchange control restrictions and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

  (g)
  No Broker's Commission.    Gold Fields has not entered into any agreement that would entitle any person to any valid claim against any of the Vendors or any of the Acquired Companies for a broker's commission, finder's fee or any like payment in respect of the Transaction or any other matter contemplated by this Agreement.

  (h)
  Financial Statements.    The unaudited (consolidated where applicable) financial statements of each Directly Acquired Company for the year ended June 30, 2004 (collectively, the "Directly Acquired Companies' Financial Statements"), a copy of which has been delivered to IAMGOLD, have been prepared in accordance with International Financial Reporting Standards applied on a basis consistent with that for the audited (consolidated where applicable) financial statements of such Directly Acquired Company for the year ended June 30, 2003, are true, correct and complete in all material respects and present fairly the financial condition (including assets and liabilities) of such Directly Acquired Company as at the date thereof and the revenues, expenses and results of operations of such Directly Acquired Company for the year then ended. The unaudited consolidated trial balances for the Indirectly Acquired Companies as at June 30, 2004 (collectively, the "Consolidated Trial Balances"), copies of which have been delivered to IAMGOLD, are true, correct and complete in all material respects.

  (i)
  Outstanding Securities.

  (i)
  The outstanding shares of the Directly Acquired Companies are as set out in Schedule A. All of such are shares are owned of record and beneficially by the Gold Fields Group Companies and other persons set out in Schedule A (and, where such owners are Gold Fields Group Companies or their nominees, free and clear of any and all Encumbrances). There are no outstanding options, warrants or other securities of any of the Directly Acquired Companies exercisable or convertible into or exchangeable for, or other rights to acquire, any securities of the Directly Acquired Companies and no person other than members of the Gold Fields Group and IAMGOLD has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of the Directly Acquired Companies;

    (ii)
    the outstanding securities of the Indirectly Acquired Companies are as set out in Schedule C, all of such securities are owned directly or indirectly by the Directly Acquired Companies, other Acquired Companies and other persons as set out in Schedule C (and, where such owners are affiliates of Gold Fields or their nominees, free and clear of any and all Encumbrances), there are no outstanding options, warrants or other securities of any of the Indirectly Acquired Companies exercisable or convertible into or exchangeable for, or other rights to acquire, any securities of the Indirectly Acquired Companies and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of the Indirectly Acquired Companies other than such options, warrants, securities, rights to acquire, agreements, rights or privileges as are held by any of the Acquired Companies or other persons shown on Schedule C as being holders of securities of the respective Indirectly Acquired Companies;

    (iii)
    the Listed Directly Acquired Interests are as set out in Schedule B and all securities shown on Schedule B as being held by GF Guernsey are owned of record and beneficially by GF Guernsey free and clear of any and all Encumbrances and there is no cease trade order or any other Encumbrance affecting the Listed Directly Acquired Interests that would prevent the transfer thereof by GF Guernsey to IAMGOLD or a subsidiary thereof with good title and free and clear of any and all Encumbrances;

    (iv)
    the Listed Indirectly Acquired Interests are as set out in the Gold Fields Disclosure Letter;

    (v)
    all of the outstanding shares of the Acquired Companies owned by the Gold Fields Group are validly issued, fully paid and non-assessable: and

    (vi)
    the aggregate principal amount of the GF Ghana Loans is approximately US$203.4 million.

  (j)
  Material Liabilities.    The Acquired Companies, taken as a whole, do not have any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in the Directly Acquired Companies' Financial Statements or the Consolidated Trial Balances.

  (k)
  No Bankruptcy Proceedings.    There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the best knowledge and belief of Gold Fields, threatened against any Gold Fields Group Company before any court, regulatory or administrative agency or tribunal except for such proceedings that individually and in the aggregate would not reasonably be expected to have a material adverse effect on the Acquired Companies.

  (l)
  Litigation.    There are no actions, suits or other legal proceedings currently pending, or to the best knowledge and belief of Gold Fields, threatened against any Gold Fields Group Company which individually or in the aggregate have, or could reasonably be expected to have, a material adverse effect on the Acquired Companies, the direct or indirect ownership by the Vendors of the Acquired Interests taken as a whole or the ability of Gold Fields, the Vendors or any of the Acquired Companies to complete the Transaction. No Gold Fields Group Company nor any of the respective properties or assets of any Gold Fields Group Company is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of any Acquired Company to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the completion of the Transaction.

  (m)
  Public Disclosure.    Gold Fields is current in the filing of all public disclosure documents required to be filed by Gold Fields under applicable securities laws and stock exchange rules (collectively, the "Gold Fields Public Disclosure"), there are no filings that have been made on a confidential basis and all of such filings comply with the requirements of all applicable Laws and the rules, policies and instruments of all regulatory or administrative bodies having jurisdiction over Gold Fields except where such non-compliance has not and would not reasonably be expected to have a material adverse effect on Gold Fields. Taken as a whole, the Gold Fields Public Disclosure does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact, in each case relating to or in any way affecting the Acquired Interests, that is required to be stated or that is necessary to make any statement contained therein not misleading in light of the circumstances in which it is made.

  (n)
  Full Disclosure.    The disclosures made to IAMGOLD by Gold Fields in the Gold Fields Disclosure Letter or in documents referred to therein which have been provided or made available to IAMGOLD by Gold Fields or its Representatives or which are publicly available are true and correct in all material respects and disclose all facts that would be material to a purchaser of the Acquired Interests taken as a whole and there is no adverse material fact with respect to the Acquired Companies taken as a whole or, to the best knowledge and belief of Gold Fields, the Listed Acquired Interests taken as a whole which has not been disclosed therein to IAMGOLD.

  (o)
  Title.    The Acquired Companies collectively are the owners, directly or indirectly, with good title, free and clear of any and all Encumbrances of all assets and properties (including all mining rights and mining properties) shown or reflected in the Directly Acquired Companies' Financial Statements or the Consolidated Trial Balances except only such assets and properties as have been disposed of in the usual and ordinary course of business of the Acquired Companies since June 30, 2004, and any assets or properties acquired since such dates and, to Gold Fields' best knowledge and belief, there is no state of facts which could reasonably be expected to cause any such title not to be so owned or to be subject to any Encumbrances; except in each case for Encumbrances which individually and in the aggregate do not have a material adverse effect on the Acquired Companies.

  (p)
  SARB Approval.    Gold Fields has received written approval from SARB to the making by it of any payment contemplated by section 16.

  (q)
  Undertakings to Vote.    Gold Fields has obtained irrevocable undertakings from each of the directors and senior officers of Gold Fields identified with reference to this subsection 6(q) in the Gold Fields Disclosure Letter to vote the common shares of Gold Fields beneficially owned or controlled by them in favour of the Transaction.

  (r)
  Consents, Etc.    No consent, approval, order or authorization of, or declaration or filing with, any governmental authority or other person is required to be obtained by any Gold Fields Group Company in connection with the execution and delivery of this Agreement or the completion by any Gold Fields Group Company of the Transaction other than (i) filings with and approvals required by securities regulatory authorities having jurisdiction and stock exchanges on which any of Gold Field's securities are listed, (ii) the consents, waivers, permits, orders or approvals referred to in this Agreement or the Gold Fields Disclosure Letter and (iii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a material adverse effect on the Acquired Companies.

  (s)
  Absence of Changes.    Since June 30, 2004, except as publicly disclosed by Gold Fields prior to the date hereof or pursuant to a Permitted Gold Fields Transaction:

  (i)
  each Acquired Company has conducted its business only in the ordinary and regular course of business consistent with past practice;

  (ii)
  no Acquired Company has incurred or suffered an adverse change;

  (iii)
  there has not been any acquisition or sale by any Acquired Company of any material property or assets;

  (iv)
  other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by any Acquired Company of any debt for borrowed money, any creation or assumption by any Acquired Company of any Encumbrance, any making by any Acquired Company of any loan, advance or capital contribution to or investment in any other person (other than (a) loans or advances made in the ordinary and regular course of business and (b) loans made to another Acquired Company) or any entering into, amendment of, relinquishment, termination or non-renewal by any Acquired Company of any contract, agreement, licence, lease transaction, commitment or other right or obligation;

    (v)
    other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by any Acquired Company to any of their respective directors or officers or any grant to any such director or officer of any material increase in severance or termination pay or any material increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

    (vi)
    no Acquired Company has effected any material change in its accounting methods, principles or practices; and

    (vii)
    neither Gold Fields nor any Vendor or Acquired Company has adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan which, in the case of Gold Fields or any Vendor, is maintained in whole or in part for the benefit of any Acquired Company;

    other than events, actions or matters which would not, individually or in the aggregate, have a material adverse effect on the Acquired Companies.

  (t)
  Employment Agreements.

  (i)
  No Acquired Company is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of such Acquired Company which cannot be terminated without payment upon a maximum of twelve months' notice;

  (ii)
  no Acquired Company has any employee or consultant whose employment or contract with such Acquired Company cannot be terminated without payment upon a maximum of twelve months' notice; and

  (iii)
  no Acquired Company is (a) a party to or bound by any collective bargaining agreement, (b) to the best knowledge and belief of Gold Fields, subject to or affected by any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement or (c) subject to any current, or, to the best knowledge and belief of Gold Fields, pending or threatened strike or lockout.

  (u)
  Books and Records.    Since the date each Acquired Company was acquired or incorporated by Gold Fields, the corporate records and minute books of such Acquired Company have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy, individually or in the aggregate, would not have a material adverse effect on the Acquired Companies. The financial books and records and accounts of each Acquired Company in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of such Acquired Company and (iii) accurately and fairly reflect the basis for the Directly Acquired Companies' Financial Statements. Each Acquired Company is subject to or has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management of such Acquired Company and (b) transactions are recorded as necessary (i) to permit preparation of financial statements in conformity with applicable generally accepted accounting principles or any criteria applicable to such financial statements and (ii) to maintain accountability for assets and liabilities.

  (v)
  Insurance.    The Gold Fields Group maintains policies of insurance for the benefit of the Acquired Companies in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

  (w)
  Environmental.    Since the date Gold Fields incorporated or acquired each Acquired Company there has been no Environmental Condition and, to the best knowledge and belief of Gold Fields, prior to the date Gold Fields acquired an Acquired Company, with respect to such Acquired Company there existed no Environmental Condition which, individually or in the aggregate, had or is reasonably likely to have a material adverse effect on the Acquired Companies.

  (x)
  Tax Matters.    Each Acquired Company has filed or caused to be filed, in a timely manner all Tax Returns required to be filed by it (all of which Tax Returns were correct and complete in all material respects) and has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a material adverse effect on the Acquired Companies. Each Directly Acquired Company has provided adequate accruals in accordance with applicable generally accepted accounting principals in its Directly Acquired Companies' Financial Statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since June 30, 2004, no material liability for Taxes not reflected in the Directly Acquired Companies' Financial Statements, the Consolidated Trial Balances or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the best knowledge and belief of Gold Fields, there are no material proposed (but unassessed) additional Taxes and none have been asserted by any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to any Acquired Company. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

  (y)
  Intellectual Property.    To the best knowledge and belief of Gold Fields, the Acquired Companies own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are material to the conduct of the business of the Acquired Companies.

  (z)
  Pension and Employee Benefits.

  (i)
  Gold Fields, each Vendor and each Acquired Company has complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of such Acquired Company, or, in the case of Gold Fields and each Vendor, which are owed to any directors, officers or employees of such Acquired Company by Gold Fields or such Vendor as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon such Acquired Company or, in the case of Gold Fields and each Vendor, which are maintained in whole or in part for the benefit of such Acquired Company (collectively the "Acquired Company Benefit Plans" and each, individually an "Acquired Company Benefit Plan") and all Acquired Company Benefit Plans are fully funded and in good standing with such regulatory authorities as may be applicable and no notice with respect thereto of underfunding, non-compliance, failure to be in good standing or otherwise has been received by Gold Fields, any Vendor or such Acquired Company from any such regulatory authority.

  (ii)
  No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Acquired Company Benefit Plan maintained by or binding upon any Acquired Company being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

  (aa)
  Compliance with Laws.    Since the date Gold Fields incorporated or acquired each Acquired Company, such Acquired Company has complied with and is not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a material adverse effect on the Acquired Companies and, to the best knowledge and belief of Gold Fields, prior to the date Gold Fields acquired an Acquired Company, such Acquired Company had complied with and was not in violation of any applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a material adverse effect on the Acquired Companies.

  (bb)
  Certain Contracts.    Other than agreements or obligations that have been entered into in the ordinary course of business and are typical in the mining industry but which neither individually nor in the aggregate could have a material adverse effect on the Acquired Companies, neither Gold Fields nor any Vendor or Acquired Company is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of the Acquired Companies is conducted, (ii) limit any business practice of any Acquired Company in any material respect, or (iii) restrict any acquisition or disposition of any property by any Acquired Company in any material respect.

7.     Covenants of IAMGOLD

  IAMGOLD hereby covenants and agrees with Gold Fields as follows:

  (a)
  IAMGOLD Meeting. IAMGOLD shall convene and hold a special meeting of its shareholders (the "IAMGOLD Meeting") for the purpose of considering the IAMGOLD Shareholder Resolutions as soon as reasonably practicable and in any event no later than December 7, 2004 or such later date as may be mutually agreed upon by IAMGOLD and Gold Fields and, in connection therewith, IAMGOLD shall:

  (i)
  as promptly as reasonably practicable, prepare, file and distribute to its shareholders in accordance with all applicable Laws a management information circular (the "IAMGOLD Circular"), together with any other documents required by applicable Laws in connection with the approval of the IAMGOLD Shareholder Resolutions by the shareholders of IAMGOLD, and give Gold Fields the opportunity to review and comment on the IAMGOLD Circular and all such other documents (all of which documents shall be reasonably satisfactory to Gold Fields before they are filed or distributed to shareholders);

  (ii)
  in a timely and expeditious manner, prepare, file and distribute to its shareholders any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the IAMGOLD Circular in accordance with all applicable Laws (which amendments or supplements shall be reasonably satisfactory to Gold Fields before they are filed or distributed to shareholders);

  (iii)
  solicit proxies to be voted at the IAMGOLD Meeting in favour of the IAMGOLD Shareholder Resolutions and otherwise use commercially reasonable efforts to obtain the approval of the required majority of votes to be cast by IAMGOLD shareholders in respect of the IAMGOLD Shareholder Resolutions;

  (iv)
  allow representatives of Gold Fields to attend the IAMGOLD Meeting; and

  (v)
  conduct the IAMGOLD Meeting in accordance with the Canada Business Corporations Act, the by-laws of IAMGOLD and as otherwise required by applicable Laws.

  (b)
  Satisfaction of Conditions.    Unless and until this Agreement is terminated in accordance with subsection 17(a), IAMGOLD will use its commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions to the completion of the Transaction at or before the Escrow Time and will take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to:

  (i)
  make all notifications and obtain all consents, approvals and authorizations as are required to be obtained by any IAMGOLD Group Company under any applicable Law or from any governmental entity or authority which would, if not obtained, materially impede the completion of the Transaction or have a material adverse effect on IAMGOLD;

    (ii)
    effect all necessary registrations, filings and submissions of information requested by any governmental entities or authorities required to be effected by them in connection with the Transaction;

    (iii)
    oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Transaction contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to complete, the Transaction; and

    (iv)
    cooperate with Gold Fields in connection with the performance by Gold Fields of its obligations hereunder, including cooperating with Gold Fields in applying for and obtaining, or causing to be applied for and obtained, all consents, orders and approvals required by Gold Fields in connection with the completion of the Transaction.

  (c)
  Information for the Gold Fields Circular.    IAMGOLD shall promptly furnish to Gold Fields all information concerning IAMGOLD as may be required for the preparation of the Gold Fields Circular (subject to obtaining any necessary consents to the disclosure of such information, which consents IAMGOLD shall use its commercially reasonable efforts to obtain) and hereby covenants that no information furnished by IAMGOLD in connection therewith or otherwise in connection with the completion of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided.

  (d)
  IAMGOLD Circular.    IAMGOLD shall ensure that the IAMGOLD Circular complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that the IAMGOLD Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to Gold Fields or the Acquired Companies which is provided by Gold Fields).

  (e)
  Usual Course of Business.    Except (i) in connection with completing the Permitted IAMGOLD Transactions in accordance with the IAMGOLD Disclosure Letter or (ii) as required to complete the Transaction, IAMGOLD shall conduct its business only in, and shall not take any action except in, the usual, ordinary and regular course of business of IAMGOLD and consistent with past practices of IAMGOLD and, for such purposes, any third party debt financing (which may be secured on shares and assets of the IAMGOLD Group or unsecured) obtained by any IAMGOLD Group Company for bona fide business purposes will be deemed to be in the usual, ordinary and regular course.

  (f)
  Prohibited Actions.    Except in connection with completing the Permitted IAMGOLD Transactions in accordance with the IAMGOLD Disclosure Letter or as required to complete the Transaction, prior to the completion of the Transaction, without the prior written consent of Gold Fields, IAMGOLD shall not:

  (i)
  undertake, or permit any other IAMGOLD Group Company to undertake, any merger, amalgamation, business combination, reorganization, recapitalization, liquidation, transfer of assets, issuance of treasury securities or any other transaction, except in each case with or to another IAMGOLD Group Company, which would have the effect of changing the direct or indirect legal or beneficial ownership of, or create any Encumbrance on, the shares or material assets of any of the subsidiaries of IAMGOLD or any IAMGOLD Significant Interest Company or enter into any agreement or commitment in respect of any of the foregoing;

  (ii)
  (a) issue any common shares other than pursuant to options, warrants or other securities exercisable or convertible into or exchangeable for, or other rights to acquire, IAMGOLD common shares which are currently outstanding as of the date hereof, (b) amend the terms of any such options, warrants or other securities, (c) issue any additional options, warrants or other securities exercisable or convertible into or exchangeable for IAMGOLD common shares or (d) enter into or grant any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any unissued securities of IAMGOLD;

    (iii)
    reduce its capital in respect of any class of securities of IAMGOLD;

    (iv)
    declare, set aside or pay any dividend payable in cash, securities, property or otherwise with respect to the shares of IAMGOLD (other than the Special Dividend) or make any other distribution whatsoever to the holders of IAMGOLD's securities;

    (v)
    amend or propose to amend the articles or by-laws (or their equivalent) of any IAMGOLD Group Company;

    (vi)
    split, combine or reclassify any of the shares of any IAMGOLD Group Company;

    (vii)
    redeem, purchase or offer to purchase, or permit any other IAMGOLD Group Company to redeem, purchase or offer to purchase, any IAMGOLD common shares or any options or obligations or rights under existing contracts, agreements and commitments;

    (viii)
    acquire or agree to acquire, or permit any IAMGOLD Group Company to acquire or agree to acquire, any other person (or material interest therein) or division of any other person other than another IAMGOLD Group Company or in connection with a transaction otherwise permitted by this Agreement;

    (ix)
    (a) satisfy or settle, or permit any other IAMGOLD Group Company to satisfy or settle, any claims or disputes, except such as have been included in the IAMGOLD Financial Statements, which are, individually or in the aggregate, in an amount in excess of $1,500,000 or which constitute a claim or liability between IAMGOLD Group Companies (b) relinquish, or permit any other IAMGOLD Group Company to relinquish, any contractual rights which are, individually or in the aggregate, in an amount in excess of $1,500,000; or (c) enter into, or permit any other IAMGOLD Group Company to enter into, any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

    (x)
    except as otherwise permitted by this Agreement (a) incur or authorize, agree or otherwise become committed, or permit any other IAMGOLD Group Company to incur or authorize, agree or otherwise become committed to incur, any indebtedness for borrowed money or (b) provide or authorize, agree or otherwise become committed to provide, or permit any other IAMGOLD Group Company to incur or authorize, agree or otherwise become committed to provide, any guarantee for borrowed money; or

    (xi)
    except as required by Canadian generally accepted accounting practices, any other generally accepted accounting principle to which any IAMGOLD Group Company may be subject or any applicable Laws, make any changes to the existing accounting practices of any IAMGOLD Group Company or make any material tax election inconsistent with past practice.

  (g)
  Mvelaphanda Novation Agreement.    IAMGOLD shall execute and deliver at or before the Escrow Time an agreement (the "Mvelaphanda Novation Agreement") providing for the assignment to IAMGOLD of the rights and the assumption by it of the obligations of GFLMS under its agreement with Mvelaphanda Resources Limited which became effective on March 1, 2002 to the extent they relate to properties outside of the SADC, which agreement shall be effective as of the Completion Date and shall be acceptable to each of IAMGOLD and Gold Fields acting reasonably.

8.     Covenants of Gold Fields

  Gold Fields hereby covenants and agrees with IAMGOLD as follows:

  (a)
  Gold Fields Meeting.    Gold Fields shall convene and hold a special meeting of its shareholders (the "Gold Fields Meeting") for the purpose of considering the Transaction as soon as reasonably practicable and in any event no later than December 7, 2004 or such later date as may be mutually agreed upon by IAMGOLD and Gold Fields and, in connection therewith, Gold Fields shall:

  (i)
  as promptly as reasonably practicable, prepare, file and distribute to its shareholders in compliance with all applicable Laws a circular (the "Gold Fields Circular"), together with any other documents required by applicable Laws in connection with the approval of the Transaction by the shareholders of Gold Fields, and give IAMGOLD the opportunity to review and comment on the Gold Fields Circular and all such other documents (all of which documents shall be reasonably satisfactory to IAMGOLD before they are filed or distributed to shareholders);

    (ii)
    in a timely and expeditious manner, prepare, file and distribute to its shareholders any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Gold Fields Circular in accordance with all applicable Laws (which amendments or supplements shall be reasonably satisfactory to IAMGOLD before they are filed or distributed to shareholders);

    (iii)
    solicit proxies to be voted at the Gold Fields Meeting in favour of the approval of the Transaction and otherwise use commercially reasonable efforts to obtain the approval of the required majority of votes to be cast by Gold Fields shareholders in respect of the approval of the Transaction;

    (iv)
    allow representatives of IAMGOLD to attend the Gold Fields Meeting; and

    (v)
    conduct the Gold Fields Meeting in accordance with the articles of association of Gold Fields and as otherwise required by applicable Laws.

  (b)
  Satisfaction of Conditions.    Unless and until this Agreement is terminated in accordance with subsection 17(a), Gold Fields will use its commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions to the completion of the Transaction at or before the Escrow Time and will take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to:

  (i)
  make all notifications and obtain all consents, approvals and authorizations as are required to be obtained by any Gold Fields Group Company under any applicable Law or from any governmental entity or authority which would, if not obtained, materially impede the completion of the Transaction or have a material adverse effect on the Acquired Companies;

  (ii)
  effect all necessary registrations, filings and submissions of information requested by any governmental entities or authorities required to be effected by them in connection with the Transaction;

  (iii)
  oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Transaction or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to complete, the Transaction; and

  (iv)
  co-operate with IAMGOLD in connection with the performance by IAMGOLD of its obligations hereunder, including cooperating with IAMGOLD in applying for and obtaining, or causing to be applied for and obtained, all consents, orders and approvals required by IAMGOLD in connection with the completion of the Transaction.

  (c)
  Information for the IAMGOLD Circular.    Gold Fields shall promptly furnish to IAMGOLD all information concerning Gold Fields, the Vendors, the Acquired Companies and the Listed Acquired Interests as may be required for the preparation of the IAMGOLD Circular (subject to obtaining any necessary consents to the disclosure of such information, which consent Gold Fields shall use its commercially reasonable efforts to obtain) and hereby covenants that no information furnished by Gold Fields in connection therewith or otherwise in connection with the completion of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is provided.

  (d)
  Gold Fields Circular.    Gold Fields shall ensure that the Gold Fields Circular complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that the Gold Fields Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by IAMGOLD).

  (e)
  Usual Course of Business.    Except (i) in connection with completing the Permitted Gold Fields Transactions in accordance with the Gold Fields Disclosure Letter, (ii) as required to complete the Transaction and (iii) conduct or actions of Gold Fields or the Vendors that could not reasonably be expected to have an adverse effect on the Acquired Interests or the ability of Gold Fields or the Vendors to complete the Transaction, Gold Fields shall cause each Vendor and each Acquired Company to conduct its business only in, and to not take any action except in, the usual, ordinary and regular course of the businesses of the Acquired Companies taken as a whole and consistent with past practices of the Acquired Companies taken as a whole and, for such purposes, any debt or equity financing provided by any of the Acquired Companies or any debt financing provided by a third party (any of which debt financing may be guaranteed by or secured on shares and assets of the Acquired Companies or unsecured) to any of the Acquired Companies for bona fide business purposes of the Acquired Companies will be deemed to be in the usual, ordinary and regular course. Notwithstanding the foregoing, in the event of any proposed merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of the assets, recapitalization, reorganization, liquidation, exchange offer or any type of similar transaction involving (i) any of the Listed Directly Acquired Interests or (ii) any other entity whose securities are held by any of the Acquired Companies and are listed or posted for trading on any stock exchange or market (the "Listed Indirectly Acquired Interests" and, collectively with the Listed Directly Acquired Interests, the "Listed Acquired Interests"), any such transaction being referred to herein as a "Public Markets Transaction", Gold Fields, the Vendors or any Acquired Company, as the case may be, shall be entitled (after consultation with IAMGOLD) to participate in such transaction (whether by depositing Listed Acquired Interests to any such take-over bid or in any other manner in relation to any other form of Public Markets Transaction) on the same basis as other holders of such Listed Acquired Interests generally are entitled to so participate, provided that any consideration received by Gold Fields, the Vendors or the Acquired Companies upon the completion of such Public Markets Transaction shall form part of the Acquired Interests.

  (f)
  Prohibited Actions.    Except in connection with completing the Permitted Gold Fields Transactions in accordance with the Gold Fields Disclosure Letter or as required to complete the Transaction (including any Structure Changes), prior to the completion of the Transaction, without the prior written consent of IAMGOLD, Gold Fields shall not permit any Acquired Company to:

  (i)
  undertake any merger, amalgamation, business combination, reorganization, recapitalization, liquidation, transfer of material assets, issuance of treasury securities or any other transaction, except in each case with or to another Acquired Company, which would have the effect of changing the direct or indirect legal or beneficial ownership of, or create any Encumbrance on, the shares or material assets of any of the Acquired Companies or enter into any agreement or commitment in respect of any of the foregoing;

  (ii)
  (a) issue any securities other than to the Vendors or the Acquired Companies (in either such event, the issued securities shall be deemed to form part of the Acquired Interests) or any other persons listed in Schedules A, B or C as being holders of shares of or other interests in any Acquired Company, (b) amend the terms of any securities of the Acquired Companies which are currently outstanding as of the date hereof, or (c) enter into or grant any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any unissued securities other than by or to the Vendors or the Acquired Companies (in any such event, the agreement, right or privilege shall be deemed to form part of the Acquired Interests) or any other persons listed in Schedules A, B or C as being holders of shares of or other interests in any Acquired Company;

  (iii)
  reduce its capital in respect of any class of securities;

    (iv)
    declare, set aside or pay any dividend payable in cash, securities, property or otherwise with respect to the shares of such Acquired Company, or make any other distribution whatsoever to the holders of its securities, in each case other than to another Acquired Company;

    (v)
    amend or propose to amend its articles or by-laws (or their equivalent);

    (vi)
    split, combine or reclassify any of the shares of such Acquired Company;

    (vii)
    redeem, purchase or offer to purchase, any of its shares other than those held by another Acquired Company;

    (viii)
    acquire or agree to acquire any other person (or material interest therein) or division of any other person other than another Acquired Company or in connection with a transaction otherwise permitted by this Agreement;

    (ix)
    (a) satisfy or settle any claims or disputes, except such as have been included in the Directly Acquired Companies' Financial Statements, which are, individually or in the aggregate, in an amount in excess of $3,000,000 or which constitute a claim or liability between Acquired Companies (b) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $3,000,000; or (c) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

    (x)
    except as otherwise permitted by this Agreement or as disclosed in the Gold Fields Disclosure Letter (a) incur or authorize, agree or otherwise become committed to incur any indebtedness for borrowed money or (b) provide or authorize, agree or otherwise become committed to provide any guarantee for borrowed money; or

    (xi)
    except as required by International Financial Reporting Standards, any other generally accepted accounting principle to which such Acquired Company may be subject or any applicable Laws, make any changes to its existing accounting practices or make any material tax election inconsistent with past practice.

  (g)
  Net Cash Subscription Amount.    Gold Fields shall ensure that as at the Completion Date, the Net Cash Subscription Amount is not a negative amount.

  (h)
  Mvelaphanda Novation Agreement.    Gold Fields shall cause GFLMS to execute and deliver at or before the Escrow Time the Mvelaphanda Novation Agreement.

9.     Mutual Conditions of Transaction

  The respective obligations of IAMGOLD and Gold Fields to complete the Transaction shall be subject to the satisfaction or waiver of the following conditions to be performed or complied with at or prior to the Escrow Time as defined in section 13 hereof:

  (a)
  the shareholders of IAMGOLD shall have approved, in accordance with applicable Laws, the resolution referred to in subsection 1(a)(xii)A;

  (b)
  the TSX and the NYSE, or failing an NYSE listing for the IAMGOLD common shares, the AMEX shall have conditionally approved the listing thereon of the Consideration Shares, subject only to compliance with the usual requirements of such exchanges;

  (c)
  all of the rights, benefits, obligations and liabilities of GF Ghana Holdings pursuant to existing management contracts and all other agreements between GF Ghana Holdings and each of the Ghana JV Companies will have been transferred by way of novation, as of and with effect from the Completion Date, to IAMGOLD or a current or future subsidiary of IAMGOLD, as directed by Gold Fields, pursuant to novation agreements in form and substance reasonably satisfactory to each of IAMGOLD and Gold Fields;

  (d)
  IAMGOLD and Gold Fields shall have entered into the Anti-Dilution Agreement and the Relationship Agreement, each as of and with effect from the Completion Date;

  (e)
  (i) the satisfaction of the requirements of the JSE Securities Exchange, South Africa in relation to the Transaction and (ii) the written approval of the Minister of Industry pursuant to the Investment Canada Act, each substantially as requested in applications by or on behalf of Gold Fields or IAMGOLD, as the case may be, a copy of which applications has been (or, in the case of applications which have not been made as of the date hereof, the substance of which applications will be disclosed to the other party and a copy of which applications will be) provided by the party making same to the other party, shall have been obtained on terms reasonably satisfactory to each of Gold Fields and IAMGOLD; and

  (f)
  Gold Fields shall have obtained all required approvals, consents, waivers, permits, exemptions and orders and agreements and all amendments and modifications to agreements, indentures and arrangements which may be necessary or desirable in connection with, and shall have caused to occur, the transfer of all of its indirect interests in (i) Kisenge Limited and its subsidiaries Cluff Mining Congo SPRL and Mines d'Or de Kisenge SARL, (ii) the Tembo project in Tanzania and (iii) the Okimo project in the Democratic Republic of the Congo to one or more subsidiaries of Gold Fields which are not Acquired Companies, all on terms which would not reasonably be expected to have any residual adverse effect on IAMGOLD or any IAMGOLD Group Company, on the Acquired Interests taken as a whole or on the ability of the parties to complete the Transaction in accordance with the terms hereof.

  The foregoing conditions are for the mutual benefit of the parties hereto and may be waived in respect of a party, in whole or in part, by such party in writing at any time. If any of such conditions shall not be satisfied or waived at or before the Escrow Time or, if earlier, the date required for the performance thereof, then any party may terminate this Agreement by written notice to the others provided that the failure to satisfy such condition is not the result, directly or indirectly, of a breach of this Agreement by the terminating party.

10.   Conditions Precedent to the Obligations of IAMGOLD

  The obligation of IAMGOLD to complete the Transaction shall be subject to the satisfaction or waiver of the following conditions to be performed or complied with at or prior to the Escrow Time:

  (a)
  Gold Fields, the Vendors and the Acquired Companies shall have performed and complied in all material respects with all of the covenants and obligations required to be performed or complied with by Gold Fields, the Vendors or the Acquired Companies, as the case may be, prior to the Escrow Time;

  (b)
  the representations and warranties of Gold Fields contained in this Agreement which are qualified by the expression "material adverse effect" or the word "material" shall be true and accurate when made and as of the Escrow Time and all other representations and warranties of Gold Fields contained in this Agreement shall be true and accurate in all material respects when made and as of the Escrow Time, in each case with the same force and effect as if they had been made at the Escrow Time;

  (c)
  from the date of this Agreement to the Escrow Time, there shall not have been any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on the Acquired Companies;

  (d)
  there shall have been obtained releases or terminations effective as of the Completion Date in form and substance reasonably satisfactory to IAMGOLD in respect of any obligations or liabilities of any of the Acquired Companies pursuant to any agreement, arrangement or understanding to provide any guarantee, indemnity or other financial support in relation to any debts, liabilities or obligations of Gold Fields or any of its subsidiaries other than the Acquired Companies;

  (e)
  all governmental, court, regulatory, third person and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements which, if not obtained, agreed, amended, modified or terminated in connection with the completion of the Transaction, would have, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on IAMGOLD or its shareholders or the Acquired Companies or which could materially impede the completion of the Transaction and which are not otherwise specifically described in this Agreement, including those described in the IAMGOLD Disclosure Letter or the Gold Fields Disclosure Letter, shall have been obtained or received on terms that are reasonably satisfactory to IAMGOLD;

  (f)
  there shall not be in force any Laws, and there shall have been no action taken under any applicable Laws or by any government, governmental entity or authority or regulatory authority which

  (i)
  makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction, or

  (ii)
  results or could reasonably be expected to result in a judgment, order, decree or assessment of damages relating to the Transaction which is, or could be, directly or indirectly, relating to the Transaction which has, or could reasonably be expected to have, a material adverse effect on IAMGOLD or the Acquired Companies;

  (g)
  other than in the normal course of business, (i) there shall have been no material change in the employment arrangements of any senior officer of any Acquired Company from the date hereof and (ii) no Acquired Company shall have hired any additional senior officer;

  (h)
  IAMGOLD shall have been furnished with such customary certificates, affidavits and statutory declarations of Gold Fields, the Vendors and the Acquired Companies or of officers of Gold Fields, the Vendors and the Acquired Companies as IAMGOLD or IAMGOLD's counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to be performed or complied with by Gold Fields, the Vendors and the Acquired Companies, as the case may be, at or prior to the Escrow Time have been performed and complied with and that the representations and warranties of Gold Fields herein given are true and correct at the Escrow Time;

  (i)
  IAMGOLD shall have been provided with an opinion of Edward Nathan & Friedland to the effect that all South African regulatory requirements required to be satisfied by Gold Fields in connection with the completion of the Transaction have been satisfied; and

  (j)
  Gold Fields shall have executed and delivered, or caused to be executed and delivered such customary agreements, instruments of transfer and assignment, certificates, resolutions and other documents giving effect to the Transaction as of the Completion Date as are typical for a transaction similar in nature to the Transaction or as may be required by IAMGOLD, acting reasonably, all in form satisfactory to IAMGOLD, acting reasonably.

  The foregoing conditions are for the benefit of IAMGOLD and may be waived, in whole or in part, by IAMGOLD in writing at any time. If any of such conditions shall not be satisfied or waived at or before the Escrow Time or, if earlier, the date required for the performance thereof, then IAMGOLD may terminate this Agreement by written notice to Gold Fields and the Vendors provided that the failure to satisfy such condition is not the result, directly or indirectly, of a breach of this Agreement by IAMGOLD.

11.   Conditions Precedent to the Obligations of Gold Fields

  The obligations of Gold Fields to complete the Transaction shall be subject to the satisfaction or waiver of the following conditions to be performed or complied with at or prior to the Escrow Time:

  (a)
  IAMGOLD and the other IAMGOLD Group Companies shall have performed and complied in all material respects with all of the covenants and obligations required to be performed or complied with by IAMGOLD or the other IAMGOLD Group Companies, as the case may be, prior to the Escrow Time;

  (b)
  the representations and warranties of IAMGOLD contained in this Agreement which are qualified by the expression "material adverse effect" or the word "material" shall be true and accurate when made and as of the Escrow Time and all other representations and warranties of IAMGOLD contained in this Agreement shall be true and accurate in all material respects when made and as of the Escrow Time, in each case with the same force and effect as if they had been made at the Escrow Time;

  (c)
  from the date of this Agreement to the Escrow Time, there shall not have been any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on IAMGOLD;

  (d)
  there shall have been obtained releases or terminations effective as of the Completion Date in form and substance reasonably satisfactory to Gold Fields in respect of any obligations or liabilities of Gold Fields or any of its subsidiaries other than the Acquired Companies, pursuant to any agreement, arrangement or understanding, to provide any guarantee, indemnity or other financial support in relation to any debts, liabilities or obligations of any of the Acquired Companies;

  (e)
  all governmental, court, regulatory, third person and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements which, if not obtained, agreed, amended, modified or terminated in connection with the completion of the Transaction, would have, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Gold Fields, IAMGOLD, their respective shareholders, any Vendor or the Acquired Companies or which could materially impede the completion of the Transaction and which are not otherwise specifically described in this Agreement, including those described in the IAMGOLD Disclosure Letter or the Gold Fields Disclosure Letter, shall have been obtained or received on terms that are reasonably satisfactory to Gold Fields;

  (f)
  there shall not be in force any Laws, and there shall have been no action taken under any applicable Laws or by any government, governmental entity or authority or regulatory authority which

  (i)
  makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction, or

  (ii)
  results or could reasonably be expected to result in a judgment, order, decree or assessment of damages relating to the Transaction which is, or could be, directly or indirectly, relating to the Transaction which has, or could reasonably be expected to have, a material adverse effect on Gold Fields, IAMGOLD, any Vendor or the Acquired Companies;

  (g)
  since the date of this Agreement no person together with its joint actors shall have acquired beneficial ownership of, or exercise control or direction over, directly or indirectly, in aggregate more than 20% of the then issued and outstanding common shares of IAMGOLD;

  (h)
  other than in the normal course of business, (i) there shall have been no material change in the employment arrangements of any senior officer of any IAMGOLD Group Company from the date hereof and (ii) no IAMGOLD Group Company shall have hired any additional senior officer;

  (i)
  IAMGOLD shall have (i) procured the resignations of and releases (in form and substance reasonably acceptable to Gold Fields) from the five directors not remaining as directors of IAMGOLD as contemplated by subsection 3(b), (ii) taken all such action as may be necessary to increase the number of IAMGOLD's directors to ten and (iii) elected or appointed seven nominees of Gold Fields as directors, all effective as of the Completion Date;

  (j)
  the TSX and the NYSE, or failing a listing of the common shares of IAMGOLD on the NYSE, the AMEX shall have given written confirmation to Gold Fields on terms that are reasonably satisfactory to Gold Fields that the Consideration Shares will not be subject to any escrow requirements of such exchanges;

  (k)
  IAMGOLD and Gold Fields shall have entered into the Registration Rights Agreement as of and with effect from the Completion Date;

  (l)
  the shareholders of IAMGOLD shall have approved, in accordance with applicable Laws, the resolutions referred to in subsection 1(a)(xii) B, C and D;

  (m)
  the shareholders of Gold Fields shall have approved the Transaction in the manner determined by the directors of Gold Fields;

  (n)
  Mvelaphanda Resources Limited shall have executed and delivered the Mvelaphanda Novation Agreement;

  (o)
  Gold Fields shall have been furnished with such customary certificates, affidavits and statutory declarations of IAMGOLD or of officers of IAMGOLD as Gold Fields or Gold Fields' counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to be performed or complied with by the IAMGOLD Group Companies at or prior to the Escrow Time have been performed and complied with and that the representations and warranties of IAMGOLD are true and correct at the Escrow Time; and

  (p)
  IAMGOLD shall have executed and delivered, or caused to be executed and delivered, at the closing of the Transaction such customary agreements, instruments of transfer and assignment, certificates, resolutions and other closing documents giving effect to the Transaction as of the Completion Date as are typical for a transaction similar in nature to the Transaction or as may be required by Gold Fields, acting reasonably, all in form satisfactory to Gold Fields, acting reasonably.

  The foregoing conditions are for the benefit of Gold Fields and may be waived, in whole or in part, by Gold Fields in writing at any time. If any of such conditions shall not be satisfied or waived at or before the Escrow Time or, if earlier, the date required for the performance thereof, then Gold Fields or any of the Vendors may terminate this Agreement by written notice to IAMGOLD provided that the failure to satisfy such condition is not the result, directly or indirectly, of a breach of this Agreement by Gold Fields or any of the Vendors.

12.   Merger of Conditions

  The conditions set out in sections 9, 10 and 11 shall be conclusively deemed to have been satisfied, fulfilled or waived as at the Escrow Time, provided that, for greater certainty, subsections 7(e) and (f) and 8(e) and (f) and any other provisions necessary to give effect to the full intent and meaning of this Agreement shall continue in full and effect until the Completion Date or as otherwise provided herein.

13.   Escrow Closing; Completion Date

  (a)
  IAMGOLD and Gold Fields shall use their commercially reasonable efforts to close the Transaction in escrow (the "Escrow Closing") by December 15, 2004 (the "Escrow Date"), provided that IAMGOLD or Gold Fields shall be entitled to unilaterally extend the Escrow Date to a date not later than December 21, 2004. For greater certainty, in the event that the Escrow Closing has not occurred by December 21, 2004, each of IAMGOLD and Gold Fields shall be entitled to terminate this Agreement.

  (b)
  The Escrow Closing shall take place at the offices of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto, Ontario at 9:00 a.m. Toronto time (the "Escrow Time") on the Escrow Date provided that all conditions for the completion of the Transaction have then been fulfilled or waived except for the declaration and payment by IAMGOLD of the Special Dividend, or at such other place, Escrow Time or date as may be agreed to by IAMGOLD and Gold Fields.

  (c)
  The completion of the Transaction shall occur during the period between the Escrow Date and the later of:

  (i)
  a date not later than January 5, 2005 designated by Gold Fields, and

  (ii)
  eight business days following the date of the Escrow Closing, being the date when the Special Dividend is to be paid,

    (the "Completion Date") and each step involved in the completion of the Transaction shall occur, and for all purposes shall be deemed and construed to have occurred, as of and with effect from the time and/or date specified in the Structure Notice.

14.   No Solicitation

  Subject to all Laws applicable to IAMGOLD and Gold Fields, respectively, during the period commencing on the date hereof and continuing until the earlier of the completion of the Transaction and the Termination Date, neither of IAMGOLD or Gold Fields shall, directly or indirectly, nor shall it authorize or permit any of its Representatives to, directly or indirectly:

  (a)
  solicit, initiate, encourage, engage in or respond to any inquiries or proposals other than the Transaction (each an "Acquisition Proposal") regarding (i) in the case of IAMGOLD, any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer or any type of similar transaction which would or could, in any case, constitute a de facto acquisition or change of control of IAMGOLD, or (ii) in the case of Gold Fields, any transaction (other than any Public Markets Transaction) which would or could result in the acquisition by any person other than a Gold Fields Group Company of any or any part of the Acquired Interests;

  (b)
  participate in any discussions or negotiations regarding any Acquisition Proposal;

  (c)
  withdraw or modify in a manner adverse to the other party hereto the approval of its directors of the Transaction;

  (d)
  agree to, approve or recommend an Acquisition Proposal; or

  (e)
  enter into any agreement related to an Acquisition Proposal;

  provided, however, that subject as hereinafter provided, nothing in this section 14 shall (A) prevent IAMGOLD from completing the Permitted IAMGOLD Transactions or Gold Fields from completing the Permitted Gold Fields Transactions, (B) prevent IAMGOLD from furnishing non-public information to, or entering into a confidentiality agreement and/or discussions with, any person in response to a bona fide unsolicited Acquisition Proposal that is submitted by such person after this section 14 takes effect and which is not withdrawn if, prior to furnishing such non-public information to, entering into a confidentiality agreement with, or entering into discussions with, such person, IAMGOLD gives Gold Fields written notice of its intention to furnish non-public information to, enter into a confidentiality agreement with, or enter into discussions with, such person or (C) prevent Gold Fields from publicly disclosing details of an Acquisition Proposal and making such statements and recommendations relative to the Transaction and such Acquisition Proposal as may be required pursuant to applicable Laws if the directors of Gold Fields conclude in good faith, after consultation with counsel, that such actions are required in order for them to comply with applicable Laws, provided that Gold Fields shall be precluded from accepting or entering into any agreement in respect thereof prior to the termination of this Agreement. IAMGOLD and Gold Fields shall immediately after the execution hereof terminate all existing discussions or negotiations with any person (except the other of them) with respect to any potential Acquisition Proposal (other than, in the case of IAMGOLD, the Permitted IAMGOLD Transactions and, in the case of Gold Fields, the Permitted Gold Fields Transactions). Concurrent with the execution hereof, IAMGOLD and Gold Fields shall advise the other of them of any current Acquisition Proposal and IAMGOLD and Gold Fields shall promptly notify the other of them of any future Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any of the foregoing or any request for non-public information relating to them. Such notice shall include a description of the material terms and conditions of any such proposal and the identity of the person making such proposal, inquiry, request or contact.

15.   Superior Proposals

  Neither IAMGOLD nor its directors shall, in respect of any Acquisition Proposal, accept, approve or recommend or enter into any agreement in respect of such Acquisition Proposal unless:

  (a)
  the directors of IAMGOLD have determined in good faith that such Acquisition Proposal constitutes a Superior Proposal;

  (b)
  Gold Fields has been provided with a copy of the document containing such Superior Proposal (with such deletions as are necessary to protect any confidential portions of such document, provided that the material terms and conditions of, and the identity of the person making, such Superior Proposal may not be deleted);

  (c)
  five business days have elapsed from the later of the date on which Gold Fields received notice of the determination of IAMGOLD to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal and the date Gold Fields received a copy of the Superior Proposal, and (A) Gold Fields has not, within such five business day period, made an offer in writing to amend this Agreement to at least match the Superior Proposal (a "Matching Offer") or (B) Gold Fields has made a Matching Offer and the directors of IAMGOLD determine (which determination need not be made within such five day period) in good faith, after consultation with and receiving advice from, as appropriate, their respective financial, legal and other advisors, that such Matching Offer would not, if consummated in accordance with its terms, result in a transaction:

  (i)
  which is equivalent or superior, from a financial point of view, to IAMGOLD to the Superior Proposal (and IAMGOLD shall have received a written opinion from its financial advisers substantially to such effect); or

  (ii)
  the acceptance of which by IAMGOLD, having regard to all of the then prevailing circumstances, would be more likely to result in the performance by the directors of IAMGOLD of their fiduciary obligations under applicable Laws;

  (d)
  IAMGOLD terminates this Agreement pursuant to subsection 17(a) if Gold Fields has elected not to match the Superior Proposal or if an offer made by Gold Fields under subsection 15(c) is not accepted by IAMGOLD; and

  (e)
  IAMGOLD makes the payment contemplated by, and in accordance with, section 16.

  In this Agreement, "Superior Proposal" means a bona fide unsolicited Acquisition Proposal received by IAMGOLD after the date hereof: (A) that is not conditional on obtaining financing and (B) in respect of which the directors of IAMGOLD have determined in good faith, after consultation with and receiving advice from, as appropriate, its financial, legal and other advisors, that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction:

    (i)
    which is superior, from a financial point of view, to IAMGOLD and/or its shareholders to the Transaction (and IAMGOLD shall have received a written opinion from its financial advisers substantially to such effect); or

    (ii)
    the acceptance of which by IAMGOLD, having regard to all of the then prevailing circumstances, would be more likely to result in the performance by the directors of IAMGOLD of their fiduciary obligations under applicable Laws.

  For purposes of this section 15, each successive financial modification of an Acquisition Proposal in respect of IAMGOLD shall constitute a new Acquisition Proposal and shall initiate a new five business day period pursuant to subsection 15(c).

16.   Termination Fee

  If:

  (a)
  IAMGOLD terminates this Agreement in accordance with subsection 17(a)(i); or

  (b)
  this Agreement is terminated following public disclosure by Gold Fields referred to in subsection 14(C) and, within 180 days after such termination, Gold Fields accepts or enters into an agreement with respect to an Acquisition Proposal in respect of which it made a recommendation pursuant to applicable Laws;

  (any such event being a "Triggering Event"), then IAMGOLD (in the case of an event referred to in subsection 16(a)) or Gold Fields (in the case of an event referred to in subsection 16(b)) (in either case, the

  "Target Party") shall pay to the other (the "Non-Target Party") an amount in cash equal to US$20,000,000 in immediately available funds to an account designated by the Non-Target Party. Such payment shall be made, in the case of a termination referred to in subsection 16(a), concurrently with such termination and, in the circumstances set forth in subsection 16(b), at the earliest time that such Acquisition Proposal is accepted, approved or recommended or an agreement with respect to such Acquisition Proposal is executed. The obligation to make any payment required by this section 16 shall survive any termination of this Agreement. Each of IAMGOLD and Gold Fields hereby acknowledges that the payment amount set out in this section 16 is a payment of liquidated damages which is a genuine pre-estimate of the damages which the Non-Target Party will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Transaction and is not a penalty. Each of IAMGOLD and Gold Fields hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of such amount by the Non-Target Party, the Non-Target Party shall have no further claim against the Target Party in respect of the failure to complete the Transaction, provided that nothing herein shall preclude the Non-Target Party from seeking injunctive relief to restrain any breach or threatened breach by the Target Party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection herewith.

17.   Termination

  (a)
  Termination Events.    This Agreement may be terminated:

  (i)
  by IAMGOLD in the circumstances set out in subsection 15(d);

  (ii)
  by Gold Fields or IAMGOLD in the circumstances set out in subsection 13(a) or if any condition set out in section 9 is not satisfied or waived by the Escrow Time;

  (iii)
  by IAMGOLD if any condition set out in section 10 is not satisfied or waived by the Escrow Time; or

  (iv)
  by Gold Fields if any condition set out in section 11 is not satisfied or waived by the Escrow Time;

    by giving written notice of such termination to the other parties. The date upon which this Agreement is terminated pursuant to this subsection 17(a) is referred to herein as the "Termination Date".

  (b)
  Survival.    The respective obligations of the parties pursuant to section 16 and this subsection 17(b) and subsections 19(b), (d), (e), (f), (g), (h), (j), (k), (l) and (m) shall survive any termination of this Agreement.

18.   Notices

  Any demand, notice or other communication to be given under this Agreement shall be given in writing and shall be given by personal delivery or by facsimile transmission addressed to the recipient as follows:

  (a)
  To Gold Fields, GF Ghana Holdings or GF Guernsey:

    24 St. Andrews Road
    Parktown, 2193
    South Africa

    Attention: Chief Executive Officer
    Facsimile No.: 27-11-484-0682

    with a copy to:

    McCarthy Tétrault LLP
    Suite 4700
    Toronto Dominion Bank Tower
    Toronto, Ontario
    M5K 1E6

    Attention: René Sorell
    Facsimile No: 416-868-0673

  (b)
  To IAMGOLD:

    5th Floor
    220 Bay Street
    Toronto, Ontario
    M5J 2W4

    Attention: Joseph Conway
    Facsimile No.: 416-360-4764

    with a copy to:

    Fraser Milner Casgrain LLP
    39th Floor
    1 First Canadian Place
    100 King Street West
    Toronto, Ontario
    M5X 1B2

    Attention: Franklin Davis
    Facsimile No.: 416-863-4592

  or to such other address, individual or facsimile number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given on a business day during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on a business day.

19.   Miscellaneous

  (a)
  Directors and Officers Insurance.    IAMGOLD shall obtain and maintain for a period of 18 months following the Completion Date "run-off" insurance in favour of its officers and directors that provides coverage substantially equivalent to the coverage provided by IAMGOLD's existing directors and officers insurance, provided that the same is available on terms and at a cost that is acceptable to Gold Fields and IAMGOLD each acting reasonably.

  (b)
  Costs.    Except as provided in section 16, each of IAMGOLD and Gold Fields shall pay its own costs and expenses (including all legal, accounting, tax, and financial advisory fees and expenses) in connection with the Transaction including expenses related to the preparation, execution and delivery of this Agreement and the documents required hereunder.

  (c)
  Public Announcements.    IAMGOLD and Gold Fields agree to coordinate the public disclosure and presentations made by them with respect to the Transaction. IAMGOLD and Gold Fields further agree that there will be no public announcement or other disclosure of the Transaction or of the matters dealt with herein unless they have mutually agreed thereto or unless otherwise required by applicable law or by regulatory instrument, rule or policy based on the advice of counsel. If either IAMGOLD or Gold Fields is required by applicable law or regulatory instrument, rule or policy to make a public announcement with respect to the Transaction, such party will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement.

  (d)
  Governing Law.    This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, and each of the parties irrevocably attorns to the non-exclusive jurisdiction of the courts of such province.

  (e)
  Amendment.    Except for any amendments to this Agreement made in accordance with subsection 2(e), this Agreement may be amended only by written agreement of the parties hereto.

  (f)
  Assignment.    None of the parties hereto may assign its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

  (g)
  Binding Effect.    This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

  (h)
  Waiver.    Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing and executed by the party hereto granting such waiver or right and, unless otherwise provided, shall be limited to the specific matter, and the occurrence thereof, identified in such waiver or release.

  (i)
  Confidentiality Agreement.    The parties acknowledge that the transactions contemplated by this Agreement are subject to a reciprocal confidentiality agreement dated July 14, 2004 between Gold Fields and IAMGOLD (the "Confidentiality Agreement"), which agreement shall continue in full force and effect. For greater certainty, this Agreement and any discussions in connection therewith shall be treated by the parties hereto as strictly confidential and shall not (without the prior consent of the other party hereto or except as contemplated or provided herein or as may be required to comply with applicable laws or regulatory requirements) be disclosed by either party hereto to any person other than a director, officer, employee, agent, shareholder or professional advisor of or to that party hereto with a need to know for purposes connected with the Transaction or other matters contemplated by this Agreement and then only on a confidential basis and also on the basis that the party hereto concerned will be liable for any breach of confidentiality by a person to whom it makes disclosure. In the event of a conflict between the provisions hereof and any provision of the Confidentiality Agreement, the provisions hereof shall prevail.

  (j)
  Entire Agreement.    This Agreement, together with the Confidentiality Agreement, the IAMGOLD Disclosure Letter and the Gold Fields Disclosure Letter, contains the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings with respect thereto.

  (k)
  Further Assurances.    Each of the parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party hereto may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

  (l)
  Time of the Essence.    Time shall be of the essence in this Agreement.

  (m)
  Severability.    If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

  (n)
  Execution in Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

IAMGOLD CORPORATION
By:	(Signed) "Larry E. Phillips"

	Name:	Larry E. Phillips
	Title:	Vice-President, Corporate Affairs and Corporate Secretary
GOLD FIELDS LIMITED
By:	(Signed) "Nicholas J. Holland"

	Name:	Nicholas J. Holland
	Title:	Chief Financial Officer
GOLD FIELDS GHANA HOLDINGS LIMITED
By:	(Signed) "Craig J. Nelsen"

	Name:	Craig J. Nelsen
	Title:	Director
GOLD FIELDS GUERNSEY LIMITED
By:	(Signed) "Craig J. Nelsen"

	Name:	Craig J. Nelsen
	Title:	Director

Schedule A
DIRECTLY ACQUIRED COMPANIES

Name of Company	Jurisdiction	Issued and Outstanding Shares	Shareholder(s)	Shares Held

Part 1 — Orogen

Orogen Holding (BVI) Limited	B.V.I.	150 ordinary shares	GFLMS	All

Part 2 — GFG Directly Held Companies

Gold Fields Bolivia SRL	Bolivia	1,000 shares	GF Guernsey Consultancy & Secretarial Services Limited	999 shares 1 share

Gold Fields Do Brasil Mineração	Brazil	20,000,000 shares	GF Guernsey R. Jannas	19,999,999 shares 1 share

Gold Fields Ecuador Ltd.	Guernsey	12 ordinary shares	GF Guernsey RBC Trustees (Guernsey) Limited RBC Corporate Services (Guernsey) Limited	10 shares 1 share 1 share

Minera Gold Fields Peru SA	Peru	10,053 shares	GF Guernsey Raymond Jannas Runco	10,051 shares 2 shares

Gold Fields Mexico SA de CV	Mexico	2,579,255 shares	GF Guernsey Gold Fields Exploration BV	2,579,254 shares 1 share

Gold Fields Uzbekistan Ltd.	B.V.I.	28 ordinary shares	GF Guernsey	All

Part 3 — Ghana JV Companies

Gold Fields Ghana Limited	Ghana	1,000 shares	GF Ghana Holdings Repadre Fin. (BVI) Repadre Venture (BVI) Repadre Int. Corp. Government of Ghana*	711 shares 50 shares 125 shares 14 shares 100 shares

Abosso Goldfields Limited	Ghana	54,000,000 Class "A" and 6,000,000 Class "B" shares	GF Ghana Holdings Repadre Int. Corp. Government of Ghana*	42,660,000 Class "A" 11,340,000 Class "A" 6,000,000 Class "B"

*
This is a free-carried interest pursuant to section 8(1) of the Minerals and Mining Law, 1986 (Ghana).

All non-Gold Fields Group shareholders hold their shares as nominee for and on behalf of a Gold Fields Group Company, except in relation to Gold Fields Ghana Limited and Abosso Goldfields Limited.

Schedule B
LISTED DIRECTLY ACQUIRED INTERESTS

Name of Company	Exchange(s) on Which Listed	Securities Held	Approximate Percentage of Outstanding Common Shares**	Shareholder

Bolivar Gold Corp.	TSX	12,344,444 common shares and 6,172,222 common share purchase warrants	20.7% (assuming exercise of the warrants held by GF Guernsey)	GF Guernsey

Committee Bay Resources Ltd.	TSXV	1,333,333 common shares	5.1%	GF Guernsey

CMQ Resources Inc.	TSXV	5,000,000 common shares and 2,500,000 common share purchase warrants	9.7% (assuming exercise of the warrants held by GF Guernsey)	GF Guernsey

**
Based on disclosure documents publicly filed by the listed company with Canadian securities regulators, and without independent verification by Gold Fields.

Schedule C

INDIRECTLY ACQUIRED COMPANIES

Name of Company	Jurisdiction	Issued and Outstanding Shares	Shareholder(s)	Shares Held

Gold Fields Fujian (BVI) Ltd.	B.V.I.	1 ordinary share	Orogen	All

Gold Fields China BVI Ltd.	B.V.I.	8 ordinary shares	Orogen	All

Minsaco Exploration Pty	Australia	49,560,171 shares	Orogen	All

Gold Fields Exploration BV	Netherlands	40 shares	Orogen	All

Sino Gold Fields SPD Ltd.	B.V.I.	2,004 ordinary shares	Orogen	All

Gold Fields Guinea (BVI) Ltd.	B.V.I.	7 ordinary shares	Orogen	All

Gold Fields Corona (BVI) Limited	B.V.I.	9 ordinary shares	Orogen	All

Gold Fields Australasia Ltd.	B.V.I.	29 ordinary shares	Orogen	All

Gold Fields Metals BV	Netherland Antilles	40 shares	Orogen	All

Gold Fields Latin America (BVI) Ltd.	B.V.I.	3,010 ordinary shares	Orogen	All

Amarro NV	Netherland Antilles	60 shares	Orogen	All

Minsaco Biox Pty Ltd.	Australia	469,042 shares	Orogen	All

El Callao Holdings AVV	Aruba	500 class A shares 500 class B shares	Bolivar Gold Corp. Orogen	500 class A shares 500 class B shares

Gold Fields Finance Euro BVI Ltd.	B.V.I.	2 ordinary shares	Orogen	All

Gold Fields Finance Dollar BVI Ltd.	B.V.I.	2 ordinary shares	Orogen	All

Gold Fields Exploration & Mining (BVI) Ltd.	B.V.I.	4 ordinary shares	Orogen	All

Sino Gold Fields SEL Ltd.	B.V.I.	5 ordinary shares	Orogen	All

Orogen Investment S.A. Luxembourg	Luxembourg	1,777,071 shares	Orogen Pallister Holdings Ltd.	1,777,070 shares 1 share

Felstone Investments Pty	Australia	510 shares	Minsaco Exploration Pty	All

Cudgen Resources Pty	Australia	9000 shares	Minsaco Exploration Pty	All

Enarotali Gold Project Limited	Australia	1,855,731 shares	Felstone Investments Pty Nabire Bakti LLC (Louisiana) RTZ Jersey One Ltd (Jersey)	766,615 shares 653,470 shares 435,646 shares

Dikiya Gold Project Limited	Australia	1,100 shares	Cudgen Resources Pty Compagnie Miniere Or S.A	660 shares 340 shares

PT Nabire Bakti Mining	Indonesia	4,000 shares	Enarotali Gold Project Limited PT Darma Bakti Cirendeu	3,600 shares 400 shares

PT Siriwo Mining	Indonesia	50,000 shares	Dikiya Gold Project Limited PT Darma Bakti Cirendeu	45,005 shares 4,995 shares

Gold Fields Ghana Exploration BV	Netherlands	40 shares	Orogen Investment SA	All

Montagu BV	Netherlands	17,000 shares	Orogen Investment SA	All

Gold Fields Minière SARL	Guiana	72,887 shares	Gold Fields Exploration BV	All

Gyata Exploration Ltd.	Ghana	1,000,000 shares	Gold Fields Exploration BV	All

Gold Fields Chile LTDA	Chile	equity interests	Gold Fields Exploration BV C. Perez-Cotapos Subercaseaux	US$7,236.390 US$500

Gold Fields Exploration Inc. USA	Delaware	1,000 shares	Gold Fields Exploration BV	All

Name of Company	Jurisdiction	Issued and Outstanding Shares	Shareholder(s)	Shares Held

Biomin Technologies	Switzerland	150 shares	Gold Fields Exploration BV H. Ville in trust for Gold Fields Exploration BV	149 shares 1 share

Gold Fields International Services Ltd.	U.K.	1,000 shares	Gold Fields Exploration BV	All

Gold Fields Finland OY	Finland	6,007 shares	Gold Fields Exploration BV Orogen	6,006 shares 1 share

Gold Fields Arctic Platinum OY	Finland	500 shares	Gold Fields Finland OY	All

Minera Gold Fields S.A.	Peru	3,000 shares	Gold Fields Corona (BVI) Ltd. Orogen	2,999 shares 1 share

Gold Fields Australia Pty Ltd.	Australia	261,854,327 shares	Gold Fields Australasia Ltd.	All

St. Ives Gold Mining Co Pty Ltd.	Australia	181,472,876 shares	Gold Fields Australia Pty Ltd.	All

Gold Fields Australasia Pty Ltd.	Australia	25,456,697 shares	Gold Fields Australia Pty Ltd.	All

Agnew Gold Mining Co Pty Ltd.	Australia	54,924,757 shares	Gold Fields Australia Pty Ltd.	All

        All non-Gold Fields Group shareholders hold their shares as nominee for and on behalf of a Gold Fields Group Company, except in relation to El Callao Holdings AVV, Enaratoli Gold Project Limited, Dikiya Gold Project Limited, PT Nabire Bakti Mining and PT Siriwo Mining.

Schedule D

LIST OF DEFINED TERMS

The defined terms used in this Agreement are as follows:

Term	Section/Subsection Where Defined
"Acquired Companies"	1(a)(i)
"Acquired Company Benefit Plans"	6(x)(i)
"Acquired Interests"	2(a)
"Acquisition Proposal"	14(a)
"Agreement"	1(b)
"AMEX"	3(d)
"Anti-Dilution Agreement"	1(a)(ii)
"business day"	1(a)(iii)
"Completion Date"	13(c)
"Confidentiality Agreement"	19(h)
"Consideration Shares"	2(b)
"Consolidated Trial Balances"	6(h)
"Diavik Royalty Agreement"	5(b)
"Directly Acquired Companies"	1(a)(iv)
"Directly Acquired Companies' Financial Statements"	6(h)
"Encumbrances"	5(a)
"Environmental Condition"	5(z)
"Environmental Laws:	5(z)
"Escrow Closing"	13(a)
"Escrow Time"	13(b)
"GFG Directly Held Companies"	1(a)(v)
"GF Ghana Holdings"	Parties
"GF Ghana Loans"	2(a)(iv)
"GF Guernsey"	Parties
"GFLMS"	1(a)(vi)
"Ghana JV Companies"	1(a)(vii)
"Gold Fields"	Parties
"Gold Fields Circular"	8(a)(i)
"Gold Fields Disclosure Letter"	1(a)(viii)
"Gold Fields Group"	1(a)(ix)
"Gold Fields Group Company"	1(a)(ix)
"Gold Fields Meeting"	8(a)
"Gold Fields Public Disclosure"	6(m)
"Hazardous Substance"	5(z)
"IAMGOLD"	Parties

"IAMGOLD Benefit Plans"	5(cc)(i)
"IAMGOLD Circular"	7(a)(i)
"IAMGOLD Convertible Securities"	1(a)(x)
"IAMGOLD Disclosure Letter"	1(a)(xi)
"IAMGOLD Financial Statements"	5(i)
"IAMGOLD Group"	5(a)
"IAMGOLD Group Company"	5(a)
"IAMGOLD Meeting"	7(a)
"IAMGOLD Public Disclosure"	5(o)
"IAMGOLD Shareholder Resolutions"	1(a)(xii)
"IAMGOLD Significant Interest Companies"	5(a)
"Indirectly Acquired Companies"	1(a)(xiii)
"Laws"	1(a)(xiv)
"Listed Acquired Interests"	8(e)
"Listed Directly Acquired Interests"	2(a)(iii)
"Listed Indirectly Acquired Interests"	8(e)
"Matching Offer"	15(c)
"material adverse effect" (in relation to the Acquired Companies)	1(a)(xv)A
"material adverse effect" (in relation to IAMGOLD)	1(a)(xv)B
"Mvelaphanda Novation Agreement"	7(g)
"Net Cash Subscription Amount"	2(c)
"Non-Target Party"	16
"NYSE"	3(d)
"Orogen"	1(a)(xvi)
"Permitted Gold Fields Transactions"	6(d)
"Permitted IAMGOLD Transactions"	5(e)
"Public Markets Transaction"	8(e)
"Registration Rights Agreement"	1(a)(xvii)
"Relationship Agreement"	1(a)(xviii)
"Representatives"	4(a)
"SARB"	9(f)
"Special Dividend"	2(d)
"Structure Changes"	2(e)
"Structure Notice"	2(e)
"Subsequent Subscription Adjustment"	2(b)
"Superior Proposal"	15
"subsidiary"	1(a)(xix)
"Target Party"	16(b)
"Taxes"	5(aa)

"Tax Returns"	5(aa)
"Termination Date"	17
"the best knowledge and belief of Gold Fields"	1(e)
"the best knowledge and belief of IAMGOLD"	1(d)
"Transaction"	Recital (a) and 2(e)
"Triggering Event"	16
"TSX"	3(d)
"Vendors"	1(a)(xx)

Schedule E

ANTI-DILUTION AGREEMENT

BETWEEN

GOLD FIELDS INTERNATIONAL LIMITED

AND

GOLD FIELDS LIMITED

MADE AS OF

    •    , 2004

ANTI-DILUTION AGREEMENT

        THIS AGREEMENT made as of    •    , 2004;

B E T W E E N :

        GOLD FIELDS INTERNATIONAL LIMITED, a corporation incorporated under the laws of Canada

        (formerly IAMGold Corporation and hereinafter referred to as the "Corporation")

– and –

        GOLD FIELDS LIMITED, a corporation incorporated under the laws of South Africa (hereinafter referred to as "Gold Fields")

WHEREAS:

  (a)
  Contemporaneously with the entering into of this Agreement, Gold Fields has sold, or caused to be sold, to the Corporation and certain of its subsidiaries pursuant to a purchase agreement (the "Purchase Agreement") dated September 30, 2004 between the Corporation and Gold Fields, all of Gold Fields' direct and indirect interests in its mining assets located outside the Southern African Development Community (the "Transaction") and in connection therewith, the Corporation issued to Gold Fields and its affiliates common shares representing approximately 70% of the then outstanding share capital of the Corporation on a fully diluted basis;

  (b)
  as a condition (the "SARB Condition") of the South African Reserve Bank Exchange Control Division ("SARB") granting its approval of the Transaction, SARB has required that, among other things, Gold Fields and its affiliates maintain a minimum ownership interest in the Corporation of 50.1%; and

  (c)
  pursuant to the Purchase Agreement, the Corporation agreed to provide Gold Fields with the Anti-Dilution Rights to, among other things, satisfy the SARB Condition;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties covenant and agree as follows:

ARTICLE 1 — INTERPRETATION

1.01    Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

  (a)
  "affiliate" means, with respect to any person, any other person that is either a subsidiary of such first mentioned person or of which such first mentioned person is a subsidiary and "affiliates" means all such persons collectively;

  (b)
  "Announcement Date" in respect of any proposed issuance of Equity Securities by the Corporation means the first date of public announcement of such proposed issuance;

  (c)
  "Anti-Dilution Rights" means the rights of the Gold Fields Group to acquire Equity Securities pursuant to Section 2.01 or 2.03;

  (d)
  "business day" means a day other than a Saturday, Sunday or statutory holiday in Toronto, Canada or Johannesburg, South Africa (or such other place as Gold Fields or the Corporation has its head office from time to time);

  (e)
  "Cash Offering" has the meaning set out in Section 2.01;

  (f)
  "Convertible Security" means a security, other than an Option, whether or not issued by the Corporation, that directly or indirectly is convertible into, exchangeable for, or confers the right to subscribe for or otherwise be issued Shares from treasury and "Convertible Securities" means all such securities collectively;

  (g)
  "Equity Securities" collectively means Shares and Convertible Securities;

  (h)
  "Gold Fields Group" means Gold Fields and its affiliates (other than the Corporation and its subsidiaries) collectively;

  (i)
  "Gold Fields Entitlement" has the respective meanings set out in Sections 2.01(2)(d) and 2.03(2)(e);

  (j)
  "Gold Fields Proportionate Interest" means, at any particular time, the percentage that the Treasury Shares held by the Gold Fields Group represents of the total number of Shares then outstanding calculated on a fully diluted basis assuming the conversion or exercise of all outstanding Convertible Securities and Options;

  (k)
  "Issuance" has the respective meanings set out in Sections 2.01(1), 2.03(1)(b) and 2.06(1)(c);

  (l)
  "Laws" means all laws, including common law, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of (a) any federal, provincial, state, foreign or other government, (b) any other governmental entity or authority (including any securities commission or other securities regulatory authority and any court or arbitrator) having jurisdiction and (c) in respect of each of Gold Fields and the Corporation, the stock exchanges on which any of its securities are listed;

  (m)
  "Meeting" has the meaning set in Section 2.04(2);

  (n)
  "Minimum Ownership Level" means 50.1% of the Shares outstanding from time to time calculated on a fully diluted basis assuming the conversion or exercise of all outstanding Convertible Securities and Options or such lesser percentage as may be required or permitted to be held by the Gold Fields Group from time to time by South African Regulatory Requirements;

  (o)
  "Offer" has the respective meanings set out in Sections 2.01(2) and 2.03(2);

  (p)
  "Offered Securities" has the respective meanings set out in Sections 2.01(1) and 2.03(1)(a);

  (q)
  "Option" means an option to acquire a Share issued under any Share Incentive Plan and "Options" means all such options collectively;

  (r)
  "Purchase Agreement" has the meaning set out in recital (a);

  (s)
  "Related Parties Committee" has the meaning ascribed thereto in the Relationship Agreement of even date herewith between the Corporation and Gold Fields;

  (t)
  "SARB" has the meaning set out in recital (b);

  (u)
  "SARB Condition" has the meaning set out in recital (b):

  (v)
  "Share Incentive Plan" means the Corporation's Share Incentive Plan approved by the directors of the Corporation on July 14, 1995, the Repadre Capital Corporation Share Incentive Plan dated June 20, 1996 or any other incentive plan which may be adopted by the Corporation or any of its subsidiaries from time to time providing for the issuance of options to acquire Shares, in each case as the same may be amended or replaced from time to time;

  (w)
  "Shareholder Approval" has the meaning set out in Section 2.04(1)(b);

  (x)
  "Shares" means common shares of the Corporation and any other shares of the Corporation which carry voting rights exercisable in all circumstances or under circumstances that have occurred and are continuing or which carry a residual right to participate in the earnings of the Corporation and in its assets upon liquidation or winding-up to an unlimited degree;

  (y)
  "South African Regulatory Requirements" means any requirement as to the share ownership interest of Gold Fields and its affiliates in the Corporation imposed by the South African government or any South African governmental entity or regulatory authority;

  (z)
  "subsidiary" means, with respect to any person, any other person in respect of which such first mentioned person possesses, directly or indirectly, the power to vote more than 50% of the outstanding voting securities of such person, or otherwise direct the management or policies of such person, by contract or otherwise and "subsidiaries" means all of such persons collectively;

  (aa)
  "Transaction" has the meaning set out in recital (a); and

  (bb)
  "Treasury Shares" means:

  (i)
  Shares issued by the Corporation from treasury to a member of the Gold Fields Group,

  (ii)
  Shares acquired by or on behalf of a member of the Gold Fields Group as contemplated by Section 2.04(3), and

  (iii)
  Shares issuable upon the conversion or exercise of any Convertible Securities issued by the Corporation to a member of the Gold Fields Group or acquired by or on behalf of a member of the Gold Fields Group as contemplated by Section 2.04(3).

1.02    Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereto", "hereunder" and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03    Extended Meanings

In this Agreement (i) words importing the singular number only shall include the plural and vice versa, (ii) words importing the masculine gender shall include the feminine and neuter genders and vice versa, (iii) words importing persons shall include individuals, partnerships, associations, trusts, firms, unincorporated organizations, corporations, joint ventures, governments, governmental entities or authorities and any other entities of any kind or nature whatsoever and (iv) the words "including", "includes" and "included" and similar expressions shall be deemed to be followed by the phrase "without limitation".

1.04    Issuance of Equity Securities

Any reference in this Agreement to the issuance or proposed issuance of Equity Securities by the Corporation shall be deemed to include any issuance or proposed issuance of such securities by a subsidiary of the Corporation and the Corporation shall not permit any subsidiary to issue or agree to issue Equity Securities unless Gold Fields is provided with Anti-Dilution Rights in respect thereof to the extent contemplated by this Agreement.

ARTICLE 2 — ANTI-DILUTION RIGHTS

2.01    Anti-Dilution Rights in relation to a Cash Offering

(1)   If the Corporation proposes to issue any Equity Securities (in this Section 2.01, the "Offered Securities"), whether pursuant to a public offering, a private placement or otherwise, for cash consideration (a "Cash Offering"), the Corporation shall at least 15 business days prior to the Announcement Date of the proposed issuance (in this Section 2.01, the "Issuance") give notice of the Issuance to Gold Fields including, to the extent known by the Corporation, the full particulars of the Issuance; provided that this Section 2.01(1) shall not apply where the Issuance is an unsolicited proposal for an offering by way of "bought deal".

(2)   As soon as is practicable, and in any event at least 5 business days before the Announcement Date, the Corporation shall make an irrevocable offer (in this Section 2.01, the "Offer") to the Gold Fields Group to subscribe for, at the same cash subscription price as under the Cash Offering, up to that number of Offered Securities as will enable the Gold Fields Group, upon completion of the Issuance, to maintain the Gold Fields

Proportionate Interest at the same percentage as immediately prior to completion of the Issuance. The Offer shall contain full particulars of the Issuance, including:

  (a)
  the cash subscription price or range of cash subscription prices;

  (b)
  the terms and conditions of the Offered Securities;

  (c)
  the number of Offered Securities to be issued or proposed to be issued to persons other than the Gold Fields Group;

  (d)
  the maximum number of Offered Securities that the Gold Fields Group is entitled to subscribe for (in this Section 2.01, the "Gold Fields Entitlement");

  (e)
  the use of proceeds; and

  (f)
  the proposed Announcement Date and the proposed completion date for the Issuance.

The Offer shall provide that if the Gold Fields Group intends to subscribe for any or all of the Gold Fields Entitlement, Gold Fields may accept the Offer, such acceptance to be irrevocable subject to satisfaction of the conditions set out in Section 2.06(1), by giving notice of such intention to the Corporation not later than the business day immediately prior to the proposed Announcement Date set out in the Offer, which notice shall specify (i) the number of Offered Securities to be purchased, (ii) the member or members of the Gold Fields Group that will make such purchase and (iii) whether either of the conditions set out in Section 2.06(1)(a) or (b) is applicable.

(3)   Subject to Section 2.05, if Gold Fields chooses not to accept the Offer, the Corporation shall nevertheless be entitled to complete the Issuance on the terms set out in the Offer.

2.02    Non-Applicability of Sections 2.01 and 2.03

Neither Section 2.01 nor Section 2.03 shall apply to any issuance of:

  (a)
  Equity Securities issuable on the exercise of a conversion, exchange or purchase right attached to a Convertible Security provided that the issuance of such Convertible Security was subject to and made in accordance with Section 2.01 or 2.03, as the case may be; or

  (b)
  Shares pursuant to the exercise of Options or otherwise under any Share Incentive Plan.

2.03    Anti-Dilution Rights in Relation to a Non-Cash Offering

(1)   If:

  (a)
  the Corporation proposes to issue any Equity Securities (in this Section 2.03, the "Offered Securities") otherwise than pursuant to a Cash Offering; and

  (b)
  such issuance (in this Section 2.03, the "Issuance") could, at the time of the Issuance or at any time subsequent thereto, but for the exercise of the Anti-Dilution Rights under this Section 2.03, result in the Gold Fields Proportionate Interest falling below the Minimum Ownership Level;

the Corporation shall at least 15 business days prior to the Announcement Date of the Issuance give notice of the Issuance to Gold Fields including, to the extent known by the Corporation, the full particulars of the Issuance.

(2)   As soon as is practicable, and in any event at least 5 business days before the Announcement Date, the Corporation shall make an irrevocable offer (in this Section 2.03, the "Offer") to the Gold Fields Group to subscribe for, at the cash subscription price determined in accordance with Section 2.03(3), up to that number of Offered Securities as will ensure that, upon completion of the Issuance, the Gold Fields Proportionate Interest will not fall below the Minimum Ownership Level. The Offer shall contain full particulars of the Issuance, including:

  (a)
  the purpose of the Issuance, including details of the transaction pursuant to which the Offered Securities are proposed to be issued and the non-cash consideration payable therefor;

  (b)
  the cash subscription price payable by Gold Fields and the calculation thereof;

  (c)
  the terms and conditions of the Offered Securities;

  (d)
  the number of Offered Securities to be issued or proposed to be issued to persons other than the Gold Fields Group;

  (e)
  the maximum number of Offered Securities that Gold Fields Group is entitled to subscribe for (in this Section 2.03, the "Gold Fields Entitlement"); and

  (f)
  the proposed Announcement Date and the proposed completion date for the Issuance.

The Offer shall provide that if the Gold Fields Group intends to subscribe for any or all of the Gold Fields Entitlement, Gold Fields may accept the Offer, such acceptance to be irrevocable subject to satisfaction of the conditions set out in Section 2.06(1), by giving notice of such intention to the Corporation not later than the business day immediately prior to the proposed Announcement Date set out in the Offer, which notice shall specify (i) the number of Offered Securities to be purchased, (ii) the member or members of the Gold Fields Group that will make such purchase and (iii) whether either of the conditions set out in Section 2.06(1)(a) or (b) are applicable.

(3)   If the Offered Securities are:

  (a)
  Shares, the cash subscription price payable by the Gold Fields Group for the Shares shall be an amount equal to the volume weighted average trading price of the Shares during the 10 business day period immediately preceding the Announcement Date on the Toronto Stock Exchange (or such other exchange or market as has the highest volume of trading in the Shares over such 10 business day period) provided that if:

  (i)
  the Shares have been subdivided, consolidated, or otherwise changed during such period or any other event shall have occurred in respect of the Shares such that the closing price on any such business day is not fully comparable with the closing price on the last business day of such period, such closing price shall be appropriately adjusted in such manner as is agreed by Gold Fields and the Corporation to make it fully comparable with the closing price on the last day of such period, or

  (ii)
  the Shares are not traded on any exchange or market or for any reason closing prices for the Shares are not available during such period, the cash subscription price shall be the fair value of the Shares as agreed by Gold Fields and the Corporation, each acting reasonably; or

  (b)
  Convertible Securities, the cash subscription price payable by the Gold Fields Group for the Convertible Securities shall be the fair market value of such Convertible Securities.

(4)   For greater certainty, this Section 2.03 shall apply to any Issuance resulting from the performance from time to time by the Corporation of any earn-out obligations pursuant to which Shares or Convertible Securities may be issued if certain pre-agreed performance parameters specified in the instrument or instruments evidencing such earn-out obligations are satisfied.

2.04    Shareholder Approval

(1)   Notwithstanding any other provision of this Agreement, the Corporation shall not issue any Equity Securities pursuant to any Issuance if:

  (a)
  the Gold Fields Group is entitled to exercise Anti-Dilution Rights in respect of such Issuance; and

  (b)
  under applicable Laws, such issuance of Equity Securities to the Gold Fields Group pursuant to the Anti-Dilution Rights must first receive the approval of the shareholders of the Corporation ("Shareholder Approval");

unless such Shareholder Approval has been obtained or the Gold Fields Group elects to acquire Equity Securities as contemplated by Section 2.04(3) to the extent necessary to put the Gold Fields Group in the same position immediately following such Issuance as it would have been if it had acquired Equity Securities pursuant to such Anti-Dilution Rights. For the purposes of the foregoing, Shareholder Approval shall be deemed to be required if Gold Fields considers, acting reasonably, on the advice of counsel and in consultation with the Corporation, that Shareholder Approval is required to enable the Gold Fields Group to exercise the Anti-Dilution Rights.

(2)   In the event that Shareholder Approval is required in connection with any Issuance pursuant to the Anti-Dilution Rights, the Corporation and Gold Fields shall cooperate in seeking and use their respective reasonable commercial efforts to obtain such Shareholder Approval and, without limiting the generality of the foregoing, the Corporation shall, as soon as is reasonably practicable, convene and hold a special meeting of its shareholders (the "Meeting") for the purpose of obtaining such Shareholder Approval and, in connection therewith, the Corporation shall:

  (a)
  prepare, file and distribute to its shareholders in accordance with all applicable Laws a management information circular, together with any other documents required by applicable Laws in connection with obtaining such Shareholder Approval, and give Gold Fields the opportunity to review and comment on all such documents (all of which documents shall be reasonably satisfactory to Gold Fields before they are filed or distributed to shareholders);

  (b)
  in a timely and expeditious manner, prepare, file and distribute to its shareholders any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to such management information circular in accordance with all applicable Laws (which amendments or supplements shall be reasonably satisfactory to Gold Fields before they are filed or distributed to shareholders);

  (c)
  solicit proxies to be voted at the Meeting in favour of the Shareholder Approval;

  (d)
  allow representatives of Gold Fields to attend the Meeting; and

  (e)
  conduct the Meeting in accordance with the Canada Business Corporations Act, the by-laws of the Corporation and as otherwise required by applicable Laws.

(3)   In the event that Shareholder Approval is required in connection with any proposed issuance of Equity Securities pursuant to the Anti-Dilution Rights and such Shareholder Approval has not been obtained, the Gold Fields Group may, at its sole option, upon prior notice to the Corporation by Gold Fields, elect to purchase Equity Securities in the secondary market subsequent to the completion of such issuance to the extent necessary to put the Gold Fields Group in the same position immediately following such issuance as it would have been if it had exercised its Anti-Dilution Rights.

2.05    Minimum Ownership Level

Notwithstanding any other provision of this Agreement, the Corporation shall not under any circumstances whatsoever issue any Equity Securities or Options:

  (a)
  if as a result of such issuance or the exercise of any conversion, exchange or purchase right attached to such Equity Securities or Options; and

  (b)
  whether or not the Gold Field Group elects to exercise Anti-Dilution Rights in respect thereof;

the Gold Fields Proportionate Interest could fall below the Minimum Ownership Level.

2.06    Terms of Issuance

(1)   The obligation of Gold Fields to purchase Offered Securities pursuant to the agreement resulting from the acceptance by Gold Fields of any Offer shall be conditional upon:

  (a)
  Gold Fields obtaining any approvals required by South African Regulatory Requirements;

  (b)
  Gold Fields obtaining any shareholder approval required by applicable Laws;

  (c)
  the completion of the proposed issuance giving rise to the requirement to make such Offer (in this Section 2.06, the "Issuance"); and

  (d)
  the satisfaction of all other regulatory and legal requirements, including obtaining the approval of the Toronto Stock Exchange, applicable at the time of the Offer.

In the event that a condition set out in Section 2.06(1)(a) or (b) has not been satisfied at the completion date of the Issuance but is satisfied within 20 business days following such completion date, the Gold Fields Group shall, upon notice by Gold Fields to the Corporation prior to the completion of the Issuance, be entitled to subscribe for the Gold Fields Entitlement in respect of such Issuance on the terms of the Offer, mutatis mutandis.

(2)   None of the terms and conditions of any Issuance shall be amended subsequent to the Corporation's making of the Offer in relation thereto without the prior consent of Gold Fields.

2.07    Completion Arrangements

Subject to Section 2.06(1) or unless otherwise required by any South African Regulatory Requirements, the completion of the issuance of Equity Securities pursuant to the exercise of the Anti-Dilution Rights shall take place concurrently with and at the same place as, the completion of the Issuance giving rise to such exercise or at such other place, time or date as may be agreed by the Corporation and Gold Fields.

ARTICLE 3 — COVENANTS OF GOLD FIELDS

3.01    Restrictions on Disposition by Gold Fields

Gold Fields shall not, nor shall it permit any of its affiliates to, sell or otherwise dispose of less than all of the Equity Securities owned by the Gold Fields Group for so long as the Anti-Dilution Rights are in effect unless otherwise required by written South African Regulatory Requirements, a copy of which shall be provided to the Corporation.

3.02    Changes in the Minimum Ownership Level

Gold Fields shall give notice to the Corporation of any changes in the Minimum Ownership Level forthwith upon being advised of the same by SARB or such other South African governmental entity or regulatory authority that then has jurisdiction.

ARTICLE 4 — DISPUTE RESOLUTION

4.01    Referral to Chairperson of the Related Parties Committee

Any dispute arising out of or relating to this Agreement, or the breach thereof, shall, in the first instance, be referred by each party to the Chairperson of its Related Parties Committee, and the two Chairpersons shall consult in good faith with a view to resolving the dispute within a period of time specified by the parties at the outset.

4.02    Arbitration

If a dispute referred to the Chairpersons of the Related Parties Committees under Section 4.01 is not resolved within the period of time specified, either party may request that the dispute be resolved through arbitration in accordance with the rules and procedures of the International Commercial Arbitration Act (Ontario) and any amendments thereto, based upon the following:

  (a)
  within 10 Business Days of the date on which either party requests that a dispute be resolved through arbitration, each party shall select an arbitrator, qualified by education and training to pass upon the particular matter to be decided, and the two arbitrators so selected shall select a third arbitrator, or in the event of a failure to select an arbitrator pursuant to the foregoing, either party may apply to a judge of the Ontario Superior Court of Justice to appoint an arbitrator;

  (b)
  the arbitration shall take place in Toronto, Ontario;

  (c)
  the arbitration award shall be given in writing and shall be final and binding on the parties and shall deal with the question of costs of arbitration and all matters related thereto; and

  (d)
  judgment upon the award rendered may be entered in any Court having jurisdiction, or, application may be made to such Court for a judicial recognition of the award or an order of enforcement thereof, as the case may be.

ARTICLE 5 — TERMINATION

5.01    South African Regulatory Requirements Ceasing to Apply

This Agreement will terminate upon Gold Fields ceasing to be subject to any South African Regulatory Requirements.

5.02    Other Termination of this Agreement

This Agreement may be terminated:

  (a)
  by the Corporation upon notice to Gold Fields in the event of a breach of Section 3.01 by Gold Fields; or

  (b)
  by Gold Fields at any time upon 30 days' notice to the Corporation;

provided that Section 2.05 shall survive any such termination until such time as Gold Fields is no longer subject to any South African Regulatory Requirements.

ARTICLE 6 — GENERAL

6.01    Further Assurances

Each of the parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.02    Benefit of the Agreement

This Agreement will be enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. This Agreement shall also enure to the benefit of Gold Fields' affiliates and their respective successors and permitted assigns. The Corporation acknowledges that Gold Fields is acting on behalf of and as trustee for its affiliates of the Corporation's covenants and obligations under this Agreement with respect to its affiliates and of the rights of its affiliates hereunder. Gold Fields accepts such trust and shall hold and enforce such covenants and obligations on behalf of its affiliates; provided that any such affiliate shall be entitled to enforce such covenants and obligations on its own behalf.

6.03    Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

6.04    Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by each of the parties and, for so long as the Shares of the Corporation are listed for trading on the Toronto Stock Exchange, no amendment to this Agreement shall be effective unless approved by the Toronto Stock Exchange. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

6.05    Assignment

This Agreement may not be assigned by either party without the prior consent of the other party; provided that Gold Fields shall be entitled at any time to assign this Agreement to an affiliate thereof provided that such affiliate enters into a written agreement with the Corporation to be bound by the provisions of this Agreement to the same extent as if it had been an original party hereto instead of Gold Fields. Notwithstanding any such assignment, Gold Fields will continue to be bound by Section 3.01.

6.06    Severability

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

6.07    Time

Time shall be of the essence of this Agreement.

6.08    Notices

Any demand, notice or other communication to be given under this Agreement shall be given in writing and shall be given by personal delivery or by facsimile transmission addressed to the recipient as follows:

  (a)
  To Gold Fields or any other member of the Gold Fields Group:

    24 St. Andrews Road
    Parktown, 2193
    South Africa

    Attention: Chief Executive Officer and Company Secretary
    Facsimile No.: 27-11-484-0682

    with a copy to:

    McCarthy Tétrault LLP
    Suite 4700
    Toronto Dominion Bank Tower
    Toronto, Ontario
    M5K 1E6

    Attention: René Sorell
    Facsimile No: 416-868-0673

  (b)
  To the Corporation:

    5th Floor
    220 Bay Street
    Toronto, Ontario
    M5J 2W4

    Attention: Chief Executive Officer
    Facsimile No.: 416-360-4764

    with a copy to:

    Fraser Milner Casgrain LLP
    39th Floor
    1 First Canadian Place
    100 King Street West
    Toronto, Ontario
    M5X 1B2

    Attention: Franklin Davis
    Facsimile No.: 416-863-4592

or to such other address, individual or facsimile number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given on a business day during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on a business day.

6.09    Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each of Gold Fields and the Corporation irrevocably attorns to the non-exclusive jurisdiction of the courts of Ontario.

6.10    Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

GOLD FIELDS INTERNATIONAL LIMITED
By:
Name: Title:
GOLD FIELDS LIMITED
By:
Name: Title:

Schedule F

REGISTRATION RIGHTS AGREEMENT

BETWEEN

GOLD FIELDS INTERNATIONAL LIMITED

AND

GOLD FIELDS LIMITED

MADE AS OF

    •    , 2004

REGISTRATION RIGHTS AGREEMENT

        THIS AGREEMENT made as of    •    , 2004;

B E T W E E N :

        GOLD FIELDS INTERNATIONAL LIMITED, a corporation incorporated under the laws of Canada (formerly IAMGold Corporation and hereinafter referred to as the "Corporation")

– and –

        GOLD FIELDS LIMITED, a corporation incorporated under the laws of South Africa (hereinafter referred to as "Gold Fields")

WHEREAS:

  (a)
  Contemporaneously with the entering into of this Agreement, Gold Fields has sold, or caused to be sold, to the Corporation and certain of its subsidiaries pursuant to a purchase agreement dated September 30, 2004 between the Corporation and Gold Fields, all of Gold Fields' direct and indirect interests in its mining assets located outside the Southern African Development Community (the "Transaction") and in connection therewith, the Corporation issued to Gold Fields and its affiliates Common Shares representing approximately 70% of the then outstanding share capital of the Corporation on a fully diluted basis; and

  (b)
  this Agreement is being entered into as contemplated by, and in connection with the completion of, the Transaction;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties covenant and agree as follows:

ARTICLE 1 — INTERPRETATION

1.01    Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

  (a)
  "affiliate" means, with respect to any person, any other person that is either a subsidiary of such first mentioned person or of which such first mentioned person is a subsidiary and "affiliates" means all such persons collectively;

  (b)
  "Anti-Dilution Agreement" means the Anti-Dilution Agreement of even date herewith between the Corporation and Gold Fields;

  (c)
  "business day" means a day other than a Saturday, Sunday or statutory holiday in Toronto, Canada or Johannesburg, South Africa (or such other place as Gold Fields or the Corporation has its head office from time to time);

  (d)
  "Claim" has the meaning set out in Section 5.01(1);

  (e)
  "Common Shares" means the common shares of the Corporation and any other shares of the Corporation which carry voting rights exercisable in all circumstances or under circumstances that have occurred and are continuing or which carry a residual right to participate in the earnings of the Corporation and in its assets upon liquidation or winding-up to an unlimited degree;

  (f)
  "Demand Qualification" means a qualification for distribution of Common Shares pursuant to a Qualification Request under Section 2.01;

  (g)
  "Demand Shares" has the meaning set out in Section 2.01;

  (h)
  "Expenses" means all expenses incident to the Corporation's performance of or compliance with this Agreement, including all filing fees, stock exchange listing fees, translation costs, costs of preparing technical reports, expenses of compliance with Securities Laws and "blue sky" laws, printing expenses and reasonable fees and disbursements of the Corporation's legal counsel (including local counsel), independent accountants, underwriters and other persons retained by the Corporation, but excluding (i) underwriting discounts and selling commissions and (ii) the Corporation's internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties);

  (i)
  "Indemnified Party" and "Indemnified Parties" have the meanings set out in Section 5.01(2);

  (j)
  "Maximum Offering Size" has the respective meanings set out in Sections 2.03 and 3.02;

  (k)
  "Offered Shares" has the meaning set out in Section 4.01(1)(b);

  (l)
  "Offering Agreement" has the meaning set out in Section 5.01(1)(a);

  (m)
  "Piggyback Qualification" has the meaning set out in Section 3.01;

  (n)
  "Piggyback Shares" has the meaning set out in Section 3.01;

  (o)
  "Qualification Request" has the meaning set out in Section 2.01;

  (p)
  "qualification for distribution" means the qualification of Common Shares for distribution or the registration of Common Shares under any of the Securities Laws by filing a prospectus and obtaining a receipt therefore and/or by filing a registration statement and such registration statement becoming or being declared effective, as applicable, all in such manner as is acceptable to Gold Fields and its legal counsel, acting reasonably, and "qualified for distribution" and "qualify for distribution" have corresponding meanings;

  (q)
  "Securities Laws" collectively means the securities legislation of each of the provinces and territories of Canada and of the federal government of the United States of America, and all regulations, rules, orders, rules, rulings, policy statements, instruments, communiqués and interpretation notes issued thereunder or in relation thereto, as amended, re-enacted or replaced from time to time;

  (r)
  "subsidiary" means, with respect to any person, any other person in respect of which such first mentioned person possesses, directly or indirectly, the power to vote more than 50% of the outstanding voting securities of such person, or otherwise direct the management or policies of such person, by contract or otherwise and "subsidiaries" means all of such persons collectively; and

  (s)
  "Transaction" has the meaning set out in recital (a).

1.02    Gold Fields' Common Shares

Any references in this Agreement to Common Shares held by Gold Fields, or words of like effect, shall be deemed to include Common Shares held by any of Gold Fields' affiliates other than the Corporation and the Corporation's subsidiaries.

1.03    Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereto", "hereunder" and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.04    Extended Meanings

In this Agreement (i) words importing the singular number only shall include the plural and vice versa, (ii) words importing the masculine gender shall include the feminine and neuter genders and vice versa, (iii) words importing persons shall include individuals, partnerships, associations, trusts, firms, unincorporated organizations, corporations, joint ventures, governments, governmental entities or authorities and any other entities of any kind or nature whatsoever and (iv) wherever the context permits, the words "including",

"includes" and "included" and similar expressions shall be deemed to be followed by the phrase "without limitation".

ARTICLE 2 — DEMAND QUALIFICATION

2.01    Request for Qualification

Subject to Section 2.02, Gold Fields may at any time, by written notice to the Corporation (a "Qualification Request"), request that the Corporation qualify for distribution Common Shares held by Gold Fields, such notice to specify the number of Common Shares (the "Demand Shares") requested to be qualified for distribution, the jurisdictions where the Demand Shares are to be so qualified the intended method of disposition of the Demand Shares and confirm that the proposed distribution is in compliance with the Anti-Dilution Agreement and the SARB Condition (as defined in the Anti-Dilution Agreement). Promptly upon receipt of a Qualification Request, the Corporation shall use its best commercial efforts to effect, as expeditiously as possible, the qualification for distribution of the Demand Shares to permit the disposition of the Demand Shares in accordance with the intended method of distribution; provided however that the Corporation shall be entitled to delay qualifying for distribution the Demand Shares for up to 60 days.

2.02    Restrictions on Demand Qualifications

The Corporation shall not be obligated to effect:

  (a)
  Demand Qualification where Demand Shares have a market value of less than $10 million as at the close of business on the business day prior to the date of the Qualification Request;

  (b)
  any Demand Qualification during any "black out" period required by any underwriter in connection with any previous offering of securities by the Corporation;

  (c)
  more than one Demand Qualification in any 12 month period;

  (d)
  any Demand Qualification if Gold Fields would thereby be in breach of Section 3.01 of the Anti-Dilution Agreement; or

  (e)
  any Demand Qualification if such Demand Qualification would necessarily result in the Corporation being in breach of applicable Securities Laws.

2.03    Priority on Demand Qualification

If any Demand Qualification involves an underwritten offering and the managing underwriters advise the Corporation and Gold Fields in writing that in their opinion the number of Common Shares that Gold Fields and the Corporation have requested to be included in such offering exceeds the number (in this Section 2.03, the "Maximum Offering Size") which can be sold in an orderly manner in such offering within a price range acceptable to the Corporation, the Corporation shall include in such qualification for distribution:

  (a)
  first, as many of the Demand Shares as will not cause the offering to exceed the Maximum Offering Size; and

  (b)
  second, as many of any Common Shares proposed to be qualified for distribution by the Corporation as part of the Demand Qualification as will not cause the offering to exceed the Maximum Offering Size.

2.04    Underwritten Offerings

If any Demand Qualification involves an underwritten offering:

  (a)
  the Corporation or, in the case of a secondary offering by Gold Fields only, Gold Fields shall have the right to select the investment bankers and managers to underwrite such offering subject, in each case, to the approval of the other party, such approval not to be unreasonably withheld; and

  (b)
  Gold Fields shall bear or pay its proportionate share of the underwriting discounts and selling commissions determined on the basis of the proportion that the number of Demand Shares included in the Demand Qualification bears to the total number of Common Shares qualified for distribution.

ARTICLE 3 — PIGGYBACK QUALIFICATION

3.01    Right to Piggyback

If the Corporation proposes to qualify for distribution any Common Shares (other than in connection with any dividend reinvestment plan or share incentive or other employee benefit plan) (a "Piggyback Qualification"), the Corporation shall give notice to Gold Fields of its intention to do so at least:

  (i)
  15 business days, or

  (ii)
  if the proposed qualification for distribution is in response to an unsolicited proposal for an offering by way of "bought deal", five business days,

before the earlier of the date referred to in Section 3.01(a) and the first date of public announcement of such proposed qualification for distribution, and, subject to Section 3.02, shall include in such qualification for distribution all Common Shares held by Gold Fields (the "Piggyback Shares") with respect to which the Corporation has received from Gold Fields a written request for inclusion therein within:

  (A)
  ten business days, or

  (B)
  in the case of a proposed qualification for distribution referred to in clause (ii) above, two business days,

after the date of such notice. The notice to Gold Fields shall advise it of its right to have Common Shares included in the proposed Piggyback Qualification and give full particulars thereof including:

  (a)
  the date on which the Corporation proposes to file a preliminary prospectus and/or registration statement in respect of such Piggyback Qualification;

  (b)
  whether or not the Piggyback Qualification will be an underwritten offering and, if so, the names of the managing or lead underwriters and whether such offering will be pursuant to a "firm commitment" or "best efforts" underwriting; and

  (c)
  to the extent known, an estimate of the anticipated price range within which the Common Shares included in the Piggyback Qualification are to be sold.

3.02    Priority on Piggyback Qualification

If any Piggyback Qualification includes an underwritten offering and the managing underwriters advise the Corporation in writing that in their opinion the number of Common Shares that the Corporation and Gold Fields have requested to be included in such offering exceeds the number (in this Section 3.02, the "Maximum Offering Size") which can be sold in an orderly manner in such offering within a price range acceptable to the Corporation, the Corporation shall include in such distribution or registration:

  (a)
  first, as many of the Common Shares proposed to be sold by the Corporation as will not cause the offering to exceed the Maximum Offering Size; and

  (b)
  second, as many of the Piggyback Shares as will not cause the offering to exceed the Maximum Offering Size.

Subject to the foregoing, the Corporation shall use its best commercial efforts to arrange for the underwriters to include all of the Piggyback Shares as part of the Common Shares to be distributed by or through such underwriters.

3.03    Underwritten Offerings

If any Piggyback Qualification is an underwritten offering:

  (a)
  the Corporation shall be entitled to select the investment bankers and managers to underwrite such offering subject to the approval of Gold Fields, such approval not to be unreasonably withheld; and

  (b)
  Gold Fields shall bear or pay its proportionate share of the underwriting discounts and selling commissions determined on the basis of the proportion that the number of Piggyback Shares included in the Piggyback Qualification bears to the total number of Common Shares qualified for distribution.

ARTICLE 4 — QUALIFICATION PROCEDURES

4.01    Obligations of the Corporation

(1)   Subject to Section 2.02, whenever the Corporation receives a request for a Demand Qualification or a Piggyback Qualification, the Corporation shall use its best commercial efforts to effect such qualification for distribution and pursuant thereto the Corporation shall, as expeditiously as reasonably possible, and to the extent necessary by virtue of the Securities Laws of the jurisdictions in which such qualification for distribution is to be effected:

  (a)
  promptly prepare and file a preliminary prospectus and/or a registration statement, as the case may be, in the relevant jurisdictions and such other related documents as may be necessary or appropriate relating to the proposed qualification for distribution;

  (b)
  as soon as possible after any comments of the relevant securities regulatory authorities have been satisfied with respect to such preliminary prospectus or registration statement, prepare and file under applicable Securities Laws a (final) prospectus and/or registration statement and obtain receipts therefor and use its best commercial efforts to cause any registration statement to become effective as soon as possible and remain effective and shall take all other steps and proceedings that may be necessary in order to qualify for distribution under, and in accordance with, such Securities Laws the Common Shares held by Gold Fields covered by such prospectus or registration statement (the "Offered Shares");

  (c)
  prepare and file with the relevant regulatory authorities such amendments and supplements to such preliminary prospectus, prospectus or registration statement as may be necessary to comply with the provisions of all applicable Securities Laws with respect to the distribution of the Offered Shares until all of the Offered Shares have been distributed in accordance with the intended method of disposition;

  (d)
  before filing any document referred to in Sections 4.01(1)(a), (b), (c) or (g), give Gold Fields and its legal counsel the opportunity to review and comment on such document (all of which documents shall be reasonably satisfactory to Gold Fields and its legal counsel before they are filed);

  (e)
  furnish to Gold Fields such number of copies of the preliminary prospectus, (final) prospectus and/or registration statement and any amendment and supplement thereto and such other relevant documents as Gold Fields may reasonably request in order to facilitate the disposition of the Offered Shares;

  (f)
  furnish to Gold Fields:

  (i)
  an opinion or opinions of counsel for the Corporation in a form that is customary at such time for distributions of securities similar to the distribution of the Offered Shares addressed to Gold Fields and the underwriters, if any; and

  (ii)
  a "comfort" letter addressed to Gold Fields and the underwriters, if any, signed by the auditors of the Corporation in a form that is customary at such time and providing comfort in relation to financial information contained in the prospectus;

    dated both the effective date of the (final) prospectus and the closing date for the distribution of the Offered Shares;

  (g)
  (i) immediately notify Gold Fields of any circumstance or the happening of any event as a result of which any preliminary prospectus, (final) prospectus or registration statement as then filed or in effect would include an untrue statement of material fact or would omit any fact that is required to be stated or that is necessary to make any statement therein not misleading, (ii) at the request of Gold Fields, prepare and file a supplement to or an amendment of the preliminary prospectus, (final) prospectus or registration statement as may be necessary so that such document shall not include an untrue statement of material fact or omit to state any fact that is required to be stated or that is necessary to make any statement therein not misleading and (iii) furnish Gold Fields such number of copies of the amendment or supplement and such other relevant documents as Gold Fields may reasonably request;

  (h)
  qualify for distribution the Offered Shares under the securities laws and "blue sky" laws of such jurisdictions as Gold Fields or any underwriter may reasonably request and do all such other acts and things as may be reasonably necessary or advisable to enable the Offered Shares to be distributed in such jurisdictions; provided that the Corporation shall not be required to:

  (i)
  become subject to continuous disclosure or similar requirements under the securities laws of any jurisdiction where, but for this Section 4.01(1)(h), it would not be subject to such requirements,

  (ii)
  qualify generally to do business as a foreign or extra-provincial corporation in any jurisdiction where, but for this Section 4.01(1)(h), it would not be required to so qualify, or

  (iii)
  subject itself to any taxation in any jurisdiction where, but for this Section 4.01(1)(h), it would not be subject to such taxation;

  (i)
  otherwise comply with all applicable Securities Laws during the course of the distribution and, if the qualification for distribution involves a registration statement in the United States, make generally available to securityholders, as soon as practicable, an earnings statement of the Corporation which satisfies the provisions of section 11(a) of the United States Securities Act of 1933, as amended;

  (j)
  list the Offered Shares on all stock exchanges or markets on which the Common Shares are then listed or quoted;

  (k)
  enter into such customary agreements, including underwriting agreements, containing such representations and warranties by the Corporation and such other terms and provisions as are customary therein including, without limitation, rights of indemnity and contribution in favour of the underwriters;

  (l)
  in the event of the issuance of any order or ruling suspending the effectiveness of a prospectus receipt or registration statement, suspending or preventing the use of any prospectus or suspending the qualification for distribution of any of the Offered Shares in any jurisdiction, use its best commercial efforts promptly to obtain the withdrawal of such order or ruling;

  (m)
  execute and deliver all such further documents and instruments and do all such acts and things, including obtaining such other certificates and opinions as, in the reasonable opinion of Gold Fields, is customary in a distribution of securities similar to the distribution of the Offered Shares; and

  (n)
  otherwise use its best commercial efforts to facilitate the distribution of the Offered Shares including causing management of the Corporation to participate in any road shows, sales meetings or other activities arranged by the underwriters provided such road shows, sales meetings or other activities comply with applicable Securities Laws.

(2)   If any Demand Qualification or Piggyback Qualification in which Offered Shares are qualified for distribution involves an underwritten offering, the Corporation shall not effect any sale of Common Shares other than as part of such underwritten offering during a period of 180 days, or such lesser period as Gold Fields and the managing underwriters may agree, after the date of the (final) receipt for the prospectus or the effective date of the registration statement for such offering other than pursuant to benefit plans or outstanding commitments or to satisfy legal requirements.

4.02    Obligations of Gold Fields

(1)   If in the reasonable opinion of counsel to the Corporation it is necessary or appropriate in order to comply with any applicable Securities Laws, the obligations of the Corporation under Articles 2 and 3 shall be conditional upon each of Gold Fields and any underwriter participating in such distribution executing and delivering to the Corporation an appropriate agreement, in a form reasonably satisfactory to counsel for the Corporation, that such person shall comply with all prospectus delivery requirements of all applicable Securities Laws and with anti-stabilization, manipulation and similar provisions of all applicable Securities Laws and shall furnish to the Corporation information about sales made in such offering.

(2)   Gold Fields shall not effect sales of any Offered Shares qualified by or included in a prospectus or registration statement or deliver any prospectus in respect of such sale after notification by the Corporation of any order or ruling suspending the effectiveness of the receipt for such prospectus or the effectiveness of such registration statement, suspending or preventing the use of such prospectus or suspending the qualification for distribution of any of the Offered Shares until such time as such order or ruling shall have been withdrawn or otherwise terminated.

(3)   If any Piggyback Qualification involves an underwritten offering, Gold Fields shall not effect any sale of Common Shares other than as part of such underwritten offering during a period of 180 days, or such lesser period as the Corporation and the managing underwriters may agree, after the date of the (final) receipt for the prospectus or the effective date of the registration statement for such offering.

4.03    Preparation of Documents; Due Diligence

In connection with the preparation and filing of any preliminary prospectus, (final) prospectus, registration statement or similar document as herein contemplated, Gold Fields and the underwriters, if any, and their respective legal counsel, auditors and other representatives, shall be given the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto and there shall be inserted therein such material as is required under applicable Securities Laws or which, in the reasonable judgment of Gold Fields or such underwriters and their respective legal counsel, should be included and which is acceptable to the Corporation, acting reasonably. Gold Fields and such underwriters shall also be given such access to the books and records of the Corporation and such opportunities to discuss the business and affairs of the Corporation with its officers and auditors as shall be necessary in their respective opinions or in the opinion of their respective counsel, and the Corporation shall cooperate with Gold Fields and such underwriters in the conduct of all due diligence which any of the foregoing persons may reasonably require in order for the purposes of establishing a due diligence defence as contemplated by applicable Securities Laws and in order to enable Gold Fields and such underwriters to execute any certificates required to be executed by them pursuant to applicable Securities Laws for inclusion in any preliminary prospectus, (final) prospectus, registration statement or similar document.

4.04    Expenses

(1)   Each of the Corporation and Gold Fields shall pay its proportionate share of all Expenses relating to any Demand Qualification or Piggyback Qualification (based on the proportion that the number of Common Shares that the Corporation or Gold Fields, as the case may be, is selling bears to the total number of Common Shares being qualified for sale).

(2)   The Corporation shall pay all internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties).

4.05    Termination of Obligation to Qualify for Distribution

The Corporation's obligations under Section 2.01 and 3.01 to qualify for distribution Common Shares held by Gold Fields shall terminate at such time as Gold Fields would be permitted under Rule 144 under the United States Securities Act of 1933, as amended from time to time, to sell all of its Common Shares in any single three month period.

ARTICLE 5 — INDEMNIFICATION AND CONTRIBUTION

5.01    Indemnification

(1)   The Corporation shall indemnify and hold harmless Gold Fields, each of its affiliates (other than the Corporation and its subsidiaries) and each person who controls Gold Fields within the meaning of the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934, each as amended, and their respective officers, directors and agents, from and against any and all expenses, claims, losses, damages and liabilities (or actions, proceedings or settlements in respect thereof) including costs of investigation and reasonable fees and expenses of legal counsel (collectively a "Claim") arising out of or based upon:

  (a)
  any misrepresentation or alleged misrepresentation, breach of warranty or untrue statement or alleged untrue statement, whether of a material fact or otherwise, contained in any preliminary prospectus, (final) prospectus, registration statement or similar document (including any amendment or supplement thereto) relating to any Demand Qualification or Piggyback Qualification, or in any underwriting agreement, purchase agreement or other document relating thereto (each an "Offering Agreement"), or arising out of or based upon any omission or alleged omission to state in any such preliminary prospectus, (final) prospectus, registration statement or similar document (including any amendment or supplement thereto), or any Offering Agreement, a fact, material or not, required to be stated therein or necessary to make a statement therein not misleading; or

  (b)
  any other breach by the Corporation of any Offering Agreement or applicable Securities Laws;

provided that the Corporation shall not be liable in any such case to the extent that any such Claim arises out of or is based upon any misrepresentation or untrue statement furnished to the Corporation in writing by Gold Fields and stated to be specifically for use in any such document.

(2)   In connection with any qualification for distribution of Common Shares held by Gold Fields pursuant to this Agreement, the Corporation may request that Gold Fields indemnify and hold harmless the Corporation and each of its subsidiaries, and their respective officers, directors and agents, from and against any Claim arising out of or based upon:

  (a)
  any misrepresentation or alleged misrepresentation or untrue statement or alleged untrue statement, whether of a material fact or otherwise contained in any preliminary prospectus, (final) prospectus, registration statement or similar document (including any amendment or supplement thereto) relating to any Demand Qualification or Piggyback Qualification where such misrepresentation or untrue statement is caused by information furnished to the Corporation in writing by Gold Fields and stated to be specifically for use in any such document or arising out of or based upon any omission or alleged omission to state in any such preliminary prospectus, (final) prospectus, registration statement or similar document (including any amendment or supplement thereto) a fact, material or not, relating to Gold Fields not within the Corporation's knowledge required to be stated therein or necessary to make a statement therein not misleading.

Should Gold Fields not agree to such indemnification, the Corporation shall not be required to qualify such Common Shares for distribution hereunder.

(3)   Each person entitled to indemnification under this Section 5.01 (individually an "Indemnified Party" and collectively the "Indemnified Parties") shall give notice to the Corporation or Gold Fields, as the case may be, (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any Claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defence of such Claim or any litigation resulting therefrom, provided that:

  (a)
  counsel for the Indemnifying Party conducting the defence of such Claim or any litigation resulting therefrom shall have been approved by such Indemnified Party; and

  (b)
  such Indemnified Party may participate in such defence;

and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve such Indemnifying Party of its obligations under this Section 5.01. The Indemnifying Party shall not, in the defence of any such Claim or litigation, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such Claim or litigation.

5.02    Contribution

If the indemnification provided for in Section 5.01 is unavailable or insufficient to hold harmless the Indemnified Parties in respect of any Claim, then the Indemnifying Party shall in lieu of indemnifying the Indemnified Parties contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in such proportion as is appropriate to reflect the relative fault of the parties thereto in connection with any statements or omissions which resulted in such Claim as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5.02 were determined by pro rata allocation or by any other method of allocation which did not take account of the equitable considerations referred to above in this Section 5.02. The amount paid or payable by the Indemnified Parties as a result of such Claim shall be deemed to include any legal or other expenses reasonably incurred by the Indemnified Parties in connection with investigating or defending any such action or claim.

ARTICLE 6 — GENERAL

6.01    Qualification Exemptions

The Corporation shall use its best commercial efforts to file and furnish any reports required to be filed or furnished by it under applicable Securities Laws and do all such further acts and things as Gold Fields may reasonably request to enable Gold Fields to sell Common Shares held by Gold Fields to persons to whom the Securities Laws apply under an available exemption from the applicable requirement to qualify for distribution such Common Shares.

6.02    Additional Rights

(1)   The Corporation represents and warrants to Gold Fields that it has not granted to any person other than Gold Fields any rights to request or require the Corporation to qualify for distribution any securities issued by the Corporation.

(2)   The Corporation shall not enter into any agreement, understanding or commitment that is inconsistent with Gold Fields' rights under this Agreement. Without limiting the generality of the foregoing, if the Corporation proposes at any time to grant to any person rights to require the Corporation to qualify for distribution any Common Shares, the Corporation shall give prior notice, which notice shall include give full particulars of such proposed grant, including all relevant circumstances related thereto, and if, in the sole reasonable opinion of Gold Fields, the terms of such proposed grant are more favourable to such person than the rights granted to Gold Fields under this Agreement, the Corporation shall not make such grant unless the terms of this Agreement shall have been amended to the extent considered by Gold Fields, in its sole discretion, to be necessary to provide Gold Fields with such more favourable rights.

6.03    Injunctive Relief

The Corporation acknowledges and agrees that damages would be inadequate to compensate for the breach of any of its obligations contained in this Agreement and that Gold Fields and the other Indemnified Parties would be seriously and irreparably injured if any provision of this Agreement is not performed by it in accordance with the specific terms and conditions of this Agreement. Accordingly, the Corporation agrees, without prejudice to any additional or alternative remedies Gold Fields or the other Indemnified Parties may have, that Gold Fields and such other Indemnified Parties shall be entitled:

  (a)
  to an injunction to prevent any breach of this Agreement by the Corporation;

  (b)
  to enforce specifically the terms and provisions hereof and any obligation in favour of such other Indemnified Parties, or any of them, contained in this Agreement; and

  (c)
  to declaratory relief or injunctive relief in respect of anything done in breach of an obligation in favour of such other parties, or any of them, contained in this Agreement.

6.04    Further Assurances

Each of the parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as another party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.05    Benefit of the Agreement

This Agreement will be enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. This Agreement shall also enure to the benefit of the Indemnified Parties other than Gold Fields and their respective successors and permitted assigns. The Corporation acknowledges that Gold Fields is acting on behalf of and as trustee for the other Indemnified Parties of the Corporation's covenants and obligations under this Agreement with respect to such Indemnified Parties and of the rights of such Indemnified Parties hereunder. Gold Fields accepts such trust and shall hold and enforce such covenants and obligations on behalf of the other Indemnified Parties; provided that any such Indemnified Party shall be entitled to enforce such covenants and obligations on its own behalf.

6.06    Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

6.07    Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all the parties. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

6.08    Assignment

This Agreement may not be assigned by either party without the prior written consent of the other party; provided that Gold Fields shall be entitled at any time to assign this Agreement to an affiliate thereof provided that (i) such affiliate enters into a written agreement with the Corporation to be bound by the provisions of this Agreement to the same extent as if it had been an original party hereto instead of Gold Fields and (ii) Gold Fields shall continue to bound by the provisions of this Agreement.

6.09    Severability

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

6.10    Time

Time shall be of the essence of this Agreement.

6.11    Notices

Any demand, notice or other communication to be given under this Agreement shall be given in writing and shall be given by personal delivery or by facsimile transmission addressed to the recipient as follows:

  (a)
  To Gold Fields or any other Indemnified Party:

    24 St. Andrews Road
    Parktown, 2193
    South Africa

    Attention: Chief Executive Officer
    Facsimile No.: 27-11-484-0682

    with a copy to:

    McCarthy Tétrault LLP
    Suite 4700
    Toronto Dominion Bank Tower
    Toronto, Ontario
    M5K 1E6

    Attention: René Sorell
    Facsimile No: 416-868-0673

  (b)
  To the Corporation:

    5th Floor
    220 Bay Street
    Toronto, Ontario
    M5J 2W4

    Attention: Chief Executive Officer
    Facsimile No.: 416-360-4764

    with a copy to:

    Fraser Milner Casgrain LLP
    39th Floor
    1 First Canadian Place
    100 King Street West
    Toronto, Ontario
    M5X 1B2

    Attention: Franklin Davis
    Facsimile No.: 416-863-4592

or to such other address, individual or facsimile number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given on a business day during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on a business day.

6.12    Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each of Gold Fields and the Corporation irrevocably attorns to the non-exclusive jurisdiction of the courts of Ontario.

6.13    Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

GOLD FIELDS INTERNATIONAL LIMITED
By:
Name: Title:
GOLD FIELDS LIMITED
By:
Name: Title:

Schedule G

RELATIONSHIP AGREEMENT

BETWEEN

GOLD FIELDS INTERNATIONAL LIMITED

AND

GOLD FIELDS LIMITED

MADE AS OF

    •    , 2004

RELATIONSHIP AGREEMENT

        THIS AGREEMENT made as of    •    , 2004;

B E T W E E N :

        GOLD FIELDS INTERNATIONAL LIMITED, a corporation incorporated under the laws of Canada (formerly IAMGOLD CORPORATION ("IAMGOLD") and hereinafter referred to as "GFI")

– and –

        GOLD FIELDS LIMITED, a corporation incorporated under the laws of South Africa (hereinafter referred to as "GFL")

WHEREAS:

  (a)
  Contemporaneously with the entering into of this Agreement, GFL sold, or caused to be sold, to GFI and certain of its subsidiaries pursuant to a purchase agreement (the "Purchase Agreement") dated September 30, 2004 between GFI and GFL, all of GFL's direct and indirect interests in its mining assets located outside the Southern African Development Community and in consideration therefor, GFI issued to GFL and its affiliates Common Shares representing approximately 70% of the share capital of GFI on a fully diluted basis;

  (b)
  the parties desire to set forth their agreement regarding, among other things, (i) certain covenants and agreements regarding the conduct of business of the parties, including the provision of information concerning GFI to GFL and the provision of certain services by either party to the other; (ii) the treatment of potential corporate opportunities and conflicts of interest; and (iii) compliance with the SARB Conditions defined below and imposed by the South African Reserve Bank Exchange Control Division ("SARB");

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1 — INTERPRETATION

1.01    Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

  (a)
  "affiliate" means, with respect to any person, any other person that is either a subsidiary of such first-mentioned person or of which such first-mentioned person is a subsidiary and "affiliates" means all such persons collectively;

  (b)
  "Anti-Dilution Agreement" means the anti-dilution agreement between GFI and GFL dated as of the date hereof;

  (c)
  "Common Shares" means common shares in the capital of GFI

  (d)
  "GFI Board" means the Board of Directors of GFI;

  (e)
  "Governmental Entity" means any government or any state or other political subdivision thereof, or any governmental body, agency, authority (including, but not limited to, any central bank or taxing authority) or instrumentality (including, but not limited to, any court, tribunal or commission) exercising executive, prosecutorial, legislative, judicial, regulatory or administrative functions of or pertaining to government;

  (f)
  "Information" has the meaning ascribed thereto in Section 2.01(1);

  (g)
  "Laws" means all laws, including Securities Legislation, common law, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of (i) any federal, provincial, state, foreign or other government,

    (ii) any other Governmental Entity or authority (including any securities commission or other securities regulatory authority and any court or arbitrator) having jurisdiction and (iii) in respect of each of GFL and GFI, the stock exchanges on which any of its securities are listed;

  (h)
  "Ownership Percentage" means, at any particular time, the percentage that the Common Shares then held by GFL and its affiliates represent of the total number of Common Shares then outstanding calculated on a fully diluted basis assuming the conversion or exercise of all outstanding convertible securities and Options;

  (i)
  "Purchase Agreement" has the meaning ascribed thereto in the recitals to this Agreement;

  (j)
  "Registration Rights Agreement" means the registration rights agreement between GFL and GFI dated as of the date hereof;

  (k)
  "Related Parties Committee" has the meaning ascribed thereto in Section 2.04 to this Agreement;

  (l)
  "Representative" shall mean, with respect to any person, each of such person's directors, officers, employees, representatives, attorneys, accountants, advisors and agents, and each of the heirs, executors, legal representatives and assigns of any of the foregoing;

  (m)
  "SARB" has the meaning ascribed thereto in the recitals to this Agreement;

  (n)
  "SARB Conditions" means the conditions set out in the letter from the SARB to the Chief Financial Officer of GFL dated July 26, 2004, attached hereto as Schedule A, and the letter from the Chief Financial Officer of GFL to the SARB dated July 22, 2004, attached hereto as Schedule B, that: (i) at all times GFL will retain a minimum of 50.1 percent ownership in GFI; (ii) GFI will maintain directly or through subsidiaries a minimum 50.1 percent ownership in any acquisition or project that it acquires after the date hereof; (iii) any financial arrangements related to transactions referred to in (ii) will be non-recourse to South Africa; and (iv) GFL will report to SARB after any transaction referred to in (ii) giving full details of the acquisition and the financing mechanisms;

  (o)
  "Securities Legislation" means (i) the Securities Act of 1933, the Securities Exchange Act of 1934, the Securities Act (Ontario) and any other statute, regulation, policy, instrument, rule or order of any Governmental Entity in any jurisdiction in which GFI or GFL carries on business or is subject to continuous disclosure obligations applicable to a public company, dealing with the regulation of trading in securities, capital markets or corporations generally, and (ii) from time to time, the requirements of any stock exchange, quotation system or market on which the shares of GFI or GFL are listed or quoted for trading;

  (p)
  "Securities Regulator" means the United States Securities and Exchange Commission, the Ontario Securities Commission (the "OSC") and any similar Governmental Entity in any jurisdiction in which GFI or GFL carries on business or is subject to continuous disclosure obligations applicable to a public company, dealing with the regulation of trading in securities, capital markets or corporations generally;

  (q)
  "Services" means, from time to time, all services provided by GFL or any subsidiary thereof (other than GFI or any subsidiary thereof) to GFI or any subsidiary thereof, or by GFI or any subsidiary thereof to GFL or any subsidiary thereof (other than GFI or any subsidiary thereof), including treasury, technical, procurement, risk management, insurance and exploration services; and

  (r)
  "subsidiary" means, with respect to any person, any other person in respect of which such first-mentioned person possesses, directly or indirectly, the power to vote more than 50% of the outstanding voting securities of such person, or otherwise direct the management or policies of such person, by contract or otherwise and "subsidiaries" means all of such persons collectively.

1.02    Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereto", "hereunder" and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03    Extended Meanings

In this Agreement (i) words importing the singular number only shall include the plural and vice versa, (ii) words importing the masculine gender shall include the feminine and neuter genders and vice versa, (iii) words importing persons shall include individuals, partnerships, associations, trusts, firms, unincorporated organizations, corporations, joint ventures, governments, governmental entities or authorities and any other entities of any kind or nature whatsoever and (iv) the words "including", "includes" and "included" and similar expressions shall be deemed to be followed by the phrase "without limitation".

ARTICLE 2 — CERTAIN COVENANTS AND AGREEMENTS

2.01    Access to Information

(1)   GFI, subject to compliance by its Representatives with the provisions of this Section 2.01, shall afford to GFL and its Representatives reasonable access and duplicating rights (with copying costs to be borne by GFL) during normal business hours to all books and records and documents, communications, items and matters (collectively, "Information") within the knowledge, possession or control of GFI relating to its business (and shall use reasonable efforts to cause persons or firms possessing relevant Information to give similar access) insofar as such access is required by GFL for the purpose of adhering or proving adherence to the SARB Conditions or performing its obligations under this Agreement or any other agreement between the parties, or complying with any applicable Laws or for regulatory or corporate reporting purposes. The sharing of Information not expressly described in this Section 2.01(1) shall be subject to the prior approval of GFI's Related Parties Committee on a case by case basis.

(2)   Except as required by applicable Laws or for the purposes contemplated in Section 2.01(1) and after taking reasonable steps to protect the confidentiality of the information, GFL agrees that neither it nor any of its Representatives will, without the prior written consent of GFI, disclose to any person (except, in the case of GFL, to its Representatives) any material, non-public information concerning the business or affairs of GFI acquired from GFI or any Representative of GFI (including any director, officer or employee of GFI who is also a director, officer or employee of GFL). If GFL is required by applicable Laws to disclose material non-public Information concerning GFI, it will provide GFI notice prior to disclosing such Information to afford GFI the opportunity to take appropriate steps to protect the Information.

(3)   This Section 2.01 shall be in force for so long as GFL may require access to the Information for regulatory or corporate reporting purposes or to comply with the SARB Conditions or with applicable Laws.

(4)   GFL will be prohibited from using the Information other than for the purposes set forth in Section 2.01(1).

2.02    Provision of Services

Where GFI or GFL provide Services to each other:

  (a)
  the terms of the provision of Services shall be negotiated in good faith on an arm's length basis and reduced to writing;

  (b)
  the financial terms of the provision of Services will be commercially reasonable based on terms generally available for comparable services from an arm's-length person in the marketplace; and

  (c)
  For so long as GFI is a subsidiary of GFL all agreements relating to the provision of Services will be subject to approval by the Related Parties Committees of each party in accordance with Section 2.04.

2.03    Fulfilment of SARB Condition

(1)   GFI acknowledges the SARB Conditions and undertakes not to do or omit to do anything in contravention of the SARB Conditions.

(2)   GFI and GFL shall consult in good faith on any issues arising as a result of differing interpretations of the SARB Conditions, and if, after such good faith consultation, a dispute still exists as to the interpretation of the SARB Conditions, such dispute shall be referred to the relevant South African regulatory authority whose decision will be final.

(3)   Where a transaction proposed by the GFI Board requires SARB approval and GFL in its sole discretion concludes that such approval can be obtained on reasonable terms, GFL will seek SARB approval in respect of the transaction.

(4)   GFL covenants and agrees that it will comply with the SARB Conditions.

2.04    Related Parties Committees

(1)   Each of GFL and GFI will establish a committee (the "Related Parties Committee") of its respective board of directors, whose members shall satisfy the independence requirements prescribed from time to time by applicable Laws of the company for boards of directors or committees thereof reviewing related-party transactions.

(2)   The Related Parties Committees of each of GFL and GFI will be governed by a committee charter setting out the terms of reference for such committee to be developed and prepared by GFI and GFL in consultation.

(3)   The Related Parties Committees will be involved in any transactions specifically provided for in this Agreement, the Registration Rights Agreement or the Anti-Dilution Agreement to the extent required or contemplated, and all other intercompany transactions between GFI and GFL after the date hereof and any material amendments to this Agreement, the Registration Rights Agreement or the Anti-Dilution Agreement, will be subject to the prior approval of the Related Parties Committees of each of GFI and GFL.

(4)   This Section 2.04 will apply for so long as any agreement referred to in 2.04(3) or any other Section of Article 2 is in effect.

2.05    Corporate Opportunities and Conflicts of Interest

(1)   The parties have agreed to allocate corporate opportunities on a geographic basis, as more particularly described in Section 2.05(2), for so long as GFI is a subsidiary of GFL provided that nothing contained herein shall derogate from the ability of either party to seek and rely on the advice of counsel regarding the application of this Section 2.05 to particular corporate opportunities.

(2)   GFI and GFL hereby agree that:

  (a)
  potential transactions shall be allocated between GFI and GFL as follows: (i) with respect to any potential transaction or opportunity presented to or known by either involving a mining property situate in the South African Development Community, GFL shall have a right of first refusal to engage in, bid for or otherwise pursue such transaction or opportunity, and (ii) GFI shall have a right of first refusal to engage in, bid for or otherwise pursue all other transactions and opportunities; provided that, to the extent that a potential transaction or opportunity does not clearly fit exclusively into one category the matter shall be referred to the Related Parties Committee of the party to which such transaction or opportunity is presented or becomes known for the purpose of determining how the transaction or opportunity should be allocated as between GFI and GFL;

  (b)
  each party will promptly refer to the other party any transaction or opportunity coming to its attention in an area where it does not enjoy a right of first refusal; and

  (c)
  the party benefiting from a right of first refusal, as applicable, will, as soon as practicable after making a determination not to pursue a transaction or opportunity, notify the other party in writing that it is not pursuing the transaction or opportunity, and upon receipt of written notice the other party will be free to pursue the transaction or opportunity without additional formalities or documentation as between the parties.

ARTICLE 3 — DISPUTE RESOLUTION

3.01    Referral to Chairperson of the Related Parties Committee

Any dispute arising out of or relating to this Agreement, or the breach thereof, shall, in the first instance, be referred by each party to the Chairperson of its Related Parties Committee, and the two Chairpersons shall consult in good faith with a view to resolving the dispute within a period of time specified by the parties at the outset.

3.02    Arbitration

If a dispute referred to the Chairpersons of the Related Parties Committees under Section 3.01 (other than one relating to 2.03) is not resolved within the period of time specified, either party may request that the dispute be resolved through arbitration in accordance with the rules and procedures of the International Commercial Arbitration Act (Ontario) and any amendments thereto, based upon the following:

  (a)
  within 10 Business Days of the date on which either party requests that a dispute be resolved through arbitration, each party shall select an arbitrator, qualified by education and training to pass upon the particular matter to be decided, and the two arbitrators so selected shall select a third arbitrator, or in the event of a failure to select an arbitrator pursuant to the foregoing, either party may apply to a judge of the Ontario Superior Court of Justice to appoint an arbitrator;

  (b)
  the arbitration shall take place in Toronto, Ontario;

  (c)
  the arbitration award shall be given in writing and shall be final and binding on the parties and shall deal with the question of costs of arbitration and all matters related thereto; and

  (d)
  judgment upon the award rendered may be entered in any Court having jurisdiction, or, application may be made to such Court for a judicial recognition of the award or an order of enforcement thereof, as the case may be.

ARTICLE 4 — GENERAL

4.01    Further Assurances

Each of the parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as another party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

4.02    Benefit of the Agreement

This Agreement will be enure to the benefit of and be binding upon the respective administrators, other legal representatives, successors and permitted assigns of the parties. This Agreement shall also enure to the benefit of GFL's affiliates and their respective administrators, other legal representatives, successors and permitted assigns. GFI acknowledges that GFL is acting on behalf of and as trustee for its affiliates of GFI's covenants and obligations under this Agreement with respect to its affiliates and of the rights of its affiliates hereunder. GFL accepts such trust and shall hold and enforce such covenants and obligations on behalf of its affiliates; provided that any such affiliate shall be entitled to enforce such covenants and obligations on its own behalf.

4.03    Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

4.04    Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all the parties. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

4.05    Assignment

This Agreement may not be assigned by GFI without the prior written consent of GFL but may be assigned by GFL to an affiliate provided that GFL remains bound by the provisions of this Agreement and such affiliate enters into a written agreement with GFI to be bound by the provisions of this Agreement to the same extent as if it had been an original party hereto instead of GFL. This Agreement may not otherwise be assigned by GFL or any affiliate thereof.

4.06    Severability

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

4.07    Time

Time shall be of the essence of this Agreement.

4.08    Notices

Any demand, notice or other communication to be given under this Agreement shall be given in writing and shall be given by personal delivery or by facsimile transmission addressed to the recipient as follows:

  (1)
  To GFL:

    24 St. Andrews Road
    Parktown, 2193
    South Africa

    Attention: Chief Executive Officer
    Facsimile No.: 27-11-484-0682

    with a copy to:

    McCarthy Tétrault LLP
    Suite 4700
    Toronto Dominion Bank Tower
    Toronto, Ontario
    M5K 1E6

    Attention: René Sorell
    Facsimile No: 416-868-0673

  (2)
  To GFI:

    5th Floor
    220 Bay Street
    Toronto, Ontario
    M5J 2W4

    Attention: Chief Executive Officer
    Facsimile No.: 416-360-4764

    with a copy to:

    Fraser Milner Casgrain LLP
    39th Floor
    1 First Canadian Place
    100 King Street West
    Toronto, Ontario
    M5X 1B2

    Attention: Franklin Davis
    Facsimile No.: 416-863-4592

or to such other address, individual or facsimile number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given on a business day during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on a business day.

4.09    Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each of GFL and GFI irrevocably attorns to the non-exclusive jurisdiction of the courts of Ontario.

4.10    Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

GOLD FIELDS LIMITED
By:
Name: Title:
GOLD FIELDS INTERNATIONAL LIMITED
By:
Name: Title:

SCHEDULE H

INFORMATION CONCERNING IAMGOLD CORPORATION

        Unless the context otherwise requires, capitalized terms used in this schedule H that are not defined herein have the meanings ascribed to such terms in the Circular to which this schedule H is attached. All references to dollar amounts in this schedule H are to US dollars unless expressly stated otherwise.

1.    The Corporation and Corporate Structure

1.1    Incorporation

        IAMGold was incorporated under the CBCA with the name "IAMGold International African Mining Gold Corporation" by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding IAMGold Shares were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of IAMGold was increased by the creation of an unlimited number of first preference shares (the "IAMGold First Preference Shares"), issuable in series, and an unlimited number of second preference shares (the "IAMGold Second Preference Shares"), issuable in series, and the "private company" restrictions were deleted. By articles of amendment effective June 27, 1997, the name of IAMGold was changed to "IAMGold Corporation". By articles of amalgamation effective April 11, 2000, IAMGold amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, IAMGold amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation ("Repadre").

        The registered and principal office of IAMGold is located at 5th Floor, 220 Bay Street, Toronto, Ontario, Canada M5J 2W4. IAMGold's telephone number is 416-360-4710 and its website address is www.iamgold.com.

1.2    Subsidiaries

        The following chart illustrates the current corporate structure of IAMGold and the jurisdiction of incorporation of IAMGold, its subsidiaries and related companies.

        Unless the context otherwise requires, references in this schedule H to "IAMGold" are to IAMGold Corporation together with its direct and indirect wholly-owned subsidiaries and related companies.

2.    General Development of the Business

2.1    General

        IAMGold is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, IAMGold has interests in various operations and royalty interests on various operations that produce gold and diamonds. IAMGold's principal operations and royalty interests are currently operated by independent third parties. IAMGold's principal holdings are as follows:

  (a)
  an indirect 38% interest in SEMOS, the owner of the mining rights for the mining permit area (the "Sadiola Mining Permit") in Mali on which the Sadiola gold mine is located;

  (b)
  an indirect 50% interest in SADEX, which holds an 80% interest in YATELA, the owner of the mining rights for the mining permit area in Mali, immediately to the north of the Sadiola Mining Permit, on which the Yatela gold mine is located;

  (c)
  an indirect 18.9% interest in GF Ghana Limited, the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

  (d)
  an indirect 18.9% interest in Abosso, the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine is located;

  (e)
  a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada; and

  (f)
  a 0.72% net smelter return royalty on the Williams gold mine located in Ontario, Canada.

        IAMGold also holds a portfolio of other active and inactive royalty interests on mineral properties located in the Americas and Africa. IAMGold also has exploration properties in West Africa, South America and Canada.

        Additional information with respect to the business and affairs of IAMGold, including descriptions of its principal mineral properties, is set forth in schedule J attached to this Circular.

2.2    Significant Acquisitions and Dispositions

        Effective January 7, 2003, IAMGold completed a business combination transaction with Repadre pursuant to which Repadre was amalgamated with a wholly-owned subsidiary of IAMGold pursuant to an arrangement under the provisions of the Business Corporations Act (Ontario). As part of the transaction, each outstanding common share of Repadre was exchanged for 1.6 IAMGold Shares, resulting in the issue of an aggregate of 62,978,855 IAMGold Shares. The total purchase consideration was recorded as US$218 million. Prior to the completion of the transaction the principal assets of Repadre consisted of its 18.9% interest in each of GF Ghana Limited and Abosso and a portfolio of royalties on mineral properties (see schedule J attached to this Circular). The amalgamated company, named "Repadre Capital Corporation", became a wholly-owned subsidiary of IAMGold. While a formal valuation was not required to be obtained in connection with the transaction, each of Repadre and IAMGold obtained a fairness opinion in connection with the transaction. By articles of amalgamation effective January 1, 2004, IAMGold amalgamated with Repadre.

2.3    Trends

        IAMGold's income, cash flow and gold bullion holdings are significantly affected by fluctuations in the price of gold which has experienced significant price movements over the past three years. The price of gold reached a low of approximately US$253 per ounce in July 1999 and has increased to an October 22, 2004 closing price of approximately US$424 per ounce. While it appears that there is an upward trend in the price of gold, there has been significant volatility during this period and future movements in the price of gold are beyond the control of IAMGold.

3.    Directors and Officers

        The following table sets forth, for each of the directors and executive officers of IAMGold, the individual's name, municipality of residence, position with IAMGold, principal occupation and number of IAMGold Shares beneficially owned, directly or indirectly or over which control or direction is exercised, and in the case of directors of IAMGold, the period during which the individual has served as a director of IAMGold.

Name and Municipality of Residence	Position Held	Principal Occupation	Number of IAMGold Shares
William D. Pugliese(3) Aurora, Ontario	Chairman and Director since 1990	Officer, IAMGold	10,587,529
Gordon J. Bogden(2)(3) Toronto, Ontario	Director since 2002	Managing Director, National Bank Financial Inc. (investment banking firm)	—
John A. Boultbee(1) Toronto, Ontario	Director since 1994	Executive Vice President, Hollinger Inc. (publishing company)	5,000
Derek Bullock(1)(3) Bobcaygeon, Ontario	Director since 1994	President, Delitova Corporation (mining and mineral resources consulting company)	18,382
Donald K. Charter(2) Etobicoke, Ontario	Director since 2003	Chairman and Chief Executive Officer, Dundee Securities Corporation (investment dealer) and Executive Vice President, Dundee Wealth Management Inc. and Dundee Bancorp Inc. (investment management companies)	2,800
Joseph F. Conway Toronto, Ontario	President, Chief Executive Officer and Director since 2003	President and Chief Executive Officer, IAMGold	139,440	(4)
Mahendra Naik(1)(2) Markham, Ontario	Director since 2000	President & Chief Executive Officer, Yellow Online Inc. (publishing and online directory company)	251,909
Robert A. Quartermain(3) Vancouver, British Columbia	Director since 2003	President, Silver Standard Resources Inc. (mining company)	70,000
Grant A. Edey Oakville, Ontario	Chief Financial Officer	Chief Financial Officer, IAMGold	4,480	(4)
Larry E. Phillips Toronto, Ontario	Vice President, Corporate Affairs and Corporate Secretary	Vice President, Corporate Affairs & Corporate Secretary, IAMGold	11,600	(4)
Dennis Jones Toronto, Ontario	Vice President, Exploration	Vice President, Exploration, IAMGold	19,895

Paul B. Olmsted Mississauga, Ontario	Vice President, Corporate Development	Vice President, Corporate Development, IAMGold	27,416	(4)
Thomas Atkins Toronto, Ontario	Vice President, Investor Relations	Vice President, Investor Relations, IAMGold	—
Glynnis Frelih Pickering, Ontario	Corporate Controller	Corporate Controller, IAMGold	—

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the corporate governance committee.

(4)
Does not include IAMGold Shares to be issued in the future pursuant to restricted share awards under the share bonus plan comprising part of the IAMGold Share Incentive Plan. See section 4 of this schedule H.

        IAMGold does not have an executive committee.

        During the past five years, each of the foregoing individuals has held his present principal occupation or a similar position with his present employer or its predecessors or affiliates except for: Mr. Pugliese who, prior to January 2003, was Chief Executive Officer of IAMGold; Mr. Bogden who, prior to October 2003, was Managing Director of Beacon Group Advisors Inc. (an investment banking firm), and who, prior to January 2001, was a Director of Investment Banking at Newcrest Capital Inc. (an investment banking firm) and who, prior to November 1999, was Managing Director of N. M. Rothschild & Sons Canada Limited (an investment banking firm); Mr. Conway who, prior to January 2003, was President and Chief Executive Officer of Repadre (a mining company); Mr. Naik who, prior to January 2000, was Chief Financial Officer of IAMGold; Mr. Quartermain who, prior to April 1999, was President and Chief Executive Officer of Golden Knight Resources Inc. (a mining company); Mr. Edey who, prior to January 2003, was Vice-President Finance and Chief Financial Officer of Repadre; and Mr. Olmsted who, prior to January 2003, was Vice-President, Corporate Development of Repadre.

        Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

        As at November 4, 2004, the directors and senior officers of IAMGold as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 11,138,451 IAMGold Shares, representing approximately 7.6% of the outstanding IAMGold Shares.

4.    Executive Compensation

        The following table sets forth all annual and long-term compensation for services in all capacities rendered to IAMGold and its subsidiaries for the financial years ended December 31, 2003, 2002 and 2001 in respect of each of the individuals who were, as at December 31, 2003, the Chief Executive Officer of IAMGold, the Chief Financial Officer of IAMGold and the three other most highly compensated executive officers of IAMGold (collectively, the "Named Executive Officers").

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation(1) (Cdn$)	Securities under Options Granted(2) (#)	Shares Subject to Resale Restrictions (#)	All Other Compensation (Cdn$)

Joseph F. Conway(3) President and Chief Executive Officer	2003 2002 2001	482,250 — —	190,000 — —	19,201(4) — —	300,000 — —	90,000(5) — —	— — —

Grant A. Edey(3) Chief Financial Officer	2003 2002 2001	256,750 — —	155,000 — —	— — —	— — —	55,000(5) — —	— — —

Larry E. Phillips Vice President, Corporate Affairs and Corporate Secretary	2003 2002 2001	212,250 185,000 155,068	132,500 175,000 25,000	— — —	50,000 170,000 —	32,500(5) — —	— 3,214(6) 3,212(6)

Paul B. Olmsted(3) Vice President, Corporate Development	2003 2002 2001	212,250 — —	122,500 — —	— — —	100,000 — —	22,500(5) — —	— — —

Dennis Jones Vice President, Exploration	2003 2002 2001	212,250 185,000 175,538	85,000 50,000 25,000	— — —	50,000 270,000 —	— — —	— — —

(1)
Except where noted, no figures have been provided as taxable benefits did not exceed minimum threshold disclosure levels.

(2)
Options granted under the IAMGold Share Incentive Plan. (See section 4.1 of this schedule H).

(3)
Effective January 7, 2003, Mr. Conway was appointed President and Chief Executive Officer, Mr. Edey was appointed Chief Financial Officer and Mr. Olmsted was appointed Vice President, Corporate Development, of IAMGold.

(4)
Represents imputed interest benefit on an employee loan from IAMGold of between 3% and 4% pursuant to applicable regulations.

(5)
Represents the value, calculated using Cdn$9.02 per IAMGold Share, of IAMGold Shares to be issued to the Named Executive Officer in the future pursuant to a restricted share award under the share bonus plan comprising part of the IAMGold Share Incentive Plan. One-third of the IAMGold Shares issuable under such award will be issued on each of the first, second and third anniversaries of the award.

(6)
Represents additional dental benefits.

4.1    IAMGold Share Incentive Plan

        IAMGold has established the IAMGold Share Incentive Plan for the benefit of full-time and part-time employees, directors and officers of IAMGold and affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing) which may be designated from time to time by the directors of IAMGold. The IAMGold Share Incentive Plan consists of a share purchase plan (the "Share Purchase Plan"), a share bonus plan (the "Share Bonus Plan") and a share option plan (the "Share Option Plan"). The following is a summary of the IAMGold Share Incentive Plan. Pursuant to the terms of the Purchase Agreement, the IAMGold Share Incentive Plan will be amended, as described below.

  Share Purchase Plan

        Subject to the requirements of the Share Purchase Plan, the directors of IAMGold have the authority to select those employees and members of management of IAMGold and designated affiliates who may participate in the Share Purchase Plan. IAMGold will match the participant's contribution, which cannot exceed 10% of the participant's basic annual remuneration, on a quarterly basis and each participant will then be issued IAMGold Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and IAMGold. The purchase price per share will be the weighted average price of the IAMGold Shares on the TSX for the calendar quarter in respect of which the IAMGold Shares are issued. Such IAMGold Shares will be delivered to participants 12 months following their date of issue.

        A maximum of 750,000 IAMGold Shares may be issued under the Share Purchase Plan. For the financial year ended December 31, 2003, no IAMGold Shares were issued pursuant to the Share Purchase Plan and to date the directors of IAMGold have not designated any employees eligible to participate under the Share Purchase Plan.

  Share Bonus Plan

        The Share Bonus Plan permits IAMGold Shares to be issued as a discretionary bonus to employees and management of IAMGold and designated affiliates. A maximum equal to the lesser of 600,000 IAMGold Shares and 1% of the number of IAMGold Shares outstanding from time to time may be issued under the Share Bonus Plan. In respect of the financial year of IAMGold ended December 31, 2003, IAMGold granted on March 9, 2004 restricted share awards to Messrs. Conway, Edey, Phillips and Olmsted entitling such individuals to be issued an aggregate of 22,172 IAMGold Shares over a three-year period under the provisions of the Share Bonus Plan. One-third of such IAMGold Shares will be issued on each of the first, second and third anniversaries of the restricted share award grant. IAMGold intends to arrange to have all restricted IAMGold Shares vest upon completion of the Transaction.

  Share Option Plan

        The Share Option Plan provides for the grant of non-transferable options for the purchase of IAMGold Shares to eligible participants. Subject to the requirements of the Share Option Plan, the directors of IAMGold have the authority to select those eligible participants to whom options will be granted, the number of options to be granted and the price at which IAMGold Shares may be purchased. The exercise price for purchasing IAMGold Shares cannot be less than the closing price of the IAMGold Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date to be determined by the directors of IAMGold at the time the option is granted, which date will not be later than 10 years from the date the option was granted. Each option becomes exercisable, as to 33 1/3% of the IAMGold Shares subject to such option, on a cumulative basis at the end of each of the first, second and third years following the date of grant. The total number of IAMGold Shares that may be issued under the Share Option Plan cannot exceed 9,250,000 IAMGold Shares. In addition, the aggregate number of IAMGold Shares at any time available for issue to any one person cannot exceed 5% of the number of IAMGold Shares then outstanding.

        On May 15, 2003, in accordance with the terms of the IAMGold Share Incentive Plan, the directors of IAMGold amended the Share Option Plan to eliminate share appreciation rights for optionees. An optionee was previously entitled to terminate an option, in whole or in part, and, in lieu of receiving the IAMGold Shares to which the terminated option related, to receive that number of IAMGold Shares having an equivalent value to the terminated option. The TSX did not require that IAMGold Shareholders approve such amendment to the Share Option Plan.

        If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the IAMGold Shares, then the directors of IAMGold may permit all outstanding options to become immediately exercisable in order to permit IAMGold Shares issuable under such options to be tendered to such bid.

        As a result of the exercise of options and the resulting issue of IAMGold Shares, the number of IAMGold Shares now reserved for issue under the Share Option Plan is 5,108,293 IAMGold Shares. The number of options currently outstanding is 4,749,898, leaving 358,395 potential options remaining to be granted under the Share Option Plan.

        In connection with the Transaction, it is contemplated that all unexercised options for IAMGold Shares held by senior officers of IAMGold or any of its subsidiaries shall be exercisable by senior officers until 60 days after the date upon which each such senior officer receives his last severance payment from IAMGold or any of its subsidiaries, as applicable, in connection with his termination.

  Proposed Amendment to IAMGold Share Incentive Plan

        At the IAMGold Meeting, IAMGold Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Share Incentive Plan Resolution, authorizing an amendment to the IAMGold Share Incentive Plan in order to increase the maximum number of IAMGold Shares which may be reserved for issue thereunder. This amendment to the IAMGold Share Incentive Plan, which is conditional and will only become effective upon the completion of the Transaction, would increase the maximum number of IAMGold Shares which may be issued under the Share Option Plan to 25,000,000, resulting in a maximum of 26,350,000 IAMGold Shares being issuable under the IAMGold Share Incentive Plan.

  Former Repadre Options

        Under the terms of the arrangement between IAMGold, a wholly-owned subsidiary of IAMGold and Repadre which became effective on January 7, 2003, a total of 2,712,000 IAMGold Shares were reserved for issue upon the exercise of options held by former directors, officers and employees of Repadre (the "Repadre Options"). From January 7, 2003 to October 14, 2004, 1,681,999 IAMGold Shares have been issued upon the exercise of Repadre Options, leaving 1,030,001 IAMGold Shares issuable upon the exercise of outstanding Repadre Options.

  Pension Benefits

        There are no pension benefits in place for the Named Executive Officers.

4.2    Option Grants During the Financial Year ended December 31, 2003

        The following table sets forth certain information regarding the options granted under the Share Option Plan during the financial year ended December 31, 2003 to each of the Named Executive Officers.

Name	Securities Under Options Granted	% of Total Options Granted to Employees in the Financial Year	Exercise or Base Price (Cdn$/Share)	Market Value of Securities Underlying Options at the Date of Grant(1) (Cdn$/Share)	Expiration Date

Joseph F. Conway	300,000	62.5	7.60	7.60	January 6, 2008

Grant A. Edey	—	—	—	—	—

Paul B. Olmsted	100,000	20.8	7.60	7.60	January 6, 2008

Dennis Jones	—	—	—	—	—

Larry E. Phillips	—	—	—	—	—

(1)
Based on the closing price of the IAMGold Shares on the TSX on the date of grant of the options, being January 7, 2003.

4.3    Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

        The following table sets forth certain information regarding all exercises of stock options during the financial year ended December 31, 2003 by each of the Named Executive Officers and the value of unexercised options held by the Named Executive Officers as at December 31, 2003 on an aggregate basis.

Name	Number of Securities Acquired on Exercise	Aggregate Value Realized (Cdn$)	Number of Unexercised Options at December 31, 2003 Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at December 31, 2003(1) Exercisable/ Unexercisable (Cdn$)

Joseph F. Conway	160,000	933,100	496,000/300,000	2,987,420/426,000

Grant A. Edey	138,666	771,166	218,667/ —	1,113,458/ —

Paul B. Olmsted	64,000	446,100	136,000/100,000	797,470/142,000

Dennis Jones	140,000	467,500	156,667/123,333	554,633/516,467

Larry E. Phillips	64,267	217,800	440,733/90,000	1,519,363/345,800

(1)
Based on the closing price of the IAMGold Shares on the TSX on December 31, 2003 of Cdn$9.02.

4.4    Indebtedness of Management

        The following table sets forth all indebtedness to IAMGold or any of its subsidiaries of each individual who is, or at any time during the financial year ended December 31, 2003 was, a director, executive officer or senior officer of IAMGold and was indebted to IAMGold or any of its subsidiaries. As at October 22, 2004, the aggregate amount of indebtedness owing to IAMGold and its subsidiaries by all officers, directors, employees and former officers, directors and employees of IAMGold or any of its subsidiaries was Cdn$344,221.

Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Program

Securities Purchase Program
								Financially Assisted Securities Purchases During 2003
	Involvement of IAMGold or Subsidiary	Largest Amount Outstanding During 2003		Amount Outstanding as at December 31, 2003		Amount Outstanding as at October 22, 2004
Name and Principal Position									Security for Indebtedness
Joseph F. Conway President, Chief Executive Officer(1)	Loan from IAMGold	Cdn$	694,221	Cdn$	344,221	Cdn$	344,221	—	95,200 IAMGold Shares

(1)
Effective January 7, 2003, an outstanding share purchase loan from Repadre to Mr. Conway in the amount of Cdn$694,221 was carried forward into IAMGold. During the financial year of IAMGold ended December 31, 2003, the amount of the loan was reduced to Cdn$344,221. The loan is non-interest bearing and is secured by, and only by, a pledge of 192,000 IAMGold Shares (subsequently reduced to 95,200 IAMGold Shares as at December 31, 2003). The loan is repayable on May 20, 2007 and in certain other instances, including upon the sale of the pledged shares, the resignation, termination or death of Mr. Conway or, at the discretion of the directors of IAMGold, with half the after-tax amount of any bonus paid to Mr. Conway by IAMGold. If the pledged shares are sold by Mr. Conway pursuant to a cash take-over or issuer bid or upon the resignation, termination or death of Mr. Conway or at maturity, and the after-tax proceeds are less than the outstanding indebtedness, IAMGold has agreed to pay Mr. Conway a bonus, retiring allowance or death benefit, as applicable, in an amount equal, on an after-tax basis, to such unpaid amount, which shall be used to repay the outstanding amount.

4.5    Management Contracts

        IAMGold has entered into management and employment agreements (collectively the "Management Agreements") with William D. Pugliese as Co-Chairman and Chief Executive Officer (now Chairman) of IAMGold, Joseph F. Conway as President and Chief Executive Officer of IAMGold, Grant A. Edey as Chief Financial Officer of IAMGold, Larry E. Phillips as Vice President, Corporate Affairs and Corporate Secretary

of IAMGold, Paul B. Olmsted as Vice President, Corporate Development of IAMGold, Dennis Jones as Vice President, Exploration of IAMGold and Tom Atkins as Vice President, Investor Relations of IAMGold (collectively the "Key Executives"). Under the Management Agreements, for the 2004 financial year of IAMGold the base annual salary for Mr. Conway was fixed at Cdn$500,000, for Mr. Edey was fixed at Cdn$275,000, for Mr. Phillips was fixed at Cdn$250,000, for Messrs. Jones and Olmsted was fixed at Cdn$230,000, for Mr. Pugliese was fixed at Cdn$200,000 and for Mr. Atkins was fixed at Cdn$190,000. The Management Agreements contain provisions with respect to termination on death and disability as well as termination by IAMGold other than for cause, in which case remuneration equal to their base salary is to be paid to Messrs. Conway, Edey, Phillips, Jones and Olmsted for 24 months, to Mr. Atkins for 18 months and to Mr. Pugliese for 12 months following such termination and, in all cases, any outstanding stock options become fully exercisable.

        The Management Agreements (with the exception of the Management Agreement with Mr. Pugliese) also contain "change of control" provisions. These provisions provide that, under certain specified circumstances, a change in control of IAMGold is deemed to constitute termination of the applicable Key Executive by IAMGold other than for cause, unless waived by the Key Executive. Completion of the Transaction will result in a "change of control" of IAMGold within the meaning of the applicable Management Agreements. Accordingly, unless waived by the applicable Key Executive, completion of the Transaction will entitle Messrs. Conway, Edey, Phillips, Jones, Olmsted and Atkins to lump sum cash payments of approximately Cdn$1,000,000, Cdn$550,000, Cdn$500,000, Cdn$460,000, Cdn$460,000 and Cdn$285,000, respectively. It is not anticipated that the Key Executives will waive the foregoing "change of control" provisions of the Management Agreements in connection with the completion of the Transaction.

        In addition, upon completion of the Transaction, IAMGold has agreed to pay to Claude Barjot, President of AGEM Ltd. (a subsidiary of IAMGold), a lump sum cash payment equal to approximately US$290,000.

4.6    Compensation of Directors

        For the financial year ended December 31, 2003, each director of IAMGold (other than Mr. Pugliese, Mr. Mark Nathanson (who resigned as a director of IAMGold in September 2003) and Mr. Conway) received an annual fee of Cdn$12,000 together with Cdn$2,500 for each meeting of the directors or any committee thereof in which such director participated. Any such director who chaired a committee of the directors of IAMGold also received an annual fee of Cdn$3,000. In 2003, each director of IAMGold received 50,000 options to purchase IAMGold Shares under the IAMGold Share Incentive Plan.

        The directors of IAMGold received an aggregate of Cdn$381,833 in remuneration in 2003.

4.7    Securities Authorized for Issuance Under Equity Compensation Plans

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders	5,779,899(1)	$5.80	358,395

(1)
Including 1,030,001 IAMGold Shares to be issued upon the exercise of options held by former directors, officers and employees of Repadre.

4.8    Directors' and Officers' Liability Insurance

        IAMGold has directors' and officers' liability insurance for the benefit of the directors and officers of IAMGold which provides coverage in the aggregate of Cdn$20 million for the period from April 1, 2004 to June 30, 2005. The deductible amount on the policy is Cdn$100,000 and the total premium for the period from April 1, 2004 to June 30, 2005 is Cdn$419,000 (Cdn$385,400 for the policy year March 31, 2003 to March 31, 2004). Pursuant to the terms of the Purchase Agreement, IAMGold will obtain and maintain for a period of 18 months following the Completion Date "run-off" insurance in favour of its officers and directors that provides coverage substantially equivalent to the coverage provided by IAMGold's existing directors and officers insurance, provided that the same is available on terms and at a cost that is acceptable to Gold Fields and IAMGold, each acting reasonably.

4.9    Composition of the Compensation Committee

        The members of the compensation committee of the directors of IAMGold (the "Compensation Committee") for 2003 were Donald K. Charter (Chairman), Gordon J. Bogden and Mahendra Naik.

4.10    Compensation Committee Report on Executive Compensation

        IAMGold's executive compensation program is designed to provide both short and long-term rewards to the Named Executive Officers and other senior executives of IAMGold that are consistent with individual and corporate performance and their contribution to IAMGold's objectives. This includes base salaries, cash bonuses, options granted pursuant to the IAMGold Share Incentive Plan and benefits such as medical and dental insurance. Levels of compensation are established and maintained with the intent of attracting and retaining quality employees.

        The base salary for each executive of IAMGold is determined based on the individual's level of responsibility, the importance of the position to IAMGold and the individual's contribution to IAMGold's performance.

        During the year 2003, the Compensation Committee reviewed executive compensation, including base salaries, cash bonuses and share purchase options.

        As part of its review, the Compensation Committee conducted an analysis of executive compensation paid by a peer group of North American based gold mining companies. The Compensation Committee considered the comparative analysis together with the results achieved by IAMGold during the year relative to its corporate objectives.

        The Compensation Committee specifically reviewed the performance of the President and Chief Executive Officer of IAMGold based on a number of factors, including:

  •
  the development and implementation of a strategic business plan for IAMGold;

  •
  effectively managing and monitoring operating interests and exploration interests;

  •
  the effective integration of the IAMGold/Repadre merger; and

  •
  actively pursuing acquisition opportunities.

        The Compensation Committee also considered the performance of IAMGold relative to its peers when deciding to recommend salary adjustments, bonuses and share purchase options for senior management of IAMGold. The Compensation Committee, in consultation with the President and Chief Executive Officer of IAMGold, developed a system of cash bonuses for executive management, including the President and Chief Executive Officer, based on a number of performance-based factors. These factors include corporate performance, including relative share price performance and earnings, as well as individual performance targets related to corporate objectives. The specific weighting of factors varies between executives and such factors are to be reviewed by the Compensation Committee annually. The Compensation Committee also introduced the granting of restricted shares as part of the bonus awards for senior executives.

        The foregoing report has been provided by the members of the Compensation Committee.

                                                                         Donald K. Charter
                                                                         Gordon J. Bogden
                                                                         Mahendra Naik

5.    Shareholder Return Performance Graph

        The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in IAMGold Shares on December 31, 1998 against the cumulative total shareholder return of the S&P/TSX Composite Index and the TSX Gold and Precious Metals Index for the five most recently completed financial years of IAMGold, assuming the reinvestment of all dividends.

Five Year Cumulative
Return on Cdn$100 Investment

6.    Statement of Corporate Governance Practices

        During the 2003 year, corporate governance has been the subject of unprecedented media attention and investor concern. A variety of proposals, guidelines and amended regulations have been published in Canada and the United States, all intended to improve corporate governance practices and disclosures.

        Strong effective corporate governance practices have been a primary focus of the directors of IAMGold since IAMGold's inception. In January 2001, the corporate governance committee of the directors of IAMGold (the "Corporate Governance Committee") completed a thorough review of IAMGold's policies and practices. Existing practices were recorded and formal mandates for the three committees of the directors of IAMGold were adopted and published in the management information circular delivered to IAMGold Shareholders in respect of the annual meeting of IAMGold Shareholders in 2002. The directors of IAMGold also adopted formal policies with respect to composition and rotation of committees and conflict of interest guidelines.

        The directors of IAMGold are committed to maintaining the highest standard of corporate governance for the proper operation of the business of IAMGold and the effective protection of the interests of all IAMGold Shareholders.

        The directors of IAMGold, through the Corporate Governance Committee, are responsible for reviewing, on a regular basis, proposed changes to legislation, regulations and guidelines, as well as public commentary pertaining to corporate governance practices. The directors of IAMGold are of the view that IAMGold's standards of corporate governance continue to meet or exceed the governance guidelines of the TSX.

        The commitment to sound corporate governance extends beyond the directors of IAMGold to all management and employees of IAMGold. The principles of transparency, disclosure and integrity have been formalized in a code of business ethics for the entire organization and a charter of expectations for directors which clearly set out the expectations and responsibilities of directors and management with respect to good governance. The charter of expectations for directors addresses the expectation that an individual director will provide strategic direction, maintain independence, provide insight, work effectively with management and remain accountable to IAMGold Shareholders and investors.

6.1    Report of the Corporate Governance Committee

        The Corporate Governance Committee for the 2003 year consisted of Gordon J. Bogden (Chairman), William D. Pugliese, Mark I. Nathanson (who resigned in September 2003), Derek Bullock and Robert A. Quartermain.

        During the year ended December 31, 2003, the Corporate Governance Committee:

  (a)
  reviewed the size and composition of the board of directors and considered the necessary expertise and experience for members of the board of directors to effectively discharge their responsibilities at the board and committee levels;

  (b)
  reviewed the individual committee mandates and composition;

  (c)
  reviewed all contracts and arrangements with directors and related parties in the context of existing guidelines for conflicts of interest and independence;

  (d)
  recommended to the board of directors the eight nominees to stand for election as directors at the annual meeting of IAMGold Shareholders held in June 2003;

  (e)
  reviewed the governance requirements and guidelines arising from the listing of the IAMGold Shares on the AMEX, in particular as a result of the Sarbanes-Oxley Act of 2002, requiring the development of internal audit and control systems during the 2004 calendar year;

  (f)
  conducted an annual review of the Chief Executive Officer;

  (g)
  developed and carried out a director assessment process; and

  (h)
  reviewed the compensation for directors for the 2003 year.

        The monitoring of corporate governance is a continuous process that requires the full commitment of all the directors of IAMGold. The Corporate Governance Committee will consider evolving guidelines and recommendations in order to maintain the best practices for IAMGold and IAMGold Shareholders.

        Submitted on behalf of the Corporate Governance Committee.

7.    Principal Shareholders

        As of the date hereof, to the knowledge of the directors and officers of IAMGold, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of IAMGold carrying more than 10% of the voting rights attached to any class of voting securities of IAMGold.

8.    Consolidated Capitalization

        The following table sets forth the consolidated capitalization of IAMGold as at December 31, 2003 and June 30, 2004. The table should be read in conjunction with the audited consolidated financial statements of IAMGold for the financial year ended December 31, 2003, including the notes thereto and the auditors' report thereon, the unaudited consolidated interim financial statements of IAMGold for the six months ended June 30,

2004, including the notes thereto, and management's discussion and analysis of results of operations and financial condition for such periods set forth in schedule K attached to this Circular.

	As at June 30, 2004	As at December 31, 2003
	(US$ in thousands)	(US$ in thousands)
Long-Term Debt	10,870	11,342

Common Shares	343,282	342,208
Preference Shares	—	—
Share Purchase Options	4,983	2,138
Contributed Surplus	—	—
Share Purchase Loans	(266)	(266)
Retained Earnings	45,989	42,608

Total Capitalization	404,858	398,030

9.    Description of Share Capital

9.1    Description of Share Capital

        IAMGold is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of IAMGold Shares, of which 145,749,480 IAMGold Shares and no First Preference Shares or Second Preference Shares were outstanding as at November 4, 2004.

9.2    First Preference Shares

        The First Preference Shares are issuable in one or more series. Subject to IAMGold's articles, the directors are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the IAMGold Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the First Preference Shares or any series thereof.

9.3    Second Preference Shares

        The Second Preference Shares are issuable in one or more series. Subject to IAMGold's articles, the directors are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the IAMGold Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the Second Preference Shares or any series thereof.

9.4    IAMGold Shares

        Each IAMGold Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each IAMGold Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of IAMGold and the remaining property of IAMGold upon dissolution.

9.5    Dividend Record and Policy

        IAMGold declared a dividend of Cdn$0.06 per share to holders of record of IAMGold Shares at December 18, 2003. Payment was made on January 6, 2004. The actual timing, payment and amount of dividends paid by IAMGold will be determined by the directors of IAMGold from time to time based upon, among other things, the cash flow, results of operations and financial condition of IAMGold, the need for funds to finance ongoing operations and such other business considerations as the directors of IAMGold may consider relevant.

10.    Legal Proceedings

        IAMGold is a defendant in an action commenced on August 27, 1991 in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri"). Kinbauri claims damages in the amount of Cdn$10 million in lieu of specific performance of an agreement to amalgamate between IAMGold and Kinbauri. In January 2002, Kinbauri amended its claim to include a claim for punitive damages in the amount of Cdn$2 million. A trial on the issue of liability was conducted in July 1997 before the Ontario Supreme Court at Ottawa. The trial judge rendered his decision on the liability issue in May 1999, when he found in favour of Kinbauri on the basis that IAMGold had breached an implied obligation to use best efforts to meet a necessary condition of an agreement. IAMGold appealed the decision to the Ontario Court of Appeal. The appeal was dismissed on November 2, 2000. An application by IAMGold for leave to appeal to the Supreme Court of Canada was denied.

        A trial on the issue of damages commenced in January 2002 and was completed on March 1, 2002. The trial judge rendered his decision on damages on December 23, 2002. The trial judge awarded compensatory damages to Kinbauri in the amount of Cdn$1.7 million. The claim for punitive damages was dismissed. The plaintiff was also awarded prejudgment interest at the rate of 10% from August 27, 1991 and legal costs to be assessed. IAMGold took a charge of US$2.9 million against earnings for the year 2002 regarding the Kinbauri damage award.

        On January 20, 2003 Kinbauri filed a notice of appeal of the damages award. IAMGold, after consulting with litigation counsel, filed a notice of cross appeal on January 28, 2003. IAMGold has appealed the amount of the damage award and the rate of pre-judgment interest. The appeals were heard on April 15, 2004 at which time the Ontario Court of Appeal reserved judgment.

11.    Interest of Management and Others in Material Transactions

        Other than as described below and elsewhere in this schedule H or in this Circular, since January 1, 2003, no insider of IAMGold, nominee for election as a director of IAMGold, or any associate or affiliate of an insider or nominee of IAMGold, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect IAMGold or any of its subsidiaries.

12.    Auditor, Registrar and Transfer Agent

        The auditor of IAMGold is KPMG LLP, Chartered Accountants, Suite 3300, Commerce Court West, Toronto, Ontario M5L 1B2.

        The registrar and transfer agent for the IAMGold Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario.

13.    Documents Incorporated by Reference

        Information has been incorporated by reference in this schedule H from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be accessed on SEDAR at www.sedar.com or obtained on request without charge from the

Secretary of IAMGold at the principal office of IAMGold located at 5th Floor, 220 Bay Street, Toronto, Ontario, Canada M5J 2W4, telephone: 416-360-4719.

        The following documents, filed by IAMGold with the securities regulatory authorities in the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of this Circular:

  (a)
  the annual information form dated April 30, 2004 of IAMGold;

  (b)
  the material change report dated April 7, 2004 with respect to the proposed business combination (the "Combination") between IAMGold and Wheaton River;

  (c)
  the joint management information circular dated April 30, 2004 of IAMGold and Wheaton River prepared in connection with the annual and special meeting of IAMGold Shareholders held on July 6, 2004, as supplemented on June 24, 2004, excluding the sections relating exclusively to Wheaton River and the section in exhibit B entitled "Report on Corporate Governance" and schedule A to exhibit B entitled "Statements of Corporate Governance Practices";

  (d)
  the material change report dated May 3, 2004 with respect to the entering into of an arrangement agreement (the "Combination Agreement") between IAMGold, a wholly-owned subsidiary of IAMGold and Wheaton River in connection with the Combination;

  (e)
  the material change report dated June 18, 2004 with respect to, among other things, the proposed take-over bid for all of the outstanding IAMGold Shares by Golden Star Resources Ltd. (the "Golden Star Bid") and the Court ordered adjournment to June 29, 2004 of the annual and special meeting of IAMGold Shareholders called for the purpose of considering and voting upon, among other matters, the Combination;

  (f)
  the material change report dated July 5, 2004 with respect to, among other things, the recommendation by the directors of IAMGold to IAMGold Shareholders to reject the Golden Star Bid and the adjournment to July 6, 2004 of the annual and special meeting of IAMGold Shareholders called for the purpose of considering and voting upon, among other matters, the Combination;

  (g)
  the material change report dated July 19, 2004 with respect to, among other things, the termination of the Combination Agreement and the adoption by IAMGold of a shareholder rights plan agreement;

  (h)
  the material change report dated August 20, 2004 with respect to the Transaction; and

  (i)
  the material change report dated October 8, 2004 with respect to the execution of the Purchase Agreement between IAMGold, Gold Fields, GF Ghana Holdings and GF Guernsey in connection with the Transaction.

        Any financial statements, management information circulars, management's discussion and analysis or documents of the type referred to above (excluding confidential material change reports) filed by IAMGold with a securities commission or similar authority in Canada after the date of this Circular and prior to the IAMGold Meeting shall be deemed to be incorporated by reference in this Circular.

        Any statement contained in this Circular or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

SCHEDULE I

SELECTED INFORMATION CONCERNING GOLD FIELDS LIMITED

        Unless the context otherwise requires, capitalized terms used in this schedule I that are not defined herein have the meaning ascribed to such terms in the Circular to which this schedule I is attached. All references to dollar amounts in this schedule I are to US dollars unless stated otherwise.

1.    Corporate Structure

        The following chart sets out the simplified corporate structure of Gold Fields following completion of the Transaction.

Notes:

(i)
The remaining 10% is owned by the Government of Ghana.

(ii)
AngloGold indirectly owns 38%, the Government of Mali owns 18% and the International Finance Corporation owns 6%.

(iii)
AngloGold indirectly owns 40% and the Government of Mali owns 20%.

(iv)
15% of the shares to be issued to Mvela Gold by 2009.

(v)
80.7% economic interest, 92% voting interest (subject to completion of the acquisition).

2.    Name, Address and Incorporation

        Gold Fields is incorporated in the Republic of South Africa. Gold Fields was originally incorporated under the name East Driefontein Gold Mining Company Limited on May 3, 1968 and subsequently changed its name to Driefontein Consolidated Limited. With effect from January 1, 1998, a company formed on November 21, 1997 (referred to in this paragraph as "Original Gold Fields"), acquired substantially all of the gold mining assets and interests previously held by Gencor Limited, Gold Fields of South Africa Limited, New Wits Limited and certain other shareholders in such companies. With effect from January 1, 1999, Driefontein Consolidated Limited acquired Original Gold Fields (which was subsequently renamed GFL Mining Services Limited) in a merger. Driefontein Consolidated Limited was renamed Gold Fields Limited on May 10, 1999, following the merger.

        The registered and principal executive office of Gold Fields is located at 24 St. Andrews Road, Parktown, 2193, South Africa.

3.    Directors and Officers

        The full names, current functions and addresses of the directors of Gold Fields are as follows:

Names	Functions	Addresses
Christopher M.T. Thompson	Non-Executive Chairman	24 St. Andrews Road, Parktown, 2193
Alan J. Wright	Non-Executive Deputy Chairman	24 St. Andrews Road, Parktown, 2193
Ian D. Cockerill	Chief Executive Officer	24 St. Andrews Road, Parktown, 2193
Kofi Ansah	Non-Executive	24 St. Andrews Road, Parktown, 2193
G. Jakes Gerwel	Non-Executive	24 St. Andrews Road, Parktown, 2193
Nicholas J. Holland	Chief Financial Officer	24 St. Andrews Road, Parktown, 2193
J. Michael McMahon	Non-Executive	24 St. Andrews Road, Parktown, 2193
Gordon R. Parker	Non-Executive	24 St. Andrews Road, Parktown, 2193
Rupert Pennant-Rea	Non-Executive	24 St. Andrews Road, Parktown, 2193
Patrick J. Ryan	Non-Executive	24 St. Andrews Road, Parktown, 2193
Tokyo M.G. Sexwale	Non-Executive	24 St. Andrews Road, Parktown, 2193
Bernard R. van Rooyen	Non-Executive	24 St. Andrews Road, Parktown, 2193
Chris I. von Christierson	Non-Executive	24 St. Andrews Road, Parktown, 2193

  Directors' Interests in Transactions

        IAMGold has been advised by Gold Fields that none of the members of the Gold Fields Board of Directors had any material beneficial interest, whether direct or indirect, in the Transaction nor in any transaction effected by Gold Fields during the current or immediately preceding financial year or during an earlier financial year which remain outstanding or unperformed, other than as stated below.

        Tokyo M.G. Sexwale and Bernard R. van Rooyen, non-executive directors of Gold Fields, are, respectively, the Chairman of the board of directors and a director of Mvela Resources. GFLMS is currently party to the Mvela Exploration Agreement pursuant to which GFLMS has granted to Mvela Resources the right to purchase up to 15% but not less than 5% of the interest of GFLMS and any entity which controls, is controlled by or is under common control with GFLMS in the prospecting for precious metals or the financing, development, construction or operation of any precious metal mining project in Africa flowing from such prospecting where such interest is secured during the term of the agreement. The Mvela Exploration Agreement became effective on March 1, 2002 and will terminate on March 1, 2007 unless earlier terminated in accordance therewith. Mvela Resources is required to pay for its proportionate share of the costs of any exploration project it elects to participate in. See "Gold Fields International After Completion of the Transaction — Certain Material Contracts" in this Circular for a more detailed discussion of the Mvela Exploration Agreement.

        GFLMS has agreements with Rand Refinery Limited ("Rand Refinery"), in which Gold Fields holds a 33.1% interest, providing for the refining of substantially all of Gold Fields' South African gold production by Rand Refinery and for GFLMS to act as agent for Rand Refinery to sell up to 50% of Gold Fields' South African production. GF Ghana Limited and Abosso are each party to agreements with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines entered into in June 2003. Nicholas J. Holland, who is Chief Financial Officer and a director of Gold Fields, has been a director of Rand Refinery since July 12, 2000. As a director of GFLMS, which is a wholly-owned subsidiary of Gold Fields, Mr. Holland has declared his interest in the contract between Rand Refinery and GFLMS, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreements with GFLMS, GF Ghana Limited or Abosso. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMS.

        Gold Fields believes that the above transactions involving interests of its directors have been conducted on terms at least as favorable as the terms that would have been available to Gold Fields from parties which deal with Gold Fields at arm's length.

        IAMGold has been advised by Gold Fields that none of the members of the Gold Fields Board of Directors is currently, or has been during the immediately preceding financial year, materially indebted to Gold Fields.

        Gordon R. Parker, a non-executive director of Gold Fields, is the owner of 15,000 IAMGold Shares.

4.    Principal Shareholders

        A list of the individuals and organizations holding, to the knowledge of Gold Fields' management, directly or indirectly, 5% or more of its issued share capital as of June 30, 2004 is set forth below.

Beneficial Owner	Ordinary Shares	Percentage
OJSC MMC Norilsk Nickel(1)	98,467,758	20.0
Old Mutual plc(2)	28,533,186	5.8

(1)
OJSC MMC Norilsk Nickel holds its Gold Fields Shares directly.

(2)
Old Mutual plc holds its Gold Fields Shares through Old Mutual Life Assurance Company of South Africa Limited and various subsidiaries. G. Jakes Gerwel, a non-executive director of Gold Fields, is also a director of Old Mutual Life Assurance Company of South Africa Limited.

        To the knowledge of Gold Fields' management, there is no controlling shareholder of Gold Fields.

5.    Capitalization of Gold Fields

        All of the Gold Fields Shares rank pari passu with each other and are fully paid. Any variation of rights attaching to the Gold Fields Shares will require a special resolution of the Gold Fields Shareholders at a general meeting of the Gold Fields Shareholders in accordance with the articles of association of Gold Fields.

        Details of Gold Fields' share capital are as follows:

At June 30, 2004

Authorized ordinary share capital 1,000,000,000 ordinary shares with a par value of 50 cents each	Rand 500,000,000
Issued ordinary share capital 491,492,520 ordinary shares with a par value of 50 cents each	Rand 245,746,260
Share premium	Rand 9,303,400,000

6.    Prospects for Gold Fields

        The Transaction, by splitting Gold Fields into two geographically distinct entities, allows Gold Fields to sharpen its focus on South Africa in order to continue to generate strong profit margins and harness the exploration potential inherent in present South African operations as well as exploration properties in South Africa and in the SADC region, while at the same time creating a growth platform for its international assets through the vend-in to the new Gold Fields International. Management will continue its focus on the transformation of the operations of Gold Fields to meet not only the requirements of the South African Mining Charter, but also the requirements of effectively operating in Southern Africa. A focus on operational excellence and a drive to increase productivity will be accompanied by inward investment aimed at reducing costs.

        Gold Fields, as a significant shareholder of Gold Fields International, maintains exposure to any uplift in the value of assets injected into Gold Fields International and will benefit from any growth in production which is achieved organically or through acquisitions by Gold Fields International. In addition Gold Fields will pursue exploration opportunities in the SADC region initially contracting exploration expertise from Gold Fields International. The program will initially focus on existing exploration tenements at Tembo in Tanzania and at Kisenge and Okimo in the Democratic Republic of Congo. However, Gold Fields intends to aggressively expand exploration activities to include other SADC countries. In addition, Gold Fields will continue to pursue the significant endowment potential that exists below the current infrastructure on the South African operations.

7.    Certain Material Contracts

  IAMGold Deal

        On September 30, 2004, Gold Fields, GF Ghana Limited, GF Guernsey and IAMGold entered into a purchase agreement pursuant to which the assets of Gold Fields' subsidiaries located outside of the SADC would be sold to IAMGold in exchange for an interest of approximately 70% of the fully diluted equity of IAMGold. Among the conditions to the obligation of IAMGold to complete the Transaction are that (i) releases or terminations effective as of the Completion Date in form and substance reasonably satisfactory to IAMGold be obtained in respect of any obligations or liabilities of any of the Acquired Companies pursuant to, among other things, any agreement to guarantee debts, liabilities or obligations of Gold Fields or any of its subsidiaries other than the Acquired Companies, and (ii) all third party consents and amendments to agreements which, if not obtained, could materially impede the completion of the Transaction, be obtained on terms that are reasonably satisfactory to IAMGold. Gold Fields has covenanted in the Purchase Agreement to use its commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions to completion of the Transaction at or before the Escrow Time. See "The Transaction" of this Circular for a more detailed description of the Transaction.

  Mvela Resources Deal

        On March 8, 2004, Gold Fields Shareholders approved a series of transactions (collectively, the "Mvela Acquisition" and which are described below) involving the acquisition by Mvela Resources of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of Rand 4.139 billion.

        The Mvela Acquisition was preceded by an internal restructuring of Gold Fields in order to effect the restructuring of its South African gold mining assets. On July 25, 2003, Gold Fields, GFLMS and Gold Fields' South African subsidiaries entered into a reorganization agreement (the "Reorganization Agreement") to sell the Driefontein, Kloof and Beatrix mining operations and certain ancillary assets and operations to GFI-SA. The Reorganization Agreement provided for aggregate consideration equal to the book value of such assets and businesses to be sold to GFI-SA. On August 8, 2003, the parties entered into addendum number 1 to the Reorganization Agreement, which clarified that certain GFLMS employees would not be subject to transfer to GFI-SA. The Reorganization Agreement which was subject to the fulfilment of certain conditions precedent, was implemented prior to completion of the Mvela Acquisition.

        On November 26, 2003, Gold Fields, Mvela Resources, Mvela Gold and GFI-SA entered into a covenant agreement regulating their rights and obligations with respect to GFI-SA (the "Mvela Covenant Agreement"). Under the Mvela Covenant Agreement, which became effective following the advance by Mvela Gold of the Mvela Loan described more fully below, Mvela Gold has nominated two of the seven members to the board of directors of GFI-SA and two members of each of GFI-SA's Operations Committee and Transformation Committee, the latter of which has been established to monitor compliance with the South African Mining Charter under the New Minerals Act. Pursuant to the Mvela Covenant Agreement, GFI-SA must not dispose of any material assets, enter into, cancel or alter any material transaction between GFI-SA and any related party or make any material amendment to the GFI-SA constitutive documents without the prior written consent of Mvela Gold. In addition, if Gold Fields or GFI-SA wishes to increase the interest of black-empowerment entities in GFI-SA or in any other business or assets of Gold Fields, other than pursuant to an employee share incentive scheme, Gold Fields must first offer to Mvela Gold the opportunity to increase its interest in GFI-SA. The Mvela Covenant Agreement shall remain in force for so long as Gold Fields remains a shareholder of GFI-SA and Mvela Resources either holds a 15% interest in, or is a shareholder of, GFI-SA. The Mvela Covenant Agreement will terminate in any case, however, if the shares of GFI-SA are listed on the JSE.

        On December 11, 2003, Gold Fields, GFI-SA, Mvela Gold, FirstRand Bank Limited and two of Gold Fields' subsidiaries entered into a loan agreement (the "Mvela Loan Agreement"), pursuant to which Mvela Gold advanced a loan of Rand 4.139 billion (the "Mvela Loan") to GFI-SA on March 17, 2004, which has been applied towards funding GFI-SA's acquisition of Gold Fields' South African mining operations and certain ancillary assets and operations under the Reorganization Agreement. The Mvela Loan has a term of five years, bears interest at a rate of 10.57% per annum and is guaranteed by Gold Fields, Gold Fields Australia Pty Ltd. and GF Guernsey. GFI-SA may elect to repay the Mvela Loan (together with the present value of the then outstanding interest payment obligations) at any time starting 12 months after the Mvela Loan was advanced. The Mvela Loan will become immediately due and payable upon the occurrence of an event of default by GFI-SA or Gold Fields. Under the Mvela Loan Agreement, while the Mvela Loan is outstanding, Gold Fields and any of its material subsidiaries (defined as any subsidiary whose gross turnover in the most recently ended financial year represents more than 5% of the gross turnover of Gold Fields and its subsidiaries) may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction, or (iii) assume any financial indebtedness.

        On December 11, 2003, Gold Fields, GFI-SA and Mvela Gold entered into a subscription and share exchange agreement (the "Subscription and Share Exchange Agreement") pursuant to which, upon repayment of the Mvela Loan, Mvela Gold must subscribe for 15% of the issued equity shares of GFI-SA (the "GFI-SA Shares") for a consideration of Rand 4.139 billion. In addition, starting one year after the subscription by Mvela Gold for the GFI-SA Shares, Gold Fields and Mvela Gold will be entitled to require the exchange of the GFI-SA Shares for Gold Fields Shares of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFI-SA's operations divided by the same calculation as applied to Gold Fields' operations, with certain adjustments. In the event that the parties do not agree on the number of Gold Fields' Shares to be issued to Mvela Gold in such exchange, then the exchange ratio will be determined by an independent merchant bank or investment bank appointed by the parties. Mvela Gold has ceded its rights under the Subscription and Share Exchange Agreement to secure its obligations under the mezzanine finance loan contemplated by the transaction. Mvela Gold is entitled to dispose of the GFI-SA Shares and any Gold Fields Shares it may hold only in accordance with the terms of a pre-emptive rights agreement entered into by the parties. The Subscription and Share Exchange Agreement became unconditional following the advance of the Mvela Loan.

  Arctic Platinum Project

        On September 11, 2003, Gold Fields exercised its pre-emptive right to acquire Outokumpu Oy's 49% stake in the Arctic Platinum Project in Finland, in which Gold Fields held a 51% majority interest.

        The Arctic Platinum partnership agreement between Gold Fields and Outokumpu contained a right of pre-emption in favor of both parties in respect of any intended disposals by either party of its interest in the Arctic Platinum Project. Pursuant to a purchase agreement dated September 4, 2003, Gold Fields paid US$31 million to Outokumpu consisting of US$23 million in cash and Gold Fields Shares worth US$8 million, determined based on the average closing price of the Gold Field Shares as quoted on the JSE for the three days prior to September 11, 2003. For more information regarding the Arctic Platinum Project, see section 10, "Arctic Platinum Project", of schedule J of this Circular.

  Cerro Corona Project

        In December 2003, Gold Fields, through its subsidiary, Gold Field Corona (BVI) Limited ("GF Corona"), signed an agreement to purchase an 80.7% economic interest in the Cerro Corona Project in Cajamarca, Peru from the Gubbins family. The agreement is subject to certain conditions precedent, including the obtaining by the Gubbins Family of certain surface rights (which condition has subsequently been waived by GF Corona), the approval of an environmental impact assessment and the granting of construction permits. If any of these rights, approvals or permits is not obtained, Gold Fields may elect to waive the conditions precedent or terminate the agreement. The Cerro Corona Project is a feasibility stage porphyry copper-gold deposit located in the Department of Cajamarca, northern Peru. The deposit is located within Hualgayoc mining district, 35 kilometres northwest of the Yanacocha gold mine, and has been the subject of several feasibility studies over the last 10 years. For more information regarding the Cerro Corona Project, see section 9, "Cerro Corona Project", of schedule J of this Circular.

8.    Summary of Assets Being Contributed

        SRK Consulting was appointed independent technical adviser in respect of certain assets (operating mines contributed by Gold Fields) relating to the Transaction and has compiled technical reports responsive to Canadian securities regulations on the St. Ives and Agnew gold mines in Australia and the Damang and Tarkwa gold mines in Ghana. Summaries of the reports for the Australian and Ghanian operations appear in schedule J to this Circular. In addition, schedule J contains summaries of the mineral resources at the Arctic Platinum Project and at the Cerro Corona Project (the acquisition of which is subject to completion) which were prepared by Snowden Mining Industry Consultants ("Snowden") and Gold Fields, respectively. Separate technical reports prepared in accordance with NI 43-101 and filed with Canadian securities regulators covering Gold Fields' Australian and Ghanian operations and the Arctic Platinum Project and Cerro Corona Project are available on SEDAR (www.sedar.com). See schedule J to this Circular. For each of the operating mines of Gold Fields being contributed in connection with the Transaction, SRK Consulting has reviewed the life of mine cash flows, which are also set out in schedule J to this Circular, along with the derivation of the net present values (NPVs) of these cash flows.

        The estimates of proved and probable mineral reserves for the operating mines included in this Circular have been prepared in accordance with Canadian securities regulations and in respect of the St. Ives and Agnew gold mines and the Damang and Tarkwa gold mines, these estimates of proved and probable mineral reserves have been used as the basis for the derivation of the NPVs set out below and in the exhibits included in schedule J to this Circular.

        SRK Consulting has reviewed the underlying technical parameters which have been incorporated into the nominal cash flows for the operating mines from which NPVs have been derived using certain assumptions, including a real terms gold price of US$400 per ounce which approximates the market price of gold as of July 1, 2004 and a range of discount factors.

        These assumptions may (and the assumption regarding the real terms gold price does) differ from the assumptions which Gold Fields has used in determining its mine plans and in calculating its reserves for internal purposes. The exhibits to schedule J to this Circular set out, for each of the operating mines of Gold Fields being contributed in connection with the Transaction, certain sensitivity analyses including an analysis of the variation in NPV that would result from variations in (among other things) revenue from each mine. Variations in the price of gold would be one factor which would influence revenue from these mines.

        The NPVs are shown on a project basis as if Gold Fields owned 100% of each asset. While these NPVs are useful in comparing the relative values of the various properties, they do not necessarily represent the fair market value of these assets or their overall valuation by an owner. The valuation of these assets on a fair market value basis may involve the consideration of additional factors including exploration potential, inferred resources and additional mineral potential around ore bodies. These additional factors are specifically excluded in the calculation of mineral reserves, and the life of mine plans reviewed have been modified to reflect these exclusions. These NPVs accordingly provide indicative values only and are not intended to represent statements of the realizable fair market value of the assets or reflect their full potential. NPVs have been derived using a real terms gold price of US$400 per ounce and are expressed in nominal terms. The table below summarises the NPVs derived by SRK Consulting for the producing mines of Gold Fields being contributed in connection with the Transaction at a range of nominal terms discount rates.

        The table below also contains a monetary sum for the Arctic Platinum Project. A feasibility study is currently being compiled for this project and it is therefore not possible to compile a meaningful cash flow analysis. In the absence of such an NPV, the acquisition costs of the 49% interest in the project which Gold Fields acquired from its former joint venture partner, Outokumpu Oy, in September 2003, aggregated with certain expenditures on the Arctic Platinum Project, have been included in the table below. The acquisition price for the Cerro Corona Project (the acquisition of which is subject to completion) has not been included in the table below.

  Selected asset NPVs with discount factors

Discount Factor NPV (US$m)	0%	5%	7.46%	10%	12%	14.85%
Tarkwa (100%)	945.8	592.8	492.4	416.9	371.3	320.9
Damang (100%)	42.1	37.9	36.1	34.3	33.0	31.3
Agnew (100%)	69.1	57.8	56.8	55.7	54.9	53.8
St. Ives (100%)	197.2	160.2	151.9	144.1	138.6	131.3

Total Producing Mines	1,254.2	848.7	737.2	651.0	597.8	537.3
Arctic Platinum Project (purchase price + costs)	72.7

SCHEDULE J

NARRATIVE DESCRIPTION OF THE ASSETS OF GOLD FIELDS INTERNATIONAL

        Unless the context otherwise requires, capitalized terms used in this schedule J that are not defined herein have the meanings ascribed to such terms in the Circular to which this schedule J is attached. All references to dollar amounts in this schedule J are to US dollars unless expressly stated otherwise.

	7.3	History	J-37
	7.4	Geological Setting	J-38
	7.5	Exploration	J-38
	7.6	Mineralization	J-38
	7.7	Drilling, Sampling and Analysis, and Security of Samples	J-38
	7.8	Mineral Resources and Mineral Reserves	J-39
	7.9	Mining Operations	J-40
8.	Damang Gold Mine		J-43
	8.1	Property Description and Location	J-43
	8.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography	J-43
	8.3	History	J-43
	8.4	Geological Setting	J-44
	8.5	Exploration	J-44
	8.6	Mineralization	J-44
	8.7	Drilling, Sampling and Analysis, and Security of Samples	J-45
	8.8	Mineral Resources and Mineral Reserves	J-45
	8.9	Mining Operations	J-46
9.	Cerro Corona Project		J-49
	9.1	Property Description and Location	J-49
	9.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography	J-50
	9.3	History	J-51
	9.4	Geological Setting	J-53
	9.5	Exploration	J-54
	9.6	Mineralization	J-55
	9.7	Drilling	J-56
	9.8	Sampling and Analysis	J-59
	9.9	Security of Samples	J-61
	9.10	Mineral Resources and Mineral Reserves	J-62
	9.11	Mining Operations	J-63
10.	Arctic Platinum Project		J-63
	10.1	Property Description and Location	J-63
	10.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography	J-64
	10.3	History	J-65
	10.4	Geological Setting	J-66
	10.5	Exploration and Drilling	J-66
	10.6	Mineralization	J-71
	10.7	Sampling and Analysis	J-72
	10.8	Security of Samples	J-74
	10.9	Mineral Resources and Mineral Reserves	J-74
11.	Royalties		J-77
	11.1	Significant Royalty Interests	J-77
	11.2	Lac de Gras Diamond Royalty — Northwest Territories and Nunavut, Canada	J-78
	11.3	Williams Royalty — Ontario, Canada	J-79
	11.4	Other Royalty Interests	J-81
	11.5	Miscellaneous Royalties	J-81
12.	Exploration Projects		J-82
13.	Interests in Exploration Projects Contributed by Gold Fields		J-82
	13.1	Burkina Faso	J-82
	13.2	Ghana	J-83
	13.3	Guinea	J-84
	13.4	Italy	J-85
	13.5	Indonesia	J-86

	13.6	Australia	J-87
	13.7	China	J-89
	13.8	Canada	J-90
	13.9	Brazil	J-92
	13.10	Venezuela	J-93
	13.11	Peru	J-94
	13.12	Chile	J-96
14.	Interests in Exploration Projects Currently Held by IAMGold		J-97
	14.1	Senegal	J-97
	14.2	Ecuador	J-99
	14.3	Brazil	J-102
	14.4	Argentina	J-104
	14.5	Canada	J-105
15.	Listed Equity Investments		J-106
16.	Exploration Portfolio		J-106
EXHIBIT 1 VALUATION TABLES — ST. IVES GOLD MINE			J-108
EXHIBIT 2 VALUATION TABLES — AGNEW GOLD MINE			J-111
EXHIBIT 3 VALUATION TABLES — SADIOLA GOLD MINE			J-114
EXHIBIT 4 VALUATION TABLES — YATELA GOLD MINE			J-117
EXHIBIT 5 VALUATION TABLES — TARKWA GOLD MINE			J-120
EXHIBIT 6 VALUATION TABLES — DAMANG GOLD MINE			J-123

1.    Introduction

        Set out below in this schedule J is a description of certain properties and interests which are currently held by Gold Fields or IAMGold and which, upon completion of the Transaction, will be or become assets of Gold Fields International. Subject to completion of the Transaction, therefore, the current operations and projects undertaken by IAMGold or Gold Fields as described below will, from the Completion Date, be carried on by Gold Fields International.

        See "Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources" in this Circular.

2.    Technical Information

        The estimates of mineral reserves and mineral resources for the Sadiola gold mine and the Yatela gold mine, as set out in this schedule J, have been calculated in accordance with the JORC Code.

        The estimates of mineral reserves and mineral resources for mines contributed by Gold Fields, namely the Tarkwa gold mine, the Damang gold mine, the St. Ives gold mine and the Agnew gold mine, as set out in this schedule J, have been calculated in accordance with the March 2000 South African Code for reporting of Mineral Resources and Mineral Reserves ("SAMREC Code"), and the JORC Code. The mineral resource estimates for the Cerro Corona Project have been reported in accordance with the JORC Code and NI 43-101.

        NI 43-101 provides that companies may make disclosures using the reserve and resource categories of the JORC Code, subject to the satisfaction of certain requirements.

        The mineral resource estimates for the Arctic Platinum Project have been reported in accordance with NI 43-101.

2.1    Resource and Reserve Definitions

        The definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the CIM Standards adopted under NI 43-101. If ore reserves and mineral resources for the Sadiola gold mine, the Yatela gold mine, the Tarkwa gold mine, and the Damang gold mine, the St. Ives gold mine and the Agnew gold mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resources estimates for such mines set forth herein.

        Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

        This Circular includes technical information which, in certain cases, requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, the relevant qualified persons referred to in section 2.2 of this schedule J do not consider them to be material.

2.2    Qualified Persons

        Technical information herein for the Sadiola gold mine is based on information contained in a report dated May 2004 entitled "A Technical Report on the Sadiola gold mine, Mali" and other information prepared by or under the supervision of "qualified persons" for the purposes of NI 43-101. Information relating to the estimates of mineral resources and mineral reserves for the Sadiola and Yatela gold mines is based on information prepared under the supervision of, or has been reviewed by, Messrs. Vaughan Chamberlain and Tom Gell, both geologists, and David Worrall, Etienne Smuts and Matt Thiel, all mining engineers, all of whom are employed by AngloGold and by Mr. Dennis Jones, Vice-President, Exploration, of IAMGold. The description in this schedule J of the geology and mineralization and the exploration carried out and the results of such exploration on IAMGold's exploration properties has been prepared under the supervision of, or has been reviewed by, Mr. Jones.

        Technical information herein for the Tarkwa gold mine is based on information contained in a technical report dated July 1, 2004 entitled "An Independent Technical Report on the Tarkwa Gold Mine, Ghana" (the "Tarkwa Report") prepared by SRK Consulting and other information prepared by or under the supervision of

"qualified persons" for the purposes of NI 43-101. The mineral resources and mineral reserves presented herein for the Tarkwa gold mine have been estimated under the supervision of Mr. Gary Chapman of Gold Fields. The mineral resource estimates have been reviewed by Dr. John Arthur of SRK Consulting and the mineral reserve estimates have been reviewed by Mr. Rick Skelton of SRK Consulting.

        Technical information herein for the Damang gold mine is based on information contained in a technical report dated July 1, 2004 entitled "An Independent Technical Report on the Damang Gold Mine, Ghana" (the "Abosso Report") prepared by SRK Consulting and other information prepared by or under the supervision of "qualified persons" for the purposes of NI 43-101. The mineral resources and mineral reserves presented herein for the Damang gold mine have been estimated under the supervision of Mr. Glen Cole of Gold Fields. The mineral resource estimates have been reviewed by Mr. Lee Barnes of SRK Consulting and the mineral reserve estimates have been reviewed by Mr. Rick Skelton of SRK Consulting.

        Technical information herein for the St. Ives gold mine is based on information contained in a technical report dated July 1, 2004 entitled "An Independent Technical Report on St. Ives Gold Mine, Western Australia" (the "St. Ives Report") prepared by SRK Consulting and other information prepared by or under the supervision of "qualified persons" for the purposes of NI 43-101. The mineral resources and ore reserves presented herein for the St. Ives gold mine have been estimated under the supervision of Mr. Louis Voortman and Dr. James Johnson respectively of Gold Fields. The mineral resource estimates have been reviewed by Mr. Philip Jankowski of SRK Consulting and the ore reserve estimates have been reviewed by Mr. Michael Warren of SRK Consulting.

        Technical information herein for the Agnew gold mine is based on information contained in a technical report dated July 1, 2004 entitled "An Independent Technical Report on Agnew Gold Mine, Western Australia" (the "Agnew Report") prepared by SRK Consulting and other information prepared by or under the supervision of "qualified persons" for the purposes of NI 43-101. The mineral resources and ore reserves presented herein for the Agnew gold mine have been estimated under the supervision of Mr. Louw Smith of Gold Fields. The mineral resource estimates have been reviewed by Mr. Philip Jankowski of SRK Consulting and the ore reserve estimates have been reviewed by Mr. Michael Warren of SRK Consulting.

        Technical information herein for the Arctic Platinum Project is based on information contained in a technical report dated October 2004 entitled "The Konttijarvi, Ahmavaara and SK deposits, Finland" (the "Arctic Platinum Project Report") prepared by Mr. Ian Glacken of Snowden and other information prepared by or under the supervision of "qualified persons" for the purposes of NI 43-101.

        Technical information herein for the Cerro Corona Project is based on information contained in a technical report dated October 7, 2004 entitled "Cerro Corona Project, Department of Cajamarca, Peru" (the "Cerro Corona Report") co-authored by Mr. Nathan H. Brewer of Gold Fields Exploration Inc. and Mr. Bruce Davis of Norwest Corporation and other information prepared by or under the supervision of "qualified persons" for the purposes of NI 43-101.

        The above reports are available on SEDAR (www.sedar.com).

        All of the foregoing persons are "qualified persons" for the purposes of NI 43-101. Under NI 43-101, a "qualified person" means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination thereof, has experience relevant to the subject matter of the mineral project and the applicable technical report, and was, at the date of such report, a member in good standing of a prescribed professional association.

        The technical information herein has been included with the consent and prior review of the relevant qualified person in each case. The relevant qualified person has verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

        In preparing its reports, SRK Consulting conducted site visits to the Tarkwa gold mine, Damang gold mine, St. Ives gold mine and Agnew gold mine and the facilities and infrastructure associated with each of these. SRK Consulting also held discussions with corporate and operational management and technical personnel. SRK Consulting has not independently verified by means of re-calculation underlying data or undertaken check sampling and assaying.

        In preparing its report, Snowden conducted site visits to the Arctic Platinum Project orebodies and to the infrastructure associated with these deposits. While onsite, Snowden held discussions with management and key technical personnel. Snowden has estimated resources at Konttijarvi, Ahmavaara, and two of the SK deposits, and has reviewed resources at the other SK deposit (Kuohunki) carried out by SRK Consulting. Snowden has not carried out any check sampling or assaying at the Artic Platinum Project deposits, but notes that independent samples have been taken and verified at these orebodies by other independent parties.

        In preparing its report, Gold Fields Exploration Inc. and Norwest Corporation conducted site visits to the Cerro Corona Project, and the facilities and infrastructure associated with it. Gold Fields Exploration Inc. and Norwest Corporation also held discussions with corporate and operational management and technical personnel. Gold Fields Exploration Inc. has independently verified by means of re-calculation some of the underlying data and undertaken due diligence level check sampling and assaying.

2.3    Economic Assumptions for Material Properties

        The cut-off grades for a particular property discussed below can vary depending on the various rock types, metallurgical processes and mining methods. Each of Gold Fields (in relation to the Tarkwa, Damang, St. Ives and Agnew gold mines and the Cerro Corona and Arctic Platinum Projects only) and IAMGold (in relation to the Tarkwa, Damang, Sadiola and Yatela gold mines only) is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect the mineral reserve and mineral resource estimates contained in this Circular, other than the factors discussed under "Risk Factors" of the Circular, above.

        The estimates of proved and probable mineral reserves for the operating mines included in this schedule J have been prepared in accordance with Canadian securities regulations. In respect of the St. Ives and Agnew gold mines and the Damang and Tarkwa gold mines, these estimates of proved and probable mineral reserves have been used as basis for the derivation of the NPVs set out in the exhibits included in this schedule J. SRK Consulting has reviewed the underlying technical parameters which have been incorporated into the nominal cash flows for the operating mines, from which NPVs have been derived using certain assumptions, including a real terms gold price of US$400 per ounce which approximates the market price of gold as of July 1, 2004, and a range of discount factors. These assumptions may (and the assumption regarding the real terms gold price does) differ from the assumptions (i) which Gold Fields and IAMGold have used in determining their mine plans and in calculating their reserves for internal purposes, and (ii) which were used for purposes of preparing the pro forma condensed consolidated financial statements of Gold Fields International set out in schedule M to this Circular and certain information derived therefrom which is included in this Circular, including the summary pro forma condensed consolidated financial information for Gold Fields International set out in this Circular above (the "Pro Forma Financial Information"). In particular, in preparing the Pro Forma Financial Information, Gold Fields and IAMGold have assumed a gold price of US$350 per ounce, which is consistent with the gold price assumed in the calculation of the majority of their reserves. The exhibits to this schedule J set out, for each of the operating mines, certain sensitivity analyses including an analysis of the variation in NPV that would result from variations in (among other things) revenue from each mine. Variations in the price of gold would be one factor which would influence revenue from these mines.

        The NPVs are shown on a project basis as if Gold Fields International owned 100% of each asset. The information regarding NPV's has, in the case of the St. Ives, Agnew, Tarkwa and Damang mines, been extracted from the respective NI 43-101 technical reports prepared by SRK Consulting. In response to a requirement of the JSE, SRK Consulting has reviewed the technical inputs to the cash flow models for the Sadiola and Yatela mines from which NPV's have also been derived. The JSE has required that such information be reproduced in the circular of Gold Fields prepared in respect of the Gold Fields Meeting and is included in this Circular for informational purposes only. While these NPVs are useful in comparing the relative values of the various properties, they do not necessarily represent the fair market value of these assets or their overall valuation by an owner. The valuation of these assets on a fair market value basis may involve the consideration of additional factors, including exploration potential, inferred resources and additional mineral potential around ore bodies. These additional factors are specifically excluded in the calculation of mineral reserves, and the life of mine plans reviewed have been modified to reflect these exclusions. These NPVs accordingly provide indicative values only and are not intended to represent statements of the realisable fair market value of the assets or reflect their full potential.

3.    St. Ives Gold Mine

3.1    Property Description and Location

        The St. Ives gold mine is located 80 kilometres south of the town of Kalgoorlie ("Kalgoorlie") and 20 kilometres south of the town of Kambalda ("Kambalda"), straddling Lake Lefroy in Western Australia. The St. Ives gold mine complex has both surface and underground operations, with 11 open pits and five underground mines, currently operating. Ore is processed in carbon-in-leach ("CIL") and heap leach facilities. The existing 3.1Mtpa CIL plant will be replaced by a new 4.5Mtpa mill (the "New Mill") due to be commissioned by the end of December 2004/early 2005. In fiscal 2004, the St. Ives gold mine produced 0.543 million ounces of gold. The St. Ives gold mine had a work force of approximately 900 employees as of June 30, 2004, approximately 693 of whom were employed by outside contractors.

        Gold production takes place over an extensive area at the St. Ives gold mine, although it is mainly concentrated in a 30 kilometre corridor extending south-southeast from Kambalda across Lake Lefroy.

        The St. Ives operations are conducted within mining tenements owned by Gold Fields, comprising 315 mining leases/titles (77,692 hectares), 10 exploration licences (19,057 hectares), and 4 prospecting licences (171 hectares) and 17 miscellaneous licences (17,939 hectares). Gold Fields has legal entitlement to all its stated mining tenements with appropriately granted licences and leases. With timeously presented notices of intent, renewal applications and continued financial commitment, there are no material issues identified by Gold Fields related to tenements that would negatively impact on the projected depletion of the current mineral reserves. All rentals and expenditure commitments have been met and appropriate provision for future commitments made.

        All mineral extracted from the St. Ives's tenements are subject to a State royalty of 2.5% of received revenue, payable before any other deductions. Gold Fields accounts this front-end royalty in both its cut-off grade estimates and financial provisions. Other than the State royalty, St. Ives has no other property-related encumbrances.

  Environment

        While Australia's national government retains the power to regulate activities which impact upon matters of national environmental significance, the Constitution vests the power to legislate environmental matters principally in the States. Gold Fields' gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia. The Western Australia Environmental Protection Act 1986 and Mining Act require, among other things, that Gold Fields obtain environmental licenses, work approvals and mining licenses to begin mining operations.

        During the operational life of its mines, Gold Fields is required by law to make provisions for the ongoing rehabilitation of its mines and to provide for the cost of post-closure rehabilitation and monitoring, once mining operations cease. Gold Fields guarantees its environmental obligations by providing the Western Australian government with unconditional bank-guaranteed performance bonds. However, these bonds would not cover any environmental events requiring remediation that were unforeseen at the time the bonds were issued, or which occur as a result of a breach of Gold Fields' environmental licensing conditions.

        The government of Western Australia has recently amended its Environmental Protection Act and passed a new Contaminated Sites Act. These new pieces of legislation have increased Gold Fields' exposure to prosecution for environmental harms and increase Gold Fields' environmental duties to, among other things, report known or suspected contaminated sites and, if appropriate, remediate contaminated sites.

        The St. Ives gold mine (and the Agnew gold mine, discussed below) has an ISO 14001 certified EMS. Continual impact assessments are made in terms of the requirements of ISO 14001 and reviewed annually, as required by the certification process. Gold Fields' approach to the impact assessment process focuses on the identification of aspects that could lead to impacts. In other words, the focus is on prevention rather than on cure. All major new projects are subject to an environmental impact assessment, where the concerns of all stakeholders are addressed and site specific management plans are developed and incorporated into the site's EMS. Biannual external surveillance audits examine the entire EMS, from procedural requirements to environmental management plan conformance, personnel training, implementation of the management plan and procedural requirements, physical pollution prevention infrastructure, waste minimisation strategies and water and energy conservation. The findings are reported to the mine executive committee, and form part of the strategic planning process for environmental management.

3.2    Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The site is accessed by public tarred roads which are generally well maintained by State road services.

        The climatic conditions do not materially impact on the normal operations of the site. Temperatures range between 10°C and 45°C over the year, and rainfall averages approximately 218 millimetres, mainly received between the late summer months and middle of winter. The landform in the region is flat to gently undulating with minor drainage channels feeding into a chain of salt-lakes. Vegetation in the area is sparse and consists of eucalyptus, mulga, halophytic shrubs with a few grasses.

        The St. Ives operation has access to the local electricity supplier and water, rail and road infrastructure, and needed supplies are trucked in from Kalgoorlie.

        Currently approximately 900 people are employed at the St. Ives mine, and these people reside either in the Township of Kambalda or in the Town of Kalgoorlie. The nearest significantly populated settlement is Kalgoorlie, which is a medium sized town with a population of approximately 30,000, of which approximately a third are employed in the mining industry. Kalgoorie is serviced by an airport with regular scheduled flights between Kalgoorlie and Perth. Kalgoorlie is described as a thriving town and has all the normal facilities associated with a well established (over 100 years) community, including schools and medical services.

        There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

3.3    History

        Gold was discovered at Kambalda (the "Red Hill Camp") in 1897, with small-scale intermittent workings and prospecting continuing until 1967, when WMC Resource Limited ("WMC") discovered and exploited the iron-nickel sulphides. WMC mined these deposits until 1996, producing approximately 34Mt of nickel concentrate containing 3.1% nickel. Following the rise in the gold price during the 1970s a re-evaluation of the old gold prospects in the Kambalda area occurred, and gold exploration significantly increased in the early 1980's.

        WMC commenced gold production from the Hunt mine in 1980 and from the Victory-Defiance mine complex in 1981. Gold has since been produced from 33 open pit and 14 underground operations. Ore treated over the life of the project to the end of May 2004 totals 60.6Mt at 3.6 g/t containing 7.0 Moz of gold.

        The current processing facility was commissioned in 1988 and gold ore production has steadily increased between 1988 and 1993 where it remained at approximately 3Mtpa through to 2000. When Gold Fields acquired the property in 2001, the gold ore production increased to its current levels of approximately 6Mtpa yielding approximately 600koz per annum.

3.4    Geological Setting and Mineralization

        The St. Ives gold mine is situated in the Norseman Wiluna Greenstone Belt ("NWGB"), which is part of the Yilgarn Craton, a 2.6Ga granite-greenstone terrain in Western Australia. The Norseman Wiluna Belt is highly mineralised, particularly in gold and nickel. St. Ives lies within the Kambalda Domain, a subset of the Norseman-Wiluna Belt. The Kambalda Domain is bound by the north-northwest trending Boulder-Lefroy ("BF") Fault and Zuleika Shear. The region has undergone four compressional events, predated by early extension, and has been metamorphosed to upper greenschist or lower amphibolite facies.

        The main structural feature of the St. Ives area is the gently south plunging Kambalda Anticline, which extends 35 kilometres from the south end of the Kambalda Dome to the Junction Mine. The majority of known ore bodies are proximal to the trace of the anticlinal axis. The second order structure, known as the Playa Shear, splays off the BF Shear Zone, and strikes through the St. Ives field for a distance in excess of 10 kilometres. Most of the St. Ives ore bodies are associated with third order splays off the Playa Shear. Mineralization typically occurs where these structures intersect favourable rock units, with chemical or rheological contrasts being the most important local controls on mineralization. The interaction between structures and rock-types has produced a large number of individual deposits, with at least 80 having been mined in the St. Ives area.

        The most common host rocks of gold mineralization are dolerites such as the Defiance and Junction Dolerites. Granophyric dolerite and Kapai Slate tend to host the highest grade mineralization. The Paringa Basalt and Kambalda Komatiite host deposits in discrete shear structures that are moderate in both tonnage and grade. Generally low to moderate grade, high tonnage mineralization is commonly developed in porphyries, which are found in almost all deposits.

        The Kambalda Domain is structurally complex. Multiple phases of deformation occurred during and after regional metamorphism. The domain is crossed by a network of variably striking and dipping first, second, third and fourth-order shears, faults and thrusts that control the location of the gold mineralization. In many deposits, ductile shearing was punctuated by repeated brittle slip events, which produced breccias and shear veins, especially in jogs and dilatant bends in shear zones.

        Many of the gold deposits are hosted by faults and shear zones that are spatially and kinematically related to the Playa Fault. In contrast, ore hosting structures in deposits such as Revenge, North Orchin, Argo and much of the Victory area are predominantly north-south striking, moderately to gently east-dipping or west-dipping reverse faults and shear zones with maximum displacements of a few tens of metres. Strike lengths of ore-hosting structures are seldom more than about one kilometre. The orientations of stretching lineations, curvature of shear zone foliations, associated gently-dipping extension veins, and stratigraphic separations, all indicate a reverse slip sense for most D3 ore-hosting structures, especially in the Argo/Victory/Revenge area. The geometries of faults and associated extension veins indicate formation in a stress regime in which the far field maximum principal stress was approximately east-west and horizontal.

        There are four main styles of gold mineralization at the St. Ives gold mine. The individual deposits may contain more than one of these styles, depending on the local structural and lithological conditions: (i) lode mineralization — lode mineralization typically consists of a 0.5 centimetres to 50.0 centimetres wide cataclastite core surrounded by 0.1 centimetres to 3.0 metres of foliated cataclastite; (ii) quartz vein stockworks — the quartz vein stockworks are irregular bodies of closely spaced and regularly oriented quartz veins; (iii) composite style — this style is composed of variably developed quartz vein stockwork mineralization localised in and around lode shear zones, particularly foliated shear zones; and (iv) supergene — broad zones of flat lying gold mineralization in deeply weathered Archaean and overlying Tertiary rocks.

3.5    Exploration

        Exploration strategy is focused by Gold Fields on the St. Ives central corridor (the "Central Corridor"), historically the most prospective domain. High priority targets in the Central Corridor, are explored concurrently with reconnaissance exploration in other prospective corridors such as the Condenser Corridor which hosts the Argo deposit. This approach is designed to expand reserves while defining potential in adjacent corridors for longer term project sustainability. All exploration activity is carried out by Gold Fields.

        Targets are designated as being at one of six stages or milestones. Milestone one is when a target is generated and the lease acquired, and milestone six reflects the identification of mineral reserves. Milestones one to three represent potential, whereas milestones four to six represent the reported mineral resources and mineral reserves. Targets are ranked by a combination of a geological and economic score, with the highest scoring targets being given priority in exploration. This process of target generation and exploration has historically yielded quality projects that add reserves and extend the life of mine.

        The Central Corridor comprises the Greater Victory Area ("GVA"), Neptune Area, Greater Revenge Area ("GRA"), Greater Intrepide Area ("GIA"), and the Kambalda Dome. The two historically most prospective areas are the GVA and the GRA. Both of these areas contain deposits hosted by mafic and sedimentary rocks. The GRA has been intensively explored over the past two years to provide feed for the new Lefroy Mill. This exploration added significantly to the resource base and generated potential for both near-mine extensions and new targets. The exploration concentrated on the open pit potential, and the underground potential is yet to be fully evaluated.

        The Neptune Area contains the same host rocks, gold-bearing conduits (the Playa Fault system), and structural settings as the adjacent GVA and GRA, but is comparatively under-explored. A diamond drilling program in fiscal 2002 defined the structural and stratigraphic framework and intersected some gold occurrences. Since this time, the exploration focus has been on the GRA, and the majority of targets generated by the fiscal 2002 drilling are yet to be tested.

        The GIA is immediately to the north of the GRA, and contains the Playa Fault, but contains less of the mafic stratigraphy, and the significant mineralization is hosted by felsic porphyries. There has been much less exploration work in the GIA than the GRA. Current work includes collating and interpreting recent diamond drilling and geophysical data to provide a lithological and structural framework to put into context gold anomalies identified by aircore drilling.

        The Kambalda Dome is immediately to the north of GIA, and contains the historic Kambalda nickel mines. There are also intersections of primary gold mineralization in the underground nickel mines and extensive gold soil anomalies. During fiscal 2002, several targets were generated from a review of historic nickel exploration data. Future activities will include further re-logging and sampling of nickel exploration holes to a grid spacing of 60 metres by 60 metres in areas of anomalous bedrock results, and 120 metre by 120 metre grid spacing on the western flanks of the dome.

        The Condenser Corridor is seven kilometres to the south of the GVA, and hosts the Argo deposit in the differentiated Condenser Dolerite. Argo has a characteristic magnetic signature, and eight further targets were generated by identifying similar signatures in the corridor. A diamond drill core program in fiscal 2002 identified four of these as having the strongest gold anomalies and the most favourable alteration styles. These four targets are currently being systematically tested. The remaining targets will be tested afterwards.

        Potential exists within the current tenement holdings to add to current mineral resource and mineral reserves through a combination of extensional and greenfields exploration. Gold Fields has a recent success history of new discoveries, despite exploration being complicated by the Tertiary and Quaternary sedimentary cover. Gold Fields has committed adequate expenditure to support its ongoing resource replenishment strategy on all material tenements.

3.6    Drilling, Sampling and Analysis, and Security of Samples

        RC percussion and HQ or NQ diamond core are the dominant drilling techniques used for resource definition. Underground resources are defined with a combination of HQ and NQ surface diamond drilling, LTK48 underground diamond drilling and, to a lesser extent, RC drilling. The lithology, alteration, and structural characteristics of core and percussion chips are logged to the level of detail required for resource modelling. Diamond core is photographed and geotechnically logged.

        RC drill holes sampled over one metre intervals potentially produce 37 kilograms of sample. RC percussion samples are riffle split to a two to four kilograms assay sub sample. A drill rig sampling audit has been designed and is to become a routine tool to monitor sampling quality on all drill rigs.

        At the underground operations, one metre face chip samples of at least three kilograms are taken from each ore development round (average of every 3.5 metres along strike). Each face is inspected and mapped by the geologist or geological assistant. Duplicate samples and blanks are routinely used to ensure sample quality. In the open pits, face samples are taken as required at some deposits in conjunction with floor, batter and face mapping. These samples are used to provide additional grade information to determine the relationship between gold distribution and rock-types, but are not used in resource estimates.

        Drill core is cut to geological intervals between 0.3 metre and one metre. For operational infill drilling full core is assayed to maximize sample size. RC samples for exploration and grade control are split in two-tiered riffle splitters on the drill rigs to sub samples of between two and four kilograms. The majority of samples are assayed at the onsite Silver Lake Laboratory. The samples are bulk-pulverised in an LM5 pulveriser with a maximum capacity of between three kilograms and 3.5 kilograms. Larger samples are split in half or crushed and split at the lab. A portion of the pulp rejects is retained for future analysis.

        Blanks and site duplicates are inserted at an average frequency of one in 20 samples. Low grade, medium grade and high-grade standard samples are inserted at relevant locations within intersections at a nominal frequency of one in 40. In the open pits, duplicate field samples are taken on a campaign basis with one internal standard submitted per shift.

        Samples are generally submitted for fire assay analysis, with screen fire assay and leachwell techniques used as required for certain orebodies. The Silver Lake Laboratory has industry standard internal QA-QC measures in place. In addition to internal QA-QC, Silver Lake participates in international round robin laboratory bench marking.

        All resource definition stage drill designs are set-out by the Survey Department. After drilling, collars are surveyed and complete multi-shot down-hole surveys are conducted. On deep holes drilled in highly magnetic dolerite, down hole gyroscopic surveys are frequently used. All survey data is stored in the database.

        Data density is variable across the St. Ives deposits. Indicated mineral resources are drilled to at least 20 metres by 40 metres. Inferred mineral resources may be drilled from 40 metres by 40 metres to 100 metres by 100 metres depending on geological complexity and mining history. Measured mineral resources must be within mining areas and contain RC grade control or underground face samples. RC grade control drilling is optimized for individual deposits with the drillhole spacing averaging 10 metres by five metres.

        The exploration diamond and RC drilling data is stored in an MS SQL Server database, with a customisable MS Access interface to provide transparent access for validation and extraction.

        QA/QC protocols are in place with respect to sampling procedures.

3.7    Mineral Resources and Mineral Reserves

        The following table sets forth the estimated mineral reserves for the St. Ives gold mine as of June 30, 2004, as calculated by Gold Fields and audited, and where deemed necessary modified, by SRK Consulting:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Proved(2)	9.2	1.6	468
Probable	20.3	3.9	2,545

Total mineral reserves(3)	29.5	3.2	3,013

(1)
Based on a gold price of US$350 per ounce (AU$580 per ounce) and estimated in accordance with the JORC Code. The reserves are based on heap leach, mill and owner mining cost.

(2)
Low-grade operational stockpiles included in proved mineral reserves.

(3)
Following the completion of the Transaction, Gold Fields International will hold a 100% interest in these mineral reserves.

        The following table sets forth the estimated measured and indicated mineral resources (which includes mineral reserves) for St. Ives, as of June 30, 2004, as calculated by Gold Fields and audited, and where deemed necessary modified, by SRK Consulting:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Measured	9.5	1.7	504
Indicated	59.7	2.4	4,527

Total measured and indicated mineral resources	69.2	2.3	5,031

(1)
Measured and indicated mineral resources are estimated at a gold price of US$400 per ounce (AU$650 per ounce) and include proved and probable mineral reserves. They are estimated in accordance with the JORC Code. Following the completion of the Transaction, Gold Fields International will hold a 100% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the St. Ives gold mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2004, as calculated by Gold Fields and audited, and where deemed necessary modified, by SRK Consulting:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Inferred mineral resources	28.2	2.9	2,649

(1)
Mineral resources are estimated at a gold price of US$400 per ounce (AU$650 per ounce) and are estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. Following the completion of the Transaction, Gold Fields International will hold a 100% interest in these mineral resources.

3.8    Mining Operations

        Based on the mineral reserves existing as of June 30, 2004, the St. Ives gold mine is expected to continue in operation until the end of 2013. Gold Fields is engaged in underground mining and in both open pit and production stockpile surface mining at the St. Ives gold mine, and is thus subject to underground and surface mining risks (see "Risk Factors" in this Circular). Seismicity at the Junction mine is the primary safety risk, which is addressed through the use of backfilling and by mining different parts of the orebody in controlled steps to improve stability, which is called stope sequencing. The safety record at the St. Ives gold mine during fiscal 2004, in terms of lost time injury frequency rate, was better than the Australian industry average for the same period. No fatalities were recorded in fiscal 2002, 2003 or 2004.

        The St. Ives gold mine sources production from a variety of underground and surface operations, and has a heap leach operation which treats low and marginal grade ore. The principal production sources in fiscal 2004 included the Junction underground mine, the Argo open pit mine and the Minotuar and Agamemnon open pit mines within the Greater Revenge Area. Gold Fields expects the principal production sources in fiscal 2005 to include the Argo, East Repulse, Sirius and Junction underground mines, and the Agamemnon, Bahama, Mars, Pluton and West Revenge open pit mines within the Greater Revenge Area. As many of the operations at the St. Ives gold mine involve mining deposits on or under Lake Lefroy (which is a shallow salt lake), extracting ore requires construction of berms and other earthworks to prevent water intrusion. Open pit operations use 180 to 250 tonne excavators loading 150 tonne trucks. Waste dumps are formed adjacent to the pits. The underground operations at St. Ives are operated by the local contract mining company GBF Underground Mining, which provides the mobile mining equipment and the light vehicles for their own demand. Gold Fields, as the mine owner, provides fixed installations (services and communication, mine drainage, fans, paste fill batch plant, etc.). The open pits are managed by Gold Fields' staff; however, all of the operational functions are outsourced to selected contractors. The current mining contractor is Leighton Contractors Pty Limited.

  Junction Underground Mine

        The Junction mine currently uses a combination of open stoping and bench and fill mining methods, with the mix depending on development and production needs. Backfilling using a slurry consisting of tailings and cement, a specifically designed dynamic ground support system, as well as stope sequencing, are used to address seismicity issues. Access to the orebody is through a decline tunnel, which accommodates workers, materials and equipment. The maximum depth at present is approximately 700 metres. Gold Fields currently plans to reduce reliance on the Junction mine as a source of high-grade ores.

  Argo Open Pit and Underground Mine

        The Argo mine has had an open pit operation since 1994. After a dormant period, WMC began open pit mining there again in 2000. Gold Fields had ceased production in the open pit by the end of 2003 at a final depth of 130 metres. Development of the Argo underground mine commenced in fiscal 2003, in line with Gold Fields' strategy to reduce reliance on the Junction mine as a source of high-grade ore, and some 300,000 tonnes of ore was mined during fiscal 2004.

  Greater Revenge Area

        Mining at the GRA commenced in 1989. Mining operations at the GRA during fiscal 2004 consisted of the Agamemnon, Minotaur and Mars open pit mines, which are located under Lake Lefroy. The mines apply typical open pit and lake sediment mining methods.

  Leviathan Complex

        The Sirius underground operation, the first of three underground operations scheduled within the Leviathan complex, commenced operations during fiscal 2003, and the two primary stopes in this complex have been substantially depleted. The East Repulse complex is currently being stoped, while development towards the Conqueror complex is ongoing. In addition, Gold Fields is continuing to explore opportunities for further extensions of mining operations within the Leviathan complex.

        During fiscal 2003, the mining strategy underwent changes at the St. Ives gold mine, as higher tonnage volumes were required from surface sources to offset mining problems in the Junction underground mine and the Minotaur open pit mine. One of the year's main challenges was the ongoing seismicity at the Junction underground mine, which affected mining sequences and required a revised configuration and support plan.

        The St. Ives optimization study, which had been exploring long-term processing and mining strategies, was completed during the second quarter of fiscal 2004 with the completion of a feasibility study. In December 2003, Gold Fields announced plans to construct the New Mill at an estimated cost of AU$125.0 million. Gold Fields expects the New Mill to be commissioned by the end of December 2004/early 2005.

        Detailed below are the operating and production results at the St. Ives gold mine for the periods indicated.

	Fiscal 2004	Fiscal 2003	Fiscal 2002(2)
Open Pit
Waste mined ('000t)	11,693	21,040	22,768
Ore mined ('000t)	4,000	4,607	1,753
Head grade (g/t)	2.22	2.91	3.82
Strip ratio	5.26	4.94	6.67
Underground
Ore mined ('000t)	1,618	541	310
Head grade (g/t)	5.34	8.28	9.29
Total
Tons processed — Milled ('000)	4,318	3,344	2,035
Heap Leach ('000)	2,426	2,142	1,363
Total ('000)	6,744	5,486	3,398
Yield — Milled (g/t)	3.6	4.3	4.7
Heap Leach (g/t)	0.5	0.7	0.7
Combined — (g/t)	2.5	2.9	3.1
Gold produced — Milled ounces ('000)	501	466	310
Heap Leach ounces ('000)	42	47	31
Total — ounces ('000)	543	513	341
Total Cash Costs (US$/oz)(1)	297	188	160

(1)
Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

(2)
For the seven month period ended June 30, 2002.

  Processing

        The St. Ives mill and heap leach pads for the St. Ives gold mine each performed well throughout the fiscal 2004 year, treating some 3.1 million tonnes and 2.4 million tonnes, respectively. Early in fiscal 2004, a substantial toll treatment program was initiated using two other mills in the area, to shore up cash flows. This program treated 1,207,628 tonnes of ore. Total volumes treated by and on behalf of the St. Ives gold mine amounted to 6.7 million tonnes in fiscal 2004, slightly ahead of the total volume of ore mined, with the balance of ore being sourced from existing low grade stockpiles.

        Construction of the New Mill commenced during November 2003 and it is anticipated that the New Mill will be fully operational in February 2005. Plant recovery for the gravity circuit alone is designed at 30% (which is higher than the recovery achieved by the current plant). Overall plant recovery is estimated to be 94%, with leach recovery at 91.4%. Based on the knowledge gained from treating the anticipated cocktail of ores in the existing SIG 3.1Mtpa plant, these recoveries are considered to be conservative, and a gold recovery of 96% is projected for the future years. However, due to a coarse grind resulting from a throughput rate of 4.5Mtpa, SRK Consulting decided (as set out in the St. Ives Report) to assume a conservative recovery rate of between 94% and 95% (head grade dependent) for the calculation of cash flow projections and for valuation purposes.

        Once the New Mill reaches steady-state throughput, the estimated unit cost will be AU$8.62/t, equating to a 45% reduction in unit processing cost compared to the current processing cost utilizing a combination of the St. Ives 3.1Mtpa plant and toll treatment.

  Capital Costs

        Gold Fields invested AU$153 million (US$109 million) on capital expenditures at the St. Ives gold mine during fiscal 2004, primarily reflecting the acceleration of the construction of the New Mill, costs relating to the development of the new underground mines, and stripping of the new Mars open pit.

        Gold Fields has budgeted approximately AU$112 million for capital expenditure at the St. Ives gold mine for fiscal 2005, principally for exploration (AU$25 million), the completion of the construction of the new metallurgical processing plant (AU$41 million) and continuing underground development and pit stripping amounting to AU$46 million.

  Mining Taxation/Foreign Exchange

        Generally, Australia will impose tax on the worldwide income (including capital gains) of all of Gold Fields' Australian incorporated and tax resident entities. The current income tax rate for companies is 30%. Exploration costs and the depreciation of capital expenditure may be deducted from income. In addition, other expenditures, such as export market development, mine closure costs and the defense of native title claims, may be deducted from income. The St. Ives gold mine (and the Agnew gold mine, discussed below) operations are also subject to a 2.5% gold royalty, which came into effect from July 1, 1998, because the mineral rights are owned by the State. This royalty is included in Gold Fields' income and mining taxes line item.

        With effect from July 1, 2001 the Australian legislature introduced a uniform capital allowance, which allows tax deductions for depreciation attributable to assets and certain other capital expenditures.

        Under current Australian tax law, certain grouping concessions are available to companies with the same ultimate head entities. These concessions include the ability to group losses and obtain capital gains tax roll over relief from the transfer of assets. Gold Fields' subsidiaries in Australia will therefore also qualify to transfer losses from one entity to another in the event that a loss is made in any one entity and a profit is generated in another.

        Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents. In the case of dividend payments to non-residents, withholding tax at a rate of 30% will apply. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to 15% (or 10% where the dividend is paid to a company's parent company). Where dividends are paid out of profits that have been subject to Australian corporate tax, there is no withholding tax, regardless of whether a double taxation agreement is in place.

        Pursuant to the agreement with WMC for the purchase of St. Ives, Gold Fields agreed to pay WMC a royalty based on future gold production at St. Ives, according to the following criteria:

  •
  4% of the NSR of the gold production of St. Ives for each quarter, to the extent that cumulative production of gold from November 30, 2001 exceeds 3.3 million ounces, subject to the spot price of gold exceeding AU$400 per ounce; and

  •
  10% of the difference between the spot gold price and AU$600 per ounce of gold in respect of all gold produced from St. Ives each quarter after November 30, 2001, subject to the spot price of gold exceeding AU$600 per ounce.

  Cash Flow Projections and Valuation

        See "Exhibit 1 — Valuation Tables — St. Ives Gold Mine" to this schedule J for the post-tax pre-finance cash flows and various NPV calculations of the life of mine cash flows in respect of the St. Ives gold mine. More details of such cash flows and valuation are set out in the St. Ives Report.

4.    Agnew Gold Mine

4.1    Property Description and Location

        The Agnew gold mine is located 23 kilometres west of the town of Leinster, approximately 375 kilometres north of Kalgoorlie, in Western Australia. The Agnew complex has both surface and underground operations currently operating, with a one open pit and two underground mines. Ore is processed in a CIL metallurgical facility. In fiscal 2004, the Agnew gold mine produced 0.202 million ounces of gold. The Agnew gold mine had a workforce of approximately 261 employees as of June 30, 2004, approximately 162 of whom were employed by outside contractors.

        The Agnew operations are conducted within tenements owned by Gold Fields comprising 14 mining leases/titles (6,582 hectares), 9 exploration licences (18,200 hectares), 4 prospecting licences (383 hectares) and 1 miscellaneous licence (2 hectares). Agnew also has under application 10 additional mining licences (5,100 hectares). In addition to its own mineral tenements, Agnew is currently in joint venture with BMV Properties Limited, the terms of which give Agnew a 60% interest in an additional 42,192 hectares of tenements with a combination of prospecting, exploration, mining and general licences, a third of which are currently under application. Agnew has legal entitlement to all its stated mining tenements, with appropriately granted licences and leases. With timeously presented notices of intent, renewal applications and continued financial commitment, there are no material issues identified by Gold Fields in relation to the tenement status that would negatively impact on the projected depletion of the current mineral reserves. All rentals and expenditure commitments have been met.

        All mineral extracted from the Agnew tenements are subject to a State royalty of 2.5% of received revenue, payable before any other deductions. Gold Fields accounts this front-end royalty in both its cut-off grade estimates and financial provisions. Other than the State royalty, Gold Fields has no other property-related encumbrances.

  Environment

        See section 3.1, "St. Ives Gold Mine — Property Description and Location — Environment", above.

4.2    Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The site is accessed by public tarred roads which are generally well maintained by State road services.

        The climatic conditions do not materially impact on the normal operations of the site. Temperatures range between 10°C and 45°C over the year, and rainfall averages approximately 218 millimetre per year, mainly received between the late summer months and middle of winter. The landform in the region is flat to gently undulating with minor drainage channels feeding into a chain of salt-lakes. Vegetation in the area is sparse and consists of eucalyptus, mulga, halophytic shrubs with a few grasses.

        Power is supplied via a long-term (to 2011) "take or pay" contract with WMC. All water needed for site activities is supplied by boreholes. The Agnew gold mine is a "Fly-in-Fly-out" operation, with only approximately 20% of staff electing to live in Leinster as residential staff. WMC charters a Qantas flight from Perth to Leinster returning twice daily on Monday and Thursday, once daily on Friday and Sunday, with no flights on Saturday. On top of the usual rotation flights, each staff member (including residential staff) are offered four return flights to Perth per quarter (restricted to low load flights) as part of their package.

        There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

4.3    History

        Gold Fields purchased the Agnew gold mine as part of its acquisition of WMC's gold assets in December 2000. The property has been developed in three periods of activity: pre-1970s, 1970 to 2001 and post 2001.

        Pre-1970s:    Gold was first discovered in the Agnew region in 1895, 10 kilometres south of Agnew. Since that time, open pit mining operations have been undertaken by four separate operators with main activity occurring between 1913 and 1948.

        1970 to 2001:    WMC acquired options to purchase the leases and explored the property between 1962 and 1976, when they exercised their option, and following a further period of exploration and feasibility studies, commenced mining in 1986 from the Emu pit, which continued until 1992. Following a new phase of drilling that commenced in 2001, and in addition to entering into joint ventures to access contiguous tenements, many of the orebodies comprising the current mineral reserves were discovered, but not exploited.

        2001 to date:    Gold Fields acquired the property in December 2001 and continued with the Waroonga pit cut-back until its closure in February 2003. Underground declines were developed to access the Kim and Main lodes in February 2002 to replace underground production from the existing Redeemer mine, which closed in January 2002. Crusader underground mine is still producing and will continue to do so until the end of fiscal 2005, but is now focussed on remnant pillars, which should continue until the end of the year.

        The Songvang project, 15 kilometres south of Waroonga, has been supported by the Agnew gold mine since the acquisition by Gold Fields in December 2001, and extensional and infill drilling resumed in 2002. With the assistance of additional geological information, mineralised ore zones were reinterpreted. Extensional drilling to the south and east further identified a larger mineralised shear zone to the east of the Donegal prospect. The prospect was also renamed "Songvang" or 'River of Gold' in October 2002, and pre-stripping commenced in September 2004.

4.4    Geological Setting and Mineralization

        The Agnew gold mine is situated in the NWGB, which is part of the Yilgarn Craton, a 2.6Ga granite-greenstone terrain in Western Australia. The NWGB is highly mineralised, particularly in gold and nickel. The Agnew-Wiluna section of the NWGB is bounded by large granitoid bodies and the Ida Fault to the west. The Ida Fault, locally termed the Waroonga Shear, is a major regional scale shear zone that defines the western edge of the Kalgoorlie Terrane. The majority of the Agnew orebodies are on the western limb of the Lawlers Anticline, a large open fold, plunging 30° to the north, although economic mineralization is also formed on the eastern limb (e.g. Vivien), in axial planar positions to the north (e.g. Cams) and in the adjacent Mt White Syncline (e.g. Maria). The greenstones are metamorphosed to upper greenschist-lower amphibolite metamorphic grades.

        Although all of the Agnew deposits are broadly hosted by the intersections between structures and stratigraphy, there are subtle differences in alteration and mineralization, controlled in part by the local host rock chemistry. Songvang is unusual in its relatively high lead, silver and fluorine content, possibly reflecting input from tonalite and porphyry intrusions. There also appears to have been a slight decline in mineralization temperatures from south to north through the Agnew area, associated with the north plunge of the Lawlers Anticline, and resultant erosion of the overlying lower temperature rocks to the south. This temperature change is reflected in the changing mineralization styles from south to north, with biotite +/- garnet assemblages dominating to the south and quartz veining to the north.

4.5    Exploration

        Annual exploration objectives at the Agnew gold mine are to replace mineral resource depletion as a minimum, and additionally to identify an extra year's production, setting the fiscal 2005 annual reserve target at 360,000 ounces. To achieve this, three strategies are used:

(1)
The first strategy is to explore the highly endowed corridor hosting the Waroonga, Redeemer, Crusader/Deliverer and Songvang complexes. This corridor provides short term potential for open pit and underground extensions along strike and down dip of existing resources. Targets include: (i) extensions to Kim Lode, Rajah Lode and Main Lode and 450 South, Waroonga Footwall targets; (ii) new resources in the Redeemer North Deeps and extensions of the existing Redeemer North and Lode 2 deposits; (iii) underground or surface potential of the Pilgrim and Claudius deposits; and (iv) underground extensions to the Songvang pit and additional satellite pits along the Songvang structure.

(2)
The second strategy is to explore the regional potential of the Agnew and Miranda joint venture tenements. A structural and geological review by SRK Consulting generated new targets and confirmed the prospectivity of existing targets. Regional potential currently includes: (i) the Vivien deposit, historical open pits at Maria and Cams and extensions; (ii) Miranda and Waroonga Shear corridor, which contains large gold anomalies; and (iii) the area to the south of the Songvang corridor, including the Fortitude and Pinnacles prospects.

(3)
The third strategy is to explore the lowest potential tenements, with a view to surrendering these tenements if exploration confirms their low prospectivity.

        Targets are designated as being at one of six stages or milestones (see section 3.5, "St. Ives Gold Mine — Exploration", above).

4.6    Drilling, Sampling and Analysis, and Security of Samples

        Diamond and RC drilling are the dominant drilling techniques used for mineral resource definition. Other drilling techniques such as air core, used in target definition, are not included in mineral resource estimations. Open pit mineral resources are drilled to an indicated mineral resource status using RC and diamond drilling. During production, open pit mineral resources are further refined using RC grade control drilling. Underground mineral resources are defined by carrying out surface diamond drilling and underground diamond drilling.

        The lithology, alteration, and structural characteristics of core and percussion chips are logged to the level of detail required for resource modeling using the standard Agnew geological legend. Diamond core is photographed and geotechnically logged.

        Drill core is cut to geological intervals between 0.3 metres and one metre, specified by the logging geologist. Each batch of drill core samples submitted for analysis contains at least one standard. Duplicate samples are submitted at the geologist's discretion.

        Procedures for the submission of samples for QA/QC include standards, blanks, duplicates, and check assays. Sampling of diamond drill core for QA/QC is performed at the geologist's discretion under the guidelines described below. At least one standard is included with each batch of samples submitted for analysis.

        A batch acceptance report is prepared, which details the results received for each standard and highlights any standard where the result received differs from the nominal value by more than 10%. Results for any site duplicate samples and lab replicates are also reported. If the results received fall outside acceptable limits, the analyses are repeated. QA/QC data is included in resource model reports. During the past year, a program was undertaken to check standards that returned anomalous results. All standards with a result of more than 20% difference from the nominal value were checked.

        All planned drill hole locations are set out by the Survey Department at the Agnew gold mine. After drilling, all collars are surveyed and complete multi-shot down-hole surveys are conducted. In the case of deep boreholes drilled in highly magnetic ultramafic rocks, down-hole gyroscopic surveys are frequently used.

        Classification of mineral resource confidence follows the JORC Code. Generally, mineral resource categories are based on geological complexity, grade variance, drillhole intersection spacing, and mining development. In general, an inferred mineral resource is drilled to a spacing of 100 metres by 100 metres, increasing to 40 metres by 40 metres on more complex or poorly understood structures. Indicated mineral resources are drilled to better than 80 metres by 80 metres on mined structures and 40 metres by 40 metres on unmined structures. Measured mineral resources are drilled to 20 metres by 20 metres (usually 10 metres by 5 metres in open pits) and must be fully developed along strike or within one bench of the pit floor.

        All assay and logging data is stored in a relational database. Various tools are available to allow geological staff to extract and validate the data. Data entry is monitored by a database administrator.

        QA/QC protocols are in place with respect to sampling procedures.

4.7    Mineral Resources and Mineral Reserves

        The following table sets forth the estimated mineral reserves for the Agnew gold mine as of June 30, 2004, as calculated by Gold Fields and audited, and where deemed necessary modified, by SRK Consulting:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Proved(2)	0.9	7.3	202
Probable	3.5	4.1	454

Total mineral reserves(3)	4.3	4.7	656

(1)
Based on a gold price of US$350 per ounce (AU$580 per ounce) and estimated in accordance with the JORC Code.

(2)
Low-grade operational stockpiles included in proved mineral reserves.

(3)
Following the completion of the Transaction, Gold Fields International will hold a 100% interest in these mineral reserves.

        The following table sets forth the estimated measured and indicated mineral resources (which includes mineral reserves) for the Agnew gold mine, as of June 30, 2004, as calculated by Gold Fields and audited, and where deemed necessary modified, by SRK Consulting:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Measured	1.1	8.9	321
Indicated	8.9	4.4	1,260

Total measured and indicated mineral resources	10.0	4.9	1,581

(1)
Measured and indicated mineral resources are estimated at a gold price of US$400 per ounce (AU$650 per ounce) and include proved and probable mineral reserves. They are estimated in accordance with the JORC Code. Following the completion of the Transaction, Gold Fields International will hold a 100% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Agnew gold mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2004, as calculated by Gold Fields and audited, and where deemed necessary modified, by SRK Consulting:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Inferred mineral resources	5.7	5.4	983

(1)
Inferred mineral resources are estimated at a gold price of US$400 per ounce (AU$650 per ounce) and are estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. Following the completion of the Transaction, Gold Fields International will hold a 100% interest in these mineral resources.

        In addition, Gold Fields holds an option to acquire from BMV Properties Limited, a 60% interest in the Vivien property (located 7 kilometres east of Waroonga), representing 0.4 million tonnes at grade of 9.1 g/t containing 111,000 ounces, subject to Gold Fields producing a viable feasibility study, which is currently under consideration.

4.8    Mining Operations

        Based on the mineral reserves existing as of June 30, 2004, the Agnew gold mine is expected to continue in operation until the end of 2008. The Agnew gold mine is engaged in underground mining and production stockpile surface mining and is thus subject to underground and stockpile mining risks (see "Risk Factors" in this Circular). The primary safety risk at the Agnew gold mine is falls of ground at the underground operations, which is addressed through the use of ground support. The safety record at the Agnew gold mine during fiscal

2004, in terms of lost injury time frequency rate, was better than the Australian industry average for the same period. There were no fatalities at Agnew in fiscal 2002, 2003 or in fiscal 2004.

        Agnew was constrained by a shortage of ore sources during fiscal 2003, caused by a poor grade performance in the Waroonga open pit and the decline in economic ores in the Crusader underground mine. The Waroonga open pit was depleted during the third quarter of fiscal 2003. Following depletion on the Crusader lode, operations were shifted to the adjacent Deliverer lode. The performance of this complex remained erratic due to the high degree of variability in grade and thickness of ore zones. Gold Fields expects operations there to cease during fiscal 2005. The Kim underground mine, which was commissioned in fiscal 2003, achieved sustainable levels of production by the end of fiscal 2003, and in fiscal 2004 exceeded ore tonnes and head grade expectations and contributed more than half of Agnew's gold production, which greatly assisted with Agnew reaching and exceeding its production forecasts for fiscal 2004.

        Most underground mining labor at the Crusader/Deliverer and Kim underground mines is currently provided by Byrnecut Mining Proprietary Limited ("Byrnecut"). Byrnecut provides employees, supplies and equipment for underground mining activities, including drilling, blasting and haulage of the material produced from the mining activities, including both ore and waste. Byrnecut receives fees under its mining contract with Gold Fields, which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the contract, Byrnecut is liable for claims arising from its performance or non performance, or any loss, damage, injury or death related to the presence of its employees on the sites. Byrnecut is not liable for claims or losses due to the mine owner's negligence. Byrnecut is required to ensure that it, and any subcontractors, have adequate insurance. The contract provides that major work at the mines is to be completed by May 23, 2006.

  Waroonga Complex

        The Waroonga Complex currently includes the Kim underground mine and the Main Lode deposit. The Waroonga open pit mine was completed, and operations ceased, in January 2004. Development of the Kim underground mine, to access an orebody below the Waroonga open pit, continued during fiscal 2003, with primary ore production activities commencing in the second half of the year. The mine currently uses open stoping methods and cemented aggregate backfill, with access to the orebody through a decline tunnel which accommodates workers, materials and equipment. All mining is currently conducted by Byrnecut. During April 2003, production was halted for three weeks when a fall of ground occurred which interfered with access to the portal leading underground. Ore production achieved full sustainable levels in the first half of fiscal 2004. The Kim Lode produced in excess of 210,000 tonnes of ore at a head grade of 17.5 g/t for fiscal 2004. Feasibility studies for the adjacent Main Lode underground deposit are expected to be completed during fiscal 2005.

  Crusader/Deliverer Underground Mine

        The Crusader deposit was discovered in 1987, with mining commencing in 1989, initially via an open pit mine. Access to the mine is from a portal near the bottom of the old Crusader open pit mine which leads to a decline. The Deliverer deposit is adjacent to Crusader and is mined concurrently via the same decline access from the surface. Mining methods employed include jumbo cut and mullock fill, uphole open stoping and uphole bench and fill mining methods, and are varied to accommodate changes in geotechnical conditions and orebody geometry. Gold Fields expects economic reserves to be depleted, and mining operations at Crusader to have ceased, by the end of fiscal 2005. Exploration and development works are currently being undertaken at several other deposits to provide alternative sources of production.

  Songvang open pit

        The Songvang open pit was discovered through the intensive exploration program put in place at Agnew during fiscal 2003 and it was approved for development late in fiscal 2004. The open pit is planned to be brought into production by December 2004, and will produce a base load of medium-grade ores along with the high-grade ores being produced from the underground Waroonga complex. It is planned to mine some 600,000 tonnes of ore at a head grade exceeding 2.5 g/t from this ore body during fiscal 2005.

        Detailed below are the operating and production results at the Agnew gold mine for the periods indicated.

	Fiscal 2004	Fiscal 2003	Fiscal 2002(2)
Open Pit
Waste mined ('000t)	—	3,937	8,981
Ore mined ('000t)	20	1,627	818
Head grade (g/t)	2.92	2.03	2.18
Strip ratio (waste ore)	—	2.42	10.98
Underground
Ore mined ('000t)	431	253	175
Head grade (g/t)	12.81	9.94	7.45
Total
Tons milled ('000)	1,179	1,268	682
Yield (g/t)	5.3	3.5	3.8
Gold produced ounces ('000)	202	144	83
Total Cash Costs (US$/oz)(1)	226	255	232

(1)
Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods, such as stockpiling and stripping costs, and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

(2)
For the seven month period ended June 30, 2002.

  Processing

        All processing at the Agnew gold mine is provided by a single 2.1Mtpa plant. The plant, in its current form, has been modularly improved and expanded from the original Emu Plant, commissioned in 1986. The plant configuration is a conventional leach/CIP facility. In February 2003, a gravity circuit was retrofitted, comprising a 30" Knelson gravity concentrator in conjunction with an Intensive Leach Reactor ("ILR") for intensive cyanidation of the gravity concentrate. In fiscal 2004, recovery from the gravity circuit was 39.4%, contributing to an overall recovery of 94% for the year.

  Capital Costs

        Gold Fields spent AU$24.6 million (US$17.5 million) on capital expenditures at the Agnew gold mine in fiscal 2004, primarily on underground development at Waroonga and Crusader and on exploration. Gold Fields has budgeted approximately AU$40 million for capital expenditure at Agnew for fiscal 2005, with half of this investment going into the stripping of the new Songvang open pit, AU$10 million for underground development on the Kim Lode and a further AU$7 million for exploration across the site.

  Mining Taxation/Foreign Exchange

        See section 3.8, "St. Ives Gold Mine — Mining Operations — Mining Taxation/Foreign Exchange", above.

  Cash Flow Projections and Valuation

        See "Exhibit 2 — Valuation Tables — Agnew Gold Mine" to this schedule J for the post-tax pre-finance cash flows and various NPV calculations of the life of mine cash flows in respect of the Agnew gold mine. More details of such cash flows and valuation are set out in the Agnew Report.

5.    Sadiola Gold Mine

5.1    Property Description and Location

        The Sadiola gold mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated carbon-in-pulp processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola area is located in the extreme west of the Republic of Mali, West Africa near the Senegal/Mali border, approximately 70 kilometres south of Kayes, the regional capital. The Sadiola gold mine is owned by La Société d'Exploitation des Mines d'Or de Sadiola S.A. ("SEMOS"), which holds the mining rights for gold, silver (and related substances) and platinoids for the mining permit area (the "Sadiola Mining Permit") in which the Sadiola gold mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres. The shareholders of SEMOS are IAMGold, which indirectly owns 38%, AngloGold, which indirectly owns 38%, the Government of Mali, which owns 18%, and the International Finance Corporation ("IFC"), a member of the World Bank Group, which owns 6%. Following the completion of the Transaction, Gold Fields International will hold IAMGold's 38% indirect interest in SEMOS.

        The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the President of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including: a delay of mining for longer than one year, without valid reason, in a manner prejudicial to the general interests of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; the non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; or ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activities.

  SEMOS

        SEMOS is the joint venture company which holds the Sadiola Mining Permit, owns the Sadiola gold mine and carries out exploration activities within the Sadiola Mining Permit. SEMOS is governed by an agreement dated September 8, 1994 (the "SEMOS Shareholders Agreement") to which all of the shareholders of SEMOS (listed above) are parties. Decisions of the directors of SEMOS are by majority vote; however, the approval of at least 75% of the directors of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including the modification of any mining plan, the encumbrance of assets, the development of another mine, a change in the nature or purpose of SEMOS or a decision to abandon the Sadiola Mining Permit, as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares of SEMOS by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a requirement for the valuation of the terminated party's interest and a buyout at such value.

        Each shareholder of SEMOS can elect to receive its share of the profits of SEMOS, either pursuant to a contractual net profit interest or as dividends. There is no difference in the amount of distributions between the net profit interest and dividend methods of receiving profit share. Each shareholder of SEMOS has the right to elect to receive its distributions in kind, subject to the fulfilment of conditions in the SEMOS Shareholders Agreement. Cash distributions are in United States dollars. IAMGold has elected to receive its distributions of profits from SEMOS in the form of a net profit interest.

        SEMOS makes distributions of profits after taking into account repayment of capital, the forecast operating and capital expenses of SEMOS, and legal reserves required by applicable corporate law. Operating expenses include all the expenses of SEMOS incurred in connection with its activities, including mine operations, depreciation, taxation and legal provisions, but excluding investments.

        IAMGold and AngloGold have agreed to vote together at shareholders' meetings with respect to any action requiring 75% shareholder approval or at meetings of directors with respect to any resolution requiring a similar level of approval. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares of SEMOS must be voted against such resolution.

  Operator

        AngloGold, through its wholly-owned subsidiary AngloGold Mali S.A. ("AngloGold Mali"), is the operator of the Sadiola gold mine. In consideration for its services, AngloGold Mali is entitled to receive a management fee of 1% of revenue derived from operations at the Sadiola gold mine, an engineering fee of 4% of capital expenditures at the Sadiola gold mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold to other non-operator companies). In addition, AngloGold Mali is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola gold mine.

  Environment

        Under the concession agreement with the Government of Mali, SEMOS is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors environmental parameters, including seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. There is also an integrated EMS for the Sadiola gold mine. The EMS ensures that disturbance to the environment is minimal and that environmental policies are adhered to. An annual independent environmental audit of the Sadiola gold mine is conducted, focusing in particular on the EMS, community relations and closure/rehabilitation.

        The two principal environmental concerns are the potential for the contamination of surface and ground water resources, particularly with cyanide, arsenic and antimony, and the rehabilitation of the tailings dam and waste rock dumps. These issues are currently being adequately addressed. The gold plant and tailings dam are managed as a closed system, with water flow being strictly controlled and recycled. Spillage of contaminated process water inside the plant is contained in a concrete bounded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is controlled.

        Two issues now receiving attention are the closure plan and environmental issues associated with the processing of the sulphidic saprolites ore. An environmental impact assessment ("EIA") was prepared as an integral component of the Phase 1.1 plant modification program (described below, see "Sadiola Gold Mine — Mining Operations — Processing") to address, among other things, acid mine drainage issues due to the resultant exposure of sulphide bearing material in the pit and placement of such material on waste rock dumps, ore stockpiles and the tailings dam. The recommendations of the EIA have been adopted and the EMS is being revised as appropriate to address all sulphide related impacts.

        There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

5.2    Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Sadiola gold mine is located in the extreme west of the Republic of Mali, West Africa, near the Senegal/Mali border, a remote part of Mali with almost no infrastructure, approximately 70 kilometres south of Kayes, the regional capital. Establishing the mine and process plant required upgrading of the regional gravel road linking the mine to Kayes, and access to the Sadiola gold mine from Kayes is now by a regional all-weather road. There is an airstrip at the Sadiola gold mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African and European destinations. There are return flights twice weekly between Bamako and Kayes. Dakar is a major port of entry to West Africa by sea and air.

        The terrain around the Sadiola gold mine is generally flat at an elevation of 125 metres above sea level.

        A 57 kilometres pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately eight million cubic metres per year of process water, in order to ensure that the Sadiola gold mine does not impact on local water resources. Potable water for both the mine operation and the mine townsite is supplied from the pipeline and treated prior to distribution.

        Electrical power is provided through Sadiola's diesel powered generating sets which are capable of meeting an average demand of 16.7 megawatts and a peak demand of 17.7 megawatts. Approximately 2.7 million litres of diesel fuel per month for power generation and mining are being supplied under a contract with Total/ELF. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

        A townsite has been established to the northeast of the Sadiola gold mine and it provides housing, a primary school, a medical clinic, a park and recreation facilities for mine employees and their dependants, guest accommodation, a post office, a supermarket, sewage treatment facilities and other amenities. There are more than 1,000 employees, including those employed by outside contractors, at the Sadiola gold mine. A microwave telephone system tied to the national grid at Kayes, and satellite phones, link the mine with the outside world.

5.3    History

        AngloGold acquired its interest in the Sadiola gold mine from IAMGold as part of the financing of the project. As a result of this process, the IFC and the Government of Mali obtained equity interests in SEMOS. Construction at the Sadiola open pit commenced in 1994 and full production was achieved in 1997.

5.4    Geological Setting

        The Sadiola gold mine is located in the Kenieba-Kedougou inlier that straddles the boundary between Mali and Senegal. The inlier is made up of Lower Proterozoic Birimian metamorphic sediments and volcanics intruded by granitic batholiths.

        The Sadiola gold mine lies to the east of the regional Senegalo-Malian Fault ("SMF") and occurs along the Sadiola Fracture Zone ("SFZ"), a north-south striking, steeply west-dipping shear developed at the contact between impure limestone and greywackes. The SFZ is irregularly intruded by diorite dikes linked to a diorite sill dipping to the south and emplaced into a regional thrust in the impure limestone. The sediments are intensely folded, with two phases of folding identified. At depth, mineralization is closely associated with the SFZ and subparallel structures, and with north-northeast striking splays below the sill. A longitudinal section of the deposit and the localization of high-grade core intercepts show a well-developed, shallow (25 degrees) plunge to the south. Post-tectonic activity along 45o northstriking steep reverse faults has stacked the deposit to the north, partly undoing the southern plunge. Late normal and/or reverse movement along north-south striking faults have also offset mineralized blocks.

5.5    Exploration

        Exploration in 2003 within the Sadiola Mining Permit focused on the periphery of the open pit, on surface oxide deposits close to the open pit and on deep drilling of the sulphide mineralization below the oxide open pit. IAMGold's share of exploration work at Sadiola was US$3 million in 2003.

        Exploration continues for near surface oxide ore close to the Sadiola plant in order to add to the resources discovered by the successful programs of previous years. In 2002, several targets were advanced to inferred resource status, including FE-2, TS-1 (northern core area) FN-3 and FN Extension. During 2003, infill resource delineation recommenced at FE-3 and FE-4 (1,915 metres). Phase V of the Sadiola deep sulphide drilling, which commenced August 2002, was completed March 2003 (39 holes totaling 15,830 metres). The objective of this phase of drilling was to test the viability of an "upside" conceptual geological model for the sulphide mineralization as part of an on-going process of verifying that the exploitation of these sulphides can be effected by substantially deepening the Sadiola oxide open pit beyond its present planned depth of 150 metres. The conceptual model, which was based on projections and assumptions made by the mine site technical staff, indicated that there was potential for a substantial amount of hard sulphide mineralization below the soft saprolitic oxide ore body presently being mined, and that at a gold price of US$300 per ounce this mineralization might be economically mined. It was stressed at the time, and stressed again here, that this conceptual model is not to be confused with a resource calculation, and that the validity of the model is to be tested by the Phase V drilling program.

        The results from the Phase V drilling program have been very supportive of the conceptual model by generally confirming the location and the grades of the previously interpreted mineralization. The Phase V drill results indicate the presence of broad zones of mineralization, often measured in several tens of metres, averaging above three g/t gold. There is continuity of mineralization from section to section for at least one kilometre of strike length at the southern end of the open pit, where the drilling density is greater.

        Phase VI of the drill program, initially consisting of 17,600 metres in 65 holes, commenced in June 2003 and will continue until the third quarter of 2004, synchronous with a pre-feasibility study. It will rework the conceptual model using more detailed and up-to-date economic parameters. This could potentially allow for the deepening of the open pit to commence long before the presently planned pit is depleted in 2008.

        All exploration activity is carried out by SEMOS.

5.6    Mineralization

        Pervasive gold mineralization ranging in grade from two g/t to 20 g/t occurs along the SFZ over a strike length of more than two kilometres. The mineralization is mainly contained in altered carbonates and, to a lesser extent, in greywacke, diorite and occasionally in quartz-feldspar porphyry. Primary gold is extremely fine grained, dominantly less than 15 microns, with rare grains approaching 50 microns.

        The deposit has been subjected to intense and deep weathering to variable depths that reach 220 metres along the SFZ structure. Weathering results in enhanced gold grades in the low-density saprolitic ore (specific gravity of 1.7). In the deeper portion of saprolite, sulphide mineralization still occurs. The transition from sulphidic saprolite to mineralized hard rock is abrupt.

        The Sadiola gold deposit is considered to be a mesothermal-type gold deposit on the basis of the style of mineralization and the alteration associated with the deposit.

5.7    Drilling, Sampling and Analysis, and Security of Samples

        Within the Sadiola Main pit, FE-3 and FE-4 deposits, a total of 1,702,458 metres of grade control drilling (162,205 boreholes) have been drilled. SEMOS resource drilling totals 758 diamond drill holes (123,168 metres), 532 rotary air blast holes (20,377 metres), and 4,921 RC holes (301,509 metres).

        The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of SEMOS.

        Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Sadiola gold mine.

        In combination with the SEMOS laboratory, Analabs (in Kayes) processes the samples from exploration and the deep sulphide project. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project's ore zone is submitted to an external laboratory (generally Chemex, in Canada) for check assay. More recently, certain projects have had 10% of their entire sample set sent for re-assay.

        SEMOS resource drilling uses a custom designed SQL relational database. The database is marketed by Century Systems (Canada). The system has been pre-designed to check for errors so as to prevent geological overlapping and incorrect sample intervals. The system utilizes user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. The database is audited from time to time.

        Resource modeling is undertaken by a dedicated team of on-site personnel. Datamine is used to construct geological and grade models, while Istatis software is used for Uniform Condition to estimate recoverable resources.

        Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

5.8    Mineral Resource and Mineral Reserves

        At December 31, 2003, using a pit optimized and designed using a US$325 per ounce gold price, the proved and probable mineral reserves at the Sadiola gold mine were 26.4 million tonnes grading 3.2 grams per tonne of gold for an in situ content of 2.7 million ounces of gold.

        The following table sets forth the estimated mineral reserves for the Sadiola gold mine as at December 31, 2003, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Proved	6.5	1.9	405
Probable	19.9	3.6	2,289

Total mineral reserves(2)(3)(4)	26.4	3.2	2,694

(1)
Estimated in accordance with the JORC Code. Pit optimized and designed at a US$325 per ounce gold price.

(2)
Following the completion of the Transaction, Gold Fields International will hold a 38% interest in these mineral reserves.

(3)
Plant recovery is assumed to be 95% for oxides and 82% for sulphides.

(4)
All the reserves classified as "proved" are stockpile material. All the mineral reserves classified as "probable" are in-pit material.

        The following table sets forth the estimated measured and indicated mineral resources (which includes mineral reserves) for the Sadiola gold mine as at December 31, 2003, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Sadiola open pit and periphery(2)
Measured(3)	15.9	1.6	818
Indicated	22.6	2.6	1,904

Total "pit" measured & indicated mineral resources	38.5	2.2	2,722
Deep Sulphide(2)
Measured(3)	1.0	3.0	92
Indicated	0.1	2.1	4

Total "deep sulphide" measured & indicated mineral resources	1.1	2.9	95
Satellite oxide deposits(2)
Measured	0.3	1.9	21
Indicated	3.8	2.7	328

Total "satellite" measured & indicated mineral resources	4.1	2.6	349

Total measured and indicated mineral resources(4)	43.7	2.2	3,166

(1)
Estimated in accordance with the JORC Code.

(2)
A cut-off grade of 0.7 g/t was used within a US$400 per ounce pit shell.

(3)
Measured resources include soft oxide, hard oxide, soft sulphide, mixed stockpiles and hard sulphide stockpiles above a cut-off grade of 0.7 g/t gold.

(4)
Measured and indicated mineral resources include proved and probable mineral reserves. Following the completion of the Transaction, Gold Fields International will hold a 38% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Sadiola gold mine has inferred mineral resources, estimates of which are set forth in the following table, as at December 31, 2003, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Sadiola open pit and periphery(2)	1.8	1.2	72
Deep Sulphide(2)	130.0	1.8	7,532
Satellite deposits(2)(3)	12.5	1.3	533
Total inferred mineral resources(4)	144.3	1.8	8,137

(1)
Estimated in accordance with the JORC Code.

(2)
A cut-off grade of 0.7 g/t was used within a US$400 per ounce pit shell except where stated.

(3)
The inferred mineral resources for satellite deposits FE-2, FN-3, FE-4, Tambali South and Sekokoto were calculated at a cut-off of 0.7 g/t with no limiting shell.

(4)
Following the completion of the Transaction, Gold Fields International will hold a 38% interest in these mineral resources.

5.9    Mining Operations

        The oxide and sulphidic saprolite ores are being exploited by open pit mining techniques. The pit is currently designed to be approximately 2,000 metres in length with a maximum width and depth of 700 metres and 150 metres, respectively.

        The pit slopes have been engineered to industry standards of stability for the range of lithologies present at Sadiola, following risk management principles. The slope failures that have occurred have been of such a nature and scale as to have minimal impact on efficient mining operations. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

        Mining operations are carried out by Moolman Brothers, a mining contractor from South Africa with extensive open pit experience. Due to the predominantly unconsolidated nature of the material in the pit, drilling and blasting operations are relatively infrequent, as most of the material is dug out directly by hydraulic shovels. Grade control is effected by drilling 10 metres long vertical holes on a 10 metre by five metre grid. Ore is transported to the ore stockpile, located approximately one kilometre from the pit, and waste is disposed of in dumps adjacent to the pit with minimal haul distances, usually less than 0.5 kilometres.

        Approximately 90% of ore is stockpiled before processing. The ore stockpiling facility is located between the pit and the process plant, and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing oxide and sulphide mineralogy, gold grades, hardness, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains.

  Processing

        The processing plant for the Sadiola gold mine was designed to treat four million tonnes of ore per year but is now treating 5.3 million tonnes of ore per year. The Sadiola gold mine commenced commissioning in November 1996 (15 months after the start of construction), poured its first gold in December 1996, concluded the commissioning phase in mid-February 1997, and started commercial production on March 1, 1997.

        The processing plant consists of two identical parallel circuits, collectively capable of treating approximately 5.3 million tonnes of saprolite ores per year. This twin-stream design not only allows for a degree of flexibility in plant operation but also facilitates the maintenance of a reasonable level of production in the event that a significant item of equipment fails, as such a failure would usually only affect one circuit. This latter consideration is important in a country such as Mali, where local infrastructure support is virtually non-existent.

        As described above, most of the ore is delivered from the pit to a stockpile/reclaim area, adjacent to the processing plant site. The ore blend is reclaimed from the stockpile and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola gold mine. Once lumps have been broken down by the mineral sizer, the ore passes to surge bins located ahead of the two semi-autogenous grinding ("SAG") mills. A single regrind mill is incorporated, serving both circuits, to further grind the grit fraction contained in the output from the SAG mills.

        The discharge from the SAG mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subject to cyanide leaching, while the underflow goes to the regrind mills. Following leaching, the pulp is fed to carbon-in-pulp adsorption tanks where the gold is absorbed onto activated carbon. This "loaded" carbon is stripped of its gold and the gold-bearing solution is pumped to storage tanks. The stripped carbon is regenerated in an oil-fired kiln and then re-used.

        The gold is recovered from the solution by electroplating onto stainless steel wool cathodes. The cathodes are washed and the gold-bearing sludge dried and placed in an induction furnace for smelting to produce gold bullion. The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately three kilometres to the southeast of the process plant, for final disposal.

        In July 2001, the economic viability of modifying the existing Sadiola plant at an estimated capital cost of US$13.7 million to increase the recovery on the sulphidic saprolite ore from approximately 65% to 75% was confirmed. This program ("Phase 1.1") was approved by SEMOS and successfully commissioned in March 2002. Phase 1.1 provides for pre-oxidation of the slurry feed, followed by oxygen enriched high-cyanide leaching. An oxygen enrichment plant provides the oxygen required for Phase 1.1. Two new generator sets were also installed to provide the incremental power required for Phase 1.1.

        On-going test work indicated that Phase 1.1 could be expected to achieve a 76% recovery at a cyanide addition rate of one kilogram per tonne of ore processed, and up to 79% at a cyanide addition rate of 1.5 kilograms per tonne of ore.

  Production

        The following table sets forth production information for the Sadiola gold mine for the periods indicated:

	12 months ended December 31
	2003	2002	2001
Tonnes processed (000s)	5,070	5,050	5,328
Grade (g/t)	3.0	3.5	3.4
Recovery	88%	84%	94%
Ounces produced (000s)	452	480	536
Total Cash Cost (US$ per ounce)(1)	213	164	137

(1)
Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

        Mining is expected to continue at the Sadiola Main, FE3 and FE4 pits at the current rates of production, until the end of the mine life in 2010.

  Capital Costs and Financing

        The total capital cost associated with the development of the Sadiola gold mine was US$295 million, excluding capitalized interest during the construction period.

        SEMOS, through the IFC and a consortium of multilateral and bilateral agencies, borrowed US$169 million to fund the development of the Sadiola gold mine. The final semi-annual loan repayment of US$16 million was made on May 15, 2002. Anglo American Corporation of South Africa provided the balance of the funding required to complete construction of the Sadiola gold mine in the form of a subordinated loan. The remaining principal amount (including capitalized interest) of US$15 million under such loan was repaid on May 16, 2002.

        From start-up through December 2003, SEMOS has made distributions to shareholders aggregating US$131 million of invested capital, of which US$50 million was received by IAMGold.

  Mining Taxation/Foreign Exchange

        Net mining profits, as calculated under the Malian Mining Code, are taxable at the rate of 35%. SEMOS was exempt from such taxation prior to March 1, 2002. All operating costs, depreciation and financing charges are deducted in calculating net profits.

        A customs services tax of 3% based on the export value of gold production, and an ad valorem tax of 3% payable on the value of products sold to refineries or any other buyer less any refining expenses, are paid to the Government of Mali.

        When mining operations cease, SEMOS may not dispose of its plant and equipment until having provided the Government of Mali priority in acquiring them at their then estimated value.

  Cash Flow Projections and Valuation

        See "Exhibit 3 — Valuation Tables — Sadiola Gold Mine" for the post-tax pre-finance cash flows and various NPV calculations of the life of mine cash flows in respect of the Sadiola gold mine, which have been prepared by SRK Consulting pursuant to JSE requirements.

6.    Yatela Gold Mine

6.1    Property Description and Location

        The mining permit area in Mali on which the Yatela gold mine is situated (the "Yatela Mining Permit") is located immediately north of the Sadiola Mining Permit. The Yatela Mining Permit is owned by YATELA, and covers 195 square kilometres. The shareholders of YATELA are Sadiola Exploration Limited ("SADEX") (which is indirectly owned 50% by IAMGold and, upon completion of the Transaction, by Gold Fields International, and 50% by AngloGold) as to 80% and the Government of Mali as to 20%.

        YATELA is governed by a shareholders' agreement dated May 27, 2000. Decisions of the directors of YATELA are by a majority vote. The board of directors of YATELA currently consists of eight directors. SADEX is entitled to appoint six directors and the Government of Mali is entitled to appoint two directors.

        Each shareholder of YATELA is entitled to receive dividends, which may be distributed after payment of the financial obligations of YATELA, including the shareholder loan advanced by SADEX for the development and construction of the Yatela gold mine. Dividend distributions by YATELA also take into account the projected operating and capital expenses of YATELA and legal reserves required by applicable corporate law.

        The Yatela Mining Permit is for an initial term of 30 years, expiring in 2031, and may be extended by order of the President of Mali if mining operations are ongoing. The Yatela Mining Permit may be cancelled on the same bases as the Sadiola Mining Permit (see section 5.1 of this schedule J "Sadiola Gold Mine — Property Description and Location" above).

  Operator

        YATELA has appointed AngloGold Mali as the operator of the Yatela gold mine on the same terms as described under "Sadiola Gold Mine — Property Description and Location — Operator" above.

  Environment

        Under the concession agreement with the Government of Mali, YATELA is obligated to minimize the environmental impact of mining activities, and is required to rehabilitate the mine site once the Yatela gold mine permanently ceases operation. An environmental impact assessment report prepared in accordance with Malian and international standards was approved by the Malian authorities and resulted in the Malian authorities issuing the necessary environmental permits.

        A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. An integrated and comprehensive EMS has been implemented for the Yatela gold mine. The EMS ensures that disturbance to the environment is maintained within acceptable limits and that environmental policies are adhered to. An independent environmental audit of Yatela is conducted annually.

        There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

6.2    Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Yatela gold mine adjoins the Sadiola gold mine to the north and its location and access are the same as for the Sadiola gold mine (see section 5.2, "Sadiola Gold Mine — Accessibility, Climate, Local Resources, Infrastructure and Physiography", of this schedule J).

        The Yatela gold mine is located approximately 25 kilometres north of the Sadiola gold mine and is situated close to the main gravel road to Kayes, the regional capital, which is approximately 60 kilometres from the Yatela gold mine.

        The water needed by the Yatela gold mine is sourced from a well field and from boreholes established to dewater the pit in advance of mining. Potable water for both the Yatela gold mine operation and the mine townsite is supplied from the well field and treated prior to distribution.

        Electrical power is provided through six diesel powered generating sets located at the Yatela gold mine. Approximately 0.3 million litres of diesel fuel per month for power generation and mining is being supplied under a contract with Total/ELF via a 900 cubic metre diesel tank on-site. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

        A small townsite has been established to the northwest of the Yatela gold mine and it provides mainly single quarters, a park and recreation facilities for mine employees and their dependants, sewage treatment facilities and other amenities. Yatela gold mine employees have full access to all the facilities at the Sadiola gold mine. There are approximately 700 employees at the Yatela gold mine, including those employed by outside contractors. A microwave telephone system tied to the national grid at Kayes, and satellite phones, link the Yatela gold mine with the outside world.

        The terrain around the Yatela gold mine is generally flat, at an elevation of 125 metres above sea level.

6.3    History

        SADEX, through a predecessor wholly-owned subsidiary, had the right to explore an exploration permit adjacent to the northern boundary of the Sadiola Mining Permit. The northern part of the Yatela property was acquired by SADEX on February 6, 1998 for US$7.5 million from Eltin Limited ("Eltin") of Australia.

        SADEX commissioned a feasibility study, which was carried out by AngloGold and presented in June 1999. The feasibility study incorporated extensive engineering and metallurgical studies, which investigated a number of different alternatives for mining and treating the resource. It concluded that an open pit mine feeding a 2.5 million Mtpa heap leach operation was the most financially attractive of the alternatives studied.

        The final feasibility study prepared by AngloGold in November 1999 advanced the heap leach option to a fully tendered capital cost status. The final feasibility study reported that an open pit 2.5 Mtpa heap leach operation should be capable of producing 1.2 million ounces from the Yatela deposit over a six year period, at an average total cash cost of US$175 per ounce (inclusive of the Mali Government's 6% revenue taxes and AngloGold's management fee of 1% of revenue). The cost of the feasibility study was US$8.5 million.

        SADEX received the Yatela Mining Permit from the Government of Mali in February 2000. Based on the final feasibility study, AngloGold and IAMGold approved proceeding with the Yatela gold mine after having negotiated the necessary Government of Mali approvals and authorizations in respect of shareholder agreements, company statutes and modifications to the original Eltin convention, pursuant to which Eltin held its interest in the northern part of the Yatela property. The first gold was produced from the heap leach and open pit operation in May 2001.

6.4    Geological Setting

        The Yatela gold mine is located within the Malian portion of the Kenieba-Kedougou window, a major Early Proterozoic–Birimian outlier along the northeast margin of the Kenema-Man Shield. The Yatela gold mine is located in the north of the window and is hosted by sediments of the Kofi Formation, which have been intruded by numerous felsic intrusives. The sediments dominantly consist of a fine-grained greywacke, probably distal turbidites and impure carbonates, with minor tuffs and acid volcanics.

6.5    Mineralization

        The primary gold mineralization at Yatela is mesothermal shear zone hosted. This primary mineralization is spatially associated with the contact between predominately dolomitic rocks of the Kofi formation to the west and a large dioritic intrusion to the east. This primary mineralization was concentrated to economic grades through dissolution of carbonate-rich rocks by supergene processes. Karsting of carbonate rocks resulted in the development of the Yatela Basin, which was gradually filled by sands and conglomerates during peneplanation and erosion of Proterozoic rocks. The chaotic collapse during karsting, coupled with high-energy sedimentary environments resulted in the orebody being hosted in a mélange-type rock made up of components of sedimentary rock and dissolution residue. Dissolution of dolomitic rocks results in large volume loss. Concentration of low-grade primary gold mineralization by this process is believed to be the most important factor in the genesis of the Yatela deposit.

6.6    Exploration

        Reconnaissance aircore and RC drilling is being carried out to the north and south of the Alamoutala pit and to the north of the Yatela pit.

        All exploration activity is carried out by YATELA.

        During 2003, a number of exploration targets at Yatela were examined. The principal technique was 90 millimetre and 125 millimetre RC drilling.

        A total of 6,817 meters of 90 millimetre and 17,982 metres of 125 millimetre RC drilling were completed in the region.

        Targets included Dinngollou, Kourketo East 17, Yatela North West, Yatela South, Yatela West, Donguera Hill, Niamboulama North and Farabakouta North 1.

        Targets west of the main Yatela shear have proved disappointing, and no further exploration is planned. The more easterly targets are planned to be actively explored during 2004, as well as targets identified by an aeromagnetic survey completed in 2003.

6.7    Drilling, Sampling and Analysis, and Security of Samples

        Within the Yatela deposit, a total of 241,184 metres of grade control drilling (16,361 boreholes) have been drilled. At Alamoutala, a total of 63,770 metres of grade control drilling (4,713 boreholes) have been drilled.

YATELA resource drilling totals 45 diamond drill holes (3,088 metres), 419 rotary air blast holes (9,671 metres), and 373 RC holes (21,058 metres).

        The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of YATELA.

        Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Yatela gold mine.

        In combination with the SEMOS laboratory, Analabs (in Kayes) processes the exploration samples. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project's ore zone is submitted to an external laboratory (generally Chemex, in Canada) for check assay. More recently, certain projects have had 10% of their entire sample set sent for re-assay.

        The resource drilling database system is the same as for the Sadiola gold mine (see section 5.7, "Sadiola Gold Mine — Drilling, Sampling and Analysis, and Security of Samples", of this schedule J).

        Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

        QA-QC protocols are in place with respect to sampling procedures.

6.8    Mineral Resources and Mineral Reserves

        The following table sets forth the estimated mineral reserves for the Yatela gold mine as of December 31, 2003, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Proved	2.3	1.1	82
Probable	8.1	3.9	1,023

Total mineral reserves(2)(3)	10.4	3.2	1,105

(1)
Using the JORC Code. Pit optimized and designed at a US$325 per ounce gold price.

(2)
Following the completion of the Transaction, Gold Fields International will hold a 40% interest in these mineral reserves.

(3)
Gold recovery is assumed to be 85% for oxides and 75% for sulphides.

        The following table sets forth the estimated measured and indicated mineral resources (which includes reserves) for the Yatela gold mine, as at December 31, 2003, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Yatela "Main Pit"(2)
Measured(3)	2.7	0.9	83
Indicated	13.6	2.6	1,127
Main-pit measured and indicated mineral resources(4)	16.3	2.3	1,210
Alamoutala(5)
Measured(6)	1.0	1.6	48
Indicated	2.0	2.5	158

Alamoutala measured and indicated mineral resources(3)	2.9	2.2	206

Total measured and indicated mineral resources	19.2	2.3	1,416

(1)
Estimated in accordance with the JORC Code.

(2)
A cut-off grade of 0.4 g/t above a limiting shell of US$400 per ounce.

(3)
Measured includes soft oxide, hard oxide, soft sulphide, mixed and hard sulphide stockpiles above a cut-off of 0.4 g/t.

(4)
Measured and indicated mineral resources include proved and probable mineral reserves. Following the completion of the Transaction, Gold Fields International will hold a 40% interest in these mineral resources.

(5)
A cut-off grade of 0.7 g/t above a limiting shell of US$400 per ounce.

(6)
Measured includes soft oxide and hard sulphide stockpiles above a cut-off of 0.7 g/t.

        In addition to the measured and indicated mineral resources, the Yatela gold mine has inferred mineral resources, estimates of which are set forth in the following table, as at December 31, 2003, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Main pit(2)	3.5	0.8	90
Alamoutala(3)	0.9	1.9	56

Total inferred mineral resources(4)	4.4	1.0	146

(1)
Estimated in accordance with the JORC Code.

(2)
Quoted at 0.4 g/t above a limiting shell of US$400 per ounce.

(3)
Quoted at 0.7 g/t above a limiting shell of US$400 per ounce.

(4)
Following the completion of the Transaction, Gold Fields International will hold a 40% interest in these mineral resources.

6.9    Mining Operations

        The Yatela deposit is being exploited by open pit mining techniques. The pit is currently designed to be 1,300 metres in length with a maximum width and depth of approximately 600 metres and 220 metres, respectively. Production began in March 2001, with ore being loaded onto the heap leach pads. Commissioning started in May 2001, and commercial production was achieved on July 4, 2001.

        The pit slopes have been engineered to industry standards of stability for the range of lithologies present at Yatela, following risk management principles. The slope failures that have occurred have been of such a nature and scale as to have minimal impact on efficient mining operations. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

        Mining operations are carried out by Moolman Brothers, the same mining contractor employed at the Sadiola gold mine. Due to the amount of unconsolidated material in the pit, drilling and blasting operations are less frequent than normal, as a substantial portion of the ore and waste is dug out directly by hydraulic shovels. Ore is transported to the ore stockpile, located in close proximity to the pit, and waste is transported to dumps located away from the influence of the pit. The ore stockpiling facility is located between the pit and the process plant and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing gold grades and clay contents to be laid down. Ore is reclaimed from the stockpiles and fed onto heap leach pads on a blended basis in respect of both clay content and grade, to minimize costs by being able to optimize cement addition rates, and to maximize the recovery of gold. The second function of the stockpile is to provide ore to feed onto the heap leach pads at times when pit operations are temporarily affected by external factors, such as during the four month rainy season from June to September, when relatively little mining is conducted.

        The Alamoutala deposit, located some 10 kilometres south-east of the Yatela deposit, is being exploited by open pit mining techniques. The pit is currently designed to be 850 metres in length with a maximum width and depth of approximately 200 metres and 80 metres, respectively. Production began in August 2003, with ore being trucked to the main Yatela heap leach processing circuit.

  Processing

        The process plant consists of primary and secondary mineral sizers feeding an agglomeration drum to produce a pelletized product suitable for heap leaching. Cement is added at a measured rate from cement silos to the output of the primary sizes. Cement is applied at a rate of approximately 20 kilograms per tonne when the first lift of any pad is being stacked, and at a rate of approximately eight kilograms per tonne when the second lift of any pad is being stacked. Efforts are being made to reduce the overall level of cement consumption. The plant was designed to produce 2.5 Mtpa of ore for stacking, but has exceeded this capacity for both 2002 and 2003.

        The discharge from the agglomeration drum is transported by an overland conveyor to the "grasshopper" conveyor and radial stackers which build each heap leach pad in two lifts. Each pad has a clay base on which a 1.5 millimetre high-density polyethylene ("HDPE") liner is placed. The HDPE liner is covered by a 600 millimetre cushion layer of saprolite to protect the liner. Gravel roadways are laid down on the lower lift of each pad in order to allow pads to be stacked and worked on in the rainy season. Cyanide solution is fed through drip irrigation piping on the pads. The pregnant solution is collected after it has percolated through the pad and is eventually pumped through carbon filled columns which strip out the gold. The loaded carbon is transported to the Sadiola gold mine for toll treatment of the carbon to produce gold bullion and for regeneration of carbon, prior to its return to the Yatela gold mine for ongoing use.

        The average life of mine gold recovery rate incorporated in the feasibility study was 85%. Actual gold recovered from start-up to December 2003 was 82.4%. The leach cycle of the Yatela gold mine is longer than originally anticipated, however, the ultimate recovery rate for the contained gold is still expected to be 85%.

        The Yatela gold mine has built sufficient excess solution pond capacity to accommodate the effects of the rainy season. A detoxification facility has been installed which uses hydrogen peroxide, as required, to reduce cyanide levels to international discharge standards. Experience to date indicates that the detoxification process will only be needed in the rainy season if it becomes necessary to discharge excess solutions.

  Production

        The following table sets forth production information for the Yatela gold mine for the periods indicated:

	12 months to December 31
	2003	2002
Tonnes processed (000s)	2,590	2,810
Grade (g/t)	2.8	3.6
Ounces produced (000s)	218	269
Total Cash Cost (US$ per ounce)(1)	244	177

(1)
Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs, and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

        Mining is expected to continue at the Yatela Main and Alamoutala pits until the end of the mine life in 2007.

  Capital Costs and Financing

        On the original Yatela property (the property purchased from Eltin), the feasibility and capital costs were to be shared equally by IAMGold and AngloGold. On the original SADEX concession areas incorporated into the Yatela Mining Permit, costs were the responsibility of AngloGold, to be later repaid by cash flow from any mine established by SADEX. Since the deposit straddled the original Yatela property and the SADEX concession, AngloGold provided 65% of the feasibility and capital cost of the Yatela gold mine, with IAMGold supplying the remaining 35%. The 15% difference between the 50:50 funding level and the actual 65:35 funding level is treated as an AngloGold shareholder loan to AGEM Ltd., which will be repaid pari passu from cash flow from the Yatela gold mine. The AngloGold loan to AGEM Ltd. is recourse only to cash flow from the Yatela gold mine.

        Feasibility and capital development costs for the Yatela gold mine were US$100 million. From 2001 through December 2003, YATELA has made repayments aggregating US$37 million of invested capital, of which US$13 million was received by IAMGold.

  Mining Taxation/Foreign Exchange

        YATELA is exempt from taxation of net mining profits, as calculated under the Malian Mining Code, until July 5, 2006. Otherwise, the mining taxation applicable to YATELA is the same as that applicable to SEMOS (see section 5.9, "Sadiola Gold Mine — Mining Operations — Mining Taxation/Foreign Exchange" above).

  Cash Flow Projections and Valuation

        See "Exhibit 4 — Valuation Tables — Yatela Gold Mine" to this schedule J for the post-tax pre-finance cash flows and various NPV calculations of the life of mine cash flows in respect of the Yatela gold mine, which have been prepared by SRK Consulting pursuant to JSE requirements.

7.    Tarkwa Gold Mine

7.1    Property Description and Location

        IAMGold holds an aggregate 18.9% interest in GF Ghana Limited. GF Ghana Limited has rights to operate and develop a property known as the Tarkwa concession in Ghana, which includes the Tarkwa gold mine. Gold Fields is the operator of the Tarkwa gold mine and majority shareholder of GF Ghana Limited with a 71.1% interest. Following the completion of the Transaction, Gold Fields International will hold a 90% interest in GF Ghana Limited. The Republic of Ghana holds a 10% free carried interest.

        The Tarkwa gold mine is located in south western Ghana, about 300 kilometres by road west of Accra, the capital. The Tarkwa gold mine consists of an open pit operation on the Tarkwa property and the adjacent northern portion of the Teberebie property acquired by GF Ghana Limited in August 2000. The Tarkwa gold mine operates mining leases covering a total area of approximately 20,700 hectares. The Tarkwa property is covered by five mining leases, each dated April 18, 1997, in respect of operations at the Tarkwa property, and two mining leases dated February 2, 1988 and June 18, 1992, respectively, for the operations at the Teberebie property. The Tarkwa property mining leases expire in 2027 and the Teberebie property mining leases expire in 2018. The Government of Ghana is entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Tarkwa gold mine.

  Operator

        Gold Fields is the operator of the Tarkwa gold mine. In consideration for its services, Gold Fields receives a management fee equal to 2.5% of GF Ghana Limited gold revenues per annum. Following the completion of the Transaction, Gold Fields International will become the operator and have the right to receive the aforementioned management fee. As of June 30, 2004 the Tarkwa gold mine had 2,631 employees, including those employed by outside contractors.

  Environment

        GF Ghana Limited has received all required environmental operating permits for the Tarkwa gold mine from the Ghana Environmental Protection Agency ("EPA"), and an environmental certificate covering all operations at site has been issued by the EPA. GF Ghana Limited has submitted a costed reclamation plan for the property which has been approved by the EPA. A reclamation security agreement with the EPA has been finalized and GF Ghana Limited has posted a reclamation bond based upon the reclamation security agreement in the amount of US$6 million covering disturbance associated with the operation. Bond levels are subject to review and update every two years under the agreement.

        An environmental management plan for the Tarkwa gold mine has been submitted and approved by the EPA. Additionally, the environmental permit for construction and operation of the CIL mill and tailings dam has been issued.

        All required environmental permits are in place for operations at the Tarkwa gold mine, including construction and operation of the new mill/CIL project. An ISO14001 certified EMS is in place, and two surveillance audits were successfully completed by external auditors. The EMS includes operational procedures related to minimization of risk associated with environmental impact. A comprehensive training program has been implemented to ensure that the workforce is competent in these procedures.

        Concurrent rehabilitation continued as part of an integrated mine plan, with reclamation being completed on leach heaps, waste dumps, and open pit areas. A comprehensive life of mine decommissioning and reclamation plan has been developed and pre-funding for reclamation liability is maintained, including a provision for monitoring after mine closure. No significant remediation issues have been identified for closure of the mine due to the favourable geochemical nature of the ore and waste materials. Interactions with stakeholders are frequent and occur through regularly scheduled meetings, visits to local communities by company staff, visits to the mine site by community members and other stakeholders, and maintenance of an open door policy for all stakeholders to address any concerns that they may have. Social responsibility projects have been implemented within the company's greater sustainable development program, with a focus on developing sustainable livelihoods, improving education, health, and sanitation conditions, and provision of potable water. Employment policies strive to maximize recruitment from affected communities wherever practical.

        A new tailings storage facility has recently been constructed, with commissioning planned for December 2004. The designers are external consultants with an established reputation for the design of such facilities. The facility has a design capacity of 84 million tonnes and is a hillside impoundment south of the existing north heap leach pads.

7.2    Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Tarkwa gold mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked into the property.

        The area has a tropical climate with two wet seasons (March to July and September/October), with a Hamattan dry season from mid October to March. Temperatures range from 21°C to 32°C, and rainfall averages approximately 2000 millimetre per annum. The vegetation is a mixture of tropical rain forests and semi-deciduous forest. Deforestation, due to subsistence farming by the local population, has altered the vegetation in the environs of the mines to secondary forest, scrub and cleared land. No primary forest is found on the concession. The operating season is continuous throughout the year.

        The topography of the Tarkwa concession comprises a series of prominent ridges and valleys. No major rivers traverse the mining area.

7.3    History

  IAMGold

        Pursuant to an agreement dated October 13, 1993, Mutual Resources Limited ("Mutual") acquired Crescent Mining Finance Limited ("Crescent Finance"), which held a 5% interest in GF Ghana Limited. Golden Knight Resources Inc. ("Golden Knight"), a Canadian public company at the time, acquired Mutual in October 1995.

        Pursuant to a letter agreement dated August 16, 1996 and amended on September 24, 1998 between Golden Knight and Cabo Frio Investments A.V.V. ("Cabo Frio"), Golden Knight acquired a further 12.5% interest in GF Ghana Limited.

        Pursuant to a share purchase and assignment agreement dated March 4, 1999 with Cabo Frio, Repadre Capital Corporation ("Repadre") purchased from Cabo Frio on April 30, 1999, shares of GF Ghana Limited representing a 1.4% interest in GF Ghana Limited.

        In April 1999, Repadre and Golden Knight completed a business combination and, effective January 1, 2000, Repadre, Golden Knight and Mutual amalgamated under the name "Repadre Capital Corporation". Effective January 7, 2003, Repadre was amalgamated with a wholly-owned subsidiary of IAMGold, pursuant to a court-approved plan of arrangement, and effective January 1, 2004, Repadre (in its amalgamated form) was amalgamated with IAMGold.

  Gold Fields

        GF Ghana Limited was incorporated in 1993 to hold the Tarkwa concessions. In June 1993, the Government of Ghana entered into an agreement with GF Ghana Limited under which GF Ghana Limited would operate the mine under a management contract. The mine then became known as Tarkwa Gold Fields Limited. In 1996, a pre-feasibility study into an open pit/heap leach operation, undertaken on behalf of GF Ghana Limited by SRK Consulting, concluded that such a project was economic. This study was followed up with a feasibility study and the subsequent approval to proceed with the project. Open pit operations began in 1998.

        In August 1999, GF Ghana Limited suspended all underground mining operations at the Apinto shaft and AVS sections as they had become uneconomic. The milling plant continued to process remaining ore and clean up material until shutdown in December 1999. At that stage, GF Ghana Limited withdrew totally from the underground operations, allowing the mine to flood.

        In August 2000, following the acquisition by Ghanaian Australian Goldfields Limited ("GAG") of the Teberebie lease and operations, GF Ghana Limited acquired the northern part of the Teberebie lease from GAG. The facilities, comprising the Teberebie open pit and heap leach pads and associated equipment, were recommissioned at a cost of US$11 million, and placed into production. This expansion, known as Tarkwa Phase III, increased the mining rate by 15.3Mtpa to 36Mtpa, and the heap leach production capacity from 7.2Mtpa to 12.6Mtpa.

7.4    Geological Setting

        Gold mineralization at the Tarkwa gold mine is hosted by Proterozoic Tarkwanian metasediments, which unconformably overlie a Birimian greenstone belt sequence. Gold mineralization is concentrated in conglomerate reefs and is similar to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate units occur in the concession area, within a sedimentary package ranging from 40 metres to 110 metres in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

        Five separate production areas are centred on the Pepe Anticline, a gently north plunging fold structure that outcrops as a whaleback hill. The sedimentary sequence and interlayered waste zones between the areas of mineralization thicken to the west.

7.5    Exploration

        Exploration is initially carried out by Gold Fields using diamond drilling to produce continuous core sampling through the sequence of mineralized reefs. Core is logged and halved with one half retained for quality control and validation purposes. The remaining core is sent to Transworld laboratories in Tarkwa, for assay. Check assaying is carried out at SGS laboratory, which is also based in Tarkwa. Core drilling is initially carried out on a wide spaced grid of 200 metres along strike, and 100 metres in the dip direction (400 metres by 200 metres in some cases). This grid is then infilled to a final spacing of 100 metres by 100 metres. Core logging and sampling is carried out based on the recognition of geological boundaries and marker horizons.

        Grade control is carried out by close spaced infill drilling of the exploration grid using RC drilling on a 25 metres by 25 metres grid spacing. In some areas of known structural complexity this spacing is reduced to either 25 metres by 12.5 metres or 12.5 metres by 25 metres. The Kottraverchy pit area is to be drilled using this closer spaced grade control.

7.6    Mineralization

        Gold occurs as sparsely distributed tiny specks hosted within the matrix of phyllosilicates, the silicified matrix of conglomerates and occasionally associated with recrystallized hematite. The gold occurs predominantly in a native state, with minor electrum and copper-gold alloy. The gold particles have an average size range from 50 to 150 microns. The finer gold is distinctly spherical in shape, whereas the coarser grains are more globular or hypidiomorphic. Silver content varies from 3% to 7% of the gold.

        X-ray diffraction reveals that the ore consists essentially of quartz, minor amounts of mica, possibly muscovite, and trace quantities of iron oxides, mainly titanium-bearing hematite. Accessory oxides present include magnetite, goethite, ilmenite and rutile. Accessory amounts of chlorite, possibly corrensite, and the carbonate mineral ankerite were also detected. Sulphide minerals have not been detected in the ore.

7.7    Drilling, Sampling and Analysis, and Security of Samples

        A total of 1,770 exploration boreholes have been drilled on the Tarkwa concession, of which 1,358 were drilled by GF Ghana Limited, 177 by Pioneer (Teberebie), 11 by Ghana Australia Goldfields and the 224 by the State Gold Mining Corporation. All these exploration drill holes are incorporated into the database. A total of 211 RC boreholes are included in the 1,358 GF Ghana Limited drillholes, the remainder being diamond cored drill holes. The total exploration drilling meterage is some 230,000 metres.

        A total of 454,543 metres of grade control RC drilling (13,873 boreholes) have been drilled on the concession. All grade control drill holes have also been captured in the geological database.

        The primary database captures the following: (1) the collar positions of all RC and diamond core drilling holes, (2) down-the-hole survey data, (3) lithological data, (4) assay data, and (5) the final stratigraphic zoning of all boreholes.

        Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out.

        Tarkwa's quality control program consists of the following internal controls: (1) field re-splits every 20th sample, i.e. a coarse duplicate (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results); (2) laboratory repeats every 20th sample (a second sample taken after the first stage of comminution that indicates preparation errors), as well as repeat fire assays every 10th sample (every sample that assays above three g/t is repeat assayed using fire assay); and (3) the laboratory repeat assays pulps at random (indicates analytical variance). Five percent of all sample pulps are checked by an umpire laboratory to assess the quality of analysis. The laboratories also participate in regular round robin analyses. QA/QC protocols are in place with respect to sampling procedures.

        The Tarkwa gold mine maintains an ongoing grade reconciliation program between current mineral resource grade and tonnage models, with actual tonnes mined and grades as measured across the belts feeding the heaps. A more detailed discussion can be found in the Tarkwa Report.

7.8    Mineral Resources and Mineral Reserves

        The following table sets forth the estimated mineral reserves for the Tarkwa gold mine as of June 30, 2004, as calculated by the mine operator. SRK Consulting reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Proved(2)	203.9	1.3	8,678
Probable	147.7	1.3	6,052

Total mineral reserves(3)(4)(5)	351.5	1.3	14,730

(1)
Estimated in accordance with the JORC Code.

(2)
Low-grade operational stockpiles included in proved mineral reserves.

(3)
Based on a gold price of US$350 per ounce. The reserves are based on heap leach, mill and owner mining cost.

(4)
10% tonnage factor and no grade factor applied.

(5)
Following the completion of the Transaction, Gold Fields International will hold a 90% interest in these mineral reserves.

        The following table sets forth the estimated measured and indicated mineral resources (which includes mineral reserves) for the Tarkwa gold mine, as of June 30, 2004, as calculated by the mine operator. SRK Consulting reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Measured	204.8	1.5	9,728
Indicated	187.3	1.4	8,207

Total measured and indicated mineral resources	392.1	1.4	17,935

(1)
Estimated in accordance with the JORC Code. Measured and indicated mineral resources are estimated at a gold price of US$400 per ounce and include proved and probable mineral reserves. Following the completion of the Transaction, Gold Fields International will hold a 90% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Tarkwa gold mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2004 as calculated by the mine operator. SRK Consulting reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Inferred mineral resources	19.5	3.5	2,225

(1)
Estimated in accordance with the JORC Code. Inferred mineral resources are estimated at a gold price of US$400 per ounce. Following the completion of the Transaction, Gold Fields International will hold a 90% interest in these mineral resources.

7.9    Mining Operations

        The location of the mining areas is defined through the long-term planning process. The boundaries of the pits are pegged out and the mining area is cleared of bush and topsoil with a bulldozer. This material is later relocated for rehabilitation purposes. After clearing, RC grade control drilling is carried out, and the grade control geological models constructed. The short-term plans and forecasts are updated with this information, and mining then commences. From the highest point in the pit, material is free-dug or blasted to the first blasting bench. Thereafter, 6 metre benches are blasted, which are then mined in two 3-metre flitches. Material along the daylight side of the pit is often free dig.

        Mining is highly selective, with backhoe excavators used to select off waste from the ore, and vice versa, to an estimated accuracy of approximately 30 centimetres. In-pit geologists supervise all digging activity, and ore material is either run-of-mine, delivered to one of two primary crushers, or low grade, which is stockpiled close to the north primary crusher, dependent on grade. Waste material is hauled to the nearest waste dump. Ore is hauled using a fleet of twenty-four 144-tonne dump trucks and seven diggers.

        The life of mine wall angles, as applied to the current life of mine plan, generally range between 36 and 45 degrees in the upper weathered region and range between 55 and 65 degrees in the lower 'fresh regions' of the pits. If a ramp exists in a wall, the overall wall slope angle is further reduced; there is no attempt to steepen the areas above and below the ramp to achieve the above-mentioned wall angles. Internal batter angles are considered on an area-by-area basis depending on the nature of the material. Geotechnical staff have been assigned to collect geotechnical data for analysis and to advise on mine design. Wall monitoring has become routine, and a preliminary series of piezometric boreholes have been drilled in order to monitor water movements. Appropriate software has been purchased to analyse wall failure potential and on-site users have been trained to use it in order to advise the mine planners. The data is regularly reviewed on-site (at least twice yearly) by professional geotechnical engineers in order to ensure that designs meet accepted standards. The optimal pit for the selected gold price, as defined by the Whittle optimisation, adjusted for dilution, forms the basis of the life of mine pit design.

        Final ramp positions are laid out to access all parts of the life of mine pits. All ramps are, as far as possible, laid out on the footwall so as to avoid additional waste mining. Waste haul routes are laid out according to the estimated position of the waste dumps, which is intended to be the shortest possible distance from the pit limit. Given that the pit limit is a function of gold price, waste dumps are planned for the footwall side of the pits where possible. In-pit dumping has been considered where deemed practical.

        Blasting operations utilise relatively close patterns, typically 3.2 metres by 3.6 metres, with a drill hole diameter of 102 millimetres. The blast design has been set up to preserve, as far as possible, the integrity of the ore and waste contacts, and to allow for visual identification of the zones by the in-pit geologists.

        Mining at the Tarkwa gold mine was, until June 2004, carried out by African Mining Services ("AMS"), a subsidiary of Henry Walker Eltin Group Proprietary Limited, an Australian contracting company. AMS provided employees, supplies and equipment for mining at Tarkwa, including drilling, blasting, ore and waste mining and haulage of material produced from the mining activities. The mine has now converted to owner mining and has purchased a full mining fleet for operating in the open pits that make up Tarkwa.

        The focus of operations in fiscal 2005, apart from meeting planned grades and strip ratios, will be to achieve the split of high and low grade and high and low porosity ores to meet the respective needs of the heap leach plant and the new mill and CIL plant. Continuous mill production is planned by the end of March 2005, with the operation of Tarkwa's new fleet having started in July 2004, and a full demobilisation of the mining contractor having been completed at the end of September 2004. With the full benefits of owner mining expected to be seen in the December 2004 quarter, and the benefits of the mill in the March 2005 quarter, total cash costs should decline to around US$200 per ounce in the second half of the year. This significant move primarily reflects the effects of the conversion to owner mining, in particular the very low maintenance costs in the first year of operation of the fleet. However, costs per ounce are expected to gradually increase thereafter on the back of reduced head grades.

  Processing

        The Tarkwa gold mine currently utilizes conventional heap leach techniques to recover gold. Operations consist of two separate heap leach circuits, namely, the Tarkwa "north" plant and the Teberebie "south" plant acquired in August 2000. The Tarkwa north heap leach plant was commissioned in 1998 while the Teberebie south heap leach plant was commissioned in 1992. The two plants each have multiple stage crushing and screening processes combined with agglomeration and a combined capacity of approximately 14.4 million tonnes per annum.

        A bankable feasibility study ("BFS") that evaluated the technical and economic viability of an expansion project that incorporated the results of an owner mining study conducted by GF Ghana Limited was completed in December 2002 by Lycopodium Pty Ltd. The BFS, in conjunction with a detailed strategic analysis, generated a detailed project case that included the current 14.4 million tonnes per annum heap leach operation, combined with a new 4.2 million tonnes per annum CIL conventional mill operation and a conversion to owner mining.

        On May 8, 2003 IAMGold and Gold Fields announced the decision to proceed with the expansion of the Tarkwa gold mine, including construction of a 4.2 million tonnes per annum mill and a CIL plant at a cost of US$85 million, and the purchase of a new mining fleet and auxiliary equipment at a cost of US$74 million to convert, from contractor to owner-operator mining. The capital investment is being undertaken between June 2003 and December 2004, with the conversion to owner mining now complete and the mill planned to be commissioned by late 2004. This expansion is forecasted to increase annual ore throughput to 20 million tonnes per annum.

  Production

        The following table sets forth production information for the Tarkwa gold mine for the periods indicated:

	Fiscal 2004	Fiscal 2003	Fiscal 2002
Open Pit
Waste mined ('000t)	43,987	27,521	28,986
Ore mined ('000t)	17,164	16,067	14,630
Head grade (g/t)	1.43	1.46	1.58
Strip ratio	2.6	1.7	2.0
Tonnes treated ('000)	16,000	15,210	14,914
Yield (g/t)	1.1	1.1	1.1
Gold Produced ounces ('000)	550	540	544
Total cash costs (US$/oz)(1)	230	194	171

(1)
Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods, such as stockpiling and stripping costs, and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

        Based on the mineral reserves at June 30, 2004 and an average estimated production rate of 15.3 million tonnes per annum following the mill expansion in 2004, the Tarkwa gold mine has an estimated life of 24 years.

  Capital Cost

        The capital spending at Tarkwa for fiscal 2004 was US$137 million, up sharply from the US$23 million spent in fiscal 2003. The capital spend for fiscal 2004 included expenditure of US$6 million on the expansion of the north leach plant and leach pads and, more significantly, US$131 million on the Tarkwa expansion project. During the year, excellent progress was made on both aspects of the expansion.

  Owner mining conversion

        All load and haul equipment had been transported to site during the first half of calendar 2004, and mining activities with this new mining fleet commenced in July 2004. The official changeover from the mining contractor was transitioned over the following three months and included the human resource and service provider mobilisation. The new fleet is, on average, exceeding expected productivities and volumes mined. By June 30, 2004, expenditure on this project had reached 74% of the budgeted US$74 million.

  Expansion of processing facilities and construction of new 4.2 million tonnes per annum mill

        By the fiscal 2004 year end, the mill project was 91% complete and US$78 million of the US$85 million approved for the project had been spent. At this time civil, earthwork and major structural work had been largely completed, while the SAG mill had been installed along with the bulk of the electricity supply infrastructure. During the June 2004 quarter, the new primary crusher was put into operation to feed the north heap leach plant, while that plant's crusher was shut down for a major upgrade. With the conversion to owner mining now completed and plant commissioning due in the December 2004 quarter, the total expansion will be effective by the end of December 2004. The total expansion is expected to be completed within 5% of the planned US$160 million budget, with a US$6 million foreign exchange exposure contributing the bulk of the overrun. This foreign exchange exposure is due to equipment and services sourced in South African rands and Australian dollars.

        During fiscal 2004, US$1 million was spent on exploration, which included infill and extensional drilling of the known open pittable conglomerate ore bodies and exploration of a shallow underground target at the Kottraverchy deposit. Testing of the shallow underground potential is at an early stage and will be advanced to prefeasibility stage during fiscal 2005.

        Total capital expenditure for fiscal 2005 is projected at US$72 million, with US$34 million of this amount required to complete the mill and owner mining projects. The balance of US$38 million will go to heap leach pad construction (US$18 million), additional mining equipment (US$6 million), and minor sustaining capital.

  Mining Taxation/Foreign Exchange

        Ghanaian resident companies are subject to tax on the basis of income derived from Ghana. The standard corporate income tax rate is currently 32.5%, and there is also a national reconstruction and development levy of 2.5% of operating profit, introduced on January 1, 2001. Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowance consists of an initial allowance of 80% of the cost of the asset and the balance depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the asset is included in the balance. Under the memorandum of agreement entered into between the Government of Ghana and GF Ghana Limited, the government has agreed that no withholding tax will be payable on any dividend or capital repayment declared by GF Ghana Limited which is due and payable to any shareholder not normally resident in Ghana.

        Ghana's exchange control laws require permission from the Ghanaian authorities for transactions by residents involving foreign currency. Under an agreement between GF Ghana Limited and the Government of Ghana, GF Ghana Limited is currently obligated to repatriate 20% of its revenue to Ghana and to either use such amounts in Ghana or maintain them in a Ghanaian bank account.

        Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

  Cash Flow Projections and Valuation

        See "Exhibit 5 — Valuation Tables — Tarkwa Gold Mine" to this schedule J for the post-tax pre-finance cash flows and various NPV calculations of the life of mine cash flows in respect of the Tarkwa gold mine. More details of such cash flows and valuation are set out in the Tarkwa Report.

8.    Damang Gold Mine

8.1    Property Description and Location

        IAMGold holds an 18.9% interest in Abosso. Abosso has rights to operate and develop a property known as the Damang concession in Ghana, which includes the Damang gold mine. Gold Fields is the operator of the Damang gold mine and the majority shareholder of Abosso, with a 71.1% interest. Following the completion of the Transaction, Gold Fields International will hold a 90% interest in Abosso. The Republic of Ghana holds a 10% free carried interest.

        Damang gold mine is approximately 280 kilometres by road west of the capital, Accra, and 140 kilometres by road from the port of Takoradi on the Atlantic coast. The Damang property is covered by a mining lease granted to Abosso by the Government of Ghana on April 19, 1995. The mining lease was amended on April 4, 1996 and now covers 52.39 square kilometres. The mining lease was granted for a period of 30 years, expiring on April 19, 2025. In addition to its current 10% interest, the Government of Ghana has the right to purchase an additional 20% interest in the Damang gold mine at a fair market price. The Government of Ghana is also entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Damang gold mine.

  Operator

        Gold Fields is the operator of the Damang gold mine. In consideration for its services, Gold Fields receives a management fee of US$1.5 million per annum. Following the completion of the Transaction, Gold Fields International will have the right to receive the aforementioned management fee. As of June 30, 2004, the Damang gold mine had approximately 950 employees, including those employed by outside contractors.

  Environment

        Abosso is in full compliance with environmental regulatory requirements in Ghana and all environmental permits are up to date for the Damang gold mine. Abosso has signed a reclamation security agreement with the EPA, which is secured by the provision of an irrevocable letter of credit in the amount of US$2 million and a cash deposit of US$200,000. The EMS for the Damang gold mine has been certified under the ISO 14001 standard, effective July 2003, and Gold Fields remains in conformance with the certification.

8.2    Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Damang gold mine is located 40 kilometres north of the town of Tarkwa and 140 kilometres by road from the port of Takoradi on the Atlantic coast. It has good access roads and an established infrastructure, and most supplies are trucked into the property. The Damang gold mine has access to the national electricity grid. For description of the climate and topography in the general area see section 7.2 of this schedule J "Tarkwa Gold Mine — Accessibility, Climate, Local Resources, Infrastructure and Physiography" above.

8.3    History

        In 1989, Ranger Minerals Limited ("Ranger"), a public company listed on the Australian Stock Exchange, began evaluation of the feasibility of re-treating the tailings at the old Abosso underground mine, located at the southern end of the lease area (the "Old Abosso Mine"). As that evaluation proceeded, the focus shifted from the tailings to the north-eastward extension of the auriferous Banket conglomerates, toward Damang village. An extensive area of artisanal mining was found at Damang and exploration adits by previous explorers had exposed flat-lying quartz veins with wall-rock alteration selvages after disseminated sulphides. Artisanal miners were exploiting colluvium shedding from two low ridges, and gold appeared to be associated both with Banket conglomerate and with the vein system. Through 1990-92, a program of pitting and trenching demonstrated near-surface mineralization over about three kilometres strike length. Drilling commenced in mid-1993 and progressively more intensive efforts saw a resource totalling about 3Moz established by early 1996. A feasibility study demonstrated that surface mining of the deposit to about 200 metres depth would be viable. Open pit mining operations commenced in August 1997, and gold production in November 1997, with a nameplate CIL plant throughput capacity of 3Mtpa.

        Repadre acquired an 18.9% interest, and Gold Fields a 71.1% interest, in Abosso on January 23, 2002 pursuant to an acquisition agreement dated October 20, 2001 among Repadre, GF Ghana Limited, Ranger Minerals and Abosso Gold Holdings S.A., a wholly-owned subsidiary of Ranger which was the original holder and the vendor of the interest. The aggregate purchase price for the 90% interest in Abosso, and for the assignment of AU$75.7 million of indebtedness of Abosso to Ranger, consisted of AU$63.3 million in cash contributed by Gold Fields, and 4 million common shares of Repadre, giving Repadre an 18.9% interest in Abosso and 21% of the shareholder loans.

        Effective January 7, 2003, Repadre was amalgamated with a wholly-owned subsidiary of IAMGold, pursuant to a court-approved plan of arrangement and, effective January 1, 2004, Repadre (in its amalgamated form) was amalgamated with IAMGold

8.4    Geological Setting

        The orebodies of the Damang gold mine comprise stockwork sulphide deposits and Banket conglomerates. The Kwesie-Lima and Tomento deposits are characterized by mineralization hosted within Tarkwaian palaeoplacer deposits, present as individual tabular quartz pebble conglomerate units interlaminated within quartzites and argillaceous sandstone units. The main Damang pit, Amoando and Rex deposits are epigenetic hydrothermal quartz lodes also present within the Tarkwaian sedimentary host rocks.

        The Abosso-Damang area lies close to the eastern margin of a structural basin, commonly referred to as the Ashanti Belt, an area that features a number of major regional fold structures including the Damang Anticline. The main Damang pit is located close to the closure of the anticline, whereas the Kwesie-Lima deposit is located within the eastern limb and the Amoando, Rex and Tomento deposits are all located within the western limb of the antiformal structure. Mapping of the Damang Anticline shows this structure to be a tight fold, plunging shallowly toward the north-northeast. The western limb of the Anticline is displaced downward and to the south by a major fault.

8.5    Exploration

        Following the acquisition of the Damang gold mine in January 2002, an exploration program was started by Gold Fields to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralization across the Damang lease area. Following completion of the bulk of the drilling by the middle of fiscal 2003, a full time evaluation project, the Damang Extension Project ("DEP"), was launched to turn this exploration to account. This work has successfully brought additional mineral resources and reserves to account from the conglomerate Tomento North and Tomento East ore bodies, and from the hydrothermal Amoanda and Rex prospects, which are expected to add a further year of life to this mine. The DEP has also identified an opportunity to undertake a cutback of the main Damang pit, the drilling of which was initiated by year end. This cutback has the potential to add more than a year to the life of Damang. Gold Fields is still exploring alternatives to develop underground mines both below the Damang pit, and also adjacent to the Old Abosso Mine.

8.6    Mineralization

        Silicification and quartz veining are the most obvious and widespread effects accompanying hydrothermal gold mineralization. The majority of gold is intimately associated with pyrite-pyrrhotite mineralization which occurs in selvages around quartz veins. The veins themselves rarely contain sulphides but do occasionally show coarse gold particles associated with accessory minerals. Thin seams of fine chlorite-carbonate commonly occur on vein margins, and it is in such seams that visible gold is usually observed.

        Mineralized alteration selvages commonly extend for between 30 centimetres and 1.5 metres on either side of quartz veins, such that large volumes of continuous mineralization form in areas of intense veining. Auriferous pyrite and pyrrhotite occurs predominantly as coarse crystals up to one centimetre disseminated throughout the vein selvage. These crystals usually show a distinct zoning: an internal remnant of pyrite surrounded by a selvage of pyrrhotite. The pyrrhotite may then be surrounded by a very thin replacement rim of siderite. Most gold occurs on pyrite and pyrrhotite cracks and grain boundaries, and the proportion of sulphides visible in samples is a good guide to gold grade.

        The palaeoplacer mineralization present at the Damang gold mine is similar, but not identical in character to the Tarkwaian mineralization present and exploited at the Tarkwa gold mine. The conglomerates developed at Damang contain sub rounded to angular clasts and display poorer sorting compared to the conglomerates at Tarkwa. The Tarkwaian conglomerates contain volumetrically insignificant sulphides, and the opaque mineralogy of these rocks is dominated by hematite and magnetite. Sulphides are typically restricted to selvages of exogenic quartz veins or dykes within the sequence. Gold is typically concentrated within the lower parts of the conglomerate units.

8.7    Drilling, Sampling and Analysis, and Security of Samples

        All grade control drill holes have also been captured in the geological database. The primary database captures the following: (1) the collar positions of all RC and diamond drillholes, (2) down-the-hole survey data, (3) lithological data, (4) assay data, and (5) the final stratigraphic zoning of all boreholes. Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out.

        The Damang gold mine has developed a stringent sample preparation and analysis regime along with a strict quality control program. All exploration drilling utilizes 50g fire assay analysis, unless otherwise prescribed. At times, bottle roll tests with catalyzed cyanide leach (800g charge) is employed where closer spaced infill grade information is required. Samples are always under the supervision of Abosso staff until submitted to the laboratory, and a system of sample submission ensures the tracking of sample progress in the system.

        Damang's quality control program consists of the following: (1) field re-splits every 100th sample (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results), (2) laboratory repeats every 25th sample (a second sample taken after the first stage of comminution that indicates preparation errors), (3) pulp repeats every 25th sample (indicates analytical variance), (4) blanks every 50th sample (indicates carry-over of gold between successive samples due to improper cleaning of laboratory equipment), and (5) standards every 50th sample (low value, medium value and high value standards, are submitted (supplied by RockLab and Gannet) to ensure the calibration of analytical equipment is correct). Periodically, sample pulps are submitted to alternate laboratories to assess the quality of analysis. The laboratories also participate in regular round robin analyses. QA/QC protocols are in place with respect to sampling procedures.

8.8    Mineral Resources and Mineral Reserves

        The following table sets forth the estimated mineral reserves for the Damang gold mine as of June 30, 2004, as calculated by Abosso. SRK Consulting reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Proved(2)	11.7	1.3	483
Probable	8.4	1.4	372

Total mineral reserves(3)	20.1	1.3	855

(1)
Estimated in accordance with the JORC Code.

(2)
Low-grade operational stockpiles included in proved mineral reserves.

(3)
Based on a gold price of US$350 per ounce. Following the completion of the Transaction, Gold Fields International will hold a 90% interest in these mineral reserves.

        The following table sets forth the estimated measured and indicated mineral resources (which includes mineral reserves) for the Damang gold mine, as of June 30, 2004, as calculated by Abosso. SRK Consulting has reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Measured	15.5	1.4	709
Indicated	15.8	1.6	817

Total measured and indicated mineral resources(2)	31.3	1.5	1,526

(1)
Estimated in accordance with the JORC Code.

(2)
Measured and indicated resources are estimated at a gold price of US$400 per ounce and include proved and probable reserves. Following the completion of the Transaction, Gold Fields International will hold a 90% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Damang gold mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2004, as calculated by Abosso. SRK Consulting has reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Total inferred mineral resources	3.8	2.5	303

(1)
Estimated at a gold price of US$400 per ounce and in accordance with the JORC Code. IAMGold has an 18.9% interest in these mineral resources. Following the completion of the Transaction, Gold Fields International will hold a 90% interest in these mineral resources.

8.9    Mining Operations

        Mining at the Damang gold mine is carried out by open pit method using a contractor fleet operated by AMS. AMS has held the earth-moving contract since the commencement of operations in November 1997.

        Fresh rock and transitional zones are drilled and blasted in six metre lifts with excavation in three metre flitches. The majority of oxide material is excavated without the requirement of blasting. Ore and waste is loaded by three hydraulic excavators in backhoe configuration, while hauling is done using trucks with a payload capacity of around 90 tonnes.

        Ancillary equipment includes bulldozers, graders, water trucks, and service truck vehicles supporting the drill-and-blast and haulage operations through vehicle, road, and bench maintenance, dust and erosion control.

        Waste material is hauled to planned dumps located proximal to the pit. The mine has a progressive reclamation plan whereby, as areas become inactive, they are immediately rehabilitated through contouring, replacement of topsoil, seeding and planting and fertilization.

        A number of stockpiles have been established over the years to blend and smooth mill processing. Stockpiles are categorized according to grade (run-of-mine ore greater than 1.6 g/t, medium grade ore from 1.1 g/t to 1.6 g/t, and low grade ore less than 1.1 g/t) and according to ore type (laterite, oxide, and primary ore). Milling is based on a schedule of three million tonnes per annum of fresh ore and 1.65 million tonnes per annum of oxide ore.

  Processing

        The milling circuit was commissioned in November 1997 at the design throughput of three million tonnes per annum. A number of modifications and optimizations allowed an increase in the annual throughput to close to five million tonnes per annum. The plant is a conventional two-stage grinding circuit, with pebble crusher and gravity concentration, followed by a CIL recovery process. The average throughput of the plant is currently 600 tonnes per hour (14,000 tonnes per day) with an average availability of 92%.

        The plant is processing a blend of hard, unweathered ore or fresh rock (phyllite, dolerite and sandstone) and of highly weathered oxides (laterite, saprolite). The current blend is varying between 60% and 75% fresh rock, depending on the ore grade, availability of the ore, and state of the SAG liners.

        The crushing plant reduces the run-of-mine ore from 80% passing 800 millimetres, to about 80% passing 200 millimetres, with discharge sent to a reclaim ore stockpile with a live capacity of about 10,000 tonnes, and total capacity of 100,000 tonnes. The ore then progresses to the milling section, which consists of a SAG mill and a ball mill. Cyanide is added at the feed of the ball mill to maximize the gold dissolution during the grinding and reduce the accumulation of free gold in this part of the circuit.

        Gold dissolution is completed in the CIL section and is subsequently recovered with activated carbon. In the thickening area of this section, much of the cyanide and lime in the liquid component can be recovered and re-used in the plant. Part of the thickener overflow is diverted to the plant, while the remainder is sent to the process water dam where it is mixed with the tails return water and pumped back to the plant.

        In the elution and gold recovery section, the adsorbed gold on the carbon is returned into solution and is then electroplated onto stainless cathodes. Periodically, the gold loaded stainless steel is removed from the electro-winning cells to remove the plated gold into a hopper, where it is filtered and the sludge smelted after it has been dried in an oven.

  Tailings Disposal

        Waste material from the process is passed through a tailings water thickener to recover water and reagents before it is pumped to the east tailings dam located approximately two kilometres east of the processing plant. Total capacity of the east dam is to be 30 million cubic metres. At current rates of production, the east tailings dam will be filled in the second half of 2005, and additional capacity will be required for the projected mine life. A specialist consultant is currently investigating options for raising the east tailings dam or developing a new facility, with a decision on which option to take planned for January 2005.

        The old south tailings dam is located 2.5 kilometres to the southeast of the process plant, was decommissioned in 2002, and is in the process of being vegetated and reclaimed.

        Both tailings dams are located in areas with a number of natural ridges and hills, which have significantly reduced the earthworks required for the dam constructions. The tailings dams have been designed by specialist consultants to contain extreme rainfall events. The designs require that a minimum freeboard of one metre be maintained at all times during the operational life of the mines in order to provide sufficient storage to contain a one in 100 year rainfall event over a 72 hour period. The drying out of the deposited tailings is maximized by rotating the discharge point around the dam perimeters. This method of disposal allows the tailings to gain a higher density and strength, and will assist in minimizing seepage.

        The tailings dam walls are earth, and the crests are approximately 26 meters. The walls of the dams are keyed into the embankments. Wells have been drilled into the walls to monitor possible leakage. In addition, piezometers have been fitted to the dam walls to monitor any movement.

  Production

        The following table sets forth production information for the Damang gold mine for the periods indicated:

	Fiscal 2004	Fiscal 2003	Fiscal 2002(2)
Open Pit
Waste mined ('000t)	9,855	13,928	5,437
Ore mined ('000t)	5,439	4,457	2,402
Head grade (g/t)	2.02	2.11	2.34
Strip ratio (waste: ore)	1.8	3.1	2.3
Total
Tons milled ('000)	5,236	4,877	1,951
Yield (g/t)	1.8	1.9	2.3
Gold Produced ounces ('000)	308	299	141
Total Cash Cost (US$/oz)(1)	222	243	200

(1)
Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods, such as stockpiling and stripping costs, and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

(2)
For the 5 month period ended June 30, 2002.

        Based on the mineral reserves at June 30, 2004 and the current production rate of 5.2 million tonnes per annum, the Damang gold mine is expected to continue in operation until 2008. The challenge for Damang in fiscal 2005 is to alleviate the expected shortage of high-grade ores, the decline of which has been expected, and which is anticipated to lead to a 20% decline in gold production in fiscal 2005. Presently, the Amoanda and Tomento deposits are expected to be brought to production in the second half of fiscal 2005, to offset the gold production decline referred to above. Against this background, the mine will continue to optimise cost structures and, more importantly, seek additional volumes through the process plant.

  Capital Cost

        The capital spent at Damang for fiscal 2004 was relatively low at US$3.2 million, and was directed towards sustaining capital and brown fields exploration to find new sources of mill feed. Capital expenditure for fiscal 2005 is currently planned at US$6 million, with US$4 million being planned to bring the Tomento deposit to production, and the balance going to the cost of mill maintenance and continued brown fields exploration.

  Mining Taxation/Foreign Exchange

        The mining taxation applicable to the Damang gold mine is the same as that applicable to the Tarkwa gold mine (see section 7.9, "Tarkwa Gold Mine — Mining Operations — Mining Taxation/Foreign Exchange", above).

        Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana. The level of repatriation is subject to renegotiation every two years, and has increased from the initial rate of 20% set in 1996.

        Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees future tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

  Cash Flow Projections and Valuation

        See "Exhibit 6 — Valuation Tables — Damang Gold Mine" to this schedule J for the post-tax pre-finance cash flows and various NPV calculations of the life of mine cash flows in respect of the Damang gold mine. More details of such cash flows and valuation are set out in the Abosso Report.

9.    Cerro Corona Project

9.1    Property Description and Location

        In December 2003, Gold Fields through its subsidiary, Gold Fields Corona (BVI) Limited, signed a definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona Project from a Peruvian family-owned company, Sociedad Minera Corona S.A. ("SMC"). The agreement called for a reorganization whereby the assets of the Cerro Corona Project are transferred to a new Peruvian company to be named Sociedad Minera La Cima S.A. Gold Fields' obligation to acquire the Cerro Corona Project is subject to the acquisition of all surface rights and the securing of all permits necessary to construct and operate a mine at the site. Gold Fields has the discretion to waive these two conditions and recently waived the condition regarding the acquisition of all surface rights. The Cerro Corona Project is a porphyry copper-gold deposit located within Hualgayoc Mining District approximately 40 kilometres northwest of the Yanacocha Gold Mine in the Department of Cajamarca, northern Peru. The Hualgayoc Mining District has an extensive mining history dating from the 1700's. Numerous mine workings can be found in the area surrounding the Cerro Corona Project, principally related to the extraction and processing of lead, zinc and silver. Most of these workings are abandoned, leaving a legacy of environmental contamination. The Cerro Corona Project is controlled by a group of 33 mining claims, which total about 2,100 hectares. The Cerro Corona Project has been the subject of extensive exploration and several feasibility studies over the last 10 years. Drilling to date amounts to 51,063 metres in a total of 283 core and RC drill holes.

        The mineralized zone at Cerro Corona forms a prominent hill which is located on the eastern side of the project area, approximately 3.6 kilometres west of the town of Hualgayoc. The summit of the hill has an elevation of approximately 3,960 metres and the mineralization is exposed in outcrops and drill roads over an area of roughly 800 metres by 1,000 metres, elongated in a north-south direction. In 1992, SMC excavated two exploration adits located on the lower northwest flank of the hill. Abandoned open-cuts and tunnels of the Arpon Mine exploited silver-lead-zinc veins and mantos which are located approximately 1,000 metres to the northeast of the summit of the Cerro Corona Project. The decline portal to SMC's La Carolina underground silver-lead-zinc mine (now closed) is located in this area.

        The flotation mill, camp facilities and tailings disposal area for SMC's La Carolina Mine are located approximately two kilometres to the west of the mineralized zone at the Cerro Corona Project. SMC is responsible for removal of all their equipment and buildings, which work is already in progress.

        Current work by Gold Fields is focused on community relations and completion of an updated Environmental Impact Study ("EIS"). Technical work is also in progress to support a new feasibility study to be completed by April 2005. Assuming that all required permits are approved by mid-2005, the construction period is expected to take about 18 months and production start-up is scheduled for mid 2007.

  Environment

        The Peruvian Ministry of Energy and Mines ("MEM") is responsible for approving the EIS and issuing the authorisation to construct and the authorisation to operate. The Ministry has two relevant directorates: Direccion General de Asuntos Ambientales ("DGAA") (Directorate General of Environmental Affairs) and Direccion General de Mineria ("DGM") (Directorate General of Mines). The DGAA oversees the process of public hearings and meetings, reviews the EIS, verifies the baseline (flora, fauna, water, social, archaeological, economic), and reviews the project impacts and the proposed mitigation procedures during both construction and operation. Following the DGAA evaluation, the DGM reviews the project feasibility study and deals with the Ministry of Agriculture for the water permit and the Ministry of Health for the effluent permit. Once these have all been obtained, the MEM issues the authorisation to construct. When construction is complete, it is reviewed again by MEM, and the authorisation to operate is issued. Other permits may be required, but those mentioned above constitute the most significant ones that Gold Fields has identified to date.

        Base line data has been accumulated for the Cerro Corona Project over the last 10 years, during which three EISs have been prepared, one for each of the feasibility studies (feasibility studies were completed by Barrick, Minera RGC Peru S.A. (a subsidiary of Renison Goldfields Consolidated Ltd. ("RGC"), and SMC), the latest prepared by Vector Perú SAC ("Vector") under contract to GRD Minproc Limited ("Minproc"). According to the 2001 Minproc Definitive Feasibility Study (the "Minproc DFS"), the Cerro Corona Project has been designed considering all relevant legal requirements applicable to the development of mining projects, including mines, roads, ports and power lines. It has also considered the legislation and regulations concerning archaeological sites and endangered species, as well as community relations and public disclosure programs.

        The area has an extensive mining history dating back more than 300 years. Numerous mine workings can be found in the area surrounding the Cerro Corona Project, principally related to the extraction and processing of lead, zinc and silver. Most of these workings are abandoned, leaving a legacy of environmental contamination. Of particular importance to the local communities is the severe contamination and degradation of the surface waters of the Tingo and Hualgayoc rivers, primarily by acid drainage, both naturally occurring as well as related to mining activities. Although Gold Fields International will not be assuming any liabilities for the old La Carolina workings, the Cerro Corona Project will improve environmental conditions, in that new, engineered tailings dams will bury old waste dumps and tailings dams that are responsible for some of the acid drainage. SMC will still be responsible for removal of all of its equipment and buildings, which work has already commenced. The Cerro Corona Project is designed for zero discharge. By mining fewer than 90Mt, all waste, water and tailings can be contained within a single watershed (Las Aguilas-La Gorda) that drains into the Tingo. The country rocks to the deposit and the lining of the tailings dam are made up of limestone, which, in addition to having low permeability, is a natural neutralizer to any acidity resulting from the breakdown of residual sulphides. In addition, the stripping of the low-grade oxide mineralization and treatment of only sulphide ore, eliminates the need for the use of cyanide, thus further simplifying the permitting process.

        The main risk factors are related to social and community relations: (1) a community agreement is needed to secure surface rights for the Cerro Corona Project in order to submit the Environmental Impact Assessment; (2) the legacy of contamination by mining, the stop-start nature of the project development to date and the increasing complexity of permitting for new mines in Peru may mean that the Cerro Corona Project will not be able to have the necessary Construction Permit approved in time to start work on May 1, 2005.

9.2    Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Cerro Corona Project lies approximately 90 kilometres by road north of the departmental capital of Cajamarca (population approximately 100,000) and near the village of Hualgayoc. Access from Cajamarca is by means of an all-weather road to the Yanacocha Mine (45 kilometres), followed by approximately 45 kilometres of a relatively poor quality gravel road that continues on to the village of Hualgayoc and the town of Bambamarca.

        The Cerro Corona Project is found in the highest part of the Western Cordillera of the Andes in Northern Peru, close to the headwaters of the Atlantic continental basin. It is an area marked by strong contrasts between the regions of maximum altitude with a south/southeast-north/northwest direction, approximately 5-10 kilometres to the west of the Cerro Corona Project, and the valleys that begin to dominate the landscape in the region of Bambamarca to the northeast of the Cerro Corona Project. The local topography shows pronounced features with deep canyons and steep, bare slopes with projecting rock edges.

        The environmental conditions of the Cerro Corona Project are strongly influenced by the altitude. The climate of the area is cold (median annual temperature of 8°C), with frequent frosts and a wide daily thermal amplitude. Rainfall varies from 1000 to 1400 millimetre per year. There are two distinct seasons, with dry winters (April through September) and wet summers (October through March). The predominant wind direction is from the east/northeast with a maximum average velocity of 9.3 m/s and an average annual velocity of 3 m/s. The operating season would be year-round, however, the construction season is more efficient during the dry season. It is anticipated that mining and processing operations will be able to be conducted throughout the year.

        The local population is rural, concentrated in small villages or hamlets. The population density of the Hualgayoc Mining District is the highest of the entire Cajamarca Department. There are approximately 2,000 inhabitants in the town of Hualgayoc. Minimal local services include daily bus transport, a small hospital, small stores, a market and a few restaurants.

        The approximately 523 hectares of surface land rights over the Cerro Corona Project site are owned collectively by the El Tingo Rural Community (Comunidad Campesino El Tingo), an entity created by Agrarian

Reform in 1956. The land needed for the Cerro Corona Project is sub-divided into a number of small, well-defined, parcels that are occupied and/or worked by individual families or members of the El Tingo Rural Community who have the rights of possession and are known as "posesionarías", or "parcelaros". The total population in this area numbers approximately 100 people and many are, or have been, linked with the SMC mining operations in the past.

        In order to acquire this land, Gold Fields must first acquire the rights of possession for each parcel or group of parcels, and then get approval of the community to convert it into title. Rights of possession may be negotiated and acquired directly, but the approval from the community for the transfer of title must be at a public assembly where over two-thirds of the members of the community must vote in favor of the transfer. In order to get approval from the community, Gold Fields is required to pay the community for the land and assume other commitments, such as providing jobs and social investments. Once the community votes favorably, the title can be transferred with only the signature of the President and Treasurer. This same community will have a say in the approval of the environmental permit for mining.

        At the time of the definitive agreement to purchase with Gold Fields, SMC already owned 141.7 hectares, comprising the surface rights over much of the Cerro Corona deposit, the Mina Carolina plant and campsite, and about half of the valley that would be used for tailing storage. This land was mostly acquired during Barrick's option but has been added piecemeal by SMC over the intervening years, at an average cost of approximately US$300 per hectare.

        The remaining parcels needed for the Cerro Corona Project, which total 382.06 hectares, are under various stages of ongoing negotiation by SMC and Gold Fields. The estimated total costs to secure all of these outstanding surface rights are US$1.5 million.

        The sulfide ore from the Cerro Corona Project will be mined by open pit and concentrated by a standard flotation process. No heap leach pads will be constructed to process the oxide mineralization. Overall, the Cerro Corona Project is designed for zero discharge, and has essentially been limited in size as much for environmental reasons as economic reasons in that by mining fewer than 80 million tonnes of ore, all waste dumps, water, tailings and the plant site will be contained within a single watershed which is centered just north of the La Carolina mill and camp site and about two kilometres west of the ultimate open pit at Cerro Corona. The tailings disposal site for the Cerro Corona Project will eventually bury the old La Carolina tailings.

        The Cerro Corona mine operation will require the construction of a 37 kilometre power line from the Cajamarca Norte substation located adjacent to the Yanacocha Mine. Process water will be provided by dewatering wells in the open pit area, as well as surface run-off to be captured in the tailings dam. A new camp to house construction and mining personnel will be built within the Cerro Corona Project area.

9.3    History

        The Hualgayoc Mining District has been a significant producer of silver, lead, zinc, gold and copper. Silver production commenced in the late 1700s with the discovery of the area by the Spanish. Mining concentrated on placer deposits and oxidised surface veins. The earliest published reports of mining in the area are from 1827 by Von Humboldt, who visited the Hualgayoc Mining District in 1802. Underground and minor open pit production of lead-zinc-silver mantos and veins continued intermittently from several operations into the 20th century.

        The silicification and associated sulfides at the Cerro Corona Project were identified when the first systematic exploration was conducted by Bureau de Recherches Geologiques Minieres ("BRGM") in 1979 while evaluating the potential for copper porphyry deposits in the area.

        SMC own and operated the former Mina Carolina mine situated adjacent to the Cerro Corona Project. Mina Carolina was an underground silver-lead-zinc-copper manto and vein mine in limestones and intrusives. The operation consisted of an underground mine, a processing plant and tailings dam situated approximately 2 kilometres west of the Cerro Corona Project. Production ceased in mid-2003 due to low metals prices and diminishing reserve grades.

        A sampling and mapping program was conducted on the Cerro Corona outcrop in 1992 by SMC. This program identified significant gold anomalies in the oxide cap. SMC subsequently completed nine diamond drill holes (2,226 metres) and the development and sampling of exploration adits. Mineral Resources Development, Inc. was contracted in September 1993 to provide technical guidance and recommendations for exploration on the property.

        Between January 1994 and 1996, the property was optioned by SMC to Barrick. A program of diamond and RC drilling and geological mapping was undertaken.

        The first phase drilling program of 140 RC holes at 70 metres spacing (9,455 metres total) and 38 diamond core holes at 200 metres spacing (13,283 metres total) was completed in June 1994. A preliminary interpretation was then conducted, using north-south drill hole sections and surface geology maps. A second phase of in-fill drilling, including 77 diamond core holes (20 764 metres total) on 70 metre centres, was subsequently completed in May 1995. Drilling totalled 43 502 metres. Additional work included environmental studies, infrastructure analysis, mine planning and metallurgical testwork.

        Kilborn Inc. ("Kilborn") completed a draft feasibility study on behalf of Barrick in November 1995. This study was based on a mining rate of 15,000 t/d. The mine reserve was estimated at 6.85 Mt of oxide ore at 1.34 g/t gold and 84 Mt of sulfide ore at 1.02 g/t gold and 0.58% copper. Capital costs were estimated at US$235 million for a combined oxide and sulfide operation. The Capital costs included $78 million in pre-stripping. In 1996, Barrick decided not to proceed with the Cerro Corona Project and returned it to SMC.

        In 1997, RGC entered into a purchase agreement with SMC and carried out a thorough due diligence investigation (the "RGC Due Diligence Study"), including 2,578 metres of drilling in five diamond drill holes, and a preliminary feasibility study in May 1998. The RGC Due Diligence Study drilling program was conducted primarily to provide samples for metallurgical testwork. The holes were placed in each of the Barrick defined hypogene ore zones. The secondary objectives were to increase the sample density in the lower levels of the proposed larger pit and to validate the copper equivalent grades obtained in the RGC drill holes against the block model.

        The mineral resource estimate completed by ECS International ("ECSI") as part of the RGC Due Diligence Study was the outcome of a thorough and detailed analysis of the data, and the development of new geological and statistical models. This estimate conformed to the requirements of the listing rules of the Australian Stock Exchange, and the JORC Code. The RGC mineral resource estimate was in good general agreement with the global geological resources estimated by Barrick. The RGC estimate was, however, much more closely constrained, externally, and by interpreted internal structures, and had the benefit of additional drilling information, particularly in the lower sections of the deposit. RGC returned the property to SMC in 1998 due to a change in their core business strategy and the existing climate of falling gold prices.

        SMC contracted Minproc to assess project viability using a "fit for purpose" approach and a smaller, but higher, grade mine reserve. ECSI were commissioned as part of the Minproc studies to refine the model and resource estimates previously completed for RGC. The resultant global resource estimate of 426 Mt at 0.48 g/t gold and 0.28% copper compares well with the RGC global resource estimate of 426 Mt at 0.47 g/t gold and 0.30% copper. Both estimates are based on a 0% copper and 0 g/t gold cut-off above the 3325 RL and include the oxide zone.

        A preliminary feasibility study (the "Minproc PFS") was completed by Minproc for SMC in April 2000. The Minproc PFS results were used as a basis for an initial feasibility study completed by Minproc for SMC in April 2001. SMC and Minproc further optimised the Cerro Corona Project in the Minproc DFS, completed in December 2001. The sulfide ore mine reserve used for the Minproc DFS is approximately 65 million tonnes and storage capacity for both tailings and waste is available. Project life is 12 years. It was estimated that this option would provide maximum project returns.

        As part of the Minproc DFS, Minproc drilled 825 metres in nine core holes to acquire additional metallurgical samples. The focus of this drilling was on the upper ore regions of mixed and supergene ore. These ore types provide approximately 50% of the ore tonnage in the first three years and up to 75% of the copper and gold. The metallurgical testwork conducted by Barrick and RGC focussed on the hypogene ore metallurgy and verification of the metallurgy in the upper regions was considered to be critical to successful start-up of the proposed plant.

        In December 2003, Gold Fields through its subsidiary, Gold Fields Corona (BVI) Limited, signed a definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona Project, as discussed above (see section 9.1 "Cerro Corona Project — Property Description and Location", above).

9.4    Geological Setting

        The regional geology of Peru is dominated by the Andean mountain chain which extends 2000 kilometres along a northwest to north-northwest trend and reaches elevations up to 6000 metres. Formed by the collision and subduction of the Nazca Plate under the South American continent, the mountain chain consists of five physiographic provinces, namely:

  •
  the Coastal Plains;

  •
  Western Cordillera;

  •
  Intercordilleran Zone;

  •
  Eastern Cordillera; and

  •
  the Amazonian Plains.

        The Cerro Corona Project is located in the Western Cordillera, within the volcanic-hosted polymetallic sub-province of the Altiplano Metallogenic Province of Peru.

        The structural fabric of the area is reflected in generally northwest trending thrust faults and fold axes. However, the Cerro Corona Project is located at a latitude affected by the Cajamarca flexure, which has produced east-west to northeast-southwest trending mega-lineaments that transect the dominant northwest fabric and may have localised mineralization on a regional scale. In fact, the epithermal deposits of Yanacocha lie along northeast trending linears within this flexure.

        Unexposed basement rocks in the Cerro Corona Project area are inferred to be Precambrian metamorphic rocks, which are overlain by Ordovician shales and sandstones. These are, in turn, overlain by Permian conglomerates, sandstones and volcanic flows and tuffs, then by Triassic to Jurassic limestones. Up to 5,000 metres of Cretaceous fossiliferous limestones, laminated shales and sandstones were then deposited, these constituting the host to all the stratiform manto deposits of the Hualgayoc Mining District. These rocks were deformed into open, upright folds during the Palaeocene Incaic Orogeny and then deeply eroded in the later Tertiary. In Miocene time, 1,000-3,000 metres of sub-aerial andesitic to rhyo-dacitic volcanics were deposited on the erosional surface, associated with coeval intrusions of similar composition. More recently, the area has been variably eroded by glaciation.

        Regional structure is characterised by large open folds in the sediments, the axial planes striking roughly 315° with steep southwest dips. There are no large scale thrust faults in the Hualgayoc Mining District; faulting is restricted mainly to normal and oblique slip fractures with offsets of a few metres. Three fracture sets have been recognised: 315° with vertical to steep northeast dips; 080° with 65° northwest dips; and 045° with 65° northwest dips. These structures all host vein mineralization and cut both sediments and intrusions, indicating that they have been active since emplacement of the intrusions.

        The Hualgayoc Mining District is underlain by sandstones, limestone, limey siltstones and minor shale interbeds of the Goyllarisquizga Group, Inca, Chulec and Pariatambo Formation, which are unconformably overlain by andesitic to rhyo-dacitic volcanic flows and tuffs, and intruded by coeval plugs and stocks of similar composition. These rocks comprise the Cerro San Miguel, Cerro Jesus, Cerro San Jose, Cerro Hualgayoc, Cerro Tantahuatay and Cerro Corona intrusions.

        Several intrusive events or centres are indicated by K-Ar dating (MacFarlane, 1990). The dioritic Cerro San Miguel, Jesus and Jose intrusions are dated at 10.5-14.3 Ma, whereas the rhyo-dacitic Cerro Hualgayoc intrusive is slightly younger at 7.9 Ma. Alunite alteration of the andesitic Cerro Tantahuatay intrusion is dated at 12.4 Ma. The Cerro Corona Project is probably coeval with the San Miguel intrusive group, although it is quartz-dioritic in composition. District mineralization is closely associated with these intrusions, and consists of several distinct styles; polymetallic manto and vein; gold-copper porphyry; and volcanic associated epithermal gold.

        Manto and vein lead-zinc-silver-copper mineralization occurs as stratabound metasomatic replacements in limestones and fracture-fill in sediments and intrusives, respectively, and is genetically associated with the Tertiary intrusions. These deposits include: the defunct Cerro Jesus, Cerro San Jose and Maria Eugenia and Apron underground mine of Mina Carolina, the El Zorro open pit mine of San Nicolas, and the Sinchao area.

        Porphyry gold-copper mineralization potential has only recently been recognised in the Hualgayoc Mining District, at Cerro Corona. The Hualgayoc Mining District is now being systematically explored for porphyry-related gold deposits.

        Epithermal disseminated gold mineralization is exemplified by Newmont's Yanacocha deposit, 45 kilometres south of the Hualgayoc Mining District, in the same northwest trending Cajamarca belt. Potential for this deposit type also exists near Cerro Tantahuatay, in the western portion of the Hualgayoc Mining District.

        A late Tertiary-aged diorite porphyry emplaced in Cretaceous limestones hosts the Cerro Corona gold-copper deposit. The intrusion is exposed over an area of about 800 metres by 1,000 metres, elongated in a north-south direction. Emplacement of the intrusive appears to have been localized by intersecting northwest and northeast trending regional faults. Numerous sub-vertical faults and fracture zones of similar orientation, with moderate fault offsets, cut the intrusive.

        The Cerro Corona intrusive is relatively homogenous, lacking abrupt textural variations and intrusive breccias. The limestone host rocks are relatively undisturbed, suggesting that the intrusive was passively emplaced, although the contacts are locally sheared or faulted. Skarn development is minimal, and generally limited to a 30 metre halo surrounding the intrusive contact. The skarn is not significantly mineralized.

        The intrusive is strongly weathered on surface and deeply overprinted by late argillic alteration, making primary alteration effects difficult to recognise. Outcrops are typically strongly silicified and cut by abundant quartz veins, which form dense stockworks, particularly in the centre of the intrusive. Generally speaking, the quartz-diorite stock displays the classic porphyry alteration zonation of a potassic altered core associated with weak distal propylitic alteration, overprinted by weak fracture controlled phyllic (quartz-sericite-pyrite) and strong sericite-clay alteration.

9.5    Exploration

        As discussed above, in December 2003, Gold Fields signed a definitive agreement for the right to acquire SMC's share of the Cerro Corona property. The Gold Fields technical due diligence program consisted of:

  •
  re-logging 9,978 metres of core (29 drill holes) and 7,025 metres of RC drill cuttings (105 drill holes) by Gold Fields geologists to confirm the metallurgical zone boundaries in the Minproc DFS model;

  •
  the completion of four confirmatory diamond drill holes (500 metres) in the upper portions of the deposit to obtain sample material for metallurgical testing at Dawson Metallurgical Laboratories and as "twin drill holes" for assay comparison to adjacent drill holes completed by Minproc and Barrick;

  •
  check assays on 104 selected Barrick and RGC drill hole sample pulps;

  •
  a study of the sulfur distribution in the deposit using available sulfur assays to provide information to define areas with potentially problematic gold metallurgy;

  •
  metallurgical testwork by Dawson Metallurgical Laboratories on selected composite intervals of the Gold Fields drill core sample material.

        Although no major problems were identified in the work outlined above, Gold Fields did not validate the sample grades in the database against original assay reports, nor verify other data such as specific gravity, drill hole surveys or geotechnical information. This decision was based on a review of results of the RGC Due Diligence Study.

        Current work by Gold Fields is intended to verify that the Minproc DFS block model, and, by inference, the WLR Consulting Inc. ("WLRC") mine plan and reserves, are adequate (i.e. no material risks or cumulative risks that become material when added together) for October/November 2004 decision making for tendering contracts for engineering, procurement, construction, mining, as well as the powerline and road construction.

        Gold Fields will complete an updated resource estimate by mid-February 2005 in order to complete a new feasibility study by April 2005, preferably with input from new data relating to sulfur analyses, waste characterization, check analyses, clay mineralogy, drill hole re-logging, surface mapping and an in-fill/metallurgy drill program. This will be followed by an updated mine plan and new reserve estimate to be completed by March-April 2005.

        To support the program described above, Gold Fields plans to also carry out detailed re-mapping of the Cerro Corona deposit with an emphasis on structure and alteration. A concurrent property-wide geologic map will also be made as part of an exploration / condemnation program. Compilation and reprocessing of all available surface sample data as well as geophysical data will be done. Depending on the outcome of this work, selected areas may be targeted for drilling.

9.6    Mineralization

        The bulk of the gold and copper mineralization is disseminated in nature, as is typical of most porphyry style deposits, although isolated high-grade veins are evidence for local structural control. Gold-copper mineralization is primarily hosted by sheeted veins and stockworks of quartz - pyrite - chalcopyrite ± bornite. Hematite and magnetite are also common in veins and disseminations. Oxidation levels are relatively shallow with typically 10-40 metres of oxide followed by 0-30 metres of mixed oxide- sulphide material. The zone of supergene copper enrichment is weakly to moderately developed, ranging from a few metres to ±50 metres in thickness. In the supergene zone, digenite, chalcocite, and covellite replace chalcopyrite, bornite and pyrite. Primary hypogene mineralization at the Cerro Corona Project consists of 3-8% pyrite, 1-3% chalcopyrite, <1% bornite, trace molybdenite, galena and sphalerite, and microscopic gold. Accessory minerals include magnetite (1-4%), earthy and specular hematite (to 10%) and minor carbonates.

        Preliminary microprobe study of polished sections made from high grade quartz vein samples shows that pyrite typically predates chalcopyrite, and that most of the gold is of the same age as chalcopyrite. The later chalcopyrite-hematite-quartz mineralization is observed to have corroded earlier pyrite. Gold typically occurs as inclusions within chalcopyrite, and on chalcopyrite-pyrite contact boundaries. Gold also occurs as fracture fillings within pyrite. Gold composition typically includes 5-15 atomic % silver in the samples analysed. Initial optical studies indicated that magnetite was the earliest deposited mineral. Six polished section studies showed magnetite, hematite, pyrite, chalcopyrite, bornite and molybdenite to be the earliest suite and, in that order, all very likely related to early potassic alteration.

        Cursory statistical analysis of metallurgical sample assays also supports a strong association between gold and copper, and a much weaker association between gold and iron. Metallurgical float tests further confirm the dominant association of gold and chalcopyrite, but also reveal a locally significant association between gold and pyrite.

        In summary, the data indicates that gold is genetically associated with copper mineralization, the bulk of which occurred during late magmatic/early hydrothermal stages within the mineralization system. Older mineralization was mainly disseminated, and younger mineralization was increasingly vein hosted. This was followed by late stage, barren pyrite veins.

        Quartz stockwork veins occur throughout the intrusive, at volumes between 10-25%, ranging up to 50-70%. The veins and stockwork systems are generally sub-vertical, and veins vary in width from 1 millimetre to 1 metre, but average about 3 millimetre to 1 centimetre. Locally, intensely silicified zones up to 10 metres wide are formed by coalescing veins. One such zone may be exposed on surface at the topographic peak of Cerro Corona, where intense silicification and quartz veining form a resistive "cap" of almost pure saccharoidal silica. The silicic cap is sulfide poor, low grade, and is generally coincident with the barren core, discussed below.

        Barrick divided the deposit into six general zones:

  •
  Oxide;

  •
  Mixed;

  •
  Supergene;

  •
  Hypogene;

  •
  Barren Core, and

  •
  Limestone.

        These zones were interpreted on sections and level plans and then digitized, to aid in engineering studies and development of the ore deposit model.

        Weathering-related alteration occurs as a sub-horizontal blanket, draped over the deposit, generally parallel to topography. The Oxide Zone varies from 10 to 50 metres thick, the Mixed Zone from 10 to 70 metres and the Supergene Zone from 10 to 60 metres. The Supergene Zone occurs within, and generally at the base of, the Mixed Zone.

        On the level plans, the Hypogene Zone is surrounded by a discontinuous Supergene Zone and Mixed Zone, and distally by the Oxide Zone. The Oxide Zone dominates above 3900 metres elevation, while the Hypogene mineralization is dominant below 3820 metres elevation.

        The Oxide zone is characterised by ubiquitous iron oxide minerals (3-5 vol% goethite, hematite and minor jarosite) and almost total removal of copper mineralization by supergene acid leaching due to the oxidation of sulfide minerals (mainly pyrite). Copper grades vary from 0.02-0.15%, but are typically less than 0.05%.

        The Mixed Zone consists of mixed oxide and sulfide minerals and is characterised by erratic grades of copper. The mineral assemblage includes: various iron oxides; pyrite, chalcopyrite and minor bornite; sparse chalcocite and covellite; trace molybdenite, galena, sphalerite, malachite, azurite, chalcanthite, brochantite and chrysocolla.

        The Supergene Zone is defined by mineralogy, namely the general absence of oxide minerals and the occurrence of supergene copper minerals, which result in anomalously high copper grades. The enriched supergene copper sulfides are chalcocite and covellite, which occur in trace to 2% amounts by volume. Copper grades are characteristically elevated, ranging from 1-2% copper, while gold grades are generally unaffected. In the November 1995 draft feasibility study completed by Kilborn on behalf of Barrick, the Supergene boundary was based on a minimum cut-off of about 0.3% copper, but this varied significantly, based on the "background" average of each drill hole intercept.

        Within the Hypogene Zone, gold and copper ore grades occur in a classic distribution pattern, generally coinciding with annular shells about a central, relatively barren core. The Hypogene mineral assemblage consists of abundant pyrite, lesser chalcopyrite, minor bornite, trace molybdenite, galena and sphalerite, and gold. Total sulfide content ranges from 1-8 vol%, with averages less than 5 vol%, making Cerro Corona a low sulfide system.

        The Barren Core is located in the western part of the Hypogene zone, centred at about 9252100 N 763200 E. It forms an irregular, but generally north-south oblong area, about 60 metres in diameter at 3900 metres elevation, and widening downward to about a 100 by 200 metres area at 3640 metres elevation. The boundary of the Barren Core is defined on a gold grade contour of approximately 0.14 g/t gold. Within the zone, copper grades are typically 0.05%.

        Relogging selected drill holes which cut the Barren Core indicated the possibility that it is a different diorite rock type or intrusive phase, being distinguished by fewer quartz veins, finer-grained, somewhat darker colour, slightly larger feldspar phenocrysts and potassic alteration. Mineralization is weak to non-existent. In plan, the distribution of gold and copper grades shows an annular pattern around the barren core.

9.7    Drilling

        SMC completed the initial nine diamond drill holes at the Cerro Corona Project in 1992-1993. Barrick completed two phases of drilling program: Phase 1, from January 1994 until June 1994, and Phase 2, from

August 1994 until May 1995. To delineate the different ore types in the deposit, a blend of RC and diamond core drilling was used in the first phase exploration program, as follows:

  •
  Oxide and supergene portions of the deposit were tested predominantly by RC drill holes spaced over a relatively tight (70 metre) grid and drilled to shallow depth (40-70 metres). The RC drilling was intended to provide a feasibility level definition of oxide and supergene material for proven and probable reserves.

  •
  Hypogene material was delineated by diamond core drill holes positioned at a wider spacing (nominal 200 metres) grid and drilled to a greater depth (approximately 400 metres). The diamond core drilling was intended to provide a geological, global resource at a prefeasibility level of confidence, for the hypogene material.

        The first phase of the drilling included 140 RC holes, with five of the RC sites to be twinned vertical and angled drill holes to provide data to help evaluate if angled drilling was necessary to better define the geological controls and ore continuity. Approximately 10% of the 140 total RC holes were ultimately drilled at a -60 degrees to -70 degrees angle, along an azimuth determined locally for each site based upon the mapped, predominant quartz vein sets. A total of 38 diamond core drilling holes were drilled in Phase 1, with six being angled to test mineralized trends, or to define the geometry of the weakly mineralized core area of the deposit. One deep diamond core drilling hole was testing for the occurrence of deep mineralization within the central portion of the deposit, and reached 602 metres depth. A preliminary geological interpretation was then conducted, using north-south drill hole sections and surface geology maps.

        During the second phase, infill drilling on an approximate 70 metre by 70 metre pattern was completed in the hypogene zone. Because angled holes were used, the target plane was half the distance between the contact of supergene with hypogene and the prefeasibility final pit limit. This criterion produced some voids above and below that plane. The last part of the second phase of drilling (the first two months of 1995) attempted to plug all the voids within the proposed open pit area. Voids still exist below the final pit limits, and give rise to the majority of the "Inferred" category of reserves. A second iteration of geological interpretation was then performed, using oblique sections, level plans, surface geology and geochemical maps to help develop a more coherent deposit model.

        Based on the available data, the confidence level regarding geology, ore zones, gross alteration and overall structure of the deposit was high. However, as a check on alteration and structure, detailed investigations and structural remapping on two main oblique sections were done during July to October 1995. While these studies did not affect the reserve materially, they served to enhance deposit details and increase the confidence level.

        Barrick's RC drill holes were 5.25 inches (13.3 centimetres) in diameter. All of the diamond drill holes were started with HQ sized core (approximately 60 millimetres diametre), but some were reduced to NQ sized core (approximately 48 millimetres diametre) due to poor drilling conditions. Overall core recovery for Barrick's diamond drill holes averaged approximately 84%. RGC and SMC-Minproc improved core recoveries by using HQ triple tube coring gear in the top sections of the holes. The Gold Fields drill holes were drilled with face-discharge bits to maximize core recovery. Core recoveries in the oxide zone averaged about 87%. Core recoveries in the mixed, supergene and hypogene zones average about 95%.

        The Barrick drill hole collar coordinates were surveyed using a total-station electronic distance measurement ("EDM") instrument. RGC also surveyed their drill hole collars with a total-station EDM and, as a check, RGC re-surveyed a number of the Barrick collars as well. The SMC-Minproc and Gold Fields drill hole collars were surveyed with a hand-held GPS unit only.

        Most of the Barrick diamond drill holes were surveyed down hole using an Eastman Single Shot camera, taking photos at 50 metre intervals. Two versions of the camera were used, one for vertical to sub-vertical (-75 degrees to -90 degrees) holes, and another for holes inclined at less than 75 degrees. Overall, the available down hole survey data supported the conclusion that drill hole deviation, for both vertical and angle holes, is not significant, with the exception of a few holes. The Barrick RC drill holes were not surveyed down hole.

        Down hole surveys for the RGC Due Diligence Study drilling program were performed by Silver State Surveys Inc. of Salt Lake City, Utah, USA, using a surface recording gyro guidance system ("SRGG"). The

SRGG was chosen in preference to the conventional Eastman single shot compass camera because it was considered possible that the latter instrument would be affected by the high proportion of magnetite in the Cerro Corona deposit. Some downhole readings were taken with an Eastman camera for comparison with the SRGG results. The Eastman camera readings had poor agreement with the SRGG results and some readings were clearly erroneous. The inconsistencies were considered to be due to the effects of magnetite, coupled with poor calibration of the camera. The SRGG results are considered to be the most reliable because they give a consistent set of readings down each drill hole (approximately one per 15 metres) and each survey is independent of the rest, so that errors are not compounded.

        The collar azimuth readings taken with the SRGG are in close agreement with the azimuths of the drill holes as marked out prior to drilling. At the completion of the drilling program, drill hole collar azimuth and inclination surveys were performed by a licensed surveyor using EDM pickups on a one metre length of wood held inside the drill hole collar. This method involved a calculation using the coordinates of two points (no more than 0.4 metres apart) surveyed on the portion of wood projecting from the drill hole collar. Given the inherent inaccuracies of the method, the azimuth results are generally in good agreement with those of the SRGG survey.

        Available information does not show RGC and SMC-Minproc measured the collar orientations of their drill holes. The collar orientations for the Gold Fields drill holes were measured by surveying two points on the drill string with a Brunton compass while the drill was set up on the hole. Collar inclinations were measured with a Brunton inclinometre placed on the head while the drill was set up on the hole.

        The principal aim of the RGC Due Diligence Study drilling program was to provide samples for metallurgical testwork. Work done by Lakefield for Barrick, in 1995, identified four subdivisions of the hypogene mineralization based on significant differences in metallurgical performance (without documentation of any mineralogical reason for the differences). The objective of the metallurgical program of the RGC Due Diligence Study was to verify the results of the Lakefield metallurgical work. Consequently, the drilling program was designed to obtain samples from each of the four hypogene zones plus transition and supergene material.

        The RGC financial model, completed at the time of formulation of the RGC Due Diligence Study program, was based on an expanded open pit design which included material below the Barrick-designed pit floor. This region, in the bottom of the proposed RGC pit, was sparsely drilled. Thus, an important secondary objective of the RGC Due Diligence Study drilling program was to infill gaps in the drilling.

        Another important objective of the RGC Due Diligence Study drilling program was to compare copper equivalent grades obtained in RGC's drill holes against the grades estimated in the block model using the RGC copper equivalent formula, for the area within the Barrick pit outline.

        Other objectives of the RGC Due Diligence Study drilling program were to:

  •
  obtain the highest possible core recoveries to ensure sample representativity;

  •
  provide new sections through the geology and to sample all geological domains;

  •
  survey for deflections to compare with earlier drill holes;

  •
  provide additional geotechnical information, particularly core recovery data;

  •
  acquire new core photographs and skeleton samples, and

  •
  acquire additional density samples.

        The RGC Due Diligence Study drilling program was also to provide RGC with secure and reliable core samples, in which it could have total confidence. Five diamond drill holes were completed for a total of 2,758 meters. A sixth diamond drill hole was lost at a depth of 182 metres and was not included in the database.

        The drilling program for the Minproc DFS was conducted to obtain samples from the supergene and upper hypogene portions of the orebody that contain the majority of the ore for the initial years of project operation. Previous work by Barrick and RGC had focused on the metallurgy and geology of the hypogene ore due to the larger pit shells and project sizes considered. Ironbark Geoservices SRL ("Ironbark") was contracted to undertake the supervision of the program and manage the logging of the core, sample preparation and mineralogy testwork. Nine diamond holes were drilled, totalling 824.8 metres. Holes MDH-4a, and MDH-4b were drilled from the same platform to test a zone of high pyrite material. Hole MDH-7A was sited 2 metres from MDH-7, which failed to achieve acceptable recovery over the first 20 metres.

        The Gold Fields four hole, 500 metre, confirmatory diamond drilling program was completed in late November 2003. The first three holes were vertical "twin holes" of existing Minproc drill holes in generally average-grade material. These holes were selected with input from Gold Fields' metallurgist, Mike Brittan, for specific grade ranges and metallurgical characteristics. The fourth hole was drilled to confirm the geological model in the high-grade western part of the deposit. During the Gold Fields drilling program all diamond drill core was geologically logged by project geological personnel. The core was also photographed and logged for rock quality data ("RQD"), magnetic susceptibilities, and core recoveries. The Gold Fields diamond drill holes were surveyed down hole using a Sperry Sun Single Shot camera, taking photos at 50 metre intervals starting at a depth of 50 metres.

9.8    Sampling and Analysis

        Barrick's RC drill holes were sampled on five feet (1.52 metres) intervals, producing a total of approximately 98 pounds (44.5 kilograms) of sample per sample interval (assuming a density of 2.1 grams per cubic centimetre). The RC samples were collected on five feet intervals so that the intervals would be an even increment of the 10 feet drill rods. When drilling dry, the drilled material was routed through a Gilson splitter at the rig, and 50% collected depending on recovery. These dry RC samples comprised approximately 30% of the total drilling, and had average weights of approximately 8-18 kilograms. When drilling wet RC (generally below the base of the oxide zone), water was injected, creating a drill-cuttings slurry. Wet drilling conditions affected approximately 70% of all RC drilling. A standard rotating wet-splitter was used to control the flow of sample slurry. All of the drill core has been sampled on two metre intervals.

        Barrick's outcrop sample locations were hand-surveyed using a Brunton compass, and tied to locatable survey points ("DEW" points) placed in the field by the mapping geologist. Samples from road-cuts were located by a combination of (isolated) survey points and/or by Brunton-and-tape methods tied to DEW points. The DEW points were later surveyed into the Universal Transverse Mercator ("UTM") coordinate system using a total-station EDM instrument.

        RGC's audits and checks, including limited resurveying of a limited range of targets in the deposit area, were made to check the location and accuracy of surface and surveys. The differences were generally either within the limits of accuracy or of a minimal magnitude.

        During the Barrick program in 1994-1995, a sample preparation facility, constructed at SMC-Cajamarca, was run jointly by SMC and SGS Laboratory-Lima. The preparation scheme was devised by SMC, with input and comment from Barrick-Lima. Samples were brought from the project site to Cajamarca in regular shipments. Initial sample preparation at Cajamarca involved drying and crushing to -10 mesh, after which 500 g splits were sent to Lima for assaying.

        The SGS Laboratory in Lima was Barrick's primary laboratory for routine analytical determinations, while Cone Geochemical, Denver, Colorado, served as the secondary laboratory, to perform 1-in-10 check analyses on the routine pulps. All samples were routinely analysed for gold (1 assay ton FA / AA finish), total copper, acid-soluble copper and silver.

        One of the most serious problems encountered in the QA-QC program involved apparent "special treatment" by SGS-Lima in the first few months of the project, of control standards in fire assays as discussed earlier. This was resolved by having all questionable laboratory batches re-analysed for gold, at their cost. Additionally, all laboratory batches of samples that contained QA-QC material assays which fell outside the tolerance limits (i.e. "failed") for any element, were also re-analysed. After initial problems with the SGS-Lima laboratory were resolved, this approach worked well, with a high degree of accuracy and precision for this procedure. After the first few months, SGS-Lima's fire assay results and their performance on the re-analyses were acceptable, as determined by assay checks on 10% of the samples.

        The QA-QC program consisted of submittal of blind, interspersed QA-QC standard sample materials with routine submittals of samples to the primary laboratory and re-analyses of 7-10% of routine sample pulps by a secondary, commercial "check" laboratory. Whenever routine standards failed to fall within acceptable limits, the laboratory was required to re-analyse all samples in the associated batch. Examination of assay checks by Cone laboratory indicates very good matches for AuFA and CuT and adequate agreement for silver.

        RGC's samples were sent to ALS laboratory in Peru and assayed for Au plus a 17 element ICP package. Approximately 5% of the samples were standards. As a result of quality control procedure, RGS identified that the laboratory tended to bias slightly low on its gold assays, particularly for higher grade and possibly sulfide-rich samples. This led to the identification of a defective AAS unit that was replaced. There is a high degree of confidence that sample handling and preparation were generally to the highest industry standards.

        The SMC-Minproc core samples were analysed at SGS-Lima for Au (FA50), silver, copper, iron (total digestion, ICP 80), S (Leco), and cyanide soluble copper (CNsolCu).

        The Gold Fields drill core samples were prepped and analyzed at ALS Chemex Laboratory in Lima for gold (50g FA / AA finish); total copper acid-soluble copper; CN-soluble copper; water-soluble sulfate copper; total sulphur; water soluble sulfate sulphur; 27 element ICP; and paste pH. No blanks or standards were submitted with the Gold Fields core samples analyzed at ALS Chemex in Lima.

        Dawson Metallurgical Labs used Assay Labs to analyze the 30 Gold Fields metallurgical samples for gold and Cardwell Labs for copper. The pulps for these were subsequently assayed by ALS-Chemex in Lima as well. A comparison of the data sets is summarized as follows:

  •
  Dawson's Au assays done by Assay Labs are consistently higher than those reported by ALS Chemex. The average is 8.1% higher (1.614 g/t Au vs 1.492 g/t Au).

  •
  Dawson's Cu assays done by Cardwell Labs are similar to ALS Chemex. The average is 0.8% lower (0.73% Cu vs 0.74% Cu).

        As part of its due diligence program, Gold Fields personnel retrieved a total of 104 pulps of Barrick and RGC drill holes from site and had them assayed for gold and copper. The pulps were selected on the basis of average or better grades reported in the database. Results for the remaining 104 pulp samples show average variances of +3.7% for gold and -1.5% for copper compared to the original data. However, 49 of the gold assays varied by at least 10% while only three of the copper assays exceeded 10% variance. The reason for the large number of high gold variances may be due to poor homogenization of the old pulps by the laboratory before a split.

        Barrick performed rock densities determinations in-house at the SMC-Cajamarca field office. Density determinations were completed on drill cores from the major ore zones and rock types in the deposit. Specific gravity determinations were done by the following two methods:

  •
  Method 1: Caliper, volume/gravimetric. This method was applied to the four major zones (oxide, mixed/supergene, hypogene and sediments).

  •
  Method 2: Wax-coated, water immersion. This method was applied to the same four zones (oxide, mixed/supergene, hypogene and sediments).

        Some samples were also sent to Rocktech Labs for density determinations. The SMC-Cajamarca results exhibited some variability, and were thought to be slightly lower than those for other similar deposits. The Rocktech Lab results matched the SMC-Cajamarca results. Some weighting by various clay and/or quartz rich or mixed lithologies was done in the past, but is not applicable at this time, as no classification of these ore types has been done across the deposit. Overall, the data suggests that the bulk densities performed by the two groups yielded similar results. Finally, for modelling purposes, SMC elected to use the following bulk densities:

• Oxide Zone	2.10 g/cm3
• Mixed/Supergene Zones	2.30 g/cm3
• Hypogene Zone	2.50 g/cm3
• Sediments	2.50 g/cm3

        Sediments include limestone, some marble, some hornfels, mudstone, decalcified limestone, siltstone and possibly some skarn. Therefore, the figure above represents an average for these various lithologies.

        RGC selected two samples for density measurements from each geological domain in each of its drill holes. Samples were selected in Cajamarca after lithological logging had been completed and were, therefore, significantly drier than their in situ equivalent. Samples of whole core were selected from RGC05A, 02 and 01. Half core was sampled from the remaining drill holes. Based on 50 additional determinations from old Barrick core and 38 determinations made on newly acquired RGC core, the following bulk densities were estimated by RGC:

• Oxide Zone	2.10 t/m3
• Transition/Supergene Zone	2.27 t/m3
• Hypogene Zone	2.50 t/m3

  Database

        The Cerro Corona Project database utilizes GEMCOM software and contains assays, collar coordinates and down-hole surveys as well as digital information from the geological and engineering logs from all drill holes. The data also includes surface channel sample results.

        As part of the RGC Due Diligence Study, RGC reviewed Barrick's quality control information, and also undertook a large program of re-sampling and re-assaying of core, crushed core, RC cuttings and pulp samples from drilling and surface sampling programs. The RGC Due Diligence Study drilling results were compatible with earlier data. Repeat assays of the recent metallurgical drill hole samples, also included in the resource database, show good repeatability, although no attempt has been made to reconcile these results with the remainder of the database. In addition, RGC evaluated the quality of survey and density data, which were found to be of acceptable standard.

        RGC concluded that the Barrick database was acceptable in terms of precision and accuracy, generally of good industry standard and represented a fair and unbiased assessment of the Cerro Corona deposit. While comment was made on a number of problem areas, no items were identified in this study that impacted adversely on the quality of the deposit, or on the integrity of the geological and associated technical data.

        Results of the subsequent confirmatory and metallurgical drilling by SMC-Minproc generally agreed with the block model grades although some differences were noted in the interpretation of metallurgical zone boundaries. The Gold Fields due diligence drilling program included three twin holes adjacent to previous SMC-Minproc drill holes and one angle hole to test a high-grade zone in the block model. Gold Fields also re-logged selected drill holes to confirm geological interpretations and re-analysed 104 selected Barrick and RGC sample pulps for gold and copper. Although no major problems were identified, Gold Fields did not validate the sample grades in the database against original assay reports, nor verify other data such as specific gravity, drill hole surveys or geotechnical information. This decision was based on a review of results of the RGC Due Diligence Study. Based on the GF re-logging program, it was also decided that it is not necessary to construct a new geological block model during the due diligence phase.

9.9    Security of Samples

        Both Barrick and RGC have documented their commitments and procedures to maintain high standards of security and sample integrity. There is no evidence that any samples were deliberately (or accidentally) interfered with or contaminated.

        For the SMC-Minproc drilling program, the core was frozen (to inhibit oxidation) and transported to the SGS depot in Cajamarca, at the end of each hole by SMC-Minproc personnel. The samples were then transported to Lima, and, as SGS typically took two days to complete sample preparation, this involved a period of time unfrozen. There is no evidence than the samples were interfered with or contaminated during transport.

        For the Gold Fields confirmatory drill holes, six metallurgical composites (two supergene and four hypogene) comprising 30 samples (60 metres of core) were shipped to Dawson Metallurgical Laboratories in Salt Lake City, Utah. These samples were shipped in two metre intervals of whole core within one to two days of being drilled. Each sample was double-bagged and placed in plastic drums to protect them from damage enroute. The barrels were delivered by a Gold Fields employee to a bus service in Cajamarca and shipped overnight to ALS-Chemex Labs in Lima who forwarded them to the USA within two to three days of their arrival in Lima. In addition to the metallurgical samples, the entire core for the remainder of the first hole, GFD-01, was sampled on two metre intervals and shipped for assay. The core for the subsequent 3 holes, GFD-02, 03 and 04, was trucked to Lima where it was sawn in half and sampled on 2 metre intervals. Gold Fields personnel accompanied the truck shipment and supervised the core cutting and sampling. The remaining half core is currently stored at Cerro Corona's warehouse in Lima.

9.10    Mineral Resources and Mineral Reserves

        ECSI developed the Cerro Corona block model for the RGC Due Diligence Study in 1997 using the interpretations provided by RGC's geologists. As part of the Minproc DFS, Minproc commissioned ECSI to refine and improve the resource model. Resource modelling procedures adopted by ECSI are quite conventional, relying primarily on definition of different geological and grade domains to separate different populations of mineralization. All statistical and geostatistical analysis, and subsequent grade interpolation, has made use of the specific grade data within individual domains. ECSI also provided models of clay, pyrite and quartz stockwork distribution using geological drill hole-logging data compiled by Barrick geologists and extended by RGC.

        The ECSI resource estimate for the Minproc DFS conforms to the requirements of the listing rules of the Australian Stock Exchange Ltd., and the JORC Code. The estimate as of October 2000, using a 0.5 g/t Au and 0.0% Cu cut-off, is listed by mineralization type and classification in the table below.

  Measured & Indicated Oxide and Sulfide Resources at a 0.5 g/t Au and 0.0% Cu cut-off.

				Contained Metal
Mineral Resources: Classification
	Tonnes	Au	Cu	Au	Cu
	(Mt)	(g/t)	(%)	('000 oz)	('000 t)
Oxide Mineralization
Measured	4.0	1.31	0.06	169.6	2.4
Indicated	4.5	1.27	0.05	182.6	2.2

Sub-Total Oxides	8.5	1.29	0.05	352.2	4.7

Sulphide Mineralization
Measured	71.7	1.02	0.53	2,348.2	380.4
Indicated	39.5	0.94	0.46	1,190.9	181.7

Sub-Total Sulphides	111.2	0.99	0.51	3,539.1	562.1

Total M & I Resources	119.7	1.01	0.47	3,891.3	566.8

  Inferred Oxide and Sulphide Resources at a 0.5 g/t Au and 0.0% Cu cut-off.

				Contained Metal
Mineral Resources: Classification
	Tonnes	Au	Cu	Au	Cu
	(Mt)	(g/t)	(%)	('000 oz)	('000 t)
Oxide Mineralization
Inferred	0.1	0.90	0.04	2.5	0.0
Sulphide Mineralization
Inferred	7.6	0.72	0.36	176.0	27.4

Total Inferred Resources	7.7	0.73	0.36	178.5	27.4

        As part of its due diligence program, Gold Fields asked Norwest Corporation to carry out a geostatistical evaluation of the ECSI block model utilized for the Minproc DFS. The evaluation focused on how well the model grades compared to drill hole composite sample grades for both gold and copper. These checks should be regarded as an assessment for fatal flaws and do not constitute a detailed investigation of all the aspects of grade estimation. Norwest's observations and recommendations are summarized below:

  •
  Drift Analysis: Grades from the model and nearest neighbor ("NN") estimates of grades were compared locally to investigate whether there is any systematic bias in the model. This was accomplished by comparing the average model grades by easting, northing, and elevation with the corresponding NN grade average over the model blocks in the model provided. The grade profiles show there are areas in the model where the model grades are consistently above or below the declustered drill hole grades. This is especially evident in the North and East plots for both gold and copper. The model grades are consistently above the drill hole grades for stretches in the gold model, and in the copper model the model grades are consistently below the drill hole grades. These trends indicate the possibility of local biases for gold and copper grades in the ECSI model.

  •
  Change of Support: An independent check on the smoothing in the Cerro Corona model grade estimates of gold and copper was made using industry standard geostatistical methods. Results show that the gold grade estimates may be somewhat optimistic for 10 by 10 by 5 metres selective mining units for cut-off grades exceeding 0.5g/t. Copper grade estimates more likely are adequate predictions of the grade and tonnage that can be recovered by mining.

  •
  Conclusions: The ECSI model may contain some relatively small local biases and the global gold grade distribution may be optimistic for cut-off grades exceeding 0.5g/t; however, the model does not appear to have major or fatal flaws and can be used for assessments of project viability provided the potential shortcomings are taken into account.

  •
  Recommendations: If the project continues beyond the due diligence period, a suite of exploratory data analysis ("EDA") is recommended to refine estimation domains and accommodate any new information as it becomes available. It would be especially important to determine how the geology influences areas of higher grades occurring within the hypogene domain. Development of domains based solely on grade often produces unrealistic grade changes near grade domain boundaries. The EDA may shed further light on those variables that influence the grade distribution within the deposit. Any domain refinements can then be incorporated in a new block model.

9.11    Mining Operations

        As part of its due diligence, Gold Fields retained WLRC of Denver, Colorado to complete a brief due diligence study of the mine plan for the Cerro Corona Project. Revision 2 of the Minproc DFS study was based upon 65 Mt of sulfide ore and a daily processing rate of 15,000 tonnes (5.4 Mtpa). WLRC's scope of work included: capturing and adapting a deposit model; conducting pit limit analyses using costs, recoveries and metal prices specified by Gold Fields; designing an ultimate pit that targets approximately 80 to 90 Mt of sulfide ore; designing internal mining phases; and developing mine production schedules for ore processing rates of 5.4 Mtpa and 7.2 Mtpa (20,000 tpd). WLRC did not audit the deposit model.

10.    Arctic Platinum Project

10.1    Property Description and Location

        The Arctic Platinum Project located south of the City of Rovaniemi in Arctic northern Finland is in the advanced stages of project assessment. The Arctic Platinum Project is managed by Gold Fields Arctic Platinum Oy ("GFAP"), which is a limited liability company owned 100%, indirectly, by Gold Fields. The Arctic Platinum Project was originally established in March 2000 as a joint venture partnership between Gold Fields and Finnish industrial conglomerate, Outokumpu Oy ("Outokumpu"). On September 10, 2003 Gold Fields exercised its pre-emptive right to acquire from Outokumpu their 49% share in the venture for US$31 million, and thus attained 100% ownership of the Arctic Platinum Project.

        GFAP is currently completing a feasibility study on the Suhanko Project, the project within the GFAP area of interest which has the most advanced exploration (the other project which has a reported mineral resource estimate being the Narkaus Project) situated 60 kilometres south of Rovaniemi. The Suhanko Project comprises two PGE-Cu-Ni deposits, Konttijärvi and Ahmavaara, and is focussed on assessing the viability of open pit mining and mineral processing on-site to produce PGE-Cu-Ni sulphide concentrates. Principal activities to date have included exploration drilling and resource modelling, trial mining, mining and geotechnical planning and design, metallurgical test work and plant design, and submission of the Environmental Permit application for the Suhanko Project. Currently, Gold Fields expects to have the study completed by December 2004.

        The Suhanko Project deposits form a part of the regionally extensive Portimo Layered Intrusive Complex, which also includes reported resources in the SK Reef horizon in the Narkaus area to the north east of the Suhanko Project.

        GFAP currently holds three mining licences (concessions) with a total area of 110.8 hectares and has submitted one mining licence (mining concession) application for a total area of 4,420.5 hectares, which secures the entire Suhanko project area. GFAP holds 341 claims with a total area of 30,448.4 hectares, out of which 66 claims (6,176.8 hectares) are under joint venture agreement with South Atlantic Resources Ltd. The validities for these claims range from March 27, 2005 to August 20, 2008 with an option to apply for a three-year extension, otherwise they will remain valid because of the Suhanko mining licence application. GFAP has also eight reservations for claim which cover an area of 7,015 hectares. All properties have been legally surveyed, using the UTM Finnish KKJ Zone 3 gird.

        For the claim rights GFAP must pay annual claim compensations to the private landowners and annual claim fees to the State as per surface area each calendar year. The total annual amount for current claim cover is 511,643.05€. For the current mining concession rights GFAP must pay annual concession fees to landowners, which amount a total of 2,216.60€. Payments relating to the applied Suhanko mining district will become determined in the execution of the concession during the first half of 2005 and will depend on extent of the land acquisition and on mining fee to be agreed on.

        Within the Suhanko Project area, mineralization occurs in the following areas: Ahmavaara, Konttijärvi, Little Suhanko, Vaaralampi, Tuumasua, Nittylampi and Yli Portimo. The Suhanko Project contains two trial mining areas, at Konttijärvi and Ahmavaara respectively.

        The environmental permit application for the Suhanko Project was submitted to the Northern Finland Permitting Authority in Oulo on June 18, 2004. A supplemental document which addressed initial deficiencies and queries was submitted on August 30, 2004. The initial site visit by the permitting authority staff was held on September 16, 2004. The application is expected to be made public by the first week in October following which there will be a period for public response, public hearings and public site visits. The permitting decision will then be made on a collegiate basis by five members of the permitting authority. Assuming there are no issues or concerns which materially delay the approval process, a permit to begin construction is expected to be granted in the first half of 2005.

        There are no current environmental obligations of significance outstanding. At the Ahmavaara trial mine the pumping waters and their impact on local surface waters are required to be monitored until the year end or as long as dewatering is continued. In case the Suhanko Project stops the pit can be left to flood to ground water level. Rehabilitation of other test pits has been completed.

        The renewed Suhanko mining licence (mining concession) application was submitted to the Ministry of Trade and Industry on May 27, 2004. According to current schedule the Ministry of Trade and Industry is expected to issue a concession certificate before May 2005. When granted, the concession certificate will give GFAP the right to process and utilise all extractable minerals within the concession and to use the area for any mining and processing activities.

        The Energy Market Authority issued a construction permit for the Petäjäskoski-Konttijärvi 110 kV overhead transmission line on August 12, 2004. Yet to be applied are the acceptance for general plan for mining (KTM 1975/921) from the Safety Technology Authority, the construction licence for buildings and workshops, the environmental permit for fuel storage as well as a number of other minor permits.

10.2    Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Suhanko and Narkaus Projects are located 40 kilometres and 45 kilometres to the southeast of Ravaniemi, respectively. The City of Rovaniemi, the major regional centre for northern Lappi, Finland, is situated immediately south of the Arctic Circle. With a population of 35,000, and a regional population of approximately 55,000, the city provides all major and modern amenities expected of a capital city. Transportation services include road, rail and air, with multiple flights daily from Helsinki. The port of Kemi, 120 kilometres to the south at the head of the Gulf of Bothnia, provides modern facilities and year round open water access. The Suhanko Project site is situated approximately 40 kilometres south of Rovaniemi. Access is by primary sealed highways to within 15 kilometres, and then by unsealed roads which are currently being upgraded to provide full haulage vehicular access.

        Access to both Konttijärvi and Ahmavaara is via a sealed road to within 15 kilometres of the project location, and thence by a well-maintained track. All-weather access on the non-sealed roads will be guaranteed by the use of snowploughs during the autumn and winter months. No power or water is currently reticulated to site.

        Access to the Narkaus Project is via a sealed road to within 10 kilometres to 15 kilometres of the project location, and thence by a well-maintained track. All-weather access on the non-sealed roads will be guaranteed by the use of snowploughs during the autumn and winter months.

        The climate in the region is typically Arctic, and characterised by extreme seasonal changes in temperatures and sunlight. The influence of the Gulf Stream acts to moderate the climatic conditions compared to similar latitudes in northern Canada and there is no permafrost. Average temperatures range from -20 degrees Celsius in December to +20 degrees Celsius during July. Average annual precipitation is approximately 295 millimetres of rain and 272 millimetres of snow, with snow remaining on the ground for approximately 183 days per year. Mining operations are expected to be conducted all year round with little time lost to climatic conditions.

        The local vegetation comprises pine forest, open grass lands, and peat marshland. Several lakes surround the Suhanko Project, namely Konttijärvi, Takalampi, Palolampi and Pitkälampi. The topography of the Suhanko Project area comprises a gently sloping valley at the northern end, which flattens out at the southern end. The terrain in the vicinity of the Konttijarvi and Ahmavaara deposits slopes gently towards the southeast from a high point of 165 mRL in the south-eastern corner of the Konttijarvi area, to a low point of 140 mRL at Ahmavaara. The distance between the two deposits is approximately 3.5 kilometres. The main waterway in the area, the Ruonajoki stream, flows through the middle of the site in an approximately north-south direction, and has a catchment area of approximately 1,355 hectares (13.55 square kilometres).

10.3    History

        The earliest recorded exploration of the Suhanko Project area describes bedrock mapping in the Portimo area by Hackman in 1910. More recently, mineralization was noted in boulders found by a local farmer in the early 1960s on the eastern shore of Lake Yli-Portimojarvi, which is located in the Portimo Complex area.

        Outokumpu commenced a copper-nickel exploration program in the Suhanko Project area using magnetic and electro-magnetic ground geophysical survey methods in conjunction with extensive geological mapping and drilling in 1964. The discovery hole, RN/YP-1, drilled on Lake Yli-Portimojarvi, intersected the first Marginal series mineralization in the Suhanko-Konttijärvi intrusion. Exploration continued until 1981, focused on the disseminated and massive sulphide mineralization in the basal part of the Suhanko Intrusion. Exploration of the Marginal series mineralization was extended to other prospective areas, which included Niittylampi and Suhanko. The smaller Konttijärvi intrusion block was discovered following geological mapping and assaying, which led to the first observations of platinum group elements ("PGE") from sulphidic samples.

        Further work by Outokumpu in 1981 that checked historical PGE assays of outcrop samples taken in the 1970s determined that true values were three to four times higher than first reported. This motivated a small drilling campaign and the first drillhole, RN/KOJ-1, drilled in September 1981, and intersected significant sulphidic PGE mineralization. A further four drillholes were completed, and all intersected significant mineralization. Thus Konttijärvi became the first significant PGE discovery in Finland.

        The Ahmavaara deposit was discovered by applying the exploration model developed from the Konttijärvi data. Based on this model, and a ground magnetic survey, which identified the location of the all-important peridotite marker, the first seven drillholes, RN/YP-138 to 144 were completed. Laboratory-scale metallurgical test results, supported by a microscopic study of the later drillholes, showed that nickel, copper and PGE could be concentrated at fairly good recovery rates at Ahmavaara. An additional 12 holes, RN/YP-172 to 183, were drilled in Ahmavaara in 1995 to search for nickel.

        Arctic Platinum Partnership ("APP") was a joint venture formed by partnership agreement dated March 17, 2000 between Gold Fields and Outokumpu. APP's objective was to explore for, and produce, platinum group metals in northern Finland. Gold Fields, the operator, earned its planned ownership threshold of 51% in January 2002 when project expenditure reached an aggregate amount of US$13 million. Gold Fields acquired 100% of the project on September 10, 2003 by purchasing Outokumpu's 49% share for US$31.0 million. In July 2004, APP was transferred from partnership status to a limited liability company, namely, GFAP, which is a 100% owned subsidiary of Gold Fields.

        Since inception, APP-GFAP has carried out both exploration and sterilisation drilling, and has also used a variety of other exploration techniques to develop and explore the Konttijärvi and Ahmavaara deposits. These include airborne magnetic, electro-magnetic and ground induced polarization ("IP") surveys.

10.4    Geological Setting

        The Portimo Layered Igneous Complex is one of at least twenty Palaeoproterozoic layered mafic intrusions situated in a belt extending from northern Sweden, through Finland into north western Russia. All known intrusions occur at the northern margin of the Archaean basement, close to or in contact with the Palaeoproterozoic supracrustal rocks. These mafic rocks have been interpreted as representing the initial stage of continental rifting.

        The Portimo Complex, 2.4 Ga in age, is regionally extensive, and comprises four main intrusion blocks: Konttijärvi, Suhanko, Narkaus and Siika-Kämä, respectively from southwest to northeast. The main Suhanko Project occurs within the Konttijarvi-Suhanko blocks, while the three reported SK Reef deposits occur within the Narkaus and Siika-Kämä blocks. The layered intrusion rocks occur at an unconformable contact between Archean and Palaeoproterozoic sequences. The Archaean basement comprises predominantly a tonalite-trondhjemite-granodiorite series, granitoid gneisses, and migmatitic gneisses with mafic and felsic enclaves. Palaeoproterozoic supracrustal rocks consist of metamorphosed sedimentary and volcanic rocks, which are now present as amphibolites, schists and gneisses.

        All igneous lithologies in the Suhanko-Konttijärvi and Narkaus intrusions have been altered to upper greenschist metamorphic assemblages during the Sveco-Fennian deformation (1850-1800 Ma). In spite of this alteration, igneous textures are well preserved, except adjacent to structural zones, and nomenclature is based on the IUGS classification for plutonic rocks. The intrusive rocks generally comprise a layered series of peridotites, pyroxenites and gabbros intruded a cyclic fashion. The nature and thickness of individual units is variable across the intrusion blocks.

        The Konttijärvi deposit has a strike length of approximately 1000 metres. The orebody dips north at between 10° and 40°. Internal faulting separates the deposit into four discrete fault blocks. The Ahmavaara deposit has a strike length of 2,700 metres, of which the easternmost 1000 metres is termed Ahmavaara East in an historical context. The western part of the deposit dips to the northeast with dips ranging from 5° and 70°. Ahmavaara East dips north with fairly constant 10° and 25°. The deposit western and southern limits are defined by faulted and primary lithological contacts with Archaean basement rocks. The deepest known layered series mineralization at Ahmavaara is approximately 500 metres below surface.

10.5    Exploration and Drilling

        Since 1981, Outokumpu completed 189 diamond drillholes with a total length of 13,617 metres at the Konttijärvi and Ahmavaara deposits. This drilling was conducted during three phases, from 1981 to 1983, 1986 to 1989 and finally in 1995. APP – GFAP completed a further 986 diamond drillholes during the period from 2000 to June 2004, for a total length of 108,285 metres.

        Up to June 2004, 1175 drillholes with a total length of 121,902 metres have been completed in the Suhanko Project area. Some 121 drillholes, with a total length of 8,502 metres (6.97% of the total Suhanko drilling) were drilled for geotechnical, metallurgical and site investigation requirements.

        These statistics are detailed in the table below.

Area	2000		2001		2002		2003		2004
	#	(m)	#	(m)	#	(m)	#	(m)	#	(m)
Konttijärvi	66	6,238	118	16,491	78	11,065	116	5,437	92	9,607
Ahmavaara	17	2,190	144	18,157	99	14,332	44	5,699	103	12,528
Sterilisation drilling	—	—	13	477	85	5,807	—	—	11	251
SK Reef	11	1,147	87	16,092	88	16,638	74	11,865	—	—

        APP used diamond-drilling techniques exclusively within the bedrock. In areas of thick till overburden, diamond drillholes were pre-collared with a percussion down-hole hammer. A casing is placed within the total thickness of the overburden and remains after completion of the drillhole. Outokumpu used a similar approach.

        Four percussion drillholes were completed during 2001 for water pump testing by Knight Piésold. Two drillholes were located at Konttijärvi, totaling 240 metres and two at Ahmavaara totalling 206 metres.

        Outokumpu completed 160 diamond drillholes at Konttijärvi using 32 millimetre or 42 millimetre diameter drill core with a total length of 10,295 metres (RN/KOJ-1 to 161, excluding RN/KOJ-48). Drillholes were inclined at dips of between 37o and 76o. The core was not oriented. The drilling programs were split into the phases detailed below:

  •
  RN/KOJ-1 to 5 drilled in 1981;

  •
  RN/KOJ-6 to 19 drilled in 1983;

  •
  RN/KOJ-20 to 66 drilled in 1986 excluding RN/KOJ-48;

  •
  RN/KOJ-67 to 159 drilled in 1987; and

  •
  RN/KOJ-160 to 161 drilled in 1989.

        Outokumpu completed 29 diamond drillholes at Ahmavaara with a total of 3,322 metres using 32 millimetre or 42 millimetre diameter drill core. These drillholes include RN/YP-44, 46, 138 to 149, RN/YP-167 to 169 and RN/YP-172 to 183. All holes were inclined at dips of between 45° and 77°. The core was not oriented. The drilling programs were split into the phases detailed below:

  •
  RN/YP-44 and 46 drilled in 1982 at Ahmavaara East;

  •
  RN/YP-138 to 149 drilled in 1986;

  •
  RN/YP-167 to 169 drilled in 1989 (targeted at HW mineralization RK Reef); and

  •
  RN/YP-172 to 183 drilled in 1995.

        APP introduced wireline drilling methods to the project and drilled 81% of the total number of drillholes using core diameter of either 57.5 millimetre or 61.7 millimetres.

        All pre-collar drill chips are discarded. Core losses are recorded in the log table of the database and marked as "no core". Core recovery is generally close to 100% except for minor losses near the till to bedrock interface, within zones of fracturing and in areas of faulting. Core recovery in both deposits is high, with >99% of the meters drilled have a measured core recovery between 90% and 100%.

        Down hole Surveying statistics for drill hole deviation are tabulated below. Current GFAP exploration practice is to use Maxibor downhole surveys to measure down hole dip and azimuth. Maxibor measurements have been collected for 922 of a total of 1421 drill-holes (79.1% of the total meters drilled at Suhanko and SK Reefs).

        Exploration in fiscal 2004 focussed on upgrading inferred resources in the Suhanko Projects to indicated status. All drilling completed during the year is tabulated below. All drilling was diamond core except for a small quantity of blast holes drilled during trial mining, all of which were sampled and assayed. Drilling successfully converted the majority of resources falling within conceptual open pit mining shells to Measured and Indicated status. Future proposed drilling activity is aimed at refining the current Suhanko models, infilling the Narkaus resources, and delineating additional existing drill defined potential resources in the Suhanko area.

Project	Drilled Holes	Drilled metres
Ahmavaara Infill	105	16,544
Ahmavaara Grade Control	76	1,147
Ahmavaara Trial Pit Blast Hole	124	6,17
Konttijärvi Infill	30	7,539
Konttijärvi West Basement	54	2,717
Konttijärvi Pit Grade Control	71	1,020
Konttijärvi trial Pit Blast Hole	135	843
Site GeoTech and Hydro	42	2,520

TOTAL DRILLING	637	32,947

        Additional exploration techniques that have been used in the Suhanko and Narkaus Projects include the following:

  Geological Research

        Geological research conducted on the Konttijärvi and Ahmavaara deposits has been done in collaboration with the Department of Geology and Mineralogy, University of Oulu, and Outokumpu (earlier Lapin Malmi). The objectives of geological research work have been to resolve issues related to the genetic history of the layered intrusion complexes and associated PGE mineralization.

        Research has been based on geological mapping, drilling and geophysical surveys and included analytical, microprobe and microscopic studies on relevant samples.

        Whole rock geochemical compositions of major rock types have been measured, as well as the composition of sulphide minerals and PGEs. The local stratigraphy has been determined by the interpretation of cumulus and intercumulus phases from microscopic studies.

        Geophysical research includes the interpretation of magnetic, electromagnetic and gravimetric surveys.

        The following geological research reports refer to the Konttijärvi and Ahmavaara Deposits of the Portimo Complex:

        Alapieti, T.T., Lahtinen, J.J., Hänninen, E., Piirainen, T.A. and Sivonen, S.J., 1989. Platinum-group mineralization in the marginal series of the early Proterozoic Suhanko-Konttijärvi layered intrusion, northern Finland. In Magmatic sulphides — the Zimbabwe volume. Edited by M.D. Prendergast and M.J. Jones. The Institution of Mining and Metallurgy, London, p.177-187.

        Iljina, M., 1994. The Portimo Layered Igneous Complex, with emphasis on diverse sulphide and platinum-group element deposits. Acta Universitatis Ouluensis. Series A, Scientiae Rerum Naturalium 258, p.1-158.

        Iljina, M.J., Alapieti, T.T., Lahtinen, J.J. and Lerssi, J.M., 1989. The Suhanko-Konttijärvi Intrusion and related sulphide and PGE mineralization. In 5th International Platinum Symposium. Guide to the post-symposium field trip, August 4-11, 1989. Edited by T.T. Alapieti. Geological Survey of Finland, Guide 29, p.163-187.

        Lerssi, J., Pernu, T., Keränen, T. and Iljina, M (1991). A geophysical study of the Suhanko-Konttijärvi layered intrusion in connection with PGE investigations. Geol. Fören. Stockholm Förh. 113; 55-56.

        Rekola, T. (1986). Results of electrical and electromagnetic measurements in Vaaralampi – Niittylampi, Ranua. In Eskola, L.& Fokin, A. (eds.) Electrical prospecting for deposits in the Baltic Shield, issue 1: Galvanic methods. Geological Survey of Finland, Rep. Invest. 73: 73-84.

        Vuorelainen, Y., Häkli, T.A., Hänninen, E., Papunen, H., Reino, J. and Törnroos, R., 1982. Isomertieite and other platinum-group minerals from the Konttijärvi Layered Mafic Intrusion, Northern Finland. Economic Geology, 77, p.1511-1518.

  Ground Penetrating Radar

        A ground penetrating radar ("GPR") survey was conducted in the project area to improve the understanding of the thickness and stratigraphy of the overlying glacial till and glaciofluvial deposits. The overburden thickness was determined to be highly variable due to irregular subcrop topography. GPR is reliable to a depth of 10 meters and therefore the thickness of overburden is defined by drillholes in areas exceeding 10 meters.

        The GPR survey was completed and interpreted by Geo-Work Oy. Survey lines were laid in the field by GPS on a grid line spacing varying between 250 metres and 500 metres. The survey equipment consisted of a SIR-2 type GPR. Several antennas were used for the survey depending on the overburden thickness (100, 80 and 40 Mhz). The 40 Mhz antenna was used where the overburden was thickest. Some 7,990 meters of a total 93,743 metres were surveyed with the 40 Mhz antenna due to greater overburden thicknesses. All data was collated on PC and interpretations were completed using Haescan software.

        The GPR survey was completed in two stages. In April 2001, 29,800 metres of grid lines were completed in the TSF 4 option area and within proposed waste rock stockpile areas around both Konttijärvi and Ahmavaara. The overburden in these areas was interpreted to consist of glacial tills and overlying peat.

        The second phase GPR survey was completed in January and February 2002. The area around and between Ahmavaara and Konttijärvi was completed with an additional 37,820 metres of GPR lines. The TSF-1 area was covered by 26,123 metres of GPR profiles. The general interpretation consists of a subcrop of bedrock with a sedimentary cover of post-ice age till and overlying peat.

        West of Ahmavaara and north of Konttijärvi, overburden thicknesses exceed 25 metres. A maximum overburden thickness of 49 metres was encountered in drillhole KOJ-430. In the project area, the average overburden thickness based on 874 diamond drillholes is 11.3 metres. Overburden thickness is greater than 10 metres in 371 of the 874 drillholes and averages 20 metres.

  Aerial Photography

        The area has black and white aerial photography coverage from the year 1998 at a scale of 1:60,000. The data is available as photographs and as scanned images.

  Induced Polarisation Surveying

        Induced Polarization ("IP") is a current-stimulated electrical phenomenon observed as a voltage response in earth material. The IP method is capable of detecting less than 1% by volume of sulphides in a rock mass.

        Outokumpu carried out systematic IP surveys at Konttijärvi during 1983 and 1986 using a dipole-dipole array geometry. The line separation was 25 metres with point intervals of 20 metres. The depth extent of this survey was limited to between 20 metres and 30 metres below surface.

        APP carried out IP surveys over the Konttijärvi and Ahmavaara deposits in autumn 2000 and spring 2002, using dipole-dipole arrays. The survey of autumn 2000 used a 400 metre line spacing with 50 metre point separations. The depth extent of this system was 150 metres below surface. The spring 2002 survey was an extension of the earlier IP survey and used line separations varying between 250 metres and 400 metres, while point separation was maintained at 40 metres. The depth extent of the system was 60 metres below surface.

        In spring 2003 APP carried out additional IP surveys over the Konttijärvi area at 200 metres line spacing. The survey system utilised gradient array IP configuration with survey blocks of 1,000 metres by 1,200 metres in size and an ELLIOT 45A motor generator powered transmitter with maximum 4.5kW output power. The potential electrode separation was 50 metres and the station interval 25 metres. The depth extent of the system was more than 100 metres below surface.

  Gravity Surveying

        Outokumpu carried out gravity surveys from 1983 to 1984. The surveys cover an area extending from Konttijärvi to Ahmavaara with a nominal line spacing of 200 metres (Konttijärvi deposit 100 metres) and a point interval of 20 metres. The gravity survey delineated the extent of intrusion bodies, basement lithologies and Proterozoic rocks.

  Ground Magnetic Surveying

        Outokumpu conducted magnetic surveys over Konttijärvi in 1982. The line separation was 25 metres with a point interval of 10 metres.

        The Ahmavaara deposit was surveyed in 1986 and 1990. The line spacing for the first survey was 50 metres with a station interval of 10 metres. The second, more detailed survey used a line spacing of 25 metres with station intervals of 10 metres. APP continued the Konttijärvi magnetic survey to the west, north and east during 2002. The magnetic survey delineated the presence and location of the peridotite marker present in the Ahmavaara and Konttijärvi deposits.

  Very Low Frequency EM (VLF) Surveying

        GFAP carried out Very Low Frequency EM ("VLF") surveys over the Ahmavaara and Little Suhanko deposits in summer 2004 with 25 metres line spacing and 20 metres station intervals, covering an area of 1.9 square kilometres. The survey system utilised a Scintrex VLF-3 receiver system and two transmitter stations, which were Hegeland in Norway (16.4 kHz) and Burlage in Germany (28.4 kHz). The surveys were carried out to delineate zones of massive to semi-massive sulphide mineralization as well as fractures.

  Other Surveying

        Outokumpu has carried out a number of specialised geophysical surveys in the study area since 1980, including electrical mise-a-la-masse, Transient Domain Electromagnetic ("TEM"), horizontal loop frequency domain EM (Slingram), frequency domain EM soundings (Gefinex) and Very Low Frequency EM ("VLF"). Frequency domain EM delineated the occurrence and orientation of the Ahmavaara deposit semi-massive marginal lower series.

  Airborne Geophysical Surveying

        The Geological Survey of Finland ("GTK") surveyed the study area in 1986 as a part of 'The Second National Aerogeophysical Mapping Program'. The line spacing was 200 metres (east-west orientation) and the flight altitude between 30 metres and 40 metres. The measurement systems consisted of two wingtip magnetometers, a wingtip electromagnetic system (frequency 3,113Hz) and a spectrometer for radiometrics (K, U, Th, total counts). The aircraft was a DHC Twin-Otter.

        GTK was also contracted to carry out a second airborne survey for APP to cover the Portimo layered complex in the summer of 2002 (Geological Survey of Finland, 2002). This survey was flown using 30 metres main terrain clearance and a 50 metre line spacing. The entire area was flown in a north-south direction with east-west-oriented tie lines at 500 metre spacings. The measurement system consisted of one magnetometer on the tail boom, two frequency EM (3.1 kHz and 14.36 kHz) on the wing tips and a spectrometer for radiometrics (K, U, Th, total counts). The aircraft was a single-engine high wing turboprop Cessna Caravan I (C 208) (GTK Report, High Resolution 3-in-one Aerogeophysical Survey in Portimo, Ranua, 2002).

  Data Quality

        GFAP considers that all previous exploration on the Konttijärvi, Ahmavaara and SK properties has been carried out using methods which comply with industry best practice. To a large extent the regional exploration information has been superseded by the large quantity of high-quality diamond drilling carried out at Konttijärvi, Ahmavaara, and on the SK properties.

  Trial Mining — Suhanko

        Arctic Platinum completed trial mining exercises at Konttijarvi and Ahmavaara. The primary purpose was to produce samples for pilot plant scale metallurgical trials and concentrate production for smelter test work, and to assess mining parameters for input into the feasibility study. A total of 270,000 square metres of till and peat overburden was removed from Ahmavaara to expose sub-cropping mineralization over an area measuring 150 metres by 80 metres. Approximately 3,500 tonnes of material for processing was mined from selected areas. A further 2,000 tonnes was mined from previously exposed areas at Konttijarvi (sub-crop exposed over an area of 300 metres by 100 metres).

        Both the Ahmavaara and Konttijarvi exposures have been mapped and sampled in detail to provide additional geological information for input into the resource modelling. Detailed close spaced diamond drilling aimed to replicate grade control spacing was also completed at Konttijarvi and grade control style models were completed. This has provided invaluable data relating to geological structure, grade continuity and variance, and ore body geometries.

10.6    Mineralization

        PGE mineralization at both Ahmavaara and Konttijärvi is associated with copper and nickel mineralization in the form of base metal sulphides. The typical sulphide assemblage is pyrrhotite-chalcopyrite-pentlandite, and accessory sulphides include pyrite, sphalerite, galena and molybdenite. The main oxides are magnetite and ilmenite, with chromite in trace amounts. The grades of PGE mineralization roughly correspond with the abundance of sulphides, particularly chalcopyrite, and are generally higher at Konttijärvi than at Ahmavaara. PGEs and associated sulphides are classified as marginal series type and four principal types of PGE mineralization have been identified:

  •
  sulphide mineralization in the basal parts of the layered series;

  •
  sulphide mineralization in the marginal series;

  •
  sulphide mineralization in the Konttijärvi basement; and

  •
  predominantly massive pyrrhotite mineralization located close to the basal contact of the Ahmavaara intrusion. Mineralization occurs parallel to the intrusion layers.

        Sulphides present in the peridotite marker are pyrrhotite-dominated and weak in abundance. Sulphides in this horizon generally occur as fine-grained disseminations or as trace amounts. Sulphide grains are interstitial to former cumulate olivine grains. PGE grades vary from weak to moderate in the basal two to eight meters of the peridotite marker, while the abundance of sulphides is higher compared with the upper parts. In the underlying pyroxenites, sulphides are finely intergrown with talc and tremolite. Sulphide assemblages in pyroxenites are dominated by chalcopyrite and PGE grades are higher than in the peridotite marker.

        Sulphides in the Ahmavaara and Konttijärvi marginal sequences are dominated by an assemblage of pyrrhotite-chalcopyrite-pentlandite and occur as medium grained (in Ahmavaara also coarse grained), disseminated aggregations. Generally the abundances of pyrrhotite and chalcopyrite in Ahmavaara are about equal, though with increasing sulphide abundance the ratio of pyrrhotite to chalcopyrite increases. PGE grades in the Ahmavaara marginal series vary, being moderate to high in the marginal upper and marginal lower units. In the marginal central unit both the abundance of sulphides and associated PGE grades are generally low. At Konttijärvi, in the marginal series and transition zone, chalcopyrite is generally dominant over pyrrhotite and pentlandite. PGE grades usually vary from moderate to high.

        Massive sulphide concentrations occur as veins or lenses close to the basal contact of the Ahmavaara intrusion, within both the Marginal Lower and the basement. These units comprise dominantly of pyrrhotite, with chalcopyrite lamellae and lenses within the units. PGE grades are high, with individual assays up to 80g/t 2PGE+Au being recorded. In the marginal series and basement of the Konttijärvi intrusion the sulphides rarely become concentrated into massive sulphide veins or large patches.

        The thickness of the basement mineralization at Konttijärvi varies, reaching widths of 30 to 40 meters. Sulphides usually occur as fine-medium grained chalcopyrite and pyrrhotite disseminations in the basement and cross-cutting gabbroic-pyroxenitic intrusives. Pyrite is also present. PGE are associated with sulphides, and the highest values occur in chalcopyrite-rich domains. Upon moving deeper in the basement pyrite becomes a dominant sulphide and PGE ratios decrease. At Ahmavaara the basement mineralization occurs as fine-grained disseminations or in medium-grained sulphide veins. In contrast to the Konttijärvi basement the sulphides have relatively high pyrrhotite to chalcopyrite ratios and the PGE ratio is usually low.

        In the Suhanko Intrusion, PGE mineralization is hosted within the lower portion of the Layered Series and extensively within the underlying metamorphic rocks beneath the Layered Series. Within the Narkaus Intrusion, PGE mineralization is spatially associated with a distinct stratigraphic unit that is located within the igneous layered sequence. PGE mineralization is hosted within the SK unit, a stratiform chlorite schist unit that underlies the Peridotite Marker, a distinct ultramafic unit within the Narkaus intrusion. The footwall lithologies beneath the SK consist dominantly of gabbros, with intercalated ultramafic lithologies. Within the Kuohunki block, detailed logging of the drill data shows that the SK Unit locally truncates its footwall and may transgress the immediate gabbro footwall beneath the SK Unit, as well the UM1 ultramafic unit. Podiform to lensiform platinum-group minerals mineralization is present within the footwall lithologies beneath the SK, as well as within the UM1 ultramafic unit beneath the SK. The highest grade footwall mineralization appears to be located adjacent to areas where the SK unit truncates its footwall. The footwall mineralization thus appears analogous to mineralization identified within the footwall of orebodies such as the Merensky Reef within the Bushveld Complex. The most dense drill spacing within the Narkaus block is of the order of 100 metres. With this data distribution there are limitations to the understanding the geometry of the lensoid mineralization within the footwall units.

        The majority of the platinum-group minerals in Ahmavaara and Konttijärvi are composed of various arsenides, bismutotellurides and arsenoantimonides, whereas native elements and alloys are totally absent. The principal platinum-bearing mineral is sperrylite (PtAs2), which is most generally found at contacts with base metal sulphides, silicates, magnetite and other platinum-group minerals. It is more frequently found with oxides than any of the other platinum-group minerals except the sulpharsenides. Other main platinum carriers are platarsite (Pt0.46Ir0.38Rh0.16(As,S)1.85), moncheite ((Pt,Pd)(Te,Bi)2 and an unnamed Pd-Pt-Te-Sn-Bi mineral, all of which have been identified at Ahmavaara.

        The main Pd-bearing minerals are isomertieite (Pd11Sb2As2), and an unnamed mineral with the approximate formula (Pd,Cu) 2,5-3Sb0,8As0,2, and Kotulskite-Sobolevskite solid-solution (Pd(Te,Bi)). Pentlandite is also a significant concentrator of palladium. Associated with massive pyrrhotite mineralization identified at Ahmavaara, sperrylite, merenskyite (PdTe2) and michenerite (PtBiTe) have been identified. Pd-Sb-As minerals have not been detected in these massive sulphide ores. Platinum-group sulphides are rare in the Suhanko-Konttijärvi intrusion, and belong to the vyvotskite (PdS) — braggite (PtS) series. Those found from Ahmaavaara are richer in platinum than those found in the Konttijärvi marginal series.

        Other PGE-bearing minerals identified from Ahmavaara or Konttijärvi are palladoarsenide (Pd1.92(As,Sn,Sb,Te), palarstanide ((Pd,Pt)8(Sn,As,Sb)3), majakite (PdNiAs), hollingworthite (Rh,Pt,Ru)AsS) and Paolovite (Pd2(Sn,As)). From these, hollingworthite is associated with magnetite and majakite occurs as intergrowths with Pd-Sb-As minerals. In addition, unnamed Pd-Bi-Te minerals containing Pb, Au and Sn have been detected.

10.7    Sampling and Analysis

        All logging and sampling activities associated with the Arctic Platinum Project are completed on-site by company personnel. Core samples from all prospects and resources are subject to a variety of QA-QC measures. These measures are built into a detailed sample preparation and analysis scheme. In summary the following QA-QC samples are submitted in approximate frequencies along with regular samples: 4% field core duplicates, 4% coarse reject duplicates, 4% field blanks, 4% internal certified standard reference materials, 10% check assays at umpire laboratory. The principal laboratory also completes internal pulp duplicates, pulp repeats, reagent and sample blanks and inserts certified reference materials for PGE's and base metals.

        GFAP has a well-defined core processing system for the Suhanko and Narkaus Projects. The core storage and logging facility is indoors, allowing safe and efficient logging and processing year-round.

        Core is processed in the following order:

  •
  meter marking of drill cores;

  •
  magnetic susceptibility measuring;

  •
  geological logging;

  •
  geotechnical logging;

  •
  marking of the samples for assaying;

  •
  core photographing;

  •
  core cutting;

  •
  sampling;

  •
  bulk density measuring; and

  •
  storage.

        All activities described above are carried out by GFAP employees. The process and security of that process has been audited by independent sources (Snowden, 2004) according to NI 43-101 and was considered to be commensurate with industry best practice.

        The Arctic Platinum Project uses two main laboratories for assays — the GTK (Finnish Geological Survey) laboratory in Rovaniemi, and Genalysis in Perth, Australia. The majority of sample preparation for the Suhanko projects is being carried out at GTK and pulps are then shipped to Genalysis for umpire sampling. The majority of SK Reef project assays have had sample preparation completed at GTK or SGS in Sweden, and pulps then transported to Genalysis for primary assaying. Currently, PGE (effectively palladium and platinum) and gold are determined by conventional fire assay, using a standard lead flux at both GTK and at Genalysis. The analysis is carried out by ICP at both laboratories — GTK uses an optical emission spectrometer (ICP-AES) and Genalysis uses a mass spectrometer (ICP-MS). Base metal assays are also carried out at both laboratories on a second split of the pulp. For the Suhanko samples both laboratories use an aqua regia digest followed by ICP-OES finish. It is noted that the aqua regia only provides a partial digest — in other words, base metals in sulphide and sulphate form are extracted, but not silicate-hosted species. The SK Reef samples have been assayed using a full digest for base metals.

        In preparing the Competent Persions Report for Arctic Platinum 2004, Ian Glacken of Snowden carried out inspections at both of these laboratories during 2004 and reported that sample preparation and assaying are being carried out to industry standards. Previous Snowden studies (2002 and 2004) note that, overall, the QA-QC data shows that the primary (GTK) laboratory is preparing and assaying for PGEs, Au, and base metals diligently. Snowden has also reviewed GFI's internal core handling, data processing and QA-QC procedures and notes that these are of a very high standard.

        The following procedure applies for measuring Bulk Densities on site:

  •
  two to three pieces of half-core (approximately 1,000 grams) are selected from each 1 metre-sampled interval;

  •
  samples are marked with a permanent ink marker as 1, 2 and 3;

  •
  samples are then weighed together in air and water (first air, then water). Samples are not coated; and

  •
  data is collected by a dedicated computer program and automatically written to the GFAP database.

        GFAP uses an A&D-3000 balance to weigh Bulk Density samples. The GFAP standard sample is a 511.39 grams (weight in air) sample of lacquered granitoid. The GFAP standard sample was weighed 20 times to check any variation caused by the balance. The measurement accuracy achieved was equivalent to a BD variation of 0.001 t/m3, which is well within acceptable limits of analytical error.

        Two drill-holes previously measured by GTK (KOJ-202 and RN/YP-212) were selected for control measurement tests. These tests demonstrated a very strong correlation between the APP and GTK results, even though it was not possible to identify exactly the same core pieces in every case.

        Standards are repeated after approximately every 20 samples and plotted on a density measurement quality control sheet. A technician checks standard repeats and, in the case of unacceptable variation, the samples are inspected by the geologist and repeated. Repeats are written to the database for future references.

  Database

        The Arctic Platinum Project utilises a custom designed SQL relational database, with Datashed software used as the front-end management tool, to manage all geological data. The database was designed and built by Maxwell Geoservices (Australia) based on similar systems in operation at the St. Ives gold mine owned and operated by Gold Fields. The system has built-in validation systems to prevent geological overlapping and incorrect sample intervals, and other data quality control issues. The system utilizes user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. The database is audited from time to time.

10.8    Security of Samples

        GFAP takes reasonable steps to ensure the security of samples from the drill site through to the database. These include:

  •
  careful boxing of core at the drill rigs and transport to ensure that core jumbling does not occur;

  •
  annotation of hole ID and depth both on the core trays and as in-core markers;

  •
  piecing together and orientation of each core run prior to core photography (wet and dry);

  •
  double-bagging of half core samples and securing of the bags with permanent quick-ties during transport to the GTK laboratory;

  •
  retention of both coarse rejects and pulps in secure locked storage; and

  •
  retention of half core in secure storage.

        These measures do not guarantee that the samples are totally immune from tampering, but the secure storage of the remaining half core, the coarse rejects, and the pulps means that any suspicion of fraudulent behaviour can always be resolved by reference to the original sample, which has been retained.

10.9    Mineral Resources and Mineral Reserves

        At June 30, 2004, the total Measured and Indicated resources at the Arctic Platinum Project, including SK Reef, stand at 92.6 million tonnes containing 6.43 million ounces at a grade of 2.16 g/t 2PGE+Au, with additional 0.23% copper and 0.09% nickel. Total Inferred resources in addition to Measured and Indicated amount to 75.7 million tonnes containing 6.17 million ounces at a grade of 2.54 g/t 2PGE+Au, with additional 0.15% copper and 0.07% nickel.

        Resource modeling is undertaken by experienced on-site personnel and Datamine software is used by the Arctic Platinum Project personnel to construct geological and grade models. Detailed interpretation of extensive geological data sets is utilised in the construction of the model solids.

        Resource estimation for the Suhanko deposits and SK Reef deposits (Siika-Kämä and Nutturalampi) has been completed by Snowden of Australia. Datamine and Isatis software are used to prepare recoverable resource estimates using the Uniform Conditioning technique for the Suhanko deposits.

        The SK Reef Siika-Kämä and Nutturalampi resources are estimated using Datamine and ordinary kriging by Snowden. The SK Kuohunki resource estimate was completed by SRK Consulting (Johannesburg) using Datamine and Isatis software to produce a Uniform Condition recoverable resource estimate.

        Key Model parameters and characteristics are tabulated.

Parameter	Konttijärvi	Ahmavaara	SK — Siika-Kämä	SK — Nutturalampi	SK — Kuohunki

Mineralization Domains	8 vertically stratified domains.	8 vertically stratified domains	5 vertically stratified domains	3 vertically stratified domains	5 vertically stratified domains

Interpretation Parameters	Geological and grade based domains. Approx lower cut off 0.5g/t 2PGE+Au. Account also taken of relationships with Cu, Ni, and S	Geological and grade based domains. Approx lower cut off 0.5g/t 2PGE+Au. Account also taken of relationships with Cu, Ni, and S	Geological and grade based domains. Approx lower cut off 0.5g/t 2PGE+Au.	Geological and grade based domains. Approx lower cut off 0.5g/t 2PGE+Au.	Geological and grade based domains. Approx lower cut off 0.5g/t 2PGE+Au.

Average Mineralised widths in domains	Individual domains 5 to 20m true width. Average total mineralised package 45m	Individual domains 5 to 15m true width. Average total mineralised package 55m	SK Reef average 3m SK FW average 10m, over 3-4 surfaces	SK Reef average 3m SK FW average 10m, over 3-4 surfaces	SK Reef average 3m SK FW average 10m, over 3-4 surfaces

BlockPanel Size	25m EW, 25m NS, 4m vertical	50m EW, 50m NS, 4m vertical	10m EW, 10m NS, 4m vertical	10m EW, 10m NS, 4m vertical	50m EW, 50m NS, ore width or to 3m vertical

SMU Size	5m EW, 5m NS, 4m vertical	5m EW, 5m NS, 4m vertical	25m EW, 25m NS, 4m vertical	25m EW, 25m NS, 4m vertical	5m EW, 5m NS, ore width or to 3m vertical

Average Drill spacing	25m × 25m, upto 50m × 50m down to 10m × 10m	50m × 25m, upto 75m × 75m, down to 10m × 10m	100m × 50m, upto 100m × 200m down to 50m × 25m	100m × 100m, upto 100m × 200m down to 50m × 50m	100m × 100m, upto 100m × 200m down to 50m × 50m

Estimation Technique	Ordinary Krig with Uniform Condition post process	Ordinary Krig with Uniform Condition post process	Ordinary Krig	Ordinary Krig	Ordinary Krig with Uniform Condition post process

Composite Length	2m	2m	1m	1m	1m

Top Cuts Applied	Yes	Yes	Yes	Yes	Yes

Other Details	Geology and sample points unfolded prior to estimation. Estimate completed on unfolded data, then reverted to real space	Geology and sample points unfolded prior to estimation. Estimate completed on unfolded data, then reverted to real space			SK Reef modelled in 2D, grade and accumulation

Elements Estimated Individually	Pt, Pd, Au, Cu, Ni, S, Co, Pb, Zn	Pt, Pd, Au, Cu, Ni, S, Co, Pb, Zn	Pt, Pd, Au, Cu, Ni, S	Pt, Pd, Au, Cu, Ni, S	Pt, Pd, Au, Cu, Ni, S

        The following table sets forth the estimated measured, indicated and inferred mineral resources for the total Arctic Platinum Project resources, as calculated by Gold Fields, Snowden (for Konttijärvi and Ahmavaara, in August 2004 and for Nutturalampi and Siika-Kämä reefs in 2002 and 2003, respectively) and SRK Consulting (for Kuohunki reef, in July 2004). Details of the individual project areas follow after with relevant notes.

	Tonnes (Mt)	Grade (g/t 2PGE+Au)	Metal (000's oz 2PGE+AU)	Individual Metal Grades (as of June 30, 2004)

				Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)
Project	As of June 30, 2004

Total Arctic Platinum
Measured	38.6	2.34	2,907	1.75	0.44	0.15	0.23	0.10
Indicated	54.0	2.03	3,522	1.52	0.37	0.14	0.23	0.09
Sub Total M & I	92.6	2.16	6,429	1.62	0.40	0.14	0.23	0.09
Inferred	75.7	2.54	6,173	1.93	0.50	0.10	0.15	0.07

        The following table sets forth the estimated measured, indicated and inferred mineral resources for the Suhanko Project resources, as of June 30 2004, as calculated by Gold Fields and Snowden for Konttijärvi and Ahmavaara, in August 2004.

	Tonnes (Mt)	Grade (g/t 2PGE+Au)(1)	Metal (000's oz 2PGE+AU)	Individual Metal Grades (as of June 30, 2004)

				Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)
Project	As of June 30, 2004

Konttijarvi
Measured	19.3	2.45	1,524	1.81	0.51	0.13	0.17	0.08
Indicated	10.6	2.30	786	1.70	0.49	0.12	0.17	0.07
Total M & I	29.9	2.41	2,310	1.77	0.50	0.13	0.17	0.08
Inferred	8.9	2.06	593	1.54	0.41	0.11	0.17	0.04
Ahmavaara(2)
Measured	19.3	2.22	1,383	1.69	0.36	0.17	0.30	0.12
Indicated	25.1	1.72	1,387	1.30	0.26	0.16	0.28	0.10
Total M & I	44.4	1.94	2,770	1.47	0.31	0.16	0.29	0.11
Inferred	15.6	1.63	821	1.21	0.26	0.16	0.23	0.08
Ahmavaara East(2)
Measured	0.0	0.00	0	0.00	0.00	0.00	0.00	0.00
Indicated	12.3	1.65	653	1.23	0.29	0.14	0.23	0.08
Total M & I	12.3	1.65	653	1.23	0.29	0.14	0.23	0.08
Inferred	7.8	1.55	391	1.15	0.26	0.13	0.23	0.08
Total Suhanko(3)(4)
Measured	38.6	2.34	2,907	1.75	0.44	0.15	0.23	0.10
Indicated	47.9	1.83	2,826	1.37	0.32	0.14	0.24	0.09
Total M & I	86.6	2.06	5,732	1.54	0.37	0.15	0.24	0.09
Inferred	32.4	1.73	1,806	1.29	0.31	0.14	0.21	0.07

(1)
A cut-off grade of 1.0 g/t 2PGE+Au was used for reporting resources for combined Suhanko and SK Reef above 100 metres depth, and 2.0 g/t for SK Reef deeper than 100 metres.

(2)
Ahmavaara and Ahamavaara East form a contiguous resource along strike, and are reported individually to maintain an historical context, where they were previously separate.

(3)
Snowden completed the resource estimates for the Suhanko resources to JORC Code standards and signed as Independent Competent Persons, completing the CPR as per NI 43-101.

(4)
Following the completion of the Transaction, Gold Fields International will hold a 100% interest in these mineral resources.

        The following table sets forth the estimated indicated and inferred mineral resources for the SK Reef Project resources, as calculated by Gold Fields, Snowden (for Nutturalampi and Siika-Kämä reefs in 2002 and 2003, respectively) and SRK Consulting (for Kuohunki reef, in July 2004).

	Tonnes (Mt)	Grade (g/t 2PGE+Au)(1)	Metal (000's oz 2PGE+AU)	Individual Metal Grades (as of June 30, 2004)

				Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)
SK Project(2)	As of June 30, 2004

SK Reef
Measured	0.0	0.00	0	0.00	0.00	0.00	0.00	0.00
Indicated	6.1	3.56	696	2.72	0.77	0.07	0.10	0.10
Total M & I	6.1	3.56	696	2.72	0.77	0.07	0.10	0.10
Inferred	20.0	4.15	2,671	3.17	0.90	0.09	0.11	0.11
SK Reef Footwall
Measured	0.0	0.00	0	0.00	0.00	0.00	0.00	0.00
Indicated	0.0	0.00	0	0.00	0.00	0.00	0.00	0.00
Total M & I	0.0	0.00	0	0.00	0.00	0.00	0.00	0.00
Inferred	23.3	2.26	1,696	1.76	0.44	0.06	0.09	0.05
Total SK Reef(3)(4)
Measured	0.0	0.00	0	0.00	0.00	0.00	0.00	0.00
Indicated	6.1	3.56	696	2.72	0.77	0.07	0.10	0.10
Total M & I	6.1	3.56	696	2.72	0.77	0.07	0.10	0.10
Inferred	43.3	3.14	4,367	2.41	0.65	0.07	0.10	0.08

(1)
A cut-off grade of 1.0 g/t 2PGE+Au was used for reporting resources as potential open pit less than 100m below surface. A 2.0 g/t 2PGE+Au cut-off grade is applied to all resource greater than 100m below surface, representing potential Underground resources.

(2)
The SK Reef deposits comprise of the individual Siika-Kämä, Kuohunki and Nutturalampi resources

(3)
Snowden completed the resource estimates for the Siika-Kämä and Nutturalampi resources to JORC Code standards and signed as independent qualified persons in accordance with NI 43-101. SRK Consulting South Africa completed the Kuohunki resource estimate to SAMREC standards. This estimate is certified by SRK Consulting and included in Snowden's CPR for the project.

(4)
Following the completion of the Transaction, Gold Fields International will hold a 100% interest in these mineral resources.

11.    Royalties

        IAMGold holds active and inactive royalty interests on mineral properties located in the Americas and Africa.

        Royalties are typically in the form of net smelter return ("NSR") royalties, but may also be net profit interest ("NPI") royalties or gross sales royalties. NSR royalties and gross sales royalties provide payments from revenues before the deduction of most of the operating expenses that have been incurred by the owner of the mine. NPI royalties provide payments based upon the net profits of the mine or the owner of the mine.

11.1    Significant Royalty Interests

        NI 43-101 contains certain requirements relating to disclosure of technical information in respect of material mineral projects, including a requirement that such information be based in certain cases upon a technical report or other information prepared by or under the supervision of a qualified person. Following the completion of the Transaction, the Lac de Gras Royalty and the Williams Royalty will not be considered material mineral projects within the meaning of NI 43-101. Information regarding these royalties is available in documents filed on SEDAR, in the case of the Lac de Gras Royalty, by Aber Diamond Corporation ("Aber"), a public company listed on the TSX, and in the case of the Williams Royalty, by either Teck Cominco Limited ("Teck Cominco"), a public company listed on the TSX, or Barrick, a company listed on the TSX and the NYSE.

        The following is a description of IAMGold's royalty interests. Following the completion of the Transaction, such royalty interests will be held by Gold Fields International.

11.2    Lac de Gras Diamond Royalty — Northwest Territories and Nunavut, Canada

        IAMGold holds a 1% royalty (the "Lac de Gras Royalty") in respect of diamond production from any claims staked by Dr. Christopher Jennings on his own behalf or on behalf of any person for whom Dr. Jennings acted as a consultant during the period from November 15, 1991 to November 15, 1992 in the Lac de Gras area of the Northwest Territories between longitude 108 degrees and 112 degrees west and between latitude 64 degrees and 65 degrees north. During the relevant time period, Dr. Jennings was involved in staking certain claims (the "Lac de Gras Claims") in the Mackenzie Mining District of the Northwest Territories and Nunavut which are subject to the Lac de Gras Royalty. The Lac de Gras Claims include the Diavik diamond property (the "Diavik Project") in which Aber owns a 40% interest and Diavik Diamond Mines Inc. ("DDM"), a wholly owned subsidiary of Rio Tinto plc, owns a 60% interest. Effective September 2003, Repadre (which subsequently merged with IAMGold) entered into a royalty agreement with Aber and DDM formalizing the foregoing 1% royalty in respect of the Diavik Project.

        The following technical data, including mineral resource and mineral reserve tables, have been extracted from Aber's annual information form dated June 9, 2004 on pages 15 through 29 and from Aber's other public disclosure. A qualified person from IAMGold has not reviewed the information nor has it been in a position to independently verify such information.

  The Diavik Project is located approximately 300 kilometres northeast of Yellowknife, Northwest Territories. The area has few communities and a harsh climate with average annual temperatures of minus 12 degrees Celsius, although operations are conducted year round. Access to the site is by aircraft to a 1,600 metres airstrip and a 425 kilometres ice road from Yellowknife, which is typically in operation during the period from February to March.

  The mineral resource at the Diavik Project is hosted within four kimberlite pipes located at Lac de Gras. The four kimberlite pipes are commonly referred to as A154 South, A154 North, A418 and A21. Three of the four kimberlite pipes were discovered in 1994 while the fourth was discovered in 1995. The kimberlites are Eocene aged volcanic complexes, hosted by late Archaean aged granitoid and metasedimentary rocks of the cratonic Slave Structural Province. The Archaean aged rocks are intruded by at least five Proterozoic diabase dyke swarms with the kimberlite diatremes cutting both the Archaean and Proterozoic aged rocks.

  The kimberlite pipes occur as steeply inclined to vertical cone-shaped intrusions with roughly circular to elliptical surface expressions which cover an area of less than two hectares. Mineralization within the kimberlite pipes comprises three broad classes, namely hypabyssal kimberlite, volcanic and epiclastic kimberlite and zenoliths. Diamonds occur within all kimberlite classes most commonly as disaggregated xenocrysts.

  The four kimberlite pipes have undergone mini-bulk sampling involving the extraction of large diameter core samples to determine diamond grades. The pipes have also been delineated by drilling to a depth of at least 400 metres. Pipe A154 South and A418 have been bulk sampled by underground excavation.

  The following table sets forth the estimated mineral reserves for the Diavik Project as of May 2000:

Category	Tonnes	Grade	Diamonds
	(Mt)	(carats/t)	(Mcarats)
Proved	13.5	4.6	61.7
Probable	12.2	3.7	44.9

Total mineral reserves(1)(2)	25.7	4.2	106.7

(1)
Based on a May 2000 feasibility study prepared for Aber by an independent consulting firm that incorporated a report on mineral reserves and mineral resources prepared by separate independent consulting firm, which was supervised by a qualified person.

(2)
Mineral reserves were calculated using average diamond values of $65 per carat.

  The following table sets forth the estimated measured and indicated mineral resources, including reserves, and inferred resources for the Diavik Project, as of May 2000:

Category	Tonnes	Grade	Diamonds
	(Mt)	(carats/t)	(Mcarats)
Measured	13.0	4.8	62.4
Indicated	18.1	3.4	61.5

Total measured and indicated mineral resources(1)(2)	31.1	4.0	123.9

Inferred mineral resources(1)(2)	6.3	2.4	15.1

(1)
Based on a May 2000 feasibility study prepared for Aber by an independent consulting firm that incorporated a report on mineral reserves and mineral resources prepared by separate independent consulting firm, which was supervised by a qualified person.

(2)
Using the JORC Code to a depth of 420 metres. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

  The Diavik Project's kimberlite pipes are located in shallow water and as such, dikes are used to provide access to the pipes and to create a safe working environment. The mine plan proposes open pit mining of all four kimberlite pipes. Pipes A154 South and A418 are also to be mined from underground. Based on a feasibility prepared by the manager of the Diavik Project, with results released by Aber in 1999, production is estimated at rates of 1.5 Mtpa. Pipe A154 would be mined for the first 10 years as an open pit. Pipe A418 would commence production in 2010 and continue to 2022. Pipe A21 would be mined between 2013 and 2019. Underground production from pipe A154 South is forecasted between 2015 and 2019.

  The Diavik Project is subject to environment requirements and conditions at both the federal and territorial levels. Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Northwest Territories requirements are administered by the Departments of Education, Culture and Employment; Resources, Wildlife and Economic Development; Transportation; and Workers Compensation Board — Prevention Services.

  The construction of the mining complex at the Diavik Project was completed in 2002 with initial production from the A-154 pit beginning in November 2003.

        As of December 31, 2003, IAMGold has received royalty revenue of US$2.1 million. The Lac de Gras Royalty represented $48.3 million on the consolidated balance sheet of IAMGold at December 31, 2003.

11.3    Williams Royalty — Ontario, Canada

        IAMGold owns 720 units of The Williams Royalty Trust (the "Williams Trust"), which has a 1% NSR royalty (the "Williams Royalty") on the minerals recovered from the Williams mine (the "Williams Mine"). The

Williams Mine is owned 50% by Barrick and 50% by Teck Cominco Limited ("Teck Cominco"). There are currently outstanding 1,000 units of the Williams Trust and, accordingly, IAMGold is, and, upon the completion of the Transaction, Gold Fields International will be, entitled to receive 72% of the Williams Royalty payments.

        The following technical data, including mineral resource and mineral reserve tables, have been extracted from Teck Cominco's annual information form dated February 20, 2004 on pages 43 and 44 and from Teck Cominco's 2003 annual report filed on SEDAR on April 1, 2004 on pages 24, 62 and 63. A qualified person from IAMGold has not reviewed the information nor has it been in a position to independently verify such information.

  The Williams Mine lies adjacent to the Trans-Canada Highway in the Hemlo district of Ontario. The mine operates throughout the year and the mill located at the Williams Mine processes ore from both the Williams Mine and the nearby David Bell Mine. Power for the operations is taken from the Ontario Hydro grid, and back-up standby diesel generators are available if required. Water requirements are sourced from Cedar Creek, and mine personnel live in nearby areas with the majority in Marathon, Ontario.

  The Williams Mine is located at the western end of a small east-west trending Archean Greenstone Belt known as the Hemlo zone and covers a surface area of approximately 270 hectares. The total length of the Hemlo zone covering three mines in the area, including the Williams mine, is over three kilometres. The orebody at the Williams Mine dips north at 60-70 degrees with widths varying from one metre to 45 metres.

  The following table sets forth the estimated mineral reserves for the Williams Mine as of December 2003:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Proved	17.2	3.0	1.6
Probable	12.3	2.7	1.1

Total mineral reserves(1)(2)	29.5	2.9	2.7

(1)
Classification of mineral reserve is consistent with the classification system prescribed in NI 43-101.

(2)
Mineral reserves were calculated using gold price of US$325 per ounce.

        The following table sets forth the estimated measured and indicated mineral resources, excluding mineral reserves, and inferred mineral resources for the Williams Mine, as of December 2003.

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Measured	1.7	2.5	0.1
Indicated	2.7	2.3	0.2

Total measured and indicated mineral resources(1)	4.4	2.4	0.3

Inferred mineral resources(1)	7.2	2.2	0.5

(1)
Classification of mineral resources is consistent with the classification system prescribed in NI 43-101. The mineral resource estimates above are reported separately from and are not aggregated with estimated mineral reserves. Mineral resources do not have demonstrated economic viability. Totals may not add due to rounding.

        The Williams Mine is primarily an underground operation with some open pit mining and has been operating since the fall of 1985. The underground mine is accessed by a 1,300 metres production shaft and mining being carried out by longhole stoping with delayed cemented rock backfill.

        The Williams Royalty represented US$5.4 million on the consolidated balance sheet of IAMGold at December 31, 2003.

11.4    Other Royalty Interests

        IAMGold owns and, following the completion of the Transaction, Gold Fields International will own, the following royalty interests.

        El Limón Royalty — Nicaragua:    A 3% NSR on the El Limón property located in the Limón Mining District of Nicaragua (the "El Limón Property") approximately 100 kilometres northwest of Managua. Glencairn Gold Corporation, a public company listed on the TSX, indirectly owns and operates the El Limón Property.

        Magistral Royalty — Mexico:    A sliding scale NSR royalty on the Magistral property in Mexico (the "Magistral Property") calculated initially at the rate of 1% until royalty payments in respect of 30,000 ounces of gold have been received, 3.5% on the next 350,000 ounces of gold and thereafter at a rate of 1%. The Magistral Property is held by Nevada Pacific Gold Ltd., a public company listed on the TSX.

        Don Mario Royalty — Bolivia:    A 3% NSR royalty on the Don Mario gold-copper property located 70 kilometres northeast of the village of San Juan in the province of Santa Cruz, Bolivia (the "Don Mario Property"). The Don Mario Property is indirectly owned by Orvana Minerals Corporation, a public company listed on the TSX Venture Exchange.

        Vueltas del Rio Royalty — Honduras:    A 2% NSR royalty from various properties located in northwestern Honduras (collectively, the "Vueltas Properties") held indirectly by Geomaque Explorations Ltd., a public company listed on the TSX. Royalty payments received in respect of base metals produced from the Vueltas Properties must be paid to a third party. In the case of gold, the royalty rate increases by 1% for each US$100 increase in the price of gold per ounce above US$400 per ounce to a maximum rate of 5%.

        Dolores Royalty — Mexico:    A 1.25% NSR royalty on gold produced from various properties located in the State of Chihuahua, Mexico indirectly owned by Minefinders Corporation Ltd., a public company listed on the TSX.

        Joe Mann Royalty — Canada:    A sliding scale NSR royalty on the Joe Mann property held indirectly by Campbell Resources Inc., a public company listed on the TSX. The royalty rate is 1.5% when the price of gold is US$325 per ounce or greater, increasing by one basis point for every US$1.00 increase in the price of gold above US$325 per ounce to a maximum rate of 2%. Once Cdn$500,000 has been received under the 1.5% royalty rate, the royalty rate will be reduce to 1% when the gold price is US$350 per ounce or greater.

11.5    Miscellaneous Royalties

        IAMGold holds and, upon completion of the Transaction, Gold Fields International will hold, a number of inactive royalties that are not reflected on its consolidated balance sheet of IAMGold at December 31, 2003. These royalties represent historical investments where a mine may not be developed, where reserves have been depleted or where an exploration property was converted into a royalty.

        The following table reflects the gross royalties recorded by IAMGold over the last three years:

	12 months to December 31
				6 months to June 30, 2004
Royalty (US$'000)	2001	2002	2003

Lac de Gras	—	—	2,134	2,508
Williams	737	768	1,050	458
El Limón	535	534	473	244
Magistral	—	—	90	72
Don Mario	—	—	182	140
Vueltas del Rio	—	223	323	163
Joe Mann	—	13	252	124

TOTAL	1,272	1,538	4,504	3,709

12.    Exploration Projects

        Gold Fields has an interest in numerous exploration properties managed through four regional offices: Oxford (covering African and Eurasia), Perth (covering Australiasia), Denver (covering North America) and Santiago (covering South America). IAMGold has interests in various exploration properties. Set out below is a description of the interests which will, following completion of the Transaction, be held by Gold Fields International, being:

  (a)
  those interests in exploration projects contributed by Gold Fields pursuant to the Transaction; and

  (b)
  those interests currently held by IAMGold.

13.    Interests in Exploration Projects Contributed by Gold Fields

13.1    Burkina Faso

  Essakan Joint Venture

        The Essakan exploration project (the "Essakan Project") is located in the north eastern part of Burkina Faso in West Africa. Gold Fields, through its subsidiary Orogen, subscribed for 2.5 million shares of Orezone Resources Inc. ("Orezone") at Cdn$0.20 per share (Cdn$500,000) for the exclusive right to joint venture the Essakan Project in July 2002. Gold Fields can earn 50% of the Essakan Project by spending US$8 million over five years (minimum of US$1 million per year). Gold Fields can earn a further 10% (total 60%) by completing a bankable feasibility study ("BFS"). After the BFS, Orezone can either participate pro-rata or it can allow Gold Fields to arrange project finance for an additional 10% (total 70%).

        The target on the Essakan Project is a resource that is located in several orebodies and that is possibly mineable by open cast methods, with grades in excess of 2.5 g/t at low (<3:1) stripping ratios within proximity to a central milling facility. The geologic model is a Birimian orogenic disseminated gold deposit. A shallow underground resource would also be considered if adequate grade over mineable widths are discovered.

        The following table sets forth the expenditures and the uses of funds at the Essakan Project:

Date	Expenditure	Use of Funds

March 2002	US$300,000	Secured the right to joint venture with subscription in Private Placement.

July 2002 – June 2003	US$1,000,000	Acquired airborne geophysics, completed regolith mapping, regional and some follow up geochemical survey on 15 new targets identified, scout RC drilling on Essakan North, Bom Kodjélé, Tassiri and Falagountou targets, limited drilling to confirm style, geometry and orientation of mineralization at Essakan Main target.

July 2003 – June 2004	US$1,632,000	Completed very extensive and aggressive planned drilling and ground geophysics programs. Positive results highlighted potential for increasing the resource at Essakan Main, identified significant additional resource potential at Essakan North, Falagountou and Sokadie as well as potential for low-grade, high tonnage heap leach potential at Gossey and Korizena.

July 2004 – present	US$1,313,753	Commenced follow-up drilling on Essakan Main Zone (the "EMZ"), including infill and extension along strike and down dip of the current modelled resource, definition and extension drilling at Sokadie, Falagountou and Gossey. Completed first pass metallurgical test work.

TOTAL	US$4,245,753

        April 2004 drilling to test the down plunge extension of the oreshoot at Essakan Main has yielded significant results, including: 36 metres at 23 g/t, 11 metres at 7.4 g/t, 30 metres at 2.99 g/t, 18 metres at 3.59 g/t and 18 metres at 11.69 g/t. These results indicate the potential for a significant increase in resources at the EMZ. At Falangountou, drilling has extended potential over 400 metres, still open to the south. Detailed drilling has confirmed the initial success at Essakan North, Sokadie, Gossey and Korizena.

        On August 3, 2004 Gold Fields and Orezone announced an increase in the resource estimate for the EMZ:

  •
  Indicated Resources: 30.5 million tonnes at 1.95 g/t for a total of 1.9 million ounces (cut-off 1.0 g/t)

  •
  Inferred Resources: 4.4 million tonnes at 2.00 g/t for a total of 0.3 million ounces (cut-off 1.0 g/t)

        The resource numbers were increased from those previously reported (Indicated: 18.9 million tonnes at 2.14 g/t for a total of 1.3 million ounces; and Inferred Resources: 5.2 million tonnes at 1.8 g/t for a total of 0.29 million ounces, both at a 1.0 g/t cut off) and are the result of geological re-modelling and subsequent revision of resource estimates after drilling confirmed a north north-east plunging high-grade core to the EMZ. The higher grade zones exhibit reasonable continuity in longitudinal section and can be correlated from section to section. Additional drilling along extensions of these higher grade zones is expected to further enhance resources.

        Preliminary metallurgical test work was carried out on composite saprolitic and fresh arenite-hosted ore from the EMZ. Overall recoveries for both fresh and saprolitic ore were very good (>95%), with a high proportion of the gold reporting to a gravity concentrate and the remainder being extracted by CIL with favourable kinetics. A high nugget effect was highlighted and this will be addressed in any further resource estimation work as well as future metallurgical test work.

13.2    Ghana

  Bibiani Project

        The Bibiani exploration project (the "Bibiani Project") is located in Western Ghana in the Bibiani Gold Belt. In March 2001, Gyata Exploration Limited ("Gyata"), an indirect wholly-owned subsidiary of Orogen, acquired a 100% interest in the Bibiani Reconnaissance Licence from Anmercosa Exploration (Ghana) Ltd. ("Anmercosa"), a subsidiary of Anglo American plc, for a cash payment of US$200,000 and a 2% royalty on the NSR. An additional US$200,000 was paid to acquire Anmercosa's Ghanaian exploration database.

        The target on the Bibiani Project is a Birimian orogenic gold deposit that is mineable by open cast methods. The target is located in several orebodies, similar to Newmont's multiple deposits making up its Ahafo project, which is also located in the Bibiani Belt.

        The following table sets forth the expenditures and the uses of funds at the Bibiani Project:

Date	Expenditure	Use of Funds

June 2001 – February 2002	US$388,600	Completed regional soil geochemistry over the 15 identified targets and followed up with infill on four of the priority targets, identifying Mampehia and Tanoso Prospects for drilling.

March 2002 – September 2002	US$553,000	Completed Phase one scout RC drilling over Mampehia and Tanoso with results showing potential strike extent of 2.5 kilometres and 7 kilometres of potential, respectively. Added three more regional targets for follow up, including Bomaa.

October 2002 – December 2003	US$794,240	Completed soil geochemistry programs and Phase 2 and 3 RC drilling at Mampehia and Phase 2 at Tanoso. Added Kukuom, Mampehia East and Akrodie properties to the Bibiani Project.

January 2004 – present	US$2,234,760	Aggressive diamond and RC drilling campaigns commenced at Tanoso (Phase 3), Bomaa (Phase 1) and Mampehia (Phase 4). To date 434 diamond drill and RC drill holes for 35,355 metres have been completed at Mampehia, 86 RC drill holes at Tanaso for 5,485 metres and 15 RC drill holes at Bomaa for 916 metres.

TOTAL	US$3,970,600

        By July 2004, an aggressive drilling campaign was completed on the Mampehia, Tanoso and Bomaa prospects. Results at Tanaso returned low-grade intersections over reasonable widths, while results at Bomaa were disappointing. Phase 4 drilling at Mampehia achieved additional significant intersections.

13.3    Guinea

  Mansounia Project

        The Mansounia joint venture project (the "Mansounia Project") is located in east central Guinea. Gold Fields, through its subsidiary Gold Fields Guinea (BVI) Limited ("GF Guinea"), committed to US$200,000 in exploration spending, on acceptance of an Indicative Offer by Afminex Ltd ("Afminex"), an Australian Stock Exchange listed company, during May 2003. GF Guinea, Afminex, N'Famoussa Kaba and Siaka Kaba subsequently entered into a farm-in and exploration joint venture agreement in March 2004 in respect of the Mansounia Project, which secured for Gold Fields the exclusive right to earn a 60% undivided interest in the property by spending US$1.5 million over three years. Gold Fields can earn an additional 8% undivided interest (for a total 68%) by completing a BFS, subject to a maximum expenditure commitment of US$6.0 million. If Afminex and its local partners, N' Famousa Kaba and Siaka Kaba, elect not to contribute their pro-rata costs to development, they would dilute to an aggregate 8% net profits interest ("NPI"), leaving Gold Fields with an 85% interest and the Government of Guinea with a 15% free carried interest.

        The target on the Mansounia Project is a resource that is most likely located in several orebodies, and is most likely similar to other Birimian orogenic gold deposits. Target analogues include Sadiola, Morila, Tongon and Siguiri all located in West Africa.

        The following table sets forth the expenditures and the uses of funds at the Mansounia Project:

Date	Expenditure	Use of Funds

September 2003 – November 2003	US$85,250	Refunded Afminex for spend on geochemical sampling since March 2003 in accordance with agreements, and set up logistics in country. An airborne geophysical survey contract was concluded.

December 2003 – January 2004	US$138,700	Completed 2,878.5 metres of rotary air blast ("RAB") drilling over a portion of the main geochemical anomaly.

February 2004 – present	US$326,600	Phase 2 follow up RC drilling comprising 38 RC holes for 3,252 metres was completed before being stopped by the onset of the rainy season. The remainder of the 10,300 metres program will be completed as soon as conditions permit access.

TOTAL	US$550,550

        By July 2004, a helicopter-borne geophysical survey over a selected portion of the licence was completed, as was a first pass soil geochemistry over a target zone which defined gold anomalism over five kilometres of strike length. The anomaly was tested through a rotary air blast drilling program and this testing confirmed a wide (50 metres to 150 metres) low-grade (>0.5 g/t) saprolite anomaly coincident with a structure along the contact between intermediate lavas and vocanoclastics. This target has been the focus of follow-up RC drilling which was curtailed by the onset of the rainy season. In addition, the geophysical work highlights a zone of magnetic destruction coincident with a northwest trending structure that is being extensively worked by artisanal miners.

13.4    Italy

  Monte Ollesteddu Joint Venture

        The Monte Ollesteddu project (the "Monte Ollesteddu Project") is located on the south eastern part of the island of Sardinia. The project was owned by Gold Mines of Sardinia Plc. ("GMS") which merged with Medoro Resources Limited to become Medoro Resources Limited. Previous attempts to explore the Monte Ollesteddu Project (by Homestake Mining Company in a joint venture with GMS) were hindered by difficulties in obtaining permits to drill and work within a military reserve which surrounds the Monte Ollesteddu Project. In March 2004, Gold Fields, through Orogen, entered into an option, assignment and assumption agreement with Bolivar Gold Corp ("Bolivar") by which Gold Fields became entitled to certain of the rights of Bolivar to the Monte Ollesteddu Project, which are governed under a separate agreement with GMS. The agreement, between Bolivar and Orogen, provides that Orogen can earn a 40% interest in Bolivar's joint venture with GMS, which holds the Monte Ollesteddu Project, by sole funding all exploration costs and by completing a pre-feasibility study within a six year period, and an additional 20% interest in the Monte Ollesteddu Project by completing a BFS. An amount of US$50,000 is payable to Bolivar on signing the joint venture agreement. As part of this arrangement, Gold Fields acquired 10 million Medoro shares at Cdn$0.35 per share for a total consideration of Cdn$3.5 million.

        The following table sets forth the expenditures and the uses of funds at the Monte Ollesteddu Project:

Date	Expenditure	Use of Funds

Fiscal 2004	US$3,596,761	Placement completed and five month exploration budget for US$895,310 to cover 3,000 metres of Phase 1 drilling and extension to surface sampling at the project by end fiscal 2004.

Fiscal 2004	US$500,000	Approval for funding approved to fund ongoing drill program.

TOTAL	US$4,096,761

        Drilling commenced at the Monte Ollesteddu Joint Venture during August 2004 and was terminated on September 17, 2004, so that drilling equipment could be removed and drill sites rehabilitated by September 24,

2004, the date stipulated by the Italian military authority in Rome. During the five weeks that drilling was permitted, 12 diamond drill holes and six short RC boreholes were completed for a total of 2,138 metres. Sample submittal to the SGS Lakefield Research Africa (Pty) Ltd has been slow due to the hard nature of the rock, which has slowed the core cutting necessary for sampling. Four drill machines were deployed to ensure that the program was well advanced before September 24, 2004. The initial Phase 1 program provided for 3,000 metres of diamond drilling and was designed to provide a clear understanding of the geometry of the mineralized structures. All drill holes to date have intersected encouraging widths of quartz-sulphide veining and several occurrences of visible gold were observed (assays are outstanding).

13.5    Indonesia

  Nabire Bakti Joint Venture

        Gold Fields' interests in the Nabire Bakti joint venture (the "Nabire Bakti Joint Venture") are held via wholly owned subsidiaries Felstone Investments Pty Ltd. ("FIPL") and Minsaco Exploration Pty Ltd. The project was transferred to Gold Fields following the 1998 merger between Gencor and Gold Fields of South Africa Ltd. which results in the formation of Gold Fields. In December 1991, the PT Nabire Bakti Mining joint venture Contract of Work, which covers an area of 824,581 hectares in West Papua, Indonesia, was signed, with ownership ratios of the Nabire Bakti Joint Venture at 90% for the foreign partners ("EGPL") and 10% for the local partner, PT. Dharma Bakti Cirendeu. The foreign ownership entity, EGPL, involved Gencor entering into a joint venture deal with BGMR, then termed Lasource (now COGEMA) and Newcrest. Gencor spent US$25,472,966 prior to 1998, earning-in to a majority interest in the foreign portion (90%) of the Nabire Bakti Joint Venture. Following the Gencor-Gold Fields merger, Freeport McMoran and RTZ entered the project with Gold Fields jointly buying out Lasource/COGEMA's interest in EGPL, spending US$4,561,444 to acquire its share of Lasource holding.

        Since 1999 Freeport/RTZ has acted as operator through their service company PT. Mineserve International and as at the end of December 2003, the total project spend (Gencor, Gold Fields and Freeport) stood at US$56 million resulting in current ownership of the Nabire Bakti Joint Venture residing with Rio Tinto (24.0%), Freeport McMoran Copper & Gold Inc (36.1%), and Gold Fields (39.9%), held through FIPL, and PT. Dharma Bakti Cirendeu (10%). Freeport-RTZ is currently earning a 70% interest in EGPL's 90% holding in the Indonesian company, Nabire Bakti Joint Venture, by spending towards a required US$21 million earn-in commitment. All expense since the 2000 commencement of a "suspension of CoW" has been limited to annual holding costs taxes.

        The Nabire Bakti Joint Venture is now in its final "Feasibility Stage" and the three required phases of relinquishment have been completed resulting in a reduction of the total area held to 199,504 hectares. Since late 1999, the Nabire Bakti Joint Venture has been under suspension due to continued security concerns in West Papua. The project comprises two main exploration areas known as Block I and Block II, located in the Central Highlands, west of the Grasberg deposit. The Nabire Bakti Joint Venture targets porphyry copper-gold, skarn copper-gold, high sulphidation copper-gold and replacement gold style targets.

        Within Block II, the Komopa-Dawagu region hosts the only large magnetic anomaly in all of West Papua that is similar in size and intensity to the Grasberg anomaly. The Komopa-Dawagu systems are situated at the intersection between northeast and east south-east structures, which is identical to the structural orientation that controls Grasberg. In addition, several high sulphidation targets occur along a prominent northeast structure and are designated as the Ipowo, Komopa Lithocap and Komopa Limestone targets. The Ipowo targets are an advanced argillic alteration system identified by mapping and interesting narrow gold drill intercepts. All of the high sulphidation targets have been tested only with limited drilling and a number of significant gold geochemical anomalies peripherial to the main intrusive centres require follow-up and drilling. The Komopa Porphyry is a subvolcanic intrusion with an associated, well-defined circular hydrothermal alteration system. At Komopa, exploration is focussed on finding additional higher grade resources or large extensions of the known system. The Dawagu Porphyry to the east offers a variety of exploration targets, including skarns, porphyry stockwork mineralization in the centre of the system, and epithermal mineralization in the overlying epiclastic rocks. Drilling indicates that the alteration system associated with the New Guinea Limestone skarns is open to the east.

        To date, 301 diamond holes have been drilled totalling 53,000 metres. An in-situ estimated geologic resource for the Dawagu Prospect is approximately 372 million tonnes at 0.5% copper equivalent, while the Komopa Prospect is approximately 363 million tonnes at 0.5% copper equivalent (cut off grade of 0.3% copper equivalent). At current metal prices, and considering the development costs associated with a frontier region like West Papua, the mineralization identified so far lacks the size and grade to be economically significant.

        The following table sets forth the expenditures and the uses of funds at the Nabire Bakti Joint Venture:

Date	Expenditure	Use of Funds

Pre 1998	US$25,472,966	Funds expensed by Gencor prior to merger with Gold Fields of South Africa Ltd. to form Gold Fields.

1999	US$3,949,444	Gold Fields bought out then partner, Lasource, and introduced Rio Tinto & Freeport McMoran Copper & Gold Inc as new joint venture partners.

1999	US$612,000	Cash payment to Lasource as part of above deal, this cash payment not included in earn-in calculations.

TOTAL	US$30,034,410	Current — earn-in partners contributing, no expense to Gold Fields.

13.6    Australia

  Central Victoria Joint Venture

        This project (the "Central Victoria Project") is situated in central Victoria, Australia and consists of two separate joint ventures between Gold Fields, through its subsidiary Gold Fields Australasia Pty Ltd ("GFA"), and two junior companies, Range River Gold N.L. ("Range River") and Pacrim Energy (Malanti Pty Ltd), together with one tenement held 100% by GFA (EL4742). Gold Fields can earn a 75% project interest in the joint venture tenements by spending AU$2 million in exploration on Range River's Summerfield project (the "Summerfield Project") and by spending AU$2.5 million in exploration on Malanti's Fosterville East Project, both over a four-year time frame. Kenley Investments Pty Ltd has a free 5% carried interest in the Summerfield Project.

        The Central Victoria Project targets an Ordovician sediment hosted orogenic gold deposit under shallow cover and along the strike of the Central Victorian gold fields that produced over 50 million ounces. Analogues to this style of deposit include Fosterville, Bendigo, Stawell and Ballarat.

        The following table sets forth the expenditures and the uses of funds at the Central Victoria Project:

Date	Expenditure	Use of Funds

May 2003 – present	AU$561,000	Approval for Expenditure approved May 30, 2003, aimed at definition of significant gold anomalies for bedrock testing.

TOTAL	AU$561,000	Currently forecasting a new budget for AU$750,000 to drill test anomalies.

        First pass soil sampling on areas of predicted shallow cover has been completed on Fosterville East JV (EL 4553-54) ("Fosterville East") and 100% Gold Fields ground, followed by air core drill testing of coincident soil and conceptual targets on Fosterville East and Gold Fields ground. This drilling identified a 1.3 kilometres long gold anomaly on the 100% Gold Fields tenement, the Lockington Prospect, which is the subject of current in fill and extension drilling.

  Crush Creek Joint Venture

        The Crush Creek joint venture (the "Crush Creek Project") is situated in northeast Queensland, Australia. In April 2002, following evaluation and drill testing by Gold Fields, through its wholly owned subsidiary Gold

Fields Australasia Pty Ltd ("GFA"), a decision was made to divest the Crush Creek Project to Conquest Mining Limited ("Conquest"), an Australian Stock Exchange listed company. An agreement was entered into between Coquest and GFA which resulted in Conquest taking a 40% stake in the Crush Creek Project in return for six million full paid ordinary shares and six million options of Conquest, together with AU$300,000 in cash. Conquest may, in terms of the agreement, earn an additional 40% equity through funding AU$1.28 million and the transfer of an additional AU$120,000 in Conquest stock to Gold Fields before May 2005.

        Conquest is targeting Pajingo-style mineralization in the form of multiple high-grade epithermal vein targets. As at May 2004, Conquest had spent AU$900,000.

        The following table sets forth the expenditures and the uses of funds at the Crush Creek Project:

Date	Expenditure	Use of Funds

July 2000	AU$1,000,000	Gold Fields purchased project from Resolute Mining (Resolute total project expenditure AU$750,000). Earlier work by CRA Exploration, MIM Exploration and Battle Mountain.

July 2000 – May 2002	AU$2,200,000	GFA completed regional targeting, prospect follow-up and drill tested priority targets. Early 2002 decision to divest asset.

May 2002 – present	Nil	Conquest continues work, having spent AU$900,000.

TOTAL	AU$3,200,000

  East Lachlan Alliance

        The East Lachlan Alliance project (the "ELA Project") is situated in New South Wales, Australia. The ELA Project joint venture agreement, signed in May 2004, is designed to focus on project generation activities, with partner Geoinformatics Exploration Pty Ltd ("Geoinformatics") and its subsidiary Clancy Exploration Pty Ltd, applying cutting edge data analysis techniques in conjunction with input from Gold Fields via its subsidiary, GFA. Gold Fields is committed to spend AU$1 million on the ELA Project over a period of 30 months, equalling Geoinformatics' prior expenditure, and earning it the right to select and then operate high quality targets generated by the team. At each selected project, Gold Fields can then earn 75% by spending the first AU$1 million on exploration. Gold Fields can also move to a 100% interest giving a 2.5% NSR royalty to Geoinformatics under certain financing scenarios.

        The ELA Project covers fifteen 1:250,000 map sheets but can be expanded should the partners wish. On all targets generated, but subsequently not selected by Gold Fields, Gold Fields retains a back-in right to earn 60% by compensating twice the previous expenditure by either Geoinformatics or a new third party.

        The following table sets forth the expenditures and the uses of funds at the ELA Project:

Date	Expenditure	Use of Funds

April 2004		Approval for expenditure approved for AU$500,000.

July 2004 – present	AU$500,000	Funding of collaborative generative effort with Geoinformatics as manager.

TOTAL	AU$500,000

        The ELA Project will target Ordovician-aged alkali porphyry gold-copper deposits similar to Cadia-Ridgeway (23 million ounces) and Cowal (5 million ounces), as well as disseminated orogenic gold deposits as a secondary target.

13.7    China

  Fujian Joint Venture

        Gold Fields, through its subsidiary Gold Fields Fujian (BVI) Ltd, has set up a new foreign joint venture company with Fujian Zijin Investment Co. Ltd ("Zijin"), owner/operator of the People's Republic of China's largest single gold mine, Zijinshan. The joint venture is aimed at exploration for similar style high-sulphidation epithermal gold-copper deposits in the remainder of Fujian province, China, and also allows the two companies to co-operate elsewhere in China. Gold Fields will contribute US$500,000 as part of the initial capital contribution to the joint venture company, earning 60% as a result. No expenditure has been incurred to date, as the new joint venture company is still progressing through the business approval process in China.

  Shandong Generative Joint Venture

        Gold Fields, through its wholly-owned subsidiaries Gold Fields China (BVI) Ltd and GFA, entered into a 50:50 joint venture with Sino Gold Limited ("Sino Gold"), an Australian Stock Exchange listed company, in October 2002. The unincorporated joint venture is operated from an exploration office in the Chinese city of Qingdao, Shandong province, and is aimed at project generation and business development activities in the well-endowed Jiaodong gold field, China's highest gold production region. Gold Fields has contributed just under AU$1 million to the exploration running costs of this joint venture program. The agreement provides that once an exploration target has been identified, Orogen will enter into a shareholders agreement with Sino Gold, incorporating a special purpose vehicle in the British Virgin Islands, which will then acquire shares in or establish a Chinese company, which will hold the title to exploration tenements to be explored in China.

        Both companies have pre-emptive rights if one party wishes to divest. The collaboration has delivered two active projects to date, the Shandong Heishan Ludi Joint Venture (the "SHL JV") and the Shandong Zhengyuan Joint Venture (the "SZ JV"), described below:

  Shandong Heishan Ludi Joint Venture

        As a result of the arrangement described above, Gold Fields, through its wholly-owned subsidiary Orogen, has entered into a shareholders deed with Sino Gold regulating their activities in relation to the Shandong Heishan Ludi Property. Pursuant to such shareholders deed, Sino Gold Fields SPD Limited has been incorporated, which entity is owned 50:50 by Gold Fields and Sino Gold. Gold Fields has the right to increase its interest up to a maximum of 80% in any project generated via two mechanisms:

  •
  Following expenditure of AU$4 million, a once only election to earn an extra 30% by funding 100% of project expenditure. Funds advanced to be recouped through 90% of Sino Gold's share of cash flow from commercial production.

  •
  Following completion of the BFS or AU$15 million in expenditure, Gold Fields can elect to earn an extra 25% by funding Sino Gold's share of development.

        The SHL JV is a co-operative joint venture split 70:30 between Sino Gold Fields SPD (BVI) Ltd ("SGFSPD") and the Shandong Bureau of Geo-Mineral Exploration and Development ("SBGMR"). The company formed by the SHL JV is called Shandong Sino Gold Fields Ludi Ltd ("SSGFLL") and is a fully approved and licensed Sino Foreign Joint Venture under China's foreign direct investment laws and regulations.

        The equity share of Gold Fields in the SHL JV is 35% and Gold Fields retains the right to increase its share, as described above. Under the SHL JV articles, both Sino Gold and Gold Fields are each required to contribute half of US$991,000 towards a total capital investment of US$1,415,000 during the first exploration phase. SBGMR has contributed the exploration licenses, representing 30% of the equity in SSGFLL.

        The following table sets forth the expenditures and the uses of funds at the SHL JV:

Date	Expenditure	Use of Funds

May 2004		Approval for expenditure approved for US$189,390.

July 2004	US$60,000	Business registration and initial geophysical testing.

August 2004	US$90,100	Drill testing of chargeability anomaly.

TOTAL	US$150,100

        The SHL JV exploration program is focussed on the Heishan tenement, located four kilometres along a strike to the northeast of the Taishang deposit (3 million ounces), a blind alteration style orogenic gold deposit hosted on the Potouqing Fault. The target zone is 2.3 kilometres long and 20 metres - 140 metres wide. Previous work by SBGMR intersected narrow, low-grade gold mineralization in surface trenches and in two diamond drill holes. Preliminary results from a gradient array induced polarisation survey conducted by the SHL JV indicated that there is a chargeability anomaly of 1,000 metres by 400 metres situated at about 400 metres - 500 metres depth southeast along the projection of the Potouqing Fault. The ground magnetic and resistivity results confirm the mapped surface geology. Drill testing will commence soon.

  Shandong Zhengyuan Joint Venture

        Gold Fields, through its wholly-owned subsidiary Orogen, has furthermore entered into a shareholders deed with Sino Gold regulating their activities in relation to the Shandong Zhengyuan Property. Pursuant to such shareholders deed, Sino Gold Fields SEL Limited ("SGFSEL") has been incorporated, which entity is owned 50:50 by Gold Fields and Sino Gold. Gold Fields, however, has the right to increase its interest up to a maximum of 80% as per the provisions in the preceding section.

        The SZ JV is a co-operative joint venture split 80:20 between SGFSEL and the Shandong MMI Zhengyuan Exploration group ("MMI"). The company formed by the SZ JV is called Shandong Sino Gold Fields Zhengyuan Ltd and is being approved as a Sino Foreign Joint Venture under China's foreign direct investment laws and regulations.

        The equity share of Gold Fields in the SZ JV is 40%, being half of SGFSEL's 80% interest, and may be increase as described above. The total capital of the SZ JV will be US$2,410,000, based on the independent valuation performed as required by Chinese legislation. The SGFSEL component is US$1,930,000, representing the agreed 80% interest in the SZ JV. To date, no funds have been expensed pending business licence approval and grant by the Chinese authorities.

        The target of the SZ JV, the Sandi Project, covers an area of 55 square kilometres as a single exploration licence that was granted to MMI (No #3 Brigade). The tenement is located two kilometres south west of the 1.5 million ounce Dazhuangzi Deposit, and 15 kilometres west of the western margin of the Linglong Granite, an important control on the location gold deposits in Shandong. A proposed work program includes high resolution ground magnetics, Induced Polarisation apparent resistivity and chargeability surveys conducted over an area of 40 square kilometres, seeking to delineate targets worthy of drill testing.

13.8    Canada

  Committee Bay Project

        The Committee Bay project (the "Committee Bay Project") is a joint venture with Committee Bay Resources Ltd. ("CBR") which covers a 270 kilometres-long Archean greenstone belt by the same name, located in Nunavut Territory in northeastern Canada. In February 2003, Gold Fields, through its wholly-owned subsidiary Gold Fields Exploration BV ("GFEBV") entered into a joint venture agreement with CBR to earn up to an undivided 75% interest in the Committee Bay Project. Terms of the joint venture agreement called for Gold Fields to spend US$5 million over four years to earn a 55% interest in the Committee Bay Project, with US$750,000 committed in the first year and minimum annual commitments of US$1 million in subsequent years. After earn-in, Gold Fields would also have the right to earn an additional 10% interest by spending an additional US$5 million over four years. Thereafter, CBR would have a one-time right to elect, within 120 days, to participate pro-rata, or to require Gold Fields to sole fund a BFS, whereby Gold Fields would then earn an additional 10% equity interest (total 75%). Upon signing of the joint venture agreement, GF Guernsey, a nominee affiliate of GFEBV, made an initial subscription to a placement of one million units of CBR at a price of Cdn$0.30 per unit (each unit consisting of one ordinary share and one full share purchase warrant valid for one year at an exercise price of Cdn$0.40 per share). GF Guernsey has the right to remain at its shareholding level in future financings. GF Guernsey's current shareholding in CBR totals 1,333,333 shares, which represented 5.13% of the outstanding shares of CBR as of the date of writing this Circular.

        Gold Fields vested its 55% interest in the Committee Bay Project in early August 2004 by spending a total of US$5 million in exploration. In late August 2004, Gold Fields informed CBR that it will not exercise its right to earn an additional interest in the Committee Bay Project. All expenditures will this be shared on a 55:45 pro-rata basis going forward.

        The target at the Committee Bay Project is a mineable resource in several ore bodies which could be processed by a central mill. The geologic models are a variety of Archean lode gold deposits, in particular those associated with folded banded iron formation ("BIF"). To date, some 28 million ounces of gold resources have been identified in five Archean greenstone belts (Lupin - Tundra; Hope Bay; George Lake; Meadowbank; and Meliadine), making Nunavut an emerging gold territory. Meadowbank and Meliadine are the two belts closest to Committee Bay, and have resources of 18.7 million tonnes at five g/t for three million ounces and 33 million tonnes at 6.55 g/t for 6.95 million ounces gold, respectively.

        The following table sets forth the expenditures and the uses of funds at the Committee Bay Project:

Date	Expenditure	Use of Funds

February 2003 – September 2003	US$750,000	Drilled 1,400 meters in 15 diamond drill holes at Three Bluffs and Inuk targets. Results from six holes at Three Bluffs extended high-grade near-surface mineralization some 200 metres east of previous drilling. Completed surface sampling, mapping to develop drilling targets on satellite prospects. Carried out regional till-anomaly follow-up work to generate new prospects.

May 2003 – September 2003	US$200,000	Used expand 2003 field program described above.

October 2003 – December 2003	US$380,000	Consolidate land status, full preparation for 2004 field program.

January 2004 – December 2004	US$5,960,000	Used for winter mobilization, camp construction and completion of 8,000 metres of spring & summer drilling at Three Bluffs and four satellite targets in addition to ongoing regional exploration to generate new targets for drill-testing in 2005. Funds were also used for helicopter magnetics and electromagnetics as well as ground magnetics, electromagnetics and induced polarization surveys over selected target areas. Actual drilling fell short of budget with only 6,786 metres completed in 47 diamond drill holes in 2004, mainly due to logistical and operational issues in spring program.

TOTAL	US$7,290,000

Expenditure to Date	US$6,560,000(1)	As of August 31, 2004

(1)
Note: CBR's 45% share of expenditures since the August 4, 2004 earn-in date are to be refunded to GFEBV. Expenditures through year-end are to be shared on a 55:45 pro-rata basis.

        Results of the 2004 drilling program at Three Bluffs (5,356 metres in 31 holes) delineated a coherent zone of mineralized BIF associated with a shallowly east-plunging upright isoclinal fold. Thickest and highest grade intercepts are present in the fold-hinge, with numerous intercepts having Grade by Thickness in excess of

+100 g-m, and several greater than 200 g-m. Narrower mineralized intervals and generally lower grades are associated with the steeply south-dipping limb environment. The fold-hinge mineralization terminates against a diorite intrusive to the east which limits the size potential. A single deep drill hole in 2004 was unsuccessful in intersecting an opposing synclinal fold hinge at depth. Geological modelling will be completed once final assays have been received in October 2004. A NI 43-101 compliant resource estimation will be made by CBR and audited by Roscoe Postle Associates Inc. Given the closely-spaced drilling over much of the Three Bluffs zone (between 30 metres by 30 metres to 60 metres by 60 metres), this resource estimate should be classified as largely measured and indicated.

        Disappointing results were received from initial drilling programs on four satellite targets drilled in 2004 (1,431 metres in 16 diamond drill holes). However, belt-wide prospecting and till-anomaly follow-up work has identified several promising new showings which will warrant further work and drilling in 2005.

13.9    Brazil

  Garrafao Joint Venture

        The Garrafao joint venture project (the "Garrafao JV") is located in Carajas district, Para State, Brazil. A joint venture non-binding heads of agreement was signed between Gold Fields, through its wholly owned subsidiary Gold Fields do Brasil Mineração Limitada ("GFdB"), and Noranda Exploração Mineral Limitada. ("Noranda") on August 1, 2003. Under the terms of the heads of agreement GFdB is required to spend a total of US$500,000 on Noranda properties within 30 months to earn a 60% interest, with a committed expenditure of US$80,000 on a first-year exploration program after a two-month due diligence. Once a total of US$2 million has been expended, a determination will be made as to whether the Garrafao JV is predominantly copper or gold based. Should the valuation indicate that copper accounts for y50% of the contained metals, Noranda will have the right to acquire an additional 20% interest in the Garrafao JV through solely funding the next US$2 million in exploration spending.

        The Garrafao JV has been set up to target Paleoproterozoic alteration zones associated with magmatic-hydrothermal Iron Oxide Copper Gold type deposits. Equivalent targets in this district are characterized by the Serra Pelada and Igarapé Bahia deposits.

        The following table sets forth the expenditures and the uses of funds at the Garrafao JV:

Date	Expenditure	Use of Funds

August 2003 – August 2004	US$383,000	Geological and legal due diligence; extended soil, laterite and rock sampling, ground geophysics, geological, regolith mapping and drill target definition. The first-pass 2,000 metres RC drilling program commenced in August, 2004; results are pending.

TOTAL	US$383,000

        A 2,000 metre RC drilling program commenced during August 2004, and to date 795 metres have been concluded in eight holes at two targets. A total of 840 samples have been sent for analysis, and all assays are currently pending. Initial indications show significant quantities of sulphides (up to 5% pyrite and 1% chalcopyrite) and albite-scapolite-amphibole-epidote alteration are encouraging in terms of the presence of possible copper-gold mineralization underneath the plateaus. After the drilling program is concluded, which is expected to occur by early October 2004, Gold Fields should complete the US$500,000 earn-in expenditure.

  Tapojos project

        The Tapajos project (the "Tapajos Project") is located in Para State, Northern Brazil. During 2003, Gold Fields, through its subsidiary GFdB, operated regional exploration entirely within its own mineral claims (150,000 hectares). Two targets were selected for detailed exploration (Bom Jardim and Botica) and one for detailed follow-up (Urubuquara).

        The Botica and Urubuquara projects are located within a national forest, and environmental access must be granted before further work is planned.

        At the Bom Jardim prospect, intermediate sulfidation-type mineralization has been identified. The Bom Jardim project is targeting paleoProterozoic volcanic-hosted, high or intermediate sulphidation oxide gold deposits, similar to Tertiary central Andean magmatic-arc equivalents with greater than five million ounces of gold and oxidized lateritic elluvium developed and enriched over such primary deposits. GFdB owns two exploration claims (approximately 20,000 hectares) in the Bom Jardim area and has applied for additional claims along the east and west extensions of the vein system. A small scale miner owns approximately 500 hectares (DNPM property 850.373/2000) along five kilometres of the Bom Jardim vein system. An earn-in deal of US$4.5 million over three years after feasibility, plus a 1% royalty to a US$2.5 million cap, is being negotiated for 100% control of this claim.

        The following table sets forth the expenditures and the uses of funds at the Tapajos Project:

Date	Expenditure	Use of Funds

May 2003 – February 2004	US$270,000	Completion of first pass follow-up on principal targets and the refinement of the exploration model.

March 2004 – April 2004	US$363,000	Follow-up at the Bom Jardim prospect using soil sampling, gold-flake counting, auger saprolite drilling confirming the broad presence of gold throughout the sampled nine kilometres – three kilometres grid; drillhole locations defined. Core drilling commenced late August, 2004.

TOTAL	US$633,000

        The Tapajos Project has accessed, at low cost, one of Brazil's primary gold provinces, permitting the identification of specific exploration criteria for immediate follow-up in mature and otherwise virgin exploration country. At Bom Jardim, extensive regional follow-up using soil sampling, gold-flake counting, auger saprolite drilling and gossan follow-up has led to the discovery of sub-cropping mineralization at a number of sites, confirming the broad presence of gold throughout the sampled nine kilometres – three kilometres grid, with local vein float that yield grades between 35 g/t and 113 g/t gold. The gold-rich veins are banded with quartz-sulfide veinlets (pyrite±chalcopyrite±sphalerite±galena), typical of intermediate-sulfidation lodes. Mineralization occurs at the interface between granitic/dioritic paleoproterozoic basement rocks and bimodal volcanic to subvolcanic cover.

        The Bom Jardim drill program started at end of August 2004, having drilled 590 metres to date with a single shift. All six drill holes confirm the presence of a broad alteration halo with quartz-carbonate micro veins. At Miritituba (west grid) a 4 metre channel sample across vertical saccaroidal quartz gossan returned 15.2 g/t gold, with indications of massive sulfide gossan fragments.

13.10    Venezuela

  El Callao joint venture

        On December 4, 2003, Gold Fields, through its wholly owned subsidiary Orogen, entered into a shareholders agreement (the "El Callao Joint Venture") with Bolivar, a Canadian-listed junior, to explore an extensive lease portfolio located in the highly endowed El Callao greenstone belt (Choco 1, 2, 9, 12, 13). Under the terms of agreement, the two companies will jointly acquire properties in the El Callao District on a 50:50 basis, by means of Venezuelan holding companies, with Bolivar being the operator. A separate earn-in agreement for the Choco 4 concession is currently being finalised with Bolivar. Gold Fields will fund 100% of the exploration costs to a BFS level, and will have the option to earn another 15% of any given project at BFS level by waiving the exploration loan to Bolivar.

        The El Callao Joint Venture has enabled Gold Fields to consolidate a significant area in the El Callao District, an under-explored, world-class gold camp, comprising 15,000 hectares of prospective tenements. Past production and current reserves from this immature camp is in excess of nine million ounces, with the majority of production dating back to the turn of the 20th century. The camp has the potential for discovery of bulk-tonnage, low-grade deposits such as Choco 10 (32 million tonnes at 1.7 g/t for 1.7 million ounces) and high-grade deposits such as Colombia (10.8 million tonnes at 15.7 g/t for 5.4 million ounces).

        Gold Fields has implemented an aggressive program to consolidate additional highly prospective concessions in the El Callao District; currently 34,000 hectares are under application. A number of advanced projects with the capacity to produce over 250,000 ounces of gold annually are being monitored and may present opportunities for acquisition and growth.

        An exploration program, focussed on advancing conceptual targets through to feasibility, is being implemented, including: regional structural interpretation; target generation and ranking to enable prioritisation of exploration activities; development and implementation of quality control systems; regional geochemical sampling on all joint venture concessions; regolith interpretation and generation of regolith landform maps; regional geological and structural mapping; infill geochemical sampling to define gold anomalies, and; currently planning to implement a reconnaissance drill program in late October 2004 to better define and test source of gold anomalism.

        Results from regional geochemical sampling have been positive, including definition of significant and consistent anomalies, in particular on Choco 2 concession. The majority of the anomalism is hosted in residual regolith indicative of a proximal origin of gold. On the north of this concession an extensive, tight anomaly in a favourable orientation typical of mineralization in the field, extends for in excess of two kilometres strike, and is supported by significant shearing and quartz veins identified during mapping. This anomaly has values up to three g/t gold. In the central east of Choco 2 a broad zone of anomalism, possibly comprising several variably oriented structures or a stockwork-style mineralization, occurs. Infill soil sampling is currently being completed to better define this broad area of gold anomalism.

        RC drilling is scheduled to commence in late October 2004 to better define and test the source of anomalism identified during soil sampling.

        The following table sets forth the expenditures and the uses of funds at the El Callao Joint Venture:

Date	Expenditure	Use of Funds

October 2003	US$12,750,000	Acquisition of shares, due-diligence and legal expenditures.

August 2004	US$952,000	Acquisition of the leases, legal expenditures, reconnaissance exploration and commencement of exploration.

TOTAL	US$13,702,000

13.11    Peru

  Puquio Joint Venture

        Gold Fields, through its subsidiary, Minera Gold Fields Peru S.A. ("MGFPSA") entered into a non-binding heads of agreement (the "Puquio Joint Venture") with Compañía de Minas Buenaventura S.A.A. ("BVN") effective June 17, 2003 to jointly explore an extensive area in southern Peru (the final agreement was signed on February 18, 2004). The Puquio Joint Venture is located in the Ayacucho Region of southern Peru and comprises an area of interest consisting of 29,000 square kilometres (the "Area of Interest"). Within the Area of Interest, BVN has mining claims over five prospect areas, including the Incapacha, Condoray, Incahuasi, Tampa-Tampa and Titanca projects included in the Puquio Joint Venture.

        The terms of the Puquio Joint Venture are divided into two parts:

(1)
BVN properties:    MGFPSA must expend on existing BVN properties within the Puquio Joint Venture area of interest a minimum of US$0.5 million per year and a total of US$2 million within four years to earn a 40% interest in the properties. MGFPSA can earn a 60% interest on a selected project by sole funding all expenses to a pre-feasibility study that defines a resource of greater that two million ounces of gold equivalent. If the result of the pre-feasibility study shows a resource less than two million ounces of gold equivalent, BVN will have the right to retain a 60% interest by diluting MGFPSA to 40%.

(2)
New properties:    Partners fund new project generation within the 29,000 square kilometres area of interest at a 60:40 ratio with a minimum combined expenditure US$0.2 million per year for two years. If a pre-feasibility study on any project shows less than two million ounces gold-equivalent, BVN may elect to earn up to 60% of that project by simple dilution of MGFPSA's interest.

        The Puquio Joint Venture is targeting Tertiary volcanic-hosted, high-sulfidation oxide gold deposits, similar to Yanacocha, Pierina or the Alto Chicama Deposits.

        The following table sets forth the expenditures and the uses of funds at the Puquio Joint Venture:

Date	Expenditure	Use of Funds

July 2003 – August 2004	US$792,000	BVN properties: Drill target definition and Phase-1 drilling (2,492 metres) completed at Incapacha. Target review was completed in the remainder of the projects and only the Incahuasi and Tampa Tampa prospects are recommended for first-pass drilling.
New properties: 90% of the Aster anomalies within the area of interest have been field checked and two new areas (Ñayca and Huascoto) were staked (6,000 hectares).

TOTAL	US$792,000

        BVN properties: The first target to be RC drill-tested was Incapacha, during early 2004. Results were negative. Target definition through mapping and sampling of all BVN properties has been completed. The only targets suggested for first pass drilling are Tampa-Tampa and Incahuasi. A program for early 2005 is being prepared.

        New properties: Regional reconnaissance has identified and staked two new prospect areas to date (6,000 hectares). Only the Ñayca prospect has had partial follow-up mapping and sampling, yielding a surface gold anomalous zone. Further work is required to motivate a drilling program for early 2005. Follow-up work at the Huascoto prospect is in progress. If warranted, this target will also be included in the early 2005 drill program.

  Chucapaca Project

        The Chucapaca project (the "Chucapaca Project") was discovered and staked by Gold Fields in May 2003, through its subsidiary MGFPSA, as a result of the ongoing Altiplano Project, as defined below, reconnaissance exploration in southern Peru. The Chucapaca Project is located in the Puno Gold Belt, where several recent discoveries of significant high-sulfidation gold-silver systems have been made. The Chucapaca Project is 100% Gold Fields-owned and consists of two concessions which total 1,200 hectares.

        The Chucapaca Project targets Tertiary volcanic-hosted high-sulfidation oxide gold deposits, similar to the Yanacocha, Pierina or Alto Chicama Deposits.

        The following table sets forth the expenditures and the uses of funds at the Chucapaca Project:

Date	Expenditure	Use of Funds

February 2001 – August 2004	US$271,000	Drill target definition, community relations, permitting and first-pass RC drilling (2,511 metres).

TOTAL	US$271,000

        A total of 2,511 metres were drilled using a RC rig in June 2004. This program intersected a variably mineralized/altered multistage high sulfidation system containing minor amounts of enargite, covellite and chalcocite. Most drill holes in the main system, centered over the Chucapaca peak, consistently returned wide intersections (95 metres - 240 metres) of homogenously uneconomic mineralized material (0.10 g/t - 0.22 g/t gold).

        A 300 hectares exploration claim was staked in July 2004 to cover an anomalous gold (0.26 g/t), silver (81.4 g/t), copper (0.06%), mercury (0.01%), lead (0.08%), antimony (0.08%), zinc (0.13%) peripheral zone. Mapping and sampling in August 2004 (250 rock chips) defined two upper zones of anomalous gold-silver-mercury-antimony and three peripheral zones of lead-zinc-silver (arsenic-antimony-barium-manganese) mineralization; 56 samples (22%) contain +100 ppb gold (max value: 1.1 g/t gold).

13.12    Chile

  Angelina JV Project (covering the Nado 1 to 27 exploration claims)

        Minera Meridian Limitada ("Meridian") entered into a joint venture agreement with wholly-owned Gold Fields subsidiary Gold Fields Chile Limitada ("GFCL") on February 5, 2004 (the "Angelina Joint Venture") to explore Gold Fields' 100% owned Nado 1 to 27 exploration properties located to the south southeast of the city of Antofagasta in the II region and 10 kilometres west of Meridian's El Peñon mine. Under the terms of the agreement, Meridian has a right to earn up to 80% on GFCL's properties. It can earn a 60% interest by expending a total of US$1.25 million in exploration within four years, with a committed expenditure of US$0.20 million in the first year. Once this exploration expenditure is met, Meridian has the right to elect to increase to 80%. If Meridian exercises this right, GFCL must elect to either receive a cash payment of US$1 million or the contribution of certain claims acquired in August 2004 by Meridian from Sociedad Química y Minera de Chile S.A. (Soquimich) to the joint venture company.

        Meridian is targeting low sulphidation lode deposits, similar to its El Peñon mine with greater than 2.5 million ounces of gold. Meridian focused in the southeast zone of the Nado properties, now the site of the Fortuna vein system discovery site.

        The following table sets forth the expenditures and the uses of funds at the Angelina Joint Venture:

Date	Expenditure	Use of Funds

February 2004 – June 2004	US$206,000	Geological mapping, trenching, drill target definition and first-pass RC drilling program (4,530 metres).

TOTAL	US$206,000

        Following the signing of the Angelina Joint Venture agreement, Meridian focused its exploration on the southeast zone of the Nado properties. A trenching program along the surface trace of a previously identified structure resulted in the discovery of the Fortuna vein system, encountering up to two metres of 4.08 g/t gold and 371 g/t silver in Trench 4. A 4,530 metre RC drill program was completed in July 2004 to test along strike and down dip of the Fortuna vein exposures. Of the 24 holes drilled, eight holes intersected high-grade gold and silver mineralization, defining at least one continuous ore shoot:

Hole No.	From	To	Interval	Horiz Width	Gold	Silver	Au-eq
	(meters)	(meters)	(meters)	(meters)	(g/t)	(g/t)	(g/t)
DT004	106	108	2m	1.66	3.18	669.5	13.46
DT007	93	99	6m	3.36	4.48	267.5	8.59
DT008	74	78	4m	2.56	16.13	1000	31.5
DT009	179	183	4m	2.87	24.08	1450	46.35
DT017	122	127	5m	4.24	126.97	8792.8	262.04
	131	141	10m	8.48	6.75	593.7	15.87
DT018	146	148	2m	1.97	3.49	414	9.85
DT019	90	92	2m	1.69	15.55	134	17.61
DT024	134	136	2m	1.75	16.05	1135	33.48

        The best mineral intercepts form a continuous 350-metre by 100-metre steeply dipping zone. Fence drilling more than 400 metres north of this continuous zone encountered a two metre interval in DT024 that contained 16.1 g/t gold and 1,135 g/t silver. This intercept is on trend with the main mineralized zones to the south. The

Fortuna vein remains open along strike and Meridian has indicated that exploration drilling will commence again in early October 2004.

  Altiplano Project

        The Altiplano project (the "Altiplano Project") is a greenfield program covering the Andean range between southern Peru and north central Chile.

        The Altiplano Project is focused on project generation for oxidized high-sulphidation systems in the Tertiary volcanic belt of the Andean Cordillera of southern Peru and northern Chile. The program also includes the gold province known as the Maricunga belt in northern Chile, which has endowment of greater than 40 million ounces with high-sulfidation and gold-rich porphyry deposits. The primary targets are similar to Yanacocha, Pierina or Alto Chicama.

        The following table sets forth the expenditures and the uses of funds at the Altiplano Project:

Date	Expenditure	Use of Funds

July 2001 – December 2002	US$234,000	Database acquisition including regional geology, TM Landsat imagery acquisition and fieldwork.

January 2003 – December 2003	US$240,000	Database acquisition of Aster imagery, regional structural interpretation, geologic mapping and land acquisition.

January 2004 – April 2004	US$158,000	Ongoing field work in southern Peru and northern Chile.

TOTAL	US$632,000

        In 2003, the Altiplano Project resulted in the initiation of the Puquio Joint Venture with BVN and the Chucapaca Project at the Puno region in Peru (both discussed above). Recently this program identified the Chantacollo prospect claimed by Gold Fields and the Anocarire and Plato de Sopa targets (in negotiation), all located in northern Chile.

        Chantacollo:    The Conaf permission is still pending to continue with the exploration activities. The target corresponds to dome-related high-sulfidation systems with potential to host gold mineralization in the contact zone between dacitic tuffs and the underlying volcaniclastic unit, nearby to dome-feeders as well as disseminated and structural-controlled mineralization in a quartz-alunite lithocap.

        Anocarire:    A more detailed geologic mapping is being completed in the high-priority western target in this property, located immediately outside of the Las Vicuñas Reserve. This property is centered on a deeply eroded strato-volcano with blind gold target(s) underlying and related to a steam-heated alteration blanket that partially surround a core dioritic intrusive. Negotiations with Andina Minerals, the owner of the claims that cover this prospect, are in progress.

        Plato de Sopa:    Negotiations with Sociedad Química y Minera de Chile S.A. ("Soquimich") are ongoing, and a final agreement should be completed shortly, it being only dependent on agreeing on the terms regarding a royalty. Gold Fields is proposing a sliding scaled royalty starting with 1% at a price below $350 per ounce and reaching 2% at a price of US$420 per ounce. Soquimich wants a fixed 2% NSR royalty. This property is a large hydrothermal system that has not been drilled. The extensive advanced-argillic alteration cap is highly prospective for blind high-sulfidation gold deposits that could meet Gold Fields' strategic objectives in the Andean region.

14.    Interests in Exploration Projects Currently Held by IAMGold

14.1    Senegal

        IAMGold spent $1.1 million on exploration on Bambadji and Daorala-Boto (the "Senegal Properties") in 2003 and has spent $0.6 million for exploration on the Senegal Properties in the first six months of 2004.

        The permits for the Senegal Properties currently cover a total surface area of 681 square kilometres along the Senegal-Mali border. Two additional permit areas, being the Safa Permit (384 square kilometres) and the Saroudia permit (376 square kilometres), were granted to IAMGold in August 2004. These permits are juxtaposed on the west side of the Bambadji and Daorala-Boto permit areas.

        The permits for the Senegal Properties are located in southeast Senegal, approximately 800 kilometres east-southeast of the capital and port city of Dakar. From Dakar, access is by paved road via the towns of Tambacounda and Kedougou and the village of Saraya and then a two hour drive on a dirt track to the property. Air strips are located at Tambacounda and Kedougou.

        Very little infrastructure exists within the immediate vicinity of Bambadji and, as a result, exploration activities require self-sustaining camps, communications, power and transport. An office, storage facilities and accommodations have been established in Dakar to support the project.

        Substantial exploration for iron, copper and gold has been carried out in eastern Senegal, and artisanal mining for gold continues. Alluvial gold mining was carried out along the Faleme River by La Compagnie des Mines de Faleme-Gambie from 1911 to 1950, with total production of approximately 2.8 tonnes of gold (87,000 ounces). Most of the post-World War II exploration in the vicinity of Bambadji has focused on exploration for copper and iron. From 1963 to 1969, BRGM carried out test pitting in the district, and gold was found in a number of places. Gold exploration was carried out by Soviet geologists from 1971 to 1973. Anmercosa Exploration Senegal (1993-1995) and Ashanti Goldfields Co Ltd (1995-1999) had joint ventures with IAMGold to explore the gold potential of the permits. Since 2000 the exploration campaigns have been funded and carried out by IAMGold.

        The permits for the Senegal Properties fall within the Kenieba-Kedougou Inlier of Birimian greenstones. The regional Senegal-Mali Fault Zone ("SMFZ"), which forms a structural corridor along the eastern side of the properties, runs north into Mali to pass by the Loulo, Sadiola and Yatela deposits. Splays from the SMFZ are believed to be important controls on gold mineralization.

        The properties are underlain by a package of sediments, volcanics, intrusives and iron hills. There are numerous faults and at least four phases of folding.

        Geological interpretation is made difficult due to various factors: (1) poor outcrop, (2) weathered rock (saprolite), (3) complex structures and faulting, (4) complex folding, and (5) alteration (carbonatization, albitization, tourmalinization, brecciation).

        Numerous pits and trenches on identified geochemical anomalies have been excavated. Rotary air blast, air core, RC, and diamond drilling (555 holes totalling 29,100 metres) has been completed. In 2003 and 2004, exploration continued to be focused on the structural corridor to the east of the regional Senegal-Mali fault system. A 12,000 metres/186 hole RC drill program, completed in May 2003, gave some of the most encouraging results ever obtained from the Bambadji project. The best results came from the structurally complex BA target, where significant mineralization was intersected in two areas 800 metres apart.

        At BA, the targets tested were adjacent to trenches 5 and 13, which had earlier returned results of 22 metres averaging 1.9 g/t gold and 30 metres averaging 2.9 g/t gold respectively (reported in the IAMGold press release of March 31, 2003).

        The 2003 drilling campaign at the Trench 5 zone of BA consisted of 2,565 metres in 27 RC holes, testing a strike length of 675 metres and a vertical depth of 90 metres (maximum). Multiple zones of mineralization, ranging from two to 42 metres in length and averaging above one gram per tonne gold, were encountered in the drill holes.

        The best results were recorded in the 135 metre strike length to the south of Trench 5. Some of the values from drill holes were significantly higher than those recorded from Trench 5, notably 10 metres averaging 16.1 g/t, 29 metres averaging 4.7 g/t and 42 metres averaging 3.8 g/t. Continuity along strike, beyond the 135 metre strike length referred to above, has not been demonstrated. This may be due to the effects of folding and/or faulting, both of which occur in the area but which are not fully understood.

        In June and July 2004, seven diamond drill holes totalling 1,099 metres were put down in the BA area. The remainder of this 3,000 metre drill program will be completed in November 2004 following the rainy season.

        In the Trench 13 zone at BA, which lies 800 metres to the south west of Trench 5, follow-up rotary air blast drilling in 2002 on two fence lines north and south of the trench intersected various zones of good mineralization.

        The 2003 RC drill program on the Trench 13 zone consisted of 1545 metres in 23 holes on six section lines in order to follow-up on the encouraging rotary air blast results. This program produced good results from a hole below Trench 13, notably 36 metres averaging 3.7 g/t, and 50 metres to the north of the trench (28 metres averaging 2.0 g/t). Continuity along strike has not been established.

        In the GF area, the association of a 1.3 kilometre long geochemical anomaly with a major shear zone and strong albite alteration led to an initial rotary air blast drill program in late 2002 which gave some encouraging results. The best results were 20 metres averaging 2.8 g/t and 16 metres averaging 2.5 g/t. In 2003, these results were followed up by a program of RC drilling (10 holes). Relatively low-grade (1 to 1.5 g/t) gold mineralization over narrow intercepts (generally two metres) was encountered. The best intersection was six metres averaging 8.9 g/t.

        Seven hundred metres to the south of the GF area, an area of termite mound samples with anomalous gold values was tested by nine RC holes (590 metres). A number of short zones (generally two to six metres) averaging between one and two g/t were intersected. The best intersections were 30 metres averaging 2.1 g/t, 10 metres averaging 2.2 g/t, eight metres averaging 3.2 g/t and 12 metres averaging 2.3 g/t. No follow-up drilling at GF was carried out in 2004.

        The following table sets forth the expenditures and the uses of funds at the Senegal Properties:

Date	Expenditure	Use of Funds

1993 – 1995	US$7 million	Establish camp, purchase capital equipment, airphoto and satellite image interpretations, airborne geophysical surveys, reconnaissance geochemical surveys, field work, rotary air blast and diamond drilling.

1995 – 1999	US$4 million	Detailed geochemical surveys, ground geophysical surveys, field work, RC and diamond drilling.

2000 to present	US$5 million	Fill-in reconnaissance geochemical surveys, detailed soil and termite mound surveys, trenching and sampling, RC and diamond drilling.

TOTAL	US$16 million

14.2    Ecuador

        IAMGold spent $2.1 million on exploration in Ecuador in 2003. In the first half of 2004, IAMGold has spent $0.8 million on Ecuador projects.

  Quimsacocha Project

        The 12,500 hectare Quimsacocha project (the "Quimsacocha Project") is located in southern Ecuador, some 40 kilometres to the southwest of the city of Cuenca. It is accessible by a partly-paved road leading from the main paved highway between Cuenca and the port of Guayaquil. The Quimsacocha Project property is located in the Andes at an elevation varying between about 3,500 and 3,900 metres. The vegetation is sparse and typical of Andean vegetation above the treeline. The climate is generally cool throughout the year and can drop below freezing in the winter. Precipitation is mainly in the form of rain. The area is subject to strong winds.

        The Quimsacocha Project property is held 100% by IAMGold, but a former owner, COGEMA, holds a 5% net profits interest on any production from the Quimsacocha Project.

        A base metal stream sediment anomaly was identified by a United Nations reconnaissance exploration program in the late 1980s. COGEMA drilled 1,869 metres on vein and disseminated targets to test the gold potential of the property. In 1995, a joint venture between COGEMA, Newmont and TVX Gold Inc. drilled 7,581 metres in 82 core holes.

        Following geochemical sampling and reconnaissance mapping, IAMGold drilled 1,400 metres in six diamond drill holes in 2002. In 2003, IAMGold completed a second phase of drilling, consisting of 6,610 metres in 20 diamond drill holes.

        IAMGold is exploring a large epithermal gold system hosted within metavolcanics adjacent to a large diatreme intrusive. The principal targets of the 2003 drilling were quartz veins hosting high-grade gold mineralization associated with silver and copper in the D1 area within the metavolcanics, as well as a lesser amount of drilling in and along the diatreme intrusive.

        Moderate to high values of gold, silver and copper were encountered in seven out of eight holes which intersected seven veins in the D1 area. The quartz veins at the Quimsacocha Project are covered by a thin layer of overburden, which, together with a lack of geophysical response of the veins, makes it difficult to determine their orientation.

        An additional 12 holes were drilled at the Quimsacocha Project outside of the D1 area, within and along the edge of the diatreme intrusive. The four holes in the diatreme were unable to penetrate the massive silica and did not reach target depth. Three of eight holes drilled along the edge of the diatreme intersected encouraging gold, silver and copper mineralization. Only trace amounts of gold, silver and copper were intersected in the other five holes along the diatreme.

        In the first half of 2004, IAMGold completed 4,400 metres (12 holes) of diamond drilling on the D1 zone at the Quimsacocha Project. The drilling continued to intersect high-grade gold-bearing veins, sometimes accompanied by significant silver and copper values. The drilling program will continue into November 2004.

        The following table sets forth the expenditures and the uses of funds at the Quimsacocha Project:

Date	Expenditure	Use of Funds

1980 – 1998	US$2.4 million	COGEMA and joint venture partners carried out geochemical surveys and diamond drilling.

2000 – present	US$2.8 million	Geochemical soil surveys, geological mapping, time-domain electromagnetic survey, diamond drilling.

TOTAL	US$5.2 million

  Retazos Project

        The Retazos Project (the "Retazos Project") was initiated in 1999 in order to systematically explore the Zaruma-Portovelo gold district in southwestern Ecuador. The district consists of a gold-bearing vein system covering an area of 15 kilometres by two kilometres, from which more than 4.5 million ounces of gold have been produced, as well as significant amounts of silver and base metals.

        In February 2003, IAMGold began a 2,000 metre diamond drill hole program consisting of five diamond drill holes. The purpose of this program was to test a geological model for the gold mineralization. The model had been derived from geological and grade data collected by IAMGold from earlier drill programs, from surface and underground mapping and from historical data from previous workers.

        At Zaruma Urcu, to the west of the old Protovelo mine (the largest contributor to the 4.5 million ounces produced from the Zaruma-Portovelo gold district) two holes were drilled from surface in an attempt to intersect a postulated vein system. A vein was intersected in both holes but assay results were low (best intersection was 0.1 g/t gold and 29 g/t silver over 3.1 metres).

        At the southern end of the Abundancia vein, the most prolific single producer in the Zaruma-Portovelo gold district, three core holes were drilled from underground. The target was an extension of the vein in a zone which was not previously tested by drilling or underground workings. The target zone was based on the identification of a combination of favourable structure, rock type and alteration type. Two of the three holes drilled on the Abundancia vein intersected a previously unknown double vein system. The assay results were generally low (best value 8.8 g/t of gold over 1.6 metres).

        A decision was taken to do no further work on the property owing to the generally low gold values in the drill results. The properties held under agreement with third parties have reverted back to those parties. An agreement covering the 100% owned IAMGold properties has been signed with Minera Australiana, an Ecuadorian company, whereby IAMGold and, upon the completion of the Transaction, Gold Fields International, will receive a 3% NSR royalty if a mine is brought into production.

        The following table sets forth the expenditures and the uses of funds at the Retazos Project:

Date	Expenditure	Use of Funds

1999 – 2003	US$6.2 million	Property acquisition, establish field office, capital costs, geological mapping, surface and underground sampling, diamond drilling from surface and underground.

TOTAL	US$6.2 million

  Norcay Project

        The Norcay project (the "Norcay Project") is located in west central Ecuador, only a few kilometres along a gravel road from the main paved highway between the city of Cuenca and the port city of Guayaquil. The Norcay Project property sits at an average elevation of 700 metres in an area of steep topography covered by rainforest-type vegetation consisting of trees and thick undergrowth.

        IAMGold is a 100% owner of the Norcay Project, with the exception of a small area which is under option with a third party. The third party has carried out a small amount of informal mining on a gold-bearing vein system. There is no record of any exploration being done in the area prior to that carried out by IAMGold.

        The target is a low sulphidation epithermal vein system. Initial work consisted of geological mapping, soil sampling and a ground magnetic survey over an area where a number of quartz and carbonate veins outcropped. In total, the system consists of at least 2.6 kilometres of veins, with an average width of two to three metres and gold grades in trenches that range up to 60 g/t over 1.0 metre. Forty percent of the 320 rock chip channel samples collected at surface contained more than one g/t of gold and 12% of the samples contained more than five g/t of gold. Smectite-dominated alteration assemblages and a high calcite content of the veins indicates that the present erosion level exposes the uppermost part of the epithermal system. The epithermal vein system may be genetically related to a porphyry system that lies three kilometres to the south.

        In May 2003, a 2,000 metre diamond drill program commenced to test the gold grades at depth within some of the veins. Gold assays from the drill holes did not confirm high-grade mineralization at depth consistent with that found at surface. The best result was 3.5 g/t of gold over 23 metres (Hole ND-12) which included two higher grade intersections of 7.2 g/t over 2.3 metres and 7.6 g/t over 3.0 metres. The vein textures and geochemistry suggest that the drill intersections were possibly too high in the system and the property warrants a second phase of drilling which will test the systems at greater depth. A joint venture partner is being sought for this work.

        The following table sets forth the expenditures and the uses of funds at the Norcay Project:

Date	Expenditure	Use of Funds

2001 to present	US$590,000	Reconnaissance and detailed geochemical soil survey, ground magnetic survey, trenching and sampling, diamond drilling.

TOTAL	US$590,000

  Condor Joint Venture

        The Condor exploration joint venture agreement (the "Condor JV"), was entered into between IAMGold and a subsidiary of Gold Fields in October 2002. The Condor JV covers a large area in southeast Ecuador which is considered to have potential for epithermal gold and porphyry gold-copper deposits. In April 2004, Gold Fields informed IAMGold that it was withdrawing from the Condor JV effective immediately.

14.3    Brazil

        Exploration expenditures in Brazil in 2003 amounted to $0.8 million. IAMGold's exploration expenditures on properties in Brazil in the first six months of 2004 were $0.4 million.

  Tocantins Project

        In mid-1999, IAMGold and AngloGold (Brazil) established a joint venture (the "Tocantins Project") whereby IAMGold could earn a 50% interest in concessions totaling some 2,000 square kilometres in the Almas greenstone belt in Tocantins State in central Brazil by spending a total of $3 million over five years. By the end of 2002, IAMGold had vested its 50% interest in the Tocantins Project and the partners now fund the Tocantins Project on a 50:50 basis. Subsequently, IAMGold acquired more than 2,000 square kilometres of concessions which were added to the joint venture, bringing the total area of the Tocantins Project to approximately 4,500 square kilometres.

        In the years 2000, 2001 and 2002, while IAMGold was earning into the Tocantins Project, it carried out regional geological and geophysical surveys over the Almas greenstone belt. Much of the early work was focused on the Chapada shear zone, which has old gold workings over a strike length of more than 20 kilometres. The main Chapada garimpo (workings of local miners) consists of a 1.5 kilometre portion of the shear zone where deformed quartz veins with high-grade gold mineralization are currently being mined to a depth of 120 metres. This mineralized system was tested at depth by IAMGold with a number of drill programs. Gold mineralization was encountered in all holes but grades were too low to support an underground operation.

        In 2003, the focus of the work shifted to Chapada North, an area north of the main Chapada garimpo, where there was potential for a lower grade, open pittable resource. Surface sampling and mapping were carried out prior to a drill program. At Chapada North, 55 RC holes were drilled on six lines over a strike length of three kilometres. The holes were generally shallow (40 metres depth) and broadly spaced along lines (100 metres between holes) and were designed to test the potential for near surface, disseminated gold mineralization amenable to open pit mining in an area of extensive local mining activity and termite mound geochemical anomalies. Gold assays from this drilling were generally either of low-grade (less than two g/t gold) and/or generally over narrow widths (less than two metres). No further work is anticipated at Chapada North at this time.

        In August 2004, a further phase of diamond drilling commenced on the main Chapada sheer zone area. The objective of this drilling is to test for deeper high-grade oreshoots that are structurally-controlled. The program is planned to be about 2,000 metres.

        Also in 2003, at Nova Prata, another prospect identified on the Tocantins Project property, a total of 40 shallow and closely-spaced (generally 25 to 30 metres apart) RC holes were drilled on three lines over a 500 metre strike length. This drill program was designed to test a soil geochemical anomaly in a zone where there had been intense garimpeiro activity. Gold assays from this drilling varied from one g/t to as much as 10 g/t over widths from one to 15 metres, but in general results were of lower grade and of narrower widths. Although some of these intersections are encouraging, the lack of strike length continuity and the generally narrower widths appear to limit the prospect's potential. No further work is planned at Nova Prata at this time.

        The Tocantins Project partners are developing other targets on the large land package based on geochemical and geophysical anomalies, and it is anticipated that further drill targets will be defined for 2005.

        The following table sets forth the expenditures and the uses of funds at the Tocantins Project:

Date	Expenditure	Use of Funds

Prior to 1999	US$3 million	AngloGold (Brazil) completed a stream sediment geochemical survey and carried out scout drilling.

Mid-1999 – December 2002	US$3 million	IAMGold carried out soil and termite mound geochemical surveys, completed two phases of airborne magnetic and radiometric surveys and diamond drilled the Chapada prospect.

January 2003 – present	US$2 million	The joint venture partners, IAMGold and AngloGold (Brazil), have carried out an airborne SPECTREM electromagnetic survey over selected target areas, completed detailed geological mapping and sampling and carried out RC and diamond drill programs.

TOTAL	US$8 million

  Gandarela Project (previously referred to as Moeda Project)

        The Gandarela project (the "Gandarela Project") is a 120 square kilometres property located in the "Iron Quadrangle" in Minas Gerais state, southeastern Brazil. The land package in the Gandarela Project is held by IAMGold under separate option agreements with land owners. Under the terms of the joint venture agreement with AngloGold (Brazil), the latter can earn a 50% interest in the Gandarela Project by spending $6 million within a four year period. By continuing to sole-fund the Gandarela Project beyond $6 million, AngloGold may increase its interest by an additional 5% for each $5 million of expenditure to a maximum of an additional $20 million, equivalent to an equity interest of 70%. At the discretion of IAMGold, AngloGold may increase its equity from 70% to 75% by spending a further $10 million.

        The exploration target of the Gandarela Project is the gold-bearing conglomerates of the Moeda Formation, which have supported small gold mining operations in the past. The Moeda conglomerates are similar to the gold producing conglomerates of the Witwatersrand in South Africa.

        In 1997, IAMGold recognized that a major Witwatersrand-type conglomerate-hosted gold deposit could be present in the southwestern portion of the Gandarela Syncline. Widespread gold mineralization was known in the Moeda conglomerates from previous exploration drilling programs carried out by other companies, and there were a number of old gold workings over a 15 kilometre strike length.

        IAMGold put down five drill holes for a total of 2,208 metres in 2000 in order to test the gold content and thickness of the Moeda conglomerates, and IAMGold completed a further three diamond drill holes totaling 2,651 metres in March 2001. The drilling intersected well-developed conglomerate units and, although gold mineralization was generally low, the drill programs confirmed the structural model for the area. On the basis of these results, the joint venture agreement with AngloGold was signed.

        A minimum 6,000 metre diamond drill program, funded by AngloGold, commenced in the third quarter of 2003 and at the time of writing, was still in progress. The objective of this drill program is to intersect and test the conglomerates at depth down to about 1,000 metres. Three drills are now on the Gandarela Project property. At the time of writing, only one of the drills had reached its target depths, but no assay values had been received.

        The following table sets forth the expenditures and the uses of funds at the Gandarela Project:

Date	Expenditure	Use of Funds

Prior to 1998	US$5 million	Property owners drilled more than 55,000 metres of core in search of uranium or gold.

1998 – August 2003	US$1.8 million	IAMGold re-logged and re-interpreted the drillcore and drill-tested two zones.

August 2003 – present	US$600,000	AngloGold (Brazil) is earning into the project and is in the process of carrying out a 6,000 metres diamond drill program.

TOTAL	US$7.4 million

14.4    Argentina

        Exploration spending by IAMGold in Argentina in 2003 was $1.2 million. For the first half of 2004, exploration spending by IAMGold in Argentina was $0.8 million.

  Los Menucos Project

        The Los Menucos project (the "Los Menucos Project") consists of a number of properties in Rio Negro province in the northern part of Patagonia. In late 2003, a joint venture agreement was entered into between IAMGold and Barrick for exploration over a 7,500 square kilometre "area of influence" that covered the majority of the Los Menucos Project. Under the terms of the joint venture agreement, Barrick can earn a 50% interest in the Los Menucos Project by funding exploration up to $4 million over a four year period, and an additional 20% by spending a further $8.5 million.

        The Los Menucos Project is located at an elevation of between 800 and 1,000 metres in typical Patagonian grasslands. A paved road passes through the property from Los Menucos to Maquinchao. The provincial capital of Neuquen can be reached by paved and dirt road in approximately three hours.

        The main targets are epithermal gold systems, either in the form of high-grade veins or lower grade disseminated deposits, but the potential for copper-gold porphyries is also recognized.

        In 2001, prior to the joint venture with Barrick, IAMGold focused its exploration work on the 20 kilometre by 10 kilometre Abanico alteration zone by carrying out reconnaissance mapping, soil sampling, rock chip sampling, an induced polarization geophysical survey and trenching. Subsequent to that work, a joint venture was established with Companhia Vale Do Rio Doce ("CVRD") pursuant to which a total of 3,600 metres of core and RC drilling was undertaken. The drilling results were not sufficiently encouraging, and CVRD withdrew from the Los Menucos Project.

        IAMGold continued exploration by sole-funding the Los Menucos Project and it focused on the Cerro La Mina target. Commencing in March 2002, epithermal breccias and veins were drill tested. Results were encouraging (best results: 8.5 g/t gold over 8.7 metres). The drill was then moved to the Dos Lagunas prospect, which had been acquired under option in 2001. A drill program was carried out on this vein system and low-grade mineralization was intersected. The drill results at Dos Lagunas did not support some of the higher grade intersections that have been encountered in trenches in the vein system (best results: 90.0 g/t over three metres) but nevertheless the vein system is still considered to have potential for higher grade shoots.

        Under the current joint venture with Barrick, the latter is funding exploration on both the Abanico trend and at Dos Lagunas and a drill program is expected to commence during the second half of 2004. Barrick has carried out two small diamond drill programs at Cerro La Mina and Dos Lagunas and results are being assessed before beginning a follow-up drill program.

        The following table sets forth the expenditures and the uses of funds at the Los Menucos Project:

Date	Expenditure	Use of Funds

2000 to 2003	US$2.2 million	Satellite imagery and air photo interpretations, mapping and sampling, trenching, diamond drilling.

2004	US$700,000	Barrick has carried out geophysical surveys over areas and diamond drilled two targets.

TOTAL	US$2.9 million

14.5    Canada

  Avalon Project

        In February 2004, IAMGold entered into an agreement with Rubicon Minerals Corporation ("Rubicon") to explore Rubicon's Avalon project (the "Avalon Project") in eastern Newfoundland. The 140 square kilometres property package that comprises the Avalon Project runs roughly north-south on the Avalon Peninsula for about 45 kilometres. The central part of the property package is cut by the Trans-Canada Highway, some 20 kilometres to the west of the provincial capital of St. John's.

        Under the terms of the agreement with Rubicon, IAMGold and, following the completion of the Transaction, Gold Fields International, can earn a 55% interest in the Avalon Project by expending Cdn$3 million in exploration over a four year period, and up to a 70% interest by taking the Avalon Project through to a BFS. Rubicon holds some of the properties 100% in its own name and others are held under option agreements with third parties.

        The Avalon Project offers potential for low sulphidation epithermal gold deposits hosted in a sequence of volcanic and pyroclastic rocks.

        A very minor amount of drilling has been done by previous owners on the Berg prospect (best result: 0.7 g/t gold over 2.8 m). In addition, sampling by the Newfoundland and Labrador Provincial Government, Department of Mines, has reported a high-grade value of 54.3 g/t gold in a grab sample, from surface.

        Field work on the Avalon Project, which is managed by Rubicon, has commenced with a program of lake bottom sediment sampling. A program of geological mapping, soil sampling, rock chip sampling and trenching was completed in mid-2004 and a 2,000 metre diamond drill program started in September 2004.

        The following table sets forth the expenditures and the uses of funds at the Avalon Project:

Date	Expenditure	Use of Funds

2004 to date	US$200,000	Geochemical sampling, mapping, trenching and sampling, diamond drilling.

TOTAL	US$200,000

15.    Listed Equity Investments

        Gold Fields and IAMGold currently hold, and, upon the completion of the Transaction, Gold Fields International will hold, equity interests in the following publicly listed resource companies.

					as at October 21, 2004
Company	Symbol	Primary Exchange	Shares	% Owned	Current Price (US$)	Current Value (US$)
Gold Fields Holdings
African Eagle (Twigg Resources plc)	AFE	AIM	6,903,703	8.94%	0.14	1,688,172
Anglo Australian Resources	AAR	ASX	32,500,000	10.16%	0.02	563,096
Avoca Resources Limited	AVO	ASX	7,500,000	8.76%	0.15	812,157
Bolivar Gold Corp.	BGC	TSX	12,344,444	13.82%	1.85	16,653,702
Cluff Mining plc	CLU	LSE	288,000	0.65%	0.69	353,406
CMQ Resources	CMQ	TSXV	5,000,000	9.70%	0.72	2,625,246
Committee Bay Resources	CBR	TSXV	1,333,333	5.01%	1.50	1,458,470
Conquest Mining Ltd.	CQT	ASX	600,000	0.78%	0.30	129,945
Conquest Mining Ltd. — listed options	CQTOC	ASX	600,000	0.60%	0.003	1,299
Zijin Mining Group Co. Ltd.	HK2899	HKSE	36,000,000	1.37%	3.00	13,847,219
GoldQuest Mining Corp.	GQC	TSXV	2,962,500	9.23%	0.25	540,090
Hereward Ventures plc	HEV	AIM	4,921,018	3.27%	0.05	437,579
Lakota Resources Inc.	LAK	TSXV	680,110	2.53%	0.85	421,566
Medoro Resources (Full Riches)	MRL	TSXV	5,000,000	6.12%	0.15	546,926
Radius Gold Inc.	RDU	TSXV	4,883,524	12.34%	1.50	5,341,855
Resources lnvestment Trust	REI	LSE	29,784	0.15%	1.07	56,676
Sanu Resources Ltd. (Coubran)	SNU	TSX	700,000	6.71%	0.40	204,186
Sino Gold Ltd.	SGX	ASX	10,800,000	8.36%	2.07	16,139,186
TLC Ventures Inc.	TLV	TSXV	1,775,000	9.27%	0.97	1,255,560

Gold Fields Subtotal						$63,076,336

IAMGold's Holdings
Glencairn Gold Corporation	GGG	TSX	2,883,550	2.07%	0.58	$1,669,472
Cross Lake Minerals Ltd.	CRN	TSX	806,000	0.97%	0.11	87,496

IAMGold Subtotal						$1,756,968

TOTAL						$64,833,304

16.    Exploration Portfolio

        Gold Fields currently holds, and, upon the completion of the transaction, Gold Fields International will hold, mineral rights for the following properties.

Property	Ownership(1)	Partner	Location	Stage
100% Gold Fields International
Altiplano Recon	100%	n/a	S. America	Greenfields
APP-Offsets	100%	n/a	Eurasia	Initial Drilling
APP-SJ Reef	100%	n/a	Eurasia	Resource Development
APP-SK Reef	100%	n/a	Eurasia	Prefeasibility
APP-Suhanko	100%	n/a	Eurasia	Feasibility
Bibiani	100%	n/a	Africa	Resource Development
Central Victoria Project	100%	n/a	Australasia	Greenfields (Lockington tenement)
Cerro Corona	80.7%	Various	S. America	Feasibility
Chucapaca	100%	n/a	S. America	Initial Drilling
Tapajos	100%	n/a	S. America	Greenfields
Joint Venture
Angelina JV	20%	Meridian	S. America	Resource Development (farm-out)
BJPB JV	50%	BHP Billiton	N. America	Greenfields

Central Victoria Project	75%	Range River Gold/ Malanti Pty Ltd	Australasia	Greenfields
Committee Bay	55%	Committee Bay Resources	N. America	Initial Drilling/Resource Development
East Lachlan	50%	Geoinformatics Pty Ltd, Clancy Exploration Pty Ltd	Australasia	Project Generation
Garrafao	60%	Noranda	S. America	Initial Drilling
Mansounia	68%	Afminex Ltd.	Africa	Initial Drilling
Nabire Bakte	39.9%	Rio Tinto, Freeport McMoran	Australasia	Resource Development (inactive)
Puquio	60%	Buenaventura	S. America	Initial Drilling
Equity JV
Crush Creek JV	40%	Conquest Mining Ltd	Australasia	Resource Development (farm-out non operator)
El Callao	65%	Bolivar Gold Corporation	S. America	Resource Development
Essakan	60%	Orezone	Africa	Prefeasability/Resource Development
Fujian JV	60%	Fujian Zijin Investment Co. Limited	Australasia	Greenfields
Monte Ollesteddu	60%	Medoro	Eurasia	Initial Drilling
Shangdong Generative	50%	Sino Gold Ltd	Australasia	Project Generation
Shangdong Heishan	35%	Shandong Bureau of Geo-Mineral Exploration and Development; Sino Gold Ltd	Australasia	Initial Drilling
Shangdong Sandi	40%	Shandong MMI Zhengyuan Exploration group; Sino Gold Ltd	Australasia	Greenfields

(1)
The ownership holdings reflect final positions, subject to contractual provisions described in the text above (see "Exploration Projects").

EXHIBIT 1

VALUATION TABLES — ST. IVES GOLD MINE

ST. IVES GOLD MINE
Table 1:    St. Ives Mines: Post-tax pre-finance cash flows

Financial Year	Units	Totals	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Project Year		/Averages	1	2	3	4	5	6	7	8	9	10	11	12

Production

Mining

RoM Tonnage	(kt)	21,994	2,651	5,861	5,325	2,511	1,697	1,410	1,333	939	267
Head Grade	(g/t)	3.9	3.5	3.2	3.4	4.3	5.2	5.2	5.0	4.8	4.1
Contained Gold	(koz)	2,743	296	604	585	344	284	236	214	145	35

Processing

Milled Tonnage	(kt)	29,439	2,900	7,578	7,394	5,181	2,436	1,410	1,333	939	267
Milled Grade	(g/t)	3.2	3.0	2.8	2.7	2.8	4.0	5.2	5.0	4.8	4.1
Metallurgical Recovery	(%)	92.3%	89.3%	90.6%	91.0%	92.2%	94.7%	95.9%	95.8%	95.7%	95.3%
Recovered Gold	(koz)	2,776	247	620	588	423	294	227	205	138	33
Clean-up Gold	(koz)
Saleable Metal	(koz)	2,776	247	620	588	423	294	227	205	138	33

Commodity Sales

Gold	(koz)	2,776	247	620	588	423	294	227	205	138	33
Silver	(koz)

Commodity Prices

Gold Price	(US$/oz)		404	412	420	429	437	446	455	464	473
	(AUS$/oz)		580	598	616	634	653	673	693	714	735

Macro Economics

AUS PPI	(%)		1.5%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
AUS CPI	(%)		1.5%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
US PPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
US CPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
(US$:AUS$)			1.44	1.45	1.47	1.48	1.49	1.51	1.52	1.54	1.55

Financial — Nominal

Sales Revenue — Gold	(US$m)	1,169.2	99.4	256.9	245.9	178.7	125.4	97.8	89.3	60.9	14.9

Operating Expenditures	(US$m)	(764.3)	(28.5)	(152.0)	(163.9)	(122.7)	(92.2)	(71.0)	(67.6)	(50.1)	(16.3)

Mining	(US$m)	(494.5)	(49.5)	(101.6)	(97.6)	(57.4)	(55.1)	(47.2)	(45.2)	(32.3)	(8.6)
Processing	(US$m)	(197.5)	(21.0)	(54.8)	(42.5)	(34.1)	(16.5)	(9.8)	(9.7)	(7.0)	(2.0)
Overheads	(US$m)	(78.0)	(7.5)	(15.9)	(16.1)	(16.0)	(8.1)	(4.9)	(5.0)	(3.5)	(1.0)
Realisation	(US$m)	—
By-Product Credits	(US$m)	—
Other Revenue	(US$m)	74.9	39.5	35.3	—	—	—	—	—	—	—
Mineral Royalty	(US$m)	(50.2)	(2.5)	(6.4)	(6.2)	(7.4)	(8.6)	(6.9)	(6.5)	(4.5)	(1.1)
Environmental	(US$m)	(6.8)	(0.6)	(1.5)	(1.4)	(1.0)	(0.7)	(0.6)	(0.5)	(0.4)	(0.1)
Terminal Benefits	(US$m)	(4.8)	—	—	—	(2.4)	(1.0)	—	(0.4)	(0.7)	(0.3)
Net Change in Working Capital	(US$m)	(7.3)	13.0	(7.1)	(0.1)	(4.5)	(2.0)	(1.6)	(0.2)	(1.7)	(3.2)

Operating Profit	(US$m)	404.9	70.9	105.0	82.0	56.0	33.2	26.7	21.7	10.8	(1.4)

Tax Liability	(US$m)	(12.7)		-6.2	-1.6	-4.8

Capital Expenditure	(US$m)	(195.1)	(68.1)	(31.8)	(39.2)	(20.3)	(15.4)	(11.2)	(8.2)	(0.9)	—
Project	(US$m)	(195.1)	(68.1)	(31.8)	(39.2)	(20.3)	(15.4)	(11.2)	(8.2)	(0.9)	—
Sustaining	(US$m)	—	—	—	—	—	—	—	—	—	—

Final Net Free Cash	(US$m)	197.2	2.8	66.9	41.2	30.8	17.9	15.5	13.5	9.9	(1.4)

Freporting Statistics — Real

Cash Operating Costs	(US$/oz)	269	166	231	276	271	301	304	324	342	381
Total Cash Costs	(US$/oz)	269	166	231	276	271	301	304	324	342	381
Total Working Costs	(US$/oz)	273	168	234	279	280	307	306	328	350	393
Total Costs	(US$/oz)	346	391	296	346	338	366	363	370	368	487

Table 2:    St. Ives Mine: Variation of NPV with discount factors

Discount Factor	NPV
(%)	(US$m)

0.00%	197.2
5.00%	160.2

7.46%	151.9

10.00%	144.1
12.00%	138.6
14.85%	131.3
18.00%	124.2
20.00%	120.1
25.00%	110.9

Table 3:    St. Ives Mine: Variation of NPV — single parameter sensitivity

Sensitivity Range — Revenue	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range — Operating Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range — Capital Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Currency	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)

Variation in NPV @ 0% DCF

Revenue	(152.4)	(37.2)	78.0	197.2	265.1	346.1	427.2
Operating Expenditures	353.2	296.8	240.0	197.2	113.2	33.1	(46.9)
Capital Expenditures	231.2	214.3	197.4	197.2	163.0	145.7	128.5

Variation in NPV @ 7.46% DCF

Revenue	(129.1)	(31.5)	66.0	151.9	223.0	291.5	360.1
Operating Expenditures	296.2	249.0	201.4	151.9	96.2	28.9	(38.5)
Capital Expenditures	197.7	182.5	167.3	151.9	136.4	120.9	105.3

Table 4:    St. Ives Mine: Variation of NPV — twin parameter sensitivity

Operating Expenditure Sensitivity	Revenue Sensitivity
NPV (US$m)	-30%	-20%	-10%	0%	10%	20%	30%

-30%	73.0	157.6	227.7	296.2	364.7	433.0	501.2
-20%	5.6	102.7	179.9	249.0	317.5	385.9	454.2
-10%	(61.8)	35.8	128.2	201.4	270.3	338.8	407.2
0%	(129.1)	(31.5)	66.0	151.9	223.0	291.5	360.1
10%	(196.5)	(98.9)	1.3	96.2	174.5	244.3	312.8
20%	(263.9)	(166.3)	(68.7)	28.9	122.5	196.4	265.6
30%	(331.2)	(233.6)	(136.1)	(38.5)	59.1	146.1	217.9

EXHIBIT 2

VALUATION TABLES — AGNEW GOLD MINE

AGNEW GOLD MINE
Table 1:    Agnew Mine: Post-tax pre-finance cash flows

Financial Year	Units	Totals	2004	2005	2006	2007	2008	2009	2010
Project Year		/Averages	1	2	3	4	5	6	7

Production

Mining

RoM Tonnage	(kt)	3,833	357	1,197	1,448	832
Head Grade	(g/t)	5.1	7.2	5.8	5.1	3.4
Contained Gold	(koz)	634	83	222	237	92

Processing

Milled Tonnage	(kt)	4,295	635	1,270	1,270	1,120
Milled Grade	(g/t)	4.7	4.8	5.5	5.6	2.9
Metallurgical Recovery	(%)	93.1%	92.5%	93.7%	94.3%	89.5%
Recovered Gold	(koz)	609	91	210	215	93
Clean-up Gold	(koz)
Saleable Metal	(koz)	609	91	210	215	93

Commodity Sales

Gold	(koz)	609	91	210	215	93
Silver	(koz)

Commodity Prices

Gold Price	(US$/oz)		404	412	420	429
	(AUS$/oz)		580	598	616	634

Macro Economics

AUS PPI	(%)		1.5%	3.0%	3.0%	3.0%
AUS CPI	(%)		1.5%	3.0%	3.0%	3.0%
US PPI	(%)		1.0%	2.0%	2.0%	2.0%
US CPI	(%)		1.0%	2.0%	2.0%	2.0%
(US$:AUS$)			1.44	1.45	1.47	1.48

Financial — Nominal

Sales Revenue — Gold	(US$m)	253.0	36.8	87.0	90.0	39.3

Operating Expenditures	(US$m)	(146.1)	(3.2)	(46.3)	(58.9)	(37.7)

Mining	(US$m)	(99.0)	(12.7)	(40.0)	(35.7)	(10.7)
Processing	(US$m)	(42.7)	(5.8)	(12.3)	(12.5)	(12.1)
Overheads	(US$m)	(22.0)	(3.0)	(6.3)	(6.4)	(6.2)
Realisation	(US$m)	—
By-Product Credits	(US$m)	—
Other Revenue	(US$m)	32.1	16.9	15.1	—	—
Mineral Royalty	(US$m)	(6.3)	(0.9)	(2.2)	(2.3)	(1.0)
Environmental	(US$m)	(3.3)	(0.5)	(1.1)	(1.2)	(0.5)
Terminal Benefits	(US$m)	(3.0)	—	—	—	(3.0)
Net Change in Working Capital	(US$m)	(1.9)	2.7	0.4	(0.9)	(4.1)

Operating Profit	(US$m)	106.9	33.5	40.7	31.1	1.6

Tax Liability	(US$m)	—

Capital Expenditure	(US$m)	(37.8)	(14.8)	(15.5)	(7.1)	(0.4)

Project	(US$m)	(37.8)	(14.8)	(15.5)	(7.1)	(0.4)
Sustaining	(US$m)	—	—	—	—	—

Final Net Free Cash	(US$m)	69.1	18.7	25.2	24.0	1.1

Freporting Statistics — Real

Cash Operating Costs	(US$/oz)	226	60	217	264	323
Total Cash Costs	(US$/oz)	226	60	217	264	323
Total Working Costs	(US$/oz)	237	65	222	270	361
Total Costs	(US$/oz)	302	197	294	307	411

Table 2:    Agnew Mine: Variation of NPV with discount factors

Discount Factor	NPV
(%)	(US$m)

0.00%	69.1
5.00%	57.8

7.46%	56.8

10.00%	55.7
12.00%	54.9
14.85%	53.8
18.00%	52.7
20.00%	52.1
25.00%	50.5

Table 3:    Agnew Mine: Variation of NPV — single parameter sensitivity

Sensitivity Range — Revenue	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range — Operating Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range — Capital Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Currency	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)

Variation in NPV @ 0% DCF

Revenue	(14.8)	10.2	35.2	69.1	85.2	110.2	133.9
Operating Expenditures	111.8	94.6	77.4	69.1	43.0	25.8	8.7
Capital Expenditures	71.7	67.9	64.0	69.1	56.4	52.6	48.7

Variation in NPV @ 7.46% DCF

Revenue	(12.5)	10.6	33.7	56.8	79.9	103.0	125.0
Operating Expenditures	104.0	88.3	72.5	56.8	41.0	25.2	9.5
Capital Expenditures	67.8	64.1	60.4	56.8	53.1	49.4	45.7

Table 4:    Agnew Mine: Variation of NPV — twin parameter sensitivity

Operating Expenditure Sensitivity	Revenue Sensitivity
NPV (US$m)	-30%	-20%	-10%	0%	10%	20%	30%

-30%	34.7	57.8	80.9	104.0	125.7	142.4	158.8
-20%	19.0	42.1	65.2	88.3	111.4	131.0	147.6
-10%	3.2	26.3	49.4	72.5	95.6	118.7	136.4
0%	(12.5)	10.6	33.7	56.8	79.9	103.0	125.0
10%	(28.3)	(5.2)	17.9	41.0	64.1	87.2	110.3
20%	(44.1)	(21.0)	2.1	25.2	48.3	71.4	94.5
30%	(59.8)	(36.7)	(13.6)	9.5	32.6	55.7	78.8

EXHIBIT 3

VALUATION TABLES — SADIOLA GOLD MINE

SADIOLA GOLD MINE
Table 1:    Sadiola Mine: Post-tax pre-finance cash flows

Financial Year	Units	Totals	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025 2026 2027 2028
Project Year		/Averages	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22 23 24 25

Production

Mining

RoM Tonnage	(kt)	22,385	1,725	4,529	7,794	4,147	2,305	1,045	839
Head Grade	(g/t)	3.1	3.0	2.9	3.4	3.2	2.2	2.9	3.1
Contained Gold	(koz)	2,213	167	419	860	421	163	97	84

Processing

Milled Tonnage	(kt)	30,256	2,721	5,323	5,256	5,256	5,270	5,256	1,175
Milled Grade	(g/t)	2.9	3.0	2.9	3.4	3.2	2.2	2.9	3.1
Metallurgical Recovery	(%)	87.9%	87.4%	90.9%	84.2%	86.7%	94.3%	85.7%	89.4%
Recovered Gold	(koz)	2,506	231	448	488	463	352	419	106
Clean-up Gold	(koz)
Saleable Metal	(koz)	2,506	231	448	488	463	352	419	106

Commodity Sales

Gold	(koz)	2,506	231	448	488	463	352	419	106
Silver	(koz)

Commodity Prices

Gold Price	(US$/oz)		404	412	420	429	437	446	455
Silver Price	(US$/oz)

Macro Economics

US PPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
US CPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Financial — Nominal

Sales Revenue — Gold	(US$m)	1,070.4	93.2	184.6	205.2	198.6	153.8	186.9	48.1

Operating Expenditures	(US$m)	(730.5)	(54.3)	(124.8)	(138.1)	(127.4)	(116.4)	(120.1)	(49.3)

Mining	(US$m)	(228.9)	(12.4)	(41.6)	(45.1)	(41.2)	(40.2)	(31.1)	(17.3)
Processing	(US$m)	(287.2)	(25.0)	(47.3)	(53.0)	(48.7)	(44.8)	(48.7)	(19.8)
Overheads	(US$m)	(130.0)	(9.3)	(20.9)	(21.7)	(21.7)	(21.6)	(21.8)	(12.9)
Realisation	(US$m)	(2.5)	(0.2)	(0.4)	(0.5)	(0.5)	(0.4)	(0.4)	(0.1)
By-Product Credits	(US$m)	—	—	—	—	—	—	—	—
Mineral Royalty	(US$m)	(66.5)	(5.8)	(11.5)	(12.7)	(12.3)	(9.6)	(11.6)	(3.0)
Environmental	(US$m)	(22.3)	(1.4)	(3.2)	(3.5)	(3.6)	(3.7)	(3.8)	(3.1)
Terminal Benefits	(US$m)	(7.2)	—	—	—	—	—	—	(7.2)
Net Change in Working Capital	(US$m)	14.1	(0.2)	0.1	(1.7)	0.7	3.8	(2.7)	14.2

Operating Profit	(US$m)	339.9	38.9	59.7	67.1	71.3	37.4	66.8	(1.3)

Tax Liability	(US$m)	(54.1)				-17.9	-12.9	-23.4

Capital Expenditure	(US$m)	(48.0)	(17.3)	(22.3)	(5.7)	(2.0)	(0.6)	(0.0)	—

Project	(US$m)	(42.1)	(17.3)	(19.2)	(4.6)	(1.1)	—	—	—
Sustaining	(US$m)	(5.9)	—	(3.1)	(1.2)	(1.0)	(0.6)	(0.0)	—

Final Net Free Cash	(US$m)	237.8	21.6	37.4	61.3	51.4	23.9	43.4	(1.3)

Reporting Statistics — Real

Cash Operating Costs	(US$/oz)	267	226	264	259	251	303	243	443
Total Cash Costs	(US$/oz)	267	226	264	259	251	303	243	443
Total Working Costs	(US$/oz)	277	232	271	266	258	313	251	529
Total Costs	(US$/oz)	291	307	319	280	261	304	257	410

Table 2:    Sadiola Mine: Variation of NPV with discount factors

Discount Factor	NPV
(%)	(US$m)

0.00%	237.8
5.00%	204.9

7.46%	191.3

10.00%	178.7
12.00%	169.7
14.85%	158.1
18.00%	146.8
20.00%	140.2
25.00%	125.9

Table 3:    Sadiola Mine: Variation of NPV — single parameter sensitivity

Sensitivity Range — Revenue	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range — Operating Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range — Capital Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Currency	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)

Variation in NPV @ 0% DCF

Revenue	(6.8)	92.8	171.0	237.8	302.9	367.6	432.3
Operating Expenditures	368.8	325.3	281.7	237.8	192.1	146.4	91.0
Capital Expenditures	247.1	244.0	240.9	237.8	234.7	231.5	228.4

Variation in NPV @ 7.46% DCF

Revenue	(5.0)	73.4	137.3	191.3	243.6	295.3	346.9
Operating Expenditures	295.5	261.0	226.5	191.3	154.9	117.7	73.1
Capital Expenditures	200.4	197.4	194.3	191.3	188.3	185.2	182.2

Table 4:    Sadiola Mine: Variation of NPV — twin parameter sensitivity

Operating Expenditure Sensitivity	Revenue Sensitivity
NPV (US$m)	-30%	-20%	-10%	0%	10%	20%	30%

-30%	138.7	191.7	243.8	295.5	347.1	398.4	449.5
-20%	99.8	156.4	209.2	261.0	312.6	364.3	415.4
-10%	47.4	119.1	173.9	226.5	278.1	329.8	381.2
0%	(5.0)	73.4	137.3	191.3	243.6	295.3	346.9
10%	(57.4)	21.0	99.4	154.9	208.7	260.8	312.4
20%	(109.7)	(31.3)	47.1	117.7	172.3	225.9	277.9
30%	(162.1)	(83.7)	(5.3)	73.1	135.8	189.7	243.0

EXHIBIT 4

VALUATION TABLES — YATELA GOLD MINE

YATELA GOLD MINE
Table 1:    Yatela Tax Entity: Post-tax pre-finance cash flows

Financial Year	Units	Totals	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025 2026 2027 2028
Project Year		/Averages	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22 23 24 25

Production

Mining

RoM Tonnage	(kt)	9,430	3,036	2,159	3,371	864
Head Grade	(g/t)	3.2	2.5	3.0	4.2	2.9
Contained Gold	(koz)	983	244	206	453	80

Processing

Milled Tonnage	(kt)	8,640	1,564	2,933	2,933	1,211
Milled Grade	(g/t)	3.5	3.5	2.7	4.4	3.1
Metallurgical Recovery	(%)	88.4%	77.8%	103.3%	72.6%	126.4%
Recovered Gold	(koz)	861	137	268	303	153
Clean-up Gold	(koz)
Saleable Metal	(koz)	861	137	268	303	153

Commodity Sales

Gold	(koz)	861	137	268	303	153
Silver	(koz)

Commodity Prices

Gold Price	(US$/oz)		404	412	420	429
Silver Price	(US$/oz)

Macro Economics

US PPI	(%)		1.0%	2.0%	2.0%	2.0%
US CPI	(%)		1.0%	2.0%	2.0%	2.0%

Financial — Nominal

Sales Revenue — Gold	(US$m)	358.9	55.5	110.4	127.4	65.6

Operating Expenditures	(US$m)	(197.2)	(37.6)	(67.6)	(70.8)	(21.1)

Mining	(US$m)	(82.2)	(18.9)	(29.9)	(30.4)	(3.1)
Processing	(US$m)	(53.6)	(8.2)	(17.1)	(17.2)	(11.1)
Overheads	(US$m)	(36.5)	(4.8)	(10.8)	(10.7)	(10.2)
Realisation	(US$m)	(0.9)	(0.1)	(0.3)	(0.3)	(0.2)
By-Product Credits	(US$m)	—	—	—	—	—
Mineral Royalty	(US$m)	(22.3)	(3.4)	(6.9)	(7.9)	(4.1)
Environmental	(US$m)	(8.5)	(1.4)	(2.9)	(2.9)	(1.2)
Terminal Benefits	(US$m)	(1.2)	—	—	—	(1.2)
Net Change in Working Capital	(US$m)	8.0	(0.7)	0.2	(1.4)	9.9

Operating Profit	(US$m)	161.7	17.8	42.8	56.6	44.4

Tax Liability	(US$m)	(35.4)			-19.8	-15.6

Capital Expenditure	(US$m)	(12.6)	(4.4)	(8.2)	—	—

Project	(US$m)	(12.6)	(4.4)	(8.2)	—	—
Sustaining	(US$m)	—	—	—	—	—

Final Net Free Cash	(US$m)	113.7	13.4	34.6	36.8	28.9

Reporting Statistics — Real

Cash Operating Costs	(US$/oz)	218	256	235	209	175
Total Cash Costs	(US$/oz)	218	256	235	209	175
Total Working Costs	(US$/oz)	229	266	246	218	190
Total Costs	(US$/oz)	235	303	275	222	129

Table 2:    Yatela Mine: Variation of NPV with discount factors

Discount Factor	NPV
(%)	(US$m)

0.00%	113.7
5.00%	102.2

7.46%	97.2

10.00%	92.5
12.00%	89.0
14.85%	84.4
18.00%	79.8
20.00%	77.1
25.00%	71.0

Table 3:    Yatela Mine: Variation of NPV — single parameter sensitivity

Sensitivity Range — Revenue	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range — Operating Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range — Capital Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Currency	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)

Variation in NPV @ 0% DCF

Revenue	33.4	60.1	86.9	113.7	140.5	167.2	194.0
Operating Expenditures	158.5	143.6	128.6	113.7	98.8	83.8	68.9
Capital Expenditures	117.5	116.2	115.0	113.7	112.4	111.2	109.9

Variation in NPV @ 7.46% DCF

Revenue	27.3	50.6	73.9	97.2	120.5	143.8	167.0
Operating Expenditures	136.7	123.5	110.4	97.2	84.0	70.8	57.7
Capital Expenditures	100.7	99.5	98.3	97.2	96.0	94.9	93.7

Table 4:    Yatela Mine: Variation of NPV — twin parameter sensitivity

Operating Expenditure Sensitivity	Revenue Sensitivity
NPV (US$m)	-30%	-20%	-10%	0%	10%	20%	30%

-30%	66.8	90.1	113.4	136.7	160.0	183.3	206.6
-20%	53.7	77.0	100.2	123.5	146.8	170.1	193.4
-10%	40.5	63.8	87.1	110.4	133.6	156.9	180.2
0%	27.3	50.6	73.9	97.2	120.5	143.8	167.0
10%	14.8	37.4	60.7	84.0	107.3	130.6	153.9
20%	3.4	24.3	47.5	70.8	94.1	117.4	140.7
30%	(8.3)	12.2	34.4	57.7	80.9	104.2	127.5

EXHIBIT 5

VALUATION TABLES — TARKWA GOLD MINE

TARKWA GOLD MINE
Table 1:    Tarkwa Mine: Post-tax pre-finance cash flows

Financial Year	Units	Totals	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025 2026 2027 2028
Project Year		/Averages	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22 23 24 25

Production

Mining

RoM Tonnage	(kt)	350,185	10,177	21,175	22,178	22,600	21,587	20,295	18,349	15,181	13,922	14,732	18,504	21,995	18,560	14,495	14,322	14,660	14,736	14,528	14,429	14,025	8,329	1,407
Head Grade	(g/t)	1.3	1.3	1.3	1.2	1.2	1.3	1.2	1.2	1.3	1.3	1.3	1.4	1.3	1.3	1.4	1.4	1.4	1.4	1.4	1.3	1.4	1.4	1.4
Contained Gold	(koz)	14,736	425	870	840	870	876	788	716	636	591	615	813	948	794	644	631	676	680	633	623	623	377	65

Processing

Milled Tonnage	(kt)	351,513	9,688	19,816	20,256	20,284	20,284	20,256	19,735	16,582	13,929	13,910	13,910	13,929	13,929	13,910	13,910	13,929	13,929	13,910	13,910	13,929	13,929	11,422 6,567 3,878 1,778
Milled Grade	(g/t)	1.3	1.3	1.3	1.2	1.3	1.3	1.2	1.2	1.2	1.3	1.3	1.5	1.6	1.5	1.4	1.4	1.5	1.5	1.4	1.4	1.4	1.1	0.9 0.9 0.9 0.9
Metallurgical Recovery	(%)	77.3%	87.5%	84.9%	83.7%	82.3%	77.9%	77.5%	78.3%	77.0%	75.9%	76.4%	76.9%	75.8%	75.6%	75.5%	73.7%	74.0%	74.0%	71.6%	71.4%	71.8%	73.1%	75.9% 83.4% 93.8% 93.8%
Recovered Gold	(koz)	11,442	365	717	674	680	662	610	581	510	449	455	525	545	505	476	459	488	490	443	436	446	374	240 151 110 50
Clean-up Gold	(koz)
Saleable Metal	(koz)	11,442	365	717	674	680	662	610	581	510	449	455	525	545	505	476	459	488	490	443	436	446	374	240 151 110 50

Commodity Sales

Gold	(koz)	11,442	365	717	674	680	662	610	581	510	449	455	525	545	505	476	459	488	490	443	436	446	374	240 151 110 50
Silver	(koz)

Commodity Prices

Gold Price	(US$/oz)		404	412	420	429	437	446	455	464	473	483	492	502	512	523	533	544	555	566	577	589	600	612 625 637 650
Silver Price	(US$/oz)

Macro Economics

US PPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0% 2.0% 2.0% 2.0%
US CPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0% 2.0% 2.0% 2.0%

Financial — Nominal

Sales Revenue — Gold	(US$m)	5,667.7	147.4	295.6	283.3	291.4	289.4	272.3	264.3	236.8	212.5	219.8	258.8	273.6	258.6	248.9	244.6	265.4	271.7	250.8	251.8	262.4	224.3	146.9 94.5 69.9 32.7

Operating Expenditures	(US$m)	(3,889.5)	(95.4)	(154.2)	(170.0)	(183.3)	(185.9)	(190.7)	(192.3)	(183.3)	(176.7)	(182.5)	(190.6)	(186.5)	(174.4)	(171.7)	(165.4)	(174.3)	(175.3)	(172.0)	(184.0)	(184.9)	(152.0)	(100.8	) (66.1) (47.9) (29.6)

Mining	(US$m)	(1,516.8)	(23.2)	(49.8)	(63.3)	(72.6)	(77.2)	(82.1)	(82.9)	(85.7)	(88.2)	(89.7)	(91.8)	(87.4)	(77.1)	(72.7)	(64.7)	(68.5)	(68.7)	(66.8)	(74.9)	(72.6)	(46.2)	(10.5 — —	) —
Processing	(US$m)	(1,511.5)	(29.5)	(62.1)	(65.2)	(66.6)	(68.0)	(69.2)	(69.7)	(63.0)	(57.0)	(58.0)	(59.2)	(60.4)	(61.6)	(62.8)	(64.0)	(65.4)	(66.7)	(68.0)	(69.3)	(70.8)	(74.4)	(74.0	) (54.4) (35.3) (16.5)
Overheads	(US$m)	(666.3)	(15.7)	(32.7)	(33.4)	(34.1)	(31.6)	(31.9)	(31.8)	(29.0)	(26.5)	(27.0)	(28.1)	(28.7)	(28.7)	(28.9)	(29.1)	(30.0)	(30.6)	(30.7)	(31.3)	(32.0)	(27.0)	(17.2	) (12.4) (12.0) (6.0)
Realisation	(US$m)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —
By-Product Credits	(US$m)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —
Mineral Royalty	(US$m)	(170.0)	(4.4)	(8.9)	(8.5)	(8.7)	(8.7)	(8.2)	(7.9)	(7.1)	(6.4)	(6.6)	(7.8)	(8.2)	(7.8)	(7.5)	(7.3)	(8.0)	(8.1)	(7.5)	(7.6)	(7.9)	(6.7)	(4.4	) (2.8) (2.1) (1.0)
Environmental	(US$m)	(15.0)	(0.2)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)	(0.5)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7	) (0.8) (0.8) (0.4)
Terminal Benefits	(US$m)	(10.9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — (10.9)
Net Change in Working Capital	(US$m)	0.9	(22.3)	(0.2)	0.9	(0.7)	0.2	1.3	0.6	2.1	1.9	(0.6)	(3.2)	(1.1)	1.4	0.8	0.5	(1.7)	(0.4)	1.7	(0.1)	(0.8)	3.1	6.0 4.3 2.2 5.1

Operating Profit	(US$m)	1,778.2	52.0	141.4	113.3	108.1	103.5	81.6	72.0	53.5	35.8	37.3	68.2	87.2	84.2	77.3	79.3	91.1	96.4	78.8	67.9	77.6	72.4	46.1 28.4 21.9 3.0

Tax Liability	(US$m)	(427.0)		-21.1	-31.8	-32.9	-31.9	-18.9	-14.3	-13.8	-9.2	-7.1	-16.8	-24.0	-20.5	-14.6	-17.6	-21.4	-24.0	-22.4	-17.0	-17.6	-19.2	-13.6 -9.2 -7.1 -1.0

Capital Expenditure	(US$m)	(405.5)	(29.7)	(39.7)	(15.5)	(7.0)	(5.3)	(23.5)	(28.1)	(11.0)	(7.4)	(15.6)	(16.7)	(13.2)	(21.1)	(32.4)	(25.0)	(25.2)	(22.6)	(9.8)	(15.6)	(23.3)	(13.3)	(4.4 — —	) —

Project	(US$m)	(207.7)	(29.6)	(39.4)	(15.1)	(6.6)	(4.5)	(19.2)	(17.4)	(2.4)	(2.5)	(9.3)	(8.0)	(0.3)	(8.1)	(8.2)	—	(8.6)	(8.7)	—	(7.4)	(12.5)	—	— — — —
Sustaining	(US$m)	(197.8)	(0.2)	(0.3)	(0.4)	(0.4)	(0.9)	(4.3)	(10.7)	(8.6)	(4.9)	(6.3)	(8.7)	(13.0)	(13.0)	(24.1)	(25.0)	(16.6)	(13.9)	(9.8)	(8.2)	(10.8)	(13.3)	(4.4 — —	) —

Final Net Free Cash	(US$m)	945.8	22.3	80.5	66.0	68.3	66.3	39.2	29.7	28.7	19.2	14.7	34.8	49.9	42.6	30.3	36.6	44.5	49.8	46.6	35.3	36.6	39.9	28.2 19.2 14.8 2.1

Reporting Statistics — Real

Cash Operating Costs	(US$/oz)	271	198	208	241	250	256	281	291	312	335	330	289	270	271	276	270	259	256	276	291	279	275	289 295 283 288
Total Cash Costs	(US$/oz)	271	198	208	241	250	256	281	291	312	335	330	289	270	271	276	270	259	256	276	291	279	275	289 295 283 288
Total Working Costs	(US$/oz)	273	199	208	241	251	257	282	292	313	336	331	290	271	272	277	271	260	257	277	292	281	276	291 298 287 426
Total Costs	(US$/oz)	302	340	262	262	261	264	315	333	328	347	361	320	292	302	328	311	301	291	290	317	317	295	286 280 274 363

Table 2:    Tarkwa Mine: Variation of NPV with discount factors

Discount Factor	NPV
(%)	(US$m)

0.00%	945.8
5.00%	592.8

7.46%	492.4

10.00%	416.9
12.00%	371.3
14.85%	320.9
18.00%	279.2
20.00%	258.1
25.00%	217.4

Table 3:    Tarkwa Mine: Variation of NPV — single parameter sensitivity

Sensitivity Range — Revenue	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range — Operating Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range — Capital Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Currency	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)

Variation in NPV @ 0% DCF

Revenue	(221.2)	228.4	587.6	945.8	1,303.7	1,661.7	2,019.7
Operating Expenditures	1,657.5	1,420.3	1,183.0	945.8	708.4	470.1	231.7
Capital Expenditures	1,027.9	1,000.5	973.1	945.8	918.4	891.0	863.7

Variation in NPV @ 7.46% DCF

Revenue	(80.2)	138.4	316.3	492.4	668.5	844.6	1,020.6
Operating Expenditures	833.7	719.9	606.2	492.4	378.6	264.5	147.2
Capital Expenditures	535.8	521.3	506.9	492.4	477.9	463.5	449.0

Table 4:    Tarkwa Mine: Variation of NPV — twin parameter sensitivity

Operating Expenditure Sensitivity	Revenue Sensitivity
NPV (US$m)	-30%	-20%	-10%	0%	10%	20%	30%

-30%	305.4	481.5	657.6	833.7	1,009.7	1,185.7	1,361.6
-20%	191.3	367.8	543.8	719.9	896.0	1,072.1	1,247.9
-10%	71.7	253.9	430.1	606.2	782.2	958.3	1,134.3
0%	(80.2)	138.4	316.3	492.4	668.5	844.6	1,020.6
10%	(246.9)	(0.8)	201.8	378.6	554.7	730.8	906.9
20%	(415.8)	(154.6)	77.9	264.5	441.0	617.1	793.1
30%	(585.1)	(323.4)	(73.6)	147.2	326.9	503.3	679.4

EXHIBIT 6

VALUATION TABLES — DAMANG GOLD MINE

DAMANG GOLD MINE
Table 1:    Damang Mine: Post-tax pre-finance-cash flows

Financial Year	Units	Totals	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025 2026 2027 2028
Project Year		/Averages	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22 23 24 25

Production

Mining

RoM Tonnage	(kt)	10,819	1,368	4,679	3,771	1,002
Head Grade	(g/t)	1.4	1.2	1.5	1.4	1.0
Contained Gold	(koz)	475	53	219	169	33

Processing

Milled Tonnage	(kt)	20,080	2,603	5,206	5,206	5,206	1,859
Milled Grade	(g/t)	1.3	1.5	1.6	1.4	1.2	0.4
Metallurgical Recovery	(%)	89.9%	90.5%	89.1%	89.1%	90.7%	94.4%
Recovered Gold	(koz)	769	116	236	208	184	25
Clean-up Gold	(koz)
Saleable Metal	(koz)	769	116	236	208	184	25

Commodity Sales

Gold	(koz)	769	116	236	208	184	25
Silver	(koz)

Commodity Prices

Gold Price	(US$/oz)		404	412	420	429	437
Silver Price	(US$/oz)

Macro Economics

US PPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%
US CPI	(%)		1.0%	2.0%	2.0%	2.0%	2.0%

Financial — Nominal

Sales Revenue — Gold	(US$m)	321.3	47.0	97.2	87.3	78.8	10.8	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —

Operating Expenditures	(US$m)	(251.0)	(35.8)	(74.6)	(71.4)	(53.9)	(15.3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —

Mining	(US$m)	(72.7)	(10.6)	(26.0)	(23.9)	(9.9)	(2.3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —
Processing	(US$m)	(144.0)	(18.1)	(38.6)	(39.7)	(36.7)	(10.9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —
Overheads	(US$m)	(16.2)	(2.4)	(4.9)	(4.3)	(4.1)	(0.5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —
Realisation	(US$m)	(1.0)	(0.1)	(0.3)	(0.3)	(0.2)	(0.0)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —
By-Product Credits	(US$m)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —
Mineral Royalty	(US$m)	(9.6)	(1.4)	(2.9)	(2.6)	(2.4)	(0.3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —
Environmental	(US$m)	(5.6)	(0.7)	(1.4)	(1.4)	(1.5)	(0.5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —
Terminal Benefits	(US$m)	(7.3)	—	—	—	—	(7.3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —
Net Change in Working Capital	(US$m)	5.6	(2.5)	(0.4)	0.8	0.9	6.7	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —

Operating Profit	(US$m)	70.3	11.2	22.7	15.9	25.0	(4.5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —

Tax Liability	(US$m)	(19.5)		-6.2	-5.2	-8.1

Capital Expenditure	(US$m)	(8.7)	(8.7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —

Project	(US$m)	(8.7)	(8.7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —
Sustaining	(US$m)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —

Final Net Free Cash	(US$m)	42.1	2.5	16.5	10.7	16.8	(4.5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	— — — —

Reporting Statistics — Real

Cash Operating Costs	(US$/oz)	303	278	299	324	270	524
Total Cash Costs	(US$/oz)	303	278	299	324	270	524
Total Working Costs	(US$/oz)	319	284	305	331	278	815
Total Costs	(US$/oz)	323	378	307	327	273	565

Table 2:    Damang Mine: Variation of NPV with discount factors

Discount Factor	NPV
(%)	(US$m)

0.00%	42.1
5.00%	37.9

7.46%	36.1

10.00%	34.3
12.00%	33.0
14.85%	31.3
18.00%	29.6
20.00%	28.6
25.00%	26.3

Table 3:    Damang Mine: Variation of NPV — single parameter sensitivity

Sensitivity Range — Revenue	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range — Operating Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Sensitivity Range — Capital Expenditures	-30%	-20%	-10%	0%	10%	20%	30%
Currency	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)	(US$m)

Variation in NPV @ 0% DCF

Revenue	(26.9)	1.3	21.7	42.1	62.5	83.0	103.2
Operating Expenditures	89.9	74.4	58.3	42.1	26.0	9.8	(7.1)
Capital Expenditures	43.9	43.3	42.7	42.1	41.5	40.9	40.4

Variation in NPV @ 7.46% DCF

Revenue	(22.9)	1.1	18.7	36.1	53.4	70.7	87.8
Operating Expenditures	76.5	63.3	49.7	36.1	22.4	8.7	(6.0)
Capital Expenditures	37.8	37.2	36.6	36.1	35.5	34.9	34.3

Table 4:    Damang Mine: Variation of NPV — twin parameter sensitivity

Operating Expenditure Sensitivity	Revenue Sensitivity
NPV (US$m)	-30%	-20%	-10%	0%	10%	20%	30%

-30%	25.0	42.4	59.6	76.5	93.4	110.3	127.1
-20%	11.4	28.7	46.0	63.3	80.3	97.2	114.0
-10%	(3.3)	15.0	32.4	49.7	67.0	84.0	100.9
0%	(22.9)	1.1	18.7	36.1	53.4	70.7	87.8
10%	(42.7)	(17.3)	5.0	22.4	39.7	57.1	74.3
20%	(62.7)	(37.0)	(11.6)	8.7	26.1	43.4	60.7
30%	(82.6)	(56.8)	(31.3)	(6.0)	12.4	29.8	47.1

SCHEDULE K

MANAGEMENT'S DISCUSSION AND ANALYSIS AND
CONSOLIDATED FINANCIAL STATEMENTS OF IAMGOLD CORPORATION

        Unless the context otherwise requires, capitalized terms used in this schedule K that are not defined herein have the meanings ascribed to such terms in the Circular to which this schedule K is attached. All references to dollar amounts in this schedule K are to US dollars unless stated otherwise.

1.	Management's Discussion and Analysis of Financial Position and Results of Operations	K-2
2.	Interim Consolidated Financial Statements of IAMGold	K-38
3.	Auditors' Report to the Directors	K-47
4.	Audited Consolidated Financial Statements of IAMGold	K-48
5.	Auditors' Consent	K-78

1.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED JUNE 30, 2004

        The following should be read in conjunction with the consolidated financial statements of IAMGold for the period ended June 30, 2004 and related notes thereto which appear elsewhere in this schedule K. All figures in the following sections are in US dollars unless otherwise stated.

  Overview

        Net earnings for the second quarter of 2004 were $0.1 million or $0.00 per share compared to $2.0 million or $0.01 per share for the second quarter of 2003. Net earnings for the first half of 2004 were $6.0 million or $0.04 per share compared to $5.5 million or $0.04 per share for the first half of 2003. The decrease in earnings in the second quarter is attributable to costs totaling $5.7 million relating to due diligence activities, financial advisory fees and legal services for the Wheaton River merger proposal and the Golden Star unsolicited takeover offer. These costs were somewhat offset by the higher realized price for gold of $401 per ounce for the second quarter of 2004 and $409 per ounce year-to-date as compared to $350 per ounce and $355 per ounce for the same periods in 2003. Royalties from the Diavik diamond mine for the second quarter also helped offset the expenses related to corporate transaction costs.

        Operating cash flow for the second quarter of 2004 was negative $6.3 million or negative $0.04 per share compared to $7.8 million or $0.05 per share for the second quarter of 2003. For the second quarter of 2004, operating cash flow was negatively impacted by no cash distributions from Tarkwa and Damang, corporate transaction expenses and a build-up of working capital at the Sadiola and Yatela operations which has reduced subsequent to the end of the quarter. In accordance with accounting policy, only cash distributions from Tarkwa and Damang are included in IAMGOLD's Corporation ("IMG", or the "Company" or "IAMGOLD") operating cash flow.

Summarized Financial Results
(in $000's except where noted)

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
		(Restated)
Net earnings (US$)*	$3,472	$2,045	$4,587	$5,376	$5,906	$77
Net earnings per share
— basic & diluted (US$)*	0.03	0.01	0.03	0.04	0.04	0.00
Operating cash flow (US$)	12,292	7,850	6,485	4,011	5,773	(6,263)
Operating cash flow per share
— basic & diluted (US$)	0.09	0.05	0.04	0.03	0.04	(0.04)
Cash and bullion balance (US$)	93,014	99,816	106,463	113,958	113,190	94,900
Gold spot price (US$/oz)***	352	347	363	391	408	401

*
2003 figures have been restated to reflect a change in accounting estimates relating to future income taxes and a change in accounting policy related to asset retirement obligations.

IAMGOLD Attributable Production and Costs

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Production (000 oz)
Sadiola — 38%	40	40	42	50	45	45
Yatela — 40%	21	30	19	17	20	25
Tarkwa — 18.9%	26	25	28	27	26	23
Damang — 18.9%	15	14	14	14	15	16
Total production	101	109	103	108	106	108
GI cash cost (US$/oz — IMG share)*	217	215	221	246	239	243
Gold spot price (US$/oz)**	352	347	363	391	408	401

*
Weighted average Gold Institute ("GI") cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Refer to individual mining operating results sections for mine GI cash costs and reconciliations to GAAP

**
Average gold price as per the London pm fix.

        Forecast 2004 production for IAMGOLD is 440,000 ounces, slightly below previous guidance of 445,000 ounces. Gold Institute cash cost for 2004 is forecast at $235 per ounce, compared to the previous estimate of $225 per ounce.

  Results of Operations

  Sadiola Mine (IAMGOLD interest — 38%)

Summarized Results
100% basis

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Ore milled (000t)	1,190	1,290	1,240	1,350	1,160	1,300
Head grade (g/t)	3.1	2.6	2.7	3.7	3.9	3.8
Recovery (%)	86	93	92	84	80	74
Gold production — 100% (000 oz)	104	105	111	132	117	117
Gold sales — 100% (000 oz)	113	101	105	134	118	116
Gold revenue (US$/oz)	369	359	365	402	418	411
Direct cash costs (US$/oz)	216	208	187	227	210	234
Production taxes (US$/oz)	23	20	20	24	25	23
Total cash costs (US$/oz)	239	228	207	251	235	257
Accounting adjustments (US$/oz)	(28)	(11)	(9)	(25)	(15)	(15)
GI cash cost (US$/oz)	211	217	198	226	220	242
GI cash cost (US$000)	21,872	22,666	21,984	29,907	25,781	28,373
IMG share — 38% (US$000)	8,311	8,613	8,354	11,365	9,797	10,782
GAAP reconciling items (US$000)**,#	726	(950)	(624)	(272)	565	187
Mining expense (US$000)	9,037	7,663	7,730	11,093	10,362	10,969

*
Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.

**
Canadian GAAP reconciling items are made up of stock movement, mine interest, exploration and consolidation adjustments.

#
2003 figures have been restated to reflect a change in accounting policy related to asset retirement obligations.

        Gold production at the Sadiola mine during the second quarter was 117,000 ounces, consistent with first quarter 2004 production and was 11% above the second quarter 2003 production. During the second quarter, approximately 50% of the feed to the mill was from sulphide ores. These sulphide ores were of a higher grade and of a refractory nature with percentage gold recoveries averaging in the mid-sixties. In general, at Sadiola the refractory nature of the sulphide ore increases with grade and results in a corresponding lower recovery. Over the longer term, recoveries from sulphide ores are still expected to average approximately 80%. Recoveries from oxide ores continue to average in the mid-nineties.

        The Gold Institute cash costs at Sadiola increased to $242 per ounce for the second quarter of 2004. Reagent costs were 38% higher than budget due to higher unit consumption rates and higher supply costs.

        Asset additions at Sadiola amounted to $2.6 million for the second quarter of 2004 and $3.1 million year-to-date. The above amounts were expended on a variety of smaller capital projects. Exploration expenditures were $2.8 million for the second quarter and $4.8 million year-to-date, of which $1.9 million and $2.5 million were spent in the respective periods on drilling for the deep sulphide project. The remaining amounts were spent on oxide and other exploration programs.

        During the quarter, a profit distribution of $4.0 million was paid to shareholders, resulting in a total of $11.0 million paid year-to-date in 2004. IAMGOLD's share of these distributions was $1.5 million for the quarter and $4.2 million year-to-date. Subsequent to quarter end, an additional dividend of $13.0 million was paid with IAMGOLD's share being $4.9 million. Operating cash flow at Sadiola was $38.8 million for the second quarter and $47.4 million year-to-date.

        The financial instrument position for the Sadiola mine at June 30, 2004 was 15,000 of written call options at an average strike price of $385 per ounce. The mark-to-market loss of this call position at both December 31, 2003 and March 31, 2004 was $1.4 million and $0.7 million at June 30, 2004.

        Production for 2004 at Sadiola remains forecast at 465,000 ounces but Gold Institute cash cost is forecast at $235 per ounce versus the $225 per ounce provided in the Company's previous guidance.

  Yatela Mine (IAMGOLD interest — 40%)

Summarized Results
100% basis

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Ore crushed (000t)	740	700	470	680	640	760
Head grade (g/t)	2.8	3.8	2.3	2.2	3.6	3.4
Gold stacked (oz)	67	85	35	49	74	81
Gold production — 100% (000 oz)	53	75	48	42	51	62
Gold sales — 100% (000 oz)	54	70	53	45	46	71
Gold revenue (US$/oz)*	355	346	358	395	405	395
Direct cash costs (US$/oz)	210	172	247	444	335	283
Production taxes (US$/oz)	23	20	24	26	22	28
Total cash costs (US$/oz)	233	192	271	470	357	311
Accounting adjustments (US$/oz)**	(20)	11	(7)	(134)	(72)	(61)
GI cash cost (US$/oz)	213	203	264	336	285	250
GI cash cost (US$000)	11,400	15,231	12,743	13,874	14,536	15,487
IMG share — 40% (US$000)	4,560	6,092	5,097	5,550	5,815	6,195
GAAP reconciling items (US$000)***,#	137	(328)	(272)	261	(619)	1,266
Mining expense (US$000)	4,697	5,764	4,825	5,811	5,196	7,461

*
Gold revenue is calculated as gold sales divided by ounces of gold sold.

**
Accounting adjustments are made up of stockpile, gold in process, and deferred stripping adjustments.

***
Canadian GAAP reconciling items are made up of stock movement, mine interest and consolidation adjustments.

#
2003 figures have been restated to reflect a change in accounting policy related to asset retirement obligations.

        Comparing the second quarter of 2004 to the first quarter of 2004 at Yatela, gold production increased by 22% and costs declined by 12% as the difficulties presented by the heavy rains in 2003 were mitigated.

        Capital expenditures at Yatela were $2.0 million for the second quarter and $4.3 million year-to-date. Of these amounts, leach pad expansion costs were $1.4 million for the second quarter and $3.3 million year-to-date. Operating cash flow at Yatela was negative of $0.3 million for the quarter and positive of $2.9 million year-to-date.

        Previous guidance for gold production at Yatela for 2004 was 275,000 ounces with a Gold Institute cash cost of $235 per ounce. These targets may prove difficult to attain, and while the mine is currently investigating measures to minimize any reductions to production, a more achievable forecast is 250,000 ounces for the year at a cash cost of $245 per ounce. The largest impediment to achieving the higher production level is the mechanical availability of the drilling and haulage equipment at the main Yatela pit. Mobilization of additional equipment to alleviate shortages will take some months to achieve and will be able to improve production levels in the fourth quarter but likely not in the third quarter.

  Tarkwa Mine (IAMGOLD interest — 18.9%)

Summarized Results
100% basis

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Ore crushed (000t)	3,850	3,720	4,080	3,920	4,170	3,840
Head grade (g/t)	1.4	1.4	1.4	1.4	1.4	1.4
Gold stacked (oz)	172	162	185	191	226	201
Expected yield (%)	74	75	75	73	74	71
Gold production & sales — 100% (000 oz)	136	129	148	142	137	123
Gold revenue (US$/oz)*	342	336	361	391	407	395
Direct cash costs (US$/oz)	187	204	200	215	244	269
Production taxes (US$/oz)	11	10	11	12	12	12
Total cash costs (US$/oz)	198	214	211	226	256	281
Gold-in-process adjustments (US$/oz)	14	9	10	13	(8)	(20)
GI cash cost (US$/oz)	212	223	221	240	248	261
Gold revenue less GI cash cost (US$000)	17,715	14,592	20,628	21,411	21,731	16,426
IMG share — 18.9% (US$000)	3,348	2,758	3,899	4,047	4,107	3,105
GAAP reconciling items (US$000)**	(1,844)	(1,684)	(1,868)	(1,917)	(1,920)	(1,599)
Earnings from working interest (US$000)	1,504	1,074	2,031	2,130	2,187	1,506

*
Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.

**
Canadian GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

        During the second quarter of 2004, mining activities at site were at record levels with 14.3 million tonnes of waste mined along with 4.2 million tonnes of ore. The high level of waste stripped was necessary to expose and allow access to some higher grade ores. The lack of access to the higher grade ores during the second quarter did result in lower than anticipated gold production of 123,000 ounces compared to 129,000 ounces during the second quarter of 2003.

        Asset additions at Tarkwa amounted to $65.2 million for the second quarter of 2004 and $110.4 million year-to-date. The majority of the capital expenditures was for the construction of the new mill and the conversion from contract mining to owner-operated mining and amounted to $22.2 million and $37.9 million, respectively for the second quarter and $49.0 million and $53.5 million year-to-date. Construction activity for the new mill remains ahead of schedule with initial commissioning activities expected to begin in the third quarter of 2004. Full commercial production is expected by year-end. The forecast cost of the mill is 10% over budget at

$94 million versus $85 million originally budgeted, of which 7% is attributable to unfavourable foreign exchange movements. The transition to owner mining was fully and successfully implemented in late June with total costs being as budgeted. Anticipated productivity levels with the new fleet have already been attained and are favourably impacting unit mining costs.

        The construction of the mill and the fleet of new mine equipment is being funded by shareholder loans. To June 30, $135 million had been expended on these two projects of which IAMGOLD's share was $28.4 million. Including an advance of $9.0 million made in the second quarter, IAMGOLD has provided funding of $11.7 million to date for these two projects. The balance of $16.6 million will be provided during the third quarter. Cash balances at Tarkwa as at June 30, 2004 were $43.9 million. A distribution of $20.0 million was made to shareholders during the third quarter of which IAMGOLD's portion was $4.0 million.

        Production for 2004 at Tarkwa is forecast at 585,000 ounces compared to 595,000 ounces provided in previous guidance as a result of the lower production in the second quarter. Gold Institute cash costs are forecast at $235 per ounce versus the previously provided $220 per ounce. The increase is due primarily to the higher levels of stripping attained at the mine.

  Damang Mine (IAMGOLD interest — 18.9%)

Summarized Results
100% basis

	2003				2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
Ore milled (000t)	1,230	1,310	1,180	1,360	1,300	1,390
Head grade (g/t)	2.2	2.1	2.0	2.0	2.0	2.1
Recovery (%)	91	92	92	90	90	90
Gold production & sales — 100% (000 oz)	77	78	70	78	78	83
Gold revenue (US$/oz)*	349	345	359	393	406	395
Direct cash costs (US$/oz)	215	226	218	202	210	200
Production taxes (US$/oz)	11	10	11	12	12	12
Total cash costs (US$/oz)	226	236	229	214	222	212
Gold-in-process adjustments (US$/oz)	21	(18)	(1)	15	(5)	(6)
GI cash cost (US$/oz)	247	218	228	229	217	206
Gold revenue less GI cash cost (US$000)	7,898	9,922	9,210	12,679	14,764	15,572
IMG share — 18.9% (US$000)	1,493	1,875	1,741	2,396	2,790	2,493
GAAP reconciling items (US$000)**	(1,138)	(1,257)	(1,295)	(904)	(861)	(1,051)
Earnings from working interest (US$000)	355	618	446	1,492	1,929	1,442

*
Gold revenue is calculated as gold sales divided by ounces of gold sold.

**
Canadian GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

        Operations at the Damang mine continue to perform better than anticipated with production increasing by 6% and costs declining by 6% compared to the second quarter 2003.

        A $2.0 million drill program was approved during the quarter to investigate the feasibility of deepening the main pit. At current gold prices, indications are that a deepening of the pit could extend the life of the Damang operations by one and a half years. Exploration efforts to expand reserves at satellite deposits near the Damang mill have met with some success. It is anticipated that a revised reserve and resource report will be released in September which will quantify these additions.

        Asset additions at Damang were minimal and amounted to $1.5 million for the second quarter of 2004 and $1.7 million year-to-date.

        Cash balances at Damang increased by $12.0 million for the quarter and $26.1 million year-to-date. As of June 30, 2004 cash balances stood at $40.4 million. Subsequent to the end of the quarter, a $25.0 million distribution to shareholders was made, of which IAMGOLD's share was $4.7 million.

        Forecast 2004 production at Damang has increased to 280,000 ounces at a Gold Institute cash cost of $235 per ounce versus previous guidance of 265,000 ounces at $235 per ounce.

  Corporate Results

  Mining Interests

	Three Months Ended		Six Months Ended
($000's)	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
		(Restated)		(Restated)
Gold sales	$29,328	$23,514	$55,433	$47,043
Mining expense	18,430	13,428	33,988	27,162
Depreciation and depletion	6,251	5,699	12,981	11,239

Earnings from mining interests	$4,647	$4,387	$8,464	$8,642

        The Company records its proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines.

        The average gold revenue in at Sadiola and Yatela was US$405 per ounce in the second quarter of 2004 and US$409 per ounce year-to-date compared to US$353 per ounce and US$359 per ounce for the same periods in 2003. Revenue was increased by $0.8 million for the second quarter of 2004 and $1.2 million year-to-date to reflect IAMGOLD's share of the change in the mark-to-market loss on Sadiola call options and the amortization for the deferred hedge revenue.

        The Sadiola and Yatela operations have received payments from the Government of Mali relating to rebates for fuel tax and VAT paid by the mines such that balances have been reduced from the high levels outstanding in the first quarter of 2004 to normal working levels.

  Working Interests

	Three Months Ended		Six Months Ended
($000's)	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
		(Restated)		(Restated)
Tarkwa	$1,506	$1,074	$3,693	$2,578
Damang	1,442	618	3,371	973

Earnings from working interests	$2,948	$1,692	$7,064	$3,551

        The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine and the Damang mine. The amount of depreciation and amortization included in the above earnings are $1.4 million for the second quarter of 2004 and $2.8 million year-to-date, in comparison to $1.4 million and $2.9 million for the same periods in 2003.

  Royalty Interests

	Three Months Ended		Six Months Ended
($000's)	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
		(Restated)		(Restated)
Gold Royalties
Revenue	$664	$665	$1,201	$978
Amortization	419	434	750	658
Diamond Royalties
Revenue	1,518	$—	2,508	—
Amortization	805	—	1,326	—

Earnings from royalty interests	$958	$231	$1,633	$320

        Earnings from royalty interests increased 315% in the second quarter and 410% year-to-date compared to the same periods in 2003 due to the addition of earnings from the Diavik diamond royalty. Royalty revenues from the Diavik project of $1.5 million during the second quarter of 2004 and $2.5 million year-to-date is based on the value of diamond sales by the owners during the respective periods. In 2003, the Diavik operations were in the start-up phase and, as a result, no royalty revenues were received until the third quarter of 2003. Revenue was also recorded from the following gold royalty interests for the second quarter of 2004: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras, the Don Mario mine in Bolivia; and the Magistral mine in Mexico.

  Exploration

  Review of Projects

  Senegal

  Bambadji Project

        A diamond drill program on the BA target was started in late June as follow-up to the good reverse circulation drill results obtained in the 2003 campaign.

        Before the heavy rains started in mid-July, it was possible to complete 1,100 metres of drilling in seven holes. Results from this drilling are being assessed as they are received. The diamond drill program will continue in November 2004, following the rainy season.

  Ecuador

  Quimsacocha Project

        A 7,500 metre diamond drill program commenced in May, following up on high grade results from vein systems in the D1 zone. A detailed review of results form this on-going program will be the subject of a separate exploration press release.

  Brazil

  Tocantins Joint Venture

        On this 50/50 joint venture with AngloGold covering a large greenstone belt in central Brazil, a drill target has been developed on the Chapada vein system. Drilling is likely to start in September.

  Gandarela Joint Venture

        AngloGold is earning into the project by funding a 6,000 metre diamond drill program to test gold-bearing conglomerates of the Moeda Formation, which has similarities to the Witwatersrand gold deposits of South Africa.

        Three drill rigs are on site but owing to difficulties encountered in the drilling, none of the holes have reached their targeted depths.

  Argentina

  Los Menucos Joint Venture

        This joint venture in search of epithermal gold deposits in northern Patagonia is funded by Barrick.

        A six-hole (1,056m) diamond drill hole program on the Dos Lagunas target did not result in any economic intersections but results are being assessed to check if testing along strike is justified.

        On the Catrin target at Cerro La Mina, five diamond drill holes (966m) were put down. Gold grades were low and Barrick plans to shift the exploration focus to the north and northeast of the Catrin area.

  Cañadon del Moro

        A mixed reverse circulation and diamond drill campaign has been completed on this target in northern Patagonia. Two veins were drill-tested and while gold values were generally not high (best value 2.9 g/t gold over

6m), the drilling encountered high silver values. There were eleven intersections averaging more than 100 g/t silver, the best being 726 g/t silver over 2m, 611 g/t over 3m and 452.3 g/t over 3 m.

        The results are being assessed prior to deciding on the next stage of exploration.

  Canada

  Avalon Joint Venture

        IAMGOLD is earning into this project of Rubicon Minerals in Newfoundland by funding exploration. At least one drill target has been identified and a 2,000m drill program is expected to begin in September.

  Corporate Administration and Other

        Corporate administration totaled $1.8 million for the second quarter of 2004 and $4.1 million year-to-date compared to $1.6 million and $3.6 million for the same periods in 2003. 2003 costs include $0.9 million resulting from the combination of IAMGOLD's and Repadre's corporate functions, including one-time charges for severance and office relocation expenses.

        2004 costs include non-cash charges of $0.8 million relating to new accounting rules that require expensing the estimated costs of granting share options to employees.

        2004 investment income includes a $1.1 million gain relating to sale of a loan in the first quarter of 2004.

  Corporate Transactions

        On March 30, 2004, the Company announced an agreement to enter into a business combination with Wheaton River Minerals Ltd. ("Wheaton"). The combination was to be completed by way of a plan of arrangement whereby each Wheaton share would be exchanged for 0.55 of a share of the Company. If all Wheaton warrants and options were exercised on closing of the transaction, the combined company would be held 68% by existing Wheaton shareholders and 32% by the Company's existing shareholders. The combination required approval by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the Company's shareholders. The IAMGOLD shareholder meeting initially scheduled to be held on June 8, 2004 was deferred and ultimately held on July 6, 2004 at which time a majority of the shareholders of IAMGOLD voted against the transaction and, as a result, the arrangement agreement has been terminated. A total of $3.5 million ($0.5 million in Q1, $3.0 million in Q2) has been charged against earnings in respect of financial advisory, legal and due diligence expenses incurred in connection with this transaction.

        On May 27, 2004 Golden Star Resources Ltd. ("GSR") announced an unsolicited take-over bid for IAMGOLD offering 1.15 shares of GSR for each share of IAMGOLD. A Special Committee of the Board of Directors for IAMGOLD was constituted to review the bid and the Board accepted the Special Committee's recommendations to reject the GSR offer. The GSR offer was subsequently raised to 1.25 shares of GSR for each IAMGOLD share and the Board's recommendation to shareholders remains to reject the revised offer. A total of $2.7 million has been charged against second quarter earnings in respect of the GSR bid. The bid is ongoing and additional expenses continue to be incurred during the third quarter.

  Cash Flow

        Operating cash flow was negative $6.3 million for the second quarter of 2004 and negative $0.5 million year-to-date compared to $7.8 million and $20.1 million for the same periods in 2003. The decline is a result of $6.2 million in corporate transaction costs and a temporary build-up of working capital at Sadiola and Yatela. The largest build-ups in working capital at Sadiola and Yatela were in accounts receivable due to an increase of $3.0 million from sales of gold and $1.6 million in amounts recoverable from the government of Mali. Subsequent to quarter-end, both of these accounts were reduced substantially. In addition, dividends and loan repayments from Tarkwa and Damang were delayed to July of this year and will be recorded in the third quarter results.

        In respect of investing activities, $2.5 million was invested in the Sadiola and Yatela operations for the second quarter of 2004 and $4.6 million year-to-date. A cash call of $9.0 million was received from the Tarkwa operations and was disbursed during the quarter. In addition, $1.8 million of proceeds relating to the sale of a loan was recognized year-to-date.

        The corporate cash position was reduced from $53.2 million at December 31, 2003 and $49.8 million as at March 31, 2004 to $36.9 million as at June 30, 2004, primarily from funding of capital projects at Tarkwa, corporate transaction costs and the payment of dividends.

  Liquidity and Capital Resources

        The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

  Working Capital

        The Company's consolidated working capital position is set out below (in $ millions):

	June 30, 2004	December 31, 2003
Working Capital	$112.9	$118.5
Current Ratio	6.9	5.3

  Cash

        Consolidated cash balances totaled $47.2 million at June 30, 2004 compared to $66.7 million at year-end 2003, and can be segmented as follows (in $ millions):

	June 30, 2004	December 31, 2003
Joint venture cash	$10.3	$13.5
Corporate cash	36.9	53.2

Total	$47.2	$66.7

        Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

        Components of the Company's corporate cash flow for the second quarter and year-to-date are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Inflows
Sadiola cash receipts	$1.5	$3.8	$4.2	$8.4
Royalties received, net of withholding taxes and gold bullion receipts	1.9	0.5	3.3	0.7
Proceeds from sale of marketable securities and loans receivable	—	—	1.8	—
Interest income	0.4	0.2	0.6	0.5
Share issuances, net of share issue costs	—	0.5	0.5	3.0
Net cash acquired from Repadre	—	—	—	34.2
Damang cash receipts	—	1.9	—	3.9
Tarkwa cash receipts	—	4.0	—	4.0
Foreign exchange gain on cash balances	—	1.1	—	2.0
Other	—	0.2	—	—

	$3.8	$12.2	$10.4	$56.7

	Three Months Ended		Six Months Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Outflows
Investment in Tarkwa	$9.0	$—	$9.0	$—
Dividends	—	—	6.7	2.5
Corporate transaction costs	2.8	0.2	3.3	0.3
Corporate administration	2.4	2.4	3.9	4.9
Exploration and exploration administration	2.0	2.4	3.1	3.2
Foreign exchange loss on cash balances	0.3	—	0.5	2.0
Other	0.2	—	0.2	0.2
Gold bullion purchases	—	3.5	—	14.0

	$16.8	$8.5	$26.7	$25.1

Net inflow (outflow)	$(13.0)	$3.7	$(16.3)	$31.6

  Gold Bullion

        At June 30, 2004, bullion balances were virtually unchanged from year end 2003 at 145,707 ounces at an average cost of $327 per ounce. The market value of the bullion was $57.7 million using a June 30, 2004 gold price of $396 per ounce.

  Changes in Accounting Policy

  Stock-based compensation

        On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 ("Section 3870"). Section 3870 requires all stock-based compensation be accounted for under the fair value based method. Transitional rules allow for an adjustment to opening retained earnings with no restatement to prior periods. As a result, the Company has reduced opening retained earnings as at January 1, 2004 by $2.6 million.

  Asset retirement obligations

        On January 1, 2004, the Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations" (Section 3110). Section 3110 requires that the fair value of liabilities for asset retirement obligations be recognized where incurred and that a corresponding asset be set up and be depreciated over the life of the asset. The Company has adopted Section 3110 retroactively, with prior periods being restated. Accordingly, opening retained earnings as at January 1, 2004 have been increased by $ 0.6 million.

        As at August 10, 2004, the number of shares issued and outstanding of the Corporation was 145.6 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND
RESULTS OF OPERATIONS FOR THE PERIOD ENDED DECEMBER 31, 2003

        The following should be read in conjunction with the consolidated financial statements of IAMGold for the year ended December 31, 2003 and related notes thereto which appear elsewhere in this schedule K. All figures in the following sections are in US dollars, unless stated otherwise.

  Overview

        IAMGOLD ("IMG" or the "Company") is a growth-oriented precious metals mining and exploration company. During 2003, the Company held interests in four operating gold mines in West Africa and certain diamond and gold royalties and conducted exploration activities in South America and West Africa.

        Effective January 7, 2003, IAMGOLD completed a business combination with Repadre Capital Corporation ("Repadre"). Under the terms of the arrangement, 63.0 million common shares of IAMGOLD were issued to Repadre shareholders and Repadre became a wholly-owned subsidiary of the Company. The purchase consideration for the transaction was $218.3 million, including acquisition costs of $0.8 million (refer to Notes to the Consolidated Statements — note 2).

Summarized Financial Results
(in US$000's except where noted)

	2003	2002	2001
	(restated)	(restated)	(restated)
Cash and gold bullion	$113,958	$46,413	$31,365
Net working capital	118,539	56,884	19,917
Total assets***	454,169	194,309	180,583
Non-recourse loans payable	11,342	13,091	26,617
Gold sales	96,607	89,824	81,655
Royalty revenues	4,504	—	—
Earnings from working interests	9,650	—	—
Net earnings***	15,480	5,713	11,096
Basic net earnings per share	0.11	0.07	0.15
Diluted net earnings per share	0.11	0.07	0.15
Cash dividends declared per share (Cdn$)	0.06	0.05	0.05
Operating cash flow	30,638	18,937	26,432
Operating cash flow per share (basic & diluted)	0.21	0.25	0.36
Gold produced (000 oz — IMG share)	421	290	256
Weighted average GI cash cost (US$/oz — IMG share)*	225	169	138
Gold spot price (US$/oz)**	363	310	271

*
Weighted average GI cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Refer to individual mining operating results sections for mine GI cash costs and reconciliations to GAAP. 2002 and 2001 do not include Tarkwa and Damang.

**
Average gold price as per the London PM fix.

***
Restated to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: "Asset Retirement Obligations."

        Net earnings for 2003 were $15.5 million or $0.11 per share compared to $5.7 million or $0.07 per share for 2002. The increase in earnings is largely attributable to the contribution from the Repadre assets purchased in January 2003. Earnings from the Sadiola and Yatela mining operations were lower by $4.4 million in 2003 due to production shortfalls experienced at the Yatela operations.

Quarterly Financial Review
(in US$000's except where noted)

2003	Q1	Q2	Q3	Q4	Total
	(restated)
Revenue	$23,842	$24,179	$23,763	$29,327	$101,111
Net earnings*	3,472	2,045	4,587	5,376	15,480
Basic earnings per share	0.03	0.01	0.03	0.04	0.11
Diluted earnings per share*	0.03	0.01	0.03	0.04	0.11
Operating cash flow	12,292	7,850	6,485	4,011	30,638
Operating cash flow per share (basic & diluted)	0.09	0.05	0.04	0.03	0.21
2002	Q1	Q2	Q3	Q4	Total
	(restated)
Revenue	$21,289	$19,291	$24,505	$24,739	$89,824
Net earnings*	3,968	1,300	1,873	(1,428)	5,713
Basic and diluted earnings per share	0.05	0.02	0.02	(0.02)	0.07
Operating cash flow	8,833	3,577	4,474	2,053	18,937
Operating cash flow per share (basic and diluted)	0.12	0.05	0.06	0.02	0.25

*
Restated to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: "Asset Retirement Obligations.".

        Net earnings for the fourth quarter of 2003 were $5.2 million or $0.04 per share compared to a loss of $1.5 million for the fourth quarter of 2002.

        Quarterly earnings for 2003 have been restated to reflect increased provisions for future income tax. Under Canadian GAAP, the liability for future income tax must be marked-to-market at current exchange rates in each reporting period. As the Canadian dollar experienced dramatic appreciation over the year, a $3.7 million or $0.03 per share non-cash charge has been taken against the foreign exchange account for the year due to the translation of the Company's Canadian-based future tax liability into US dollars. $2.9 million of this loss occurred during the first and second quarters and quarterly results have been restated accordingly.

  Results of Operations

        As the business combination with Repadre occurred in January 2003, information on operations on the assets acquired is provided on a pro forma basis for 2002 periods.

  Sadiola Mine (IAMGOLD interest — 38%)

        The Company owns a 38 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Sadiola S.A. ("Sadiola"). Sadiola holds the mining permits for the Sadiola mine in western Mali. AngloGold Limited ("AngloGold") owns 38 percent of Sadiola, the Republic of Mali holds 18 percent and International Finance Corporation ("IFC"), an affiliate of the World Bank, holds the remaining 6 percent. AngloGold is the mine operator.

        A summary of significant operating statistics at Sadiola is provided in the table below:

Summarized Results
100% basis

	2003
						2002 Total
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Waste mined (000t)	2,790	2,710	2,980	2,960	11,440	8,970
Marginal ore mined (000t)	550	340	220	370	1,480	1,410
Ore mined (000t)	1,160	1,790	750	2,030	5,730	6,380
Total material mined (000t)	4,500	4,840	3,950	5,360	18,650	16,760
Strip Ratio*	2.9	1.7	4.3	1.6	2.3	1.6
Ore milled (000t)	1,190	1,290	1,240	1,350	5,070	5,050
Head grade (g/t)	3.1	2.6	2.7	3.7	3.0	3.5
Recovery (%)	86	93	92	84	88	84
Gold production — 100% (000 oz)	104	105	111	132	452	480
Gold sales — 100% (000 oz)	113	101	105	134	453	477
Gold revenue (US$/oz)**	369	359	365	402	376	314
Direct cash costs (US$/oz)	216	208	187	227	210	153
Production taxes (US$/oz)	23	20	20	24	22	18
Total cash costs (US$/oz)	239	228	207	251	232	171
Stockpile adjustments (US$/oz)	(28)	(11)	(9)	(25)	(19)	(8)
GI cash cost (US$/oz)	211	217	198	226	213	164
GI cash cost (US$000)	21,872	22,666	21,984	29,907	96,429	78,545
IMG share — 38% (US$000)	8,311	8,613	8,354	11,365	36,643	29,847
GAAP Reconciling items (US$000)***	726	(950)	(624)	(272)	(1,120)	(475)
Mining expense (US$000)	9,037	7,663	7,730	11,093	35,523	29,372

*
Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

**
Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.

***
GAAP reconciling items are made up of stock movement, mine interest, exploration and consolidation adjustments, including adjustment to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: "Asset Retirement Obligation."

        In general, the Sadiola operations reached their budgeted production level for 2003 but operating costs were higher than anticipated.

        The Company's average gold revenue at Sadiola of $376 per ounce in 2003 was higher than the $314 per ounce achieved in 2002. The premium above the average spot price of $367 per ounce in 2003 ($310 per ounce in 2002) resulted from the amortization of deferred hedge revenue from previously crystallized financial instruments.

        Gold production at Sadiola was 6% lower in 2003 than 2002. This decrease is attributable to lower ore grades delivered to the mill, which, at 3.0 g/t for the year, was in line with the average reserve grade. The lower grade was offset somewhat by significantly improved mill recoveries for the year for the sulphide ores processed. During the fourth quarter, however, recoveries on sulphide ore slipped below 80% due to mechanical problems (now rectified) at the oxygen plant, which resulted in insufficient oxygen being delivered to the process.

        Cash costs increased in 2003 due to higher mining costs due to harder ore, the higher cost of diesel fuel, and the higher cost of labour and certain supplies which were euro or rand related rather than US dollar related. This trend continued during the fourth quarter of 2003.

        Additions to fixed assets at Sadiola in 2003 were $4.3 million and were expended on a variety of small capital projects. 2002 asset additions were $10.4 million, $7.6 million of which was spent on the sulphidic ore treatment plant and the remaining $2.8 million on various smaller capital projects. Exploration expenditures in

2003 were $7.9 million (2002 — $6.2 million), $3.3 million (2002 — $2.0 million) of which was spent on the deep sulphide project and $3.9 million (2002 — $3.9 million) was spent on oxide programs.

        During 2003, $41.0 million (2002 — $20.0 million) of profit distributions were paid to shareholders. The Company's share of these distributions was $15.6 million (2002 — $7.6 million). Operating cash flow (excluding changes in working capital) for 2003 at Sadiola was $71.9 million (2002 — $71.6 million) and cash balances at Sadiola as at December 31, 2003 were $30.5 million (2002 — $16.5 million). In January 2004, Sadiola distributed an additional profit distribution of $7.0 million (Company share — $2.7 million) to its shareholders.

        At December 31, 2003, Sadiola's financial instrument position consisted of call options on 30,000 ounces (Company share — 11,400 ounces) of gold expiring in 2004 at an average price of $385, carrying a mark-to-market loss of $1.4 million (Company share — $0.5 million).

        For 2004, Sadiola is budgeted to produce 465,000 ounces of gold at a total direct cash cost of $210 per ounce and a total operating cash cost, as defined by the Gold Institute, of $215 per ounce. The production increase of 3 percent compared to 2003 results primarily from a higher level of ore being processed through the mill. Unit direct cash costs are expected to be comparable to 2003 levels. Over the past six months, the feasibility of mining the deposit using company-owned mining equipment operated by company personnel as opposed to continuing with a mining contractor has been studied and a final decision on this option will be made in the near future. A switch to owner mining will require capital expenditures on the order of $50 to $55 million. Operating costs would be lower in the longer term but there is a risk of incurring higher mining costs during the transition period. The mining contract with the current contractor has been extended to year-end 2004 to facilitate the decision.

  Yatela Mine (IAMGOLD interest — 40%)

        The Company owns an indirect 40 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Yatela S.A. ("Yatela"). Yatela holds the mining and exploration permits for the Yatela mine in western Mali, 25 kilometres north of the Sadiola mine. AngloGold also owns an indirect 40 percent interest in Yatela and the Republic of Mali holds the remaining 20 percent. AngloGold is the mine operator.

        A summary of significant operating statistics at Yatela is provided in the table below:

Summarized Results
100% basis

	2003
						2002 Total
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Waste mined (000t)	3,530	3,750	3,560	7,890	18,730	15,910
Marginal ore mined (000t)	260	160	180	520	1,120	600
Ore mined (000t)	570	550	350	800	2,270	2,290
Total material mined (000t)	4,360	4,460	4,090	9,210	22,120	18,800
Strip Ratio*	6.6	7.1	10.7	10.5	8.7	7.2
Ore crushed (000t)	740	700	470	680	2,590	2,810
Head grade (g/t)	2.8	3.8	2.3	2.2	2.8	3.6
Gold stacked (oz)	67	85	35	49	236	327
Gold production — 100% (000 oz)	53	75	48	42	218	269
Gold sales — 100% (000 oz)	54	70	53	45	222	265

Gold revenue (US$/oz)**	355	346	358	395	361	311
Direct cash costs (US$/oz)	210	172	247	444	249	168
Production taxes (US$/oz)	23	20	24	26	23	19
Total cash costs (US$/oz)	233	192	271	470	272	187
Accounting adjustments (US$/oz)***	(20)	11	(7)	(134)	(28)	(10)
GI cash cost (US$/oz)	213	203	264	336	244	177
GI cash cost (US$000)	11,400	15,231	12,743	13,874	53,248	47,589
IMG share — 40% (US$000)	4,560	6,092	5,097	5,550	21,299	19,036
GAAP Reconciling items (US$000)****	137	(328)	(272)	261	(202)	612
Mining expense (US$000)	4,697	5,764	4,825	5,811	21,097	19,648

*
Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

**
Gold revenue is calculated as gold sales divided by ounces of gold sold.

***
Accounting adjustments are made up of stockpile, gold in process, and deferred stripping adjustments.

****
GAAP reconciling items are made up of stock movement, mine interest and consolidation adjustments, including adjustment to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: "Asset Retirement Obligations."

        The sales price for gold at Yatela averaged $361 per ounce in 2003 compared to $311 per ounce in 2002. The mine had no exposure to any financial instrument over either reporting period.

        Production for the fourth quarter at Yatela was 42,000 ounces of gold. For the year, production totaled 218,000 ounces, 19% lower than in 2002 and 7% below budget. The lower production was partially anticipated as the mine plan progressed through an area of ore at a lower grade than Yatela's December 31, 2002 reserve grade of 3.5 g/t. However, a severe rainy season in Mali, coincided with the commissioning of a new crusher circuit and new leach pads causing problems in these areas which further reduced production levels, particularly in the third and fourth quarters. In 2003, approval was given to develop the nearby Alamoutala deposit and production from the Alamoutala pit began in August 2003. Production from Alamoutala will continue during the first half of 2004 and will supplement ore provided from the main Yatela pit. Cumulative gold recovery from start-up to the end of 2003 is in line with expectations at 82.4%.

        Cash costs at Yatela were higher due to the higher cost of diesel fuel, labour and certain supplies purchased in euro-related or rand-related currencies and higher costs from the Alamoutala pit due to longer haulage distances. Per ounce cash costs were particularly impacted as a result of lower production levels.

        Capital expenditures at Yatela totaled $13.6 million (2002 — $8.7 million), $5.7 million (2002 — $0.5 million) of which was spent on the development of Alamoutala, $3.4 million (2002 — $4.5 million) on the expansion of leach pads, $2.2 million on the crusher installation and $1.1 million (2002 — $0.6 million) on exploration. The remaining $1.2 million (2002 — $3.1 million) was spent on project construction costs and various small capital projects.

        During 2003, principal repayments on loans provided to construct the project totaled $11.3 million (2002 — $18.5 million). The Company received $3.5 million (2002 — $6.5 million) of this amount. Total project loans that remain outstanding at year-end 2003 total $76.9 million (2002 — $85.8 million). After the project investment is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the Government of Mali will receive the remaining 20%.

        Operating cash flow (excluding changes in working capital) for 2003 at Yatela was $28.0 million (2002 — $34.8 million) (100% basis) and cash balances at Yatela as at December 31, 2003 were $4.5 million (2002 — $9.2 million).

        For 2004, Yatela is budgeted to produce 275,000 ounces of gold at a total direct cash cost of $230 per ounce and a total operating cash cost, as defined by the Gold Institute, of $225 per ounce. Production is expected to revert to these more normal, longer-term levels compared to 2003 when the operations mined through a lower grade portion of the orebody and experienced significant production problems associated with the installation of a new crusher system and higher than normal rainfall during the wet season. The nearby Alamoutala deposit, brought into production in 2003, will be depleted as planned in the third quarter of 2004.

  Tarkwa Mine (IAMGOLD interest — 18.9%)

        As a result of the business combination with Repadre, the Company owns an 18.9 percent interest in a Ghanaian registered company, Gold Fields Ghana Limited ("GFGL"). GFGL holds the mining and exploration permits for the Tarkwa mine in Ghana. Gold Fields Limited ("Gold Fields") also owns 71.1 percent interest in GFGL and the Government of Ghana holds the remaining 10 percent. Gold Fields is the mine operator.

        A summary of significant operating statistics at Tarkwa is provided in the table below:

Summarized Results
100% basis

	2003
						2002# Total
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Waste mined (000t)	6,830	6,820	9,110	8,880	31,640	27,600
Marginal ore mined (000t)	40	30	40	130	240	300
Ore mined (000t)	3,970	4,090	4,380	4,160	16,600	15,430
Total material mined (000t)	10,840	10,940	13,530	13,170	48,480	43,330
Strip Ratio*	1.7	1.7	2.1	2.2	1.9	1.8
Ore crushed (000t)	3,850	3,720	4,080	3,920	15,570	15,105
Head grade (g/t)	1.4	1.4	1.4	1.4	1.4	1.6
Gold stacked (000 oz)	172	162	185	191	710	753
Expected yield (%)	74	75	75	73	74	76
Gold production & sales — 100% (000 oz)	136	129	148	142	555	524
Gold revenue (US$/oz)**	342	336	361	391	358	304
Direct cash costs (US$/oz)	187	204	200	215	201	194
Production taxes (US$/oz)	11	10	11	12	11	9
Total cash costs (US$/oz)	198	214	211	226	212	203
Gold-in-process adjustments (US$/oz)	14	9	10	13	12	(16)
GI cash cost (US$/oz)	212	223	221	240	224	187
Gold revenue less GI cash cost (US$000)	17,715	14,592	20,628	21,411	74,346
IMG share — 18.9% (US$000)	3,348	2,758	3,899	4,047	14,052
GAAP Reconciling items (US$000)***	(1,844)	(1,684)	(1,868)	(1,917)	(7,313)
Earnings from working interest (US$000)	1,504	1,074	2,031	2,130	6,739

*
Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

**
Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.

***
GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

#
Shown on a pro forma basis for 2002.

        The Company's average gold revenue at Tarkwa was $358 per ounce in 2003. The discount below the average spot price of $364 per ounce in 2003 resulted from the amortization of deferred hedge revenue from previously crystallized financial instruments.

        Gold production at Tarkwa was 6% higher in 2003 than 2002. This increase is generally attributable to continuous efficiency improvements at all aspects of the operation.

        Per ounce cash costs increased in 2003 due to additional definition drilling to enhance mineral resources and a 12% increase in material mined.

        During May, the decision was made i) to construct a milling circuit at Tarkwa, and ii) to mine the deposit with company personnel and company-owned mining equipment rather than using a mining contractor. The 4.2 million tonne per annum mill was budgeted at $85 million to construct. The initial fleet of mining equipment was forecast to cost $75 million. The effect of these investments will be: i) an increase in the sustainable production rate to between 600,000 and 700,000 ounces per year, ii) an extension of the mine life, and iii) a lowering of the mining costs.

        Total capital expenditures at Tarkwa in 2003 were $57.2 million, $28.9 million of which was spent on the construction of the new mill, $3.7 million was spent on the new mining fleet, $9.3 million was spent on leach pad expansions and $15.4 million was spent on various smaller capital projects.

        During 2003, a $20.0 million profit distribution was paid to the mine shareholders. The Company's share of these distributions was $4.0 million. From this amount, the Company remitted $2.7 million to the mine as its share of a cash call for the Tarkwa mill expansion, resulting in net distributions received from Tarkwa of $1.3 million in 2003. Operating cash flow (excluding changes in working capital) for 2003 at Tarkwa was $74.6 million (100% basis) and cash balances at Tarkwa as at December 31, 2003 were $30.1 million.

        For 2004, Tarkwa is expected to produce 595,000 ounces of gold at a total direct cash cost of $210 per ounce and a total operating cash cost, as defined by the Gold Institute, of $220 per ounce. This production level is 7% greater than in 2003 as tonnes heap leached will be higher and some production will be derived from the new CIL mill. The final cost of the new mill is expected to be 5% to 10% over the budget of $85 million primarily due to an increase in the cost of equipment not purchased in US$. Mill commissioning is expected during the second half of the year. At mid-year, mining operations will switch from contract mining to owner-operated mining. This project is on schedule and on budget.

  Damang Mine (IAMGOLD interest — 18.9%)

        As a result of the business combination with Repadre, the Company owns an 18.9 percent interest in a Ghanaian registered company, Abosso Goldfields Limited ("Abosso"). Abosso holds the mining and exploration permits for the Damang mine in Ghana. Gold Fields also owns a 71.1 percent interest in GFGL and the Government of Ghana holds the remaining 10 percent. Gold Fields is the mine operator.

        A summary of significant operating statistics at Damang is provided in the table below:

Summarized Results
100% basis

	2003
						2002# Total
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Waste mined (000t)	3,530	3,720	2,600	2,400	12,250	12,120
Ore mined (000t)	1,120	1,440	1,410	1,280	5,250	4,300
Total material mined (000t)	4,650	5,160	4,010	3,680	17,500	16,420
Strip Ratio*	3.2	2.6	1.8	1.9	2.3	2.8
Ore milled (000t)	1,230	1,310	1,180	1,360	5,080	4,290
Head grade (g/t)	2.2	2.1	2.0	2.0	2.1	2.3
Recovery (%)	91	92	92	90	91	90
Gold production & sales — 100% (000 oz)	77	78	70	78	303	287
Gold revenue (US$/oz)**	349	345	359	393	362	309
Direct cash costs (US$/oz)	215	226	218	202	215	211
Production taxes (US$/oz)	11	10	11	12	11	9
Total cash costs (US$/oz)	226	236	229	214	226	220
Gold-in-process adjustments (US$/oz)	21	(18)	(1)	15	4	6
GI cash cost (US$/oz)	247	218	228	229	230	226

Gold revenue less GI cash cost (US$000)	7,898	9,922	9,210	12,679	39,709
IMG share — 18.9% (US$000)	1,493	1,875	1,741	2,396	7,505
GAAP Reconciling items (US$000)***	(1,138)	(1,257)	(1,295)	(904)	(4,594)
Earnings from working interest (US$000)	355	618	446	1,492	2,911

*
Strip ratio is calculated as waste divided by full-grade ore.

**
Gold revenue is calculated as gold sales divided by ounces of gold sold.

***
GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

#
Shown on a pro forma basis for 2002 for 11 months only.

        In general, performance at the Damang operation was above expectation in almost all categories.

        The average gold sales price at Damang was $362 per ounce in 2003. The mine had no exposure to any financial instruments during the year or in future.

        Gold production at Damang for 2002 is not directly comparable to 2003 as it is for an eleven month period only.

        Per ounce cash costs increased only minimally in 2003, primarily due to higher volumes being mined from satellite orebodies rather than from the main orebody.

        Total capital expenditures at Damang in 2003 were $2.8 million for a variety of small capital projects. Exploration expenditures were $3.0 million for the year.

        During 2003, shareholder loans were fully repaid. Total repayments were $34.3 million, of which $6.6 million was the Company's share. Future distributions from Damang will be received as dividends. Operating cash flow (excluding changes in working capital) for 2003 at Damang was $36.7 million (100% basis) and cash balances at Damang as at December 31, 2003 were $14.3 million.

        For 2004, Damang is expected to produce 265,000 ounces of gold at a total direct cash cost of $210 per ounce and a total operating cash cost, as defined by the Gold Institute, of $235 per ounce. The production decrease is attributable to the processing of lower grade ores as the higher grade ores have been depleted.

  IAMGold Attributable Production and Costs

        The table below presents the production attributable to IAMGOLD's ownership in the four operating gold mines in West Africa along with the weighted average cost of production.

IAMGOLD Basis

	2003
Production (000 oz)						2002 Total
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Sadiola — 38%	40	40	42	50	172	182
Yatela — 40%	21	30	19	17	87	107
Tarkwa — 18.9%	26	25	28	27	105	—
Damang — 18.9%	15	14	14	14	57	—
Total production	101	109	103	108	421	289
GI cash cost
Sadiola — 38%	211	217	198	226	213	164
Yatela — 40%	213	203	264	336	244	177
Tarkwa — 18.9%	212	223	221	240	224	—
Damang — 18.9%	247	218	228	229	230	—
Weighted average	217	215	221	246	225	169

        The Company's attributable share of gold production in 2004 from the above four operating mines is expected to be 445,000 ounces of gold at a total direct cash cost of $215 per ounce and a total operating cash cost, as defined by the Gold Institute, of $220 per ounce.

  Corporate Results

  Mining Interests

	2003
(US$ 000's)						2002 Total
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
	(restated)
Gold sales	$23,529	$23,514	$22,117	$27,447	$96,607	$89,824
Mining expense*	13,734	13,428	12,555	16,903	56,620	49,020
Depreciation and depletion*	5,540	5,699	6,277	6,964	24,480	20,903

Earnings from mining interests*	$4,255	$4,387	$3,285	$3,580	$15,507	$19,901

*
Restated to reflect change in accounting policy in accordance with CICA Handbook Section 3110: "Asset Retirement Obligations."

        The Company records its proportionate share of assets, liabilities and results from operations from its joint venture interests in the Sadiola and Yatela mines.

        The Company's 2003 consolidated gold revenue was 8% higher than 2002. The increase is a result of consolidated revenue of $371 per ounce in 2003 being 19% higher than the $313 per ounce achieved during 2002, net of a 10% decrease in attributable production at Sadiola and Yatela. The Company recorded an increase to gold revenue of $1.8 million in 2003 (2002 — $1.8 million) to reflect the amortization of the deferred hedge revenue from previously crystallized financial instruments at Sadiola and also recorded a reduction to gold revenue of $0.3 million in 2003 (2002 — $0.2 million) to reflect its share of the change in the mark-to-market loss on Sadiola call options at December 31, 2003. The remaining $1.7 million of deferred hedge revenue will be brought into income in 2004. All Yatela sales were made at spot prices.

        The Company's share of Sadiola and Yatela operating expenses was 16% higher in 2003 than 2002. The increase is a result of a higher amount of material mined and higher unit costs at both mines. Total consolidated cash costs at Sadiola and Yatela in 2003 of $224 per ounce increased from $169 per ounce in 2002. Costs increased as a result of higher fuel and reagent costs and the depreciation of the US$ at both mines, harder ore at Sadiola and longer haulage distances for Alamoutala at Yatela.

        In 2003, the Company expensed $0.2 million (2002 — $0.8 million) for exploration at the mine level in accordance with Canadian accounting policies. All other exploration expenditures at Sadiola and Yatela were capitalized.

        Depreciation was 17% higher in 2003 than in 2002 due mostly to Alamoutala costs at Yatela being depreciated over the economic life of the Alamoutala deposit versus the Yatela mine life.

        Current income taxes include $4.3 million (2002 — $3.0 million) relating to the Sadiola operations, beginning on March 1, 2002 when Sadiola's five-year tax holiday ended. Yatela is currently not subject to income taxes as it is currently in a five-year tax holiday, ending July 3, 2006.

  Working Interests

	2003
(US$ 000's)
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Tarkwa	$1,504	$1,074	$2,031	$2,130	$6,739
Damang	355	618	446	1,492	2,911

Earnings from working interests	$1,859	$1,692	$2,477	$3,622	$9,650

        The Company records on its consolidated statement of earnings the proportionate share of the profits from its working interests in the Tarkwa and Damang mines.

        The two working interests are recorded on the balance sheets at their fair values acquired at the time of the business combination with Repadre. The Company's share of the amortization and depreciation expense recorded in the determination of the above earnings was $6.5 million.

  Royalty Interests

	2003
(US$ 000's)
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Gold royalties
Revenue	$313	$665	$632	$760	$2,370
Amortization	224	434	441	487	1,586
Diamond royalties
Revenue	—	—	1,014	1,120	2,134
Amortization	—	—	568	561	1,129

Earnings from royalty interests	$89	$231	$637	$832	$1,789

        Royalty income from the Diavik project, which recorded its initial sales during 2003, was $2.1 million. For 2004, royalty income from the Diavik mine will increase as the mine should be at full production levels for the majority of the year. The recorded amount for royalty income is based upon sales during the year. As the amount of royalty payable is based upon production, the Company may be recording additional royalty income in 2004 attributable to production held in inventory at year-end 2003.

        Royalty revenues were recorded in 2003 from the following gold royalty interests: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras; the Magistral mine in Mexico; and the Don Mario mine in Bolivia. The Company expects royalty income for 2004 from these mines to be at comparable levels to 2003.

        Royalty interests have been recorded on the balance sheet of the consolidated Company at their estimated fair values, which is amortized over the expected production remaining at those operations.

  Exploration Properties

        During 2003, the Company spent $5.5 million (2002 — $6.1 million) to advance various exploration properties in South America and Africa. All exploration expenditures, outside of operating mines, were expensed. Despite a reduction in the 2003 budget, by establishing joint ventures with major companies, the Company was able to maintain its high level of exposure to advanced drill-stage projects.

  Ecuador

        Total exploration spending was $2.1 million in 2003 (2002 — $1.5 million).

        At IAMGOLD's 100%-owned Quimsacocha property, two diamond drill programs (totaling 6,600m in 19 holes) were completed in 2003. Significant gold, silver and copper mineralization in veins has been outlined over a strike-length of 300m and the next round of drilling will test strike extensions.

        A revised geological model for the mineralization at Retazos was tested with five diamond drill holes. Assay results were low and a decision was taken to do no further work. A deal was signed with an Ecuadorian company exploring in the area, whereby IAMGOLD can earn a 3% royalty on certain of the Retazos properties.

        At Norcay, 100%-owned by IAMGOLD, the initial 2,000m diamond drill program confirmed the presence of gold mineralization in a multi-vein system. A joint venture partner is being sought to fund further drilling.

        The Condor JV with Gold Fields in the south of Ecuador drilled the El Mozo property in 2003. Gold mineralization was encountered in most holes but values were low and Gold Fields decided to do no further work on the property. IAMGOLD, using its own funding, plans to drill El Mozo in the first quarter of 2004. The Condor JV will drill test another property, Cañicapa, in 2004.

  Argentina

        Total exploration spending was $1.2 million in 2003 ($1.7 million in 2002).

        A diamond drill program (2,238m in 11 holes) was carried out at Cerro Tornillo on the La Esperanza property. The drilling successfully demonstrated the existence of an intrusive diatreme breccia containing low gold values. A joint venture partner for the project is being sought.

        An exploration joint venture on the Los Menucos project was signed with Barrick Gold Corporation. The latter will fund further exploration and the Company anticipates a drill program on the property in the second quarter of 2004.

  Brazil

        Total exploration expenditures amounted to $0.8 million in 2003 ($1.1 million in 2002).

        At the Tocantins project, a 50/50 JV between the Company and AngloGold, reverse circulation drilling was carried out at Nova Prata (2,350m in 40 holes) and Chapada North (2,647m in 55 holes) in 2003. Follow-up exploration on other targets is planned for 2004.

        The Company and AngloGold Brazil Ltda. signed the Gandarela JV agreement whereby the latter will fund exploration on what was previously referred to as the Moeda project. A 6,000m diamond drill program commenced in the third quarter of 2003 and in early 2004 three drills were working on the property.

  Senegal

        The Company spent $1.1 million on the Bambadji and Daorala-Boto properties in 2003 ($1.3 million in 2002).

        A 12,000m/186 hole reverse circulation drill program completed in 2003 gave some of the most encouraging results ever obtained from the Bambadji project. The best results came from the structurally complex BA target where significant mineralization was intersected in two areas 800m apart. A joint venture partner is being sought to aggressively follow-up on these and other targets.

  Mali

        The Company spent $0.02 million on direct exploration in the second half of 2003. This expenditure was for the compilation of various datasets of geological, geochemical and geophysical information covering southern Mali for the purpose of identifying properties with exploration potential.

  Administration and Other Costs

        Corporate administration expenses in 2003 were $6.6 million (2002 — $3.5 million). The increase is primarily attributable to the larger organization that resulted from the acquisition of Repadre in January, 2003. In the second quarter of 2003, the Company's head office was consolidated into one location, relieving the Company of the expense associated with maintaining two offices. In addition, the Company incurred $1.0 million of restructuring charges related to the acquisition of Repadre.

        In 2002, the Company accrued a $2.9 million expense item as a result of the decision in the Kinbauri Gold Corporation ("Kinbauri") litigation. The decision awarded Kinbauri Cdn$1.7 million related to damages, 10% simple interest from the commencement of the action and payment of Kinbauri's legal costs. To date, both parties have appealed the judgment and the appeals are expected to be heard in April 2004.

        Foreign exchange losses were $0.6 million in 2003 (2002 — gain of $0.05 million). The Cdn$/US$ exchange rate at the beginning of 2003 was 1.59 and strengthened throughout the year to end at 1.30. As a result, foreign exchange gains of $2.4 million were generated on translation of the Company's cash balances denominated in Canadian dollar balances into US dollars for financial statement purposes. Canadian dollar cash balances were substantially higher in 2003 as a result of the acquisition of Repadre. This gain was more than offset by a $3.0 million non-cash foreign exchange loss due to the translation of the Company's Canadian based future tax liability into US dollars. Corporate investment income of $2.4 million (2002 — $0.5 million) increased mainly due to gains on sales of marketable securities and interest income earned on additional cash balances acquired from Repadre.

  Income Taxes

        Income tax expense of $0.2 million was recorded for 2003 (2002 — $2.2 million). The current amount of $4.6 million for 2003 is primarily composed of $4.3 million of income taxes relating to profits on the Sadiola operations and paid to the government of Mali. The recovery of future tax in the amount of $4.4 million for 2003 is primarily composed of the following:

  •
  The federal government introduced measures to reduce corporate income tax rates from 28% to 21% and to phase out the resource allowance, both over a five-year period. Accordingly the Company reduced its provision on the balance sheet for future income tax and recognized a one-time non-cash income tax recovery of $2.5 million in the fourth quarter.

  •
  In November, the Government of Ontario amended provincial income tax rates to increase to 14% effective January 1, 2004 rather than decrease to 8% by 2007. Accordingly the Company increased its provision on the balance sheet for future income tax and recognized a one-time non-cash income tax expense of $2.9 million in the fourth quarter.

  •
  A future tax recovery of $3.2 million relating to the tax effect on reduced estimates of Sadiola profits attributable to Canada was recorded during 2003.

  Liquidity And Capital Resources

        The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

  Working Capital

        The Company's consolidated working capital position at December 31, 2003 is set out below (in $ millions):

	2003	2002
Working Capital	$118.5	$56.9
Current Ratio	5.3	4.4

  Cash

        Consolidated cash balances totalled $66.7 million at year-end 2003 compared to $15.8 million at year-end 2002, and can be segmented as follows (in $ millions):

	2003	2002
Joint venture cash	$13.5	$10.0
Corporate cash	53.2	5.8

Total	66.7	$15.8

        Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

        Corporate cash in 2003 increased by $47.4 million (2002 decreased by $8.2 million). Cash flows that determined this increase (decrease) can be shown as below (in $ millions):

	2003	2002
Inflows
Net cash acquired from Repadre	$34.2	$—
Sadiola cash receipts	15.6	7.6
Share issuances, net of share issue costs	8.3	21.2
Damang cash receipts	6.6	—
Royalties received, net of withholding taxes	4.3	—
Yatela cash receipts, net of repayments to AngloGold	3.5	6.5
Foreign exchange gain on cash balances	2.4	—
Proceeds from sale of marketable securities	3.0	—
Tarkwa cash receipts, net of cash calls	1.3	—
Interest income	0.9	0.4
Proceeds from sales of gold bullion	—	1.5
Other	—	0.5

	$80.1	$37.7

Outflows
Gold bullion purchase	$16.2	$32.0
Corporate administration	7.3	3.5
Exploration and exploration administration	5.5	6.1
Dividends	2.5	2.3
Investment and merger transaction costs	—	0.8
Yatela project funding	—	0.7
Other	1.2	0.5

	$32.7	$45.9

Net inflow (outflow)	$47.4	$(8.2)

  Gold Bullion

        At the end of 2003, the Company held 144,743 ounces (2002 — 97,381 ounces) of gold bullion with an average cost of $327 per ounce (2002 — $314 per ounce) resulting in a total cost base of $47.3 million (2002 — $30.6 million) and a total market value of $60.4 million ($417 per ounce) (2002 — $33.4 million ($343 per ounce)).

  Other Working Capital Items

        Current accounts receivable increased by $4.0 million in 2003 ($6.3 million increase in 2002). $1.6 million relates to receivables from royalty interests and $0.6 million relates to corporate tax refunds receivable. Most of the remaining increase relates to rebates due from the Mali Government on diesel fuel purchases. During the fourth quarter of 2003, the Company reclassified its long-term receivables relating to value added taxes receivable from the Mali Government at Sadiola to current receivables as amounts relate to current items and are expected to be collected within 12 months.

  Financial Instruments

        As at December 31, 2003, call options for an aggregate of 30,000 ounces of gold (Company's share 11,400 ounces) were outstanding at an average price of US$385 per ounce in respect of the Sadiola gold mine. There are no financial instruments in place for the Yatela, Tarkwa and Damang mines and there are no plans to put any further financial instruments in place at this time.

        The Company's functional currency is United States dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

  Contractual Obligations

        A summary of the Company's contractual obligations is presented in tabular form below (in $ millions).

		Payments due by period
	Total	Less than 1 yr	1-3 yrs	4-5 yrs	After 5 yrs
Long-term debt	11.3	3.0	8.3	—	—
Operating lease obligations	0.9	0.3	0.5	0.1	—
Purchase obligations	8.9	3.0	5.9	—	—
Rehabilitation	11.1	0.5	1.5	3.5	5.6

Total contractual obligations	32.2	6.8	16.2	3.6	5.6

  Long-Term Debt

        The Company's long-term loans payable at December 31, 2003 of $11.3 million (2002 — $13.1 million) relate to Yatela loans from AngloGold to the Company for construction of the Yatela mine. These loans are non-recourse to the Company and are only secured against cash flows of the Yatela mine. These loans have no fixed repayment schedule. The timing of the repayments shown in the table above are based on the cash flow generation ability of the Yatela operations. During 2003, $1.8 million (2002 — $2.0 million) of the outstanding principal was repaid.

  Lease Obligations

        The majority of the Company's lease obligations relate to leases for office space, including the head office and exploration offices. These leases carry standard rights of sublet should the office space not be required.

  Purchase Obligations

        The Company does not have any material direct purchase obligations. The major indirect obligations relate to capital expenditures and the purchase of supplies at the operating mine entities. Purchase contracts associated with these expenditures normally contain standard termination clauses, although some include penalties. The only item shown in the table above is the Company's share of the purchase contract for cement at the Yatela mine.

  Rehabilitation

        The amounts indicated in the table above are the Company's share of the estimated decommissioning and rehabilitation costs that will be incurred at the four operating mines in which the Company has an interest. The timing of the expenditures is dependant upon the actual life of mine achieved.

  Capital Expenditures

        Capital expenditures for the Company primarily relate to expenditures made at the operating gold mines. At Tarkwa, the major expenditures are for the construction of a mill process facility and the purchase of a fleet of mining equipment. These expenditures will be financed in large part from internal cash flow generated by the operation. Any net impact on corporate liquidity is expected to be minimal. At Sadiola, a commitment may be made during the first half of 2004 to also purchase a fleet of mining equipment. It is expected that this purchase will be largely financed from internal cash flow at Sadiola, with minimal impact on corporate liquidity. All other capital requirements at the mining operations are sustaining in nature and will be financed through internal cash flow at the respective operation.

  Critical Accounting Estimates

        The Company's consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). The accounting policies for the purposes of Canadian GAAP are described in note 1 to the consolidated financial statements. These policies are consistent with accounting principles generally accepted in the United States and with International Financial Reporting Standards (IFRS) in all material respects except as outlined in note 19 and note 21 respectively, to the consolidated financial statements.

        Preparation of the consolidated financial statements requires management to make estimates and assumptions. Management considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

  Mineral Reserves and Mineral Resources

        A mineral reserve is a technical estimate of the amount of metal or mineral that can be economically extracted from a mineral deposit. Mineral reserve and mineral resource estimates are imprecise and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, which may prove to be unreliable. To determine the economics of extraction of the metal, reserve statements also require an estimate of the future price for the commodity in question and an estimate of the future cost of operations. A number of accounting estimates, as described below, are formulated from the reserve estimate.

  Mining, Working and Royalty Interests

        The carrying amounts shown on the balance sheet for mining, working and royalty interests are regularly tested for impairment of value. The critical variables in performing these tests are the reserve estimates, the estimate of future commodity prices and the estimate of the future costs of operation. An interest is considered impaired if its estimated future cash flow generation ability is less than its carrying value. If an impairment is identified, the interest is written down to its fair value. Impairment tests have been performed on mining, working and royalty interests using an estimated long-term price for gold of $340 per ounce. During 2002 and 2003, no interests were identified as impaired.

  Impairment of Goodwill

        The carrying value for the goodwill on the balance sheet is tested annually for impairment. Goodwill has been proportionately allocated to the Tarkwa/Damang reporting unit and the gold royalty reporting unit based upon the underlying fair values of the assets within these two reporting units.

        As gold companies have a history of being valued at a premium to the fair value of their assets, the impairment test revolves around the excess of the market capitalization of the Company over the sum of the fair values of underlying tangible assets less monetary liabilities. The excess is allocated proportionately to the fair value of all gold reporting units, (the "Allocated Excess"). If the goodwill allocated to any reporting unit exceeds its Allocated Excess, the goodwill is written down to the amount of the Allocated Excess. No write-downs of goodwill were recorded in 2003.

  Depreciation, Amortization and Depletion

        Depreciation, amortization and depletion of mining, working and royalty interests (other than equipment) is generally provided on a units-of-production or life-of-mine basis so that the interest is fully amortized over the life of the mine. Equipment at the mining operations is usually depreciated over its estimated useful life. The reserve and resource estimate for the operation in question is the prime determinant of the life of the mine and the consequent level of depreciation and amortization recorded in any one quarter or year. Overestimation of the reserve will result in the provision of insufficient depreciation and amortization charges over the life of the operation.

        The Sadiola and Yatela mines record depreciation on a life-of-mine basis as calculated from the proven and probable mineral reserves. Based on current calculations, both operations will be fully depreciated in 2007. The Sadiola mine has significant additional mineral resources, which are expected to be converted into reserves over the next two years. At the point that the resources become reserves, the mine life will be extended and the depreciation rates reduced accordingly.

        Depreciation at Tarkwa is provided on a units-of-production basis with an estimated 7.4 million ounces of gold being produced over the remaining life of the mine from December 31, 2003. Depreciation at Damang is also provided on a units-of-production basis with an estimated 730,000 ounces being produced over the remaining life of the mine from December 31, 2003.

  Rehabilitation Provisions

        The operating entities producing gold at Sadiola, Yatela, Tarkwa and Damang are obligated to decommission and rehabilitate those mine sites to an acceptable environmental standard as each operation reaches the point of final closure. Estimates of these costs have been made by personnel at the operations and these estimates are regularly reviewed and updated. Each year, provisions are accrued on the earnings statement of the respective operating entities so that by the end of operations, sufficient amounts will have been expensed to cover the estimated final decommissioning and rehabilitation costs.

        At Sadiola, decommissioning and rehabilitation expenses are estimated to total $12.0 million. The Company's share is 38% or $4.6 million of which $2.8 million has been provided to date and is recorded on the balance sheet. At Yatela, decommissioning and rehabilitation expenses are estimated to total $8.6 million. The Company's share is 40% or $3.4 million of which $3.1 million has been provided to date and is recorded on the balance sheet.

        The current amounts estimated for Tarkwa and Damang are $13.5 million and $5.8 million respectively. The Company's share of amounts accrued at Tarkwa and Damang are not shown on the Company's balance sheet as these interests are equity accounted.

  Exploration Properties

        The Company expenses all exploration costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves.

  Income Taxes

        At the close of each accounting period, the Company estimates a liability for future income taxes. These taxes are primarily Canadian-based and arise from the difference between the book and the tax base of its assets and liabilities. As mining is capital intensive with long-lived assets, these future tax provisions can be significant. Future income taxes are provided at expected future rates for such tax. In 2003, the federal government reduced future rates of corporate income tax while the Ontario provincial government raised rates. In addition, Canadian GAAP requires the calculated liability for future income tax to be translated to the Company's reporting currency of US dollars at current rates of exchange for each reporting period. There is no certainty that future income tax rates and exchange rates will be consistent with current estimates. Changes in tax and exchange rates increase the volatility of the Company's earnings.

  Changes in Canadian Accounting Policies

  Accounting for Asset Retirement Obligations

        On January 1, 2004 the Company adopted CICA Handbook Section 3110: "Asset Retirement Obligations", which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings basis over the estimated life of the mine. This change has been applied retroactively with prior periods being restated.

  Stock Based Compensation

        On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 ("Section 3870"). Section 3870 requires all stock-based compensation to be accounted for under the fair value based method. Transitional rules allow for an adjustment to opening retained earnings with no restatement to prior periods. As a result, the Company has reduced opening retained earnings as at January 1, 2004 by $2.6 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION
AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED DECEMBER 31, 2002

        The following discussion and analysis should be read in conjunction with the consolidated financial statements of IAMGold for the year ended December 31, 2002 and related notes thereto which appear elsewhere in this schedule K. All figures in this section are in US dollars, unless stated otherwise.

  Overview

        The company is a growth-oriented precious metals mining and exploration company. During 2002, the Company held interests in two operating gold mines in West Africa and conducted exploration activities in South America and West Africa.

        The Company generated a profit of $5.7 million ($0.07 per share) in 2002 compared to $11.1 million ($0.15 per share) in 2001. Net income from mining operations of $19.9 million in 2002 was $4.6 million lower than in 2001 as a result of lower overall production levels and higher unit costs. Administration costs of $3.5 million ($2.5 million in 2001) increased in 2002 due to costs of listing on the AMEX exchange, increased employee compensation and increased investor relations costs. Corporate exploration expenses of $6.1 million in 2002 were $0.1 million lower than in 2001. Exploration efforts continued to target expenditures only on drill-stage projects.

        On December 23, 2002, the trial judge for the case between the Company and Kinbauri Gold Corporation (Kinbauri) awarded damages to Kinbauri of Cdn$1.7 million plus interest from February, 1991 and costs. As a result, the Company recorded an accrued expense of $2.9 million in 2002.

  Business Combination

        On October 28, 2002, the Company and Repadre Capital Corporation (Repadre) entered into an agreement whereby IAMGOLD would acquire 100% of the outstanding share capital of Repadre. Pursuant to the agreement, shareholders of Repadre were offered 1.6 common shares of IAMGOLD for each share of Repadre. The shareholders of Repadre approved the transaction in early January and at that time Repadre became a wholly-owned subsidiary of IAMGOLD.

        The total purchase consideration for the acquisition (including the direct acquisition costs incurred by IAMGOLD) is allocated to the identifiable assets acquired and liabilities assumed based on their respective fair values at the date of the acquisition. The purchase consideration has been calculated using a common share price of Cdn$5.30 per IAMGOLD share, which was the closing price of IAMGOLD shares on Friday, October 25, 2002, the trading date immediately preceding the date the transaction was announced.

        The purchase consideration is calculated as follows:

Purchase consideration:	(000's)
Issuance of 62,978,858 common shares of IAMGOLD	$212,929
Issuance of 2,712,000 common share options of IAMGOLD	4,582
Acquisition related expenses paid by IAMGOLD	775

$218,286

        A summarized opening balance for the newly combined entity is provided below:

(000's)
(restated)
Assets
Current assets	$105,649
Working interests	58,040
Royalty interests	65,656
Mining interests*	100,523
Other assets	28,219
Goodwill	74,632

$432,719

(000's)
Liabilities & Equity
Current liabilities	$17,667
Future tax liability	22,539
Loans payable	13,091
Other liabilities*	8,986
Equity	336,583
Retained earnings*	33,853

$432,719

*
Restated to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: "Asset Retirement Obligations."

        The effects of this business combination are not reflected in this report on operations.

  Results of Operations

  Sadiola Mine

        The Company owns a 38 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Sadiola S.A. (Sadiola). Sadiola holds the mining permits for the Sadiola mine in western Mali. AngloGold Limited (AngloGold) owns 38 percent of Sadiola, the Republic of Mali holds 18 percent and International Finance Corporation (IFC), an affiliate of the World Bank, holds the remaining 6 percent. AngloGold is the mine operator.

        A summary of significant operating statistics at Sadiola is provided in the table below:

		2002	2001
Waste mined	(million tonnes)	9.0	9.3
Marginal ore mined	(million tonnes)	1.4	2.2
Ore mined	(million tonnes)	6.4	5.2
Total material mined	(million tonnes)	16.8	16.7
Strip ratio	*	1.6	2.2
Ore rehandled	(%)	88	79
Mill throughput	(million tonnes)	5.0	5.3
Head grade	(g/t)	3.5	3.4
Recovery	(%)	84.0	93.6
Gold produced
— 100%	(000 oz)	480	536
— 38% (IMG)	(000 oz)	182	204
Gold sold
— 100%	(000 oz)	477	631
— 38% (IMG)	(000 oz)	181	240

*
Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

        Gold sales decreased by 24 percent from 2001. Sales in 2001 were elevated as 95,000 ounces of the gold sold in 2001 (Company's share 36,100 ounces) represented gold produced in the fourth quarter of 2000 which was only dispatched for sale in January 2001 due to various administrative delays.

        The Company's average realized gold price at Sadiola of $314 per ounce in 2002 was higher than the $282 per ounce achieved in 2001. The premium above the average spot price of $311 per ounce in 2002 ($272 per ounce in 2001) resulted from the amortization of deferred revenue from previously unwound financial instruments.

        Gold production at Sadiola was 10% lower in 2002 than 2001. The decrease is attributable to:

  (i)
  encountering more nodes of hard rock than anticipated which resulted in lower mining rates and lower crushing and grinding throughputs, and

  (ii)
  an increase in the level of sulphidic ores processed which resulted in a required longer residence time in leach tanks and lower recoveries.

        Successful modifications were made and continue to be made to the capital assets and operating procedures at Sadiola to mitigate the detrimental effects of the harder ores and the sulphidic ores.

        The following table summarizes the cash costs per ounce of gold produced at the Sadiola mine:

	2002	2001
Direct cash costs*	$150	$119

Production taxes and AngloGold fees	22	24

Total cash costs	$172	$143

Stockpile adjustment	(8)	(7)

Total operating cash costs**	$164	$136

*
Direct cash costs include a non-cash allowance for closure costs of $2 per ounce.

**
Based on the definition of cash costs recommended by the Gold Institute; may include certain cash costs incurred in prior periods that relate to current production and exclude certain cash costs incurred in the current period that relate to future production.

        Per ounce cash costs increased in 2002 mostly due to the lower level of gold production.

  Yatela Mine

        The Company owns an indirect 40 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Yatela S.A. (Yatela). Yatela holds the mining and exploration permits for the Yatela mine in western Mali, 25 kilometres north of the Sadiola mine. AngloGold also owns an indirect 40 percent interest in Yatela and the Republic of Mali holds the remaining 20 percent. AngloGold is the mine operator.

        A summary of significant operating statistics at Yatela is provided in the table below:

		2002	2001
Waste mined	(million tonnes)	15.9	5.2
Marginal ore mined	(million tonnes)	0.6	0.3
Ore mined	(million tonnes)	2.3	1.8
Total material mined	(million tonnes)	18.8	7.3
Strip ratio*		7.2	3.1
Ore rehandled	(%)	100	100
Ore stacked	(million tonnes)	2.8	1.2
Head grade	(g/t)	3.6	4.3
Recovery	(%)	82.1	76.5
Gold produced
— 100%	(000 oz)	269	131
— 40% (IMG)	(000 oz)	107	52
Gold sold
— 100%	(000 oz)	265	127
— 40%	(000 oz)	106	51

*
Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

        The Yatela mine started up in July 2001 and therefore gold sales and production for 2001 reflect only six months of operation.

        The sales price for gold averaged $311 per ounce in 2002 compared to $278 per ounce in the last half of 2001. The mine had no exposure to any financial instruments over either reporting period.

        Production at Yatela is as anticipated. Cumulative gold recovery from start-up to the end of 2002 was 77.5%. Recoveries are calculated by dividing the gold ounces stacked on the heap leach pads by the gold ounces recovered within any given period.

        The following table summarizes the cash costs per ounce of gold produced at the Yatela mine:

	2002	2001
Direct cash costs*	$165	$136
Production taxes and AngloGold fees	22	20

Total cash costs	$187	$156
Stockpile adjustment	3	(30)
Deferred shipping adjustment	(5)	32
Gold in process	(8)	(10)

Total operating cash costs**	$177	$148

†
Commercial production period beginning July 4, 2001.

*
Includes a non-cash allowance for closure costs of $7 per ounce.

**
Based on the definition of cash costs recommended by the Gold Institute; may include certain cash costs incurred in prior periods that relate to current production and exclude certain cash costs incurred in the current period that relate to future production.

        As at Sadiola, the direct cash cost is calculated as the total production-related period cash costs (including closure allowances) divided by period production.

        The capital cost of the Yatela mine, including the initial purchase price, the cost of additional lands and the cost of exploration and the feasibility study was $100 million. The Company directly funded $35 million and AngloGold funded $65 million, including $15 million funded on behalf of IAMGOLD, under an earlier agreement. This funding from AngloGold constituted a loan to the Company, bearing interest at the London Interbank Offer Rate (LIBOR) plus 2 percent. Capitalized interest accrued on this loan to date of commercial was $1 million, for a total loan balance as of the start of commercial production of $16 million.

        The Yatela mining permit provides for the return of the project investment, plus interest, to the providers of the capital (the Company and AngloGold) before any cash disbursements are made to the project shareholders. Interest is calculated at LIBOR plus 3 percent. Yatela project investment repayments are distributed as follows:

%
IAMGOLD	35
IAMGOLD Repayment To
AngloGold	15
Anglo Gold	50

100

        During 2002 Yatela made total project investment principal repayments totaling $18.5 million (2001, $7.4 million), of which the Company retained 35% or $6.5 million (2001, $2.7 million).

        After the project investment (principal and interest) is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the Government of Mali will receive the remaining 20%.

  Exploration Properties

        The Company expenses exploration costs incurred to the date of determining that a property has potentially economically exploitable mineral resources. Costs after this date are capitalized until the projects are brought into production or deemed economically unfeasible. Any exploration administration costs not directly related to a specific exploration property are expensed when incurred.

        For the years ended December 31, 2002 and December 31, 2001 the Company spent $6.1 million and $6.2 million respectively to advance various exploration properties in South America and Africa. These figures include project exploration spending of $5.0 million in 2002 and $4.9 million in 2001 for work in South America and for the Bambadji and Daorala-Boto permits in Senegal, West Africa. Exploration administration costs of

$1.1 million in 2002 and $1.3 million in 2001 were also included in the respective exploration expenditures. All exploration expenditures outside of operating mines incurred in 2002 and 2001 were expensed.

  Ecuador

        Exploration spending was $1.3 million in 2002 ($2.0 million in 2001).

        Work on the Retazos project in 2002 was confined to a revision of exploration data and the development of a refined exploration model. This model will be tested by further drilling in 2003.

        A geophysical survey was completed over the Quimsacocha project in early 2002 and the necessary environmental permits were obtained for drilling in May 2002. Drilling of a 1340m program commenced in July and was completed in September 2002. The best intersection obtained in this first phase drill program was 26m at 1.2 g/t gold, which is correlated with a horizon in which an intersection of 68m at 1 g/t gold was obtained in previous drilling by a third party. IAMGOLD's drilling showed that mineralization is hosted by relatively flat-lying sheets. Drilling will continue in 2003.

        Work on the Norcay project included geophysics and detailed mapping and trenching. The project was advanced to drill-stage with drilling planned for 2003.

  Argentina

        Exploration spending was $1.6 million in 2002 ($0.7 million in 2001).

        Diamond and reverse circulation (RC) drilling on the La Esperanza property (MESA project area) was undertaken in two phases in late 2001 and in 2002. The first phase of drilling consisted of 500 m and the second consisted of 1800 m. Drilling failed to intersect significant mineralization in breccia bodies or veins at depth and the focus has shifted to the Cerro Tornillo area where silicification may indicate the upper part of a breccia pipe. Planning for 2003 includes a geophysics program and drilling to test the target.

        The Cerro La Mina target area of the Los Menucos project is an area of alteration of 24 km2. Initial core and RC drilling (2050 m) undertaken in 2002 focused in one sector of the Cerro La Mina target and intersected both low-grade and high-grade mineralization.

        The Cerro Abanico area, located 8 km southwest of Cerro La Mina, contains vein-hosted gold and silver mineralization. The best grades obtained from limited drilling of this target in 2001 were 4.3 m at 6.8 g/t gold and 287 g/t silver. Minor further work was done on the vein targets in 2002.

        A core and RC drill program of 2000 m was carried out on a vein system in the Dos Lagunas area of the Los Menucos project area between May and July 2002. The 18 intersections in this first phase of drilling along the 1.5 km strike length of the principal vein failed to define coherent areas of gold mineralization. However, the drill density was insufficient to evaluate the potential for mineralization hosted in inclined ore shoots.

        Efforts are continuing to identify joint venture partners for the Los Menucos project.

  Brazil

        Expenditures amounted to $1.0 million in each of 2002 and 2001.

        Work in 2002 focused on the Tocantins project where IAMGOLD completed the required $3.0 million expenditure over 5 years to earn a 50% equity in the project from AngloGold. AngloGold will fund its proportion of ongoing exploration in the Tocantins project in 2003.

        Core drilling continued in the Chapada area of the Tocantins project. A total of 2333m was drilled at Chapada in 2002, providing 17 intersections of the main vein structure. Drilling confirmed the complexity of the structural zone that hosts the mineralization and this data is being taken into account in the mapping of strike extensions of the target area.

        Work on the Moeda project in 2002 was largely dedicated to finding a joint venture partner with the appropriate knowledge and experience to advance this conglomerate-hosted Witwatersrand-type target.

  Senegal

        The Company spent $1.1 million on exploration within the Bambadji and Daorala-Boto concessions in 2002 ($1.1 million — 2001).

        On the Daorala-Boto permit, a drill program consisting of both RC and rotary air blast (RAB) commenced in mid-June 2002 to test geophysical and geochemical targets associated with known gold surface showings. The geophysical anomaly did not correspond to economic mineralization. A new gold showing hosted in an iron-oxide rich sediment and granitoid environment has been outlined by shallow RAB drill holes and this will be followed up by further drilling in 2003.

        On the Bambadji permit, five separate gold showings and geochemical and geophysical targets were tested by core, RC and RAB drilling during May to December 2002. Two out of five drill targets provided very encouraging results. These two showings, as well as other high priority zones, are scheduled to be tested by further drilling during the first half of 2003.

  IAMGold Operating Results

  Results from Mining Operations

        The Company's 2002 consolidated gold revenue of $90 million increased from the $82 million generated in 2001. Yatela gold sales for 2002 were for a full 12-month period in comparison to the six-month commercial production period in 2001. Consolidated revenue of $313 per ounce sold in 2002 was higher than the $281 per ounce achieved during 2001. The premiums achieved above the average spot prices of $311 per ounce for 2002 and $272 per ounce for 2001 were due to financial instruments at Sadiola, net of $0.6 million relating to an after tax loss from the sale of all remaining forward contracts in 2002. All Yatela sales were made at spot prices. Sadiola gold sales in 2001 included higher than normal sales during the first week of 2001 which were attributable to 2000 production.

        The Company's share of Sadiola and Yatela operating expenses of $69.9 million in 2002 was $12.7 million higher than the $57.2 million in 2001. The increase is a result of higher production levels from a full commercial year at Yatela and higher cash costs from both mines compared to 2001.

        Total consolidated cash costs in 2002 of $178 per ounce increased from $146 per ounce in 2001. Sadiola cash costs increased as a change from oxidized to sulphidic ore decreased throughputs and recoveries. Yatela cash costs reflect greater cement costs than expected.

        Depreciation of $20.9 million in 2002 was $7.7 million higher than the $13.2 million in 2001 due mostly to a full year of production at Yatela.

        Interest expense of $0.5 million in 2002 was lower than the $2.9 million incurred in 2001. The Sadiola debt was fully repaid in May 2002. The remaining interest expense at the mine level relates to the Government of Mali's proportionate share of the Yatela construction, which was financed by the Company and AngloGold.

        Current income taxes of $3.0 million relate to Sadiola profits, beginning on March 1, 2002 when Sadiola's five-year tax holiday ended. Yatela is currently not subject to income taxes as it is currently in a five-year tax holiday, ending July 3, 2006.

  Administration and Other Costs

        General and administrative expenses in 2002 were $3.5 million (2001 — $2.5 million). This increase in the 2002 cost reflects staff bonuses, increased investor relations and travel costs, costs of listing on the AMEX exchange, increased salaries and severance costs in 2002. Most of the cost increase in 2002 is non-recurring.

        In 2002, the Company accrued a $2.9 million expense item as a result of the decision in the Kinbauri Gold Corporation (Kinbauri) litigation. The decision awarded Kinbauri Cdn$1.7 million related to damages, 10% simple interest from the commencement of the action and payment of Kinbauri's legal costs. Both parties are appealing the judgement.

        Foreign exchange losses were $1.1 million in 2001. The C$/US$ exchange rate at the beginning of 2001 was 1.50 and weakened throughout the year to end at 1.59. As a result, foreign exchange losses were generated on translation of the Company's Canadian dollar balances into US dollars for financial statement purposes. Foreign exchange losses were partly mitigated by the transfer of most Canadian dollar balances into US dollars at a rate of 1.53 in May 2001. In 2002, foreign exchange was minimized as a result of the transfer of Canadian dollar balances into US dollars in 2001.

        Corporate interest income of $0.4 million (2001 — $1.0 million) decreased due to the gold bullion purchase policy. Corporate interest expense of $0.4 million in 2002 ($0.3 million in 2001) related to the Company's non-recourse project loan with AngloGold for the Yatela mine.

  Quarterly Financial Review

(expressed in thousands of US dollars, except per share amounts)

2002	Q1	Q2	Q3	Q4	Total
Revenue	$21,289	$19,291	$24,505	$24,739	$89,824
Net earnings*	3,968	1,300	1,873	(1,428)	5,713
Basic and diluted earnings per share*	0.05	0.02	0.02	(0.02)	0.07
2002	Q1	Q2	Q3	Q4	Total
Revenue	$23,056	$15,158	$21,636	$21,805	$81,655
Net earnings*	3,633	2,229	2,809	2,425	11,096
Basic and diluted earnings per share	0.05	0.03	0.04	0.03	0.15

*
Restated to reflect a change in accounting policy in accordance with CICA Handbook Section 3110: "Asset Retirement Obligations."

  Liquidity and Capital Resources

  Working Capital

        Consolidated cash balances totalled $15.8 million at year end 2002 compared to $25.3 million at year end 2001, and can be segmented as follows (in $millions):

	2002	2001
Joint venture cash	10.0	5.3
Restricted cash	—	6.0
Corporate cash	5.8	14.0

	15.8	25.3

        Joint venture cash represents the Company's proportionate shares of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations. Restricted cash relates to escrow requirements on long-term Sadiola debt, which was fully repaid in May 2002.

        Corporate cash in 2002 decreased by $8.2 million (2001 decreased by $13.5 million) primarily due to conversion of cash into gold bullion through purchases. Corporate cash flows can be shown as follows (in $ millions):

	2002	2001
Inflows
Share issuances	$21.2	$0.1
Sadiola cash receipts	7.6	3.8
Yatela cash receipts, net of repayments to AngloGold	6.5	2.7
Proceeds from sales of gold bullion	1.5	—
Interest income	0.4	1.0
Other	0.5	1.5

	$37.7	$9.1

Outflows
Gold bullion purchase	$32.0	$—
Exploration and exploration administration	6.1	6.3
Corporate administration	3.5	2.5
Yatela project funding	0.7	12.70
Dividends	2.3	—
Investment and merger transaction costs	1.3	—
Foreign exchange loss	—	1.1

	$45.9	$22.6

Net outflow	$8.2	$13.5

        During 2002, the Company elected to place most of its free cash in gold bullion. At the end of 2002, the Company held 97,381 ounces of gold bullion with an average cost of $314 per ounce and a total market value of $33.4 million ($343 per ounce).

        Other long-term assets increased by $1.2 million in 2002 due to $0.8 million of prepaid expenses related to the Repadre business combination and a $0.5 million investment in GoldMoney.com. A $0.1 million housing loan was repaid in 2002.

        Corporate accounts payable increased by $3.8 million in 2002 mostly due to the $2.9 million accrual related to the Kinbauri decision. A further $0.3 million was accrued which related to management bonuses in 2002 not paid during the year. Repadre transaction costs of $0.3 million were accrued. The balance of $0.3 million comprised costs of the AMEX listing and a higher dividend accrual due to shares issued in 2002.

        Corporate long-term liabilities relate to future taxes, decreasing by $0.8 million, as a result of the tax effect on corporate expenses and share issue costs.

        The consolidated current non-cash working capital (current assets less cash, less current liabilities) increased by $48.4 million in 2002 ($8.5 million increase in 2001). The combination of the $33.4 million conversion of cash into gold bullion (defined as non-cash) and the retirement of $11.6 million balance of the Sadiola debt, recorded as short term in 2001, contributed $45.0 million of the total increase.

        Current accounts receivable increased by $8.0 million in 2002. Most of the increase related to tax and stamp duty payments to the Mali Government at Sadiola. Subsequent to year-end, Sadiola received an arbitration ruling in its favour, whereby stamp duties will be reduced to an administrative charge rather than a percentage of revenues. Inventories increased $3.0 million in 2002 mostly due to the timing of gold shipments from both mines. All current receivables and inventories relate to Sadiola and Yatela.

        Certain hedge revenues realized at Sadiola in prior years have been deferred in accordance with Canadian accounting recommendations. The Company recognized $1.7 million in 2002 relating to the amortization of these deferred revenue amounts. The remaining balance of $3.3 million will be recognized in revenue in 2003 and 2004.

        In 2002, Sadiola paid a profit distribution of $20 million (Company's share $7.6 million) compared to the profit distribution of $10 million (Company's share $3.8 million) paid in 2001. Yatela paid $18.5 million (Company's share $9.2 million) to the Company and AngloGold in 2002 compared to $7.4 million (Company's share $3.7 million) in 2001.

        The rehabilitation provision relates to balances accrued against the eventual closure of Sadiola and Yatela.

  Mine Property

        The Company's share of mine additions was $8.9 million in 2002 ($16.8 million in 2001). Mine infrastructure additions at Sadiola were mainly for the sulphidic ore treatment plant. At Yatela most of the spending occurred to construct leach pads. In 2002, all additions at Sadiola and Yatela were internally funded.

        Exploration at Sadiola in 2002 comprised work contiguous to the existing pit, the continuation of deep sulphides work underneath the existing pit, and work on additional oxide targets outside the existing pit. The Company's share of exploration work at Sadiola was $2.1 million in 2002 ($2.2 million in 2001), of which $0.8 million was expenses in accordance with Canadian accounting policies. The future tax asset of $0.3 million relates to the tax benefit on the Sadiola exploration costs expensed in 2002.

        Exploration at Yatela in 2002 comprised work on the Alamoutala deposit south of the existing pit and work on areas contiguous and non-contiguous to the existing pit. The Company's share of this exploration work at Yatela was $0.4 million in 2002 ($nil in 2001) and all balances were capitalized.

  Long-Term Receivables

        The long-term receivables balance at December 31, 2002 of $12.6 million (2001 — $15.6 million) is made up of the following (in $ millions):

	2002	2001
Government of Mali receivable at Yatela	$7.4	$8.6
Taxes receivable at Sadiola	4.1	5.9

Employee share purchase and housing loans	1.1	1.1

	$12.6	$15.6

        The Government of Mali receivable at Yatela represents the Company's portion of the capital funding relating to the Government of Mali's 20 percent free and carried interest. The receivable decreased $1.2 million in 2002 from cash distributions. The taxes receivable at Sadiola was reduced by $1.8 million from tax credits received. The employee housing loan at December 31, 2001 of $0.1 million was repaid in 2002 and $0.2 million of the employee share purchase loans at December 31, 2002 was repaid in January 2003.

  Long-Term Debt

        The Company's long-term loans payable at December 31, 2002 of $13.1 million (2001 — $15.1 million) related to Yatela loans from AngloGold to the Company for construction of the Yatela mine. These loans are non-recourse to the Company and are only secured against cash flows of the Yatela mine. Part of the Yatela receipts during the year were used to repay $2.0 million of this balance.

2.     INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF IAMGOLD

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)
(US Dollars in 000's, except per share data)

For the period ended June 30, 2004

	Three months ended		Six months ended
	June 30, 2004	June 20, 2003	June 30, 2004	June 30, 2003
		(Restated)		(Restated)
Revenue:
Gold Sales	$29,328	$23,514	$55,433	$47,043
Royalties	2,182	665	3,709	978

	31,510	24,179	59,142	48,021
Expenses:
Mining	18,430	13,428	33,988	27,162
Depreciation and depletion	6,251	5,699	12,981	11,239
Amortization of royal interests	1,224	434	2,076	658

	25,905	19,561	49,045	39,059

	5,605	4,618	10,097	8,962
Earnings from working interests	2,948	1,692	7,064	3,551

	8,553	6,310	17,161	12,513

Other expenses (income):
Corporate administration	2,257	1,596	4,089	3,599
Corporate transaction costs	5,718	—	6,214	—
Exploration	2,016	2,354	3,084	3,232
Foreign exchange	43	412	—	329
Investment income	(356)	(222)	(1,680)	(455)

	9,678	4,140	11,707	6,705

Earnings before income taxes	(1,125)	2,170	5,454	5,808
Income taxes (recovery):
Current	931	624	2,317	1,499
Future	(2,133)	(499)	(2,846)	(1,208)

	(1,202)	125	(529)	291

Net earnings	77	2,045	5,983	5,517
Retained earnings, beginning of period as previously reported	45,912	37,325	42,023	33,709
Restatement of opening retained earnings (note 2a)	—	—	(2,602)	—
Prior period adjustment (note 2b)	—	—	585	144

Retained earnings, beginning of period, restated	45,912	37,325	40,006	33,853

Retained earnings, end of period	$45,989	$39,370	$45,989	$39,370

Number of common shares
Average outstanding during period	145,541,000	143,635,000	145,511,000	141,264,000

Outstanding at end of period	145,551,000	143,746,000	145,551,000	143,746,000

Net earnings per share — basic and diluted	$0.00	$0.01	$0.04	$0.04

        See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(unaudited)
(US Dollars in 000's, except per share data)

As at June 30, 2004

	As at June 30, 2004	As at Dec. 31, 2003
	(Restated)	(Restated)
ASSETS
Currrent assets:
Cash and cash equivalents (note 2)	$47,233	$66,675
Gold bullion (145,707 oz — mark value $57,671,000) (note 3)	47,667	47,283
Accounts receivable and other	27,827	21,443
Inventories	9,327	10,397

	132,054	145,798
Marketable securities	1,102	1,116
Long-term inventory	15,746	12,773
Long-term receivables	6,861	7,610
Working interests	75,904	59,806
Royalty interests	60,866	62,941
Mining interests (note 1b)	80,160	87,953
Future tax asset	39	47
Other assets	1,240	1,239
Goodwill	74,886	74,886

	$448,858	$454,169

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable & accrued liabilities	$19,178	$27,259
Long-term liabilities:
Deferred revenue	828	$1,655
Future tax liability	17,886	21,264
Asset retirement obligation (note 1B)	6,108	5,961
Non-recourse loans payable (note 4)	10,870	11,342

	54,870	67,481

Shareholders' equity:
Common shares (issued: 145,551,179 shares) (note 5)	343,282	342,208
Stock-based compensation (notes 1(a) and 5)b))	4,983	2,138
Share purchase loans	(266)	(266)
Retained earnings	45,989	42,608

	393,988	386,688

	$448,858	$454,169

        See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
(US Dollars in 000's, except per share data)

For the period ended June 30, 2004

	Three months ended		Six months ended
	June 30, 2004	June 20, 2003	June 30, 2004	June 30, 2003
		(Restated)		(Restated)
Operating Activities:
Net income	$77	$2,045	$5,983	$5,517
Items not affecting cash:
Earnings from working interests, net of dividends	(2,948)	2,300	(7,064)	441
Depreciation and amortization	7,492	6,152	15,090	11,919
Deferred revenue	(413)	(414)	(827)	(827)
Future income taxes	(2133)	(499)	(2,846)	(1,208)
Stock-based compensation	436	48	756	89
Loss (gain) on sale of marketable securities and long-term receivables	1	—	(1,120)	3
Unrealized foreign exchange losses (gains)	(303)	1,529	(524)	2,308
Change in non-cash current working capital	(7,493)	(3,415)	(7,268)	2,643
Change in non-cash long-term working capital	(979)	104	(2,670)	(743)

	(6,263)	7,850	(490)	20,142

Financing activities:
Issue of common shares, net of issue costs	26	507	563	2,974
Dividends paid	—	—	(6,725)	(2,519)
Repayments of non-recourse loans	(600)	(601)	(603)	(602)

	(574)	(94)	(6,765)	(147)

Investing activities:
Net cash acquired from Repadre Capital Corporation	—	(9)	—	33,393
Mining interests	(2,506)	(2,584)	(4,626)	(4,797)
Note receivable	72	64	24	7
Distributions received (paid) from (to) working interests	(9,034)	1,890	(9,034)	3,895
Gold bullion	(222)	(3,661)	(384)	(14,316)
Proceeds from disposition of marketable securities and long-term receivables	—	—	1,833	24
Other assets	15	(315)	—	359

	(11,675)	(4,615)	(12,187)	18,565

Increase (decrease) in cash and cash equivalents	(18,512)	3,141	(19,442)	38,560

Cash and cash equivalents, beginning of period	65,745	51,254	66,675	15,835

Cash and cash equivalents, end of period	$47,233	$54,395	$47,233	$54,395

Supplemental cash flow information:
Interest paid	$39	$(206)	$78	$109
Income taxes	805	587	2,158	1,447

        See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENTS

(unaudited)
(Tabular amounts in thousands of US dollars except per share data)
For the period ended June 30, 2004

        The interim consolidated financial statements of IAMGOLD Corporation ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. These policies are consistent with accounting policies generally accepted in the United States and with International Financial Reporting Standards (IFRS) in all material respects except as outlined in notes 19 and 22 respectively in the Company's annual report for the year ended December 31, 2003. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2003. The results of operations for the three-month period are not necessarily indicative of the results to be expected for the full year.

1.     CHANGE IN ACCOUNTING POLICY:

        (a)   Stock-based compensation:

    Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in the Handbook Section 3870, "Stock-based compensation and other stock-based payments" (Section 3870) with respect to directors and employees, whereby all stock options granted are accounted for under the fair value based method. Section 3870 is applied retroactively to all stock-based compensation granted to directors and employees on or after January 1, 2002. Opening retained earnings as at January 1, 2004 have been adjusted downwards by $2.6 million and opening share capital has been adjusted upwards by $0.2 million to reflect the cumulative effect of the change in prior periods. Prior periods have not been restated.

        (b)   Provision for reclamation and closure:

    On January 1, 2004 the Company adopted CICA Handbook Section 3110: "Asset Retirement Obligations", which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings basis over the estimated life of the mine. This change has been applied retroactively with prior periods being restated. The effect of the changes to opening retained earnings is summarized as follows:

Increase in mining assets, January 1, 2003	$3,671
Increase in asset retirement obligation, January 1, 2003	3,527

Increase in opening retained earnings, January 1, 2003	144
Increase in net earnings 2003 — Q1	67
— Q2	25
— Q3	186
— Q4	163

441

Increase in opening retained earnings, January 1, 2004	$585

    The adjustment to opening retained earnings at January 1, 2004 is further summarized as follows:

Increase in mining assets, January 1, 2004	$3,028
Increase in asset retirement obligation, January 1, 2004	2,443

Increase in opening retained earnings, January 1, 2004	$585

2.     CASH AND CASH EQUIVALENTS:

	June 30, 2004	Dec. 31, 2003
Corporate	$36,858	$53,171
Joint ventures	10,375	13,504

	$47,233	$66,675

3.     GOLD BULLION:

  As at June 30, 2004, the Company held 145,707 ounces of gold bullion at an average cost of US$327 per ounce. The market value of this gold bullion, based on the market close price of $396 per ounce was $57,671,000.

4.     NON-RECOURSE LOANS PAYABLE:

	June 30, 2004	Dec. 31, 2003
Yatela loans	$10,870	$11,342
Note receivable from the Government of Mali, included in long-term receivables	6,611	6.635

Net Yatela obligation	$4,259	$4,707

5.     SHARE CAPITAL:

  Authorized:

  Unlimited first preference of shares, issuable in series

  Unlimited second preference shares, issuable in series

  Unlimited common shares

  Issued and outstanding common shares are as follows:

	Number of shares	Amount
Issued and outstanding, December 31, 2003	145,333,845	$342,208
Restatement of opening share capital (note 1(a))		172
Exercise of options	217,334	902

Issued and outstanding, June 30, 2004	145,551,179	$343,282

        (a)   Share Option Plan:

    The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

    A summary of the status of the Company's share option plan as of June 30, 2004 and changes during the three months then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options	Weighted Average Exercise Price
Outstanding, beginning of period	5,414,535	$5.13
Granted	805,000	9.02
Exercised	(217,334)	3.41
Forfeited	(24,001)	5.33

Outstanding, June 30, 2004	5,978,200	$5.72

Options exercisable, June 30, 2004	4,089,868	$4.78

        (b)   Stock-based compensation:

    The Company accounts for all stock-based compensation granted on or after January 1, 2002, using the fair value based method.

    The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 1%, volatility factor of the expected market price of the Company's common stock of 37%; and a weighted average expected life of these options of 8 years. The estimated fair value of the options is expensed over the options' vesting period of 3 years.

    For the six months ended June 30, 2004, $726,000 was recorded as compensation expense relating to the following options:

Year of Grant/Modification	# of Options	Weighted Average Exercise Price (Cdn$)	Total Weighted Average Fair Value	June 30, 2004 Expense
2002	432,667	$7.27	$2.27	$165
2003	910,000	7.61	1.56	232
2004	805,000	9.02	2.14	329

	2,147,667	$8.07	$1.92	$726

    In 2004, the Company awarded 22,173 restricted common shares to certain executives of the Company under the Company's share option plan. These restricted shares have a value of Cdn$200,000 and will be issued and expensed over their three-year vesting period. For the six months ended June 30, 2004, $29,000 was recorded as compensation expense relating to the restricted share awards.

6.     SEGMENTED INFORMATION

  (a)
  The Company's assets, liabilities, revenue and expenses, and cash flows allocated to the appropriate reporting segments identified by the Company are as follows:

June 30, 2004	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$10,375	$—	$84,525	$94,900
Other current assets	33,689	—	3,465	37,154
Long-term assets	102,556	75,998	2,591	181,145
Long-term assets related to working interests	135,659	—	—	135,659

	$282,279	$75,998	$90,581	$448,858

Current Liabilities	9,991	—	9,187	19,178
Long-term liabilities	17,806	—	17,886	35,692

	$27,797	$—	$27,073	$54,870

Revenues	$55,433	$3,709	$—	$59,142
Operating costs of mine	32,739	—	—	32,739
Earnings from working interests	7,064	—	—	7,064
Depreciation and amortization	12,981	2,076	33	15,090
Exploration expense	—	—	3,084	3,084
Other expense	5	—	10,190	10,195
Interest & investment expense (income), net	1,249	—	(1,605)	(356)
Income taxes	2,166	67	(2,762)	(529)

Net income (loss)	$13,357	$1,566	$(8,940)	$5,983

  (b)
  The Company's share of joint venture cash flows for the six months ended June 30, 2004 is as follows:

June 30, 2004
Cash flows from (used in) operations	$6,256
Cash flows from (used in) financing	(603)
Cash flows from (used in) investments	(4,602)

7.     CONTINGENCIES AND COMMITMENTS

  (a)
  The Company was a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri").

    On December 10, 2002, the trial judge released reasons for judgment awarding damages to the Plaintiff in the amount of Cdn $1.7 million. The trial judge awarded pre-judgment interest at the rate of 10% and costs to be determined by assessment. The Company recorded an expense of $2,900,000 in Q4, 2002 in relation to this judgment.

    The Plaintiff filed a Notice of Appeal, dated January 20, 2003, appealing the damage award. The Company filed a Notice of Cross-Appeal, dated January 31, 2003, also appealing the damage award and the pre-judgment interest rate. The appeals were argued before the Ontario Court of Appeal on April 15th, 2004. Judgment was reserved. A decision was expected during Q2, 2004, but has not yet been released.

  (b)
  In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company's share is $5.9 million. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit.

    The Company continues to work with the other partners in the Yatela and Sadiola mines to negotiate a settlement of the audit claims. Discussions with the Ministry of Finance in Mali are continuing, failing which the mines may elect to commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali.

  (c)
  At June 30, 2004, authorized capital expenditures at Sadiola and Yatela totaled $22.0 million of which $10.6 million was under firm contract or purchase order. The Company's proportionate share of these authorized expenditures and contracted commitments was $8.5 million and $4.1 million respectively.

8.     CORPORATE TRANSACTIONS:

  The Company entered into an arrangement agreement on a proposed business combination with Wheaton River Minerals Ltd. on April 23, 2004. The arrangement was rejected through a shareholder vote held on July 6, 2004. Expenses of $2,985,000 and $495,000 relating to this transaction have been charged to second and first quarter 2004 earnings respectively.

  During the tenure of the above transaction, Golden Star Resources Ltd. launched an unsolicited takeover bid for the Company. To the end of June 2004, $2,733,000 of expense had been incurred in connection with the bid and this amount was charged to second quarter 2004 earnings. The unsolicited bid continues and advisory costs continue to be incurred. The total expected advisory cost is not quantifiable at this time.

9.     SIGNIFICANT DIFFERENCES BETWEEN CANADIAN GAAP AND INTERNATIONAL FINANCIAL
REPORTING STANDARDS:

  Canadian generally accepted accounting principles ("Canadian GAAP") varies in certain significant respects from the principles and practices generally accepted under International Financial Reporting Standards ("IFRS"). The effect of these principal differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

  Statement of earnings:

Six Months Ended June 30, 2004
Net earnings for the period reported under Canadian GAAP	$5,983
Reversal of hedge adjustment under Canadian GAAP	(827)
Reversal of adjustment of Yatela pre-production profit under Canadian GAAP	650
Goodwill amortization	(7,433)

Net earnings, IFRS	$(1,627)

Basic and diluted, net earnings per share, IFRS	$(0.01)

  Balance sheet:

  The Company's balance sheet under IFRS is presented below:

	As at June 30, 2004	As at Dec. 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$47,233	$66,675
Gold bullion (145,707 oz — market value; $57,671,000)	47,667	47,283
Accounts receivable and other	27,827	21,443
Financial assets	1,279	3,607
Inventories	9,327	10,397

	133,333	149,405
Marketable securities	1,376	2,479
Long-term inventory	15,746	12,773
Long-term receivables	6,861	7,610
Working interests	75,904	59,806
Royalty interests	60,866	62,941
Mining interests	80,540	88,409
Future tax asset	39	47
Other assets	1,240	1,239
Goodwill	149,993	157,426

	$525,898	$542,135

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$16,138	$23,832
Provision for legal settlement	2,900	2,900
Financial liabilities	1,420	4,145
Current portion of non-recourse loans payable
	20,458	30,877
Deferred revenue	—	—
Non-recourse loans payable	10,870	11,342
Future tax liability	17,944	21,541
Asset retirement obligation	6,108	5,961
Shareholders' equity:
Common shares (issued: 145,333,845 shares 2002 — 79,244,088; 2001 — 73,474,358)	439,032	437,801
Share options	5,914	3,951
Share purchase loans	(266)	(266)
Retained earnings	25,622	29,842
Other comprehensive income	216	1,086

	$470,518	$472,414

	$525,898	$542,135

10.   SUBSEQUENT EVENT:

  On August 11, 2004, IAMGOLD and Gold Fields Limited ("GFL") announced a proposed transaction whereby IAMGOLD would acquire all of the international assets of GFL located outside the Southern African Development Community ("SADC") in exchange for approximately 350 million shares of IAMGOLD. The new company is to be called Gold Fields International Limited ("GFI"). As a result of the transaction, GFL will own approximately 70% of GFI while existing IAMGOLD shareholders will own the remaining 30% of GFI.

  A definitive agreement amongst the parties was signed on September 30, 2004. The combination is subject to regulatory approval and third party consents customary in a transaction of this nature. The transaction is subject to the approval of a majority of the votes cast by the shareholders of both IAMGOLD and Gold Fields at meetings of shareholders scheduled to be held in early December. The transaction is expected to close by the end of the year.

  If the transaction does not occur as a result of one of the parties accepting a superior proposal, then the party that accepted the superior proposal will be required to pay a fee of US$20 million to the other party.

3.     AUDITORS' REPORT TO THE DIRECTORS

  Auditor's Report to the Directors

        We have audited the consolidated balance sheets of IAMGOLD Corporation as at December 31, 2003, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants
Toronto, Canada
March 3, 2004, except as to note 22 which is as at October l, 2004

4.     AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF IAMGOLD

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)

December 31, 2003, 2002 and 2001

	2003	2002	2001
	(Restated)	(Restated)	(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$66,675	$15,835	$25,332
Restricted cash (note 18(a))	—	—	6,033
Gold bullion (market value; $60,394; 2002 — $33,377; 2001 — $nil)(note 3)	47,283	30,578	—
Accounts receivable and other	21,443	17,450	5,306
Inventories (note 4)	10,397	9,793	6,823

	145,798	73,656	43,494
Marketable securities (note 5)	1,116	—	—
Long-term inventory	12,773	10,044	8,941
Long-term receivables (note 6, 13)	7,610	8,477	15,618
Working interests (note 7)	59,806	—	—
Royalty interests (note 84)	62,941	—	—
Mining interests(note 9)	87,953	100,523	112,470
Future tax asset (note 15)	47	304	—
Other assets	1,239	1,305	60
Goodwill (note 2)	74,886	—	—

	$454,169	$194,309	$180,583

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable & accrued liabilities	$27,259	$16,772	$12,015
Current portion of non-recourse loans payable (note 11)	—	—	11,562

	27,259	16,772	23,577
Deferred revenue (note 10)	1,655	3,309	4,964
Non-recourse loans payable (note 11)	11,342	13,091	15,055
Future tax liability (note 15)	21,264	3,310	4,140
Asset retirement obligation (note 16(c))	5,961	5,677	5,406
Shareholders' equity: (note 12)
Common shares (issued: 145,333,845 shares 2002 — 79,244,088; 2001 — 73,474,358)	342,208	118,289	96,782
Share options	2,138	8	—
Share purchase loans	(266)	—	—
Retained earnings	42,608	33,853	30,659

	386,688	152,150	127,441

Contingencies and commitments (note 16)	$454,169	$194,309	$180,583

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

(Signed) Bill Pugliese	(Signed) Joseph F. Conway
Director	Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Expressed in thousands of US dollars)

December 31, 2003, 2002 and 2001

	2003	2002	2001
	(Restated)	(Restated)	(Restated)
Revenue:
Gold sales	$96,607	$89,824	$81,655
Royalties	4,504	—	—

	101,111	89,824	81,655
Expenses:
Mining	56,620	49,020	43,945
Depreciation and depletion	24,480	20,903	13,235
Amortization of royalty interests	2,715	—	—

	83,815	69,923	57,180

	17,296	19,901	24,475
Earnings from working interests	9,650	—	—

	26,946	19,901	24,475
Other expenses (income):
Corporate administration	7,613	3,539	2,516
Provision for litigation (note 16(a))	—	2,900	—
Exploration	5,496	6,088	6,247
Foreign exchange	576	(47)	1,097
Investment income	(2,421)	(452)	(713)

	11,264	12,028	9,147

Earnings before income taxes	15,682	7,873	15,328
Income taxes (recovery) (note 15):
Current	4,644	3,014	(53)
Future	(4,442)	(854)	4,285

	202	2,160	4,232

Net earnings	15,480	5,713	11,096
Retained earnings:
Beginning of year, as previously reported	33,709	30,693	22,051
Prior period adjustment resulting from a change in accounting policy for asset retirement obligation (note 1(1))	144	(34)	(182)
As restated	33,853	30,659	21,869
Dividends (Cdn$0.06 per share; 2002 — Cdn$0.05 per share; 2001 — Cdn$0.05 per share)	(6,725)	(2,519)	(2,306)

Retained earnings, end of year	$42,608	$33,853	$30,659

Basic earnings per share (note 12(e))	$0.11	$0.07	$0.15
Diluted earnings per share (note 12(e))	$0.11	$0.07	$0.15

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	(Restated)	(Restated)	(Restated)
Operating activities:
Net income	$15,480	$5,713	$11,096
Items not affecting cash:
Earnings from working interests, net of dividends	(5,658)	—	—
Depreciation and amortization	27,286	20,941	13,264
Deferred revenue	(1,654)	(1,655)	2,657
Future income taxes	(4,442)	(854)	4,285
Share options	314	—	—
Gain on gold bullion	—	(67)	—
Gain on sale of marketable securities	(1,510)	—	—
Unrealized foreign exchange losses (gains)	2,995	182	(421)
Change in non-cash current working capital	(15)	(6,690)	15
Change in non-cash long-term working capital	(2,158)	1,367	(4,464)

	30,638	18,937	26,432

Financing activities:
Issue of common shares, net of issue costs (note 12)	8,314	21,227	88
Dividends paid	(2,519)	(2,306)	—
Restricted cash	—	6,033	769
Share purchase loan repayments	1,469	61	—
Proceeds from non-recourse loans	(9)	374	6,373
Repayments of non-recourse loans	(2,002)	(14,258)	(24,755)

	5,253	11,131	(17,525)

Investing activities:
Net cash acquired from Repadre Capital Corporation (note 2)	34,232	—	—
Mining interests	(9,965)	(8,908)	(16,821)
Note receivable	785	1,136	(3,351)
Distributions received (paid) from (to) working interests	3,762	—	—
Purchase of gold bullion	(16,154)	(31,992)	—
Proceeds from gold bullion sales	—	1,481	—
Proceeds from disposition of marketable securities	3,032	—	—
Other assets	(743)	(1,282)	(3)

	14,949	(39,565)	(20,375)

Increase (decrease) in cash and cash equivalents	50,840	(9,497)	(11,468)
Cash and cash equivalents, beginning of year	15,835	25,332	36,800

Cash and cash equivalents, end of year	$66,675	$15,835	$25,332

Supplemental cash flow information:
Interest paid	$204	$564	$2,588
Income taxes paid	$4,314	$3,015	$218

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of US dollars except per share amounts)

1.     SIGNIFICANT ACCOUNTING POLICIES:

  These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Summarized below are those policies considered significant to the Company. These policies are consistent with accounting principles generally accepted in the United States and with International Financial Reporting Standards (IFRS) in all material respects except as outlined in note 19 and note 21 respectively. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

        (a)   Basis of consolidation:

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. These joint ventures include the Company's 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola ("Sadiola") and the Company's 40% interest in La Société d'Exploitation des Mines d'Or de Yatela ("Yatela").

        (b)   Revenue recognition:

    Revenue from the sale of gold is recognized when the gold doré is delivered to the refiner.

    Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:

    (i)
    Revenue based royalties such as Net Smelter Return ("NSR") or Gross Proceeds Royalties. Revenue based royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner. Royalty revenue is based upon the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment by the Company are governed by the corresponding royalty agreement with the owner of the royalty property.

    (ii)
    Profits based royalties such as a Net Profits Interests ("NPI") or a Working Interest ("WI"). An NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues is defined in the relevant royalty agreements. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement. A WI is similar to an NPI except working interest holders have an ownership position. A working interest holder is liable for its share of capital, operating and environmental costs. The Company records its interests in Gold Fields Ghana Limited and the Tarkwa mine ("Tarkwa") and in Abosso Goldfields Limited and the Damang mine ("Damang") as working interests.

        (c)   Gold bullion:

    Investments in gold bullion are valued at the lower of average cost and net realizable value.

        (d)   Inventories and long-term inventory:

    Gold doré, gold in process and ore stockpiles are valued at the lower of average production cost and net realizable value. Production costs include the cost of materials, labour, mine site overheads and depreciation to the applicable stage of processing. Ore stockpiles are classified as long-term inventory.

    Mine supplies are costed on an average purchase cost basis with appropriate provisions for redundant and slow-moving items.

        (e)   Marketable securities:

    Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. Long-term investments in marketable securities are recorded at cost. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss.

        (f)    Loans receivable:

    A loan is classified as impaired when, in management's opinion, there has been deterioration in credit quality to the extent that there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Loans where interest or principal is contractually past due are automatically recognized as impaired, unless management determines that the loan is fully secured. When a loan is classified as impaired, recognition of interest in accordance with the terms of the original loan agreement ceases.

        (g)   Mining interests, development and exploration properties:

    Mining interests represent the capitalized expenditures related to the exploration, development and operation of mineral properties. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life of the property. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

    Canadian GAAP allows alternate treatment of mineral rights with respect to balance sheet classification. CICA Handbook Section 1581 Business Combinations defines such assets as intangible assets while CICA Handbook Section 3061 defines acquired mineral rights as property, plant and equipment. In the United States, the Securities and Exchange Commission has interpreted FASB 141 Business Combinations, which is consistent with CICA HB 1581, in such a way that under U.S. GAAP mineral rights are classified as intangible assets. The issue has been referred to the Emerging Issues Task Force ("EITF") for its consideration. There can be no certainty as to the conclusions the EITF will reach, nor as to whether Canadian GAAP will continue to allow alternate treatments. Historically the Company has classified such assets, less the related accumulated depreciation, depletion and amortization, as "Mining Interests" on its consolidated balance sheet. The Company continues to believe this to be the appropriate classification under Canadian GAAP.

    Exploration expenses incurred to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Exploration and development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

        (h)   Royalty interests:

    The Company records its royalty interests at the lower of cost and net recoverable amount. Cost is defined as the consideration given to acquire the royalty interests plus associated external professional fees and travel expenses. Amortization of producing royalty interests is calculated on a units-of-production basis.

        (i)    Impairment of assets:

    The Company periodically reviews its mining and royalty interests to ascertain whether an impairment in value has occurred. An asset is considered impaired if its carrying value exceeds its net recoverable amount. Net recoverable amount is managements' best estimate of undiscounted future cash flows.

    If a mining or royalty interest is impaired, it is written down to fair value with the write-down charged to income.

        (j)    Plant and equipment:

    Plant and equipment are initially recorded at cost and depreciated annually on a straight-line basis using rates of 5% to 33%.

        (k)   Goodwill:

    Goodwill is tested for impairment at least annually to ensure that the fair value remains greater than or equal to book value. Any excess of book value over fair value would be charged to earnings in the period in which the impairment is determined.

        (l)    Provision for reclamation and closure:

    On January 1, 2004 the Company adopted CICA Handbook Section 3110: "Asset Retirement Obligations", which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings basis over the estimated life of the mine. This change has been applied retroactively with prior periods being restated. The effect of the changes to retained earnings is summarized as follows:

	2003	2002	2001
Increase in mining assets, January 1	$3,671	$3,986	$1,612
Increase in asset retirement obligation, January 1	3,527	4,020	1,795

Increase (decrease) in opening retained earnings, January 1	144	(34)	(183)
Increase in net earnings	441	178	149

Increase in ending retained earnings, December 31	$585	$144	$(34)

        (m)  Translation of foreign currencies:

    Gold transactions are generally denominated in United States dollars. As a result, the functional currency of the Company, its subsidiaries and joint ventures is considered to be the United States dollar. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in earnings in the current year.

        (n)   Fair values of financial instruments:

    The carrying values of cash and cash equivalents (which include investments with remaining maturities of less than 90 days on purchase), accounts receivable and other, restricted cash, accounts payable and accrued liabilities and share purchase loans in the consolidated balance sheets approximate fair values due to the short-term maturities of these instruments.

    Variable rate non-recourse debt and note receivable instruments are estimated to approximate fair values as interest rates are tied to short-term interest rates.

        (o)   Hedging:

    The Company has, from time to time, entered into hedging transactions in order to manage exposure to decreasing prices on the sale of future production. Contracted prices on forward sales are recognized in sales as designated production is delivered to meet the commitment.

        (p)   Income taxes:

    The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.

    Provisions are made for tax liabilities on anticipated repatriation of unremitted earnings of the Company's foreign subsidiaries and joint ventures.

        (q)   Stock-based compensation plans:

    The Company has two stock-based compensation plans, which are described in note 12. Compensation expense is recognized using the fair value-based method when stock options are issued to non-employees on or after January 1, 2002 (note 12(d)). No compensation expense is recognized when stock options are issued to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

        (r)   Earnings (loss) per share:

    Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of common shares outstanding during the year. The calculation of diluted earnings (loss) per share uses the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options.

        (s)   Use of estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of mining and exploration properties, depreciation and depletion rates and accrued liabilities and contingencies. Actual results could be materially different from those estimates.

2.     ACQUISITION:

  On January 7, 2003, the Company acquired all of the issued and outstanding shares and assumed all of the common share options of Repadre Capital Corporation ("Repadre") in exchange for the issuance of 62,978,855 common shares and 2,712,000 replacement common share options ("Options"). Repadre, through its subsidiaries, owns non-controlling interests in mining operations in Ghana and owns royalties in diamond and gold mining operations. The purchase price has been determined to be $218,331,000, including acquisition costs of $820,000.

  The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below.

Fair Value
Assets and liabilities acquired:
Cash and cash equivalents	$34,232
Gold bullion	535
Accounts receivable	1,331
Marketable securities	2,481
Long-term receivables	1,444
Working interests	58,040
Royalty interests	65,656
Other assets	60
Accounts payable and other liabilities	(1,096)
Future tax liability	(19,238)
Goodwill	74,886

$218,331

Consideration paid:
Issue of 62,978,855 common shares of the Company	$212,929
Issue of 2,712,000 common share options of the Company	4,582
Cost of acquisition	820

$218,331

3.     GOLD BULLION:

	2003	2002	2001
Ounces held	144,723	97,371	—
Acquisition cost ($/oz)	327	314	—
Acquisition cost	$47,283	$30,578	$—
Dec. 31 spot price for gold ($/oz)	417	343	—
Dec. 31 market value	$60,394	$33,377	$—

4.     INVENTORIES

	2003	2002	2001
Gold doré	$3,300	$3,798	$2,034
Mine supplies	7,097	5,995	4,789

	$10,397	$9,793	$6,823

5.     MARKETABLE SECURITIES:

  At December 31, 2003, marketable securities were comprised of:

	Number of Shares or Warrants Held	Book Value	Market
Cross Lake Minerals Ltd.	1,000,000	$58	$139
Glencairn Gold Corporation*	2,889,050	1,058	2,340

		$1,116	$2,479

  *
  Formerly Black Hawk Mining Inc.

6.     LONG-TERM RECEIVABLES:

	2003	2002	2001
Notes receivable from the Government of Mali (note 11)	$6,635	$7,420	$8,556
Share purchase loans (note 13)	—	1,057	1,103
Loans receivable (a)	975	—	—
Employee loans receivable (b)	—	—	70

	$7,610	$8,477	$9,729

  (a)
  The Company holds a loan to Combined Metals Reduction Company, secured by a first mortgage on Combined Metals' Gabbs Valley property in Nevada. The loan is in default and Combined Metals has been in Chapter 11 bankruptcy protection since September 2002. The loan is recorded on the balance sheet for an estimated fair value of $725,000.

    The Company holds a loan to Addwest Minerals International Ltd., secured by Addwest's Gold Road gold property in Arizona. The loan is in default and is recorded on the balance sheet for an estimated fair value of $250,000.

  (b)
  On December 31, 2001, the Company held a housing assistance loan to an employee which was repaid in September 2002.

7.     WORKING INTERESTS:

  The Company holds an 18.9% working interest in Gold Fields Ghana Limited ("Tarkwa"), an unlisted Ghanaian company holding 100% of the Tarkwa gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 at its fair value of $42,742,000. This amount includes an upward purchase price adjustment of $4,617,000 which is amortized on a units-of-production basis over the life of the mine.

  The Company also holds an 18.9% working interest in Abosso Goldfields Limited ("Damang"), an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 at its fair value of $15,298,000. This amount includes an upward purchase price adjustment of $6,261,000 which is amortized on a units-of-production basis over the life of the mine.

	2003
	Tarkwa	Damang	Total
Balance, January 7, 2003	$42,742	$15,298	$58,040
Investments	2,815	—	2,815
Income from working interests	6,739	2,911	9,650
Cash received	(3,992)	(6,707)	(10,699)

Balance, end of year	$48,304	$11,502	$59,806

8.     ROYALTY INTERESTS:

  Investments in net royalty interests are:

	December 31, 2003
	Cost	Accumulated Amortization	Net Royalty Interest
Revenue producing properties
Diavik (a)	$49,446	$1,129	$48,317
Don Mario (b)	4,162	182	3,980
El Limon (c)	1,233	252	981
Joe Mann (d)	—	—	—
Magistral (e)	3,109	91	3,018
Rex Diamond (f)	500	—	500
Vueltas del Rio (g)	350	290	60
Williams Mine (h)	6,203	771	5,432
Non-revenue producing royalties
Dolores (i)	653	—	653

	$65,656	$2,715	$62,941

  Investments in royalty interests include royalties on mineral properties for which economically mineable reserves have yet to be proven. The recovery of these costs is dependent upon the properties' owners obtaining adequate financing and the development of economic mining operations. For royalty interests with a gold component, a price of US$340 per ounce has been used in determining whether carrying values have been impaired. The cost of the royalty represents their fair value as of January 7, 2003.

  Revenue producing royalties:

  (a)
  The Company owns a 1% royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Aber Diamond Corporation and Diavik Diamond Mines Inc.

  (b)
  The Company holds a 3% NSR royalty on the Don Mario gold-copper deposit in eastern Bolivia owned by Orvana Minerals Corporation.

  (c)
  The Company holds a 3% NSR royalty on the El Limon mining operation in Nicaragua owned by Glencairn Gold Corporation ("Glencairn"), formerly Black Hawk Mining Inc.

  (d)
  The Company holds a graduated NSR royalty on the Joe Mann mine in northwestern Quebec owned by Campbell Resources Inc. ("Campbell"). The royalty rate is 1.5% starting at a gold price of US$325 per ounce and rising .01% for each $1.00 increase in the price of gold to a maximum of 2.0% at a gold price of US$375 per ounce or higher. After receipt of royalty payments of Cdn$500,000, the royalty rate reduces to a flat 1% on gold prices at or greater than US$350 per ounce. As at December 31, 2003, the Company has received a total of Cdn$375,000 of royalty payments from Campbell.

  (e)
  The Company owns a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by Queenstake Resources Ltd. The royalty rate is 1% on the first 30,000 ounces of gold production, 3.5% on the subsequent 350,000 ounces and 1% thereafter. As at December 31, 2003, the Company has received royalty payments related to 26,000 ounces of gold production.

  (f)
  The Company holds the right to receive an income stream equivalent to 2.5% of the gross revenue produced by the sale of all minerals from Rex Diamond Mining Corporation's properties in South Africa.

  (g)
  The Company holds a 2% NSR royalty on all precious metals produced from the Vueltas del Rio property in Honduras owned by Defiance Mining Corporation (formerly Geomaque Explorations Ltd.). The royalty rate increases by 1% for each US$100 per ounce increase in the price of gold above US$400 per ounce to a maximum rate of 5%.

  (h)
  The Company holds 720 units of The Williams Royalty Trust, equivalent to a 0.72% NSR royalty interest in the Williams mine in northern Ontario owned by Teck Cominco Limited and Barrick Gold Corporation.

  Non-revenue producing royalties:

  (i)
  The Company holds a 1.25% NSR royalty on all gold produced from the Dolores property in Mexico owned by Minefinders Corporation Ltd.

9.     MINING INTERESTS:

	Cost	Accumulated depreciation and depletion	Net book value
2003
Plant and equipment	$98,076	$58,071	$40,005
Mining property and deferred costs	96,998	51,392	45,606
Construction in progress	2,342	—	2,342

	$197,416	$109,463	$87,953

2002
Plant and equipment	$92,738	$45,035	$47,703
Mining property and deferred costs	90,747	39,797	50,950
Construction in progress	1,870	—	1,870

	$185,355	$84,832	$100,523

2001
Plant and equipment	$71,315	$33,101	$38,214
Mining property and deferred costs	87,146	30,605	56,541
Construction in progress	17,715	—	17,715

	$176,176	$63,706	$112,470

  Mining interests are held through:

  (a)
  A 38% interest in the Sadiola joint venture which holds a mining permit covering the Sadiola Concession. Other shareholders include AngloGold Limited ("AngloGold") (38%), the Government of Mali ("GOM") (18%) and International Financial Corporation ("IFC") (6%).

  (b)
  A 40% indirect interest in the Yatela joint venture which holds a mining permit and the exploration rights covering the Yatela Gold Concession. Other shareholders include AngloGold (40%) and the GOM (20%).

    The GOM interests in Sadiola and Yatela are free and carried interests.

10.   DEFERRED HEDGE REVENUE:

  Deferred revenue of $1,655,000 arising from the termination of forward sales in 2001 but designated as hedges of future years' sales will be taken to revenues in 2004.

11.   NON-RECOURSE LOANS PAYABLE:

        (a)   Yatela non-recourse project loans:

	2003	2002	2001
Yatela — non-recourse project loans	$11,342	$13,091	$15,055
Note receivable from the Government of Mali, included in long-term receivables (note 6)	6,635	7,420	8,556

Net Yatela obligation	$4,707	$5,671	$6,499

    The capital cost of the Yatela mine was funded equally by the Company and AngloGold. Pursuant to a shareholder agreement, AngloGold funded 15% of the project investment on behalf of the Company. This funding constituted a loan to the Company, bearing interest at the London Interbank Offer Rate ("LIBOR") plus 2%. The Yatela mining permit provides for the return of the project investment capital plus interest, to the Company and AngloGold, before any cash disbursements are made to the project shareholders. Project investment repayments are based on Yatela operating cash flows. 15% ($11,342,000; 2002 — $13,091,000; 2001 — $15,055,00) of Yatela's project investment repayments will be distributed on behalf of the Company to AngloGold as repayment of the project loan.

    As at December 31, 2003, a note receivable of $6,635,000 (2002 — $7,420,000; 2001 — $8,556,000), included in long-term receivables, represents the Company's portion of all funding made on behalf of the GOM's free and carried interest. The note bears interest at the LIBOR plus 3%. Yatela project investment repayments will be distributed on behalf of the GOM to the

    Company as repayment of the note. The Company's net obligation for the Yatela project is $4,707,000 (2002 — $5,671,000; 2001 — $6,499,000).

    After the project investment (principal and interest) is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the GOM will receive 20%.

        (b)   Sadiola non-recourse project loans:

    On December 31, 2001, the Company had non-recourse project loans of $11,562,000 relating to the Sadiola mine. These loans were settled in May 2002.

12.   SHARE CAPITAL:

  (a)
  Authorized:

        Unlimited first preference shares, issuable in series

        Unlimited second preference shares, issuable in series

        Unlimited common shares

    Issued and outstanding common shares are as follows:

	Number of Shares	Amount
Issued and outstanding, December 31, 2000	73,429,025	$96,694
Exercise of options	45,333	88

Issued and outstanding, December 31, 2001	73,474,358	$96,782
Shares issued for cash, net of issue costs (i)	4,000,000	17,679
Exercise of options	1,769,730	3,828

Issued and outstanding, December 31, 2002	79,244,088	118,289
Shares issued on acquisition of Repadre (ii)	62,978,855	212,839
Exercise of options	3,110,902	11,080

Issued and outstanding, December 31, 2003	145,333,845	$342,208

    (i)
    On June 6, 2002, the Company completed a share offering by way of Prospectus for 4,000,000 common shares at a price of Cdn$7.00 per share, resulting in gross proceeds of $18,264,000. Share issue costs of $585,000, net of taxes, have been charged against the proceeds from the offering.

    (ii)
    On January 7, 2003 in connection with the acquisition of Repadre (note 2), the Company issued 62,978,855 common shares and 2,712,000 replacement common share options with a value of $212,839,000, net of shares issue costs of $90,000, and $4,582,000 respectively.

        (b)   Share option plan:

    The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

    A summary of the status of the Company's share option plan as of December 31, 2003 and 2002 and changes during the year then ended is presented below. All exercise prices are denominated in Canadian dollars.

	2003		2002		2001
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of the year	4,983,437	$5.18	6,189,501	$4.41	5,358,134	$4.51
Granted on acquisition of Repadre (a)(ii)	2,712,000	2.65	—	—	—	—
Granted	880,000	7.60	672,000	7.21	1,232,000	3.90
Exercised	(3,110,902)	3.75	(1,769,730)	3.38	(45,333)	3.03
Forfeited	(50,000)	4.37	(108,334)	3.22	(355,300)	4.37

Outstanding, end of year	5,414,535	$5.13	4,983,437	$5.18	6,189,501	$4.41

Options exercisable, end of year	4,033,869	$4.50	3,401,770	$5.14	4,741,945	$4.60

    The following table summarizes information about stock options outstanding at December 31, 2003

	Options Outstanding			Options exercisable
Range of Exercise Prices	Number outstanding, December 31, 2003	Weighted average remaining contractual life — years	Weighted average exercise price	Weighted number exercisable, December 31, 2003	Weighted average remaining contractual life — years	Weighted average exercise price
$1.25 – $2.00	301,668	6.6	$1.28	301,668	6.6	$1.28
$2.01 – $3.00	520,000	1.9	2.67	520,000	1.9	2.67
$3.01 – $4.00	1,427,800	6.4	3.80	1,226,467	6.2	3.78
$4.01 – $5.00	230,000	3.3	4.70	230,000	3.3	4.70
$5.01 – $6.00	1,452,400	2.2	5.74	1,422,400	2.1	5.75
$6.01 – $7.00	25,000	2.9	6.90	25,000	2.9	6.90
$7.01 – $7.88	1,457,667	8.8	7.55	308,334	7.9	7.48

	5,414,535	5.4	$5.13	4,033,869	4.2	$4.50

        (c)   Share purchase plan and share bonus plan:

    The Company has a share purchase plan for employees whereby the Company will match the participants' contribution to purchase a maximum of 750,000 common shares and share bonus plan for employees to a maximum of 600,000 common shares. These plans were not active in 2003 or 2002.

        (d)   Stock-based compensation:

    The Company expenses the fair value of all stock-based compensation granted to non-employees on or after January 1, 2002. During 2002, 150,000 options were granted to non-employees at an exercise price of Cdn$7.35 per option. The value of these options was calculated to be $2.35 per option. During 2003, $314,000 (2002 — $8,000) was recorded as compensation expense for these options. No new options were granted to non-employees during 2003.

    Stock options granted to employees are accounted for as a capital transaction. The fair value of options granted to employees is not expensed on the statement of operations. The Company discloses in the table below the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method.

    In 2002, 507,000 options were granted to employees at an average exercise price of Cdn$7.28 per option. The fair value of these options is calculated to be $2.22 per option. In 2003, 830,000 options were granted to employees at an average exercise price of Cdn$7.60 per option. The fair value of these options is calculated to be Cdn$1.50 per option. The value of these options granted in 2002 and 2003 is expensed over the options' vesting period of three years. Also in 2003, 773,000 modified options at an average exercise price of Cdn$5.40 per option were granted to non-continuing directors and severed employees as a result of the acquisition of Repadre. The fair value of these options is calculated to be $2.11 per option. The effect of expensing these options on the statement of operations is shown on a pro forma basis in the table below:

	2003	2002	2001
Net earnings for the year	$15,480	$5,713	$11,096
Compensation expense related to fair value of employee stock options	2,474	128	—

Pro forma earnings for the year	$13,006	$5,585	$11,096

Pro forma earnings per share, basic and diluted	$0.09	$0.07	$0.15

    The determination of the fair value of options is judgmental. The Company uses values calculated by the Black-Scholes option pricing model as a proxy for such fair value. Use of the Black-Scholes model has become the prevalent practice for estimating fair values of options. The Black-Scholes model, however, has some inherent weaknesses as it assumes that the options are tradable, have no vesting period and are transferable. Because of its limitations, the values produced from the Black-Scholes model do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

        (e)   Earnings per share:

    Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

    Basic earnings per share computation:

	2003	2002	2001
Numerator:
Net earnings	$15,480	$5,713	$11,096

Denominator (000's):
Average common shares outstanding	142,954	76,452	73,438
Basic earnings per share	$0.11	$0.07	$0.15

    Diluted earnings per share computation:

	2003	2002	2001
Numerator:
Net earnings	$15,480	$5,713	$11,096
Denominator (000's):
Average common shares outstanding	142,954	76,452	73,438
Dilutive effect of employee stock options	2,373	1,175	7

Total average common shares outstanding	145,327	77,627	73,445

Diluted earnings per share	$0.11	$0.07	$0.15

    Stock options excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	2003	2002	2001
Outstanding options (000's):	120	195	4,901

13.   SHARE PURCHASE LOANS:

  The Company provided share purchase loans to three officers and employees. During 2003, two of the loans were fully repaid and the third loan was partially repaid. At year-end 2003, the principal amount outstanding of the loan was $0.3 million. The principal amount is secured by 140,000 shares of the Company.

  In accordance with EIC 132, the share purchase loans balance for 2003 has been classified under shareholders' equity. The 2002 and 2001 balances have not been restated and are included in long-term receivables.

14.   RELATED PARTY TRANSACTIONS

  During 2003, the Company obtained management, office and other services from companies controlled by directors and significant shareholders of the Company in the amount of $417,000 (2002 — $466,000; 2001 — $466,000). These amounts are included in corporate administration expense.

15.   INCOME TAXES:

  The Company has a net future tax liability of $21,217,000 (2002 — $3,006,000; 2001 — $4,140,000), which is presented on the balance sheet as:

	2003	2002	2001
Future tax asset	$47	$304	$—
Future tax liability	(21,264)	(3,310)	(4,140)

Net future liability	$21,217	$3,006	$4,140

  The main components that give rise to future tax assets and future tax liabilities are as follows:

	2003	2002	2001
Future tax assets:
Mining assets	$47	$304	$—
Other assets	148	46	73
Exploration and developmental expenses	10,292	3	3
Share issue costs	577	221	123
Non-capital losses	10,142	1,903	658
Corporate minimum tax credit	205	99	184

	21,411	2,576	1,041
Future tax liability:
Royalty interests	(23,410)	—	—
Net profits interest	(2,541)	(5,582)	(5,181)

	(25,951)	(5,582)	(5,181)

	(4,540)	(3,006)	(4,140)
Valuation allowance	(16,677)	—	—

Net future tax liability	$21,217	$3,006	$4,140

  Income tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 37% (2002 — 39%; 2001 — 42%) to earnings before income taxes. The reasons for the differences are a result of the following:

	2003	2002	2001
Earnings before income taxes	$15,682	$7,873	$15,328

Computed "expected" tax expense	$5,581	$2,972	$6,394
Increase (reduction) in income taxes resulting from:
Earnings not subject to taxation	(2,631)	(574)	(1,017)
Earnings subject to different tax rates	(3,548)	(1,403)	—
Resource allowance	(257)	—	—
Change in enacted corporate income tax rates	429	—	(789)
Foreign exchange losses not tax benefited	1,364	—	—
Expenses not tax benefited	129	1,132	—
Change in valuation allowance	—	—	(295)
Other	(865)	33	(61)

	$202	$2,160	$4,232

  The Company has non-capital loss carry forwards for Canadian income tax purposes of $28,028,000 available to reduce taxable income on or prior to 2010. Approximately $17,000,000 of these non-capital loss carry forwards have not been tax benefited.

  The non-capital losses will expire in the following years:

2004	$15,643
2005	1,676
2008	2,548
2009	4,081
2010	4,080

$28,028

16.   CONTINGENCIES AND COMMITMENTS:

  (a)
  The Company was a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri").

    On December 10, 2002, the trial judge released reasons for judgement awarding damages to the Plaintiff in the amount of Cdn $1.7 million. The trial judge awarded pre-judgement interest at the rate of 10% and costs to be determined by assessment. The Company has recorded an expense of $2,900,000 in relation to this judgement.

    The Plaintiff has filed a Notice of Appeal, dated January 20, 2003, appealing the damage award. The Company has filed a Notice of Cross-Appeal, dated January 31, 2003, also appealing the damage award and the pre-judgement interest rate. The appeals are expected to be heard in April 2004.

  (b)
  In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company's share is $5.9 million. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit. The Company will be working with the other partners in the Yatela and Sadiola mines to negotiate a withdrawal of the audit claims, failing which the mines may elect to commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali.

  (c)
  The Company's mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations as new information becomes available.

  (d)
  At December 31, 2003, authorized capital expenditures at Sadiola and Yatela totaled $29.4 million of which $22.4 million was under firm contract or purchase order. The Company's proportionate share of these authorized expenditures and contracted commitments was $11.6 million and $8.8 million respectively.

17.   FINANCIAL INSTRUMENTS:

  As at December 31, 2003, the Company had 11,400 ounces (2002 — 22,800; 2001 — 34,200) (proportionate share) of written call options outstanding at an average strike price of $385 per ounce. The mark to market value of these call options represented a liability of $538,000 (2002 — $258,000; 2001 — $65,000) to the Company, which is included in accounts payable.

18.   SEGMENTED INFORMATION:

  (a)
  Following the acquisition of Repadre Capital Corporation (note 2), the Company has identified the following reporting segments. The Company's share in assets, liabilities, revenue and expenses, and cash flows in those segments are as below:

2003	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$13,504	$—	$100,454	$113,958
Other current assets	28,970	—	2,870	31,840
Long-term assets	104,379	78,073	3,330	185,782
Long-term assets related to working interests	122,589	—	—	122,589

	$269,442	$78,073	$106,654	$454,169

Current liabilities	$14,316	$—	$12,943	$27,259
Long-term liabilities	18,958	—	21,264	40,222

	$33,274	$—	$34,207	$67,481

Revenues	$96,607	$4,504	$—	$101,111
Earnings from working interests	9,650	—	—	9,650
Operating costs of mine	57,295	—	—	57,295
Depreciation and amortization	24,480	2,715	94	27,289
Exploration expense	—	—	5,496	5,496
Other expense	9	—	7,991	8,000
Interest & investment expense (income), net	(675)	—	(2,326)	(3,001)
Income taxes	4,571	126	(4,495)	202

Net earnings (loss)	$20,577	$1,663	$(6,760)	$15,480

2002	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$10,052	$—	$36,361	$46,413
Other current assets	26,890	—	353	27,243
Long-term assets	118,291	—	2,362	120,653

	$155,233	$—	$39,076	$194,309

Current liabilities	$8,580	$—	$8,192	$16,772
Long-term liabilities	22,077	—	3,310	25,387

	$30,657	$—	$11,502	$42,159

Revenues	$89,824	$—	$—	$89,824
Operating costs of mine	48,533	—	—	48,533
Depreciation and amortization	20,903	—	38	20,941
Exploration expense	—	—	6,088	6,088
Other expense	(37)	—	6,280	6,243
Interest & investment expense (income), net	487	—	(341)	146
Income taxes	2,713	—	(553)	2,160

Net earnings (loss)	$17,225	$—	$(11,512)	$5,713

2001	Joint Venture and Working Interests	Royalties	Corporate		Total
Cash and gold bullion	$17,377	$—		$13,988	$31,365
Other current assets	11,812	—		317	12,129
Long-term assets	135,856	—		1,233	137,089

	$165,045	$—		$15,538	$180,583

Current liabilities	$7,570	$—		$4,445	$12,015
Current portion of long-term debt	11,562	—			11,562
Long-term liabilities	25,425	—		4,140	29,565

	$44,557	$—		$8,585	$53,142

Revenues	$81,655	$—	$		$81,655
Operating costs of mine	44,223	—		—	44,223
Depreciation and amortization	13,235	—		29	13,264
Exploration expense		—		6,247	6,247
Other expense	7	—		3,577	3,584
Interest & investment expense (income), net	(285)	—		(706)	(991)
Income taxes		—		4,232	4,232

Net earnings (loss)	$24,475	$—		$(13,379)	$11,096

  (b)
  The Company's $13,504,000 share of cash (2002 — $10,052,000; 2001 — $17,377,000) in the joint ventures is non-discretionary, including restricted cash of nil in 2003 and 2002 (2001 — $6,033,000) at Sadiola.

    The Company's share of joint venture cash flows is as follows:

	2003	2002	2001
Cash flows from (used in) operations	$33,798	$27,832	$36,401
Cash flows from (used in) financing	(21,116)	(21,352)	(17,613)

Cash flows from (used in) investments	(9,180)	(7,772)	(20,372)

19.   SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP:

  Canadian generally accepted accounting principles ("Canadian GAAP") varies in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

  Statement of earnings:

	2003	2002	2001
Net earnings for the year reported under Canadian GAAP	$15,480	$5,713	$11,096
Earnings from Sadiola and Yatela, under Canadian GAAP, using proportionate consolidation (a)	(11,197)	(17,547)	(24,475)
Equity earnings of Sadiola under U.S. GAAP (a)	9,590	11,724	25,639
Equity earnings of Yatela under U.S. GAAP (a)	1,306	5,945	5,136
Stock-based compensation (b)	(2,422)	(5,399)	(833)
Amortization of royalty interests (c)	(338)	—	—
Income taxes on above	116	—	—

	12,535	436	16,563
Impact of change in accounting policy on adoption of SEAS 143 (iv)	267	—	—

Net earnings, U.S. GAAP	$12,802	$436	$16,563

Basic and diluted, net earnings per share, U.S. GAAP:
Before impact of accounting policy change	$0.09	$0.01	$0.23
Impact of accounting policy change	—	—	—

Total basic and diluted	$0.09	$0.01	$0.23

  The effect of the U.S. GAAP differences discussed below on the Company's consolidated shareholders' equity is as follows:

	2003	2002	2001
Shareholders' equity based on Canadian GAAP	$386,688	$152,150	$127,441
Impact on shareholders' equity of U.S. GAAP adjustments:
Sadiola equity accounting (a)	493	(88)	(1,247)
Yatela equity accounting (a)	(1,241)	(626)	411
Amortization of royalty interests (c)	(338)	—	—
Income taxes on above	116	—	—
Other comprehensive income (d)	1,086	—	245
Share purchase loans (e)	—	(1,057)	(1,103)

Shareholders' equity based on U.S. GAAP	$386,804	$150,379	$125,747

        (a)   Investments in Sadiola, Yatela, Tarkwa and Damang:

    Under Canadian GAAP, the Company accounts for its interest in the Sadiola and Yatela joint ventures by the proportionate consolidation method and its interest in the Tarkwa and Damang mines under the equity method as working interests. Under U.S. GAAP, the Company is required to equity account for all of its investments and record in earnings its proportionate share of their net income measured in accordance with U.S. GAAP.

    For U.S. GAAP purposes, the Company's share of earnings from its investments have been adjusted for the following items:

    (i)
    Deferred development costs:

    Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

    (ii)
    Start-up costs:

    U.S. GAAP requires start-up costs to be expensed as incurred. Canadian GAAP allows start-up costs to be capitalized until commercial production is established.

    (iii)
    Depletion of mining interests:

    U.S. GAAP requires depletion to be calculated using proven and probable reserves as the denominator in the calculation. Canadian GAAP allows depletion to be charged over the estimated economical life of the mine.

    (iv)
    Rehabilitation provision:

    As of January 1, 2003, the Company has adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. Current year earnings reflects an increase of $267,000 relating to the impact of a change in accounting policy on adoption of SFAS 143.

    Pro forma earnings as if the change in accounting policy were applied retroactively is as follows:

	2003	2002	2001
Pro forma net earnings	$13,069	$406	$16,519
Pro forma earnings per:
Basic and diluted	$0.09	$0.01	$0.22
    (v)
    Financial instruments:

    Under Canadian GAAP the Company has accounted for its gold forward contracts as hedges, and as such, recognized gain and losses on these contracts in the period during which the production against which they were designated is sold. Under U.S. GAAP the majority of these forward contracts are regarded as normal course sale contracts. Certain contracts are regarded as cash flow hedges under U.S. GAAP, as such the effective portions of the changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in earnings when the hedge item affects earnings.

    For equity method investments, the accounting for these investments represents the aggregate of: (a) capital contributions to the joint ventures, (b) the Company's proportionate share of the net earnings or loss of the joint ventures, and (c) distributions from the joint ventures.

    The changes in the Company's equity method investments pursuant to U.S. GAAP are as follows:

	2003	2002	2001
Equity method investments, beginning of year	$123,859	$119,897	$83,925
Acquisition of Tarkwa and Damang (note 2)	58,040	—	—
Net earnings	21,051	18,042	30,701
Other comprehensive income	—	(245)	245
Distributions received	(29,820)	(14,170)	(6,511)
Additional investments	2,535	335	11,537

Equity method investments, end of year	$175,665	$123,859	$119,897

  The Company's proportionate share of the summarized balance sheet information of the joint ventures, accounted for by the equity method in accordance with U.S. GAAP, is as follows:

	2003
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Current assets	$15,916	$6,606	$32,547	$9,742	$185	$64,996
Long-term assets, net	47,951	7,657	62,936	42,366	—	160,910

	$63,867	$14,263	$95,483	$52,108	$185	$225,906

Current liabilities	$3,523	$1,764	$11,064	$5,621	$88	$22,060
Long-term obligations and Other	12,040	997	2,154	12,990	—	28,181
Equity	48,304	11,502	82,265	33,497	97	175,665

	$63,867	$14,263	$95,483	$52,108	$185	$225,906

	2002
	Sadiola	Yatela	Other	Total
Current Assets	$21,804	$10,841	$193	$32,838
Long-term assets, net	71,954	42,239	—	114,193

	$93,758	$53,080	$193	$147,031

Current liabilities	$4,082	$3,609	$88	$7,779
Long-term obligations and other	1,574	13,819	—	15,393
Equity	88,102	35,652	105	123,859

	$93,758	$53,080	$193	$147,031

	2001
	Sadiola	Yatela	Other	Total
Current Assets	$22,482	$6,745	$207	$29,434
Long-term assets, net	78,727	46,709	—	$125,436

	$101,209	$53,454	$207	$154,870

Current liabilities	$15,645	$2,448	$141	$18,234
Long-term obligations and other	1,339	15,400	—	16,739
Equity	84,225	35,606	66	119,897

	$101,209	$53,454	$207	$154,870

  The Company's proportionate share of the summarized balance sheet information of the joint ventures, accounted for by the equity method in accordance with U.S. GAAP, is as follows:

	2003
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Revenue	$37,548	$20,698	$62,967	$31,986	$—	$153,199
Expenses (recoveries)	30,809	17,787	53,223	30,565	(236)	132,148

Net earnings (loss)	$6,739	$2,911	$9,744	$1,421	$236	$21,051

	2002
	Sadiola	Yatela	Other	Total
Revenue	$55,187	$32,982	$—	$88,169
Expenses (recoveries)	43,463	27,037	(373)	70,127

Net earnings (loss)	$11,724	$5,945	$373	$18,042

	2001
	Sadiola	Yatela	Other	Total
Revenue	$70,135	$16,389	$—	$86,524
Expenses (recoveries)	44,496	11,253	74	55,823

Net earnings (loss)	$25,639	$5,136	$74	$30,701

        (b)   Stock-based compensation:

    The Company accounts for its stock based compensation under U.S. GAAP in accordance with FAS No. 123 for non-employees. Effective January 1, 2003, the Company adopted FAS No. 123 prospectively to all awards granted or modified in respect of employees and directors. Prior to 2003, the Company accounted for its stock based compensation for employees and directors under APB 25. Prior to June 2002, the Company had stock appreciation rights which were marked-to-market, resulting in an expense recorded for options granted to directors and employees. Under Canadian GAAP, stock options granted to non-employees prior to January 1, 2002 and to directors and employees prior to January 1, 2004 are accounted for as capital transactions when the options are exercised.

    If the Company had accounted for its stock-based compensation plan for employees and directors under FAS No. 123 since the original effective date of the statement, the pro forma impact would have been as follows:

	2003	2002	2001
Net earnings, U.S. GAAP	$12,802	$436	$16,563
Add expense already recognized under APB 25	28	4,486	807
Additional expense under FAS No. 123	(322)	(682)	(100)

Pro forma net earnings	$12,508	$4,240	$17,270

Pro forma earnings per share:
Basic and diluted	$0.09	$0.05	$0.24

        (c)   Amortization of royalty interests:

    Under Canadian GAAP, depreciation and amortization may be calculated on the unit-of-production method based upon the estimated mine life, whereas under United States accounting principles, the calculations are made based upon proven and probable mineable reserves. This results in a higher amortization charge under U.S. GAAP for revenue producing royalties.

        (d)   Marketable securities:

    Under U.S. GAAP, marketable securities are classified as "available for sale" and are recorded at fair value with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of other comprehensive income.

        (e)   Share purchase loans:

    Under U.S. GAAP, share purchase loans are deducted from shareholders' equity. Under Canadian GAAP, these loans are recorded as assets in 2002 and as a deduction to shareholders' equity in 2003.

Balance Sheet:

  The Company's balance sheets under U.S. GAAP are presented below:

	2003	2002	2001
ASSETS
Current Assets:
Cash and cash equivalents	$53,171	$5,783	$13,988
Gold bullion	47,283	30,578	—
Accounts receivable	319	143	154
Royalty receivables	1,658	—	—
Related party receivables	168	184	122
Corporate tax receivables	569	—	21
Prepaid expenses	155	26	15

	103,323	36,714	14,300
Marketable securities	2,479	—	—
Long-term receivable	975	—	—
Equity investments	175,665	123,859	119,897
Royalty interests	62,603	—	—
Goodwill	74,886	775	—
Fixed and other assets	1,239	531	61

	$421,170	$161,879	$134,328

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$737	$966	$301
Accrued liabilities	1,570	720	686
Accrued liabilities — AngloGold	1,019	1,044	1,133
Accrued liabilities — legal settlement	2,900	2,900	—
Dividends payable	6,708	2,527	2,306
Related party payables	7	33	15

	12,941	8,190	4,441
Future tax liability	21,425	3,310	4,140
Shareholder's equity
Common shares	347,681	120,599	96,912
Stock options	8,789	7,408	4,181
Contributed surplus	78	78	78
Share purchase loans	(266)	(1,057)	(1,103)
Retained earnings	29,436	23,351	25,434
Other comprehensive income	1,086	—	245

	386,804	150,379	125,747

	$421,170	$161,879	$134,328

  Statements of comprehensive income:

  In June 1997, the Financial Accounting Standards Board in the United States issued FAS No. 130 which established standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. FAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements.

  FAS No. 130 requires that the Company (i) classify items of other comprehensive income by their nature in the financial statement and (ii) display the accumulated balance of other comprehensive income separately from capital stock, contributed surplus and retained earnings in the shareholders' equity section of the balance sheet.

  The statements of comprehensive income for the years ended December 31, 2003 and 2002 would be presented as follows on a U.S. GAAP basis:

	2003	2002	2001
Net earnings based on U.S. GAAP	$12,802	$436		$16,563
Other comprehensive gain:
Marketable securities	1,086	—		—
Cash flow hedges	—	(245)		245

Comprehensive income based on U.S. GAAP	$13,888	$191		$16,808

Comprehensive income per share, U.S. GAAP:
Basic and diluted	$0.10	$—	$

  Pro forma statement of 2002 earnings (unaudited):

  The pro forma revenues and earnings of the Company as if the acquisition of Repadre had occurred on January 1, 2002 would have been as follows:

Pro forma royalty revenues	$1,667
Pro forma equity earnings from investments	$24,997
Pro forma net earnings	$6,251
Pro forma net earnings per share, basic and diluted	$0.04

  Statements of cash flows:

  The Company's statements of cash flows under U.S. GAAP are presented below:

	2003	2002	2001
CASH PROVIDED BY (USED IN):
Operating Activities:
Net earnings, U.S. GAAP	$12,802	$436	$16,563
Items not affecting cash:
Depreciation and amortization	3,147	38	29
Future income taxes	(4,815)	(550)	4,285
Equity earnings of investees	(21,051)	(18,042)	(30,701)
Stock compensation	2,736	5,399	833
Gain on gold bullion	—	(67)	—
Gain on sale of marketable securities	(1,510)	—	—
Unrealized foreign exchange losses	3,041	—	—
Net profits interest received from Sadiola	15,580	7,600	3,800
Dividends received from Tarkwa	3,992	—	—
Changes in non-cash working capital:
Current receivables	(1,056)	(25)	1,243
Accounts and related party payables	(1,518)	748	(1,759)
Accrued liabilities	825	2,845	892
Prepaid expenses	(129)	(11)	(8)

	(12,044)	(1,629)	(4,823)
Financing activities:
Issue of common shares, net of issue costs	8,314	21,277	88
Share purchase loans	1,469	61	68
Dividends paid	(2,519)	(2,306)	—

	7,264	18,982	156
Investing activities
Net cash acquired from Repadre Capital Corporation (note 2)	34,232	—	—
Investments in Tarkwa	(2,815)	—	—
Investments in Yatela	—	(335)	(11,537)
Receipts from Damang	6,707	—	—
Receipts from Yatela	3,821	6,570	2,711
Other assets	(743)	(1,282)	(3)
Purchase of gold bullion	(16,154)	(31,992)	—
Proceeds from sale of gold bullion	—	1,481	—
Proceeds from disposition of marketable securities	3,032	—

	28,080	(25,558)	(8,829)

Decrease in cash and cash equivalents	47,388	(8,205)	(13,496)
Cash and cash equivalents, beginning of year	5,783	13,988	27,484

Cash and cash equivalents, end of year	53,171	5,783	13,988

Supplemental cash flow information:
Income taxes paid	$—	$—	$218

  Impact of recent United States accounting pronouncements:

  In April 2003, FASB issued Statement No. 149 which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under Fas NO. 133 "Accounting for Derivative Instruments and Hedging Activities". The Company is not affected by this pronouncement as it has no such derivative instruments or contracts.

  In May 2003, FASB issued Statement No. 150 which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Company does not believe it will be affected by this pronouncement as it has no financial instruments with such characteristics.

20.   COMPARATIVE FIGURES:

  Certain 2002 and 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

21.   SIGNIFICANT DIFFERENCES BETWEEN CANADIAN GAAP AND INTERNATIONAL FINANCIAL
REPORTING STANDARDS:

  Canadian generally accepted accounting principles ("Canadian GAAP") varies in certain significant respects from the principles and practices generally accepted under International Financial Reporting Standards ("IFRS"). The effect of these principal differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

  Statement of earnings:

	2003	2002	2001
Net earnings for the year reported under Canadian GAAP — restated	$15,480	$5,713	$11,096
Reversal of Yatela pre-production profit (b(i))	(152)	(152)	759
Financial instruments and hedge adjustment (b(ii))	(1,655)	(1,040)	2,032
Amortization of goodwill (c)	(14,866)	—	—
Net earnings, IFRS	(1,193)	4,521	13,887

Basic and diluted, net earnings per share, U.S. GAAP:	(0.01)	0.06	0.19

  The effect of the U.S. GAAP differences discussed below on the Company's consolidated shareholders' equity is as follows:

	2003	2002	2001
Shareholders' equity based on Canadian GAAP	$386,687	$152,149	$127,441
Impact on shareholders' equity of U.S. GAAP adjustments:
Goodwill adjustment (a)	94,407	—	—
Reversal of Yatela pre-production profit (b(ii))	454	607	759
Financial instruments and hedge adjustment (b(ii))	1,646	3,301	4,340
Goodwill amortization (c)	(14,866)	—	—
Other comprehensive income (b(ii), d)	1,086	—	245
Share purchase loans (e)	—	(1,057)	(1,103)

Shareholders' equity based on U.S. GAAP	472,414	155,000	131,682

  Balance sheet:

  The Company's balance sheet under IFRS is presented below:

	2003	2002	2001
ASSETS
Current Assets:
Cash and cash equivalents	$66,675	$15,835	$25,332
Restricted cash	—	—	6,033
Gold bullion	47,283	30,578	—
Accounts receivable and other	21,443	17,450	5,306
Financial assets	3,607	3,657	245
Inventories	10,397	9,793	6,823

	149,405	77,313	43,739
Marketable securities	2,479	—	—
Long-term inventory	12,773	10,044	8,941
Long-term receivables	7,610	7,420	14,515
Working interests	59,806	—	—
Royalty interests	62,941	—	—
Mining interests	88,409	101,130	113,229
Future tax asset	47	304	—

Other assets	1,239	1,305	60

Goodwill	157,426	—	—

	$542,135	$197,516	$180,484

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$23,832	$13,614	$11,950
Provision for legal settlement	2,900	2,900	—
Financial liabilities	4,145	3,924	689
Future portion of non-recourse loans payable	—	—	11,562

	30,877	20,438	24,201
Non-recourse loans payable	11,342	13,091	15,055
Future tax liability	21,541	3,310	4,140
Asset retirement obligation	5,961	5,677	5,406
Shareholder's equity
Common shares	437,801	118,289	96,782
Stock options	3,951	8	—
Share purchase loans	(266)	(1,057)	(1,103)
Retained earnings	29,842	37,760	35,758
Other comprehensive income	1,086	—	245

	472,414	155,000	131,682

	$542,135	$197,516	$180,484

  Statement of equity:

  The Company's statement of changes in Shareholders' equity under IFRS is stated below:

(in 000's of US$)	Number of Common Shares (000's)	Capital Stock	Stock Options	Other Comprehensive Income	Retained Earnings	Share Purchase Loans	Total Shareholders' Equity
Balance at December 31, 2000	$73,429	$96,694	$—	$—	$24,359	$(1,172)	$119,881

Prior period adjustment due to change in accounting policy for ARO	—	—	—	—	(182)	—	(182)
Stock options	45	88	—	—	—	—	88
Net income	—	—	—	—	13,887	—	13,887
Dividends	—	—	—	—	(2,306)	—	(2,306)
Foreign exchange on share purchase loans	—	—	—	—	69	—	69
Mark-to-market of financial instruments	—	—	—	245	—	—	245

Balance at December 31, 2001	$73,474	$96,782	$—	$245	$35,758	$(1,103)	$131,682

Share issue, net of issue cost	4,000	17,679	—	—	—	—	17,679
Stock options	1,770	3,828	8	—	—	—	3,826
Net income	—	—	—	—	4,521	—	4,521
Dividends	—	—	—	—	(2,519)	—	(2,591)
Share purchase loan repayment	—	—	—	—	—	61	61
Foreign exchange on share purchase loans	—	—	—	—	—	(15)	(15)
Mark-to-market of financial instruments	—	—	—	(245)	—	—	(245)

Balance as at December 31, 2002	$79,244	$118,289	$8	$—	$37,760	$(1,057)	$155,000

Acquisition of Repadre	62,979	306,238	8,589	—	—	(444)	314,383
Options granted	—	—	314	—	—	—	314
Stock options	3,111	13,274	(4,646)	—	—	—	8,628
Net income	—	—	—	—	(1,193)	—	(1,193)
Dividends	—	—	—	—	(6,725)	—	(6,725)
Foreign exchange on share purchase loans	—	—	—	—	—	(234)	(234)
Repayment of share purchase loans	—	—	—	—	—	1,469	1,469
Mark-to-market of marketable securities	—	—	—	1,086	—	—	1,086

Balance at December 31, 2003	$145,334	$437,801	$3,951	$1,086	$29,842	$(266)	$472,414

  (a)
  Business Combination:

    Under Canadian GAAP, the purchase price for Repadre was calculated using the quoted market price on the announcement date (October 25, 2002 — Cdn$5.30). For IFRS purposes, the purchase price is calculated using the quoted market price on the transaction date (January 7, 2003 — Cdn$7.60). As a result, the consideration paid under IFRS is as set out below:

Fair Value
Consideration paid:
Issue of 62,978,855 common shares of the Company	$306,329
Issue of 2,712,000 common share options of the Company	8,589
Cost of acquisition	820

$315,738

    The difference between the consideration recorded under Canadian GAAP and the consideration recorded under IFRS of $97,407,000 is recorded as an increase to goodwill.

    During 2003, the acquisition of Repadre contributed $10.0 million to the consolidated net earnings for the year.

  (b)
  Investments in Sadiola, Yatela, Tarkwa and Damang:

    For IFRS purposes, the Company's share of earnings from its investments have been adjusted for the following items:

    (i)
    Pre-production period:

    Canadian GAAP requires revenue and expenses to be capitalized until commercial production is established. IFRS allows pre-production revenue and expenses to be recognized in earnings as incurred.

    (ii)
    Financial instruments:

    Under Canadian GAAP the Company has accounted for its gold forward contracts as hedges, and as such, recognized gain and losses on these contracts in the period during which the production against which they were designated is sold. Under IFRS the majority of these forward contracts are regarded as normal course sale contracts. Certain contracts are regarded as cash flow hedges under IFRS, as such the effective portions of the changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in earnings when the hedge item affects earnings.

  (c)
  Goodwill:

    Under IFRS, goodwill is stated at cost less accumulated amortization. Goodwill is allocated to the assets acquired and is amortized from the date of initial recognition over the estimated remaining life of the related asset. The estimated remaining life of the related assets are as follows:

i)	Working interests	12.5 years
ii)	Royalty interests	9 years

    The carrying amount of goodwill is made up of the following:

2003
Balance, January 7, 2003 on acquisition of Repadre	$172,293
Accumulated amortization	14,867

Balance, end of year	$157,426

  (d)
  Marketable securities:

    Under IFRS, marketable securities are classified as "available for sale" and are recorded at fair value with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of equity as other comprehensive income. The fair value of marketable securities is their quoted bid price at the balance sheet date.

  (e)
  Share purchase loans:

    Under IFRS, share purchase loans are deducted from shareholders' equity. Under Canadian GAAP, these loans are recorded as assets in 2002 and 2001 and as a deduction to shareholders' equity in 2003.

  (f)
  Additional disclosures:

    Additional disclosures required under IFRS are presented below:

    (i)
    Cash and cash equivalents:

    Cash and cash equivalents are comprised of cash balances and short-term investments in commercial paper or term deposits.

    (ii)
    Provisions:

    A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company has recorded a legal settlement provision of $2,900,000 (note 16(a)).

    (iii)
    Related party transactions:

    Share options issued to directors and executive officers of the Company during the year are as follows:

	2003	2002	2001
Directors	400,000	280,000	—
Executive officers	400,000	250,000	1,070,000

	800,000	530,000	1,070,000

    Share options to directors and executive officers of the Company outstanding at December 31, 2003 are as follows:

2003
Directors	1,502,000
Executive officers	2,191,400

3,693,400

    (iv)
    Segment reporting:

    A segment is a distinguishable component of the Company which is subject to risks and rewards that are different from those of other segments. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets and expenses.

    The Company is comprised of the following main business segments:

    Joint Venture and Working Interests — Assets and liabilities and activities relating to the company's investments in Sadiola, Yatela, Tarkwa and Damang.

    Royalty Interests — Assets and liabilities and activities relating to the company's investments in gold and diamond royalties.

    (v)
    Inventories:

    The cost of inventories included in mining costs for the year is $(2,231) million (2002 — $(2,870) million; 2001 — $3,126 million).

    (vi)
    Significant Subsidiaries:
	Country of Incorporation	Ownership Interest 2003	Ownership Interest 2002	Ownership Interest 2001
AGEM Ltd.(1)	Barbados	100	100	100
IAMGOLD South America Corporation	Barbados	100	100	100
Repadre Capital Corporation	Canada	100	—	—
Repadre International Corporation(2)	Barbados	100	—	—

Repadre Capital (BVI) Inc.(3)	British Virgin Islands	100	—	—

(1)
AGEM Ltd. indirectly owns 38% of the Sadiola mine and 40% of the Yatela mine in Mali.

(2)
Repadre International Corporation owns 18.9% of the Abosso mine and 1.4% of the Tarkwa mine in Ghana.

(3)
Repadre Capital (BVI) Inc. owns 17.5% of the Tarkwa mine in Ghana through its 100% subsidiaries domiciled in British Virgin Islands (BVI).

22.   SUBSEQUENT EVENTS:

  On August 11, 2004, IAMGOLD and Gold Fields Limited ('GFL") announced a proposed transaction whereby IAMGOLD would acquire all of the international assets of GFL located outside the Southern African Development Community ("SADC") in exchange for approximately 350 million shares of IAMGOLD. The new company is to be called Gold Fields International Limited ("GFI"). As a result of the transaction, GFL will own approximately 70% of GFI while existing IAMGOLD shareholders will own the remaining 30% of GFI.

  A definitive agreement amongst the parties was signed on September 30, 2004. The combination is subject to regulatory approval and third party consents customary in a transaction of this nature. The transaction is subject to the approval of a majority of the votes cast by the shareholders of both IAMGOLD and Gold Fields at meetings of shareholders scheduled to be held in early December. The transaction is expected to close by the end of the year.

  If the transaction does not occur as a result of one of the parties accepting a superior proposal, then the party that accepted the superior proposal will be required to pay a fee of US$20 million to the other party.

AUDITORS' CONSENT

        We have read the Notice of Special Meeting of Shareholders and Management Information Circular of IAMGold Corporation concerning the proposed acquisition by IAMGold Corporation of certain of the assets of Gold Fields Limited (the "Circular"). We have complied with Canadian generally accepted standards for an auditors' involvement with such documents.

        We consent to the use in the above-mentioned Circular of our report to the Directors of IAMGold Corporation on the consolidated balance sheets of IAMGold Corporation as at December 31, 2003, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. Our report is dated March 3, 2004 except as to note 22, which is as of October 1, 2004.

Chartered Accountants

Toronto, Canada
November 4, 2004

SCHEDULE L

MANAGEMENT'S DISCUSSION AND ANALYSIS AND AGGREGATED HISTORICAL FINANCIAL
STATEMENTS OF THE ACQUIRED COMPANIES

        Unless the context otherwise requires, capitalized terms used in this schedule L that are not defined herein have the meanings ascribed to such terms in the Circular to which this schedule L is attached. All references to dollar amounts in this schedule L are to US dollars unless expressly stated otherwise.

1.	Management's Discussion and Analysis of Financial Position and Results of Operations	L-2
2.	Independent Reporting Accountants' Report	L-25
3.	Aggregated Historical Financial Statements of the Acquired Companies	L-27

1.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

        The following should be read in conjunction with the aggregated historical financial statements of the Acquired Companies and related notes thereto which appear elsewhere in this report. All figures in the following sections are in US dollars unless stated otherwise. The fiscal year end for the Acquired Companies is June 30.

  Overview

        On September 30, 2004, Gold Fields and IAMGold announced that they had signed the Purchase Agreement setting out, among other things, and as discussed in more detail in this Circular, the terms on which IAMGold will acquire the assets of Gold Fields outside of the SADC. Pursuant to the terms of the Purchase Agreement, IAMGold will issue to Gold Fields, subject to adjustment, 351,690,218 IAMGold Shares in consideration for Gold Fields' non-SADC mining, development and exploration assets.

        Following the completion of the Transaction, Gold Fields will own approximately 70% of the fully diluted equity of IAMGold. Existing IAMGold Shareholders will own the remaining 30% of IAMGold, and will also receive a special cash dividend of Cdn$0.50 per IAMGold Share held at a date to be determined which will fall before completion of the Transaction. Following completion of the Transaction, IAMGold will be renamed "Gold Fields International Limited" and will become an international growth vehicle for Gold Fields Shareholders and IAMGold Shareholders outside of the SADC region. Gold Fields International will be a significant producer of gold and a major holder of gold reserves and resources in Ghana and Australia, primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting.

        The discussion and financial statements set forth in this schedule L relate solely to the Acquired Companies which will be acquired by IAMGold pursuant to the Transaction. The financial information of the Acquired Companies has been extracted and compiled from the accounting records of Gold Fields used in the preparation of the audited consolidated annual financial statements of the Gold Fields Group for the three financial years ended June 30, 2004. The financial information has been prepared for the Acquired Companies on the basis that the material assets of the Acquired Companies comprise the Tarkwa mine, the Damang mine, the St. Ives mine, the Agnew mine and the related exploration concerns. The following summarises the accounting and other principles which the directors have applied in preparing the financial information:

  •
  The financial information has been prepared by aggregating amounts included in the financial records of the Acquired Companies for all periods presented.

  •
  Transactions and balances between subsidiary undertakings included within the financial records have been eliminated.

Summarised Financial Results — Acquired Companies

		2004	2003	2002

Revenue	Rand million	4,301.9	4,516.0	3,433.6

Gold produced — managed	Ounces ('000)	1,602.4	1,496.0	1,108.9

Net earnings	Rand million	528.9	1,191.9	812.1

Net earnings before discontinued operations and extraordinary items	Rand million	528.9	1,191.9	812.1

Average gold price realised	US$ per ounce	389	333	292

Average exchange rate	Rand/US$	6.90	9.07	10.19

Total cash costs	US$ per ounce	251	208	176

Cash and cash equivalents	Rand million	1,969.6	501.8	640.4

Cash flow from operations	Rand million	1,408.3	1,230.1	1,133.3

Total assets	Rand million	9,087.2	6,626.7	7,678.5

Long-term debt	Rand million	—	164.1	1,212.1
Shareholders' equity	Rand million	5,599.1	3,580.8	2,762.0

Note:

Per share and diluted per share information relating to income before discontinued operations and extraordinary items, net income, and cash dividends per share has not been disclosed because the Acquired Companies share capital represents the aggregated share capital of various separate legal entities.

        Net earnings for fiscal 2004 were 56% lower at Rand 529 million compared to Rand 1,192 million for fiscal 2003 due to converting the results of the Ghanaian and Australian operations at a stronger Rand/US dollar exchange rate, lower gains on financial instruments, higher exploration costs and lower profits on the disposal of investments. The Rand/US dollar exchange rate strengthened 24% from Rand 9.07 to 6.90 and Rand/AU$ exchange rate strengthened 7% from Rand 5.29 to 4.92.

  Review of Operations

  Overview

        The operations of the Acquired Companies in Ghana and Australia produced strong results in fiscal 2004, with the Damang and Agnew mines producing record performances. Both the Tarkwa and St. Ives mines were, and remain, involved in major expansion projects that require substantial injections of capital that will yield significant growth. Attributable gold production overall was 1.35 million ounces, 8% higher than production in fiscal 2003.

        Average total cash costs were US$251 per ounce during fiscal 2004 for the Acquired Companies. This figure reflects expected unit cost increases at Tarkwa and St. Ives that more than offset unit cost reductions at Damang and Agnew and takes account of a 22% appreciation of the Australian dollar against the US dollar. The Ghanaian operations were the only operations able to take full advantage of the high US dollar gold price. At the Australian operations, the increase in the US dollar gold price was offset by the strengthening of the Australian dollar against the US dollar during fiscal 2004. Operating profit, therefore, decreased 4% in Rand terms from Rand 995 million to Rand 953 million in fiscal 2004.

        During fiscal 2004, the Acquired Companies focused on optimisation of operations, as demonstrated by the decision to proceed with brown-fields expansion and optimisation projects at the St. Ives and Tarkwa mines, at a cost of approximately US$250 million over 18 months to December 2004. Total capital expenditure for the year was Rand 1,766 million compared to fiscal 2003 at Rand 851 million, with the expansion and optimisation projects at Tarkwa and St. Ives making up Rand 1,214 million of this total.

        The execution of the definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona Project in Peru (which is still subject to completion), and developments at the Arctic Platinum Project, are expected to open a substantial pipeline of growth projects. The objective of Gold Fields is to add a further 1.5 million ounces of production within the next five years.

  Outlook

        In fiscal 2005, consolidated attributable gold production is planned to increase by 8%, from 1.35 million ounces to 1.47 million ounces, primarily as a result of the completion of the expansion at Tarkwa and St. Ives, which will offset slight declines at the Damang and Agnew mines.

        Average unit costs are expected to improve in fiscal 2005. The benefits of the projects at Tarkwa and St. Ives will be seen in the second half of fiscal 2005, offsetting increases in unit costs at Damang. A stable performance is expected at Agnew. Total capital expenditure is estimated at US$191 million, of which US$78 million is the cost of completing the expansion projects.

        Both the Arctic Platinum Project and, subject to completion of its acquisition, the Cerro Corona Project, are expected to be advanced to investment decision during fiscal 2005, while further optimisation of both Tarkwa and St. Ives will remain high on the agenda.

  Tarkwa

        Gold Fields' interest in the Tarkwa mine is held through its 71.1% owned subsidiary, GF Ghana Limited. IAMGold, with an 18.9% beneficial interest, and the Republic of Ghana, with a 10% free carried interest, hold the remaining interests in GF Ghana Limited.

  Operational performance

        The following table sets forth the operational performance at the Tarkwa mine for the periods indicated.

	Fiscal	2004	2003	2002

Open pit
Waste mined	tons ('000)	43,987	27,521	28,986
Ore mined	tons ('000)	17,164	16,067	14,630
Head grade	gram per ton	1.43	1.46	1.58
Strip ratio	waste: ore	2.6	1.7	2.0

Total
Tons treated	tons ('000)	16,000	15,210	14,914
Yield	gram per ton	1.1	1.1	1.1

Gold produced	kilogram	17,107	16,792	16,920
	ounces ('000)	550	540	544

Total cash costs	US$ per ounce	230	194	171

Net attributable earnings	Rand million	212.7	223.0	240.5
	US$ million	30.9	24.6	(23.7)

Capital expenditure — net	Rand million	944.3	207.4	80.5
	US$ million	136.9	22.9	7.9

        Tarkwa produced an outstanding performance both operationally and financially in fiscal 2004, accounting for 40% of the Acquired Companies' net earnings.

        During fiscal 2004, Tarkwa mined approximately 61 million tons of ore and waste as compared with approximately 44 million tons during fiscal 2003. This increase in mined ore and waste is due to the planned increase in stripping ratio from 1.7 to 2.6, an ongoing move to life-of-mine levels in stripping ratio, a higher planning gold price and a planned drive to increase flexibility in the open pits, opening up more ore bodies, particularly ahead of the plant expansion in fiscal 2005. During fiscal 2004, challenges were encountered on managing grade in the open pits, but with considerable focus on this in the second half of the year, the issue was well in hand by year-end.

        Tarkwa treated record volumes through the crushing and heap leach plants, with tonnage treated reaching 16 million tons during fiscal 2004, 5% higher than during fiscal 2003, mainly through ongoing optimisation of the two crushing and leach plants. Head grade to the leach plants was 2% lower during fiscal 2004 than fiscal 2003 at 1.43 grams per ton. Gold production reached 550,000 ounces for fiscal 2004, which included a 6,000 ounce reduction in gold contained in the leach pads (gold-in-process).

        Total cash costs for fiscal 2004 were US$230 per ounce compared with US$194 per ounce in fiscal 2003. This increase was primarily due to the increase in the stripping ratio in fiscal 2004, and a slight decrease in head grade. Cost control on all unit operations remained good.

        The capital spending at Tarkwa for fiscal 2004 was US$137 million, up sharply on the US$23 million spent in fiscal 2003. The capital spending program included expenditure of US$6 million on the expansion of the north leaching plant and leach pads and, more significantly, US$131 million on the Tarkwa expansion project. Excellent progress was made on both aspects of the expansion, as discussed below.

        During fiscal 2004, US$1 million was spent on exploration. This included infill and extensional drilling of the known open pittable conglomerate ore bodies and exploration of a shallow underground target at the Kottraverchy deposit. Testing of the shallow underground potential is at an early stage and will be advanced to prefeasibility stage during fiscal 2005.

  Owner mining conversion

        During the first half of calendar 2004, all load and haul equipment was transported to site and mining with this new fleet started in July 2004. Over the following three months, the official changeover from the mining contractor was transitioned, including the human resource and service provider mobilisation. The fleet is, on average, exceeding expected productivities and volumes. During fiscal 2004, expenditure on the owner mining conversion project reached 74% of the budgeted US$74 million.

  Expansion of processing facilities — construction of new 4.2 mtpa mill

        By end of fiscal 2004, the mill project was 91% complete and US$78 million of the US$85 million approved for the project had been spent. At this time civil, earthwork and major structural work had been largely completed, while the semi-autogenous grinding (SAG) mill had been installed and the bulk of the electricity supply infrastructure had been finished. During the June 2004 quarter, the new primary crusher was put into operation to feed the north heap leach plant, while that plant's crusher was shut down for a major upgrade.

        With the conversion to owner mining now completed and plant commissioning due in the December 2004 quarter, the total expansion will be effective by the end of December 2004.

        The total expansion is expected to be completed within 5% of the planned US$160 million budget, with a US$6 million foreign exchange exposure contributing the bulk of the overrun. This foreign exchange exposure is due to equipment and services sourced in South African Rands and Australian dollars.

  Outlook for fiscal 2005

        The focus of operations in fiscal 2005, apart from meeting planned grades and strip ratios, will be to achieve the split of high and low grade and high and low porosity ores to meet the respective needs of the heap leach plant and the new mill and CIL plant. Continuous mill production is planned by the end of March 2005, with the operation of Tarkwa's new fleet having started in July 2004 and a full demobilisation of the mining contractor having been completed at the end of September 2004.

        With the full benefits of owner mining expected to be seen in the December 2004 quarter, and the benefits of the mill in the March 2005 quarter, total cash costs should decline to around US$200 per ounce in the second half of fiscal 2005. This significant move primarily reflects the effects of the conversion to owner mining, in particular the very low maintenance costs in the first year of operation of the fleet. However, costs are expected to gradually increase thereafter.

        Total capital expenditure for fiscal 2005 is projected at US$72 million, with US$34 million of this amount required to complete the mill and owner mining projects. The balance of US$38 million will go to heap leach pad construction (US$18 million), additional mining equipment (US$6 million), and minor sustaining capital.

  Damang

        Gold Fields' interest in the Damang mine is held through its 71.1% owned subsidiary, Abosso. IAMGold, with an 18.9% beneficial interest, and the Republic of Ghana, with a 10% free carried interest, hold the remaining interests in Abosso.

  Operational performance

        The following table sets forth the operational performance at the Damang mine for the periods indicated.

	Fiscal	2004	2003	2002(1)

Open pit
Waste mined	tons ('000)	9,855	13,928	5,437
Ore mined	tons ('000)	5,439	4,457	2,402
Head grade	gram per ton	2.02	2.11	2.34
Strip ratio	waste: ore	1.8	3.1	2.3

Total
Tons milled	tons ('000)	5,236	4,877	1,951
Yield	gram per ton	1.8	1.9	2.3

Gold produced	kilogram	9,589	9,305	4,397
	ounces ('000)	308	299	141

Total cash costs	US$ per ounce	222	243	200

Net attributable earnings	Rand million	170.4	91.8	64.3
	US$ million	24.7	10.2	6.3

Capital expenditure — net	Rand million	21.9	14.4	5.5
	US$ million	3.2	1.6	0.5

(1)
Results for the five months ended June 30, 2002

        Damang delivered an exceptional performance during fiscal 2004, both from a mining and a processing point of view. As expected, the mine began to experience a decline in head grades with the maturity of the high grade Damang hydrothermal pit. However, ongoing optimisation of the mill feed blend and plant set up allowed for the treatment of almost 5% more tonnage in fiscal 2004 than in fiscal 2003, resulting in an increase in gold production to 308,000 ounces from 299,000 ounces. The optimisation of the Damang mill involved careful blending of hard and soft ores to maximise use of the milling circuit, which remains the constraint in this plant. The leaching circuit's agitation system was upgraded to allow treatment of ores with a range of viscosities. Mining operations were similarly modified to optimise the plant feed blend by advancing mining in the low grade but soft Kwesi and Lima conglomerate pits, which displaced ore from the low grade stockpiles.

        Total cash costs reduced to US$222 per ounce as a result of increased processing volumes, reduced strip ratio, and excellent cost control, particularly from the application of innovative productivity and cost saving ideas with the mining contractor. As a result, Damang was one of the major attributable earners in respect of the Acquired Companies at US$25 million, and free cash generation of US$43 million. This acquisition has shown a payback on the purchase price of approximately 18 months. Capital expenditure for the year was US$3.2 million, with the exploration program adding approximately US$2 million to this total.

        Following the acquisition of this mine in January 2002, an exploration program was started to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralization across the Damang lease area. Following completion of the bulk of the drilling by the middle of fiscal 2003, a full time evaluation project, the Damang Extension Project ("DEP"), was launched to turn this exploration to account. This work has successfully brought additional mineral resources and reserves to account from the conglomerate Tomento North and Tomento East ore bodies, and from the hydrothermal Amoanda and Rex prospects. The DEP has also identified an opportunity to undertake a cutback of the main Damang pit, the drilling of which began by end of fiscal 2004. This cutback has the potential to add more than a year to the life of Damang. Alternatives are being explored to develop underground mines both below the Damang pit, and also adjacent to the old Abosso underground mine, located at the southern end of the lease area.

  Outlook for fiscal 2005

        The greatest challenge for Damang in fiscal 2005 is to alleviate the expected shortage of high grade ores. This shortage has been expected and is anticipated to lead to a 20% decline in gold production in fiscal 2005. At this stage, the Amoanda and Tomento deposits are expected to be brought to production in the second half of 2005, to offset such decline in gold production.

        Against this background, the mine will continue to optimise cost structures and, more importantly, seek additional volumes through the process plant, which remains the variable that is most under the control of management.

        Capital expenditure for fiscal 2005 is currently planned at US$6 million, US$4 million of which is the cost of bringing the Tomento deposit to production, with the balance going to the cost of mill maintenance and brown-fields exploration.

  St. Ives

        Gold Fields' interest in the St. Ives mine is held through its wholly-owned Australian subsidiary, St. Ives Gold Mining Company Pty Limited.

  Operational performance

        The following table sets forth the operational performance at the St. Ives mine for the periods indicated.

		Fiscal	2004	2003	2002(1)

Open pit
Waste mined		tons ('000)	11,693	21,040	22,768
Ore mined		tons ('000)	4,000	4,607	1,753
Head grade		gram per ton	2.22	2.91	3.82
Strip ratio		waste: ore	5.26	4.94	6.67

Underground
Ore mined		tons ('000)	1,618	541	310
Head grade		gram per ton	5.34	8.28	9.29

Total
Tons processed	Milled	tons ('000)	4,318	3,344	2,035
	Heap Leach	tons ('000)	2,426	2,142	1,363
	Total	tons ('000)	6,744	5,486	3,398

Yield	Milled	gram per ton	3.6	4.3	4.7
	Heap Leach	gram per ton	0.5	0.7	0.7
	Combined	gram per ton	2.5	2.9	3.1

Gold produced	Milled	kilogram	15,570	14,481	9,649
	Heap Leach	kilogram	1,307	1,485	953
	Total	kilogram	16,877	15,966	10,602
	Total	ounces ('000)	543	513	341

Total cash costs		AU$ per ounce	416	323	302
		US$ per ounce	297	188	160

Net earnings — Total Australia(2)		Rand million	304.7	567.6	556.4
		US$ million	44.2	62.5	54.5

Capital expenditure — net		Rand million	679.5	464.5	231.3
		US$ million	98.5	51.2	20.9

(1)
Results for the seven months ended June 30, 2002.
(2)
As a significant portion of the acquisition price was allocated to tenements of St. Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then offset losses from one company to another, it is not meaningful to split the income statement to operating profit.

        Fiscal 2004 was expected to be particularly difficult at St. Ives as it was a period of significant investment in developing new sources of mill feed from both open pit and underground positions. Exploration results have been encouraging, but there have been some operational challenges, complicated by geological complexity at the new underground and open pit mines.

        In fiscal 2004, gold production was 543,000 ounces, against 513,000 ounces in fiscal 2003, with toll milling by a third party contributing 104,000 ounces for the year. Total cash costs at US$297 per ounce (AU$416 per ounce) were higher than fiscal 2003, largely as a result of the high unit cost structures during the commissioning of the new underground mines, the higher unit cost of toll milling and the decline in grades, and thus margins, from the Junction mine.

        The most significant features of the year were the expected decline of the Junction mine, previously St. Ives' biggest contributor, and the planned commissioning of the new underground mines at Argo, Sirius and East Repulse. This strategy had been initiated following significant difficulties at Junction in fiscal 2002 and fiscal 2003 relating primarily to seismic activity and the maturity of that operation. The ramp-up of Sirius occurred early in the year and operations have been a great success, with the mechanisation and high efficiency systems exceeding expectation. Although progress on the other two underground mines was slow in the first half of fiscal 2004, by the second half, the Argo mine had reached targeted stopping tonnages, while East Repulse began its production ramp-up. The success in the development of the new mines at St. Ives is reflected in the twofold growth in mining volumes from underground mines.

        Total open pit volumes mined were stable year-on-year. This reflects a reduction in ore mining volumes in line with the planned build-up in underground mining and an increase in open pit stripping ratios, in both the Agamemnon pit and the new Mars pit. Unit cost performance remained good in this area. Towards the end of the December 2003 quarter, and into much of the March 2004 quarter, St. Ives experienced substantial mine to mill grade reconciliation problems. This was eventually traced to failure of the grade control systems in the open pits. Once identified, these problems were rectified, and in the final month of the March 2004 quarter, reconciliations exceeded expected levels.

        The St. Ives mill and heap leach pads each performed well throughout the year, treating 3.1 million tons and 2.4 million tons, respectively. Early in fiscal 2004, recognising the scale of the production challenges at St. Ives, a substantial toll treatment program was initiated using two other mills in the area, to shore up cash flows. This program treated 1.2 million tons of ore. This has been generally successful although it was complicated by the grade problems referred to above. Total volumes treated by and on behalf of St. Ives amounted to 6.7 million tons, slightly ahead of the total volume of ore mined, with the balance of ore being sourced from existing low grade stockpiles.

        During fiscal 2004, AU$31 million was spent on exploration at St. Ives. Drilling efforts focused on the extension of known deposits and the opening of new areas on the mine lease area. Year-end reserves at St. Ives reached 3.1 million ounces, reflecting the discovery of 2 million ounces over the last two years at a cost of AU$30 per ounce for this period.

        During December 2003, the construction of a new 4.5 million tons per annum milling facility at St. Ives was approved at an estimated cost of AU$125 million. This new plant will replace the existing 3.1 million tons per annum mill that is old, inflexible and expensive to operate. The decision to proceed is the culmination of a strategy to simplify and optimise the operations at St. Ives, and to reduce unit costs and thus open the large mineral resource base.

        Gross capital expenditure for the year was US$109 million (AU$153 million), primarily reflecting acceleration of the new mill construction project, costs relating to the development of the new underground mines and stripping of the new Mars open pit.

  Outlook for fiscal 2005

        Gold production for fiscal 2005 will increase by approximately 10% because of planned higher tonnage throughput at the new 4.5 million tons per annum mill, recognising that volumes in fiscal 2004 were supported by the 1 million ton toll treatment program. Total cash costs should decline incrementally in the first half of fiscal 2005 as the new underground mines reach steady state production levels and cost structures normalise. With the benefits of the lower unit costs of the new mill expected into the second half of fiscal 2005, total cash costs should be within the target of less than AU$350 per ounce in that period.

        Apart from direct treatment cost reductions, the new mill complex has the advantage of being better sited relative to the open pits and underground mines and this will realise haulage and ore re-handling cost savings once commissioned. A range of optimisation initiatives was introduced during fiscal 2004, both related and unrelated to the simplification that the new mill will offer the site, and these will continue into fiscal 2005. Particular focus remains on simplifying underground mining systems and structures by leveraging maximum cost synergy between the three underground complexes, whilst reducing the overlap between Gold Fields staff and resources and those of the underground mining contractor. In addition, there are specific initiatives focused on optimising open pit mining costs and reducing overhead and support services costs. Planning and control systems are being upgraded to ensure efficiency and suitability for the complexity of the St. Ives operation.

        Capital expenditure is planned at AU$112 million for fiscal 2005, with completion of the new mill making up AU$41 million of this. Exploration is planned at approximately AU$25 million, leaving sustaining development capital at AU$46 million, largely for underground development and pit stripping.

  Agnew

        Gold Fields' interest in the Agnew mine is held through its wholly-owned Australian subsidiary, Agnew Gold Mining Company Pty Limited.

  Operational performance

        The following table sets forth the operational performance at the Agnew mine for the periods indicated.

	Fiscal	2004	2003	2002(1)

Open pit
Waste mined	tons ('000)	—	3,937	8,981
Ore mined	tons ('000)	20	1,627	818
Head grade	gram per ton	2.92	2.03	2.18
Strip ratio	waste: ore	—	2.42	10.98

Underground
Ore mined	tons ('000)	431	253	175
Head grade	gram per ton	12.81	9.94	7.45

Total
Tons processed	tons ('000)	1,179	1,268	682
Yield	gram per ton	5.3	3.5	3.8

Gold produced	kilogram	6,267	4,466	2,569
	ounces ('000)	202	144	83

Total cash costs	US$ per ounce	226	255	232
	AU$ per ounce	317	437	434

Net earnings — Total Australia(2)	Rand million	304.7	567.6	556.4
	US$ million	44.2	62.5	54.5

Capital expenditure — net	Rand million	120.8	164.9	122.0
	US$ million	17.5	18.2	11.0

(1)
Results for the seven months ended June 30, 2002
(2)
As a significant portion of the acquisition price was allocated to tenements of St. Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then offset losses from one company to another, it is not meaningful to split the income statement to operating profit.

        Gold production, at 202,000 ounces in fiscal 2004, was 40% above that achieved in fiscal 2003, while total cash costs of US$226 per ounce (AU$317 per ounce) in fiscal 2004 were down from the US$255 per ounce (AU$437 per ounce) in fiscal 2003. As a result, Agnew made a significant contribution to the Acquired Companies' financial results.

        The most significant production and financial contribution came from the relatively new Kim underground mine (contained within the Waroonga underground complex), which reached full production during the year. Mining operations produced 214,000 tons of underground ores at 17.5 grams per ton, with ore grade generally about 10% above expectation, while the ore zones have generally been more continuous than original drilling had predicted. During fiscal 2004, the mining method at Kim was evolved to reduce pillar sizes with the introduction of cemented aggregate backfill, which has increased extraction of the ore body. Depletion of the Crusader/Deliverer underground complex was expected early in fiscal 2004, but positive exploration results in the upper end of the Deliverer lode resulted in continued mining activity throughout the entire fiscal year, producing 217,000 tons at 8.2 grams per ton. The success of these two mines reflects the tenacity and innovation of the Agnew team.

        The total volumes treated through the Agnew mill in fiscal 2004, at 1.18 million tons, were slightly lower than in fiscal 2003, demonstrating a conscious decision to reduce mill feed rates to increase overall gold recovery. The balance of ore fed to the mill was sourced from the low grade stockpile produced during the open pit mining program undertaken in fiscal 2002 and fiscal 2003.

        Following a change in exploration strategy late in fiscal 2003, this program has now opened up significant long-term alternatives for Agnew. The most significant development was the proving of the Songvang open pit, which was approved for development late in fiscal 2004. It is expected to be brought into production by December 2004. This open pit will produce a base load of medium grade ores that, along with the high grade ores from the Waroonga underground complex, provide this mine an assured three to four year life, before alternative ore sources are needed. Beyond this, innovative exploration around the Redeemer, Waroonga and Crusader complexes has turned up ore grade intersections which in all cases are worthy of follow up. Exploration on Agnew's regional tenements, the subject of a joint venture with Breakaway Resources Ltd., has also brought the Vivien mine close to a final feasibility study.

  Outlook for fiscal 2005

        Gold production should remain close to current levels in fiscal 2005 with total cash costs similar to levels seen in fiscal 2004, thereby maintaining Agnew's status as one of the highest margin mines. In fiscal 2005, much will depend on continued good performance from the Kim underground mine, while the Crusader/Deliverer underground complex is due for closure early in fiscal 2005.

        Stripping of the new Songvang open pit will start in early fiscal 2005 and the build-up of mill feed will take place during the second half of 2005. Capital expenditure is planned at approximately AU$40 million, including the stripping of the new Songvang pit (AU$20 million), continued underground development on the Kim lode (AU$10 million), and exploration (AU$7 million). Exploration will continue to target resource and reserve expansion and the development of new mining complexes.

  Developing mines

  Arctic Platinum

        The Arctic Platinum Project, located in Finland, continues to advance steadily towards the completion of a definitive feasibility study. In September 2003, Gold Fields acquired the outstanding 49% of the Arctic Platinum Project from Outokumpu Oy for an aggregate consideration of US$31 million made up of cash and shares. In July 2004, the Arctic Platinum Project vehicle was converted from a partnership to a limited liability company, namely, Gold Fields Arctic Platinum Oy, which is a 100% owned subsidiary of Gold Fields.

        Project development during the year focused on the Suhanko Open Pit project, drilling with particular emphasis on trial mining, pilot plant test work and infill drilling. Also during the year, the environmental permit application for the Suhanko Project was submitted to the Northern Finland Environmental Permit Authority in Oulu.

        A total of approximately 5,500 tons of ore was mined from trial open pits at Konttijarvi and Ahmavaara and transported to the pilot plant facility in the town of Outokumpu in southern Finland. The pilot plant produced flotation concentrates for smelting and refining tests. Samples of these concentrates have been shipped to potential customers.

        Infill drilling programs were successfully completed at Suhanko to upgrade 34 million tons of inferred mineral resource to the indicated and measured status. Total drilling at Suhanko, including all grade control and blast hole drilling at the trial pits, amounted to 33,000 metres, of which 31,000 metres was diamond drilling. Measured and indicated resources at Suhanko now stand at 86.6 million tons containing 5.73 million ounces at an average grade of 2.06 grams per ton 2PGE+Au. This includes 210,000 tons of copper and 80,000 tons of nickel. Compared to fiscal 2003, this represents a 66% tonnage increase and a 52% increase in contained 2PGE+Au ounces in the measured and indicated mineral resource categories.

        Additional close spaced drilling along with extensive mapping of the orezones in the trial pits has led to a significant improvement in Gold Fields' understanding of the grade distributions in the Suhanko deposits. In particular, detailed mapping has helped to identify high grade and generally near vertical structures that carry significantly higher grade than seen in the diamond drilling to date. These structures were previously poorly captured by diamond drilling, which was oriented near perpendicular to the stratigraphy of the ore body but sub-parallel to these structures. The impact of these structures on overall grades within the deposits is still being investigated through the remainder of the feasibility study.

        Total measured and indicated mineral resources at the Arctic Platinum Project, including the SK Reef, stand at 92.6 million tons containing 6.43 million ounces at a grade of 2.16 grams per ton 2PGE+Au and total inferred mineral resources at the Arctic Platinum Project, including the SK Reef, stand at 75.7 million tons containing 6.17 million ounces at a grade of 2.54 grams per ton 2PGE+Au.

        Definition drilling has commenced targeting a potential 30 to 50 million ton mineral resource in the Suhanko Extension area. This area is located less than five kilometres to the east of the Suhanko Project, and is amenable to open pit mining. This work is expected to be completed during fiscal 2005.

        Apart from the in-situ ore grades, the next most important viability driver remains the selection of an appropriate downstream treatment route for the concentrate. Through the latter part of fiscal 2004, discussions were held with a number of smelters around the world regarding toll and custom treatment of the concentrates. At year-end, significant interest had been shown by a number of companies, but discussion of actual treatment terms was at an early stage.

        The target completion of the feasibility study of the Suhanko Project is still scheduled for the end of December 2004, and permitting completion for the second half of fiscal 2005. Securing suitable treatment terms from one or more smelters remains the single biggest challenge to proving the Suhanko Project and, apart from the completion of engineering and other feasibility study aspects, will be the focus of attention.

  Cerro Corona

        Gold Fields, through its subsidiary, Gold Fields Corona BVI Limited, signed a definitive share purchase agreement to acquire 92% of the voting shares of Sociedad Minera La Cima S.A. from various members of the Gubbins family in December 2003. The common shareholders own 87.73% of Sociedad Minera La Cima S.A., giving Gold Fields an effective 80.7% economic interest. Sociedad Minera La Cima S.A. owns the Cerro Corona Project and other mineral properties in Cajamarca, Peru. Closing of the agreement is conditional upon the completion of the acquisition of required surface rights, approval of the Environmental Impact Study (EIS) and the issue of construction permits.

        Based on a definitive feasibility study completed by GRD Minproc Limited in 2001 and revised by Gold Fields in March 2004, it is believed that the project has the capacity to produce 150,000 ounces of gold and 62 million pounds of copper per year (350,000 ounces of gold-equivalent), with total operating costs of US$185 per ounce of gold equivalent (using a gold price of US$390 per ounce and a copper price of US$1.27 per pound).

        The deposit, which lies within the Hualgayoc Mining District to the north of the Yanacocha mine in the Cajamarca Department of northern Peru, is well studied and has robust economics. Previous feasibility studies of the deposit exploited a larger mineral resource base indicating potential for expansion over the most recent definitive feasibility study. The district is prospective for discovery of gold and gold-copper deposits and will be the subject of further exploration by Gold Fields.

  Review of Financial Results

  Revenue

        Revenue decreased by Rand 214 million, or 5%, from Rand 4,516 million in fiscal 2003 to Rand 4,302 million in fiscal 2004. The decrease in revenue was due to converting revenue at a stronger Rand/US$ exchange rate and Rand/AU$ dollar exchange rate. The US$ gold price increased 14% from an average of US$333 per ounce in fiscal 2003 to US$389 per ounce in 2004. Although Damang and Tarkwa received full benefit from the increase in the US$ gold price, the strengthening of the AU$/US$ exchange rate offset the increase in the US$ gold price at St. Ives and Agnew. The Rand/US$ exchange rate strengthened 24% from Rand 9.07/US$ to 6.90/US$, and the Rand/AU$ exchange rate strengthened 7% from Rand 5.29/AU$ to 4.92/AU$.

        Gold production increased 7% from 1,496,000 ounces to 1,602,400 ounces. Production at Tarkwa increased 2%, at Damang, 3%, at St. Ives, 6% and at Agnew, a spectacular 40%.

  Cost of sales

Analysis of cost of sales	2004 Rand million	2003 Rand million	2002 Rand million

Total cash costs	2,771	2,818	2,060
Add: General and administration	109	119	83
Rehabilitation	5	5	20
Gold inventory — cash portion	(39)	21	53
Royalties	(118)	(128)	(93)

Operating costs	2,728	2,835	2,123
Add: Gold inventory change	47	(32)	(40)
Amortisation and depreciation	574	719	446

Cost of sales	3,349	3,522	2,529

        Cost of sales decreased 5% to Rand 3,349 million in fiscal 2004 from Rand 3,522 million in fiscal 2003. The reason for the decrease is discussed below.

  Operating costs

        The following table sets out, for each operation and in total, total gold production, total cash costs and total production costs for the fiscal years ended June 30, 2004, 2003 and 2002.

	Year Ended June 30, 2004					Year Ended June 30, 2003					Year Ended June 30, 2002
	Gold produc- tion	Total cash costs	Total produc- tion costs	Total cash costs	Total produc- tion costs	Gold produc- tion	Total cash costs	Total produc- tion costs	Total cash costs	Total produc- tion costs	Gold produc- tion	Total cash costs	Total produc- tion costs	Total cash costs	Total produc- tion costs
	000 oz	US$/oz	US$/oz	Rand/kg	Rand/kg	000 oz	US$/oz	US$/oz	Rand/kg	Rand/kg	000 oz	US$/oz	US$/oz	Rand/kg	Rand/kg
Ghana
Tarkwa(1)	550.0	230	257	51,032	56,936	539.9	194	223	56,700	65,138	544.0	171	195	55,242	63,245
Damang(2)	308.3	222	249	49,265	55,261	299.2	243	267	70,736	77,765	141.4	200	223	70,370	78,490
Australia(3)			361		80,016			287		83,634			239		85,134
St. Ives	542.6	297		65,865		513.3	188		54,873		340.9	160		57,074
Agnew	201.5	226		50,215		143.6	255		74,317		82.6	232		82,016

Total(4)(5)	1,602.4					1,496.0					1,108.9

Weighted average		251	304	55,612	67,331		208	260	60,571	75,785		176	215	59,729	73,549

Notes:

(1)
In fiscal 2004, 2003 and 2002, 391,100 ounces, 383,900 and 386,800 ounces were attributable to Gold Fields, respectively.
(2)
In fiscal 2004, 2003 and 2002, 219,200 ounces, 212,700 and 100,500 ounces were attributable to Gold Fields, respectively.
(3)
Total production costs for the Australian operations are not split between the two operations.
(4)
Total cash costs and total production costs are calculated in accordance with the Gold Institute industry standard.
(5)
The total may not reflect the sum of the lines due to rounding.

        The weighted average total cash cost per ounce (oz) increased by US$43 per ounce, or 21%, from US$208 per ounce in fiscal 2003 to US$251 per ounce in fiscal 2004. The principal reasons for the increase are the stronger Rand/US$ exchange rate, normal inflationary increases and costs associated with additional mining volumes, mainly at Tarkwa where the stripping ratio was increased to improve flexibility. At St. Ives, underground production volumes increased threefold at Leviathan/Sirius and Argo, which are considerably higher unit cost operations because of their lower grades than is Junction, the predominant underground mine in fiscal 2003.

        Operating costs decreased 4% from Rand 2,835 million to Rand 2,728 million, due to translating costs at the Ghanaian operations at a 24% stronger Rand, from an average of Rand 9.07/US$ to Rand 6.90/US$

year-on-year, and due to translating costs at the Australian operations from an average of Rand 5.29/AU$ to Rand 4.92/AU$, offset by normal inflationary increases and costs associated with additional mining volumes.

  General and administration (G&A) costs

        General and administration costs decreased by Rand 10 million from Rand 119 million in fiscal 2003 to Rand 109 million in fiscal 2004. This decrease was due to converting management fees paid at the Ghanaian operations at the stronger Rand.

  Amortisation and depreciation

        Amortisation and depreciation decreased 20% from Rand 719 million in fiscal 2003 to Rand 574 million in fiscal 2004 because of the stronger Rand. In the respective local currencies, amortisation and depreciation charges were similar to those of the previous year.

  Operating profit

        Because of the foregoing, operating profit decreased to Rand 953 million in fiscal 2004 from Rand 995 million in fiscal 2003.

  Investment income

        Income from investments increased from Rand 10 million in fiscal 2003 to Rand 29 million in fiscal 2004. The increase is mainly due to higher interest earned on cash proceeds from the US capital raising in the second quarter of fiscal 2004.

  Finance income — net

        Net finance income decreased 63% to Rand 12 million in fiscal 2004 from Rand 32 million in fiscal 2003. The Rand 12 million is comprised of Rand 3 million in respect of interest paid and Rand 3 million in respect of environmental rehabilitation interest charge offset by net gains on foreign debt, net of cash of Rand 18 million.

        Interest paid on the syndicated credit facility in Australia, related to the purchase of the St. Ives and Agnew operations, was Rand 2 million in fiscal 2004 compared to Rand 34 million in fiscal 2003. The main reason for this reduction was that the facility was settled on January 31, 2004. Interest paid on the two-year term loan facility in Ghana, related to the purchase of Abosso, was Rand 1 million compared to Rand 6 million in fiscal 2003, due to the loan being fully repaid on December 31, 2003.

        The net gains on foreign debt net of cash for fiscal 2004 were Rand 18 million (Rand 7 million realised loss and Rand 25 million unrealised gain) compared to Rand 81 million in fiscal 2003 (Rand 105 million realised gain and Rand 24 million unrealised loss). In addition, a Rand 25 million exchange gain was made on offshore funds held in euros. These funds related to the proceeds from the US capital raising, which were invested in euro denominated bank accounts. This was partially offset by a loss of Rand 7 million on foreign debt relating to the syndicated credit facility in Australia compared to a gain of Rand 81 million in fiscal 2003. The reason for this movement is due to the strengthening of the Australian dollar relative to the US dollar.

  Financial instruments

        During fiscal 2002, two currency financial instruments were established, as follows:

  US dollar/Australian dollar financial instruments — St. Ives and Agnew

        In conjunction with the acquisition of St. Ives and Agnew, a hedging strategy was implemented to protect the cash flows of these operations against an appreciation of the Australian dollar, as a significant portion of the purchase price was financed with debt allied with the high degree of sensitivity of the cash flows to changes in the US$/AU$ exchange rate. In addition, it was a requirement of the lenders that a hedging strategy in relation to changes in the Australian dollar be established and maintained. Accordingly, Gold Fields entered into various currency financial instruments covering a total of US$500 million over a five-year period to December 2006.

        The instruments consisted of the following:

  •
  A series of forward sales contracts covering an aggregate amount of US$250 million. The contracts required Gold Fields Australia Pty Ltd. to sell US$12.5 million in US dollars for Australian dollars in quarterly instalments commencing in the quarter ended March 31, 2002 and ending in the quarter ended December 31, 2006. The average forward exchange rate was US$0.4934/AU$.

  •
  US$250 million of zero cost collars in quarterly amounts of US$12.5 million commencing in the quarter ended March 31, 2002 and ending in the quarter ended December 31, 2006. The average downside protection level in each quarter was US$0.5191/AU$, with average upside participation down to US$0.4289/AU$. However, should the exchange rate at any time in any quarter be below the average rate of US$0.4289, the rate achieved for that quarter will be on average AU$0.5040.

        The risks associated with financial instruments are discussed in note 30 to the aggregated historical financial statements. A sensitivity analysis of the financial instruments to changes in foreign exchange rates and interest rates is included below (see "Liquidity and Capital Resources — Financial Instruments" below).

        At the beginning of the fiscal 2004, US$300 million of these financial instruments remained, split between US$175 million forward sales and US$125 million zero cost collars. On January 7, 2004, Gold Fields Australia Pty Ltd. closed out the remaining AU$/US$ currency financial instruments of US$275 million. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/AU$. These transactions locked in gross profit amounting to US$116 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.

        In addition, in order that the Acquired Companies are able to participate in any future Australian dollar appreciation, a strip of quarterly maturing AU$/US$ call options were purchased in respect of an amount of US$275 million, of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8 million. The payment of the premium is scheduled to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/AU$.

        Subsequent to this, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The value of the future cash flows at that date, net of the premium above, was US$107 million, or AU$140 million, prior to fixing based on 0.7670 US$/AU$, the rate at the time of the original transaction. The value fixed in Australian dollar amounts to AU$147 million, based on a spot rate of 0.7158 US$/AU$, the average rate achieved on fixing in May 2004.

  Unrealised gain on financial instruments

        The Rand 276 million unrealised gain on financial instruments in fiscal 2004 relates to the US$/AU$ financial instruments. The unrealised gain in fiscal 2003 was Rand 333 million. During fiscal 2004, US$275 million of currency financial instruments were closed out at an average US$/AU$ spot rate of 0.7670 compared to outstanding currency financial instruments of US$300 million at June 30, 2003 at 0.6622 and US$475 million at June 30, 2002 at 0.5771.

  Realised gain on financial instruments

        The realised gain on financial instruments in fiscal 2004 was Rand 31 million compared to a gain of Rand 136 million in fiscal 2003. The Rand 31 million realised gain relates to the US$/AU$ financial instruments. During fiscal 2004, US$25 million of the financial instruments were closed out compared to US$125 million closed out in fiscal 2003.

  Exploration expense

        Exploration expense, at Rand 246 million in fiscal 2004, was 47% higher than the Rand 167 million in fiscal 2003. The increase is due to an adjustment to exploration costs in respect of 2003 and 2002 of Rand 56 million. These costs were incorrectly expensed in the books of the GF Guernsey group, a related group of companies in the Gold Fields Group. Adjusting for theses costs, exploration costs decreased marginally by 3% to

Rand 191 million in fiscal 2004 from Rand 197 million in fiscal 2003. The bulk of the expenditure in fiscal 2004 and 2003 was incurred on a diversified pipeline of early stage projects in Africa, Australia, Bulgaria, China and South and Central America. Subject to continued exploration success and ability to finance, expenditure in fiscal 2005 is expected to range between US$30 million and US$40 million per annum.

  Other income/(expense)

        Other income/(expense) increased from Rand 3 million expense in fiscal 2003 to an income of Rand 10 million in fiscal 2004. The main reason for the increase is that during fiscal 2004, free shares valued at Rand 11 million were received from "farm-in" exploration projects, which were previously expensed.

  Profit on the sale of investments

        During fiscal 2004, certain long-term investments were liquidated to fund foreign debt repayments. Profits on the sale of these investments in fiscal 2004 amounted to Rand 22 million, compared to Rand 466 million in fiscal 2003. The major contributing sales in fiscal 2004 included the following:

  •
  Rand 14 million profit from the sale of 0.9 million shares in Chesapeake Gold Corporation; and

  •
  Rand 7 million from the sale of 0.1 million share in Glamis Gold Limited.

        The major contributing sales in fiscal 2003 included the following:

  •
  Rand 345 million from the sale of all 30.5 million shares in Eldorado Gold Corporation;

  •
  Rand 119 million from the sale of 1.5 million shares in Glamis Gold Limited; and

  •
  Rand 2 million from the sale of 73,000 shares in Chesapeake Gold Corporation.

  Mining and income tax

        The table below indicates the effective tax rate for fiscal 2004, 2003 and 2002.

	Year ended June 30
	2004	2003	2002
Income and mining tax
Effective tax expense rate	37.1%	27.0%	33.3%

        The effective tax expense rates of 37.1% in fiscal 2004 and 27.0% in fiscal 2003 differed from the maximum statutory tax rate of 32.5% (2003: 32.5%) due to a Rand 24 million reduction on non-taxable and non-deductible income (2003: Rand 188 million), mainly the realised gain on the foreign debt and exploration expenditure, the rate adjustment of Rand 59 million (2003: 10 million) for lower statutory tax rates of offshore and Australian companies, and the utilisation of Rand nil (2003: Rand 47 million) of assessed losses not previously recognised. This was partly offset by Rand 137 million (2003: Rand 146 million) in charges relating to taxes and royalties in Ghana and Australia. The maximum statutory tax rate utilised for these purposes was the highest (Ghana) of the maximum marginal tax rates for the applicable operating jurisdictions.

  Minority shareholders' interest

        Minority shareholders' interest represented attributable earnings of Rand 156 million in fiscal 2004 compared to earnings of Rand 128 million in fiscal 2003. These amounts reflect the portion of the net income of Tarkwa and Damang to its minority shareholders, which is currently 28.9%.

  Liquidity and Capital Resources

  Operating activities

        Net cash flow from operating activities was Rand 1,408 million in fiscal 2004, compared to Rand 1,230 million in fiscal 2003. The increase of Rand 178 million was mainly as a result of the fact that no dividends were paid in fiscal 2004 compared to Rand 179 million paid out in fiscal 2003.

  Investing activities

        Net cash utilised in investing activities was Rand 2,213 million in fiscal 2004, compared to Rand 445 million in fiscal 2003. The increase of Rand 1,768 million was due to several factors. Capital expenditure increased from Rand 918 million in fiscal 2003 to Rand 1,916 million in fiscal 2004 mainly due to the growth projects at Tarkwa in Ghana and St. Ives in Australia. At Tarkwa, Rand 382 million was spent on the conversion to owner mining and Rand 523 million was spent on the new mill. At St. Ives, Rand 316 million was spent on the new mill. The increased capital expenditure was partly offset by proceeds of Rand 71 million from the sale of mineral rights in Australia.

        Purchased investments increased from Rand 60 million in fiscal 2003 to Rand 400 million in fiscal 2004. During fiscal 2004, significant additions included the following:

  •
  Rand 88 million invested in Bolivar Gold Corporation;

  •
  Rand 53 million in Zijin Mining Group Company Limited;

  •
  Rand 20 million in CMQ Resources Inc.;

  •
  Rand 18 million in Medoro Resources;

  •
  Rand 10 million in Cluff Mining;

  •
  Rand 13 million in Radius Explorations Limited.; and

  •
  Rand 180 million as part payment for the buyout of the minority shareholders of the Arctic Platinum Project.

        Proceeds on disposal of investments decreased from Rand 531 million in fiscal 2003 to Rand 42 million in fiscal 2004. During fiscal 2004, Rand 42 million was realised from the sale of listed investments. The major sales included the following:

  •
  Rand 14 million from the sale of shares in Chesapeake Gold Corporation;

  •
  Rand 16 million from the sale of shares in Anglo Australian Resources; and

  •
  Rand 9 million from the sale of shares in Glamis Gold Limited.

        In fiscal 2003, the major sales included the following:

  •
  Rand 384 million from the sale of shares in Eldorado Gold Corporation;

  •
  Rand 145 million from the sale of shares in Glamis Gold Limited; and

  •
  Rand 2 million from the sale of shares in Chesapeake Gold Corporation.

  Financing activities

        Net cash generated by financing activities was Rand 2,514 million in fiscal 2004, compared to net cash utilised of Rand 798 million in fiscal 2003. The Rand 2,169 million in fiscal 2004 from shares issued was due primarily to Rand 1,511 million as a result of the international private placement of shares in the holding company, Gold Fields. The proceeds from this placement were re-invested into the Acquired Companies. The balance of Rand 658 million relates to shares issued to Gold Fields. The shares issued to Gold Fields in fiscal 2003 were worth Rand 486 million.

        Total loans repaid in fiscal 2004 amounted to Rand 209 million. Loan repayments relate to US$29 million for the settlement of the Australian loan used to finance the acquisition of the St. Ives and Agnew mines in Australia. Inter-company loans received amounted to Rand 492 million compared to Rand 280 million paid in fiscal 2003. The loans received in fiscal 2004 relate mainly to money received from Gold Fields to fund the Tarkwa mine expansion projects. Rand 280 million paid in fiscal 2003 relates mainly to Damang repaying its loan to GF Ghana Holdings Limited. This loan relates to the acquisition of the Damang mine in fiscal 2002.

        During fiscal 2004, Rand 62 million was received from minority shareholders to fund the Tarkwa growth projects. In fiscal 2003, Tarkwa and Damang repaid minority shareholders' loans of Rand 83 million.

  Cash and cash equivalents

        Cash generated for fiscal 2004 amounted to Rand 1,709 million, compared to net cash utilised of Rand 13 million in fiscal 2003. Total cash and cash equivalents amounted to Rand 1,970 million at June 30, 2004 compared to Rand 502 million at the end of fiscal 2003. The Acquired Companies believe that they have the ability to generate sufficient amounts of cash and cash equivalents from operations, in both the short and long terms, to maintain planned production levels and to fund growth projects.

        The Acquired Companies' cash flows are expected to be impacted by the US$ spot gold price, production throughput, gold yields, the cost of production and the variations in the foreign exchange rate between the US dollar and the Australian dollar.

  Credit facilities

        On November 26, 2001, the Acquired Companies and certain of their affiliates, including two newly established Australian subsidiaries, entered into a US$250 million syndicated credit facility. Barclays Capital, the investment banking division of Barclays Bank Plc and Citibank, N.A., acted as arrangers of the facility. The credit facility was used to fund the Acquired Companies' acquisition of St. Ives and Agnew from WMC Resources Ltd. with the balance to be used for general corporate purposes. The facility bears interest at LIBOR plus 1.15% per year and is subject to a commitment fee equal to 0.575% per year payable quarterly on all undrawn amounts under the facility.

        The facility consists of a US$160 million term loan facility and a US$90 million revolving credit facility. The revolving credit facility was cancelled as of October 20, 2004. The US$160 million term loan facility was fully settled on January 31, 2004.

        The Acquired Companies have no committed unutilised banking facilities.

  Financial instruments

        The liquidity risks associated with financial instruments are discussed under note 30 to the aggregated historical financial statements.

        The amount owing on the close-out of financial instruments relates to the close-out of the AU$/US$ financial instruments on January 7, 2004. The close-out of the outstanding open positions of US$275 million locked in a gross profit amounting to Rand 729 million, and the underlying cash receipts were deferred to match the maturity dates of the original transactions.

        On May 7, 2004, the future US dollar values were fixed in Australian dollars to take advantage of a weakening in the Australian dollar against the US dollar since the close-out of these financial instruments. The net balance on the original value of the future cash flows was US$107 million (US$115 million less US$8 million premium on the call option), or AU$140 million, at 0.7670 US$/AU$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to AU$147 million, based on a spot rate of

0.7158 US$/AU$. Payments against this settlement are receivable on a quarterly basis with the last payment due on December 29, 2006, as noted below.

Payment value dates	Net future cash flows	Net future cash flows
	(US$'000)	(AU$'000)
June 30, 2004	6,155	8,635
September 30, 2004	10,950	15,519
December 31, 2004	10,540	15,074
March 31, 2005	10,195	14,694
June 30, 2005	9,885	14,345
September 30, 2005	9,560	13,954
December 31, 2005	9,275	13,606
March 31, 2006	9,020	13,292
June 30, 2006	8,720	12,899
September 30, 2006	8,460	12,561
December 31, 2006	8,245	12,281

	101,005	146,860

        A sensitivity analysis of the mark-to-market valuations of the Acquired Companies' foreign currency contracts as of June 30, 2004 is set forth below.

St. Ives and Agnew Australian Dollar Instruments

US$/AU$ exchange rate as of June 30, 2004

Sensitivity to US$/AU$(1) exchange rates	AU$(+10.0%)	AU$(+7.5%)	AU$(+5.0%)	Spot(2)	AU$(-5.0%)	AU$(-7.5%)	AU$(-10.0%)
Mark-to-market
Options ($ million)	9.2	7.0	5.2	2.7	1.3	0.9	0.6

Notes:

(1)
"+" and "-" designate the strengthening and weakening of the Australian dollar against the US dollar.

(2)
Spot rate: $0.6996 = AU$1.00

Weighted average US dollar interest rate as of June 30, 2004

Sensitivity to US dollar interest rates	-1.5%	-1.0%	-0.5%	Spot(1)	+0.5%	+1.0%	+1.5%
Mark-to-market
Options ($ million)	2.1	2.3	2.6	2.7	3.2	3.5	3.9

Note:

(1)
Spot US dollar interest rate: 1.61%.

Weighted average Australian dollar interest rate as of June 30, 2004

Sensitivity to Australian dollar interest rates	-1.5%	-1.0%	-0.5%	Spot(1)	+0.5%	+1.0%	+1.5%
Mark-to-market
Options ($ million)	3.8	3.5	3.2	2.7	2.6	2.4	2.1

Note:

(1)
Spot Australian dollar interest rate: 5.48%.

  Long-term debt

        Long-term debt at June 30, 2004 and 2003 was Rand nil, and Rand 164 million, respectively. During fiscal 2004, the outstanding long-term debt at the beginning of the year was repaid. Loan repayments relate to the settlement of the Australian loan used to finance the acquisition of the St. Ives and Agnew mines in Australia.

  Capital expenditure

        Capital expenditure was Rand 1,916 million in fiscal 2004, compared to Rand 918 million in fiscal 2003. See "Liquidity and Capital Resources — Investing activities" above.

        The Acquired Companies expect to incur approximately Rand 1,337 million in capital expenditure in fiscal 2005, which the Acquired Companies expect to finance from internal sources and, to the extent required, through credit facilities.

  Contractual obligations and commitments at June 30, 2004

Payments due by period	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in Rand million)
Environmental obligations	235.6	9.7	19.4	19.4	187.1

Total contractual cash obligations	235.6	9.7	19.4	19.4	187.1

        The environmental provision represents the present value of closure, rehabilitation and other environmental obligations incurred up to June 30, 2004. The provision is updated annually to take account of inflation, the time value of money and any new environmental obligations identified. The discount rate applied in fiscal 2004 remained unchanged from the 2003 fiscal year at 5.5% for Ghana and 5% for Australia. The rate of inflation used in fiscal 2004 is 3% in both Ghana and Australia. The environmental liability is revalued annually on a net present value basis, and increases relating to the change in present value and inflationary increases are charged to the income statement.

  Other commercial commitments at June 30, 2004

Payments due by period	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in Rand million)
Guarantees	119.9	—	—	—	119.9
Capital expenditure — contracted	222.3	222.3	—	—	—

Total commercial commitments	342.2	222.3	—	—	119.9

  Guarantees

        The guarantees represent commitments by the Acquired Companies with respect to the environmental rehabilitation obligations at the Ghanaian and Australian operations. Ghanaian mining companies are required by law to rehabilitate land disturbed as a result of their mining operations pursuant to an environmental reclamation plan approved by Ghanaian environmental authorities. The Acquired Companies fund these environmental rehabilitation costs in part by posting a reclamation bond to secure costs of rehabilitation.

        Australian mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. The Acquired Companies guarantee their environmental obligations by providing the Western Australian Government with unconditional bank-guaranteed performance bonds to secure the estimated costs.

  Capital expenditure

        Capital expenditure consists only of amounts committed to external suppliers, mainly for the Tarkwa mill and owner mining projects and the St. Ives mill project.

  Working capital

        Management believes that the Acquired Companies' working capital resources, by way of internal sources and banking facilities are sufficient to fund the Acquired Companies' currently foreseeable future business requirements.

  Risks and Uncertainties

        See "Risk Factors" in the Circular for a discussion of the factors which could have a material adverse effect on the Acquired Companies' business, financial condition or results of operations.

  Transactions with Related Parties

        GFLMS, an affiliate company of the Acquired Companies, has agreements with Rand Refinery Limited ("Rand Refinery") in which Gold Fields, the Acquired Companies' parent company, holds a 33.1% interest. GF Ghana Limited and Abosso have an agreement with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines, which began in March 2002.

        Nicholas J. Holland, who is the Chief Financial Officer and a director of Gold Fields, has been a director of Rand Refinery since July 12, 2000. As a director of GFLMS, which is a wholly-owned subsidiary of Gold Fields, Mr. Holland has declared his interest in the contract between Rand Refinery and GFLMS, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with either of GFLMS or GF Ghana Limited. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMS.

        The Acquired Companies paid Rand Refinery Rand 5 million in fiscal 2004 compared with Rand 3 million in fiscal 2003. Gold Fields believes that the above transaction with the related party has been conducted on terms at least as favourable as the terms that would have been available to Gold Fields from parties which deal with Gold Fields at arm's-length.

        None of the directors or officers of the Acquired Companies, or any associate of such director or officer, is currently, or has at any time during the past three fiscal years been materially indebted to the Acquired Companies.

  Critical Accounting Estimates

  Significant accounting policies

        The Acquired Companies' significant accounting policies are more fully described in the notes to its aggregated historical financial statements. Some of the Acquired Companies' accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to a degree of uncertainty and are based on the Acquired Companies' historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

        Management believes that the following significant accounting policies, among others, affect its more significant judgments and estimates used in the preparation of the Acquired Companies' aggregated historical financial statements and could potentially impact the Acquired Companies' financial results and future financial performance.

  Amortisation of mining assets

        Amortisation charges are calculated using the units of production method and are based on the Acquired Companies' current gold production, as a percentage of total expected gold production, over the lives of the Acquired Companies' mines. The lives of the mines are estimated by the Acquired Companies' geology department using interpretations of mineral reserves, as determined in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves. In addition, the Acquired Companies take cognisance of all internationally recognised codes including Canadian National Instruments. The estimate of the total expected future lives of the Acquired Companies' mines could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining the Acquired Companies' mineral reserves, such as the gold price and foreign currency exchange rates. Any change in management's estimate of the total expected future lives of the Acquired Companies' mines would impact the amortisation charge recorded in the Acquired Companies' aggregated historical financial statements.

  Valuation of long-lived assets

        Management annually reviews the carrying value of the Acquired Companies' long-lived mining assets to determine whether their carrying values, as recorded in the Acquired Companies' aggregated historical financial statements, are appropriate. These reviews are based on projections of anticipated future cash flows to be generated by utilising the long-lived assets. The anticipated pre-tax future cash flows are discounted using a discount rate which is commensurate with the risks involved and is determined by reference to the Gold Fields Group's weighted average cost of capital, as determined by a capital asset pricing model. While management believes that these estimates of future cash flows are reasonable, different assumptions regarding projected gold prices, production costs and foreign currency exchange rates could materially affect the anticipated cash flows to be generated by the long-lived assets, thereby affecting the evaluations of the carrying values of the long-lived assets.

  Stockpiles, Ore on Leach Pads and Inventories

        Costs that are incurred in, or benefit, the production process are accumulated as stockpiles, ore on leach pads and inventories. The Acquired Companies record stockpiles, ore on leach pads and inventories at the lower of average cost or net realisable value ("NRV"), and carrying values are evaluated at least quarterly. NRV represents the estimated future sales price of the product based on prevailing and long-term metal prices, less estimated costs to complete production and bring the product to sale. The primary factors that influence the need to record write-downs of stockpiles, ore on leach pads and inventories include prevailing short-term and long-term metal prices and prevailing costs for production inputs such as labor, fuel and energy, materials and supplies, as well as realised ore grades and actual production levels.

        Stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tons added to, and removed from, the stockpile, the number of contained ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpiles are classified as high, low or marginal material by the Acquired Companies. Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation, depletion and amortisation relating to mining operations. Costs are added to a stockpile based on current mining costs and removed at the average cost per recoverable ounce of gold in the stockpile. Stockpiles are reduced as material is removed and fed to mills or placed on leach pads.

        Ore on leach pads represents ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. The resulting pregnant solution is further processed in a leach plant where the gold is recovered. Costs are added to leach pads based on current mining costs, including applicable depreciation and amortisation relating to mining operations. Costs are removed from the leach pad as ounces are recovered in circuit at the leach plant based on the average cost per recoverable ounce of gold on the leach pad. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage. Ultimate recovery of gold contained on leach pads can vary from approximately 50% to 70% (at the Ghana operation) to 90% (at the Australia operation) of the placed recoverable ounces in the first four months of the leaching process, declining each month thereafter until the leaching process is complete. Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Historically, the Acquired Companies' operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. The ultimate recovery of gold from a leach pad will not be known until the leaching process is terminated.

        In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from mines, stockpiles or leach pads, plus the in-process conversion costs, including applicable depreciation relating to the process facility, incurred to that point in the process.

        Precious metals inventories include gold doré and/or gold bullion. Precious metals that result from the Acquired Companies' mining and processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

        The allocation of costs to stockpiles, ore on leach pads and inventories, and the determination of NRV, involves the use of estimates and assumptions regarding current and future costs, production levels, commodity prices, proven and probable reserve quantities, engineering data and other factors. A high degree of judgment is involved in determining such assumptions and estimates and no assurance can be given that actual results will not differ significantly from the corresponding estimates and assumptions.

  Deferred taxation

        When determining deferred taxation, management makes estimates as to the future recoverability of deferred tax assets. If management determines that it is probable that a deferred tax asset will not be realised, that portion of the deferred tax asset is not recognised. These determinations are based on the projected realisation of tax allowances and tax losses. In the event that these tax assets are not realised, an adjustment is charged to income in the period that the determination was made. Likewise, should management determine that the Acquired Companies would be able to realise tax assets in the future in excess of the recorded amount, an adjustment is recorded as a credit to income in the period that the determination is made.

        In order to assess recoverability of deferred tax assets, management makes significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The ability of the Acquired Companies to realise these deferred tax assets will be impacted by the extent to which future cash flows and taxable income differ significantly from the estimates, and any changes in tax laws and regulations in the jurisdictions in which the Acquired Companies operate.

  Financial derivatives

        The determination of the fair value of financial derivatives, when marked-to-market, takes into account estimates such as interest rates and foreign currency exchange rates under prevailing market conditions, depending on the nature of the financial derivatives. These estimates may differ materially from actual interest rates and foreign currency exchange rates prevailing at the maturity dates of the financial derivatives and, therefore, may materially influence the values assigned to the financial derivatives, which may result in a charge to or an increase in the Acquired Companies' earnings through maturity of the financial derivatives.

  Environmental rehabilitation costs

        The Acquired Companies make provision for environmental rehabilitation costs and related liabilities based on management's interpretations of current environmental and regulatory requirements. In addition, final environmental rehabilitation obligations are estimated based on these interpretations. The Acquired Companies record the fair value of the liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Acquired Companies capitalise the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalised cost is amortised over the useful life of the related asset. Upon settlement of the liability, the Acquired Companies will record a gain or loss if the actual cost incurred is different from the liability recorded.

        The actual costs incurred in future periods relating to the environmental disturbance to date may differ materially from the liability at June 30, 2004. Further, future changes in environmental laws and regulations could increase the extent of the reclamation and remediation work required to be performed by the Acquired Companies in the jurisdictions in which the Acquired Companies operate.

  Changes in Accounting Policies Since Initial Adoption

        The International Accounting Standards Board has issued five new International Financial Reporting Standards ("IFRS"), one new Interpretation of IFRS ("IFRIC") and improvements to existing International Accounting Standards ("IAS") which will be applicable to the Acquired Companies from July 1, 2005. Management is currently evaluating the impact of the new IFRS, IFRIC and improvements to existing IAS on the financial statements of the Acquired Companies.

2.     INDEPENDENT REPORTING ACCOUNTANTS' REPORT

October 29, 2004 The Directors Gold Fields Limited 24 St. Andrews Road Parktown 2193	PricewaterhouseCoopers Inc Reg. no. 1998/012055/21 2 Eglin Road Sunninghill 2157 Private Bag X36 Sunninghill 2157 South Africa Telephone +27 (11) 797 4000 Facsimile +27 (11) 797 5800 www.pwc.com/za

Gentlemen

Report of the independent reporting accountants on the report of aggregated historical financial information of the Acquired Companies

Introduction

On August 11, 2004, IAMGold Corporation ("IAMGold") and Gold Fields Limited ("Gold Fields") announced their intent to combine IAMGold and various assets of Gold Fields located outside the Southern African Development Community ("the Acquired Interests"). The Aquired Interests primarily comprise the shares and claims in a number of Gold Fields Subsidiaries (the "Acquired Companies"). Under the terms of agreement, IAMGold will issue 351,690,218 fully paid and non-assessable common shares to Gold Fields in exchange for the acquisition of the Acquired Interests, subject to certain adjustments (the "Transaction"). Upon completion of the Transaction, Gold Fields will own, directly or indirectly, and current shareholders of IAMGold will own, respectively, approximately 70% and 30% of the fully diluted equity of IAMGold (to be named "Gold Fields International Limited" upon the completion of the Transaction).

As noted below, we conducted our audit in accordance with International Standards on Auditing. Had we conducted our audit in accordance with those standards but reported in accordance with Canadian Generally Accepted Auditing Standards, our opinion on the aggregated historical financial information would not be affected.

Responsibilities

The compilation, contents and presentation of the Report of Aggregated Historical Financial Information of the Acquired Companies are the responsibility of the directors of Gold Fields. Our responsibility is to express an opinion on the aggregated historical financial information included in the Report of Aggregated Historical Financial Information.

Scope

We conducted our audit in accordance with statements of International Standards on Auditing. These standards require that we plan and perform the audit to obtain reasonable assurance that the aggregated historical financial information for the years ended June 30, 2002, 2003 and 2004 are free of material misstatement. Our work included:

  •
  examining, on a test basis, evidence supporting the amounts and disclosures of the above mentioned aggregated historical financial information. The evidence obtained included that previously obtained by us relating to the audit of the financial statements underlying the financial information;

  •
  assessing the accounting principles used and significant estimates made by management; and

  •
  evaluating the overall aggregated historical financial information presentation.

Opinion

In our opinion, the aggregated historical financial information of the Acquired Companies relating to the years ended June 30, 2002, 2003 and 2004 included in the Report of Aggregated Historical Financial Information fairly presents, in all material respects, the financial position of the Acquired Companies at the above mentioned dates, and the results of its operations and cash flows for the periods then ended in accordance with current International Financial Reporting Standards.

Yours faithfully

PRICEWATERHOUSECOOPERS INC
CHARTERED ACCOUNTANTS (SOUTH AFRICA)
REGISTERED ACCOUNTANTS AND AUDITORS
JOHANNESBURG

3.     AGGREGATED HISTORICAL FINANCIAL STATEMENTS OF THE ACQUIRED COMPANIES

Aggregated historical financial information on the Acquired Companies

INTRODUCTION

        On August 11, 2004, Gold Fields and IAMGold announced that they had reached an agreement in terms of which IAMGold will acquire the Acquired Interests, which include the Acquired Companies, subject to conditions precedent.

        The historical information contained in this report relates to the Acquired Companies which will, subject to the agreements, be acquired by IAMGold.

BASIS OF PREPARATION

        The financial information presented in this report has been extracted and compiled from the accounting records of Gold Fields used in the preparation of the audited consolidated annual financial statements of the Gold Fields Group for the three years ended June 30, 2004, 2003 and 2002.

        The financial information has been prepared for the Acquired Companies on the basis that the material assets of the Acquired Companies comprise the Tarkwa mine, the Damang mine, the St. Ives mine, the Agnew mine, the related exploration concerns and the balance of the assets which comprise the Acquired Interests but which were not held historically by the Acquired Companies. The following summarises the accounting and other principles which the directors have applied in preparing the financial information:

  •
  The financial information has been prepared by aggregating amounts included in the financial records of the Acquired Companies for all periods presented.

  •
  Transactions and balances between subsidiary undertakings included within the financial records have been eliminated.

        PricewaterhouseCoopers Inc acted as auditors to Gold Fields for the financial years covered by this report and reported without qualification for these periods.

The Acquired Companies
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

INCOME STATEMENT
for the year ended June 30, 2004

Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004		Notes	2004	2003	2002
337.0	497.9	623.5	Revenue	2	4,301.9	4,516.0	3,433.6
248.1	388.3	485.4	Cost of sales	3	3,349.3	3,521.5	2,528.5

88.9	109.6	138.1	Operating profit		952.6	994.5	905.1
1.1	1.1	4.1	Investment income	4	28.5	10.3	11.7
9.0	3.5	1.7	Finance income — net	5	11.8	31.6	91.4
43.2	36.7	40.1	Unrealised gain on financial instruments		276.4	332.8	439.8
(0.9)	15.0	4.4	Realised gain/(loss) on financial instruments		30.5	135.6	(9.0)
1.0	(0.3)	1.4	Other income/(expense)		9.6	(2.8)	10.3
(4.7)	(18.4)	(35.7)	Exploration expense		(246.1)	(167.3)	(47.5)
—	51.4	3.1	Profit on sale of investments		21.5	466.2	—
0.1	0.7	0.5	Other		3.5	6.7	0.6

137.7	199.3	157.7	Profit before taxation	6	1,088.3	1,807.6	1,402.4
(45.8)	(53.8)	(58.5)	Mining and income taxation	7	(403.7)	(487.7)	(466.5)

91.9	145.5	99.2	Profit after taxation		684.6	1,319.9	935.9
(12.2)	(14.1)	(22.6)	Minority shareholders' interest		(155.7)	(128.0)	(123.8)

79.7	131.4	76.6	Net earnings		528.9	1,191.9	812.1

The accompanying notes form an integral part of these financial statements.

BALANCE SHEET
as at June 30, 2004

Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004		Notes	2004	2003	2002
			ASSETS
522.2	596.3	949.0	Non-current assets		5,979.2	4,644.6	5,410.3

474.1	574.5	818.3	Property, plant and equipment	9	5,155.2	4,475.0	4,912.1
48.1	21.8	60.5	Investments	10	381.4	169.6	498.2
—	—	70.2	Non-current portion of financial instruments	12	442.6	—	—

219.0	254.4	493.3	Current assets		3,108.0	1,982.1	2,268.2

88.5	98.0	98.0	Inventories	13	617.5	763.7	916.7
25.5	20.3	36.4	Accounts receivable	14	229.2	158.4	264.0
—	2.9	9.2	Deferred stripping costs		58.2	22.6	—
43.2	68.8	—	Unrealised gain on financial instruments		—	535.6	447.1
—	—	37.1	Current portion of financial instruments	12	233.5	—	—
61.8	64.4	312.6	Cash and cash equivalents	15	1,969.6	501.8	640.4

741.2	850.7	1,442.3	Total assets		9,087.2	6,626.7	7,678.5

			EQUITY AND LIABILITIES
266.6	459.7	888.7	Shareholders' equity per statement of changes in shareholders' equity		5,599.1	3,580.8	2,762.0
54.4	85.3	101.3	Minority interests	16	638.4	664.7	563.6
322.7	238.8	337.9	Non-current liabilities		2,129.2	1,860.3	3,343.5

33.3	76.4	117.8	Deferred taxation	17	742.4	595.6	345.5
140.6	104.7	182.7	Inter-group payables to Gold Fields Group	11	1,151.2	815.3	1,457.0
117.0	21.1	—	Long-term liabilities	18	—	164.1	1,212.1
31.8	36.6	37.4	Long-term provisions	19	235.6	285.3	328.9

97.5	66.9	114.4	Current liabilities		720.5	520.9	1,009.4

64.6	55.4	110.6	Accounts payable	20	696.9	431.4	669.0
0.9	3.1	3.8	Taxation		23.6	23.9	8.8
32.0	8.4	—	Current portion of long-term liabilities	18	—	65.6	331.6

741.2	850.7	1,442.3	Total equity and liabilities		9,087.2	6,626.7	7,678.5

The accompanying notes form an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the year ended June 30, 2004

Figures in millions unless otherwise stated

	Combined shareholders' interest	Equity mark-to-market reserve	Foreign currency translation adjustment	Retained earnings	Total shareholders' equity
South African Rand
Balance at June 30, 2001	746.9	—	(20.8)	(665.7)	60.4
Effect of adoption of IAS 39	—	21.4	—	—	21.4
Net income	—	—	—	812.1	812.1
Dividends	—	—	—	(71.5)	(71.5)
Shares issued relating to exploration and other funding	1,330.6	—	—	—	1,330.6
Mark-to-market gain on listed investments	—	368.3	—	—	368.3
Foreign exchange translation difference	—	—	240.7	—	240.7

Balance at June 30, 2002	2,077.5	389.7	219.9	74.9	2,762.0
Net income	—	—	—	1,191.9	1,191.9
Dividends	—	—	—	(127.0)	(127.0)
Shares issued relating to exploration and other funding	486.1	—	—	—	486.1
Mark-to-market gain on listed investments	—	57.5	—	—	57.5
Realised gain on disposal of listed investments	—	(381.4)	—	—	(381.4)
Foreign exchange translation difference	—	—	(408.3)	—	(408.3)

Balance at June 30, 2003	2,563.6	65.8	(188.4)	1,139.8	3,580.8
Net income	—	—	—	528.9	528.9
Shares issued relating to exploration and other funding	2,229.8	—	—	—	2,229.8
Mark-to-market gain on listed investments	—	42.4	—	—	42.4
Realised gain on disposal of listed investments	—	(45.9)	—	—	(45.9)
Foreign exchange translation difference	—	—	(736.9)	—	(736.9)

Balance at June 30, 2004	4,793.4	62.3	(925.3)	1,668.7	5,599.1

The accompanying notes form an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the year ended June 30, 2004

Figures in millions unless otherwise stated

	Combined shareholders' interest	Equity mark-to-market reserve	Foreign currency translation adjustment	Retained earnings	Total shareholders' equity
United States Dollars
Balance at June 30, 2001	92.6	—	(2.6)	(82.5)	7.5
Effect of adoption of IAS 39	—	2.1	—	—	2.1
Net income	—	—	—	79.7	79.7
Dividends	—	—	—	(7.0)	(7.0)
Shares issued relating to exploration and other funding	130.5	—	—	—	130.5
Mark-to-market gain on listed investments	—	36.1	—	—	36.1
Foreign exchange translation difference	—	—	17.7	—	17.7

Balance at June 30, 2002	223.1	38.2	15.1	(9.8)	266.6
Net income	—	—	—	131.4	131.4
Dividends	—	—	—	(14.0)	(14.0)
Shares issued relating to exploration and other funding	53.6	—	—	—	53.6
Mark-to-market gain on listed investments	—	6.3	—	—	6.3
Realised gain on disposal of listed investments	—	(42.1)	—	—	(42.1)
Foreign exchange translation difference	—	—	57.9	—	57.9

Balance at June 30, 2003	276.7	2.4	73.0	107.6	459.7
Net income	—	—	—	76.6	76.7
Shares issued relating to exploration and other funding	323.2	—	—	—	323.2
Mark-to-market gain on listed investments	—	6.1	—	—	6.1
Realised gain on disposal of listed investments	—	(6.7)	—	—	(6.7)
Foreign exchange translation difference	—	—	29.7	—	29.7

Balance at June 30, 2004	599.9	1.8	102.7	184.2	888.7

The accompanying notes form an integral part of these financial statements.

CASH FLOW STATEMENT
for the year ended June 30, 2004

Figures in millions unless otherwise stated

United States Dollars					South African Rand
2002	2003	2004		Notes	2004	2003	2002
111.3	136.1	204.8	Cash flows from operating activities		1,408.3	1,230.1	1,133.3

128.1	167.4	189.1	Cash generated by operations	21	1,304.8	1,518.7	1,305.4
1.1	1.1	4.1	Investment income		28.5	10.3	11.7
5.5	6.3	31.2	Change in working capital	22	215.2	56.7	55.6

134.7	174.8	224.4	Cash generated by operating activities		1,548.5	1,585.7	1,372.7
(4.4)	(5.1)	(0.4)	Interest paid		(2.8)	(46.3)	(45.5)
(9.1)	(13.9)	(19.2)	Taxation paid	23	(137.4)	(130.7)	(93.3)

121.2	155.8	204.8	Net cash flow from operating activities		1,408.3	1,408.7	1,233.9
(9.9)	(19.7)	—	Dividends paid	24	—	(178.6)	(100.6)

(272.3)	(49.1)	(320.7)	Cash flows from investing activities		(2,212.7)	(445.1)	(2,775.0)

(50.6)	(101.2)	(277.7)	Additions to property, plant and equipment		(1,915.9)	(917.5)	(515.6)
—	1.5	10.2	Proceeds on disposal of property, plant and equipment		70.5	13.2	—
(2.9)	(6.6)	(57.9)	Purchase of investments		(399.8)	(60.0)	(29.9)
—	58.5	6.1	Proceeds on disposal of investments		42.2	530.9	—
(218.4)	—	—	Purchase of subsidiaries	25	—	—	(2,225.2)
(0.4)	(1.3)	(1.4)	Environmental trust fund and rehabilitation payments		(9.7)	(11.7)	(4.3)

209.2	(88.0)	364.3	Cash flows from financing activities		2,513.6	(798.1)	2,133.0

166.3	—		Loans received		—	—	1,694.9
(13.6)	(30.9)	71.3	Change in inter-group payables to Gold Fields Group		491.8	(280.3)	(138.9)
(2.1)	(9.1)	9.0	Increase/(decrease) in minority funding		61.8	(82.7)	(20.9)
(16.3)	(101.6)	(30.4)	Long and short-term loans repaid		(209.4)	(921.2)	(165.7)
74.9	53.6	314.4	Shares issued		2,169.4	486.1	763.6

48.2	(1.0)	248.2	Net cash generated/(utilised)		1,709.2	(13.1)	491.3
0.2	3.6	(0.2)	Translation adjustment		(241.4)	(125.5)	41.1
13.4	61.8	64.4	Cash and cash equivalents at beginning of year		501.8	640.4	108.0

61.8	64.4	312.6	Cash and cash equivalents at end of year		1,969.6	501.8	640.4

The accompanying notes form an integral part of these financial statements.

The Acquired Companies
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

for the year ended June 30, 2004

ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these aggregated historical financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1.     BASIS OF PREPARATION

  The aggregated historical financial statements of the Acquired Companies ("the group") have been prepared in accordance with International Financial Reporting Standards (IFRS), South African Statements of Generally Accepted Accounting Practice and the Companies Act No. 61 of 1973 (South Africa). The aggregated historical financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and liabilities (including derivative instruments), which have been brought to account at fair value through profit or loss or through the fair value adjustment reserve under shareholders' equity.

2.     CONSOLIDATION

  2.1
  Subsidiaries

    Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

    The group financial statements consolidate the activities, assets and liabilities of the subsidiaries. Operating results of subsidiaries acquired or disposed of are included in the group statements from the effective dates on which control is obtained or excluded from such statements as from the date on which control ceases.

    The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition.

    Any excess or shortfall between the cost of acquisition and the fair value of the attributable net assets of subsidiaries at the date of acquisition is recorded as goodwill or negative goodwill.

    Inter-company transactions comprising unrealised gains and losses between group companies are eliminated, unless such losses cannot be recovered. Inter-company balances are eliminated.

3.     FOREIGN CURRENCIES

  Foreign currency transactions are translated into the reporting currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement. Translation differences on available-for-sale equities are included in the revaluation reserve in equity.

  3.1
  Foreign entities

    Foreign entities are regarded as those entities that are considered to be self-sustaining. The balance sheets and income statements are translated on the following basis:

    Assets and liabilities are translated at the exchange rate ruling at year-end. Income statement items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders' equity. These differences will be recognised in earnings upon realisation of the underlying operation.

    Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the year-end date.

4.     PROPERTY, PLANT AND EQUIPMENT

  4.1
  Mine development and infrastructure

    Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost of acquisition.

    Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies, to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.

    Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalised until the reef horizons are intersected and commercial levels of production can be realised on a sustainable basis. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual orebodies exploited by the group is limited to the time span of the group's respective mining leases.

    Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.

  4.2
  Mineral and surface rights

    Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

  4.3
  Land

    Land is shown at cost and is not depreciated.

  4.4
  Non-mining assets

    Non-mining assets are recorded at cost of acquisition. These assets include the assets of the mining operations not included in the previous categories and all the assets of the non-mining operations.

  4.5
  Amortisation and depreciation of mining assets

    Amortisation is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular ore body and the method of mining that ore body. To achieve this the following calculation methods are used:

    •
    Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the lives of the mines using the units-of-production method, based on estimated proved and probable mineral reserves, above infrastructure.

    •
    Where it is anticipated that the mine life will significantly exceed the proved and probable reserves, the mine life is estimated using a methodology that takes account of current exploration information to assess the likely recoverable gold from a particular area. Such estimates are adjusted for the level of confidence in the assessment and the probability of conversion to reserves. The probability of conversion is based on historical experience of similar mining and geological conditions.

    •
    Where exploration results at a particular defined area do not suggest a reasonable likelihood of an exploitable deposit that warrants further exploration, costs are expensed.

    •
    At certain of the group's operations, the calculation of amortisation takes into account future costs which will be incurred to develop all the proved and probable mineral reserves.

    Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits.

    Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives.

  4.6
  Depreciation of non-mining assets

    Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:

    Vehicles: 20 per cent

    Computers: 33.3 per cent

    Furniture and equipment: 10 per cent

  4.7
  Mining exploration

    Expenditure on advances to companies solely for exploration activities, prior to evaluation, is charged against income until the viability of the mining venture has been proven. Expenditure incurred on exploration "farm-in" projects is written off until an ownership interest has vested. Exploration expenditure to define mineralisation at existing ore bodies is considered to be mine development costs and is capitalised until commercial levels of production are achieved.

    Exploration activities at the group's Australian operations are broken down into defined areas within the mining lease boundaries. These areas are generally defined by structural and geological continuity. Exploration costs in these areas are capitalised to the extent that specific exploration programs have yielded target and/or results that warrant further exploration in future years.

  4.8
  Impairment

    Recoverability of the carrying value of the long-term mining assets of the group is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and annually at the end of the fiscal year. To determine whether a long-term asset may be impaired, the estimate of future discounted cash flows determined on a pre-tax basis over the remaining estimated life of the mining asset, calculated on an area-of-interest basis, is compared to its carrying value.

    An area-of-interest is defined by the group as its lowest level of identifiable cash flows, generally an individual operating mine, including mines which are included in a larger mine complex. The costs attributable to individual shafts of a mine are written off if the shaft is closed.

    Exploration targets in respect of which costs have been capitalised at the group's Australian operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are written off.

    Management's estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the group's mining assets.

  4.9
  Leases

    Operating leases are charged against income as incurred.

5.     GOODWILL

  Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net assets of the acquired subsidiary/associate at the date of the acquisition. Goodwill is amortised using the straight-line method over its estimated useful life. At each balance sheet date, the group assesses whether there is any indication of impairment. A write-down is made if the carrying amount exceeds the recoverable amount.

6.     WASTE NORMALISATION OR DEFERRED STRIPPING

  At the group's Australian open pit operations, costs are accounted for in the income statement using the waste normalisation method. The objective of this method is to provide that every ounce mined from the relevant pit bears its equal pro-rata share of the total in-pit waste removal cost, expected to be incurred over the life of the pit. In-pit waste removal costs are expensed to the income statement by applying the ratio of ounces mined in each period pro-rata to total proved and probable reserve ounces expected to be recovered from the pit, to the total expected in-pit waste removal costs to be incurred over the life of the pit. The resultant asset or liability created by the timing differences between costs incurred and costs expensed is recorded in the balance sheet as a current asset or liability.

7.     DEFERRED TAXATION

  Deferred taxation is provided in full, using the liability method, on temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. Future anticipated effective tax rates are used in the determination of deferred taxation.

  These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The principal temporary differences arise from depreciation on property, plant and equipment, provisions, unutilised capital allowances and tax losses carried forward.

  Deferred tax assets relating to the carrying forward of unused tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable profit will be available against which the unused tax losses and/or unutilised capital allowances can be recovered.

  No provision is made for any potential taxation liability on the distribution of retained earnings by group companies.

8.     INVENTORIES

  Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process. Due to the different nature of the group's operations, gold-in-progress for such operations represents either production in broken ore form or production from the time of placement on heap leach pads.

  Cost is determined on the following basis:

  •
  Gold on hand and gold-in-process is valued using the weighted average cost. Cost includes production, amortisation and related administration costs.

  •
  Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow moving items.

  Net realisable value is determined with reference to current market prices.

9.     FINANCIAL INSTRUMENTS

  Financial instruments recognised on the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings and trade and other payables. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

  9.1
  Investments

    Investments comprise: (i) investments in listed companies which are classified as available-for-sale, are accounted for at fair value, with unrealised holding gains and losses excluded from earnings and reported as a separate component of shareholders' equity, and are released to the income statement when the investments are sold; and (ii) investments in unlisted companies which are accounted for at cost, since fair value cannot be measured reliably, and are adjusted for write-downs where appropriate.

    Purchases and sales of investments are recognised on the trade date, which is the date that the group commits to purchase or sell the asset. Cost of purchase includes transaction costs. The fair value of listed investments is based on quoted bid prices.

    Realised gains and losses are included in determining net income or loss. Unrealised losses are included in determining net income or loss where a significant decline in the value of the investment, other than temporary, has occurred.

    Investments in subsidiaries are recognised at cost less accumulated impairment losses.

  9.2
  Derivative financial instruments

    The group's general policy with regard to its exposure to the dollar gold price is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis as follows:

    •
    to protect cash flows at times of significant expenditure;

    •
    for specific debt servicing requirements; and

    •
    to safeguard the viability of higher cost operations.

    The group may from time to time establish currency and/or interest rate financial instruments to protect underlying cash flows.

    On the date a derivative contract is entered into, the group designates the derivatives as (1) a hedge of the fair value of a recognised asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), (3) a hedge of a net investment in a foreign entity, or (4) should the derivative not fall into one of the three categories above, it is not regarded as a hedge.

    Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

    Changes in fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.

    Changes in fair value of a derivative that is highly effective, and that is designated as a cash flow hedge, are recognised directly in shareholders' equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Amounts deferred in shareholders' equity are included in earnings in the same periods during which the hedged firm commitment or forecasted transaction affects earnings.

    Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges.

    Certain derivative transactions, while providing effective economic hedges under the groups' risk management policies, do not qualify for hedge accounting. Changes in the fair value of derivatives that are not designated as hedges, or that do not qualify for hedge accounting, are recognised immediately in the income statement.

    Recognition of derivatives which meet the criteria for the normal purchases normal sales exemption under IFRS 39 is deferred until settlement.

  9.3
  Cash and cash equivalents

    Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments with an original maturity of less than three months.

    The carrying amount of cash and cash equivalents is stated at cost, which approximates fair value.

    The bank overdrafts are included within current liabilities in the balance sheet.

  9.4
  Trade receivables

    Trade receivables are carried at anticipated realisable value, that is, original invoice amount less provision for impairment of these receivables. Estimates are made for impairments based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

10.   PROVISIONS

  Provisions are recognised when the group has a present obligation, legal or constructive, resulting from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

11.   BORROWINGS

  Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable.

  Interest payable on borrowings is recognised in the income statement over the term of the borrowings using the effective interest method.

  Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement on the liability for at least twelve months after the balance sheet date.

12.   ENVIRONMENTAL OBLIGATIONS

  Long-term environmental obligations are based on the group's environmental management plans, in compliance with current environmental and regulatory requirements.

  Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines. These increases are accounted for on a net present value basis.

  Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are accounted for in earnings.

  The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean-up at closure.

13.   EMPLOYEE BENEFITS

  13.1
  Pension and provident funds

    The group operates a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and group companies.

    Contributions to defined contribution funds are charged against income, as incurred.

14.   SHARE CAPITAL

  Ordinary shares are classified as equity.

  Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares for the acquisition of a business are included in the cost of acquisition as part of the purchase consideration.

15.   REVENUE RECOGNITION

  Revenue is recognised to the extent that it is probable that the economic benefits will flow to the group and the amount of revenue can be reliably measured.

  15.1
  Revenue arising from gold and silver sales is recognised when the risks and rewards of ownership pass to the buyer. The price of gold and silver is determined by market forces.

  15.2
  Dividends, which include capitalisation dividends, are recognised when the right to receive payment is established.

  15.3
  Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity.

16.   DIVIDENDS DECLARED

  Dividends and the related taxation thereon are recognised only when the dividends are declared.

17.   SEGMENTAL REPORTING

  The group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations.

18.   COMPARATIVE

  Where necessary, comparatives are adjusted to conform to changes in presentation. No comparatives were adjusted in the current year.

19.   ADDITIONAL UNITED STATES DOLLAR FINANCIAL INFORMATION

  The translation of the financial statements into US dollars is based on the average exchange rate for the year for the income statement and cash flow statement, and the year-end closing exchange rate for balance sheet items. Exchange differences on translation are accounted for in shareholders' equity.

  This information is provided as supplementary information for convenience purposes only.

The Acquired Companies
AGGREGATED HISTORICAL FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

for the year ended June 30, 2004

Figures in millions unless otherwise stated

1.     ADJUSTMENT TO EXPLORATION EXPENSE

  During 2004, 2003 and 2002, exploration costs relating to the Orogen group were incorrectly expensed in the books of the GF Guernsey group, a related group of companies in the Gold Fields Group. The pro forma aggregated historical financial information for 2004, 2003 and 2002 is presented as if the error had been corrected in 2004, 2003 and 2002 and is summarised below.

  South African Rand

				Pro forma
	2004	2003	2002	2004	2003	2002
				(restated)	(restated)	(restated)
Income statement
Exploration expense	(246.1)	(167.3)	(47.5)	(190.5)	(197.1)	(73.4)

Profit before taxation	1,088.3	1,807.6	1,402.4	1,143.9	1,777.9	1,376.5
Mining and income taxation	(403.7)	(487.7)	(466.5)	(403.7)	(487.7)	(466.5)

Profit after taxation	684.6	1,319.9	935.9	740.2	1,290.2	910.0
Minority shareholders' interests	(155.7)	(128.0)	(123.8)	(155.7)	(128.0)	(123.8)

Net earnings	528.9	1,191.9	812.1	584.5	1,162.2	786.2

Balance sheet
Inter-group payables to Gold Fields Group	1,151.2	815.3	1,457.0	1,151.2	845.1	1,482.9

Statement of changes in shareholders' equity
Opening retained earnings as previously reported	1,139.8	74.9	(665.7)	1,139.8	74.9	(665.7)
Adjustment to exploration expense	—	—	—	(55.6)	(25.9)	—

Opening retained earnings as restated	1,139.8	74.9	(665.7)	1,084.2	49.0	(665.7)
Net income	528.9	1,191.9	812.1	584.5	1,162.2	786.2
Dividends	—	(127.0)	(71.5)	—	(127.0)	(71.5)

Closing retained earnings	1,668.7	1,139.8	74.9	1,668.7	1,084.2	49.0

  United States Dollars

				Pro forma
	2004	2003	2002	2004	2003	2002
				(restated)	(restated)	(restated)
Income statement
Exploration expense	(35.7)	(18.4)	(4.7)	(27.6)	(22.7)	(8.5)

Profit before taxation	157.7	199.3	137.7	165.8	195.0	133.9
Mining and income taxation	(58.5)	(53.8)	(45.8)	(58.5)	(53.8)	(45.8)

Profit after taxation	99.2	145.5	91.9	107.3	141.2	88.1
Minority shareholders' interests	(22.6)	(14.1)	(12.2)	(22.6)	(14.1)	(12.2)

Net earnings	76.6	131.4	79.7	84.7	127.1	75.9

Balance sheet
Inter-group payables to Gold Fields Group	182.7	104.7	140.6	182.7	109.0	144.4

Statement of changes in shareholders' equity
Opening retained earnings as previously reported	107.6	(9.8)	(82.5)	107.6	(9.8)	(82.5)
Adjustment to exploration expense	—	—	—	(8.1)	(3.8)	—

Opening retained earnings as restated	107.6	(9.8)	(82.5)	99.5	(13.6)	(82.5)
Net income	76.6	131.4	79.7	84.7	127.1	75.9
Dividends	—	(14.0)	(7.0)	—	(14.0)	(7.0)

Closing retained earnings	184.2	107.6	(9.8)	184.2	99.5	(13.6)

United States Dollars				South African Rand
2002	2003	2004		2004	2003	2002
			2. REVENUE
			Revenue from mining operations
337.0	497.9	623.5	— Spot sales	4,301.9	4,516.0	3,433.6

337.0	497.9	623.5	Total revenue	4,301.9	4,516.0	3,433.6

			3. COST OF SALES
207.6	311.1	393.4	Working costs	2,714.1	2,820.7	2,115.7
0.7	1.5	2.0	Corporate administration expenditure	14.0	14.0	7.0

208.3	312.6	395.4	Operating costs	2,728.1	2,834.7	2,122.7
(3.9)	(3.6)	6.8	Gold inventory change	46.9	(32.6)	(40.2)
43.7	79.3	83.2	Amortisation and depreciation	574.3	719.4	446.0
248.1	388.3	485.4	Total cost of sales	3,349.3	3,521.5	2,528.5

			4. INVESTMENT INCOME
1.1	1.1	4.1	Interest received	28.5	10.3	11.7

1.1	1.1	4.1	Total investment income	28.5	10.3	11.7

			5. FINANCE INCOME — NET
(4.4)	(5.1)	(0.4)	Interest paid	(2.8)	(46.3)	(45.5)
(1.0)	11.6	(1.0)	Realised (loss)/gain on foreign debt, net of cash	(6.9)	104.9	(9.8)
14.6	(2.6)	3.6	Unrealised gain/(loss) on foreign debt, net of cash	24.6	(23.5)	149.1
(0.2)	(0.4)	(0.5)	Environmental rehabilitation interest charge	(3.1)	(3.5)	(2.4)

9.0	3.5	1.7	Total finance income	11.8	31.6	91.4

			6. INCLUDED IN PROFIT BEFORE TAXATION ARE THE FOLLOWING:
			Expenses
			Auditors' remuneration
0.3	0.2	0.4	— audit fee	3.0	2.1	2.6
0.1	0.1	0.1	— other	0.5	0.6	0.6
0.4	0.5	0.6	Environmental rehabilitation inflation adjustment	4.3	4.7	3.6

			7. MINING AND INCOME TAXATION
			The components of mining and income tax are the following:
			Foreign taxation
(10.0)	(16.1)	(19.9)	— foreign levies and royalties	(137.1)	(145.8)	(102.1)
(35.8)	(37.7)	(38.6)	— deferred	(266.6)	(341.9)	(364.4)

(45.8)	(53.8	(58.5)	Total mining and income	(403.7)	(487.7)	(466.5)

44.7	64.8	51.3	Tax on profit before taxation at maximum statutory mining tax rate of 32.5%	353.7	587.5	455.8
(1.2)	(20.7)	(3.5)	Net non-taxable income and non-deductible expenditure	(24.2)	(187.8)	(12.9)
(1.9)	(1.1)	(8.7)	Rate adjustment to reflect the offshore company tax rate of 30% and tax rate in Australia of 30%	(59.2)	(9.7)	(19.7)
10.0	16.1	19.9	Foreign levies and royalties	137.1	145.8	102.1
—	(5.2)	—	Use of assessed losses and unredeemed capital expenditure not previously recognised	—	(47.2)	—
(5.8)	(0.1)	(0.5)	Other	(3.7)	(0.9)	(58.8)

45.8	53.8	58.5	Income and mining tax expense	403.7	487.7	466.5

  7.1
  Company tax at GF Ghana Limited and Abosso is determined at a rate of 32.5%.

  7.2
  Company tax at St. Ives Gold Mining Company Pty Limited and Agnew Gold Mining Company Pty Limited is determined at a rate of 30.0%.

  7.3
  Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the book values and tax values of assets and liabilities.

  7.4
  At June 30, 2004 the following amounts were available for set-off against future taxable income:

  •
  Estimated tax losses at Orogen Investments SA (Luxembourg) of US$121.8 million (2003: US$85.4 million, 2002: US$101.7 million). No deferred tax asset is recognised in the balance sheet for this amount. In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to December 31, 1990, can be carried forward indefinitely. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to December 31, 1990.

  •
  Estimated tax losses at Gold Fields Australia Pty Limited of US$75.0 million (2003: US$20.4 million, 2002: US$35.4 million). These estimated tax losses do not have an expiration date.

    •
    Estimated capital allowances at GF Ghana Limited of US$116.2 (2003: US$46.2 million, 2002: US$88.6 million) and Abosso of US$8.4 million (2003: US$31.9 million, 2002: US$54.9 million), respectively. These estimated capital allowances do not have an expiration date.

United States Dollars				South African Rand
2002	2003	2004		2004	2003	2002
			8. DIVIDENDS
7.0	14.0	—	Dividends per statement of changes in shareholders' equity	—	127.0	71.5

7.0	14.0	—	Total dividends	—	127.0	71.5

United States Dollars				South African Rand
Total	Mine development and infrastructure	Land, mineral rights and rehabilitation assets		Total	Mine development and infrastructure	Land, mineral rights and rehabilitation assets
			9. PROPERTY, PLANT AND EQUIPMENT
			June 30, 2002
			Cost
214.2	210.3	3.9	Balance at beginning of the year	1,728.6	1,696.8	31.8
50.6	50.1	0.5	Additions	515.6	510.2	5.4
252.0	63.2	188.8	Amount assumed on acquisition of subsidiaries	2,615.9	656.1	1,959.8
2.4	—	2.4	Additions to rehabilitation assets	24.8	—	24.8
9.4	9.4	—	Reclassification from investments	76.0	76.0	—
(0.3)	(0.3)	—	Disposals	(2.6)	(2.6)	—
3.7	(0.7)	4.4	Other	37.8	(7.3)	45.1
21.0	(1.8)	22.8	Translation adjustment	733.7	492.8	240.9

553.0	330.2	222.8	Balance at end of the year	5,729.8	3,422.0	2,307.8

			Accumulated depreciation
35.1	34.4	0.7	Balance at beginning of the year	283.7	278.0	5.7
43.7	28.4	15.3	Charge for the year	446.0	289.3	156.7
(0.3)	(0.3)	—	Disposals	(2.6)	(2.6)	—
0.4	0.3	0.1	Translation adjustment	90.6	86.3	4.3

78	62.8	16.1	Balance at end of the year	817.7	651.0	166.7

474.1	267.4	206.7	Carrying value at end of the year	4,912.1	2,771.0	2,141.1

			June 30, 2003
			Cost
553.0	330.2	222.8	Balance at beginning of the year	5,729.8	3,422.0	2,307.8
22.0	22.0	—	Acquisition of additional interest in Arctic Platinum	199.7	199.7	—
101.1	96.8	4.3	Additions	917.5	878.1	39.4
2.8	—	2.8	Additions to rehabilitation assets	25.2	—	25.2
(1.8)	(1.6)	(0.2)	Disposals	(16.8)	(14.6)	(2.2)
(0.1)	(4.2)	4.1	Other	(1.5)	(38.5)	37.0
66.8	32.8	34.0	Translation adjustment	(1,059.6)	(738.6)	(321.0)

743.8	476.0	267.8	Balance at end of the year	5,794.3	3,708.1	2,086.2

			Accumulated depreciation
78.9	62.8	16.1	Balance at beginning of the year	817.7	651.0	166.7
79.3	51.9	27.4	Charge for the year	719.4	470.8	248.6
(0.4)	(0.4)	—	Disposals	(3.7)	(3.7)	—
11.5	5.6	5.9	Translation adjustment	(214.1)	(183.8)	(30.3)

169.3	119.9	49.4	Balance at end of the year	1,319.3	934.3	385.0

574.5	356.1	218.4	Carrying value at end of the year	4,475.0	2,773.8	1,701.2

			Cost
743.8	476.0	267.8	Balance at beginning of the year	5,794.3	3,708.1	2,086.2
6.4	6.4	—	Acquisition of additional interest in Arctic Platinum	44.1	44.1	—
277.7	273.2	4.5	Additions	1,915.9	1,884.8	31.1
(13.9)	(3.5)	(10.4)	Disposals	(96.4)	(24.3)	(72.1)
0.2	0.2	—	Other	1.4	1.4	—
60.4	46.0	14.4	Translation adjustment	(889.3)	(584.9)	(304.4)

1,074.6	798.3	276.3	Balance at end of the year	6,770.0	5,029.2	1,740.8

			Accumulated depreciation
169.3	119.9	49.4	Balance at beginning of the year	1,319.3	934.3	385.0
83.2	65.0	18.2	Charge for the year	574.3	448.3	126.0
(0.6)	(0.6)	—	Disposals	(4.0)	(4.0)	—
4.4	1.9	2.5	Translation adjustment	(274.8)	(205.4)	(69.4)

256.3	186.2	70.1	Balance at end of the year	1,614.8	1,173.2	441.6
818.3	612.1	206.2	Carrying value at end of the year	5,155.2	3,856.0	1,299.2

United States Dollars				South African Rand
2002	2003	2004		2004	2003	2002
			10. INVESTMENTS LISTED
10.0	12.9	50.6	Cost less permanent write downs	319.1	100.8	103.7
37.6	8.5	9.9	Net unrealised gain on revaluation	62.3	65.8	389.7

47.6	21.4	60.5	Book value	381.4	166.6	493.4

47.6	21.4	60.5	Market value	381.4	166.6	493.4

			Unlisted
0.5	0.4	—	Book value and director's valuation	—	3.0	4.8

48.1	21.8	60.5	Total investments	381.4	169.6	498.2

			11. INTER-GROUP PAYABLES TO GOLD FIELDS GROUP
140.6	104.7	182.7	Loans advanced	1,151.2	815.3	1,457.0

			Total inter-group payables to Gold Fields
140.6	104.7	182.7	Limited group	1,151.2	815.3	1,457.0
			Loans are interest free, unsecured and have no fixed repayment terms.

			12. FINANCIAL INSTRUMENTS
—	—	107.3	Amounts receivable on close-out of financial instruments	676.1	—	—
—	—	(37.1)	Current portion included in current assets	(233.5)	—	—

—	—	70.2	Total long-term portion of amount receivable on close-out of financial instruments	442.6	—	—

			The amount owing on the close-out of financial instruments relates to the close-out of the AU$/US$ financial instruments (forward sales and zero cost collar contracts) on January 7, 2004. The close-out of the outstanding open positions of US$275.0 million was executed at an average rate of 0.7670 US$/AU$. These transactions locked in a gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.

			On May 7, 2004 the future US dollar values were fixed in Australian dollars to take advantage of a weakening in the Australian dollar against the US dollar since the close-out of these financial instruments. The net balance on the original value of the future cash flows was US$107.4 million (US$115.7 million less US$8.3 million premium on the call option) or AU$140.0 million at 0.7670 US$/AU$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to AU$147.0 million based on a spot rate of 0.7158 US$/AU$. Payments against this settlement are receivable on a quarterly basis with the last payment due on December 29, 2006.
			13. INVENTORIES
72.0	79.4	74.1	Gold-in-process	466.9	618.8	745.7
16.5	18.6	23.9	Consumable stores	150.6	144.9	171.0

88.5	98.0	98.0	Total inventories	617.5	763.7	916.7

			14. ACCOUNTS RECEIVABLE
18.2	15.2	16.4	Gold sale trade receivables	103.2	118.9	188.3
—	—	2.0	Deposits	12.6	—	—
—	4.3	—	Interest receivable	—	33.2	—
5.6	—	7.0	Other	44.3	—	58.3
—	—	1.2	Payroll debtors	7.7	—	—
1.4	0.4	4.2	Pre-paid expenses	26.3	3.2	14.6
0.3	0.4	5.6	Value Added Taxation	35.1	3.1	2.8

25.5	20.3	36.4	Total accounts receivable	229.2	158.4	264.0

			15. CASH AND CASH EQUIVALENTS
—	1.1	2.4	Cash at bank and on hand	15.3	8.4	0.5
61.8	63.3	310.2	Short-term deposits	1,954.3	493.4	639.9

61.8	64.4	312.6	Total cash and cash equivalents	1,969.6	501.8	640.4

			16. MINORITY INTERESTS
38.9	54.4	85.3	Balance at beginning of the year	664.7	563.6	313.6
12.2	14.1	22.6	Share of profit after taxation	155.7	128.0	123.8
(2.9)	(5.7)	—	Dividends paid	—	(51.6)	(29.1)
9.9	—	—	Arising on acquisition of Abosso	—	—	112.8
0.4	22.1	(29.1)	(Acquisition of minority interest in)/set-up on consolidation of Arctic Platinum	(200.8)	200.8	3.5
(2.1)	(9.1)	(2.7)	Loans repaid during the year	(18.8)	(82.7)	(20.9)
—	—	11.7	Loans advanced during the year	80.6	—	—
(2.0)	9.5	13.5	Translation adjustment	(43.0)	(93.4)	59.9

54.4	85.3	101.3	Balance at end of the year	638.4	664.7	563.6

			17. DEFERRED TAXATION
			The detailed components of the net deferred taxation liability which results from the differences between the amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:
			Deferred taxation liabilities
64.2	91.4	143.0	— Mining assets	901.2	711.9	665.9
11.4	20.6	29.9	— Financial instruments	188.3	160.7	118.6
—	3.3	2.8	— Inventories	17.4	25.7	—
3.9	2.3	—	— Loans	—	18.2	40.7
2.0	—	—	— Other	—	—	20.4

81.5	117.6	175.7	Gross deferred taxation liabilities	1,106.9	916.5	845.6
			Deferred taxation assets
(6.5)	(7.3)	(7.3)	— Provisions	(46.1)	(57.2)	(67.5)
(4.7)	(8.1)	(22.1)	— Tax losses	(139.4)	(63.1)	(49.1)
(37.0)	(25.4)	(27.5)	— Unredeemed capital expenditure	(173.3)	(197.6)	(383.5)
—	(0.4)	(1.0)	— Other	(5.7)	(3.0)	—

33.3	76.4	117.8	Net deferred taxation liabilities	742.4	595.6	345.5

11.1	33.3	76.4	Balance at beginning of the year	595.6	345.5	89.7
(13.6)	—	—	Amounts assumed on acquisition of subsidiaries	—	—	(154.5)
35.8	37.7	38.6	Transferred through the income statement	266.6	341.9	364.4
—	5.4	2.8	Translation adjustment	(119.8)	(91.8)	45.9

33.3	76.4	117.8	Balance at end of the year	742.4	595.6	345.5

			18. LONG-TERM LIABILITIES
149.0	29.5	—	— Syndicated credit facility	—	229.7	1,543.7

			On November 26, 2001, Gold Fields entered into a syndicated credit facility of US$250.0 million. This syndicated facility consists of a US$160.0 million term-loan facility and a US$90.0 million revolving credit facility. These two facilities bear interest at LIBOR plus 1.15%.

			On November 30, 2001, the full US$160.0 million of the term-loan and US$5.0 million of the revolving credit facility was drawn down. The amounts drawn down were used to fund the acquisition of the St. Ives and Agnew mines. On January 30, 2004 the term-loan was fully repaid. During the 2003 financial year, US$114.5 million of the term-loan and US$5.0 million of the revolving credit facility were repaid.

			The revolving credit facility is available until November 26, 2006. Interest on this facility is payable at either monthly, three-monthly or six-monthly intervals.
			The full facility is collateralised by Gold Fields' shares in St. Ives and Agnew. All payments under the facility have been guaranteed by Gold Fields and several of its subsidiaries.
149.0	29.5	—	Gross long-term liabilities	—	229.7	1 543.7
(32.0)	(8.4)	—	Current portion included in current liabilities	—	(65.6)	(331.6)

117.0	21.1	—	Total long-term liabilities	—	164.1	1,212.1

			19. LONG-TERM PROVISIONS
			Environmental rehabilitation costs
12.9	31.8	36.6	Balance at beginning of year	285.3	328.9	104.4
19.8	—	—	Provision assumed on acquisition of subsidiaries	—	—	201.8
—	2.8	—	Additional provision due to new disturbances	—	25.2	—
0.4	0.5	0.6	Inflation charge	4.3	4.7	3.6
0.2	0.4	0.5	Interest charge	3.1	3.5	2.4
(0.4)	(1.3)	(1.4)	Payment against provision	(9.7)	(11.7)	(4.3)
(1.1)	2.4	1.1	Translation adjustments	(47.4)	(65.3)	21.0

31.8	36.6	37.4	Balance at end of the year	235.6	285.3	328.9

31.8	36.6	37.4	Total long-term provisions	235.6	285.3	328.9

			20. ACCOUNTS PAYABLE
55.5	51.6	52.6	Trade creditors	331.5	402.2	575.2
6.9	0.8	48.0	Inter-group payables to Gold Fields Group	302.7	6.0	71.2
2.2	3.0	2.3	Leave pay accrual	14.2	23.2	22.6
—	—	7.7	Financial instrument creditor	48.5	—	—

64.6	55.4	110.6	Total accounts payable	696.9	431.4	669.0

			Inter-group payables to Gold Fields Group are interest free, unsecured and have no fixed repayment terms.
			21. CASH GENERATED BY OPERATIONS
79.7	131.4	76.6	Net earnings	528.9	1,191.9	812.1
45.8	53.8	58.5	Taxation	403.7	487.7	466.5
4.4	5.1	0.4	Interest paid	2.8	46.3	45.5
(1.1)	(1.1)	(4.1)	Investment income	(28.5)	(10.3)	(11.7)
12.2	14.1	22.6	Minority shareholders' interest	155.7	128.0	123.8

141.0	203.3	154.0	Earnings before tax, interest and investment income	1,062.6	1,843.6	1,436.2
(12.9)	(35.9)	35.1	Non-cash items	242.2	(324.9)	(130.8)

43.7	79.3	83.2	Amortisation and depreciation	574.3	719.4	446.0
0.4	0.5	0.6	Inflation adjustment to rehabilitation liability	4.3	4.7	3.6
0.2	0.4	0.5	Interest adjustment to rehabilitation liability	3.1	3.5	2.4
4.5	(30.9)	(10.6)	Exchange rate difference	(73.2)	(280.4)	45.4
—	—	8.1	Adjustment to exploration expense (Note 2)	55.6	—	—
(3.9)	0.3	0.1	Other	0.6	3.4	(39.3)
—	(51.4)	(3.1)	Profit on sale of investments	(21.5)	(466.2)	—
(43.2)	(36.7)	(40.1)	Unrealised gain on financial instruments	(276.4)	(332.8)	(439.8)
(14.6)	2.6	(3.6)	Unrealised gain on foreign debt net of cash	(24.6)	23.5	(149.1)

128.1	167.4	189.1	Total cash generated by operations	1,304.8	1,518.7	1,305.4

			22. CHANGE IN WORKING CAPITAL
(7.4)	(5.2)	2.1	Inventories	14.2	(47.4)	(75.8)
4.2	25.5	(17.1)	Accounts receivable	(118.1)	231.0	42.8
8.7	(14.0)	46.2	Accounts payable	319.1	(126.9)	88.6

5.5	6.3	31.2	Total change in working capital	215.2	56.7	55.6

			23. TAXATION PAID
—	0.9	3.1	Amount owing at beginning of year	23.9	8.8	—
10.0	16.1	19.9	Foreign current taxation	137.1	145.8	102.1
(0.9)	(3.1)	(3.8)	Amount owing at end of year	(23.6)	(23.9)	(8.8)

9.1	13.9	19.2	Total taxation paid	137.4	130.7	93.3

			24. DIVIDENDS PAID
7.0	14.0	—	Dividends per statement of changes in equity	—	127.0	71.5
2.9	5.7	—	Dividends paid to minority shareholders	—	51.6	29.1

9.9	19.7	—	Total dividends paid	—	178.6	100.6

			25. ADDITIONAL CASH FLOW INFORMATION
			Acquisition of minority shareholders' interest in Arctic Platinum
			With effect from September 4, 2003, the minority shareholders' interest in Arctic Platinum was acquired.
—	—	23.0	Minority shareholders' interest	240.0	—	—
—	—	8.0	Paid for by issue of share capital by the holding company	(60.4)	—	—

—	—	31.0	Paid for by cash issue of share capital by the holding company	179.6	—	—

			The Rand 179.6 million paid for cash is included in the purchase of investments line item in the cash flow statement.
			Acquisition of subsidiaries
			— St. Ives and Agnew mines
			With effect from November 30, 2001, the St. Ives and Agnew mines in Australia were acquired. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:
225.4		—	Property plant and equipment	—	—	2,315.0
26.5		—	Inventory	—	—	272.0
9.1		—	Accounts receivable	—	—	93.0
(11.4)		—	Long-term provisions	—	—	(117.2)
(14.4)		—	Accounts payable	—	—	(147.5)

235.2	—	—	Net assets purchased	—	—	2,415.3
—	—	—	Paid for by the issue of shares capital of the holding company	—	—	(567.0)
—	—	—	Paid for by cash	—	—	(1,848.3)

—	—	—	Cash and cash equivalents at acquisition	—	—	—

			25. ADDITIONAL CASH FLOW INFORMATION — Continued
			— Abosso Goldfields Limited
			With effect from January 23, 2002, 71.1% of Abosso in Ghana was acquired. The aggregate fair value of the assets acquired and the liabilities assumed were as follows:
26.3	—	—	Property plant and equipment	—	—	298.9
17.0	—	—	Inventory	—	—	193.7
13.0	—	—	Accounts receivable	—	—	148.2
13.6	—	—	Deferred taxation	—	—	154.5
(5.3)	—	—	Long-term provisions	—	—	(59.8)
(21.8)	—	—	Accounts payable	—	—	(247.8)

42.8	—	—	Net assets purchased	—	—	487.7
(9.9)	—	—	Outside shareholders' interest	—	—	(112.8)
(32.9)	—	—	Paid for by cash	—	—	(374.9)

—	—	—	Cash and cash equivalents at acquisition	—	—	—

			— WMC Miniere S.A.R.L.
			With effect from July 1, 2001, 100.0% of WMC Miniere S.A.R.L. in French Guiana was acquired. The aggregate fair value of the assets acquired were as follows:
0.2	—	—	Property, plant and equipment	—	—	2.0

0.2	—	—	Net assets purchased	—	—	2.0
(0.2)	—	—	Paid for by cash	—	—	(2.0)

—	—	—	Cash and cash equivalents at acquisition	—	—	—

212.9	—	—	Total cash paid for subsidiaries	—	—	(2,225.2)

			26. RETIREMENT BENEFITS
			All employees are members of various defined contribution retirement schemes.

			Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the year amounted to Rand 5.0 million (2002: Rand 21.5 million 2001: Rand 11.6 million).
			27. COMMITMENTS
			Capital commitments
61.6	221.8	154.6	— authorised	974.0	1,727.8	638.6
20.3	2.2	35.3	— contracted for	222.3	17.1	211.1
6.7	9.9	19.0	Guarantees	119.9	77.5	69.3
			Commitments will be funded from internal sources and to the extent necessary from borrowings.

28. CONTINGENT LIABILITIES
No material claims have been filed against the group.
World Gold Council
The group's parent company, Gold Fields, is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including core costs on a three year rolling basis, winding up costs if applicable, and various other contingent liabilities. Appointment of liabilities to individual members, should they arise, is done proportionate to the member's production relative to the total production of all members. To date no claims have been made on the group.
29. LINES OF CREDIT
The group has unutilised lines of credit of US$90.0 million at June 30, 2004 (2003: US$90.0 million, 2002: US$85.0 million).

30.   RISK MANAGEMENT ACTIVITIES

  In the normal course of its operations, the group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

  Concentration of credit risk

  The group financial instruments do not represent a concentration of credit risk as the group deals with a number of major banks. Accounts receivable are regularly monitored and assessed and, where necessary, an adequate level of provision is maintained. A formal process of allocating counterparty exposure and prudential limits is approved by the audit committee and is applied under the supervision of the group's executive committee. No marginal facilities are engaged.

  Foreign currency and commodity price risk

  In the normal course of business, the group enters into transactions for the sale of its gold denominated in US dollars. In addition, the group has assets and liabilities in a number of different currencies (primarily US dollars and Australian dollars). As a result, the group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

  Due to the fact that US$165.0 million of debt was drawn down to acquire the St. Ives and Agnew operations, it was deemed prudent to establish AU$/US$ instruments to protect the cash flows of the operations in the event of the strengthening of the Australian dollar. In line with this decision, US$500.0 million of US$/AU$ currency financial instruments were established over five years in respect of the St. Ives and Agnew operations. The instruments are a combination of outright forwards and options and provide protection at exchange rates ranging between 49 and 52 US cents.

  On January 7, 2004, the remaining instruments were closed out. The existing forward purchases of dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding portion of US$275.0 million was at an average spot rate of 0.7670 US$/AU$. Subsequent to this, on May 7, 2004, the future US dollar values were fixed in Australian dollars at a spot rate of 0.715 US$/AU$ to take advantage of the weakened Australian dollar against the US dollar at that time. US$ nil million of these instruments remain at June 30, 2004 (2003: US$300.0 million).

  In order to participate in any future Australian dollar appreciation, a strip of quarterly maturing AU$/US$ call options were purchased in respect of an amount of US$275 million, of which the value dates and amounts match the dates of the original structure. The average strike price of these options is 0.7670 US$/AU$. US$262.5 million of these instruments remain at June 30, 2004.

  At present, the group does not hedge its exposure to gold price fluctuation risk, and sells at market spot prices.

  Interest rate and liquidity risk

  Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. In the ordinary course of business the group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

  Uncommitted borrowing facilities are maintained with several banking counterparties to meet the group assets normal and contingency funding requirements.

31.   FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arm's-length transaction between willing parties. The estimated values of the group financial instruments are:

	June 30, 2004 Rand (million)		June 30, 2003 Rand (million)		June 30, 2002 Rand (million)
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	1,969.6	1,969.6	501.8	501.8	640.4	640.4
Current portion of financial instruments	233.5	233.5	—	—	—	—
Accounts receivable	229.2	229.2	158.4	158.4	264.0	264.0
Long-term portion of financial instruments	442.6	442.6	—	—	—	—
Investments	381.4	381.4	169.6	169.6	498.2	498.2
Financial liabilities
Accounts payable	696.9	696.9	431.4	431.4	669.0	669.0
Current portion of long-term liabilities	—	—	65.6	65.6	331.6	331.6
Long-term liabilities	—	—	164.1	164.1	1,212.1	1,212.1
Inter-group payables to Gold Fields Group	1,151.2	1,151.2	815.3	815.3	1,457.0	1,457.0
Long-term provisions	235.6	235.6	285.3	285.3	328.9	328.9
	June 30, 2004 US$ million		June 30, 2003 US$ million		June 30, 2002 US$ million
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	312.6	312.6	64.4	64.4	61.8	61.8
Current portion of financial instruments	37.1	37.1	—	—	—	—
Accounts receivable	36.4	36.4	20.3	20.3	25.5	25.5
Long-term portion of financial instruments	70.2	70.2	—	—	—	—
Investments	60.5	60.5	21.8	21.8	48.1	48.1
Financial liabilities
Accounts payable	110.6	110.6	55.4	55.4	64.6	64.6
Current portion of long-term liabilities	—	—	8.4	8.4	32.0	32.0
Long-term liabilities	—	—	21.1	21.1	117.0	117.0
Inter-group payables to Gold Fields Group	182.7	182.7	104.7	104.7	140.6	140.6
Long-term provisions	37.4	37.4	36.6	36.6	31.8	31.8

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

  Accounts receivable, accounts payable and cash and cash equivalents

  The carrying amounts approximate fair values due to the short maturity of these instruments.

  Currency financial instruments

  Currency financial instruments remaining at year-end are described in the schedule below. It has been decided not to account for these instruments under the hedge accounting rules of International Accounting Standard 39 and accordingly the positions have been marked-to-market through earnings.

	Year ended June 30, 2004
	2005	2006	2007	Total
Australian dollar/US dollar
Call options
Amount (US dollars, millions)	87.5	100.0	75.0	262.5
Average rate (US$/AU$)	0.7670	0.7670	0.7670	0.7670

  The marked-to-market value of the positions in the above table was a gain of Rand 17.6 million (US$2.8 million) at June 30, 2004. The value was based on exchange rates of US$/AU$0.6996 and the prevailing interest rates and volatilities at the time. This gain has been accounted for in the income statement as an unrealised gain on financial instruments.

	Year ended June 30, 2003
	2004	2005	2006	2007	Total
US dollar/Australian dollar
Forward sales:
Amount (US dollars, millions)	37.5	50.0	50.0	37.5	175.0
Average rate (US$/AU$)	0.4934	0.4934	0.4934	0.4934
Zero cost collar:
Amount (US dollars, millions)	—	37.5	50.0	37.5	125.0
Average downside protection level (US$/AU$)	—	0.5191	0.5191	0.5191
Average upside benefit cap (US$/AU$)	—	0.4289	0.4289	0.4289

  The marked-to-market value of the positions in the above table was a gain of Rand 535.6 million (US$68.8 million). The value was based on exchange rates of Rand/US$7.79 and US$/AU$ 0.6622 and the prevailing interest rates and volatilities at the time. This gain has been accounted for in the income statement as an unrealised gain on financial instruments.

	Year ended June 30, 2002
	2003	2004	2005	2006	2007	Total
US dollar/Australian dollar
Forward sales:
Amount (US dollars, millions)	62.5	50.0	50.0	50.0	25.0	237.5
Average rate (US$/AU$)	0.4934	0.4934	0.4934	0.4934	0.4934
Zero cost collar:
Amount (US dollars, millions)	62.5	50.0	50.0	50.0	25.0	237.2
Average downside protection (US$/AU$)	0.5191	0.5191	0.5191	0.5191	0.5191
Average upside benefit cap (US$/AU$)	0.4289	0.4289	0.4289	0.4289	0.4289

  The marked-to-market value of the positions in the above table was a gain of Rand 447.2 million (US$43.2 million). The value was based on exchange rates of Rand/US$10.36 and US$/AU$ 0.5771 and the prevailing interest rates and volatilities at the time. This gain has been accounted for in the income statement as an unrealised gain on financial instruments.

32.   SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CANADIAN GAAP")

(a)
Canadian GAAP varies in certain significant respects from IFRS. The effect of those differences on the aggregated historical financial statements are quantified below and described in the accompanying notes.

South African Rand million		2004	2003	2002
Net income reported under IFRS		528.9	1,191.9	812.1
Canadian GAAP differences
Business combination — Purchase of Abosso	a	3.4	5.2	2.8
Business combination — Purchase of St. Ives and Agnew	a	9.9	8.2	4.9
Purchase price re-allocation	b	11.0	—	—
Impairment of mining assets	c	—	(279.8)	—
Revenue recognition	d	—	2.0	(2.0)
Financial instruments	f	—	447.1	(439.8)
Rehabilitation adjustments	g	(13.3)	(19.4)	—
Adjustment to exploration expense	h	55.6	(29.7)	(25.9)
Effect on minority interest		(1.0)	(1.5)	(0.8)
Tax effect of above adjustments		(3.4)	48.2	130.4

Net income under Canadian GAAP		591.1	1,372.2	481.7
Shareholders' equity reported under IFRS		5,599.1	3,580.8	2,762.0
Canadian GAAP differences
Business combination — Purchase of Abosso	a	(4.6)	(12.2)	(31.5)
Business combination — Purchase of St. Ives and Agnew	a	(113.3)	(123.2)	(131.4)
Purchase price re-allocation	b	11.0	—	—
Impairment of mining assets	c	(239.2)	(279.8)	—
Revenue recognition	d	—	—	(2.0)
Listed investments	e	(62.3)	(65.8)	(389.7)
Financial instruments	f	—	—	(447.1)
Rehabilitation adjustment	g	9.2	37.8	—
Adjustment to exploration expense	h	—	(55.6)	(25.9)
Effect on minority interest		(3.3)	(2.3)	(0.8)
Tax effect of above adjustments		119.8	133.2	301.2

Shareholders' equity under Canadian GAAP		5,316.4	3,212.9	2,034.8

(b)
Canadian GAAP varies in certain significant respects from IFRS. The effect of those differences on the aggregated historical financial statements are quantified below and described in the accompanying notes.

United States Dollars million		2004	2003	2002
Net income reported under IFRS		76.7	131.4	79.7
Canadian GAAP differences
Business combination — Purchase of Abosso	a	0.5	0.6	0.3
Business combination — Purchase of St. Ives and Agnew	a	1.4	0.9	0.5
Purchase price re-allocation	b	1.6	—	—
Impairment of mining assets	c	—	(30.9)	—
Revenue recognition	d	—	0.2	(0.2)
Financial instruments	f	—	49.3	(43.2)
Rehabilitation adjustments	g	(1.9)	(2.1)	—
Adjustment to exploration expense	h	8.1	(4.3)	(3.8)
Effect on minority interest		(0.1)	(0.2)	(0.1)
Tax effect of above adjustments		(0.6)	5.3	12.8

Net income under Canadian GAAP		85.7	150.2	46.0
Shareholders' equity reported under IFRS		888.7	459.7	266.6
Canadian GAAP differences
Business combination — Purchase of Abosso	a	(0.7)	(1.6)	(3.0)
Business combination — Purchase of St. Ives and Agnew	a	(18.0)	(15.8)	(12.7)
Purchase price re-allocation	b	1.8	—	—
Impairment of mining assets	c	(38.0)	(35.9)	—
Revenue recognition	d	—	—	(0.2)
Listed investments	e	(9.9)	(8.5)	(37.6)
Financial instruments	f	—	—	—
Rehabilitation adjustment	g	1.5	4.9	(43.2)
Adjustment to exploration expense	h	—	(8.1)	(3.8)
Effect on minority interest		(0.5)	(0.3)	(0.1)
Tax effect of above adjustments		19.0	17.1	29.1

Shareholders' equity under Canadian GAAP		843.9	411.5	195.1

  a)
  Under IFRS, traded equity securities issued as consideration in a business combination are valued on the date they are issued. Under Canadian GAAP, traded equity securities issued as consideration in a business combination are valued a few days before and after the terms of the transaction are announced.

  b)
  Under IFRS, a purchase price re-allocation was performed at the end of the financial year following the year of acquisition of the Australian operations. Under Canadian GAAP, the time period for re-allocation was exceeded and the re-allocation is reversed.

  c)
  Under Canadian GAAP, the carrying amount of mining assets exceeded its recoverable amount due to the difference in purchase price determination referred to in a) above and the reversal of the purchase price re-allocation referred to in b) above. Accordingly, an impairment of mining assets in Australia is recorded under Canadian GAAP.

  d)
  Under IFRS, prior to fiscal 2003, revenue was recognised prior to title passing to the buyer. Under Canadian GAAP, revenue is recognised when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

  e)
  IFRS require that available-for-sale financial instruments be recorded at market value and unrealised gains or losses recorded in shareholders' equity. Under Canadian GAAP, long-term listed equity securities are recorded at cost.

  f)
  IFRS requires that derivative financial instruments be accounted for at fair value on the balance sheet through earnings. Canadian GAAP required that derivative financial instruments be accounted for at fair value from the 2003 financial year.

  g)
  Under Canadian GAAP the discount and inflation interest rate under the full liability method of accounting for environment rehabilitation are fixed on the date the environmental liability exists. IFRS requires inflation and discount rates to be re-assessed, resulting in different carrying values of rehabilitation assets and amortisation thereof.

  h)
  During 2004, 2003 and 2002, exploration costs relating to Orogen Holdings (BVI) group were incorrectly expensed in the books of the Gold Fields Guernsey Limited group, a related group of companies in the Gold Fields Group. The Acquired Companies elected to adjust the error using the allowed alternative treatment under IFRS by recording the adjustment in the 2004 year and disclosing the pro forma effect on 2003 and 2002. Under Canadian GAAP, the allowed alternative treatment is not available. Accordingly, the adjustment to exploration expense has been recorded retrospectively in the 2003 and 2002 years.

33.   RELATED PARTY TRANSACTIONS

  None of the directors, officers or major shareholders of the group or, to the knowledge of the group, their families, had any interest, direct or indirect, in any transaction during the last three fiscal years, or in any proposed transaction which has affected, or will materially affect, the group or its investment interests or subsidiaries, other than as stated below.

  Rand Refinery Limited

  GFLMS, an affiliate company of the group, has agreements with Rand Refinery Limited ("Rand Refinery") in which Gold Fields, the group's parent company, holds a 33.1% interest. GF Ghana Limited and Abosso have an agreement with Rand Refinery to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines, which began in March 2002. With effect from April 1, 2004, Gold Fields served notice on Rand Refinery of its intent to sell all of its gold as from October 1, 2004.

  Nicholas J. Holland, who is the chief financial officer and a director of Gold Fields, has been a director of Rand Refinery since July 12, 2000. As a director of GFLMS which is a wholly-owned subsidiary of Gold Fields, Mr. Holland has declared his interest in the contract between Rand Refinery and GFLMS, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with either of GFLMS or GF Ghana Limited. Mr. Holland signed the agreement with Rand Refinery on behalf of GFLMS.

  The group believes that the above transaction with the related party has been conducted on terms at least as favourable to it as arm's-length terms.

  None of the directors or officers of the group, nor any associate of such director or officer, is currently, or has at any time during the past three fiscal years been, materially indebted to the group.

34.   SEGMENT REPORTING

  Financial summary South African Rand million

2004	Tarkwa	Damang	Australia	Corporate and other	Aggregated
Income statement for the year ended June 30, 2004
Revenue	1,470.8	827.9	2,003.2	—	4,301.9
Operating costs	(873.6)	(460.0)	(1,394.5)	—	(2,728.1)
Gold inventory change	0.2	(1.5)	(45.6)	—	(46.9)

Operating profit	597.4	366.4	563.1	—	1,526.9
Amortisation and depreciation	(100.9)	(56.0)	(414.5)	(2.9)	(574.3)

Net operating profit	496.5	310.4	148.6	(2.9)	952.6
Other income/(expenditure)	5.4	(0.1)	299.2	(193.8)	110.7
Normal taxation	(55.7)	(32.2)	(49.2)	—	(137.1)
Deferred taxation	(147.0)	(38.5)	(97.4)	16.3	(266.6)
Exceptional items	—	—	3.5	21.5	25.0

Profit/(loss) after taxation	299.2	239.6	304.7	(158.9)	684.6

Minority shareholders' interest	(86.5)	(69.2)	—	—	(155.7)

Net earnings/(loss)	212.7	170.4	304.7	(158.9)	528.9

2004	Tarkwa	Damang	Australia	Corporate and other	Aggregated
Balance sheet at June 30, 2004
Total assets	1,543.7	497.5	3,167.5	3,878.5	9,087.2
Total liabilities (excluding deferred taxation and outside shareholders)	222.7	99.0	521.5	1,264.1	2,107.3
— deferred taxation	388.3	1.2	376.3	(23.4)	742.4

Capital expenditure — net	944.3	21.9	800.2	79.0	1,845.4

  Financial summary US$ million

2004	Tarkwa	Damang	Australia	Corporate and other	Aggregated
Income statement for the year ended June 30, 2004
Revenue	213.2	120.0	290.3	—	623.5
Operating costs	(126.6)	(66.7)	(202.1)	—	(395.4)
Gold inventory change	—	(0.2)	(6.6)	—	(6.8)

Operating profit	86.6	53.1	81.6	—	221.3
Amortisation and depreciation	(14.6)	(8.1)	(60.1)	(0.4)	(83.2)

Net operating profit	72.0	45.0	21.5	(0.4)	138.1
Other income/(expenditure)	0.8	—	43.4	(28.2)	16.0
Normal taxation	(8.1)	(4.7)	(7.1)	—	(19.9)
Deferred taxation	(21.3)	(5.6)	(14.1)	2.4	(38.6)
Exceptional items	—	—	0.5	3.1	3.6

Profit/(loss) after taxation	43.4	34.7	44.2	(23.1)	99.2
Minority shareholders' interest	(12.5)	(10.0)	—	(0.1)	(22.6)

Net earnings/(loss)	30.9	24.7	44.2	(23.2)	76.6

2004	Tarkwa	Damang	Australia	Corporate and other	Aggregated
Balance sheet at June 30, 2004
Total assets	245.0	79.0	502.8	615.6	1,442.4
Total liabilities (excluding deferred taxation and outside shareholders)	36.1	15.7	82.8	200.0	334.6
— deferred taxation	61.6	0.2	59.7	(3.7)	117.8

Capital expenditure — net	136.9	3.2	116.0	11.4	267.5

  Financial summary South African Rand million

2003	Tarkwa	Damang	Australia	Corporate and other	Aggregated
Income statement for the year ended June 30, 2003
Revenue	1,627.1	902.6	1 986.3	—	4,516.0
Operating costs	(938.3)	(637.1)	(1,259.3)	—	(2,834.7)
Gold inventory change	(16.3)	(10.1)	59.0	—	32.6

Operating profit	672.5	255.4	786.0	—	1,713.9
Amortisation and depreciation	(141.2)	(64.1)	(510.0)	(4.1)	(719.4)

Net operating profit	531.3	191.3	276.0	(4.1)	994.5
Other income/(expenditure)	4.2	36.9	468.4	(169.3)	340.2
Normal taxation	(61.2)	(32.9)	(51.8)	0.1	(145.8)
Deferred taxation	(159.4)	(66.2)	(133.1)	16.8	(341.9)
Exceptional items	(1.3)	—	8.1	466.1	472.9

Profit/(loss) after taxation	313.6	129.1	567.6	309.6	1,319.9
Minority shareholders' interest	(90.6)	(37.3)	—	(0.1)	(128.0)

Net earnings/(loss)	223.0	91.8	567.6	309.5	1,191.9

2003	Tarkwa	Damang	Australia	Corporate and other	Aggregated
Balance sheet at June 30, 2003
Total assets	1,261.6	322.0	3,109.9	1,933.2	6,626.7
Total liabilities (excluding deferred taxation and outside shareholders)	229.6	122.3	592.1	841.6	1,785.6
— deferred taxation	314.2	(41.9)	338.1	(14.8)	595.6

Capital expenditure — net	207.4	14.4	629.4	53.1	904.3

  Financial summary US$ million

2003	Tarkwa	Damang	Australia	Corporate and other	Aggregated
Income statement for the year ended June 30, 2003
Revenue	179.4	99.5	219.0	—	497.9
Operating costs	(103.5)	(70.2)	(138.9)	—	(312.6)
Gold inventory change	(1.8)	(1.1)	6.5	—	3.6

Operating profit	74.1	28.2	86.6	—	188.9
Amortisation and depreciation	(15.6)	(7.1)	(56.2)	(0.4)	(79.3)

Net operating profit	58.5	21.1	30.4	(0.4)	109.6
Other income/(expenditure)	0.5	4.1	51.6	(18.7)	37.5
Normal taxation	(6.7)	(3.6)	(5.7)	(0.1)	(16.1)
Deferred taxation	(17.6)	(7.3)	(14.7)	1.9	(37.7)
Exceptional items	(0.1)	—	0.9	51.3	52.1

Profit/(loss) after taxation	34.6	14.3	62.5	34.0	145.4
Minority shareholders' interest	(10.0)	(4.1)	—	—	(14.1)

Net earnings/(loss)	24.6	10.2	62.5	34.0	131.3

2003	Tarkwa	Damang	Australia	Corporate and other	Aggregated
Balance sheet at June 30, 2003
Total assets	162.0	41.3	399.2	248.2	850.7
Total liabilities (excluding deferred taxation and outside shareholders)	29.5	15.7	76.0	108.1	229.3
— deferred taxation	40.3	(5.4)	43.4	(1.9)	76.4

Capital expenditure — net	22.9	1.6	69.4	5.8	99.7

  Financial summary South African Rand million

2002	Tarkwa	Damang	Australia	Corporate and other	Aggregated
Income statement for the year ended June 30, 2002
Revenue	1,572.9	470.7	1,390.0	—	3,433.6
Operating costs	(1,026.3)	(294.8)	(801.6)	—	(2,122.7)
Gold inventory change	105.0	(7.5)	(57.4)	—	40.2

Operating profit	651.6	168.4	531.0	—	1351.1
Amortisation and depreciation	(145.1)	(35.4)	(263.2)	(2.2)	(446.0)

Net operating profit	506.5	133.0	267.8	(2.2)	905.1
Other income/(expenditure)	8.1	(21.5)	557.6	(47.5)	496.7
Normal taxation	(59.2)	(10.9)	(31.9)	(0.1)	(102.1)
Deferred taxation	(117.2)	(10.2)	(237.1)	0.1	(364.4)
Exceptional items	—	—	—	0.6	0.6

Profit/(loss) after taxation	338.2	90.4	556.4	(49.1)	935.9
Minority shareholders' interest	(97.7)	(26.1)	—	—	(123.8)

Net earnings/(loss)	240.5	64.3	556.4	(49.1)	812.1

2002	Tarkwa	Damang	Australia	Corporate and other	Aggregated
Balance sheet at June 30, 2002
Total assets	1,385.1	314.0	3,654.0	2,325.4	7,678.5
Total liabilities (excluding deferred taxation and outside shareholders)	302.1	222.4	1,843.1	1,639.8	4,007.4
— deferred taxation	235.9	(131.4)	241.0	—	345.5

Capital expenditure — net	80.5	5.5	353.3	76.3	515.6

  Financial summary US$ million

2002	Tarkwa	Damang	Australia	Corporate and other	Aggregated
Income statement for the year ended June 30, 2002
Revenue	154.4	46.2	136.3	0.1	337.0
Operating costs	(100.7)	(28.9)	(78.7)	—	(208.3)
Gold inventory change	10.3	(0.7)	(5.6)	(0.1)	3.9

Operating profit	64.0	16.6	52.0	—	132.6
Amortisation and depreciation	(14.2)	(3.5)	(25.8)	(0.2)	(43.7)

Net operating profit	49.8	13.1	26.2	(0.2)	88.9
Other income/(expenditure)	0.8	(2.1)	54.7	(4.7)	48.7
Normal taxation	(5.8)	(1.1)	(3.1)	—	(10.0)
Deferred taxation	(11.5)	(1.0)	(23.3)	—	(35.8)
Exceptional items	—	—	—	0.1	0.1

Profit/(loss) after taxation	33.3	8.9	54.5	(4.8)	91.9

Minority shareholders' interest	(9.6)	(2.6)	—	—	(12.2)

Net earnings/(loss)	23.7	6.3	54.5	(4.8)	79.7

2002	Tarkwa	Damang	Australia	Corporate and other	Aggregated
Balance sheet at June 30, 2002
Total assets	177.8	40.3	469.1	298.5	985.7
Total liabilities (excluding deferred taxation and outside shareholders)	38.8	28.5	236.6	210.5	514.4
— deferred taxation	30.3	(16.90)	30.9	0.1	44.4

Capital expenditure — net	7.9	0.5	34.7	8.2	51.3

35.   SUBSEQUENT EVENTS

  On October 18, 2004, Harmony Gold Mining Company Limited announced an unsolicited and hostile proposal to merge with Gold Fields.

SCHEDULE M

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
GOLD FIELDS INTERNATIONAL

COMPILATION REPORT

        Unless the context otherwise requires, capitalized terms used in this schedule M that are not defined herein have the meanings ascribed to such terms in the Circular to which this schedule M is attached. All references to dollar amounts in this schedule M are to US dollars unless expressly stated otherwise.

1.	Independent Reporting Accountants' Report	M-2
2.	Pro Forma Condensed Consolidated Financial Statements of Gold Fields International (Canadian GAAP, US dollars)	M-4
3.	Independent Reporting Accountants' Report	M-9
4.	Pro Forma Condensed Consolidated Financial Statements of Gold Fields International (IFRS, Rand)	M-11

1.     INDEPENDENT REPORTING ACCOUNTANTS' REPORT

October 25, 2004 The Directors Gold Fields Limited 24 St. Andrews Road Parktown 2193	PricewaterhouseCoopers Inc Reg. no. 1998/012055/21 2 Eglin Road Sunninghill 2157 Private Bag X36 Sunninghill 2157 South Africa Telephone +27 (11) 797 4000 Facsimile +27 (11) 797 5800 www.pwc.com/za

Gentlemen

Report of the independent reporting accountants on the unaudited pro forma financial information of Gold Fields International (as defined herein) under Canadian generally accepted accounting principles ("Canadian GAAP")

        On August 11, 2004, IAMGold Corporation ("IAMGold") and Gold Fields Limited ("Gold Fields") announced their intent to transfer to IAMGold the assets of Gold Fields located outside the Southern African Development Community (the "Acquired Interests"). Under the terms of agreement, IAMGold will issue 351,690,218 fully paid and non-assessable common shares to Gold Fields in exchange for the transfer of the Acquired Interests (the "Transaction"). As a result of the Transaction, IAMGold (to be named "Gold Fields International Limited" ("Gold Fields International") upon the completion of the Transaction) will approximately be held 30% by existing IAMGold shareholders and 70% by Gold Fields on a fully diluted basis.

        We have read the accompanying unaudited pro forma condensed consolidated balance sheet of Gold Fields International as at June 30, 2004 and unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2004 and have performed the following procedures:

1.
Compared the figures in the columns captioned "Note 4(a)" and "Note 4(f)" to the audited consolidated financial statements of the Acquired Companies as at June 30, 2004 and for the year then ended, adjusted for Canadian GAAP differences. We found the figures to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

2.
Compared the figures in the column captioned "Note 4(b)" to the Canadian GAAP unaudited consolidated statement of operations of IAMGold for the twelve month period ended June 30, 2004 and found them to be in agreement.

3.
Compared the figures in the column captioned "Note 4(g)" to the fair value adjustments of identifiable assets and liabilities of IAMGold as compiled by IAMGold management.

4.
Made enquiries of certain officials of Gold Fields and IAMGold who have responsibility for financial and accounting matters about:

•
the basis for determination of the pro forma adjustments; and

•
whether the pro forma condensed consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the "Acts") and the related regulations.

        The officials:

  •
  described to us the basis of determination of the pro forma adjustments; and

  •
  stated that the pro forma condensed consolidated financial statements comply as to form in all material respects with the Acts and the related regulations.

5.
Read the notes to the pro forma condensed consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.
In connection with the unaudited pro forma condensed consolidated statement of operations of Gold Fields International for the year ended June 30, 2004, we recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Note 4 (a)" and "Note 4(b)" and found the amounts in the column captioned "Note 4(e)" to be arithmetically correct.

7.
In connection with the unaudited pro forma condensed consolidated balance sheet of Gold Fields International as at June 30, 2004, we recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Note 4(f)" and "Note 4(g)" and found the amounts in the column captioned "Note 4(i)" to be arithmetically correct.

        These pro forma condensed consolidated financial statements are based on management's assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma condensed consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Yours faithfully

PRICEWATERHOUSECOOPERS INC.
CHARTERED ACCOUNTANTS (SOUTH AFRICA)
REGISTERED ACCOUNTANTS AND AUDITORS
Johannesburg

2.     PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GOLD FIELDS INTERNATIONAL (US DOLLARS)

GOLD FIELDS INTERNATIONAL

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year ended June 30, 2004
(unaudited)
(Expressed in United States Dollars unless otherwise stated)

	Note 4(a)	Note 4(b)	Note 4(c)	Note 4(d)	Note 4(e)
	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil
Revenue	623.5	105.0	—	—	728.5
Cost of sales	(483.8)	(108.1)	(3.3)	—	(595.2)
Exploration expense	(27.6)	(5.3)	—	—	(32.9)
Environmental rehabilitation interest charge	(0.5)	—	—	—	(0.5)

Operating profit	111.6	(8.4)	(3.3)	—	99.9
Investment income	4.1	—	—	—	4.1
Finance income	2.2	(0.6)	—	—	1.6
Share of profits from associate	—	13.2	—	(13.2)	—
Amortisation of goodwill	—	—	—	—	—
Unrealised gain on financial instruments	40.1	—	—	—	40.1
Realised gain on financial instruments	4.4	—	—	—	4.4
Other income	1.4	10.6	—	—	12.0
Profit on sale of investments	3.1	—	—	—	3.1
Other	0.5	—	—	—	0.5

Profit before taxation	167.4	14.8	(3.3)	(13.2)	165.7
Mining and income tax	(59.0)	0.8	0.7	—	(57.5)

Profit after taxation	108.4	15.6	(2.6)	(13.2)	108.2
Minority shareholders' interest	(22.7)	—	—	14.8	(7.9)

Net earnings	85.7	15.6	(2.6)	1.6	100.3

Earnings per share (cents)
Basic					20.2

Diluted					20.1

Weighted average number of shares outstanding (Note 5)
Basic				497,254,397
Diluted				499,196,025

GOLD FIELDS INTERNATIONAL

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As at June 30, 2004
(unaudited)
(Expressed in United States Dollars unless otherwise stated)

	Note 4(f)	Note 4(g)	Note 4(h)	Note 4(i)
	US$ mil	US$ mil	US$ mil	US$ mil
Assets
Non-current assets	887.8	430.7	351.0	1,669.5
Property, plant and equipment	767.0	345.7	(60.0)	1,052.7
Goodwill	—	—	411.0	411.0
Investments	50.6	85.0	—	135.6
Non-current portion on financial instruments	70.2	—	—	70.2
Current assets	493.3	98.0	—	591.3
Inventories	98.0	84.4	—	182.4
Accounts receivable	36.4	27.7	—	64.1
Deferred stripping cost	9.2	—	—	9.2
Current portion of financial instruments	37.1	—	—	37.1
Cash and cash equivalents	312.6	(14.1)	—	298.5

Total assets	1,381.1	528.7	351.0	2,260.8

Equity and liabilities
Shareholders' equity	844.2	—	841.3	1,685.5
Minority interest	101.3	—	(59.6)	41.7
Non-current liabilities	321.3	78.8	—	400.1
Deferred taxation	98.7	61.8	—	160.5
Long-term liabilities	182.7	10.9	—	193.6
Long-term provisions	39.9	6.1	—	46.0
Current liabilities	114.3	19.2	—	133.5
Accounts payable	110.6	19.2	—	129.8
Taxation	3.7	—	—	3.7

Total equity and liabilities	1,381.1	98.0	781.7	2,260.8

Net asset value per share (cents)				339
Net tangible asset value per share (cents)				256

GOLD FIELDS INTERNATIONAL

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004
(unaudited)
(Expressed in United States Dollars unless otherwise stated)

1.     BASIS OF PREPARATION

  The unaudited pro forma condensed consolidated financial statements of Gold Fields International as at June 30, 2004 and for the year then ended have been prepared by management of Gold Fields after giving effect to the Transaction. These pro forma condensed consolidated financial statements have been compiled from and include:

  •
  A pro forma condensed consolidated income statement combining the unaudited consolidated statement of operations of IAMGold for the 12 months ended June 30, 2004 with the audited compiled consolidated statement of operations of the Acquired Companies for the year ended June 30, 2004.

  •
  A pro forma condensed consolidated balance sheet combining the unaudited consolidated balance sheet of IAMGold as at June 30, 2004 and the audited compiled consolidated balance sheet of the Acquired Companies as at June 30, 2004.

  The pro forma condensed consolidated balance sheet has been prepared as if the Transaction had occurred on June 30, 2004. The pro forma condensed consolidated statement of operations for the year ended June 30, 2004 has been prepared as if the Transaction had occurred on July 1, 2003.

  It is management's opinion that these pro forma condensed consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the Transaction in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applied on a basis consistent with Gold Fields' policies, adjusted for Canadian GAAP. The pro forma condensed consolidated financial statements are not intended to reflect the results of operations or the financial position of Gold Fields International which would have actually resulted had the proposed Transaction been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

  The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of the Acquired Companies and IAMGold as described above.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the audited historical financial statements of the Acquired Companies for the year ended June 30, 2004 which are included in this Circular. The accounting policies have been adjusted for Canadian GAAP differences and the necessary adjustments have been recorded in the financial information.

3.     BUSINESS ACQUISITIONS

  On August 11, 2004, IAMGold and Gold Fields announced their intent to combine IAMGold and the Acquired Interests. Under the terms of agreement IAMGold will issue 351,690,218 fully paid and non-assessable common shares ("IAMGold Shares") to Gold Fields in exchange for the transfer of the Acquired Interests. As a result of the proposed Transaction, Gold Fields International will approximately be held 30% by existing IAMGold shareholders and 70% by Gold Fields.

  The Transaction will be accounted for as reverse takeover transaction, with the Acquired Interests, for accounting purposes, being identified as the acquirer and IAMGold as the acquiree. As a result, IAMGold's assets and liabilities are fair valued and added to the Acquired Companies' balance sheet at the date of the Transaction. The value of IAMGold's outstanding shares before the Transaction is used to calculate the purchase price consideration. The value placed on one IAMGold Share was Cdn$7.47 per share, being IAMGold's share price at the date of announcement with a 5% transaction cost allowance.

  The preliminary allocation of the purchase price summarised in the table below is subject to change:

  (United States Dollars in millions)

Purchase price:
145,564,179 IAMGold Shares	825.3
Stock options of IAMGold	16.4

841.7
Net assets acquired:
Property, plant and equipment	345.7
Investments	85.0
Inventories	84.4
Accounts receivable	27.7
Cash and cash equivalents (after special dividend of Cdn$0.50 per IAMGold Share and transaction costs)	(14.1)
Long-term debt	(10.9)
Long-term provisions	(6.1)
Deferred income taxes	(61.8)
Accounts payable	(19.2)

430.7
Goodwill arising	411.0

841.7

  The Transaction is subject to, amongst other things, regulatory and shareholder approvals. The fair values of the net assets of IAMGold to be acquired will ultimately be determined at the date of closing of the Transaction. Therefore, it is likely that the fair values of assets and liabilities acquired and purchase consideration will vary from those shown above and the differences may be material.

4.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  The pro forma condensed consolidated financial statements include the following pro forma assumptions and adjustments:

  (a)
  Extracted from the audited consolidated income statement of the Acquired Companies for the year ended June 30, 2004, adjusted for Canadian GAAP differences.

  (b)
  Represents the Canadian GAAP unaudited consolidated statement of operations of IAMGold, aggregated from the accounting records, for the 12 months ended June 30, 2004.

  (c)
  Amortisation of the fair value adjustment to the net assets of IAMGold arising on the reverse acquisition.

  (d)
  Represents minority shareholders' interest in profits as if the Transaction was effective on July 1, 2003 and eliminating IAMGold's share of profits in associates (Tarkwa and Damang mines).

  (e)
  Pro forma income statement of Gold Fields International after the Transaction, on a Canadian GAAP basis.

  (f)
  Extracted from the audited consolidated balance sheet of the Acquired Companies as at June 30, 2004, adjusted for Canadian GAAP differences.

  (g)
  Represents the identifiable assets and liabilities of IAMGold at their fair values after taking account of the special dividend of Cdn$0.50 per share (Cdn$72.8 million in aggregate) and transaction costs.

  (h)
  Consolidation adjustment to record the equity issued by IAMGold, to account for goodwill arising on the reverse acquisition, to adjust the minority shareholders' interest and to reverse 18.9% of the book value of property, plant and equipment already included in the Acquired Interests as is recorded at fair value by the Acquired Interests following the Transaction.

  (i)
  Pro forma balance sheet of Gold Fields International after the Transaction, on a Canadian GAAP basis.

  (j)
  No adjustment has been included for the potential additional IAMGold Shares to be issued by IAMGold in connection with the total net cash contributed by Gold Fields to the Acquired Companies from June 24, 2004 through the Completion Date.

5.     PRO FORMA EARNINGS PER SHARE

  (a)
  Basic earnings per share

    The average number of IAMGold Shares used in the computation of pro forma basic earnings per share has been determined as follows:

Number of IAMGold Shares before the Transaction	145,564,179
Issued as a consequence of the Transaction	351,690,218

Average number of IAMGold Shares outstanding, basic	497,254,397

  (b)
  Diluted earnings per share

    The average number of IAMGold Shares used in the computation of pro forma diluted earnings per share has been determined as follows:

Number of IAMGold Shares before the Transaction	145,564,179
Issued as a consequence of the Transaction	351,690,218

Average number of IAMGold Shares outstanding, basic	497,254,397
Dilutive effect of IAMGold share options	1,941,628

Average number of IAMGold Shares outstanding, diluted	499,196,025

    To calculate the dilutive effect of share options an average IAMGold Share price of Cdn$8.36 was assumed for the year ended June 30, 2004.

3.     INDEPENDENT REPORTING ACCOUNTANTS' REPORT

October 25, 2004 The Directors Gold Fields Limited 24 St. Andrews Road Parktown 2193	PricewaterhouseCoopers Inc Reg. no. 1998/012055/21 2 Eglin Road Sunninghill 2157 Private Bag X36 Sunninghill 2157 South Africa Telephone +27 (11) 797 4000 Facsimile +27 (11) 797 5800 www.pwc.com/za

Gentlemen

Report of the independent reporting accountants on the unaudited pro forma financial information of Gold Fields International (as defined herein) under International Financial Reporting Standards ("IFRS")

        On August 11, 2004, IAMGold Corporation ("IAMGold") and Gold Fields Limited ("Gold Fields") announced their intent to transfer to IAMGold the assets of Gold Fields located outside the Southern African Development Community (the "Acquired Interests"). Under the terms of agreement, IAMGold will issue 351,690,218 fully paid and non-assessable common shares to Gold Fields in exchange for the transfer of the Acquired Interests (the "Transaction"). As a result of the Transaction, IAMGold (to be named "Gold Fields International Limited" ("Gold Fields International") upon the completion of the Transaction) will approximately be held 30% by existing IAMGold shareholders and 70% by Gold Fields on a fully diluted basis.

        We report on the unaudited pro forma balance sheet and income statement set out in schedule M and on the unaudited pro forma condensed consolidated financial information (the "pro forma financial information") set out in the sections entitled "Summary" and "Gold Fields International After Completion of the Transaction — Summary Pro Forma Financial Information" of the management information circular dated November 4, 2004 of IAMGold (the "Circular").

        The unaudited pro forma financial information has been prepared for illustrative purposes to provide information about how the proposed Transaction would have affected the results Gold Fields International for the year ended June 30, 2004. Because of its nature, the unaudited pro forma financial information may not give a fair reflection of Gold Fields International's financial position nor the effect of income going forward.

        At your request, and for purposes of the Circular, we present our report on the unaudited pro forma financial information of Gold Fields International in compliance with applicable Canadian securities law requirements.

Responsibilities

        The directors of Gold Fields are solely responsible for the preparation of the unaudited pro forma financial information to which this independent reporting accountants' report relates, and for the financial statements and financial information from which it has been prepared.

        It is our responsibility to form an opinion on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed at their dates of issue.

Basis of opinion

        Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted financial information to the accounting records of Gold Fields International for the year ended June 30, 2004, considering the evidence supporting the adjustments to the unaudited pro forma financial information, recalculating the amounts based on the information obtained and discussing the unaudited pro forma financial information with the directors of Gold Fields.

        Because the above procedures do not constitute either an audit or a review made in accordance with statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited pro forma financial information.

        Had we performed additional procedures or had we performed an audit or review of the financial statements in accordance with statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

Opinion

        In our opinion:

  •
  the unaudited pro forma financial information has been properly compiled on the basis stated;

  •
  such basis is consistent with the accounting policies of the Acquired Companies (as defined in the Circular) on an IFRS basis; and

  •
  the adjustments are appropriate for the purposes of the unaudited pro forma financial information in terms of Section 8.30 of the JSE Listings Requirements.

Yours faithfully

PRICEWATERHOUSECOOPERS INC.
CHARTERED ACCOUNTANTS (SOUTH AFRICA)
REGISTERED ACCOUNTANTS AND AUDITORS
Johannesburg

4.     PRO FORMA CONDENSED FINANCIAL STATEMENTS OF GOLD FIELDS INTERNATIONAL (RAND)

GOLD FIELDS INTERNATIONAL

PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

Year ended June 30, 2004
(unaudited)
(Expressed in South African Rand unless otherwise stated)

	Note 4(a)	Note 4(b)	Note 4(c)	Note 4(d)	Note 4(e)
	R mil	R mil	R mil	R mil	R mil
Revenue	4,301.9	713.1	—	—	5,015.0
Cost of sales	(3,349.3)	(742.0)	(22.8)	—	(4,114.1)

Operating profit	952.6	(28.9)	(22.8)	—	900.9
Investment income	28.5	—	—	—	28.5
Finance income	11.8	(3.8)	—	—	8.0
Share of profits from associate	—	90.8	—	(90.8)	—
Amortisation of goodwill	—	—	(221.6)	—	(221.6)
Unrealised gain on financial instruments	276.4	—	—	—	276.4
Realised gain on financial instruments	30.5	—	—	—	30.5
Other income	9.6	73.4	—	—	83.0
Exploration expense	(246.1)	(36.9)	—	—	(283.0)
Profit on sale of investments	21.5	—	—	—	21.5
Other	3.5	—	—	—	3.5

Profit before taxation	1,088.3	94.6	(244.4)	(90.8)	847.7
Mining and income tax	(403.7)	6.0	5.1	—	(392.6)

Profit after taxation	684.6	100.6	(239.3)	(90.8)	455.1
Minority shareholders' interest	(155.7)	—	—	101.8	(53.9)

Net earnings	528.9	100.6	(239.3)	11.0	401.2

Earnings per share (cents)
Basic					80.7

Diluted					80.4

Weighted average number of shares outstanding (Note 5)
Basic				497,254,397
Diluted				499,196,025

GOLD FIELDS INTERNATIONAL

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As at June 30, 2004
(unaudited)
(Expressed in South African Rand unless otherwise stated)

	Note 4(f)	Note 4(g)	Note 4(h)	Note 4(i)
	R mil	R mil	R mil	R mil
Assets
Non-current assets	5,979.2	2,705.7	2,485.8	11,170.7
Property, plant and equipment	5,155.2	2,178.5	(380.2)	6,953.5
Goodwill	—	—	2,866.0	2,866.0
Investments	381.4	527.2	—	908.6
Non-current portion on financial instruments	442.6	—	—	442.6
Current assets	3,108.0	626.2	—	3,734.2
Inventories	617.5	531.8	—	1,149.3
Accounts receivable	229.2	182.6	—	411.8
Deferred stripping cost	58.2	—	—	58.2
Current portion of financial instruments	233.5	—	—	233.5
Cash and cash equivalents	1,969.6	(88.2)	—	1,881.4

Total assets	9,087.2	3,331.9	2,485.8	14,904.9

Equity and liabilities
Shareholders' equity	5,599.1	—	5,619.0	11,218.1
Minority interest	638.4	—	(417.5)	220.9
Non-current liabilities	2,129.2	496.3	—	2,625.5
Deferred taxation	742.4	389.3	—	1,131.7
Long-term liabilities	1,151.2	68.5	—	1,219.7
Long-term provisions	235.6	38.5	—	274.1
Current liabilities	720.5	119.9	—	840.4
Accounts payable	696.9	119.9	—	816.8
Taxation	23.6	—	—	23.6

Total equity and liabilities	9,087.2	616.2	5,201.5	14,904.9

Net asset value per share (cents)				2,256.0
Net tangible asset value per share (cents)				1,679.6

GOLD FIELDS INTERNATIONAL

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004
(unaudited)
(Expressed in South African Rands unless otherwise stated)

1.     BASIS OF PREPARATION

  The unaudited pro forma condensed consolidated financial statements of Gold Fields International as at June 30, 2004 and for the year then ended have been prepared by management of Gold Fields after giving effect to the Transaction. These pro forma condensed consolidated financial statements have been compiled from and include:

  •
  A pro forma condensed consolidated income statement combining the unaudited consolidated statement of operations of IAMGold for the 12 months ended June 30, 2004 with the audited compiled consolidated income statement of the Acquired Companies for the year ended June 30, 2004.

  •
  A pro forma condensed consolidated balance sheet combining the unaudited consolidated balance sheet of IAMGold as at June 30, 2004 and the audited compiled consolidated balance sheet of the Acquired Companies as at June 30, 2004.

  The pro forma condensed consolidated balance sheet has been prepared as if the Transaction had occurred on June 30, 2004. The pro forma condensed consolidated income statement for the year ended June 30, 2004 has been prepared as if the Transaction had occurred on July 1, [2003].

  It is management's opinion that these pro forma condensed consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the Transaction in accordance with IFRS applied on a basis consistent with Gold Fields' policies. The pro forma condensed consolidated financial statements are not intended to reflect the results of operations or the financial position of Gold Fields International which would have actually resulted had the Transaction been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

  The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of the Acquired Companies and IAMGold as described above.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the audited historical financial statements of the Acquired Companies for the year ended June 30, 2004 which are included in this Circular.

3.     BUSINESS ACQUISITIONS

  On August 11, 2004, IAMGold and Gold Fields announced their intent to combine IAMGold and the Acquired Interests. Under the terms of agreement IAMGold will issue 351,690,218 fully paid and non-assessable common shares ("IAMGold Shares") to Gold Fields in exchange for the transfer of the Acquired Interests. As a result of the proposed Transaction, Gold Fields International will approximately be held 30% by existing IAMGold shareholders and 70% by Gold Fields.

  The Transaction will be accounted for as reverse takeover transaction, with the Acquired Interests, for accounting purposes, being identified as the acquirer and IAMGold as the acquiree. As a result, IAMGold's assets and liabilities are fair valued and added to the Acquired Companies' balance sheet at the date of the Transaction. The value of IAMGold's outstanding shares before the Transaction is used to calculate the purchase price consideration. The value placed on one IAMGold Share was Cdn$7.86 per share, being IAMGold's share price at the date of announcement. The actual purchase price under IFRS will only be determined based on the published share price of IAMGold at the date the control is established.

  The preliminary allocation of the purchase price summarised in the table below is subject to change:

  (South African Rand in millions)

Purchase price:
145,564,179 IAMGold Shares	5,473.1
Stock options of IAMGold	108.6

5,581.7
Net assets acquired:
Property, plant and equipment	2,178.5
Investments	527.2
Inventories	531.8
Accounts receivable	182.6
Cash and cash equivalents (after special dividend of Cdn$0.50 per IAMGold Share and transaction costs)	(88.2)
Long-term debt	(38.5)
Long-term provisions	(68.5)
Deferred income taxes	(389.3)
Accounts payable	(119.9)

2,715.7
Goodwill arising	2,866.0

5,581.7

  The Transaction is subject to, amongst other things, regulatory and shareholder approvals. The fair values of the net assets of IAMGold to be acquired will ultimately be determined at the date of closing of the Transaction. Therefore, it is likely that the fair values of assets and liabilities acquired and purchase consideration will vary from those shown above and the differences may be material.

4.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  The pro forma condensed consolidated financial statements include the following pro forma assumptions and adjustments:

  (a)
  Extracted from the audited aggregated income statement of the Acquired Companies for the year ended June 30, 2004, on an IFRS basis.

  (b)
  Represents the unaudited consolidated statement of operations of IAMGold, on an IFRS basis, aggregated from the accounting records, for the 12 months ended June 30, 2004.

  (c)
  Amortisation of the fair value adjustment to the net assets of IAMGold and amortisation of goodwill arising on the reverse acquisition.

  (d)
  Represents minority shareholders' interest in profits as if the Transaction was effective on July 1, 2003 and eliminating IAMGold's share of profits in associates (Tarkwa and Damang mines).

  (e)
  Pro forma income statement of Gold Fields International after the Transaction, on an IFRS basis.

  (f)
  Extracted from the audited aggregated balance sheet of the Acquired Companies as at June 30, 2004, on an IFRS basis.

  (g)
  Represents the identifiable assets and liabilities of IAMGold at their fair values after taking account of the special dividend of Cdn$0.50 per share (Rand 348.2 million and Cdn$72.8 million in aggregate) and transaction costs.

  (h)
  Consolidation adjustment to record the equity issued by IAMGold, to account for goodwill arising on the reverse acquisition, to adjust the minority shareholders' interest and to reverse 18.9% of the book value of property, plant and equipment included in the Acquired Companies as is recorded at fair value by IAMGold.

  (i)
  Pro forma balance sheet of Gold Fields International after the Transaction, on an IFRS basis.

  (j)
  No adjustment has been included for the potential additional IAMGold Shares to be issued by IAMGold in connection with the total net cash contributed by Gold Fields to the Acquired Companies from June 24, 2004 through the Completion Date.

5.     PRO FORMA EARNINGS PER SHARE

  (a)
  Basic earnings per share

    The average number of IAMGold Shares used in the computation of pro forma basic earnings per share has been determined as follows:

Number of IAMGold Shares before the Transaction	145,564,179
Issued as a consequence of the Transaction	351,690,218

Average number of IAMGold Shares outstanding, basic	497,254,397

  (b)
  Diluted earnings per share

    The average number of IAMGold Shares used in the computation of pro forma diluted earnings per share has been determined as follows:

Number of IAMGold Shares before the Transaction	145,564,179
Issued as a consequence of the Transaction	351,690,218

Average number of IAMGold Shares outstanding, basic	497,254,397
Dilutive effect of IAMGold Share options	1,941,628

Average number of IAMGold Shares outstanding, diluted	499,196,025

    To calculate the dilutive effect of share options an average IAMGold Share price of Cdn$8.36 was assumed for the year ended June 30, 2004.

SCHEDULE N

TECHNICAL GLOSSARY

1.     JORC DEFINITIONS

        The definitions of ore reserves under the JORC Code are as follows:

"ore reserve" means the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

"probable ore reserve" means the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

"proved ore reserve" means the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        Unless otherwise stated, where the terms ore reserve, proved ore reserve or probable ore reserve are used in schedule J of this Circular, such terms have the foregoing meanings.

        The definitions of mineral resources under the JORC Code are as follows:

"indicated mineral resource" means that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

"inferred mineral resource" means that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

"measured mineral resource" means that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

"mineral resource" means a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

        Unless otherwise stated, where the terms mineral resource, measured mineral resource, indicated mineral resource or inferred mineral resource are used in schedule J of this Circular, such terms have the foregoing meanings. Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

        The foregoing definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the "CIM Standards") adopted under National Instrument 43-101 — Standards of Disclosure for Mineral Projects. If ore reserves and mineral resources for the Sadiola gold mine, the Yatela gold mine, the Tarkwa gold mine, and the Damang gold mine, the St. Ives gold mine and the Agnew gold mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resources estimates for such mines set forth herein.

2.     TECHNICAL GLOSSARY

"aircore" means target generation drilling technique used in the weathered zone.

"albite" means a sodium bearing feldspar mineral: NaAlSi3O8.

"alluvial" means pertaining to a sedimentary deposit deposited by a river.

"amphibole" means a group of ferromagnesian minerals characterised by a molecular structure of a double chain of silica tetrahedra.

"ankerite" means a calcium-iron carbonate mineral: CaFe (CO3)2.

"anticline" means a convex fold in rock, the central part of which contains the oldest rock.

"antiform" means a convex fold in rock where the relative ages of the constituent rocks are unknown.

"Archaean" means that period of geological time prior to 2.5 million years before present; the earlier part of the Precambrian Era.

"argillaceous" means applied to rocks or substances composed of clay minerals, or having a notable portion of clay in their composition.

"assay" means the chemical analysis of mineral samples to determine the metal content.

"auriferous" means bearing gold.

"backfill" means material generally sourced from mine residues and utilised for the filling of mined voids, to ensure long term stability of excavations and to minimize the effects of seismic activity.

"banded iron formation" means a rock that consists of alternating bands of iron-rich minerals, generally hematite, and chert or fine grained quartz.

"batter angle" means slope from bottom to top of the face of a wall.

"bedrock" means the solid rock that underlies gravel, soil, or other superficial material.

"breccia" means a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or a fine-grained matrix.

"calcite" means a calcium carbonate mineral: CaCO3.

"capital expenditure" means specific project or ongoing expenditure for replacement or additional equipment, materials or infrastructure.

"carbon-in-leach" means the recovery process in which gold is leached from gold ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same vessel. The loaded carbon is then separated from the pulp for subsequent gold removal by elution. This process is typically employed where there is a naturally occurring gold adsorbent in the ore.

"carbon-in-pulp" means the recovery process in which gold is first leached from gold ore pulp by cyanide and then adsorbed onto activated carbon granules in separate vessels. The loaded carbon is then separated from the pulp for subsequent gold removal by elution.

"cash costs" means namely direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, bullion transport and refining charges.

"chalcopyrite" means a copper-iron sulphide mineral: CuFeS2.

"chlorite" means (Mg,Fe)3(Si,Al)4O10(OH2).(Mg,Fe)3(OH)6, an important group of sheet silicates found in metamorphic, sedimentary and altered igneous rocks.

"clast" means a particle of rock or single crystal which has been derived by weathering and erosion.

"composite" means combining more than one sample result to give an average result over a larger distance.

"concentrate" means a metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

"conglomerate" means a detrital sedimentary rock composed of rounded or sub-angular pebbles or cobbles in a finer grained matrix of siltstone or sandstone.

"craton" means a part of the Earth's crust that has attained stability and has been little deformed for a long period of geological time.

"crushing" means initial process of reducing ore particle size to render it more amenable for further processing.

"cumulate" means any igneous rock formed by the accumulation of crystals settling out of a magma.

"cut-back" means the extension of an open pit mine by moving the pit wall to access additional ore.

"cyanidation" means extraction of gold or silver from crushed ore by dissolving the metal in a weak solution of sodium cyanide.

"decline" means a surface or sub-surface excavation in the form of a tunnel which is developed from the uppermost point downwards.

"development" means underground work carried out for the purpose of opening up a mineral deposit, includes shaft sinking, crosscutting, drifting and raising.

"dewatering" means the removal of water from a drowned shaft, waterlogged workings or an aquifer to allow the commencement or sustainment of mining.

"diamond drill" means a rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections.

"dilution" means waste which is unavoidably mined with ore.

"dip" means angle of inclination of a geological feature/rock from the horizontal.

"drill-hole" means method of sampling rock that has not been exposed.

"dyke" means a tabular, vertical to sub-vertical body of igneous rock formed by the injection of magma into planar zones of weakness.

"elution" means the chemical process of desorbing gold from activated carbon.

"Eocene" means an epoch of the Palaeogene, 56.5 - 35.4 Ma.

"epiclastic" means descriptive of sedimentary material redeposited from an existing sediment.

"epidote" means a group of minerals commonly formed by low temperature metamorphism of igneous or sedimentary rocks: Ca2(Fe,Al)3(SiO4)3(OH).

"erosion" means the wearing-away of soil and rock by weathering, mass wasting, and the action of streams, glaciers, waves, wind and underground water.

"face" means the end of a drift, crosscut or stope at which work is taking place.

"facies" means a rock unit defined by its composition, internal geometry and formation environment.

"fall of ground" means a partial or complete collapse of the fabric of an underground mine.

"fault" means a discontinuity surface across which there has been shear displacement.

"felsic" means the amount of light-coloured minerals in an igneous rock.

"fluvial" means pertaining to the processes and actions of a river or stream.

"fold" means plastic deformation of previously horizontal rock strata.

"foliation" means a repeated or penetrative planar feature in a rock.

"footwall" means the underlying side of an orebody or stope.

"gabbro" means a coarse grained intrusive mafic igneous rock similar in composition to basalt.

"galena" means a lead sulphide mineral: PbS.

"garnet" means cubic mineral with the general formula A32+B23+Si3O12 where A = magnesium, iron, manganese or calcium and B = aluminum, iron or, rarely, chromium.

"grade" means the measure of concentration of gold or other valuable metal within mineralised rock.

"Granite" means a coarse grained igneous rock composed of quartz and alkali feldspar with small amounts of plagioclase, biotite and hornblende.

"granite" means a coarse-grained intrusive igneous rock in which quartz makes up 10% to 50% of the felsic components.

"granitoid" means a term for any granitic rock.

"granodiorite" means a coarse grained igneous rock composed dominantly of sodic plagioclase, alkali feldspar, quartz and small amounts of dark-coloured minerals.

"greenschist" means a metamorphic facies of low-grade regional metamorphism of temperature range 300-500°C.

"greenstone" means a field term for any compact dark-green altered or metamorphosed basic igneous rock that owes its colour to chlorite.

"greywacke" means term for an immature sandstone with <15% clay minerals.

"gyroscopic survey" means a survey conducted using a non-magnetic gyroscopic tool oriented to known survey coordinates on the surface.

"hanging wall" means the overlying side of an orebody of stope.

"haulage" means a horizontal underground excavation which is used to transport mined ore.

"head grade" means the average grade of ore fed to a mill/plant.

"HQ" means a letter name specifying the dimensions of bits, core barrels and drill rods in the H-size and Q-group wireline diamond drilling system having a core diameter of 63.5 mm and a hole diameter of 96 mm.

"hydrothermal" means the process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or fractures.

"igneous" means a primary crystalline rock formed by the solidification of magma.

"intermediate" means a rock with <10% quartz plus alkali and plagioclase feldspars.

"intrusive" means pertaining to rocks formed by the injection of magma into pre-existing rock and solidified by cooling beneath the surface.

"isoclinal" means descriptive of a fold where the adjacent limbs are parallel.

"Jurassic" means the middle period of the Mesozoic, 208.0-145.6 Ma.

"kriging" means an interpolation method of assigning values from samples to blocks that minimises the estimation error.

"leaching" means dissolution of gold from crushed and ground material.

"level (mining level)" means horizontal tunnel the primary purpose is the transportation of personnel and materials.

"lineament" means a major, linear, topographic feature of regional extent of structural or volcanic origin.

"lineation" means a repeated of penetrative linear structure in a rock mass.

"lithological" means geological description pertaining to different rock-types.

"LoM plans" means Life-of-Mine plans.

"mafic" means an igneous rock composed chiefly of ferromagnesian minerals and feldspars.

"magnetite" means an iron oxide mineral of the spinel group: Fe3O4.

"massive" means does not have a fabric.

"metamorphism" means structural and/or chemical alteration of rocks and minerals by heat, pressure and/or chemical processes.

"milling" means a general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

"mineralised" means rock in which minerals have been introduced to the point of a potential ore deposit.

"muscovite" means a common white mica mineral: KAl2(Si3Al)O10(OH,F)2.

"NQ" means a letter name specifying the dimensions of bits, core barrels and drill rods in the N-size and Q-group wireline diamond drilling system having a core diameter of 47.6 mm and a hole diameter of 75.7 mm.

"nugget effect" means the measure of the inherent randomness of a grade distribution.

"olivine" means a group of common ferromagnesian minerals characterised by a molecular structure of isolated silica tetrahedra: (Mg,Fe)SiO4.

"open pit" means a mine working or excavation open to the surface.

"open" means a fold with an interlimb angle between 70° and 120°.

"ordinary kriging" means a common type of kriging used when sampling information is relatively dense.

"ore" means a mixture of minerals, host rock and waste material which is expected to be mineable at a profit.

"Permian" means the youngest period of the Palaeozoic, 290.0-245.0 Ma.

"pillar" means rock left behind to help support the excavations in an underground mine.

"placer" means a concentration of heavy minerals in a fluvial system.

"plunge" means the inclination of a fold axis or other linear feature, measured in the vertical plane.

"porphyry" means igneous rock with phenocrysts in fine-grained or glassy matrix.

"Proterozoic" means the era of geological time between 2.5 billion and 570 million years ago.

"proximal" means near to a source.

"pyrite" means an iron sulphide mineral: FeS2.

"pyrrhotite" means an iron sulphide mineral: Fe1-xS.

"quartz" means crystalline silica, one of the commonest minerals: SiO2.

"Quaternary" means the most recent subperiod of the Cainozoic 1.64 Ma-present.

"recovery" means the percentage of valuable constituent derived from an ore; a measure of mining or extraction efficiency.

"regolith" means the superficial layer of loose, unconsolidated material which overlies bedrock over much of the land surface.

"reverse / thrust fault" means fault in which hanging wall moves upwards relative to the footwall.

"reverse circulation" means the circulation of bit-coolant and cuttings-removal liquids, drilling fluid, mud, air or gas down the borehole outside the drill rods and upward inside the drill rods.

"rheological" means flow and deformation of materials.

"run of the mine" means the raw mined material as it is delivered by the mine cars, skips or conveyors and prior to treatment of any sort.

"sedimentary" means pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.

"seismic" means earthquake or earth vibration including those artificially induced means.

"selvage" means the marginal zone of an igneous mass, characterised by a fine-grained or glassy texture.

"sericite" means a white, fine grained variety of muscovite: KAl2(Si3Al)O10(OH,F)2.

"shaft" means an opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.

"shale" means a fine grained detrital sedimentary rock formed by the compaction of clay, silt or mud which splits easily along its bedding planes.

"shear" means a fault that developed with a significant amount of ductile deformation of the rock mass it transgresses.

"sill" means a tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.

"stockwork" means a mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

"stope" means underground void created by mining.

"stratigraphy" means the science of rock strata.

"strike" means direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.

"stripping" means, in chemical extraction of minerals, treatment of pregnant solution to remove dissolved values.

"stripping ratio" means the unit amount of overburden that must be removed to gain access to a unit amount of ore or mineral material.

"sulphide" means sulphur bearing mineral.

"supergene" means referring to mineral deposits or enrichments formed by descending solutions.

"surface sources" means ore sources, usually dumps, tailings dams and stockpiles, located at the surface.

"sustaining capital" means capital estimates of a routine nature which are necessary for sustaining operations such as replacement or additional equipment, materials or infrastructure.

"syncline" means a concave fold in rock, the central part of which contains the youngest rock.

"tailings" means processed waste material left after extraction of most of the economic components.

"talc" means a sheet silicate mineral commonly found in metamorphosed ultramafic rock: Mg3Si4O10(OH)2.

"Tectonic" means descriptive of a structure produced by deformation or relating to a major Earth structure and its formation.

"tectonic" means the forces involved in, or the resulting structures of, tectonics.

"terrane" means a region of the crust with well-defined margins, which differs significantly in tectonic evolution from neighbouring regions.

"Tertiary" means a period of the Cainozoic comprising the Palaeocene to Pliocene, 65.0-1.64 Ma means.

"thrust" means overriding movement.

"tight (fold)" means a fold with a small angle between its limbs.

"tuff" means a general term for all consolidated pyroclastic rocks.

"ultramafic" means an igneous rock composed of ferromagnesian minerals to the exclusion of quartz and feldspars.

"vein" means a sheet-like or tabular, discordant, mineralised body formed by complete or partial infilling of a fracture within a rock.

"volcaniclastic" means containing volcanic material.

"waste" means the part of an ore deposit that is too low in grade to be of economic value at the time of mining, but which may be stored separately for possible treatment later.

"Yilgarn Craton" means stable interior of the continental plate, unaffected by plate margin activity since the Precambrian.

3.     ABBREVIATIONS

Ag	Silver
ANFO	Ammonium Nitrate Fuel Oil
Au	Gold
AusIMM	Australian Institute of Mining and Metallurgy
CIL	Carbon-in-leach
CIP	Carbon-in-pulp
CoG	Cut-off Grade
CPI	Consumer Price Index
DCF	Discounted Cash Flow
EIA	Environmental Impact Assessment
EMP	Environmental Management Programme
EMS	Environmental management system
FIFO	Fly-In-Fly-Out
FoG	Fall of Ground
FY	Financial Year
ILR	Intensive Leach Reactor
ITR	Independent Technical Report
JV	Joint Venture
LHD	Load Haul Dump (underground mechanised mining machine)
LoM plan	Life-of-Mine plan

SIFR	Serious Injury Frequency Rate, quoted in Mmhrs
MCF	Mine Call Factor
Mmhrs	Million man hours
NAV	Net Asset Value
NoI	Notice of Intent
NPV	Net Present Value
NSR	Net smelter return
op	Open pit
PWDP	Planned Within Design Pit
P	Planned
P80	80% Probability
PAI	Planned Above Infrastructure
QA-QC	Quality assurance-quality control
QP	Qualified Person
RC	Reverse Circulation
RoM	Run-of-Mine
SAG	Semi-autogenous grinding
SAMREC	South African code for Reporting of Mineral Resources and Mineral Reserves
SBP	Strategic Business Plan
SPQ	Single Persons' Quarters
SS	Surface Sources
TEC	Total Employees Costed
TEP	Technical Economic Projection
UHR	Uphole Retreat Stoping
UP	Unplanned
UPBI	Unplanned Below Infrastructure
UPODP	Unplanned Outside of Design Pit
WACC	Weighted Average Cost of Capital
WRC	Water and Rivers Commission
WRD	Waste Rock Dump
YTD	Year to Date

4.     UNITS

bcm	bank cubic metres
cm	a centimetre
g	grams
Ga	a billion years
g/t	grams per metric ton — gold concentration
GBP	Great Britain Pound
Ha	a Hectare
kg	a kilogram
km	a kilometre
km2	a square kilometre
koz	a thousand ounces
kt	a thousand metric tons
ktpa	a thousand metric tons per annum
ktpm	a thousand tons per month
m	a metre
m2	a square meter
m3	a cubic meter
Ml	a million litres
mm	a millimeter
Moz	a million ounces

Mt	a million tons
mtpa	a million tons per annum
oz	a fine troy ounce equalling 31.10348 grams
ppm	parts per million
t	a metric ton
[o]	degrees
'	minutes
%	percentage

Please direct all inquiries to:

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Georgeson Shareholder Communications Canada Inc., IAMGold's proxy solicitation and information agent, at:

66 Wellington Street West
TD Tower – Suite 5210
Toronto Dominion Centre
Toronto, Ontario M5K 1J3

North American Toll Free Number:

 1-888-288-8573

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF IAMGOLD CORPORATION

NOTICE TO UNITED STATES SHAREHOLDERS
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
IAMGold Corporation
The Transaction
The IAMGold Meeting
Selected Consolidated Financial Data for IAMGold
Selected Aggregate Historical Financial Data for the Acquired Companies
Summary Pro Forma Financial Information
GLOSSARY
EXCHANGE RATES
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
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THE TRANSACTION
THE PURCHASE AGREEMENT
THE ANTI-DILUTION AGREEMENT
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THE REGISTRATION RIGHTS AGREEMENT
GOLD FIELDS INTERNATIONAL AFTER COMPLETION OF THE TRANSACTION
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CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
BUSINESS TO BE CONSIDERED BY IAMGOLD SHAREHOLDERS
LEGAL MATTERS
IAMGOLD DIRECTORS' APPROVAL
SCHEDULE A SHARE ISSUE RESOLUTION
SCHEDULE B ANTI-DILUTION RESOLUTION
SCHEDULE C AMENDMENT RESOLUTION
SCHEDULE D SHARE INCENTIVE PLAN RESOLUTION
SCHEDULE E BY-LAW RESOLUTION
SCHEDULE F
SCHEDULE G AMENDED AND RESTATED PURCHASE AGREEMENT BETWEEN IAMGOLD CORPORATION AND GOLD FIELDS LIMITED, GOLD FIELDS GHANA HOLDINGS LIMITED and GOLD FIELDS GUERNSEY LIMITED MADE AS OF SEPTEMBER 30, 2004 AMENDED AND RESTATED AS OF NOVEMBER 4, 2004

AMENDED AND RESTATED PURCHASE AGREEMENT
Schedule C INDIRECTLY ACQUIRED COMPANIES
Schedule D – LIST OF DEFINED TERMS
Schedule E – ANTI–DILUTION AGREEMENT

ANTI-DILUTION AGREEMENT
Schedule F – REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT
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RELATIONSHIP AGREEMENT
SCHEDULE H – INFORMATION CONCERNING IAMGOLD CORPORATION
Five Year Cumulative Return on Cdn$100 Investment
SCHEDULE I – SELECTED INFORMATION CONCERNING GOLD FIELDS LIMITED
At June 30, 2004
SCHEDULE J – NARRATIVE DESCRIPTION OF THE ASSETS OF GOLD FIELDS INTERNATIONAL
EXHIBIT 1 VALUATION TABLES — ST. IVES GOLD MINE
EXHIBIT 2 VALUATION TABLES — AGNEW GOLD MINE
EXHIBIT 3 VALUATION TABLES — SADIOLA GOLD MINE
EXHIBIT 4 VALUATION TABLES — YATELA GOLD MINE
EXHIBIT 5 VALUATION TABLES — TARKWA GOLD MINE
EXHIBIT 6 VALUATION TABLES — DAMANG GOLD MINE
SCHEDULE K
Summarized Financial Results (in $000's except where noted)
IAMGOLD Attributable Production and Costs
Summarized Results 100% basis
Summarized Results 100% basis
Summarized Results 100% basis
Summarized Results 100% basis
Summarized Financial Results (in US$000's except where noted)
Quarterly Financial Review (in US$000's except where noted)
Summarized Results 100% basis
Summarized Results 100% basis
Summarized Results 100% basis
Summarized Results 100% basis
IAMGOLD Basis
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (unaudited) (US Dollars in 000's, except per share data)
CONSOLIDATED BALANCE SHEET (unaudited) (US Dollars in 000's, except per share data)
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) (US Dollars in 000's, except per share data)
CONSOLIDATED BALANCE SHEETS (Expressed in thousands of US dollars) December 31, 2003, 2002 and 2001
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (Expressed in thousands of US dollars) December 31, 2003, 2002 and 2001
CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of US dollars, except per share amounts) Years ended December 31, 2003, 2002 and 2001
AUDITORS' CONSENT
SCHEDULE L MANAGEMENT'S DISCUSSION AND ANALYSIS AND AGGREGATED HISTORICAL FINANCIAL STATEMENTS OF THE ACQUIRED COMPANIES
Summarised Financial Results — Acquired Companies
US$/AU$ exchange rate as of June 30, 2004
Weighted average US dollar interest rate as of June 30, 2004
Weighted average Australian dollar interest rate as of June 30, 2004
Aggregated historical financial information on the Acquired Companies
The Acquired Companies AGGREGATED HISTORICAL FINANCIAL STATEMENTS
SCHEDULE M – PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GOLD FIELDS INTERNATIONAL
GOLD FIELDS INTERNATIONAL PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS Year ended June 30, 2004 (unaudited) (Expressed in United States Dollars unless otherwise stated)
GOLD FIELDS INTERNATIONAL PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET As at June 30, 2004 (unaudited) (Expressed in United States Dollars unless otherwise stated)
GOLD FIELDS INTERNATIONAL PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT Year ended June 30, 2004 (unaudited) (Expressed in South African Rand unless otherwise stated)
GOLD FIELDS INTERNATIONAL PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET As at June 30, 2004 (unaudited) (Expressed in South African Rand unless otherwise stated)
SCHEDULE N TECHNICAL GLOSSARY